As filed with the U.S. Securities and Exchange Commission on May 9, 2022

Registration No. 333-262637

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_____________________

Amendment No. 1
to
Form S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

_____________________

ABRI SPAC I, INC.

(Exact name of registrant as specified in its charter)

_____________________

Delaware	6770
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)

9663 Santa Monica Blvd., No. 1091
Beverly Hills, CA 90210
(424) 732-1021

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

_____________________

Mr. Jeffrey Tirman
9663 Santa Monica Blvd., No. 1091
Beverly Hills, CA 90210
(424) 732-1021

(Name, address, including zip code, and telephone number, including area code, of agent for service)

_____________________

Copies to:

Mitchell S. Nussbaum G. Alex Weniger-Araujo Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Phyllis G. Korff Andrew J. Noreuil Mayer Brown LLP 1221 Avenue of the Americas New York, NY 10020 (212) 506-2500

_____________________

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this registration statement and the satisfaction or waiver of all other conditions under the Merger Agreement described herein.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b–2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be amended. These securities may not be sold nor may offers to buy be accepted until the registration statement filed with the Securities and Exchange Commission becomes effective. This proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction where such offer, solicitation or sale is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS
SUBJECT TO COMPLETION, dated May 9, 2022

PROPOSED MERGER

YOUR VOTE IS VERY IMPORTANT

Dear Stockholders:

You are cordially invited to attend the special meeting of the stockholders (the “Meeting”) of Abri SPAC I, Inc. (“Abri”), which will be held at [•] [•].m., Eastern time, on [•], 2022. The Board of Directors has determined to convene and conduct the Meeting in a virtual meeting format at [•]. Stockholders will NOT be able to attend the Meeting in person. This proxy statement/prospectus includes instructions on how to access the virtual Meeting and how to listen, vote, and submit questions from home or any remote location with Internet connectivity.

Abri is a Delaware blank check company established for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business transaction with one or more businesses or entities, which we refer to as a “target business.” Holders of Common Stock will be asked to approve, among other things, the Merger Agreement, dated as of January 27, 2022 (the “Merger Agreement”), by and among Abri, Abri Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Abri (“Merger Sub”) Apifiny Group Inc., a Delaware corporation (“Apifiny”), Erez Simha, solely in his capacity as representative, agent and attorney-in-fact of the Apifiny securityholders, and Abri Ventures I, LLC (the “Sponsor”), solely in its capacity as representative, agent and attorney-in-fact of the Indemnified Party (as defined in the Merger Agreement); and the other related Proposals.

Upon the closing of the transactions contemplated in the Merger Agreement, Merger Sub will merge with and into Apifiny (the “Business Combination”) with Apifiny surviving the Merger as a wholly owned subsidiary of Abri (the “Surviving Corporation”). In addition, in connection with the consummation of the Merger, Abri will be renamed “Apifiny Group Inc.” The transactions contemplated under the Merger Agreement relating to the Merger are referred to in this proxy statement/prospectus as the “Business Combination” and the combined company after the Business Combination is referred to in this proxy statement/prospectus as the “Combined Company.”

Pursuant to the Merger Agreement, the following actions will be taken, and the following consideration will be paid, in connection with the Business Combination:

Treatment of Apifiny Securities

Cancellation of Securities

Each share of Apifiny capital stock, if any, that is owned by Abri, Merger Sub, Apifiny, or any of their respective subsidiaries (as treasury stock or otherwise) immediately prior to the effective time of the Merger (the “Effective Time”), will automatically be cancelled and retired without any conversion or consideration.

Common Stock

•        Series F Common Stock. Immediately prior to the Effective Time, each issued and outstanding share of Apifiny’s Series F Common Stock, par value $0.0001 per share (“Apifiny F Stock”) (other than any such shares of Apifiny capital stock cancelled as described above), will be converted into the right to receive a number of shares of common stock, par value $0.0001 per share, of Abri (“Common Stock”) and, if the Designation of Series A Preferred Stock Proposal is approved, the same number of shares of Series A Preferred Stock, in each case at the Merger Exchange Ratio, and the pro rata portion of the Earnout Consideration, if any, set forth in the Closing Consideration Spreadsheet (as defined in the Merger Agreement) with respect to such share of Apifiny F Stock. If the Designation of Series A Preferred Stock Proposal is not approved and the Business Combination is consummated, each holder of Apifiny F Stock will receive only the applicable number of shares of Common Stock as Merger Consideration.

•        Series A Common Stock. Immediately prior to the Effective Time, each issued and outstanding share of Apifiny’s Class A common stock, par value $0.0001 per share (“Apifiny A Stock” and, together with the Apifiny F Stock, “Apifiny Common Stock”) (other than any such shares of Apifiny capital stock cancelled as described above and any dissenting shares) will be converted into the right to receive a number of shares of Common Stock at the Merger Exchange Ratio and the pro rata portion of the Earnout Consideration, if any, set forth in the Closing Consideration Spreadsheet with respect to such share of Apifiny A Stock.

•        “Merger Exchange Ratio” means the quotient obtained by dividing (a) 45,000,000 by (b) the Fully Diluted Company Shares.

•        “Fully Diluted Company Shares” means the sum, without duplication, of (a) all shares of Apifiny Common Stock that are issued and outstanding immediately prior to the Effective Time; plus (b) the aggregate number of Rollover Option Shares for in-the-money Company Options (each as defined in the Merger Agreement); plus (c) all shares of Apifiny Common Stock issuable upon conversion, exercise or exchange of any other in-the-money securities of Apifiny convertible into or exchangeable or exercisable for shares of Apifiny Common Stock.

Merger Sub Securities

Each share of common stock, par value $0.0001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into and become one newly issued share of common stock of the Surviving Corporation.

Stock Options

At the Effective Time, each outstanding option to purchase shares of Apifiny Common Stock will be converted into an option to purchase, subject to substantially the same terms and conditions as were applicable under such options at the Effective Time, under an equity option plan to be adopted post-Closing as described in the Merger Agreement, shares of Common Stock equal to the number of shares subject to such option at the Effective Time multiplied by the Merger Exchange Ratio, at an exercise price per share of Common Stock equal to the exercise price per share of Apifiny Common Stock equal to (a) the exercise price per share of Series A Common Stock of such option divided by (b) the Merger Exchange Ratio.

It is anticipated that, upon consummation of the Business Combination, after giving effect to the Merger Consideration including the Earnout Consideration, the Assurance Shares and the Sponsor Earnout Shares, as described herein, the exercise of outstanding Public Warrants and Private Warrants, and assuming (a) no redemption of shares by the public stockholders; (b) partial redemption of shares by the public stockholders, and (c) maximum redemption of shares by the public stockholders, (i) Abri’s existing public securityholders, excluding the Sponsor (as defined below), will own approximately 16.2%, 12.6% and 10.1%, respectively, of the issued Combined Company’s shares of Common Stock (which includes the Public Warrant Holders assuming all exercise their Warrants for cash at $11.50 per share), (ii) the Sponsor and its affiliates will own 4.0%, 4.1% and 4.3%, respectively of the issued Combined Company’s shares of Common Stock (which includes the exercise of the Private Warrants at $11.50 per share on a cashless basis), (iii) the Representative (as defined below) will own approximately 1.7%, 1.9% and 2.0%, respectively of the issued Combined Company’s shares of Common Stock, and (iv) Apifiny’s existing stockholders will own approximately 78.1%, 81.3% and 83.6%, respectively, of the issued Combined Company’s shares of Common Stock. These relative percentages assume no issuance of any additional shares upon the closing of the Business Combination under the Stock Plan.

If the actual facts are different from these assumptions (which they are likely to be), the percentage ownership and its relative value retained by the Abri stockholders will be different. See “Unaudited Pro Forma Condensed Combined Financial Information.”

Immediately upon consummation of the Business Combination, the Combined Company will be a “controlled company” within the meaning of Nasdaq corporate governance listing standards and as a result, the Combined Company will qualify for, and intends to rely on, exemptions from certain Nasdaq corporate governance listing standards. For more information, see “Directors and Executive Officers of the Combined Company After the Business Combination — Controlled Company Exemption.”

As of [•], 2022, there was approximately $[•] in Abri’s trust account. On [•], 2022, the record date for the Meeting, the last sale price of Abri’s shares of Common Stock was $[•].

Each stockholder’s vote is very important. Whether or not you plan to participate in the virtual Meeting, please submit your proxy card without delay. Stockholders may revoke proxies at any time before they are voted at the meeting. Voting by proxy will not prevent a stockholder from voting virtually at the Meeting if such stockholder subsequently chooses to participate in the Meeting.

We encourage you to read this proxy statement/prospectus carefully. In particular, you should review the matters discussed under the caption “Risk Factors” beginning on page 47.

Abri’s board of directors recommends that Abri stockholders vote “FOR” approval of each of the Proposals.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the Business Combination or otherwise, or passed upon the adequacy or accuracy of this proxy statement. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated [•], 2022, and is first being mailed to stockholders of Abri and Apifiny on or about  [•], 2022.

Jeffrey Tirman
Chief Executive Officer
Abri SPAC I, Inc.
[•], 2022

ABRI SPAC I, INC.
2093 Philadelphia Pike #1968
Claymont, DE 19703
Telephone: (650) 560-4753

NOTICE OF SPECIAL MEETING OF
ABRI SPAC I, INC. STOCKHOLDERS
To Be Held on [•]

To Abri SPAC I, Inc. Stockholders:

NOTICE IS HEREBY GIVEN, that you are cordially invited to attend a meeting of the stockholders of Abri SPAC I, Inc. (“Abri,” “we,” “our” or “us”), which will be held at [•] [•].m., Eastern time, on [•], 2022, at [•] (the “Meeting”). In light of COVID-19 we will hold the Meeting virtually. You can participate in the virtual Meeting as described in “The Meeting.”

During the Meeting, Abri’s stockholders will be asked to consider and vote upon the following proposals, which we refer to herein as the “Proposals”:

•        To consider and vote upon a proposal to approve the transactions contemplated under the Merger Agreement, dated as of January 27, 2022 (the “Merger Agreement”), by and among Abri, Abri Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Abri (“Merger Sub”) Apifiny Group Inc., a Delaware corporation (“Apifiny”), Erez Simha, solely in his capacity as representative, agent and attorney-in-fact of the Apifiny securityholders, and Abri Ventures I, LLC (the “Sponsor”), solely in its capacity as representative, agent and attorney-in-fact of the Indemnified Party (as defined in the Merger Agreement), (the “Business Combination”), a copy of which is attached to this proxy statement/prospectus as Annex A. This Proposal is referred to as the “Business Combination Proposal” or “Proposal No. 1.”

•        To consider and vote upon a proposal to approve the Second Amended and Restated Certificate of Incorporation of Abri, a copy of which is attached to this proxy statement/prospectus as Annex B (the “Amended Charter”) to, among other things, change Abri’s name to “Apifiny Group Inc.,” increase the total number of authorized shares of Common Stock from 100,000,000 to 200,000,000 and the number of authorized shares of Preferred Stock from 1,000,000 to 100,000,000, remove classes of the Combined Company’s directors and remove blank check company provisions, to be effective upon the consummation of the Business Combination (the “Closing”). This Proposal is referred to as the “Charter Amendment Proposal” or “Proposal No. 2.”

•        To consider and vote upon a proposal to designate the Combined Company’s Series A Preferred Stock, which would be issued in connection with the Business Combination, and which designation would, among other things, restrict the transfer of Series A Preferred Stock and retire the Series A Preferred Stock upon transfer of Common Stock held by a holder of Series A Preferred Stock. This proposal is referred to as the “Designation of Series A Preferred Stock Proposal” or “Proposal No. 2A.”

•        To consider and vote upon a proposal to approve the Amended and Restated Bylaws of Abri, a copy of which is attached to this proxy statement/prospectus as Annex C (the “Amended Bylaws”) to, among other things, set the procedures to nominate directors, reduce the quorum requirement for directors to transact business, allow Abri shares of stock to be uncertificated at the discretion of the board, increase the voting requirement to repeal or amend the “Indemnification” section and remove the ability of the stockholders to call a special meeting, to be effective upon Closing. This Proposal is referred to as the “Bylaws Amendment Proposal” or “Proposal No. 3.”

•        To approve and adopt, on a non-binding advisory basis, certain differences, in the governance provisions set forth in the Amended Charter, as compared to our Current Charter, which are being presented in accordance with the requirements of the U.S. Securities and Exchange Commission (the “SEC”) as seven separate sub-proposals. These sub-proposals are referred to as the “Governance Advisory Proposals” or “Proposal Nos. 4A-4G.”

•        To consider and vote upon a proposal to elect, effective as of Closing, Haohan Xu, Erez Simha, Laurence N. Charney, Timothy Murphy, Samuel Shen, Mads Jensen, Denis Duncan, [•], [•] and [•], to serve on the Board until their respective successors are duly elected and qualified. This Proposal is referred to as the “Director Election Proposal” or “Proposal No. 5.”

•        To consider and vote upon a proposal to approve the Apifiny Group Inc. 2022 Long-Term Incentive Plan (the “Stock Plan”), a copy of which is to be attached to this proxy statement/prospectus as Annex D, to be effective upon Closing. This Proposal is referred to as the “Stock Plan Proposal” or “Proposal No. 6.”

•        To consider and vote upon a proposal to approve: (i) for purposes of complying with Nasdaq Listing Rule 5635 (a) and (b), the issuance of more than 20% of the issued and outstanding shares of Common Stock and the resulting change in control in connection with the Merger. This Proposal is referred to as the “Nasdaq Proposal” or “Proposal No. 7.”

•        To consider and vote upon a proposal to approve the adjournment of the Meeting by the chairman thereof to a later date, if necessary, under certain circumstances, including for the purpose of soliciting additional proxies in favor of the foregoing Proposals, in the event Abri does not receive the requisite stockholder vote to approve the Proposals. This Proposal is called the “Adjournment Proposal” or “Proposal No. 8.”

The Business Combination Proposal is conditioned upon the approval of Proposal Nos. 2, 3, 5, 6 and 7. Proposal Nos. 2, 2A, 3, 4, 5, 6 and 7 are dependent upon approval of the Business Combination Proposal. It is important for you to note that in the event that the Business Combination Proposal is not approved, Abri will not consummate the Business Combination. If Abri does not consummate the Business Combination and fails to complete an initial business combination by August 12, 2022, (or February 12, 2023 in the event we extend the time to complete such business combination) Abri will be required to dissolve and liquidate, unless we seek stockholder approval to amend our Certificate of Incorporation to extend the date by which the Business Combination may be consummated.

Approval of the Business Combination Proposal, the Designation of Series A Preferred Stock Proposal, the Bylaws Amendment Proposal, the Governance Advisory Proposals, the Stock Plan Proposal, the Nasdaq Proposal and the Adjournment Proposal will each require the affirmative vote of the holders of a majority of the issued and outstanding shares of Common Stock present in person by virtual attendance or represented by proxy and entitled to vote at the Meeting or any adjournment thereof. Approval of the Charter Amendment Proposal will require the affirmative vote of a majority of the issued and outstanding shares of Common Stock. Approval of the Director Election Proposal will require the plurality of votes cast.

As of April [•], 2022, there were [*] shares of Common Stock issued and outstanding and entitled to vote. Only Abri stockholders who hold Common Stock of record as of the close of business on [•], 2022 are entitled to vote at the Meeting or any adjournment of the Meeting. This proxy statement/prospectus is first being mailed to Abri stockholders on or about [•], 2022.

Investing in Abri’s securities involves a high degree of risk. See “Risk Factors” beginning on page 47 for a discussion of information that should be considered in connection with an investment in Abri’s securities.

YOUR VOTE IS VERY IMPORTANT. PLEASE VOTE YOUR SHARES PROMPTLY.

Whether or not you plan to participate in the virtual Meeting, please complete, date, sign and return the enclosed proxy card without delay, or submit your proxy through the internet or by telephone as promptly as possible in order to ensure your representation at the Meeting no later than the time appointed for the Meeting or adjourned meeting. Voting by proxy will not prevent you from voting your shares of Common Stock online if you subsequently choose to participate in the virtual Meeting. Please note, however, that if your shares are held of record by a broker, bank or other agent and you wish to vote at the Meeting, you must obtain a proxy issued in your name from that record. Only stockholders of record at the close of business on the record date may vote at the Meeting or any adjournment or postponement thereof. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not participate in the virtual Meeting, your shares will not be counted for purposes of determining whether a quorum is present at, and the number of votes voted at, the Meeting.

You may revoke a proxy at any time before it is voted at the Meeting by executing and returning a proxy card dated later than the previous one, by participating in the virtual Meeting and casting your vote by hand or by ballot (as applicable) or by submitting a written revocation to [PROXY SOLICITOR], that is received by the proxy solicitor before we take the vote at the Meeting. If you hold your shares through a bank or brokerage firm, you should follow the instructions of your bank or brokerage firm regarding revocation of proxies.

Abri’s board of directors recommends that Abri stockholders vote “FOR” approval of each of the Proposals.    When you consider Abri’s board of director’s recommendation of these Proposals, you should keep in mind that Abri’s directors and officers have interests in the Business Combination that may conflict or differ from your interests as a stockholder. See the section titled “Proposals to be Considered by Abri Stockholders: The Business Combination — Interests of Abri’s Directors, Officers and Certain Stockholders in the Business Combination.”

On behalf of the Abri Board of Directors, I thank you for your support and we look forward to the successful consummation of the Business Combination.

By Order of the Board of Directors,

Jeffrey Tirman
Chief Executive Officer
Abri SPAC I, Inc.
[•], 2022

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST (I)(A) HOLD PUBLIC SHARES OF COMMON STOCK OR (B) HOLD PUBLIC UNITS AND YOU ELECT TO SEPARATE YOUR PUBLIC UNITS INTO THE UNDERLYING SHARES OF COMMON STOCK PRIOR TO EXERCISING YOUR REDEMPTION RIGHTS WITH RESPECT TO THE PUBLIC UNITS; AND (II) PRIOR TO [•] P.M., EASTERN TIME, ON [•], 2022, (A) SUBMIT A WRITTEN REQUEST TO CONTINENTAL THAT ABRI REDEEM YOUR PUBLIC SHARES OF COMMON STOCK FOR CASH AND (B) DELIVER YOUR PUBLIC SHARES OF COMMON STOCK AND/OR PUBLIC UNITS (IF APPLICABLE) TO CONTINENTAL, PHYSICALLY OR ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE, IN ACCORDANCE WITH THE PROCEDURES DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THE PUBLIC SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “THE MEETING — REDEMPTION RIGHTS” IN THIS PROXY STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.

HOW TO OBTAIN ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about Abri that is not included or delivered herewith. If you would like to receive additional information or if you want additional copies of this document, agreements contained in the appendices or any other documents filed by Abri with the Securities and Exchange Commission, such information is available without charge upon written or oral request. Please contact our proxy solicitor:

[PROXY SOLICITOR INFORMATION]

If you would like to request documents, please do so no later than [•], to receive them before the Meeting. Please be sure to include your complete name and address in your request. Please see “Where You Can Find Additional Information” to find out where you can find more information about Abri and Apifiny.

ABOUT THIS PROXY STATEMENT/PROSPECTUS

This document, which forms part of a registration statement on Form S-4 filed with the SEC by Abri, constitutes a prospectus of Abri under the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of Common Stock to be issued to Apifiny’s stockholders under the Merger Agreement. This document also constitutes a proxy statement of Abri under Section 14(a) of the Exchange Act.

You should rely only on the information contained in this proxy statement/prospectus in deciding how to vote on the Business Combination. Neither Abri nor Apifiny has authorized anyone to give any information or to make any representations other than those contained in this proxy statement. Do not rely upon any information or representations made outside of this proxy statement. The information contained in this proxy statement/prospectus may change after the date of this proxy statement. Do not assume after the date of this proxy statement/prospectus that the information contained in this proxy statement/prospectus is still correct.

Information contained in this proxy statement/prospectus regarding Abri and its business, operations, management and other matters has been provided by Abri and information contained in this proxy statement/prospectus regarding Apifiny and its business, operations, management and other matters has been provided by Apifiny.

This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities, or the solicitation of a proxy or consent, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

MARKET AND INDUSTRY DATA

Certain information contained in this document relates to or is based on studies, publications, surveys and other data obtained from third-party sources and Abri’s and Apifiny’s own internal estimates and research. While we believe these third-party sources to be reliable as of the date of this proxy statement/prospectus, we have not independently verified the market and industry data contained in this proxy statement/prospectus or the underlying assumptions relied on therein. Finally, while we believe our own internal research is reliable, such research has not been verified by any independent source.

TRADEMARKS

This document contains references to trademarks, trade names and service marks belonging to other entities. Solely for convenience, trademarks, trade names and service marks referred to in this proxy statement/prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.

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FREQUENTLY USED TERMS

Unless otherwise stated in this proxy statement, the terms, “we,” “us,” “our” or “Abri” refer to Abri SPAC I, Inc., a Delaware corporation. Further, in this document, the term:

•        “Abri Warrants” or “Warrants” refers to the redeemable warrants that entitle the holder of each whole warrant to purchase one share of Common Stock at a price of $11.50 per share, consisting of the Public Warrants and the Private Warrants.

•        “Amended Charter” means the Second Amended and Restated Certificate of Incorporation of Abri.

•        “Ancillary Agreements” means the agreements contemplated by the Merger Agreement.

•        “Apifiny” means Apifiny Group Inc., a Delaware corporation.

•        “ASC” means the Accounting Standards Codification.

•        “Board” means the board of directors of Abri.

•        “Business Combination” or “Merger” means the merger contemplated by the Merger Agreement.

•        “Certificate of Incorporation” or “Current Charter” means Abri’s current Amended and Restated Certificate of Incorporation.

•        “Closing” means the consummation of the Business Combination.

•        “Closing Date” means date of the consummation of the Business Combination.

•        “Code” means the Internal Revenue Code of 1986, as amended.

•        “Combined Company” means Abri after the Business Combination, renamed “Apifiny Group Inc.”

•        “Common Stock” means the shares of common stock, par value $0.0001 per share, of Abri prior to the Closing, and the Common Stock of the Combined Company following the Closing.

•        “Continental” means Continental Stock Transfer & Trust Company, Abri’s transfer agent.

•        “Effective Time” means the time at which the Business Combination becomes effective.

•        “Exchange Act” means the Securities Exchange Act of 1934, as amended.

•        “founder shares” means the 1,433,480 outstanding shares of Common Stock held by the Sponsor, sold for an aggregate purchase price of $25,000 on April 12, 2021.

•        “GAAP” means accounting principles generally accepted in the United States of America.

•        “HSR Act” means Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

•        “Initial Stockholders” means the Sponsor and other initial holders of Common Stock and Private Units, excluding the holders of the Representative Shares.

•        “IPO” refers to the initial public offering of 5,000,000 Units of Abri consummated on August 12, 2021.

•        “IRS” means the United States Internal Revenue Service.

•        “Meeting” means the special meeting of the stockholders of Abri, which will be held at [•] [•].m., Eastern time, on [•], 2022.

•        “Merger Agreement” means that certain Merger Agreement, dated as of January 27, 2022, by and among Abri, Merger Sub, Apifiny, Erez Simha, solely in his capacity as representative, agent and attorney-in-fact of the Apifiny securityholders, and the Sponsor, solely in its capacity as representative, agent and attorney-in-fact of the Indemnified Party (as defined in the Merger Agreement).

•        “Merger Sub” means Abri Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Abri.

•        “Private Placement” means the private placement entered into by Abri and the Sponsor, which was consummated simultaneously with the IPO.

•        “Private Units” means the 294,598 Units issued to the Sponsor pursuant to the Private Placement.

•        “Private Warrants” means the 294,598 Warrants included as components of the Private Units that entitle the holder of each whole warrant to purchase one share of Common Stock at a price of $11.50 per share in a private placement.

•        “public stockholders” means holders of shares of Common Stock excluding founder shares.

•        “Public Warrants” means the Warrants included in the Units that entitle the holder of each whole warrant to purchase one share of Common Stock at a price of $11.50 per share.

•        “Representative” or “Chardan Capital Markets” means Chardan Capital Markets, the representative of the underwriters in the IPO.

•        “SEC” means the U.S. Securities and Exchange Commission.

•        “Securities Act” means the Securities Act of 1933, as amended.

•        “Series A Certificate of Designation” means the Certificate of Designation of Series A Preferred Stock of the Combined Company.

•        “Series A Preferred Stock” means the Combined Company’s Series A preferred stock, par value $0.0001 per share, designated by the Series A Certificate of Designation.

•        “Sponsor” means Abri Ventures I, LLC, a Delaware limited liability company.

•        “Stock Plan” means the Apifiny Group Inc. 2022 Long-Term Incentive Plan.

•        “Surviving Corporation” means the corporation surviving the Merger as a wholly owned subsidiary of Abri.

•        “TipTop” means TipTop Century Limited, a Cayman Islands limited company.

•        “Trust Account” means Abri’s trust account maintained by Continental.

•        “Unit Purchase Option” means the option granted to Chardan Capital Markets to purchase up to 344,035 Units in addition to those sold in the IPO and the Private Placement.

•        “Units” means the units of Abri, each consisting of one share of Common Stock and one Warrant.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and the documents incorporated by reference herein contain certain forward-looking statements, within the meaning of “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, as amended (“PSLRA”). Investors should note that on April 8, 2021, the staff of the SEC issued a public statement entitled “SPACs, IPOs and Liability Risk under the Securities Laws,” in which the SEC staff indicated that there is uncertainty as to the availability of the safe harbor under the PSLRA in connection with a merger with a special purpose acquisition company. Investors should also note that on March 30, 2022, the SEC announced the proposal of new rules and amendments concerning special purpose acquisition companies (“SPACs”) that, if adopted, would, among other things, prohibit SPACs from taking advantage of the liability safe harbor in the Private Securities Litigation Reform Act of 1995 regarding forward-looking statements in SEC filings and with respect to business combination transactions.

Forward-looking statements can be identified by words such as “target,” “believe,” “expect,” “will,” “shall,” “may,” “anticipate,” “estimate,” “would,” “positioned,” “future,” “forecast,” “intend,” “plan,” “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Examples of forward-looking statements include, among others, statements made in this proxy statement/prospectus regarding the proposed transactions contemplated by the Merger Agreement, including the benefits of the Merger, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, achievement of the Earnout Consideration, other performance metrics, projections of market opportunity, expected management and governance of the Combined Company and expected timing of the Merger. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, these statements are based on various assumptions, whether or not identiﬁed in this proxy statement/prospectus and on the current expectations of Abri’s and Apifiny’s respective management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve, and must not be relied on by any investor, as a guarantee, an assurance, a prediction or a deﬁnitive statement of fact or probability. Actual events and circumstances are difﬁcult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Abri and Apifiny. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, market, ﬁnancial, political and legal conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of Abri’s and Apifiny’s control. Actual results and outcomes may differ materially from those indicated in the forward-looking statements. Therefore, investors and securityholders of Abri should not rely on any of these forward-looking statements.

Important factors that could cause actual results and outcomes to differ materially from those indicated in the forward-looking statements include, among others, the following: (1) the occurrence of any event, change or other circumstances that could give rise to an amendment or termination of the Merger Agreement and the proposed transaction contemplated thereby; (2) the inability to complete the transactions contemplated by the Merger Agreement due to the failure to obtain approval of the stockholders of Abri or Apifiny or other conditions to closing in the Merger Agreement; (3) the inability to project with any certainty the amount of cash proceeds remaining in the Trust Account at Closing; (4) the uncertainty relative to the cash made available to Apifiny at Closing should any material redemption requests be made by the Abri stockholders (since the sources of cash projected in the exhibit to this proxy statement/prospectus assume that no redemptions will be requested by Abri stockholders); (5) the inability of the Combined Company to obtain or maintain the listing of its securities on Nasdaq following the Merger; (6) the amount of costs related to the Merger; (7) Apifiny’s ability to yield sufficient cash proceeds from the transaction to support its short-term operations and research and development efforts since the Merger Agreement requires no minimum level of funding in the trust fund to close the transaction; (8) the outcome of any legal proceedings that may be instituted against the parties to the Merger Agreement following the announcement of the proposed Merger; (9) changes in applicable laws or regulations; (10) the ability of Apifiny to meet its post-Closing financial and strategic goals due to competition, among other things; (11) the ability of the Combined Company to grow and manage growth profitability and retain its key employees; (12) the possibility that the Combined Company may be adversely affected by other economic, business and/or competitive factors; (13) risks relating to the successful retention of Apifiny’s customers; (14) the potential impact that the COVID-19 pandemic may have on Apifiny’s customers, suppliers, vendors, regulatory agencies, employees and the global economy as a whole; (15) the expected duration over which Apifiny’s balances will fund its operations; and (16) other risks and uncertainties described herein, as well as those risks and uncertainties indicated in Abri’s final prospectus filed with the SEC on August 11, 2021 in connection with Abri’s initial public offering, particularly those under the “Risk Factors” sections therein, and in Abri’s other filings with the SEC. Abri cautions that the foregoing list of factors is not exclusive. If any of these risks materialize or

Abri’s or Apifiny’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Abri nor Apifiny presently know, or that Abri and Apifiny currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Abri and Apifiny’s current expectations, plans and forecasts of future events and views as of the date hereof. Nothing in this proxy statement/prospectus and the attachments hereto should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. Investors and securityholders of Abri should not place undue reliance on forward-looking statements in this proxy statement/prospectus and the attachments hereto, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of Abri and Apifiny described above. Abri and Apifiny anticipate that subsequent events and developments will cause their assessments to change.

All subsequent written and oral forward-looking statements concerning the Business Combination or other matters addressed in this proxy statement/prospectus and attributable to Abri, Apifiny or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this proxy statement/prospectus. Except to the extent required by applicable law or regulation, Abri and Apifiny undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events. Accordingly, undue reliance should not be placed upon the forward-looking statements.

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS

The following are answers to some questions that you, as a stockholder of Abri, may have regarding the Proposals being considered at the Meeting. We urge you to read carefully the remainder of this proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the Proposals and the other matters being considered at the Meeting. Additional important information is also contained in the annexes to and the documents incorporated by reference into this proxy statement/prospectus.

Q:     What is the purpose of this document?

A:     Abri, Merger Sub and Apifiny, have agreed to the Business Combination under the terms of the Merger Agreement, which is attached to this proxy statement/prospectus as Annex A, and is incorporated into this proxy statement/prospectus by reference. The Board is soliciting your proxy to vote for the Business Combination and other Proposals at the Meeting because you owned Common Stock at the close of business on [•], 2022, the “Record Date” for the Meeting, and are therefore entitled to vote at the Meeting. This proxy statement/prospectus summarizes the information that you need to know in order to cast your vote.

Q:     What is being voted on?

A:     Below are the Proposals that the Abri stockholders are being asked to vote on:

•        Proposal No. 1 — The Business Combination Proposal to approve the Merger Agreement and the Business Combination.

•        Proposal No. 2 — The Charter Amendment Proposal to approve the Second Amended and Restated Certificate of Incorporation attached to this proxy statement/prospectus as Annex B.

•        Proposal No. 2A — The Designation of Series A Preferred Stock Proposal to approve the designation of the Series A Preferred Stock, which would be issued in connection with Closing.

•        Proposal No. 3 — The Bylaws Amendment Proposal to approve the Amended and Restated Bylaws attached to this proxy statement/prospectus as Annex C.

•        Proposal Nos. 4A-4G — The Governance Advisory Proposals to approve and adopt, on a non-binding advisory basis, certain differences, in the governance provisions set forth in the Amended Charter, as compared to our Current Charter.

•        Proposal No. 5 — The Director Election Proposal to elect, effective as of Closing, Haohan Xu, Erez Simha, Laurence N. Charney, Timothy Murphy, Samuel Shen, Mads Jensen, Denis Duncan, [•], [•] and [•], to serve on the Board until their respective successors are duly elected and qualified.

•        Proposal No. 6 — The Stock Plan Proposal to approve the Stock Plan.

•        Proposal No. 7 — The Nasdaq Proposal to approve the issuance of more than 20% of the issued and outstanding shares of Common Stock in connection with the terms of the Merger Agreement, which will result in a change of control, as required by Nasdaq Listing Rule 5635(a).

•        Proposal No. 8 — The Adjournment Proposal to approve the adjournment of the Meeting.

Q:     What vote is required to approve the Proposals?

A:     Proposal No. 1 — The Business Combination Proposal requires the affirmative vote of the majority of the issued and outstanding shares of Common Stock present in person by virtual attendance or represented by proxy and entitled to vote at the Meeting. An abstention will have the effect of a vote “AGAINST” Proposal No. 1. Broker non-votes will have no effect on the vote for Proposal No. 1.

Proposal No. 2 — The Charter Amendment Proposal requires the affirmative vote of the majority of the issued and outstanding shares of Common Stock. Abstentions and broker non-votes will have the effect of a vote “AGAINST” Proposal No. 2.

Proposal No. 2A — The Designation of Series A Preferred Stock Proposal requires the affirmative vote of the majority of the issued and outstanding shares of Common Stock present in person by virtual attendance or represented by proxy and entitled to vote. An abstention will have the effect of a vote “AGAINST” Proposal No. 2A. Broker non-votes will have no effect on the vote for Proposal No. 2A.

Proposal No. 3 — The Bylaws Amendment Proposal requires the affirmative vote of the majority of the issued and outstanding shares of Common Stock present in person by virtual attendance or represented by proxy and entitled to vote. An abstention will have the effect of a vote “AGAINST” Proposal No. 3. Broker non-votes will have no effect on the vote for Proposal No. 3. The Bylaws Amendment Proposal will set the procedures to nominate directors; reduce the quorum requirement for directors to transact business; allow Abri shares of stock to be uncertificated at the discretion of the board; increase the voting requirement to repeal or amend the “Indemnification” section, as more fully described herein; and remove the ability of the stockholders to call a special meeting.

Proposal Nos. 4A-4G — The Governance Advisory Proposals require the affirmative vote of the majority of the issued and outstanding shares of Common Stock present in person by virtual attendance or represented by proxy and entitled to vote on a non-binding advisory basis. Abstentions will have the effect of a vote “AGAINST” Proposal Nos. 4A-4G. Broker non-votes will have no effect on the vote for Proposal Nos. 4A-4G.

Proposal Nos. 4A-4G are as follows:

•        Governance Advisory Proposal A — To change the name of the Company after the Merger to Apifiny Group Inc.

•        Governance Advisory Proposal B — To change the number of authorized shares of capital stock of the Company from 100,000,000 to 200,000,000.

•        Governance Advisory Proposal C — To change the number of authorized shares of Preferred Stock from 1,000,000 to 100,000,000.

•        Governance Advisory Proposal D — To remove blank check company/special purpose acquisition company provisions.

•        Governance Advisory Proposal E — To remove the classification of board of directors provisions to only one class.

•        Governance Advisory Proposal F — To add antitakeover provisions.

•        Governance Advisory Proposal G — To change the amendment of charter provision, which will require the approval of holders of at least 66 2/3% of the voting power of the outstanding shares of capital stock.

The Governance Advisory Proposals will be approved and adopted only if holders of at least a majority of the issued and outstanding shares of Common Stock present in person by virtual attendance or represented by proxy and entitled to vote at the Meeting vote “FOR” the Governance Advisory Proposals.

The Business Combination is not conditioned upon the approval of the Governance Advisory Proposals.

As discussed above, a vote to approve each of the Governance Advisory Proposals is an advisory vote, and therefore, is not binding on Abri, Apifiny or their respective boards of directors. Accordingly, regardless of the outcome of the non-binding advisory vote, Abri and Apifiny intend that the Amended Charter, in the form attached to this proxy statement/prospectus as Annex B and containing the provisions noted above, will take effect at Closing, assuming approval of the Charter Amendment Proposal.

Proposal No. 5 — The Director Election Proposal requires a plurality of the votes cast. The proposed directors will be Haohan Xu, Erez Simha, Laurence N. Charney, Timothy Murphy, Samuel Shen, Mads Jensen, Denis Duncan,        ,        and        . Withhold votes and broker non-votes will have no effect on the vote for Proposal No. 5.

Proposal No. 6 — The Stock Plan Proposal requires the affirmative vote of the majority of the issued and outstanding shares of Common Stock present in person by virtual attendance or represented by proxy and entitled to vote. Abstentions will have the effect of a vote “AGAINST” Proposal No. 6. Broker non-votes will have no effect on the vote for Proposal No. 6.

Proposal No. 7 — The Nasdaq Proposal requires the affirmative vote of the majority of the issued and outstanding shares of Common Stock present in person by virtual attendance or represented by proxy and entitled to vote at the Meeting. Abstentions will have the effect of a vote “AGAINST” Proposal No. 7. Broker non-votes will have no effect on the vote for Proposal No. 7.

Proposal No. 8 — The Adjournment Proposal requires the affirmative vote of the majority of the issued and outstanding shares of Common Stock present in person by virtual attendance or represented by proxy and entitled to vote at the Meeting. Abstentions will have the effect of a vote “AGAINST” Proposal No. 8. Broker-non votes have no effect on the vote for Proposal No. 8. The Adjournment Proposal, if adopted, will approve the chairman’s adjournment of the Meeting to a later date to permit further solicitation of proxies. The Adjournment Proposal will only be presented to our stockholders in the event, based on the tabulated votes, there are not sufficient votes received at the time of the Meeting to approve the other Proposals.

Q:     Are any of the Proposals conditioned on one another?

A:     The Business Combination Proposal is conditioned upon the approval of Proposal Nos. 2, 3, 5, 6 and 7. Proposal Nos. 2, 2A, 3, 4, 5, 6 and 7 are dependent upon approval of the Business Combination Proposal. It is important for you to note that in the event that the Business Combination Proposal is not approved, Abri will not consummate the Business Combination. If Abri does not consummate the Business Combination and fails to complete an initial business combination by August 12, 2022, Abri will be required to dissolve and liquidate, unless we seek stockholder approval to amend our Certificate of Incorporation to extend the date by which the Business Combination may be consummated.

Q:     What will happen in the Business Combination?

A:     At Closing, Merger Sub will merge with and into Apifiny, with Apifiny surviving the Merger as the surviving entity. Upon consummation of the Business Combination, Apifiny will become a wholly-owned subsidiary of Abri. In connection with the Business Combination, the cash held in the Trust Account after giving effect to any redemption of shares by public stockholders will be used to pay certain fees and expenses in connection with the Business Combination, and for working capital and general corporate purposes. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A.

Q:     How will the Initial Stockholders vote?

A:     Pursuant to a letter agreement, the Initial Stockholders agreed to vote their respective shares of Common Stock acquired by them prior to the IPO and any shares of Common Stock purchased by them in the open market after the IPO in favor of the Business Combination Proposal and related proposals (“Letter Agreement”). In addition, in connection with the execution of the Merger Agreement, the Initial Stockholders entered into the Parent Stockholder Support Agreement with Apifiny pursuant to which they agreed to vote all shares of Common Stock beneficially owned by them in favor of the Business Combination Proposal. As of [•], 2022, a total of [•] shares of Common Stock or approximately [•]% of the outstanding shares were subject to the letter agreement and the Parent Stockholder Support Agreement. As a result, only [•] shares of Common Stock held by the public stockholders will need to be present in person by virtual attendance or by proxy to satisfy the quorum requirement for the meeting. In addition, as the vote to approve the Business Combination Proposal is a majority of the then outstanding shares of Common Stock present and entitled to vote at the Meeting, assuming only the minimum number of shares of Common Stock to constitute a quorum is present, only [•] shares of Common Stock or approximately [•]% of the outstanding shares of the Common Stock held by the public stockholders must vote in favor of the Business Combination Proposal for it to be approved.

Q:     How many votes do I and others have?

A:     You are entitled to one vote for each share of Common Stock that you held as of the Record Date. As of the close of business on the Record Date, there were [•] outstanding shares of Common Stock.

Q:     What is the consideration being paid to Apifiny securityholders?

A:     45,000,000 shares of Common Stock plus the contingent right to the Earnout Consideration amounting to up to 10,500,000 shares of Common Stock.

Q:     What are the material terms of Series A Preferred Stock?

A:     If the Designation of Series A Preferred Stock Proposal is approved and the Business Combination is consummated, then, in accordance with and subject to the conditions of the Merger Agreement, each share of Apifiny F Stock will be converted into the right to receive, in addition to the applicable number of shares of Common Stock, an equal number of shares of Series A Preferred Stock. Each share of Series A Preferred Stock will be entitled to nine votes and will vote on any matter submitted to the holders of Common Stock and will vote together with the Common Stock as one class on such matters for as long as any shares of Series A Preferred Stock are issued and outstanding. Shares of Series A Preferred Stock will have no liquidation preferences, will not be entitled to receive any dividends, distributions or payments that are paid to holders of Common Stock or any other class of stock of the Combined Company and will not be convertible into any other class of stock of the Combined Company. Series A Preferred Stock will be non-transferrable by any holder thereof, except for transfers to an affiliate of such holder. In the event of any transfer of Common Stock by a holder of Series A Preferred Stock, a number of shares of Series A Preferred Stock equal to the number of shares of Common Stock transferred will be automatically retired without any compensation to the holder thereof. Once retired, shares of Series A Preferred Stock will not be eligible to be reissued. It is anticipated that upon Closing, the holders of Apifiny F Stock will own a majority of the Combined Company. See “Comparison of Stockholders’ Rights” for a more detailed discussion of the rights of stockholders of the Combined Company.

Q:     Will Proposal No. 2A (The Designation of Series A Preferred Stock Proposal) affect Closing? What happens if I vote against Proposal No. 2A?

A:     Proposal No. 2A (The Designation of Series A Preferred Stock Proposal) authorizes the designation and issuance of Series A Preferred Stock if such proposal is approved and the Business Combination is consummated. Closing is not contingent on approval of Proposal No. 2A and failure to approve Proposal No. 2A will not prevent the Business Combination from being consummated. If Proposal No. 2A is approved, each holder of Apifiny F Stock will receive, in addition to the applicable number of shares of Common Stock, a number of shares of Series A Preferred Stock equal to the number of shares of Common Stock such holder receives as Merger Consideration. Each share of Series A Preferred Stock will be entitled to nine votes on any matter submitted to the holders of Common Stock. If Proposal No. 2A is not approved and the Business Combination is consummated, the Amended Charter, if approved, will still contain the authority for the board of directors of the Combined Company to designate one or more series of preferred stock in the future, but the Class A Preferred Stock will not be designated or issued as proposed and each holder of Apifiny F Stock will receive only the applicable number of shares of Common Stock as Merger Consideration. See “Proposal No. 2A — Designation of Series A Preferred Stock” for a more detailed discussion of the designation of Series A Preferred Stock.

Q:     What equity stake will current stockholders of Abri and Apifiny stockholders hold in the Combined Company after the Closing?

A:     It is anticipated that upon Closing, public stockholders will retain an ownership interest of approximately 10.7% in the Combined Company, the Sponsor, officers, directors and other holders of founder shares will retain an ownership interest of approximately 3.2% of the Combined Company, the Representative will retain an ownership interest of approximately 1.8% of the Combined Company, and the Apifiny stockholders will own approximately 84.3% of the Combined Company, including TipTop, which will own 52.6% of the outstanding Common Stock of the Combined Company.

The ownership percentages set forth above with respect to the Combined Company do not take into account (i) the redemption of any shares of Common Stock by the public stockholders or (ii) the issuance of any additional shares upon Closing under the Stock Plan. If the actual facts are different from these assumptions (which they are likely to be), the percentage ownership retained by the Abri stockholders will be different. See “Unaudited Pro Forma Condensed Combined Financial Information.”

If Proposal No. 2A is not approved, the voting power of stockholders of the Combined Company will be equal to their respective ownership percentages set forth above. However, if Proposal No. 2A is approved and Series A Preferred Stock (each share of which is entitled to nine votes on any matter submitted to the holders of Common Stock) is issued, it is anticipated that, under the assumptions set forth above, upon Closing, public stockholders will retain voting power of approximately 1.9% in the Combined Company, the Sponsor, officers, directors and other holders of founder shares will retain voting power of approximately 0.6% of the Combined Company, the Representative will retain voting power of approximately 0.3% of the Combined Company, and the Apifiny stockholders will have voting power of approximately 97.2% of the Combined Company, of which TipTop will have voting power of approximately 84.5% of the Combined Company. Haohan Xu, who is anticipated to be the Combined Company’s Chief Executive Officer and Chairperson of the Board, is expected to continue holding the voting power with respect to all of the shares of TipTop, may be deemed to have beneficial ownership of the securities held of record by TipTop after Closing and therefore will control the Combined Company. For more information about TipTop, see “Security Ownership of Certain Beneficial Owners and Management.”

Q:     What equity stake will the Sponsor and its affiliates hold in the Combined Company, and what is the value of such interest?

A:     Immediately after Closing, assuming no redemption of shares of Common Stock for cash, the Sponsor and any affiliates will retain an ownership interest of approximately 3.2% in the Combined Company, which will have an estimated value of [$17.1 million] based on the value of the Merger Consideration at $10.00 per share, and taking into account the trading prices of [$8.89 as of [•], 2022]. Assuming maximum redemption of shares of Common Stock for cash, the Sponsor will retain an ownership interest of approximately 3.5% in the Combined Company, assuming that no Private Warrants held by the Sponsor are exercised. If the actual facts are different from these assumptions (which they are likely to be), the percentage ownership retained by the Sponsor and its affiliates will be different.

Q:     What is the cash value of the securities and any other consideration that (i) the public holders of Common Stock, (ii) holders of Public Warrants, (iii) the Sponsor and its affiliates (iv) the Representative and (v) the Apifiny securityholders will receive pursuant to the Business Combination?

A:     After the Business Combination, after taking into account the Earnout Consideration, the Assurance Shares, the Sponsor Earnout Shares and the payouts pursuant to the Warrant Revenue Sharing Side Letter (all more fully described and defined herein), (a) assuming that none of the existing public stockholders exercise their redemption rights and (b) all the milestones described below are achieved pursuant to the Merger Agreement and Sponsor Earnout Agreement, (i) the public stockholders will own approximately 5,733,902 shares of Common Stock or 8.1% of the issued Combined Company’s shares of Common Stock, with a cash value of $57.3 million, based on the value of the Merger Consideration at $10.00 per share; or $172.0 million, based on the value of Common Stock at $30.00 post-Merger; (ii) the Abri Public Warrant holders will own approximately 5,733,902 shares of Common Stock, or 8.1% of the issued Combined Company’s shares of Common Stock upon exercise of the Public Warrants (assuming the price of the Common Stock is above the exercise price of $11.50 per share) with cash proceeds of $65.9 million, and a cash value of $172.0 million, based on the value of Common Stock at $30.00 post-Merger; (iii) the Sponsor and its affiliates will collectively own up to 2,867,350 shares of Common Stock, or 4.0% of the issued Combined Company’s shares of Common Stock with a cash value of $86.0 million, including the Earnout Shares and the underlying Common Stock from the cashless exercise of the Abri Private Warrants (assuming the price of the Common Stock is at $16.50 when the Private Warrants are exercised at $11.50), based on the value of the Common Stock at $30.00 post-Merger; (iv) the Representative (as defined below) will own 1,263,506 shares of Common Stock, or 1.8% of the issued Combined Company’s shares of Common Stock with a cash value of $37.9 million (assuming the price of Common Stock is at $16.50 when the Unit Purchase Option and the underlying warrants are exercised at $11.50 on a cashless basis, and including the 105,000 additional shares to be issued when Apifiny’s Earnout Consideration is fully achieved), based on the value of the Common Stock at $30.00 post-Merger; and (v) and Apifiny’s existing stockholders will own 55,500,000, or 78.1% of the issued Combined Company’s shares of Common Stock with a cash value of $1.67 billion, based on the value of the Common Stock at $30.00 when the Earnout Shares are fully achieved. If the price of Common Stock is below $11.50 per share and there is no exercise of Abri Warrants, these percentages will change. If any of the existing public stockholders exercise their redemption rights, the anticipated percentage ownership of Abri’s existing stockholders will be reduced. Please see page 35 for a full analysis of the different redemption scenarios “Ownership of the Combined Company After the Closing.”

•        First Milestone Event: the closing price of the shares of Common Stock is greater than or equal to $16.50 per share over any twenty (20) consecutive trading days during the first year after Closing (the “First Milestone Event”);

•        Second Milestone Event: the closing price of the shares of Common Stock is greater than or equal to $23.00 per share over any twenty (20) consecutive trading days during the first two years after Closing (the “Second Milestone Event”);

•        Third Milestone Event: the closing price of the shares of Common Stock is greater than or equal to $30.00 per share over any twenty (20) consecutive trading days during the first three years after Closing (the “Third Milestone Event”).

Q:     If the Public Warrants are exercised, how will the proceeds be paid?

A:     In the event the price of Common Stock is greater than or equal to $16.50 per share over any twenty (20) consecutive trading days, the Public Warrants may be redeemed for $0.01 per Public Warrant unless the holder thereof exercises such Public Warrant. If the Public Warrants are exercised at $11.50 per share, the proceeds will be distributed as follows: 45% to the Company, 20% to the Sponsor and 35% to the Chief Executive Officer of the Combined Company. For more information about the 35% of the Warrant Exercise Price distributed to the Chief Executive Officer of the Combined Company, see “Summary of the Proxy Statement — Agreements to be Executed at Closing — Warrant Revenue Sharing Side Letter.” The actual proceeds will depend on the number of Public Warrants exercised. If 100% of the Public Warrants are exercised, the proceeds will be distributed as follows: $29,673,036 to the Company, $13,188,016 to the Sponsor and $23,079,028 to the Chief Executive Officer of the Combined Company.

Q:     Do the Public Warrant holders have different rights to those held by Private Warrant holders?

A:     Upon Closing, the Private Warrants will be identical to the Public Warrants. Currently, so long as the Private Warrants are held by our Sponsor or its permitted transferees, they a) will not be redeemable by us, and b) can be exercisable on a cashless basis. If the Private Warrants are held by holders other than our Sponsor or its permitted transferees, the Private Warrants will be redeemable by us in all redemption scenarios and exercisable by the holders on the same basis as the Public Warrants. No Public Warrants will be exercisable for cash unless we have an effective and current registration statement covering the shares of Common Stock issuable upon exercise of the Public Warrants and a current prospectus relating to such shares, and unless the last sales price of our shares of Common Stock equals or exceeds $16.50 per share for any 20 trading days within a 30 trading day period ending three business days before we send the notice of redemption. It is our current intention to have an effective and current registration statement covering the shares of Common Stock issuable upon exercise of the Public Warrants and a current prospectus relating to such shares in effect promptly following consummation of an Initial Business Combination. Notwithstanding the foregoing, if a registration statement covering the shares of Common Stock issuable upon exercise of the Public Warrants is not effective within 90 days following the consummation of our Initial Business Combination, Public Warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise Public Warrants on a cashless basis. If the foregoing conditions are satisfied and we issue a notice of redemption, each Public Warrant holder can exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the shares of Common Stock may fall below the $16.50 trigger price as well as the $11.50 warrant exercise price per share after the redemption notice is issued and limit our ability to complete the redemption.

Q:     Will the holders of Public Warrants be notified when the Public Warrants become eligible for redemption?

A:     If the conditions to redeem the Public Warrants are satisfied, Abri shall fix a date for the redemption (the “Redemption Date”) to redeem the Public Warrants at a price of $0.01 per Public Warrant (“Redemption Price”). Notice of redemption shall be mailed by first class mail, postage prepaid, not less than 30 days prior to the date fixed for redemption to the registered holders of the Public Warrants to be redeemed at their last addresses as they shall appear on the warrant register. Any notice mailed in the manner herein provided shall be conclusively presumed to have been duly given, whether or not the Registered Holder received such notice. The Public Warrants may be exercised at any time after notice of redemption shall have been given and prior to the Redemption Date; provided that Abri may require the registered holder to exercise the Public Warrants on a cashless basis. On and after the Redemption Date, the registered holder of the Warrants shall have no further rights except to receive, upon surrender of the Warrants, the Redemption Price.

Q:     Do any of Abri’s directors or officers have interests that may conflict with my interests with respect to the Business Combination?

A:     In considering the recommendation of the Board to approve the Merger Agreement, Abri stockholders should be aware that certain Abri executive officers and directors may be deemed to have interests in the Business Combination that are different from, or in addition to, those of Abri stockholders generally. These interests, which may create actual or potential conflicts of interest, are, to the extent material, described in the section entitled “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” beginning on page 144. Our Current Charter provides that to the extent allowed by law, the doctrine of corporate opportunity shall not apply with respect to Abri’s officers or directors in circumstances where the application of such doctrine would conflict with any fiduciary duties or contractual obligations they may have. This provision had no impact on Abri’s search for an acquisition target.

Q:     What is the financial risk to the Sponsor and its affiliates with respect to the Business Combination?

A:     If an initial business combination, such as the Business Combination, is not completed by August 12, 2022 (or February 12, 2023 in the event Abri extends the time to complete a business combination), Abri will be required to dissolve and liquidate. In such event, the 1,433,480 founder shares currently held by the Initial Stockholders, which were acquired prior to the IPO will be worthless because such holders have agreed to waive their rights to any liquidation distributions. The founder shares were purchased for an aggregate purchase price of $25,000. In addition, the 294,598 Private Units purchased by the Sponsor for a total purchase price of $2,945,980, will be worthless. The Units had an aggregate market value of approximately $[•] based on the closing price of Units on the Nasdaq Stock Market as of [•], 2022. Furthermore, any working capital loans extended to the Company by the Sponsor that are not paid back at the close of the Business Combination will be forgiven. As of April [*], 2022, the Sponsor has extended $800,000 of working capital loans through two convertible promissory notes. There are no additional out of pocket expenses. If the Business Combination is not consummated, the aggregate amount of $2,945,980 invested and the $800,000 in working capital loans to the Company will be lost.

Q:     What interests does the Sponsor and its affiliates have in the Business Combination?

A:     The Sponsor, members of the Board and Abri’s executive officers and advisors have interests in the Business Combination that are different from or in addition to (and which may conflict with) your interest. These interests include:

•        the fact that the Sponsor paid an aggregate of $25,000 for the founder shares and such securities will have a significantly higher value at the time of the Business Combination;

•        the fact that if the Business Combination is not approved, in accordance with our Charter, the 1,433,480 founder shares held by our Sponsor, our officers and directors, which were acquired prior to the IPO for an aggregate purchase price of $25,000, will be worthless (as the holders have waived liquidation rights with respect to such shares), as will the 294,598 shares of Common stock and 294,598 Private Warrants that were included in the Private Units acquired simultaneously with the IPO and in connection with the exercise of the overallotment option, for an aggregate purchase price of $2,945,980. Irrespective of existing lock-up agreements that impose restrictions on the transfer of the founder shares, the shares of Common Stock in the Private Units and Private Warrants, such founder shares together with the shares of Common Stock in the Private Units, and Private Warrants had an aggregate market value of approximately $[*] based on the last sale price of $[*] and $[*], respectively, on Nasdaq on [*], 2022;

•        if we are unable to complete a business combination and distribute the proceeds held in trust to our public stockholders, our Sponsor has agreed (subject to certain exceptions) that it will be liable to ensure that the proceeds in the trust account are not reduced below $10.00 per share by the claims of target businesses or claims of vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us;

•        all rights specified in the Company’s Charter relating to the right of officers and directors to be indemnified by the Company, and of the Company’s officers and directors to be exculpated from monetary liability with respect to prior acts or omissions, will continue after a business combination. If the Business Combination is not approved and the Company liquidates, the Company will not be able to perform its obligations to its officers and directors under those provisions;

•        our Sponsor, officers, directors, initial stockholders or their affiliates, are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on our behalf, such as identifying and investigating possible business targets and business combinations. However, if the Company fails to consummate the Business Combination, they will not have any claim against the trust account for reimbursement. Accordingly, the Company will most likely not be able to reimburse these expenses if the Business Combination is not completed, including any balances outstanding on any Working Capital Notes, as described herein, issued to Abri by the Sponsor. As of April [*], 2022, $800,000 is outstanding from the Working Capital Notes, and there are no out-of-pocket expenses owed to Abri’s officers, directors or Sponsor;

•        In light of the foregoing, the Sponsor and its affiliates will receive material benefits from Closing and may be incentivized to complete the Business Combination with Apifiny rather than liquidate even if (i) Apifiny is a less favorable target company or (ii) the terms of the Business Combination are less favorable to stockholders. As a result, our Sponsor and its affiliates may have interests in Closing that are materially different than, and may conflict with, the interests of other stockholders. Further, the Sponsor and its affiliates who hold founder shares or Private Warrants may receive a positive return on their investment(s), even if the public stockholders experience a negative return on their investment after consummation of the Business Combination.

These interests may influence Abri’s directors in making their recommendation that you vote in favor of the approval of the Business Combination.

Q:     Are there any arrangements to help ensure that Abri will have sufficient funds, together with the proceeds in its Trust Account, to fund the consideration?

A:     Yes. To the extent not utilized to consummate the Business Combination, the proceeds from the Trust Account will be used for general corporate purposes, including, but not limited to, working capital for operations, capital expenditures and future acquisitions.

Q:     What is the potential impact of redemptions on the per share value of the shares owned by non-redeeming stockholders?

A:     If Abri stockholders elect to redeem their shares of Common Stock, the stock price per share of Common Stock may drop. Therefore, holders of Common Stock may experience a reduction in the value of their ownership of shares of Common Stock if they do not elect to redeem their shares. Please see “Summary of the Proxy Statement — Net Loss and Net Book Value Per Share Calculation.”

Q:     What are the risks to Public Warrant holders, and does the trading price affect the Company’s ability to redeem the Public Warrants?

A:     The redemption criteria for our Warrants have been established at a price which is intended to provide Public Warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the Warrant exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the Warrants; however, such redemption may occur at a time when the Warrants are “out-of-the-money,” in which case you would lose any potential embedded value from a subsequent increase in the value of our Common Stock had your Warrants remained outstanding. Historical trading prices for our Common Stock have not exceeded the $16.50 per share threshold at which the Public Warrants would become redeemable. However, this could occur in connection with or after Closing.

Q:     What is the value of warrants based upon recent trading prices that may be retained by redeeming stockholders assuming maximum redemptions and any resultant risks?

A:     Our Warrants are not redeemable and they trade separately from our Common Stock. As of [•], 2022, we have 5,733,920 outstanding Warrants priced as at $0.33 per warrant, with an approximate total value of $1,892,000. These Warrants are exercisable at $11.50 per warrant and, if exercised, will increase the number of Common Stock outstanding which could possibly increase the volatility of the price of our Common Stock.

Q:     What are the reasons for the Board’s recommendation regarding the Business Combination with Apifiny?

A:     The Board considered both positive and negative factors when recommending this transaction. It considered the increasing acceptance of crypto currencies globally, the benefit of more transparent price discovery, the efficiency of trading crypto currencies across multiple trading platforms and a more favorable valuation of Apifiny versus its peer group. The Board also considered the emerging regulatory environment expected to impact crypto currencies, various cross boarder trading matters and an environment where challenges arise in the marketplace when new electronic trading protocols are developed. The Board did not obtain a fairness opinion for this transaction since the Current Charter only requires one if the target business is affiliated with the Sponsor, or the directors or officers of Abri. This transaction was negotiated between unrelated parties with no pre-existing relationship and no conflicts of interest were present.

Q:     When and where is the Meeting?

A:     The Meeting will take place at [•], on [•], 2022, at [•] a.m.

Q:     Who may vote at the Meeting?

A:     Only holders of record of Common Stock as of the close of business on [•], 2022 may vote at the Meeting of stockholders. As of [•], there were [•] shares of Common Stock outstanding and entitled to vote. Please see “The Meeting — Record Date; Who is Entitled to Vote” for further information.

Q:     What is the quorum requirement for the Meeting?

A:     Stockholders representing a majority of the shares of Common Stock issued and outstanding as of the Record Date and entitled to vote at the Meeting must be present in person by virtual attendance or represented by proxy in order to hold the Meeting and conduct business. This is called a quorum. Shares of our Common Stock will be counted for purposes of determining if there is a quorum if the stockholder (i) is present by virtual attendance and entitled to vote at the meeting, or (ii) has properly submitted a proxy card or voting instructions through a broker, bank or custodian. In the absence of a quorum, stockholders representing a majority of the votes present in person by virtual attendance or represented by proxy at such meeting may adjourn the meeting until a quorum is present.

Q:     Am I required to vote against the Business Combination Proposal in order to have my shares of Common Stock redeemed?

A:     No. You are not required to vote against the Business Combination Proposal in order to have the right to demand that Abri redeem your shares of Common Stock for cash equal to your pro rata share of the aggregate amount then on deposit in the Trust Account (before payment of deferred underwriting commissions and including interest earned on their pro rata portion of the Trust Account, net of taxes payable). These rights to demand redemption of shares of Common Stock for cash are sometimes referred to herein as “redemption rights.” If the Business Combination is not completed, holders of shares of Common Stock electing to exercise their redemption rights will not be entitled to receive such payments and their shares of Common Stock will be returned to them.

Q:     How do I exercise my redemption rights?

A:     If you are a public stockholder and you seek to have your shares of Common Stock redeemed, you must (i) demand, no later than [•] p.m., Eastern Time on [•], 2022 (at least two business days before the Meeting), that Abri redeem your shares into cash; and (ii) submit your request in writing to Continental, at the address listed at the end of this section and deliver your shares to Continental physically or electronically using The Depository Trust Company’s (“DTC”) DWAC (Deposit/Withdrawal at Custodian) System at least two business days before the Meeting.

Holders of outstanding Units must separate the underlying shares of Common Stock prior to exercising redemption rights with respect to the shares of Common Stock. If the Units are registered in a holder’s own name, the holder must deliver the certificate for its Units to Continental, with written instructions to separate the Units into their individual component parts. This must be completed far enough in advance to permit the mailing of the certificates back to the holder so that the holder may then exercise his, her or its redemption rights upon the separation of the shares of Common Stock from the Units.

Any corrected or changed written demand of redemption rights must be received by Continental two business days before the Meeting. No demand for redemption will be honored unless the holder’s shares have been delivered (either physically or electronically) to Continental at least two business days before the Meeting.

Abri stockholders may seek to have their shares of Common Stock redeemed regardless of whether they vote for or against the Business Combination and whether or not they are holders of Common Stock as of the Record Date. Any public stockholder who holds shares of Common Stock on or before [•], 2022 (two business days before the Meeting) will have the right to demand that his, her or its shares be redeemed for a pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid, at Closing.

The actual per share redemption price will be equal to the aggregate amount then on deposit in the Trust Account (before payment of deferred underwriting commissions and including interest earned on their pro rata portion of the Trust Account, net of taxes payable), divided by the number of shares of Common Stock underlying the Abri Units sold in the IPO. Please see the section titled “The Meeting   — Redemption Rights” for the procedures to be followed if you wish to redeem your shares of Common Stock for cash.

Q:     What are the U.S. federal income tax consequences of exercising my redemption rights?

A:     In the event that a holder elects to redeem its Common Stock for cash, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale or exchange of Common Stock under Section 302 of the Code or is treated as a distribution under Section 301 of the Code. Whether the redemption qualifies as a sale or exchange or is treated as a distribution will depend on the facts and circumstances of each particular holder at the time such holder exercises his, her, or its redemption rights. See “Material U.S. Federal Income Tax Consequences — Material U.S. Federal Income Tax Consequences of Exercising Redemption Rights” for a more detailed discussion of the U.S. federal income tax consequences of a holder electing to redeem its Common Stock for cash.

Q:     What are the U.S. federal income tax consequences of exercising my redemption rights?

A:     In the event that a U.S. Holder elects to redeem its Common Stock for cash, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale or exchange of the Common Stock under Section 302 of the Internal Revenue Code (the “Code”) or is treated as a distribution under Section 301 of the Code. Whether the redemption qualifies as a sale or exchange or is treated as a distribution will depend on the facts and circumstances of each particular U.S. Holder at the time such U.S. Holder exercises his, her, or its redemption right. If the redemption qualifies as a sale or exchange of the Common Stock, the U.S. Holder will be treated as recognizing capital gain or loss equal to the difference between the amount realized on the redemption and such U.S. Holder’s adjusted tax basis in the Common Stock surrendered in such redemption transaction. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the Common Stock redeemed exceeds one year. The deductibility of capital losses is subject to limitations. See “Material U.S. Federal Income Tax Consequences — Material U.S. Federal Income Tax Consequences of Exercising Redemption Rights” for a more detailed discussion of the U.S. federal income tax consequences of a U.S. Holder electing to redeem its Common Stock for cash.

Q:     What do I need to do now?

A:     You are urged to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the Business Combination will affect you as a stockholder. You should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, on the voting instruction form provided by the broker, bank or nominee.

Q:     How can I vote?

A:     If you are a stockholder of record, you may vote online at the virtual Meeting or vote by proxy using the enclosed proxy card, the Internet or telephone. Whether or not you plan to participate in the Meeting, we urge you to vote by proxy to ensure your vote is counted. Even if you have already voted by proxy, you may still attend the virtual Meeting and vote online, if you choose.

To vote online at the virtual Meeting, follow the instructions below under “How may I participate in the virtual Meeting?”

To vote using the proxy card, please complete, sign and date the proxy card and return it in the prepaid envelope. If you return your signed proxy card before the Meeting, we will vote your shares as you direct.

To vote via the telephone, you can vote by calling the telephone number on your proxy card. Please have your proxy card handy when you call. Easy-to-follow voice prompts will allow you to vote your shares and confirm that your instructions have been properly recorded.

To vote via the Internet, please go to [•] and follow the instructions. Please have your proxy card handy when you go to the website. As with telephone voting, you can confirm that your instructions have been properly recorded.

Telephone and Internet voting facilities for stockholders of record will be available 24 hours a day until 11:59 p.m. Eastern Time on [•], 2022. After that, telephone and Internet voting will be closed, and if you want to vote your shares, you will either need to ensure that your proxy card is received before the date of the Meeting or attend the virtual Meeting to vote your shares online.

If your shares are registered in the name of your broker, bank or other agent, you are the “beneficial owner” of those shares and those shares are considered as held in “street name.” If you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should have received a proxy card and voting instructions with these proxy materials from that organization rather than directly from us. Simply complete and mail the proxy card to ensure that your vote is counted. You may be eligible to vote your shares electronically over the Internet or by telephone. A large number of banks and brokerage firms offer Internet and telephone voting. If your bank or brokerage firm does not offer Internet or telephone voting information, please complete and return your proxy card in the self-addressed, postage-paid envelope provided.

If you plan to vote at the virtual Meeting, you will need to contact Continental at the phone number or email below to receive a control number and you must obtain a legal proxy from your broker, bank or other nominee reflecting the number of shares of Common Stock you held as of the Record Date, your name and email address. You must contact Continental for specific instructions on how to receive the control number. Please allow up to 48 hours prior to the meeting for processing your control number.

After obtaining a valid legal proxy from your broker, bank or other agent, to then register to attend the Meeting, you must submit proof of your legal proxy reflecting the number of your shares along with your name and email address to Continental. Requests for registration should be directed to 917-[•]-[•] or email proxy@continentalstock.com. Requests for registration must be received no later than [•] p.m., Eastern Time, on [•], 2022.

You will receive a confirmation of your registration by email after we receive your registration materials. We encourage you to access the Meeting prior to the start time leaving ample time for the check in.

Q:     How may I participate in the virtual Meeting?

A.     If you are a stockholder of record as of the Record Date for the Meeting, you should receive a proxy card from Continental, containing instructions on how to attend the virtual Meeting including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact Continental at 917-[•]-[•] or email proxy@continentalstock.com.

You can pre-register to attend the virtual Meeting starting on [•], 2022. Go to http://[•], enter the control number found on your proxy card you previously received, as well as your name and email address. Once you pre-register you can vote [or enter questions in the chat box]. At the start of the Meeting you will need to re-log into http://[•] using your control number.

If your shares are held in street name, and you would like to join and not vote, Continental will issue you a guest control number. Either way, you must contact Continental for specific instructions on how to receive the control number. Please allow up to [48] hours prior to the meeting for processing your control number.

Q:     Who can help answer any other questions I might have about the virtual Meeting?

A.     If you have any questions concerning the virtual Meeting (including accessing the meeting by virtual means) or need help voting your shares of Common Stock, please contact Continental at 917-[•]-[•] or email proxy@continentalstock.com.

The Notice of Special Meeting, proxy statement/prospectus and form of Proxy Card are available at: [•].

Q:     If my shares are held in “street name” by my bank, brokerage firm or nominee, will they automatically vote my shares for me?

A:     No. If you are a beneficial owner and you do not provide voting instructions to your broker, bank or other holder of record holding shares for you, your shares will not be voted with respect to any Proposal for which your broker does not have discretionary authority to vote. If a Proposal is determined to be discretionary, your broker, bank or other holder of record is permitted to vote on the Proposal without receiving voting instructions from you. If a Proposal is determined to be non-discretionary, your broker, bank or other holder of record is not permitted to vote on the Proposal without receiving voting instructions from you. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner does not vote on a non-discretionary proposal because the holder of record has not received voting instructions from the beneficial owner.

Each of the Proposals to be presented at the Meeting is a non-discretionary proposal. Accordingly, if you are a beneficial owner and you do not provide voting instructions to your broker, bank or other holder of record holding shares for you, your shares will not be voted with respect to any of the Proposals. A broker non-vote would have the same effect as a vote “AGAINST” the Charter Amendment Proposal, and will have no effect on the vote for any other Proposal.

Q:     What if I abstain from voting or fail to instruct my bank, brokerage firm or nominee?

A:     Abri will count a properly executed proxy marked “ABSTAIN” with respect to a particular Proposal as present for the purposes of determining whether a quorum is present at the Meeting. For purposes of approval, an abstention on any of the Proposals, other than the Director Election Proposal, will have the same effect as a vote “AGAINST” such Proposal. The Business Combination is not conditioned upon the approval of the Governance Advisory Proposals. A vote to approve each of the Governance Advisory Proposals is an advisory vote, and therefore, is not binding on Abri, Apifiny or their respective boards of directors.

Q:     If I am not going to attend the Meeting, should I return my proxy card instead?

A.     Yes. Whether you plan to attend the Meeting virtually or not, please read the enclosed proxy statement/prospectus carefully, and vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Q:     How can I submit a proxy?

A.     You may submit a proxy by (a) visiting [•] and following the on screen instructions (have your proxy card available when you access the webpage), or (b) calling toll-free [•] in the United States or [•] from foreign countries from any touch-tone phone and follow the instructions (have your proxy card available when you call), or (c) submitting your proxy card by mail by using the previously provided self-addressed, stamped envelope.

Q:     Can I change my vote after I have mailed my proxy card?

A:     Yes. You may change your vote at any time before your proxy is voted at the Meeting. You may revoke your proxy by executing and returning a proxy card dated later than the previous one, or by attending the virtual Meeting in person and casting your vote or by voting again by the telephone or Internet voting options described below, or by submitting a written revocation stating that you would like to revoke your proxy that our proxy solicitor receives prior to the Meeting. If you hold your shares of Common Stock through a bank, brokerage firm or nominee, you should follow the instructions of your bank, brokerage firm or nominee regarding the revocation of proxies. If you are a record holder, you should send any notice of revocation or your completed new proxy card, as the case may be, to:

[PROXY SOLICITOR]

Unless revoked, a proxy will be voted at the virtual Meeting in accordance with the stockholder’s indicated instructions. In the absence of instructions, proxies will be voted FOR each of the Proposals.

Q:     What will happen if I return my proxy card without indicating how to vote?

A:     If you sign and return your proxy card without indicating how to vote on any particular Proposal, the shares of Common Stock represented by your proxy will be voted in favor of each Proposal. Proxy cards that are returned without a signature will not be counted as present at the Meeting and cannot be voted.

Q:     Should I send in my share certificates now to have my shares of Common Stock redeemed?

A:     Abri stockholders who intend to have their shares of Common Stock redeemed should send their certificates to Continental at least two business days before the Meeting. Please see “The Meeting — Redemption Rights” for the procedures to be followed if you wish to redeem your shares of Common Stock for cash.

Q:     Who will solicit the proxies and pay the cost of soliciting proxies for the Meeting?

A:     Abri will pay the cost of soliciting proxies for the Meeting. Abri has engaged [PROXY SOLICITOR] to assist in the solicitation of proxies for the Meeting. Abri has agreed to pay [PROXY SOLICITOR] a fee of $[ ], plus disbursements, and will reimburse [PROXY SOLICITOR] for its reasonable out-of-pocket expenses and indemnify [PROXY SOLICITOR] and its affiliates against certain claims, liabilities, losses, damages, and expenses. Abri will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of Common Stock for their expenses in forwarding soliciting materials to beneficial owners of the Common Stock and in obtaining voting instructions from those owners. Our directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:     What happens if I sell my shares before the Meeting?

A:     The Record Date for the Meeting is earlier than the date of the Meeting, as well as the date that the Business Combination is expected to be consummated. If you transfer your shares of Common Stock after the Record Date, but before the Meeting, unless the transferee obtains from you a proxy to vote those shares, you would retain your right to vote at the Meeting, but will transfer ownership of the shares and will not hold an interest in Abri after the Business Combination is consummated.

Q:     When is the Business Combination expected to occur?

A:     Assuming the requisite regulatory and stockholder approvals are received, Abri expects that the Business Combination will occur as soon as possible following the Meeting.

Q:     Are Apifiny’s stockholders required to approve the Business Combination?

A:     Yes. The Apifiny stockholders are required to approve the Business Combination.

Q:     Are there risks associated with the Business Combination that I should consider in deciding how to vote?

A:     Yes. There are a number of risks related to the Business Combination and other transactions contemplated by the Merger Agreement, that are discussed in this proxy statement/prospectus. Please read with particular care the detailed description of the risks described in “Risk Factors” beginning on page 47 of this proxy statement/prospectus.

Q:     May I seek statutory appraisal rights or dissenter rights with respect to my shares?

A:     No. Appraisal rights are not available to holders of shares of Common Stock in connection with the proposed Business Combination. For additional information, see the section titled “The Meeting — Appraisal Rights.”

Q:     What happens if the Business Combination is not consummated?

A:     If Abri does not consummate the Business Combination by August 12, 2022 (or February 12, 2023 in the event Abri extends the time to complete a business combination), then pursuant to Article VI its current Amended and Restated Certificate of Incorporation, Abri’s officers must take all actions necessary in accordance with the Delaware General Corporation Law to dissolve and liquidate Abri as soon as reasonably possible. Following dissolution, Abri will no longer exist as a company. In any liquidation, the funds held in the Trust Account, plus any interest earned thereon (net of taxes payable), together with any remaining out-of-trust net assets, will be distributed pro-rata to holders of shares of Common Stock who acquired such shares in the IPO or in the aftermarket. The estimated consideration that each share of Common Stock would be paid at liquidation would be approximately $[•] per share for stockholders based on amounts on deposit in the Trust Account as of [•], 2022. The closing price of our Common Stock on the Nasdaq Stock Market as of [•], 2022 was $[•]. The Initial Stockholders waived the right to any liquidation distribution with respect to any shares of Common Stock held by them.

Q:     What happens to the funds deposited in the Trust Account following the Business Combination?

A:     Following Closing, holders of pubic shares of Abri exercising redemption rights will receive their per share redemption price out of the funds in the Trust Account. The balance of the funds will be released to Apifiny to fund working capital needs of the Combined Company. As of [•], 2022, there was approximately $[•] in the Trust Account. Abri estimates that approximately $[•] per outstanding Public shares of Common Stock will be paid to the investors exercising their redemption rights.

Q:     Will the Combined Company be a “Controlled Company” after the Business Combination?

A:     Upon Closing, TipTop will beneficially own Common Stock with a substantial majority of Apifiny’s voting power. For more information about TipTop, see “Security Ownership of Certain Beneficial Owners and Management.” As a result, Apifiny will be a “controlled company” within the meaning of the Nasdaq listing rules. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and will be permitted to elect to not comply with certain corporate governance requirements, including the requirement that a majority of the board of directors consist of independent directors, the requirement that the nominating committee is composed entirely of independent directors and the requirement that the compensation committee is composed entirely of independent directors. As a result of the Combined Company’s “controlled company” status, the securityholders of the Combined Company may be afforded less protection under the Nasdaq listing rules and SEC regulations than other public companies. For further information on the anticipated management of the Combined Company, see “Risk Factors — Risks Related to Apifiny Becoming a Public Company After the Business Combination — As a “controlled company,” Apifiny can rely on exemptions from certain corporate governance requirements that provide greater protection to stockholders of other companies.” and “Directors and Executive Officers of the Combined Company after the Business Combination — Combined Company Exemption.”

Q:     Who will manage the Combined Company after the Business Combination?

A:     As a condition to Closing, all of the officers and directors of Abri will resign. The Combined Company will have 10 directors. The Sponsor has the right to designate two directors. Apifiny has the right to designate eight directors who shall include the members of Apifiny’s board of directors before Closing. For information on the anticipated management of the Combined Company, see “Directors and Executive Officers of the Combined Company After the Business Combination.”

Q:     Who can help answer my questions?

A:     If you have questions about the Proposals or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card, you should contact Abri’s proxy solicitor at:

[PROXY SOLICITOR]

You may also obtain additional information about Abri from documents filed with the SEC by following the instructions in the section titled “Where You Can Find More Information.”

SUMMARY OF THE PROXY STATEMENT

This summary highlights selected information from this proxy statement/prospectus but may not contain all of the information that may be important to you. Accordingly, Abri encourages you to read carefully this entire proxy statement, including the Merger Agreement attached as Annex A. Please read these documents carefully as they are the legal documents that govern the Business Combination and your rights in the Business Combination.

Unless otherwise specified, all share calculations assume no exercise of the redemption rights by Abri’s stockholders.

The Parties to the Business Combination

Abri SPAC I, Inc.

Abri was incorporated as a blank check company formed under the laws of the State of Delaware on March 18, 2021. Abri was formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities.

On August 12, 2021, Abri consummated the IPO of 5,000,000 Units at $10.00 per Unit, generating gross proceeds of $50,000,000. Simultaneously with the closing of the IPO, Abri consummated the sale of 276,250 Private Units at a price of $10.00 per Private Unit in a private placement to the Sponsor and Chardan Capital Markets, generating gross proceeds of $2,762,500.

Abri granted the underwriters in the IPO a 45-day option to purchase up to 750,000 additional Units to cover over-allotments, if any. On August 23, 2021, the underwriters partially exercised the over-allotment option to purchase 733,920 Units, generating an aggregate of gross proceeds of $7,339,200. In connection with the underwriters’ exercise of their over-allotment option, Abri also consummated the sale of an additional 18,348 Private Units at $10.00 per Private Unit to the Sponsor and Chardan Capital Markets, generating gross proceeds of $183,480.

The amounts held in the Trust Account may only be used by Abri upon the consummation of a business combination, except that there can be released to Abri, from time to time, any interest earned on the funds in the Trust Account that it may need to pay its tax obligations. The remaining interest earned on the funds in the Trust Account will not be released until the earlier of the completion of a business combination and Abri’s liquidation. Abri executed the Merger Agreement on January 27, 2022 and it must liquidate unless a business combination is consummated by August 12, 2022 (or February 12, 2023 in the event Abri extends the time to complete a business combination).

After deducting the underwriting discounts, offering expenses, and commissions from the IPO and the sale of the Private Warrants, a total of $57,339,200 was deposited into the Trust Account, and the remaining $1,000,000 of the net proceeds were outside of the Trust Account and made available to be used for business, legal and accounting due diligence on prospective business combinations and continuing general and administrative expenses.

As of December 31, 2021, Abri had cash outside the Trust Account of $154,942 available for its working capital needs. As of December 31, 2021, there was $57,340,207 held in the Trust Account (including $291.67 of accrued interest which Abri can withdraw to pay taxes).

The Units, Common Stock and Warrants are currently listed on the Nasdaq Stock Market, under the symbols “ASPAU,” “ASPA,” and “ASPAW,” respectively. The Units, Common Stock and Warrants commenced trading on the Nasdaq Stock Market separately on September 3, 2021.

Abri’s principal executive offices are located at 9663 Santa Monica Blvd., No. 1091, Beverly Hills, CA 90210, and our telephone number is (424) 732-1021.

Merger Sub

Merger Sub is a wholly-owned subsidiary of Abri formed to consummate the Business Combination. Following Closing, Merger Sub will have merged with and into Apifiny, with Apifiny surviving the Merger as a wholly-owned subsidiary of Abri.

Abri SPAC I, Inc. Pre-Merger

Public Stockholders
76.85%
Abri Ventures I, LLC
23.15%
SPAC
Abri SPAC I, Inc. ("ABRI")
Abri Directors
Jeffrey Tirman
Nima Montazeri
John Wepler
Nadine Watt
Joseph Schottland
Abri Officers
Jeffrey Tirman
CEO
Nima Montazeri
COO
Christopher Hardt
CFO
Merger
Sub.

Apifiny

Apifiny Group Inc. is a Delaware corporation that was founded by Haohan Xu with the assistance of his father, Maodong Xu, who contributes significantly to the growth and success of its business. Apifiny Group Inc. was incorporated in January 2019 as Daollar Global, Inc. It is based in New York and operates through its wholly owned subsidiary, Apifiny Inc.

Apifiny Inc. was incorporated in August 2018 as a Delaware corporation. It began its operations in 2019 as a holding company for a multi-state money-transmitting business. As of December 31, 2021, Apifiny Inc. is headquartered in New York, wholly owns 10 subsidiaries that support its operations in Asia-Pacific, Europe and Latin America and has 66 team members across North America and Asia. Through its Apifiny Connect and Apifiny Hybrid Exchange (“HEX”) products, Apifiny served 44 institutional and retail clients in 2021, with 25 clients transacting in Q4 2021.

Apifiny is a global cross exchange digital asset trading network based on blockchain technology that leverages the latest fintech innovation to facilitate access to global financial markets. Its mission is to create “one world” and “one market” for cryptocurrencies by simplifying the digital asset marketplace and offering traders the ability to trade anytime and anywhere. Institutional clients, market makers, hedge funds, family offices and over-the-counter desks can seamlessly trade on multiple cryptocurrency exchanges via a single interface, providing deeper liquidity and faster order fills, while also sourcing superior pricing globally, across Apifiny’s connected exchanges. Apifiny seeks to transform the market friction caused by the illiquid and fragmented cryptocurrency market into opportunities for institutional clients, professional traders and digital asset exchanges, and in doing so, become a leading cryptocurrency-focused fintech platform that combines the benefits of technological innovation and blockchain expertise with traditional financial services.

Apifiny connects centralized financial institutions and digital asset exchanges with decentralized networks to reimagine the global liquidity and trading value chains. Apifiny’s network is designed to help digital asset traders execute global multi-exchange strategies using deep liquidity, superior price discovery, tighter spreads, higher fill rates and greater capital utilization.

Apifiny has entered into custody agreements with third party custodians during the second half of 2021 and has not yet generated significant custodian transactions with them. The digital assets held for customers are recognized at cost and marked to fair value periodically. Apifiny assigns costs to transactions on a first-in, first-out basis. Apifiny classifies the assets as current based on their purpose and availability to fulfil its direct obligation due to customers. Apifiny also recognizes the direct obligation as a liability as digital assets due to customers in the Consolidated Balance Sheets. As of December 31, 2021, and 2020, Apifiny had digital assets held for customers of $1.9 million and $0, respectively.

In regards to Apifiny’s retail customers, Apifiny mainly targets only certain types of retail customers, including (a) professional traders who manage their own digital assets portfolios, (b) high-net-worth individuals who are not members of hedge funds or family offices, and trade digital assets in high volume, and (c) those that trade digital assets for a living. Apifiny engages retail customers through a low-touch campaign approach via various channels of social media to increase awareness around Apifiny’s brand, products and features. Apifiny has also developed a referral program available to registered online accounts that allows participants in the referral program to receive 20% of the commission of trading volume of the referred account, up to a cap of $1,500. Apifiny does not use any optimization functions. Apifiny obtains personal information data with the user’s consent and collects KYC data in order to understand the client and who Apifiny is doing business with. Currently, Apifiny believes that none of Apifiny’s engagement practices encourages retail investors to trade more often, invest in different products or change their investment strategies and are not subject to regulation as “digital engagement practices.”

Apifiny and its activities are subject to regulation in many of the jurisdictions in which it conducts business. Its business involves certain activities that require regulatory licenses and qualification in certain of those jurisdictions, and it may be subject to extraterritorial regulatory action from regulators in other jurisdictions. For example, Apifiny, through its subsidiary Apifiny Asset Network Inc. (“AAN”), maintains or has applied for a money transmitter license or equivalent license in each jurisdiction in which Apifiny operates that requires such a license for its activities, or Apifiny has otherwise determined (in certain circumstances, following consultation with the applicable licensing body) that a money transmitter license is not required at this time. AAN is also registered with the U.S. Department of Treasury’s Financial Crimes Enforcement Network as a money services business. These licenses and registrations subject Apifiny to, among other things, record-keeping requirements, reporting requirements, bonding requirements, limitations on the investment of customer funds and examination by state and federal regulatory agencies.

The regulatory environment applicable to Apifiny is complex and still developing. Laws and regulations on privacy, data security and data protection are evolving and may not be consistent from jurisdiction to jurisdiction. Coupled with the lack of global cooperation and coordination between regulators, this may result in inconsistent and unclear regulatory frameworks and enforcement approaches. The complexity and inconsistencies among the various legal requirements present challenges to Apifiny’s ability to comply with all relevant current and future laws and regulations and could cause Apifiny to incur substantial costs or require Apifiny to change its business practices. While Apifiny continues to develop and implement its regulatory compliance framework, it may not meet the expectations of regulators in all of the jurisdictions relevant to Apifiny’s business and its actions may not be sufficient to mitigate all relevant legal and regulatory compliance risks across the relevant jurisdictions. Any failure by Apifiny to comply with applicable legal and regulatory requirements in relevant jurisdictions and obtain and maintain required licenses may lead to loss of ability to do business in certain jurisdictions and denial or revocation of licenses, significant penalties or other legal liabilities, and have other adverse impacts on Apifiny.

Apifiny’s business involves digital assets, and the legal and regulatory treatment of digital assets is evolving and complex. In addition, regulatory changes or actions may rapidly alter or restrict the use of digital assets, the operation of blockchain technology that supports such digital assets and platforms that facilitate the trading of such digital assets. Apifiny may not be able to comply fully with all applicable legal and regulatory requirements in the jurisdictions relevant to its business, may not have sufficient time or resources to appropriately respond and adapt to sudden adverse changes in the law and regulation of digital assets, and may be subject to fines, penalties, censures and/or other adverse actions from regulators and/or law enforcement authorities as well as customers and other stakeholders.

As a start-up company, Apifiny had total revenues of $4,904,426 and suffered a net loss of $10,371,858 for the year ended December 31, 2021. Apifiny expects its operating expenses to increase in the foreseeable future and Apifiny’s independent registered public accounting firm has expressed substantial doubt about Apifiny’s ability to continue as a going concern. For more information, please see the sections titled “Risk Factors — Apifiny’s Financial Risks — Apifiny expects its operating expenses to increase in the foreseeable future and may not be able to achieve profitability or achieve positive cash flow from operations on a consistent basis, if at all.”; “— Apifiny’s recurring operating losses have raised substantial doubt regarding its ability to continue as a going concern.” and “Notes to Consolidated Financial Statements — 1. Organization and Nature of Operations — Going Concern and Management Plans.”

For more information on Apifiny, please see the sections titled “Information about Apifiny” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Apifiny.”

Apifiny Group Inc.

TipTop Century Limited
All other Apifiny stockholders
79.1%
20.9%
Apifiny Group Inc.
100% Ownership
Subsidiaries

This diagram shows the ownership of Apifiny Group Inc. before the Business Combination with TipTop owning 79.1% and all other Apifiny stockholders, 20.9%.

Merger Agreement

On January 27, 2022, Abri SPAC I, Inc., a Delaware corporation (“Abri”), entered into a Merger Agreement (the “Merger Agreement”) by and among Apifiny Group Inc., a Delaware corporation (“Apifiny”), Abri, Abri Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Abri (“Merger Sub”), Erez Simha, solely in his capacity as representative, agent and attorney-in-fact of the Apifiny securityholders, and Abri Ventures I, LLC (the “Sponsor”), solely in its capacity as representative, agent and attorney-in-fact of the Indemnified Party (as defined in the Merger Agreement). Pursuant to the terms of the Merger Agreement, a business combination between Abri and Apifiny will be effected through the merger of Merger Sub with and into Apifiny, with Apifiny surviving the Merger as a wholly owned subsidiary of Abri. The board of directors of Abri has (i) approved and declared advisable the Merger Agreement, the Additional Agreements (as defined in the Merger Agreement) and the transactions contemplated thereby and (ii) resolved to recommend approval of the Merger Agreement and related transactions by the stockholders of Abri.

The Merger is expected to be consummated after obtaining the required approvals of the stockholders of Abri and Apifiny and the satisfaction of certain other customary closing conditions.

Post Business Combination — Combined Company

Chardan
1.8%
Abri Ventures I, LLC (Sponsor)
3.2%
Public Stockholders
10.7%
TipTop Century Limited
52.6%
Apifiny Stockholders
31.7%
Combined Company Directors:
Haohan Xu (Chairperson)
Erez Simha
Laurence N. Charney
Timothy Murphy
Samuel Shen
Mads Jensen
Denis Duncan
Combined Company Officers:
Haohan Xu (CEO)
Erez Simha (CFO)
Combined Company
(Apifiny Group Inc.)
100% Ownership
Apifiny Inc.
100% Ownership
Operating Subsidiaries

It is anticipated that, upon the consummation of the Business Combination, the public stockholders will retain an ownership interest of approximately 10.7% in the Combined Company, the Sponsor and directors of Abri will retain an ownership interest of approximately 3.2% in the Combined Company, the Representative will retain an ownership interest of approximately 1.8% in the Combined Company, and the Apifiny stockholders will own approximately 84.3% of the outstanding Common Stock of the Combined Company, of which TipTop will own 52.6% of the outstanding Common Stock of the Combined Company.

The ownership percentages set forth above with respect to the Combined Company do not take into account (i) the redemption of any shares of Common Stock by the public stockholders or (ii) the issuance of any additional shares upon Closing under the Stock Plan. If the actual facts are different from these assumptions (which they are likely to be), the percentage ownership retained by the Abri stockholders will be different. See “Unaudited Pro Forma Condensed Combined Financial Information.”

If Proposal No. 2A is not approved, the voting power of stockholders of the Combined Company will be equal to their respective ownership percentages set forth above. However, if Proposal No. 2A is approved and Series A Preferred Stock (each share of which is entitled to nine votes on any matter submitted to the holders of Common Stock) is issued, it is anticipated that, under the assumptions set forth above, upon Closing, public stockholders will retain voting power of approximately 1.9% in the Combined Company, the Sponsor, officers, directors and other holders of founder shares will retain voting power of approximately 0.6% of the Combined Company, the Representative will retain voting power of approximately 0.3% of the Combined Company, and the Apifiny stockholders will have voting power of approximately 97.2% of the Combined Company, of which TipTop will have voting power of approximately 84.5% of the Combined Company.

Potential Impact of Additional Dilution

It is anticipated that, upon consummation of the Business Combination, after giving effect to the Merger Consideration including the Earnout Consideration, the Assurance Shares and the Sponsor Earnout Shares, as described herein, the exercise of outstanding Public Warrants and Private Warrants, and assuming (i) no redemption of shares by the public stockholders (ii) partial redemption of shares by the public stockholders, and (iii) maximum redemption of shares by the public stockholders, the existing public stockholders will own approximately 16.2%, 12.6% and 10.1%, respectively, of the issued Combined Company’s shares of Common Stock, the Sponsor and its affiliates will own 4.0%, 4.1% and 4.3%, respectively of the issued Combined Company’s shares of Common Stock, the Representative (as defined below) will own approximately 1.8%, 1.9% and 1.9%, respectively of the issued Combined Company’s shares of Common Stock, and Apifiny’s existing stockholders will own approximately 78.1%, 81.3% and 83.6%, respectively, of the issued Combined Company’s shares of Common Stock, of which TipTop will hold 39.5%, 41.2% and 42.3% of the issued Combined Company’s shares of Common Stock, respectively. These relative percentages assume no issuance of any additional shares upon Closing under the Stock Plan.

Including Additional Dilution Sources	No Redemption Scenario		Interim Redemption Scenario		Maximum Redemption Scenario
	# of Shares	%	# of Shares	%	# of Shares	%
TipTop Century Limited	28,080,000	39.5%	28,080,000	41.2%	28,080,000	42.3%
Other Apifiny Stockholders	16,920,000	23.8%	16,920,000	24.8%	16,920,000	25.5%
Apifiny Equity Holders	45,000,000	63.3%	45,000,000	66.0%	45,000,000	67.8%
Apifiny Earn-out Shares(4)	10,500,000	14.8%	10,500,000	15.4%	10,500,000	15.8%
Abri Initial Public Stockholders	5,733,920	8.1%	2,866,960	4.2%	1,006,221	1.5%
Shares Underlying the Abri Public Warrants(5)	5,733,920	8.1%	5,733,920	8.4%	5,733,920	8.6%
Abri Initial Stockholders	1,728,078	2.4%	1,728,078	2.5%	1,728,078	2.6%
Abri Sponsor Earn-out Shares(6)	1,050,000	1.5%	1,050,000	1.5%	1,050,000	1.6%
Shares Underlying the Abri Sponsor Private Warrants(7)	89,272	0.1%	89,272	0.1%	89,272	0.1%
Representative Shares(8)	1,055,000	1.5%	1,055,000	1.5%	1,055,000	1.6%
Shares Underlying the UPO(9)(10)	104,253	0.1%	104,253	0.2%	104,253	0.2%
Shares Underlying the Warrants of the UPO(9)(11)	104,253	0.1%	104,253	0.2%	104,253	0.2%
Total Including Additional Dilutive Sources	71,098,696	100.0%	68,231,736	100.0%	66,370,997	100.0%

____________

(4)      Assumes all 10,500,000 Earnout Shares are issued to Apifiny securityholders.

(5)      Assumes Apifiny’s stock price above $11.50 and warrants are exercised for $11.50 cash. The $65.9 million cash proceeds of warrant exercise is not included in the pro forma financials.

(6)      Assumes all 1,050,000 Earnout Shares are issued to Abri securityholders.

(7)      Assumes Apifiny’s stock price at or above $16.50 and private warrants are exercised (cashless) at $11.50.

(8)      Including 105,000 shares to be issued to Representative when Apifiny receives all 10,500,000 Earnout Shares.

(9)      “UPO” is the unit purchase option granted to Chardan in Abri’s initial public offering.

(10)    Assumes Apifiny’s stock price at or above $16.50 and options are exercised (cashless) at $11.50.

(11)    Assumes Apifiny’s stock price at or above $16.50 and warrants in the UPOs are exercised (cashless) at $11.50.

Maximum Redemption Calculation

In the above table, the maximum redemption takes into account the minimum amount of cash needed to cover obligations in the case of maximum redemption. In order to maintain the minimum stockholders’ equity of $5,000,001, and take into account the transaction costs of $4,374,176 (which includes transaction expenses of $2,874,176 plus a deferred underwriting fee of $1,500,000) and estimated payables of Abri as of December 31, 2021 of $687,531, the maximum amount of shares for redemption would be 4,727,699 shares of Common Stock for an aggregate of $47.3 million (using a per-share redemption price of $10.00). This leaves a balance of 1,006,221 shares of Common Stock that will not be redeemed in order to maintain the minimum stockholders’ equity, a closing condition to the Business Combination.

Merger Consideration

Initial Consideration

The total consideration to be paid at Closing (the “Initial Consideration”) by Abri to Apifiny securityholders will be 45,000,000 shares of Common Stock and, if the Designation of Series A Preferred Stock Proposal is approved, a number of shares of Series A Preferred Stock equal to the number of shares of Common Stock to be issued to the holders of Apifiny F Stock as of Closing.

Earnout Payments

In addition to the Initial Consideration, certain Apifiny securityholders (the Earnout Recipients as defined in the Merger Agreement) will also have the contingent right to earn up to 10,500,000 shares of Common Stock in the aggregate (“Earnout Consideration”) as follows:

•        Such Apifiny securityholders will earn 3,000,000 shares of the Earnout Consideration, in the aggregate, if over any twenty (20) consecutive Trading Days (as defined in the Merger Agreement) during the period beginning on the date of Closing Date (as defined in the Merger Agreement) and ending on the first anniversary of the Closing Date (the “First Earnout Period”), the VWAP (as defined in the Merger Agreement) of the Common Stock is greater than or equal to $16.50 per share (the “First Milestone”).

•        Such Apifiny securityholders will earn an additional 3,750,000 shares of the Earnout Consideration, in the aggregate, if over any twenty (20) consecutive Trading Days during the period beginning on the Closing Date and ending on the second anniversary of the Closing Date (the “Second Earnout Period”), the VWAP of the Common Stock is greater than or equal to $23.00 per share (the “Second Milestone”).

•        Such Apifiny securityholders will earn an additional 3,750,000 shares of the Earnout Consideration, in the aggregate, if within any twenty (20) consecutive Trading Days during the period beginning on the Closing Date and ending on the third anniversary of the Closing Date (the “Third Earnout Period” and together with the First Earnout Period and the Second Earnout Period, each, an “Earnout Period” and collectively, the “Earnout Periods”), the VWAP of the Common Stock is greater than or equal to $30.00 per share (the “Third Milestone” and together with the First Milestone and the Second Milestone, the “Earnout Milestones”).

•        Upon a Change in Control (as defined in the Merger Agreement) during any Earnout Period, if the per share valuation of Common Stock in connection with such Change in Control is equal to or greater than any applicable Earnout Milestone or Milestones, such Apifiny securityholders will earn the shares of the Earnout Consideration issuable in respect to each applicable Earnout Milestone or Milestones as described above, which will be released as of immediately prior to the Change of Control.

The Earnout Consideration (1) will be issued to the recipients thereof at Closing and (2) will be placed in escrow at Closing.

The Earnout Consideration will not be released from escrow until it is earned as a result of the occurrence of the applicable Earnout Milestone or in connection with a Change in Control, as set forth in the fourth bullet above. Shares of the Earnout Consideration not earned on or before the expiration of the applicable Earnout Period will be forfeited without any consideration and thereupon returned to Abri pursuant to the Earnout Escrow Agreement.

In the case of any holder of Apifiny stock options, the applicable shares of the Earnout Consideration will not be released from escrow until the occurrence of the applicable Earnout Milestone within the applicable Earnout Period, provided that such holder (i) has exercised their vested stock options prior to the occurrence of the applicable Earnout Milestone and (ii) continues to be employed by Apifiny or one of its subsidiaries at such time. Shares of the Earnout Consideration that are not earned by a holder of Apifiny stock options on or before the third anniversary of the Closing Date will be forfeited without any consideration and thereupon returned to Abri pursuant to the Earnout Escrow Agreement. For the avoidance of doubt, any holder of both Apifiny vested stock options and Common Stock as of the occurrence of the applicable Earnout Milestone will receive shares of the Earnout Consideration only with respect to such holder’s shares of Common Stock and vested exercised options, and such holder will not receive any shares of the Earnout Consideration with respect to unvested stock options that are held as of the occurrence of the applicable Earnout Milestone. Certain Earnout Recipients are anticipated to be majority stockholders of the Combined Company and certain directors and officers of the Combined Company may be Earnout Recipients (as defined in the Merger Agreement), subject to the exercise of stock options as described above.

Treatment of Apifiny Securities

Cancellation of Securities

Each share of Apifiny capital stock, if any, that is owned by Abri, Merger Sub, Apifiny, or any of their respective subsidiaries (as treasury stock or otherwise) immediately prior to the effective time of the Merger (the “Effective Time”), will automatically be cancelled and retired without any conversion or consideration.

Common Stock

•        Series F Common Stock.    If the Designation of Series A Preferred Stock Proposal is approved, then, immediately prior to the Effective Time, each issued and outstanding share of Apifiny F Stock (other than any such shares of Apifiny capital stock cancelled as described above), will be converted into the right to receive a number of shares of Common Stock and an equal number of shares of Series A Preferred Stock, in each case at the Merger Exchange Ratio, and the pro rata portion of the Earnout Consideration, if any, set forth in the Closing Consideration Spreadsheet (as defined in the Merger Agreement) with respect to such share of Apifiny F Stock. If the Designation of Series A Preferred Stock Proposal is not approved and the Business Combination is consummated, each holder of Apifiny F Stock will receive only the applicable number of shares of Common Stock as Merger Consideration.

•        Series A Common Stock.    Immediately prior to the Effective Time, each issued and outstanding share of Apifiny A Stock (other than any such shares of Apifiny capital stock cancelled as described above and any dissenting shares) will be converted into the right to receive a number of shares of Common Stock at the Merger Exchange Ratio and the pro rata portion of the Earnout Consideration, if any, set forth in the Closing Consideration Spreadsheet with respect to such share of Apifiny A Stock.

•        “Merger Exchange Ratio” means the quotient obtained by dividing (a) 45,000,000 by (b) the Fully Diluted Company Shares.

•        “Fully Diluted Company Shares” means the sum, without duplication, of (a) all shares of Apifiny Common Stock that are issued and outstanding immediately prior to the Effective Time; plus (b) the aggregate number of Rollover Option Shares for in-the-money Company Options (each as defined in the Merger Agreement); plus (c) all shares of Apifiny Common Stock issuable upon conversion, exercise or exchange of any other in-the-money securities of Apifiny convertible into or exchangeable or exercisable for shares of Apifiny Common Stock.

Merger Sub Securities

Each share of common stock, par value $0.0001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into and become one newly issued share of common stock of the Surviving Corporation.

Stock Options

At the Effective Time, each outstanding option to purchase shares of Apifiny Common Stock will be converted into an option to purchase, subject to substantially the same terms and conditions as were applicable under such options at the Effective Time, under an equity option plan to be adopted post-Closing as described in the Merger Agreement, shares of Common Stock equal to the number of shares subject to such option at the Effective Time multiplied by the Merger Exchange Ratio, at an exercise price per share of Common Stock equal to the exercise price per share of Apifiny Common Stock equal to (a) the exercise price per share of Series A Common Stock of such option divided by (b) the Merger Exchange Ratio.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of the parties thereto with respect to, among other things: (a) corporate existence and power; (b) authorization to enter into the Merger Agreement and related transactions; (c) governmental authorization; (d) non-contravention; (e) capitalization; (f) corporate records; (g) subsidiaries; (h) consents; (i) financial statements; (j) books and records; (k) internal accounting controls; (l) absence of certain changes; (m) properties; title to assets; (n) litigation; (m) contracts; (o) licenses and permits;

(p) compliance with laws; (q) intellectual property; (r) accounts payable; affiliate loans; (s) employee matters and benefits; (t) tax matters; (u) real property; (v) environmental laws; (w) finders’ fees; (x) powers of attorney, suretyships and bank accounts; (y) directors and officers; (z) anti-money laundering laws; (aa) insurance; (ab) related party transactions; and (ac) certain representations related to securities law and activity. Abri has additional representations and warranties, including (a) issuance of shares; (b) trust fund; (c) listing; (d) board approval; (e) SEC documents and financial statements; (f) certain business practices; and (g) expenses, indebtedness and other liabilities.

Covenants

The Merger Agreement includes customary covenants of the parties with respect to operation of their respective businesses prior to consummation of the Merger and efforts to satisfy conditions to consummation of the Merger. The Merger Agreement also contains additional covenants of the parties, including, among others, conduct of business, access to information, cooperation in the preparation of the Form S-4 and Proxy Statement (as each such term is defined in the Merger Agreement) required to be filed in connection with the Merger and to obtain all requisite approvals of each party’s respective stockholders. Abri has also agreed to include in the Proxy Statement the recommendation of its board that its stockholders approve all of the proposals to be presented at the Meeting.

Non-Solicitation Restrictions

Each of Abri and Apifiny has agreed that from the date of the Merger Agreement until the Closing Date or, if earlier, the valid termination of the Merger Agreement in accordance with its terms, it will not initiate, encourage or engage in any negotiations with any party relating to an Alternative Transaction (as defined in the Merger Agreement), take any action intended to facilitate an Alternative Transaction or approve, recommend or enter into any agreement relating to an Alternative Transaction. Each of Abri and Apifiny has also agreed to be responsible for any acts or omissions of any of its respective representatives that, if they were the acts or omissions of Abri and Apifiny, as applicable, would be deemed a breach of such party’s obligations with respect to these non-solicitation restrictions.

Conditions to Closing

The consummation of the Merger is conditioned upon, among other things, (i) the absence of any applicable (A) law or order, or (B) Action (as defined in the Merger Agreement) commenced or asserted in writing by any Authority (as defined in the Merger Agreement), prohibiting or, in the case of clause (B), materially restrict the consummation of the Merger and related transactions; (ii) the expiration or termination of the waiting period under the HSR Act; (iii) receipt of any consent, approval or authorization required by any Authority (as defined in the Merger Agreement); (iv) Abri having at least $5,000,001 of net tangible assets either immediately prior to or upon consummation of the Merger; (v) approval by Apifiny’s stockholders of the Merger and related transactions; (vi) approval by Abri’s stockholders of the Merger and related transactions; (vii) the conditional approval for listing by the Nasdaq Stock Market of the shares of Common Stock to be issued in connection with the transactions contemplated by the Merger Agreement and the Additional Agreements and satisfaction of initial and continued listing requirements; and (ix) the Form S-4 becoming effective in accordance with the provisions of the Securities Act of 1933, as amended (“Securities Act”).

Solely with respect to Abri and Merger Sub, the consummation of the Merger is conditioned upon, among other things: (i) Apifiny having duly performed or complied with all of its obligations under the Merger Agreement in all material respects; (ii) the representations and warranties of Apifiny, other than certain fundamental representations as set forth in the Merger Agreement, being true and correct in all respects unless failure to be true and correct would not have or reasonably be expected to have a Material Adverse Effect (as defined in the Merger Agreement) on Apifiny’s ability to consummate the Merger and related transactions; (iii) certain fundamental representations, as set forth in the Merger Agreement, being true and correct in all respects, other than de minimis inaccuracies; (iv) no event having occurred that would result in a Material Adverse Effect on Apifiny or any of its subsidiaries; (v) providing a certificate from the chief executive officer as to the accuracy of these conditions; (vi) not more than five percent (5%) of the issued and outstanding shares of Apifiny Common Stock constituting Dissenting Shares (as such term is defined in the Merger Agreement); (vii) Apifiny delivering financial statements required to be included in any filings with the SEC; and (viii) Apifiny having filed applications for the registration of its ownership of all of its Chinese intellectual property with the Copyright Protection Centre of China.

Solely with respect to Apifiny, the consummation of the Merger is conditioned upon, among other things: (i) Abri and Merger Sub having duly performed or complied with all of their respective obligations under the Merger Agreement in all material respects; (ii) the representations and warranties of Abri, other than certain fundamental representations as set forth in the Merger Agreement, being true and correct in all respects unless failure would not have or reasonably be expected to have a Material Adverse Effect on Abri or Merger Sub; (iii) certain fundamental representations, as set forth in the Merger Agreement, being true and correct in all respects other than de minimis inaccuracies; (iv) no event having occurred that would result in a Material Adverse Effect on Abri or Merger Sub; (v) Abri, Abri Ventures I, LLC (the “Sponsor”), and any other securityholder of Abri, shall have executed and delivered to Apifiny each Additional Agreement to which they each are a party; (vi) Abri and Merger Sub having each delivered certain certificates to Apifiny; (vii) Abri having filed its Amended Charter and such Amended Charter being declared effective by, the Delaware Secretary of State; and (viii) Abri having delivered executed resignation letters of certain Abri directors as set forth in the Merger Agreement.

Termination

The Merger Agreement may be terminated as follows:

(i)     by either Abri or Apifiny, without liability to the other party, if (A) the Merger and related transactions are not consummated on or before the six-month anniversary of the date of the Merger Agreement (the “Outside Closing Date”), provided that, if the SEC has not declared the Form S-4 effective on or prior to the six-month anniversary of the Merger Agreement, the Outside Closing Date shall be automatically extended by one month; and (B) the material breach or violation of any representation, warranty, covenant or obligation under the Merger Agreement by the party seeking to terminate the Merger Agreement was not the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Closing Date. Such right may be exercised by Abri or Apifiny, as the case may be, giving written notice to the other at any time after the Outside Closing Date.

(ii)    by either Abri or Apifiny if any Authority (as defined in the Merger Agreement) has issued any final decree, order, judgment, award, injunction, rule or consent or enacted any law, having the effect of permanently enjoining or prohibiting the consummation of the Merger.

(iii)   by either Abri or Apifiny if Abri’s stockholders fail to approve the Required Parent Proposals (as defined in the Merger Agreement) at the Abri stockholder meeting;

(iv)   by mutual written consent of Abri and Apifiny duly authorized by each of their respective boards of directors;

(v)    by either Abri or Apifiny, if the other party has breached any of its covenants or representations and warranties such that it would be impossible or would reasonably be expected to be impossible to satisfy any of its closing conditions and such breach is incapable of being cured or is not cured by the earlier of (A) the Outside Closing Date and (B) 30 days following receipt by the breaching party of a written notice of the breach; provided that the terminating party is not then in breach of the Merger Agreement so as to prevent the satisfaction of its closing conditions;

(vi)   by Abri if Apifiny has not received approval from Apifiny’s stockholders of the Merger and related transactions by the Company Stockholder Written Consent Deadline (as defined in the Merger Agreement), provided that Abri is not then in breach of the Merger Agreement so as to prevent the satisfaction of its closing conditions, further provided that upon Apifiny receiving such stockholder approval, Abri will no longer have any right to so terminate the Merger Agreement; and

(vii)  by Abri if the Company, Abri and their respective Affiliates, as applicable, have not by the end of the Assurance Arrangement Negotiation Period (as defined in the Merger Agreement) executed and delivered each of the Assurance Agreement and the Assurance Escrow Agreement (each as defined in the Merger Agreement) within five days of the expiration of the Assurance Arrangement Negotiation Period.

Effect of Termination

If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement will become void and of no further force and effect without liability of any party, except for liability arising out of any party’s willful breach of the Merger Agreement, intentional fraud or willful misconduct.

Indemnification

Apifiny’s securityholders agree to indemnify and hold harmless Abri from all Losses (as defined in the Merger Agreement) arising out of any breach or inaccuracy of the representations and warranties of Apifiny in the Merger Agreement or any breach of a covenant by Apifiny, subject to certain limitations and procedures set forth in the Merger Agreement.

The Merger Agreement and other agreements described below have been included to provide investors with information regarding their respective terms. They are not intended to provide any other factual information about Abri, Apifiny or the other parties thereto. In particular, the assertions embodied in the representations and warranties in the Merger Agreement were made as of a specified date, are modified or qualified by information in one or more disclosure letters prepared in connection with the execution and delivery of the Merger Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the Merger Agreement are not necessarily characterizations of the actual state of facts about Abri, Apifiny or the other parties thereto at the time they were made or otherwise and should only be read in conjunction with the other information that Abri makes publicly available in reports, statements and other documents filed with the SEC. Abri and Apifiny investors and securityholders are not third-party beneficiaries under the Merger Agreement.

Certain Related Agreements

Parent Stockholder Support Agreement

In connection with the execution of the Merger Agreement, Abri, Apifiny and a certain stockholder of Abri entered into that certain Parent Stockholder Support Agreement dated January 27, 2022 (the “Parent Stockholder Support Agreement”) pursuant to which the Initial Stockholders agreed to vote all shares of Common Stock beneficially owned by them, including any additional shares of Abri they acquire ownership of or the power to vote in favor of the Parent Proposals (as defined in the Merger Agreement), including the Merger and related transactions and against any action reasonably expected to impede, delay or materially and adversely affect the Merger and related transactions.

Company Stockholder Support Agreement

In connection with the execution of the Merger Agreement, Abri, Apifiny and certain stockholders of Apifiny entered into that certain Company Stockholder Support Agreement dated January 27, 2022 (the “Company Stockholder Support Agreement”), pursuant to which those certain Apifiny stockholders parties thereto have agreed to vote all common stock of Apifiny beneficially owned by them, including any additional shares of Apifiny they acquire ownership of or the power to vote, in favor of the Merger and related transactions and against any action reasonably expected to impede, delay or materially and adversely affect the Merger and related transactions. As of the date of this proxy statement/prospectus, a total of 90,060,719 shares of Apifiny Common Stock or approximately 87% of the outstanding shares, and representing approximately 98% of the voting power of the outstanding shares of Apifiny Common Stock, were subject to the Company Stockholder Support Agreement. The Business Combination must be approved by holders of a majority of the voting power of the shares of Apifiny Common Stock entitled to vote thereon. Apifiny expects to obtain such approval by written consent within five business days following the date this proxy statement/prospectus is declared effective.

Assurance Agreement

In connection with the execution of the Merger Agreement, the Sponsor, Apifiny and TipTop entered into that certain Assurance Agreement dated February 3, 2022 (the “Assurance Agreement”), pursuant to which 6,650,000 shares of Apifiny Common Stock held by TipTop (the “Assurance Shares”) were deposited in an escrow account with the Continental Stock Transfer & Trust Company, acting as escrow agent (the “Escrow Agent”) and will be released from escrow and issued to the Sponsor in accordance with the terms of the Assurance Agreement and the Assurance Escrow Agreement (described below), free of all applicable liens, upon the occurrence of any of the following:

(a) (i) the VWAP of the shares of Common Stock is lower than $10.50 per share on any single Trading Day (as defined in the Assurance Agreement) (the “Minimum Daily VWAP Trading Price Breach”) during the period starting on and including the Trading Day immediately following the day of the distribution by Abri of the proxy statement to holders of Common Stock, and ending on and including the Trading Day immediately preceding the Closing Date (the “VWAP Maintenance Period”), and (ii) the Closing shall have occurred (“First Scenario”); or

(b) (i) the Merger Agreement shall not have been terminated in accordance with Article X thereof; (ii) the Closing shall not have occurred before or on the date on which the Closing is required to occur in accordance with Section 2.6 of the Merger Agreement (such date, the “Specified Date”); (iii) no earlier than 5:00 PM Eastern Time on the Specified Date, Abri shall have given a good faith notice to Apifiny in accordance with Section 12.1 of the Merger Agreement stating that Abri and the Merger Sub stand ready and willing to consummate the Merger during the immediately succeeding three (3) Business Day period (the “Company Closing Period”), which notice shall be an irrevocable binding commitment of Abri and Merger Sub to consummate the Merger throughout the Company Closing Period; (iv) at all times during the Company Closing Period, all of the conditions set forth in Article IX of the Merger Agreement shall continue to be satisfied or shall be capable of being satisfied or waived (to the extent permitted by applicable law) if the Closing were to occur during the Company Closing Period; and (v) Apifiny shall have failed to consummate the Merger on or before the end of the Company Closing Period (“Second Scenario”).

If all of the conditions set forth in the First Scenario above, or all of the conditions set forth in the Second Scenario above, shall not have been satisfied, the Assurance Shares shall be returned by the Escrow Agent to TipTop pursuant to the Assurance Escrow Agreement upon the earlier to occur of (i) the Closing and (ii) the termination of the Merger Agreement in accordance with Article X thereof.

The obligations to consummate the transactions contemplated by the Assurance Agreement are conditioned upon, among other things, customary closing conditions and the consummation of the transactions contemplated by the Merger Agreement, and the Assurance Agreement may be further updated by the parties as they continue to negotiate this agreement in good faith.

Assurance Escrow Agreement

In connection with the execution of the Merger Agreement, Abri and Apifiny, TipTop and the Escrow Agent for the Assurance Shares, entered into that certain Assurance Escrow Agreement dated February 3, 2022 (the “Assurance Escrow Agreement”), pursuant to which the Escrow Agent shall hold the Assurance Shares in an escrow account under the conditions provided in the Assurance Agreement, including holding the Escrow Share Documents (which included the Stock Power and Certificate, each as defined in the Assurance Agreement), and shall not release such Assurance Shares until after receipt by the Escrow Agent of either (i) a joint written instruction signed by each of Apifiny, TipTop and the Sponsor (a “Joint Written Instruction”), held by the Escrow Agent and activated upon receipt of a Notification Letter (as hereinafter described and in accordance with the instructions set forth in Section 3 of the Assurance Escrow Agreement), an Escrow Notice (as defined below) from the Sponsor, and in accordance with the procedures set forth in the Escrow Assurance Agreement, or (ii) a Final Order (as such term is defined in the Assurance Escrow Agreement).

The “Escrow Notice” is a written notice from the Sponsor notifying the Escrow Agent that either all of the conditions of the First Scenario or the Second Scenario have been met. The Sponsor acknowledges and agrees that Chardan shall make the determination to deliver the Notification Letter in its sole discretion and the Sponsor shall not, and shall cause its Affiliates not to, directly or indirectly, encourage, induce or influence, or seek to, or take any action with the intent to, encourage, induce or influence, Chardan to deliver the Notification Letter, The “Notification Letter” is a notice from Chardan to the Escrow Agent to release the Joint Written Instruction when Chardan can confirm that either (i) all of the conditions set forth in the First Scenario, or (ii) all of the conditions set forth in the Second Scenario, have been satisfied, and upon receipt of the Escrow Notice. If none of the conditions for the release of the Assurance Shares have been met, the Assurance Shares will be returned to TipTop as set forth in the Assurance Agreement.

The obligations to consummate the transactions contemplated by the Assurance Escrow Agreement are conditioned upon, among other things, customary closing conditions and the consummation of the transactions contemplated by the Merger Agreement, and the Assurance Escrow Agreement may be further updated by the parties as they continue to negotiate this agreement in good faith.

Agreements to be Executed at Closing

Company Lock-Up Agreement

In connection with the execution of the Merger Agreement, Abri and certain Apifiny stockholders will enter into a lock-up agreement (the “Company Lock-Up Agreement”), pursuant to which those certain Apifiny stockholders parties thereto will agree, subject to certain customary exceptions, not to (i) sell, offer to sell, contract or agree to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Common Stock held by them (such shares, together with any securities convertible into or exchangeable for or representing the rights to receive shares of Common Stock if any, acquired during the Company Lock-Up Period (as defined below), the “Company Lock-Up Shares”), (ii) enter into a transaction that would have the same effect, (iii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Company Lock-Up Shares or otherwise, or engage in any short sales or other arrangement with respect to the Company Lock-Up Shares or (iv) publicly announce any intention to effect any transaction specified in clause (i) or (ii) until the date that is 12 months after the Closing Date (the period from the date of the Company Lock-Up Agreement until such date, the “Company Lock-Up Period”).

Sponsor Lock-Up Agreement

In connection with the execution of the Merger Agreement, Abri and the Sponsor will enter into a sponsor lock-up agreement (the “Sponsor Lock-Up Agreement”), pursuant to which the Sponsor will not (i) offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Common Stock held by them (such shares, together with any securities convertible into or exchangeable for or representing the rights to receive shares of Common Stock if any, acquired during the Sponsor Lock-Up Period (as defined below) (the “Sponsor Lock-Up Shares”); (ii) enter into a transaction that would have the same effect, or (iii) enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Lock-up Shares; or otherwise, publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, or engage in any Short Sales, until the date that is 6 months after the Closing Date (the period from the date of the Sponsor Lock-Up Agreement until such date, the “Sponsor Lock-Up Period”).

Amended and Restated Registration Rights Agreement

At Closing, Abri, the Sponsor, certain Apifiny securityholders and Chardan Capital Markets, LLC as underwriter (the “Underwriter”) will enter into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”), which will amend and restate the Registration Rights Agreement, dated August 9, 2021, previously entered into by and among Abri, the Sponsor and the Underwriter, in connection with the IPO. Under the Amended and Restated Registration Rights Agreement, the Sponsor, the Underwriter and holders of the Company Lock-Up Shares and recipients of the Earnout Shares, if any, will be provided certain rights relating to the registration of the following Abri securities representing an aggregate of 10,722,113 shares of Common Stock in the Combined Company: (i) 1,433,480 shares of Common Stock issued to the Sponsor prior to the IPO, (ii) 294,598 Units issued to the Sponsor in the Private Placement, (iii) the Common Stock to be potentially received by the Sponsor from the conversion of up to 6,650,000 shares of Apifiny Common Stock, if released from escrow, under the Assurance Escrow Agreement, if any, (iv) up to 1,050,000 shares of Common Stock held in escrow for the benefit of the Sponsor, if released from escrow under the Sponsor Earnout Agreement, if any, (v) up to 344,035 Units included in the Underwriter’s unit purchase option, if exercised, (vi) 950,000 shares of Common Stock issued to Chardan in connection with the Business Combination, (vii) the Company Lock-up Shares held by Apifiny stockholders after the Company Lock-up Period, and (viii) any securities issuable upon conversion of loans from the Sponsor to the Company, if any.

Sponsor Earnout Agreement

In connection with the execution of the Merger Agreement, Abri and the Sponsor will enter into a sponsor earnout agreement (the “Sponsor Earnout Agreement”), pursuant to which the Sponsor will have the contingent right to earn the Sponsor Earnout Shares (as defined in the Sponsor Earnout Agreement). The Sponsor Earnout Shares consist of 1,050,000 shares of Common Stock that will be placed in escrow with the Escrow Agent (as defined below). The Sponsor may earn the Sponsor Earnout Shares as follows:

•        For the First Milestone Event, 275,000 Sponsor Earnout Shares will be earned and released from escrow if the closing price of the shares of Common Stock is greater than or equal to $16.50 per share over any twenty (20) consecutive trading days during the first year after Closing;

•        For the Second Milestone Event, 350,000 Sponsor Earnout Shares will be earned and released from escrow if the closing price of the shares of Common Stock is greater than or equal to $23.00 per share over any twenty (20) consecutive trading days during the first two years after Closing; and

•        For the Third Milestone Event, 425,000 Sponsor Earnout Shares will be earned and released from escrow if the closing price of the shares of Common Stock is greater than or equal to $30.00 per share over any twenty (20) consecutive trading days during the first three years after Closing.

Earnout Escrow Agreement

In connection with the execution of the Merger Agreement, Abri, the Sponsor, Erez Simha as the Apifiny securityholder representative and Continental Stock Transfer & Trust Company (the “Escrow Agent”) will enter into an earnout escrow agreement (the “Earnout Escrow Agreement”), pursuant to which 11,550,000 shares of Common Stock will be deposited in escrow with the Escrow Agent and will serve as a source of payment for certain Apifiny securityholders and the Sponsor in the event that the Combined Company reaches the First Milestone Event, Second Milestone Event and/or Third Milestone Event (as described in the Sponsor Earnout Agreement and the Merger Agreement).

Indemnification Escrow Agreement

In connection with the execution of the Merger Agreement, the Sponsor (acting as the representative of Abri as the indemnified party under the Merger Agreement) will enter into an indemnification escrow agreement (the “Indemnification Escrow Agreement”) with the Apifiny securityholder representative and the Escrow Agent, pursuant to which 2,250,000 shares of Common Stock will be deposited in escrow with the Escrow Agent and will serve as security for and a source of payment with respect to Abri’s right to indemnification under the Merger Agreement. Under the Merger Agreement, Apifiny securityholders have jointly and severally agreed to indemnify and hold Abri harmless against losses incurred or sustained by Abri, the surviving entity and any of their respective affiliates and/or subsidiaries, from breaches or inaccuracies of certain representations and/or warranties made by the Company under the Merger Agreement.

Voting Agreement

In connection with the execution of the Merger Agreement, Abri, the Sponsor and certain holders of Common Stock will enter into a voting agreement (the “Voting Agreement”), pursuant to which such holders of Common Stock agree to vote in favor of certain matters relating to the nomination and election of the Post-Closing Board of Directors (as described in the Voting Agreement). There are no terms to the Voting Agreement regarding the nomination and election of the Post-Closing Board of Directors that differ from Proposal No. 5 — The Director Election Proposal.

Warrant Revenue Sharing Side Letter

In connection with the execution of the Merger Agreement, Abri, Apifiny and the Sponsor will enter into a letter agreement (the “Warrant Revenue Sharing Side Letter”), pursuant to which Abri and Apifiny will divide the proceeds from the Warrant Exercise Price (as defined in the Warrant Revenue Sharing Side Letter), arising from the exercise of the Warrants issued as part of the Abri units sold in its initial public offering, as follows:

A.     20% of the Warrant Exercise Price received in cash by Abri shall be delivered to the Sponsor in cash or immediately available funds not later than five (5) days following Abri’s receipt of the cash exercise price of any Warrant;

B.      35% of the Warrant Exercise Price received in cash by Abri shall be made available to the Chief Executive Officer of Abri in cash or immediately available funds not later than five (5) days following Abri’s receipt of the cash exercise price of any Warrant and the Chief Executive Officer of Abri shall have the right to pay all or any portion of such amount received to the persons that managed or controlled Apifiny immediately prior to the consummation of the transaction contemplated by the Merger Agreement, in each case, such payments to be in such amounts and to such persons as the Chief Executive Officer of Abri shall determine in such officer’s sole discretion; and

C.     Abri shall keep 45% of the Warrant Exercise Price received in cash by Abri.

The obligations to consummate the transactions contemplated by the Warrant Revenue Sharing Side Letter are conditioned upon, among other things, customary closing conditions and the consummation of the transactions contemplated by the Merger Agreement.

Stock Plan

Abri has agreed to approve and adopt the Stock Plan after the Closing and in the form set forth in Annex D to this proxy statement/prospectus, subject to approval of the Stock Plan by Abri’s stockholders. The Stock Plan is summarized in Proposal No. 6 of this proxy statement/prospectus and will provide for an initial aggregate share reserve equal to 10% of the number of shares of Common Stock on a fully diluted basis at the Closing and a 3% “evergreen” provision that will provide for an automatic increase on the first day of each fiscal year in the number of shares available for issuance under the Stock Plan.

Regulatory Approvals

Under the HSR Act, and the related rules and regulations issued by the Federal Trade Commission, which we refer to as the FTC, certain transactions, including the Business Combination, may not be consummated until notifications have been given and specified information and documentary material have been furnished to the FTC and the United States Department of Justice, which we refer to as the DOJ, and the applicable waiting periods have expired or been terminated. Closing is conditioned upon the expiration or early termination of the HSR Act waiting period. The initial 30-day waiting period expired at 11:59 pm Eastern time on March 16, 2022. See the section entitled “Proposal No. 1: The Business Combination Proposal — The Merger Agreement — Covenants of the Parties” for additional information.

Management

Effective as of the Closing, the Combined Company’s board of directors will have ten (10) directors, of which two (2) directors will be designated by Sponsor, and the remaining eight (8) directors will be designated by Apifiny, of which five (5) are existing directors of Apifiny. At the Closing, all of the executive officers of Abri shall resign and the individuals serving as executive officers of the Combined Company immediately after the Closing will be the same individuals (in the same offices) as those of Apifiny immediately prior to the Closing.

See “Directors, Executive Officers, Executive Compensation and Corporate Governance — Directors and Executive Officers after the Business Combination” for additional information.

Voting Securities

As of the Record Date, there were [*] shares of Common Stock issued and outstanding. Only Abri stockholders who hold shares of Common Stock of record as of the close of business on [•], 2022 are entitled to vote at the Meeting or any adjournment thereof. Approval of the Business Combination Proposal, the Designation of Series A Preferred Stock Proposal, the Bylaws Amendment Proposal, the Governance Advisory Proposals, the Stock Plan Proposal, the Nasdaq Proposal and the Adjournment Proposal will each require the affirmative vote of the holders of a majority of the issued and outstanding shares of Common Stock present in person by virtual attendance or represented by proxy and entitled to vote at the Meeting or any adjournment thereof. Approval of the Charter Amendment Proposal will require the affirmative vote of a majority of the issued and outstanding shares of Common Stock. Approval of the Director Election Proposal will require the plurality of votes cast.

Attending the Meeting either in person by virtual attendance or by submitting your proxy and abstaining from voting will have the same effect as voting against all the Proposals (other than the Director Election Proposal). Assuming a quorum is present, broker non-votes will have the same effect as voting “AGAINST” the Charter Amendment Proposal, and will have no effect on the vote for any other Proposal.

With respect to the Business Combination, pursuant to the Letter Agreement and the Support Agreement, the Initial Stockholders holding an aggregate of [•] shares (or [•]% of the outstanding shares) of Common Stock have agreed to vote their respective shares of Common Stock in favor of each of the Proposals. As a result, only [•] shares of Common Stock held by the public stockholders will need to be present in person by virtual attendance or by proxy to satisfy the quorum requirement for the meeting. In addition, as the vote to approve the Business Combination Proposal is a majority of the votes cast at a meeting at which a quorum is present, assuming only the minimum number of shares of Common Stock to constitute a quorum is present, only [•] shares of Common Stock, or approximately [•]% of the outstanding shares of the Common Stock held by the public stockholders must vote in favor of the Business Combination Proposal for it to be approved.

Appraisal Rights

Appraisal rights are not available to holders of shares of Common Stock in connection with the proposed Business Combination under Delaware law.

Redemption Rights

Pursuant to Abri’s Certificate of Incorporation, holders of shares of Common Stock may elect to have their shares redeemed for cash at the applicable redemption price per share equal to the quotient obtained by dividing (i) the aggregate amount on deposit in the Trust Account as of two business days prior to Closing, including interest (net of taxes payable), by (ii) the total number of then-outstanding shares of Common Stock. As of [•], 2022, this would have amounted to approximately $[•] per share.

You will be entitled to receive cash for any shares of Common Stock to be redeemed only if you:

(i)     (a)     hold shares of Common Stock, or

(b)    hold shares of Common Stock through Units and you elect to separate your Units into the underlying shares of Common Stock prior to exercising your redemption rights with respect to the shares of Common Stock; and

(ii)    prior to [•], Eastern Time, on [•], 2022, (a) submit a written request to Continental that Abri redeem your shares of Common Stock for cash and (b) deliver your shares of Common Stock to Continental, physically or electronically through DTC.

Holders of outstanding Units must separate the underlying shares of Common Stock prior to exercising redemption rights with respect to the shares of Common Stock. If the Units are registered in a holder’s own name, the holder must deliver the certificate for its Units to Continental, with written instructions to separate the Units into their individual component parts. This must be completed far enough in advance to permit the mailing of the certificates back to the holder so that the holder may then exercise his, her or its redemption rights upon the separation of the shares of Common Stock from the Units.

If a holder exercises his/her redemption rights, then such holder will be exchanging his/her shares of Common Stock for cash and will no longer own shares of the Combined Company. Such a holder will be entitled to receive cash for its shares of Common Stock only if it properly demands redemption and delivers its shares of Common Stock (either physically or electronically) to Continental in accordance with the procedures described herein. Please see the section titled “The Meeting — Redemption Rights” for the procedures to be followed if you wish to redeem your shares of Common Stock for cash.

Ownership of the Combined Company After the Closing

It is anticipated that, upon Closing, the public stockholders will retain an ownership interest of approximately 10.7% in the Combined Company, the Sponsor and directors of Abri will retain an ownership interest of approximately 3.2% in the Combined Company, the Representative will retain an ownership interest of approximately 1.8% in the Combined Company, and the Apifiny stockholders will own approximately 84.3% of the outstanding Common Stock of the Combined Company, of which TipTop will own 52.6% of the outstanding Common Stock of the Combined Company.

The ownership percentages set forth above with respect to the Combined Company do not take into account (i) the redemption of any shares of Common Stock by the public stockholders or (ii) the issuance of any additional shares upon Closing under the Stock Plan. If the actual facts are different from these assumptions (which they are likely to be), the percentage ownership retained by the Abri stockholders will be different. See “Unaudited Pro Forma Condensed Combined Financial Information.”

If Proposal No. 2A is not approved, the voting power of stockholders of the Combined Company will be equal to their respective ownership percentages set forth above. However, if Proposal No. 2A is approved and Series A Preferred Stock (each share of which is entitled to nine votes on any matter submitted to the holders of Common Stock) is issued, it is anticipated that, under the assumptions set forth above, upon Closing, public stockholders will retain voting power of approximately 1.9% in the Combined Company, the Sponsor, officers, directors and other holders of founder shares will retain voting power of approximately 0.6% of the Combined Company, the Representative will retain voting power of approximately 0.3% of the Combined Company, and the Apifiny stockholders will have voting power of approximately 97.2% of the Combined Company, of which TipTop will have voting power of approximately 84.5% of the Combined Company. Haohan Xu, who is anticipated to be the Combined Company’s Chief Executive Officer and Chairperson of the Board, is expected to continue holding the voting power with respect to all of the shares of TipTop and may be deemed to have beneficial ownership of the securities held of record by TipTop after Closing and therefore will control the Combined Company. For more information about TipTop, see “Security Ownership of Certain Beneficial Owners and Management.”

The following diagram summarizes the pro forma ownership of Common Stock upon Closing of the Business Combination, including Common Stock underlying Units, and shares of Common Stock following the Business Combination under (i) a no redemption scenario, (ii) an interim redemption scenario, assuming 50% redemption, and (iii) a maximum redemption scenario:

Equity Capitalization Summary	No Redemption Scenario(1)		Interim Redemption Scenario(2)		Maximum Redemption Scenario(3)
	# of Shares	%	# of Shares	%	# of Shares	%
TipTop Century Limited	28,080,000	52.6%	28,080,000	55.6%	28,080,000	57.7%
Other Apifiny Stockholders	16,920,000	31.7%	16,920,000	33.5%	16,920,000	34.8%
Total Apifiny Equity Holders	45,000,000	84.3%	45,000,000	89.0%	45,000,000	92.4%
Abri Initial Public Stockholders	5,733,920	10.7%	2,866,960	5.7%	1,006,221	2.1%
Abri Initial Stockholders	1,728,078	3.2%	1,728,078	3.4%	1,728,078	3.5%
Representative Shares	950,000	1.8%	950,000	1.9%	950,000	2.0%
Total Common Stock	53,411,998	100.0%	50,545,038	100.0%	48,684,299	100.0%

____________

(1)      Under the no redemption scenario, we assume no shares of Common Stock are redeemed.

(2)      Under the interim redemption scenario, we assume redemption of 50% of the maximum possible redemption amounting to 2,866,960 shares of Common Stock for aggregate redemption payments of $28.7 million using a per-share redemption price of $10.00.

(3)      Under the maximum redemption scenario, we assume redemption of 4,727,699 shares of Common Stock for aggregate redemption payments of $47.3 million using a per-share redemption price of $10.00.

Potential Impact of Additional Dilution

It is anticipated that, upon consummation of the Business Combination, after giving effect to the Merger Consideration including the Earnout Consideration, the Assurance Shares and the Sponsor Earnout Shares, as described herein, the exercise of outstanding Public Warrants and Private Warrants, and assuming (i) no redemption of shares by the public stockholders (ii) partial redemption of shares by the public stockholders, and (iii) maximum redemption of shares by the public stockholders, the existing public stockholders will own approximately 16.2%, 12.6% and 10.1%, respectively, of the issued Combined Company’s shares of Common Stock, the Sponsor and its affiliates will own 4.0%, 4.1% and 4.3%, respectively of the issued Combined Company’s shares of Common Stock, the Representative (as defined below) will own approximately 1.8%, 1.9% and 1.9%, respectively of the issued Combined Company’s shares of Common Stock, and Apifiny’s existing stockholders will own approximately 78.1%, 81.3% and 83.6%, respectively, of the issued Combined Company’s shares of Common Stock, of which TipTop will hold 39.5%, 41.2% and 42.3% of the issued Combined Company’s shares of Common Stock, respectively. These relative percentages assume no issuance of any additional shares upon Closing under the Stock Plan. These scenarios are illustrated in the diagrams below.

Including Additional Dilution Sources	No Redemption Scenario		Interim Redemption Scenario		Max Redemption Scenario
	# of Shares	%	# of Shares	%	# of Shares	%
TipTop Century Limited	28,080,000	39.5%	28,080,000	41.2%	28,080,000	42.3%
Other Apifiny Stockholders	16,920,000	23.8%	16,920,000	24.8%	16,920,000	25.5%
Apifiny Equity Holders	45,000,000	63.3%	45,000,000	66.0%	45,000,000	67.8%
Apifiny Earn-out Shares(4)	10,500,000	14.8%	10,500,000	15.4%	10,500,000	15.8%
Abri Initial Public Stockholders(11)	5,733,920	8.1%	2,866,960	4.2%	1,006,221	1.5%
Shares Underlying the Abri Public Warrants(5)	5,733,920	8.1%	5,733,920	8.4%	5,733,920	8.6%
Abri Initial Stockholders	1,728,078	2.4%	1,728,078	2.5%	1,728,078	2.6%
Abri Sponsor Earn-out Shares(6)	1,050,000	1.5%	1,050,000	1.5%	1,050,000	1.6%
Shares Underlying the Abri Sponsor Private Warrants(7)	89,272	0.1%	89,272	0.1%	89,272	0.1%
Representative Shares(8)	1,055,000	1.5%	1,055,000	1.5%	1,055,000	1.6%
Shares Underlying the UPO(9)(10)	104,253	0.1%	104,253	0.2%	104,253	0.2%
Shares Underlying the Warrants of the UPO(9)(11)	104,253	0.1%	104,253	0.2%	104,253	0.2%
Total Including Additional Dilutive Sources	71,098,696	100.0%	68,231,736	100.0%	66,370,997	100.0%

____________

(4)      Assumes all 10,500,000 Earnout Shares are issued to Apifiny securityholders.

(5)      Assumes Apifiny’s stock price above $11.50 and Warrants are exercised for $11.50 cash.

(6)      Assumes all 1,050,000 Earnout Shares are issued to Abri securityholders.

(7)      Assumes Apifiny’s stock price at or above $16.50 and Private Warrants are exercised (cashless) at $11.50.

(8)      Including 105,000 shares to be issued to Representative when Apifiny receives all 10,500,000 Earnout Shares.

(9)      “UPO” is the unit purchase option granted to Chardan in Abri’s initial public offering.

(10)    Assumes Apifiny’s stock price at or above $16.50 and options are exercised (cashless) at $11.50.

(11)    Assumes Apifiny’s stock price at or above $16.50 and warrants are exercised (cashless) at $11.50.

Maximum Redemption Calculation

In the above table, the maximum redemption takes into account the minimum amount of cash needed to cover obligations in the case of maximum redemption. In order to maintain the minimum stockholders’ equity of $5,000,001, and take into account the transaction costs of $4,374,176 (which includes transaction expenses of $2,874,176 plus a deferred underwriting fee of $1,500,000) and estimated payables of Abri as of December 31, 2021 of $687,531, the maximum amount of shares for redemption would be 4,727,699 shares of Common Stock for an aggregate of $47.3 million (using a per-share redemption price of $10.00). This leaves a balance of 1,006,221 shares of Common Stock that will not be redeemed in order to maintain the minimum stockholders’ equity, a closing condition to the Business Combination.

Maximum Redemption

Abri Initial Stockholders 3.5%
Representative Shares 2.0%
Abri Initial Public Stockholders 2.1%
Other Apifiny Stockholders 34.8%
TipTop Century Limited 57.7%

Deferred Underwriting Fee Analysis

The deferred underwriting fee is based on the Underwriting Agreement in connection with the IPO and is a fixed fee of $1,500,000, or 3.0% of the gross proceeds of the IPO. This fee remains constant, however, as a percentage of remaining proceeds after redemptions, the percentage will change depending on the amount of redemptions. For example, if there are no redemptions, the deferred underwriting fee as a percentage of remaining proceeds would be 2.6%; at a 50% redemption, it would be 5.2%; and at a maximum redemption, the fee would be 14.9% as illustrated in the table below:

Underwriting Fees	No Redemption Scenario	Interim Redemption Scenario(11)	Maximum Redemption Scenario(12)
Unredeemed Public Shares	5,733,920	2,866,960	1,006,221
Trust Proceeds to Apifiny	$57,339,200	$28,669,600	$10,062,208
Deferred Underwriting Fee	$1,500,000	$1,500,000	$1,500,000
Effective Deferred Underwriting Fee	2.6%	5.2%	14.9%

____________

(11)    Under the interim redemption scenario, we assume redemptions of 50% of the maximum possible redemption amounting to 2,866,960 shares of Common Stock for aggregate redemption payments of $28.7 million using a per-share redemption price of $10.00.

(12)    Under the maximum redemption scenario, we assume redemptions of 4,727,699 shares of Common Stock for aggregate redemption payments of $47.3 million using a per-share redemption price of $10.00.

Net Loss and Net Book Value Per Share Calculation

The table below shows the net loss and net book value per share of Common Stock as of December 31, 2021 in each of the three redemption scenarios:

Net Loss and Net Book Value Per Share Calculation	No Redemption Scenario	Interim Redemption Scenario	Max Redemption Scenario
Net Loss	$(11,500,769)	$(11,500,769)	$(11,500,769)
Book Value	$64,751,622	$38,158,769	$11,565,915
Net Loss Per Share	$(0.22)	$(0.23)	$(0.24)
Book Value Per Share	$1.21	$0.75	$0.24
Weighted average shares outstanding of common stock	53,411,998	50,545,038	48,684,299

Interests of Certain Persons in the Business Combination

When you consider the recommendation of the Board in favor of adoption of the Business Combination Proposal and other Proposals, you should keep in mind that Abri’s directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a stockholder, including:

•        If an initial business combination, such as the Business Combination, is not completed by January 12, 2023, Abri will be required to dissolve and liquidate. In such event, the 1,437,500 founder shares currently held by the Initial Stockholders, which were acquired prior to the IPO will be worthless because such holders have agreed to waive their rights to any liquidation distributions. The founder shares were purchased for an aggregate purchase price of $25,000.

•        If an initial business combination, such as the Business Combination, is not completed by August 12, 2022 (or February 12, 2023 in the event Abri extends the time to complete a business combination), the 294,598 Private Units purchased by the Sponsor for a total purchase price of $2,945,980, will be worthless. The Units had an aggregate market value of approximately $[•] based on the closing price of Units on the Nasdaq Stock Market as of [•], 2022.

•        The exercise of Abri’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate and in our stockholders’ best interest.

•        On March 8, 2022, the Company issued a convertible promissory note (the “First Working Capital Note”) to the Sponsor. Pursuant to the Working Capital Note, the Sponsor agreed to loan us an aggregate principal amount of $300,000. On March 28, 2022, the Company issued a second convertible promissory note for an aggregate principal amount of $500,000 (the “Second Working Capital Note”) to the Sponsor (together the First Working Capital Note and the Second Working Capital Note are hereinafter referred to as the “Working Capital Notes”). The Working Capital Notes were issued to fund working capital of the Company. The Working Capital Notes are non-interest bearing and all outstanding amounts under the Working Capital Notes will be due on the date on which we consummate our initial business combination (the “Maturity Date”). If a business combination is not consummated, and there are insufficient funds to repay the Working Capital Notes, the unpaid amounts would be forgiven. All or a portion of the amounts outstanding under the Working Capital Notes may be converted on the Maturity Date into units at a price of $10.00 per unit at the option of the Sponsor. The units would be identical to the Company’s outstanding Private Units that were issued to the Sponsor in the Private Placement. The Working Capital Notes contain customary events of default, including, among others, those relating to the Company’s failure to make a payment of principal when due and to perform any other obligations that is not timely cured after written notice of such default from the Sponsor.

•        Through a letter agreement dated February 6, 2022, Chardan and Abri amended their original advisory agreement dated September 21, 2021 wherein Chardan agreed not to receive any merger and acquisition or financial advisory fees specifically with respect to the Merger. Upon Closing, Chardan will instead be entitled to 950,000 shares of the Combined Company’s Common Stock in lieu of its fee pursuant to the Merger and Acquisition and Capital Markets Advisory Agreement with Apifiny dated February 9, 2021, excluding the 105,000 shares to be issued to Chardan when the Apifiny Earnout Consideration is fully achieved.

•        If the Business Combination is completed, Apifiny will designate all members of the Combined Company’s board of directors, except for two members.

See “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for additional information.

Current Value of Securities Held by the Sponsor and its Affiliates.

As of [*], 2022, assuming a stock price of $9.89 per share, the value of securities held by the Sponsor and its affiliates, is $[*], which include 1,433,480 Founder Shares, and 294,598 shares of Common Stock purchased in the Private Placement.

Anticipated Accounting Treatment

The Business Combination will be accounted for as a “reverse recapitalization,” with no goodwill or other intangible assets recorded, in accordance with GAAP. A reverse recapitalization does not result in a new basis of accounting, and the financial statements of the combined entity represent the continuation of the financial statements of Apifiny in many respects.

Under this method of accounting, Abri will be treated as the “acquired” company for financial reporting purposes. For accounting purposes, Apifiny will be deemed to be the accounting acquirer in the transaction and, consequently, the transaction will be treated as a recapitalization of Apifiny (i.e. a capital transaction involving the issuance of stock by Abri for the stock of Apifiny). Accordingly, the consolidated assets, liabilities and results of operations of Apifiny will become the historical financial statements of the Combined Company, and Abri’s assets, liabilities and results of operations will be consolidated with Apifiny’s beginning on the acquisition date. Operations prior to the Business Combination will be presented as those of Apifiny in future reports. The net assets of Apifiny will be recognized at carrying value, with no goodwill or other intangible assets recorded.

Recommendations of the Board and Reasons for the Business Combination

After careful consideration of the terms and conditions of the Merger Agreement, the Board has determined that Business Combination and the transactions contemplated thereby are fair to, and in the best interests of, Abri and its stockholders. In reaching its decision with respect to the Business Combination and the transactions contemplated thereby, the Board reviewed various industry and financial data and the evaluation of materials provided by Apifiny. The Board did not obtain a fairness opinion on which to base its assessment. The Board recommends that Abri stockholders vote:

•        FOR the Business Combination Proposal;

•        FOR the Charter Amendment Proposal;

•        FOR the Designation of Series A Preferred Stock Proposal;

•        FOR the Bylaws Amendment Proposal;

•        FOR the Governance Advisory Proposals;

•        FOR the Director Election Proposal;

•        FOR the Stock Plan Proposal;

•        FOR the Nasdaq Proposal; and

•        FOR the Adjournment Proposal.

Risk Factors

In evaluating the Business Combination and the Proposals to be considered and voted on at the Meeting, you should carefully review and consider the risk factors set forth under the “Risk Factors” section beginning on page 47 of this proxy statement/prospectus. Both Abri and Apifiny are subject to various risks associated with their businesses and their industries including, but not limited to, the principal risk factors that are summarized below. In addition, the Business Combination poses a number of risks to each company and its respective stockholders and members, including the possibility that the Business Combination may not be completed.

Risks Related to Apifiny’s Business

•        As an early stage company entering a highly competitive market with limited operating history, the operations of Apifiny are still developing, unproven and subject to material legal, regulatory, operational, reputational, financial, tax, market, credit and other risks.

•        Apifiny’s products and services may be subject to bugs, technical defects and errors as well as service level disruptions, which can increase as Apifiny scales its services to a larger customer base.

•        Apifiny may not be able to adapt or respond to new products or services, list new digital assets or include them into its liquidity pools due to technical, legal, regulatory and/or resource constraints.

•        As Apifiny operates and continuously develops its trading platforms and products, other digital asset exchanges connected to Apifiny may be unwilling or unable to maintain their connection with Apifiny. Apifiny is also vulnerable to changes in the terms of service, rules, policies or practices of connected digital asset exchanges that could adversely impact Apifiny’s business, operating results and financial condition.

•        Apifiny’s failure to safeguard and adequately custody its customers’ digital assets could adversely impact its business, operating results and financial condition.

•        The success of Apifiny’s mining business segment is dependent on Apifiny’s ability to maintain its miners at the current or better level of productivity and efficiency, at economically favorable prices. If Apifiny’s mining business segment is adversely impacted, Apifiny’s business, operating results and financial condition may be adversely affected.

•        The loss, destruction or mismanagement of private keys required to access any digital assets held in custody for Apifiny’s own account or for its customers may be irreversible. If Apifiny is unable to access its private keys or if Apifiny experiences a hack or other data loss relating to its ability to access any digital assets, it could cause regulatory scrutiny, reputational harm and other losses.

•        TipTop is a majority stockholder of Apifiny. Haohan Xu holds the voting power with respect to all of the shares of TipTop and may be deemed to have beneficial ownership of the securities held of record by TipTop. The concentration of ownership and voting power may affect the market demand for Apifiny shares.

•        Apifiny’s strategy and focus on delivering high-quality, compliant, easy-to-use and secure cryptocurrency-related financial services may not maximize short-term or medium-term financial results.

•        A significant amount of trading volume on Apifiny’s trading platforms may come from a relatively small number of customers and the loss of these customers or a reduction in their trading volume, could have an adverse effect on Apifiny’s business, operating results and financial condition.

•        Apifiny’s recurring operating losses have raised substantial doubt regarding its ability to continue as a going concern.

•        Apifiny’s business will be subject to a relatively greater degree of single point of failure and/or concentration risk of its third party service providers, particularly at the earlier stage of business development.

•        Apifiny’s internal governance, risk management and compliance program, policies, systems and controls are continuing to be developed and have not been fully embedded and tested. The existing processes and controls may not be adequate or effective to mitigate risk or ensure compliance.

•        Apifiny depends on talented, experienced and committed personnel to operate and grow Apifiny’s business and may incur increased operational costs to recruit, train, motivate and/or retain them. If Apifiny is unable to do so, Apifiny’s business, financial condition, results of operations and prospects may be adversely affected.

•        Third parties may make claims or bring legal proceedings against Apifiny for alleged infringement of their intellectual property rights and consequences could include having to cease offering Apifiny’s products or services.

•        The value and existence of the digital assets held by Apifiny and its customers are dependent on the existence, actions, integrity and governance of the underlying blockchains. The underlying blockchain networks can potentially unilaterally take actions that adversely impact on the value of Apifiny and its customers’ digital assets or such digital assets or transactions can be cancelled.

•        Apifiny’s digital currencies may be subject to loss, theft or restriction on access.

•        Apifiny is subject to a multi-jurisdictional legal and regulatory environment, which can be complex and conflicting and its regulatory compliance framework may not be sufficient to mitigate all relevant legal and regulatory compliance risks across the relevant jurisdictions.

•        Apifiny’s trading platforms may be exploited by customers to facilitate illegal activities or other serious misconduct, which may not be detected or prevented by Apifiny’s due diligence systems and controls. If any of Apifiny’s customers exploit its platforms for illegal activities, Apifiny’s business can be adversely affected.

•        Apifiny may be required to disclose customer information to regulatory or law enforcement authorities and may have to freeze customer assets, suspend or terminate customer accounts.

•        The U.S. federal income tax and non-U.S. tax treatment of digital assets is unclear and future developments regarding the treatment of digital assets for U.S. federal income and non-U.S. tax purposes could adversely impact Apifiny’s business.

Risks Related to Abri’s Business and the Business Combination

•        Abri will be forced to liquidate the Trust Account if it cannot consummate a business combination by the date that is 12 months from the closing of the IPO, or August 12, 2022 (or February 12, 2023 in the event Abri extends the time to consummate a business combination). In the event of a liquidation, the public stockholders will receive $10.00 per share and the Abri Warrants will expire worthless.

•        If third parties bring claims against Abri, the proceeds held in trust could be reduced and the per share liquidation price received by holders of shares of Common Stock may be less than $[.].

•        If Abri’s due diligence investigation of Apifiny was inadequate, then stockholders of Abri following the Business Combination could lose some or all of their investment.

•        Stockholder litigation and regulatory inquiries and investigations are expensive and could harm Abri’s business, financial condition and operating results and could divert management attention.

•        Abri and Apifiny have incurred and expect to incur significant costs associated with the Business Combination. Whether or not the Business Combination is completed, the incurrence of these costs will reduce the amount of cash available to be used for other corporate purposes by Abri if the Business Combination is completed or by Abri if the Business Combination is not completed.

•        Abri will incur significant transaction costs in connection with transactions contemplated by the Merger Agreement.

Risks Related to the Combined Company’s Common Stock

•        The market price of the Combined Company’s Common Stock is likely to be highly volatile, and you may lose some or all of your investment.

•        Volatility in the Combined Company’s share price could subject the Combined Company to securities class action litigation.

•        An active, liquid trading market for the Combined Company’s Common Stock may not develop, which may limit your ability to sell your shares.

•        The issuance of additional shares of common stock, preferred stock or other convertible securities may dilute your ownership and could adversely affect the stock price.

•        The Combined Company may be subject to securities litigation, which is expensive and could divert management attention.

SELECTED HISTORICAL FINANCIAL DATA OF ABRI

Abri’s statement of operations data for the period from March 18, 2021 (inception) through December 31, 2021 and balance sheet data as of December 31, 2021 are derived from Abri’s audited financial statements included elsewhere in this registration statement. Abri’s balance sheet data as of April 12, 2021 are derived from Abri’s audited financial statements included elsewhere in this registration statement.

The historical results of Abri included below and elsewhere in this proxy statement/prospectus are not necessarily indicative of the future performance of Abri. You should read the following selected financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Abri” and the financial statements and the related notes appearing elsewhere in this proxy statement/prospectus.

	For the Period from March 18, 2021 (inception) through December 31, 2021
Revenues	$
Loss from operations		(1,134,803)
Income on Trust Account		1,299
Change in fair value of warrants		5,892
Provision for income taxes		—
Net loss		(1,127,612)
Basic and diluted net income per share, shares subject to redemption		(0.05)
Weighted average Common Stock outstanding – basic and diluted, redeemable Common Stock		2,789,393
Basic and diluted net income per share, non-redeemable shares		(0.68)
Weighted average shares outstanding – basic and diluted, non-redeemable Common Stock		1,447,964
Balance Sheet Data:	As of December 31, 2021	As of April 12, 2021
Working capital (deficit)	$(381,866)	$(75,495)
Trust Account	57,340,207	—
Total assets	57,816,739	100,000
Total liabilities	2,358,398	75,495
Value of Common Stock subject to redemption	52,323,289	—
Stockholders’ equity	3,135,052	24,505

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF APIFINY

The following table contains selected historical consolidated financial data as of and for the years ended December 31, 2021 and 2020. Such data as of and for the years ended December 31, 2021 and 2020 have been derived from the audited financial statements of Apifiny, which are included elsewhere in this proxy statement/prospectus. The following summary consolidated financial data should be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Apifiny” and our audited consolidated financial statements and related notes included elsewhere. The summary consolidated financial data in this section are not intended to replace our audited consolidated financial statements and unaudited condensed consolidated financial statements and related notes and are qualified in their entirety thereby. Our historical results are not necessarily indicative of the results that may be expected for any period in the future.

	Years Ended December 31,
	2021	2020
Revenues:
Market services	$1,896,663	$98,771
Bitcoin mining	3,007,763	—
Total revenues	4,904,426	98,771

Cost and operating expenses:
Cost of bitcoin mining	3,630,452	—
Transaction fees	2,171,612	122,287
Compensation and benefits	5,873,987	3,324,170
Professional and contract services	2,351,125	1,059,302
Marketing and advertising	203,316	54,446
Depreciation and amortization	1,783,437	96,010
General and administrative	1,335,243	1,087,500
Total cost and operating expenses	17,349,172	5,743,715

Other income (expense)
Interest income	18,888	231
Interest expense	(16,616)	(10,770)
Other income	27,388	21,787
PPP loan forgiveness	1,090,070	—
Impairment losses on digital assets	(597,159)	—
Unrealized loss from digital asset borrowings	(202,040)	—
Net gain from disposal of digital assets	1,807,548	189,508
Net gain from disposal subsidiaries	2,000	—
Total other income, net	2,130,079	200,756
Loss before income taxes	(10,314,668)	(5,444,188)
Income tax expense	(57,190)	—
Net Loss	$(10,371,858)	$(5,444,188)

Net loss per share attributable to Class F and Class A common stockholders – basic and diluted	(0.10)	(0.06)
Weighted average shares used in computation of net loss per share – basic and diluted	101,606,218	86,523,375

	Years Ended December 31,
	2021	2020
Net Loss	$(10,371,858)	$(5,444,188)
Other comprehensive loss, net of applicable taxes:
Foreign currency translation gain (loss)	(50,219)	241,046
Comprehensive Loss	$(10,422,077)	$(5,203,142)
	Years Ended December 31,
	2021	2020
Total assets	$23,060,151	$10,978,595
Total liabilities	$11,283,237	$2,133,986
Total liabilities and shareholders’ equity	$23,060,151	$10,978,595

TRADING MARKET AND DIVIDENDS

Abri

Units, shares of Common Stock, Common Stock, and Warrants

The Units, shares of Common Stock and Warrants are each quoted on the Nasdaq Stock Market, under the symbols “ASPAU,” “ASPA,” and “ASPAW,” respectively. Each of Abri’s Units consists of one share of Common Stock and one Warrant. Each Warrant entitles the holder thereof to purchase one share of Common Stock at a price of $11.50 per share. The Units, shares of Common Stock and Warrants commenced trading on the Nasdaq Stock Market separately on September 3, 2021. The Common Stock will not trade separately unless and until Abri consummates an initial business combination.

Abri’s Dividend Policy

Abri has not paid any cash dividends on its shares of Common Stock to date and does not intend to pay cash dividends prior to the completion of a business combination. The payment of cash dividends in the future will be dependent upon Abri’s revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a business combination. Further, if we incur any indebtedness, Abri’s ability to declare dividends may be limited by restrictive covenants Abri may agree to in connection therewith. The payment of any dividends subsequent to a business combination will be within the discretion of the Combined Company’s board of directors. It is the present intention of the Board to retain all earnings, if any, for use in its business operations and, accordingly, the board does not anticipate declaring any dividends in the foreseeable future.

Apifiny

Holders of Apifiny stock

As of the Record Date, there were [        ] holders of record of Apifiny stock.

Dividend Policy of Apifiny

Apifiny has not paid any cash dividends on its stock to date and does not intend to pay cash dividends prior to Closing.

Combined Company

Dividend Policy

Following Closing, the Combined Company’s board of directors will consider whether or not to institute a dividend policy. It is presently intended that the Combined Company retain its earnings for use in business operations and accordingly, we do not anticipate Combined Company’s board of directors declaring any dividends in the foreseeable future.

RISK FACTORS

You should carefully review and consider the following risk factors and the other information contained in this proxy statement/prospectus, including its annexes and the matters addressed in the section entitled “Cautionary Note Regarding Forward-Looking Statements,” in evaluating the business combination before you decide whether to vote or instruct your vote to be cast to approve the proposals described in this proxy statement/prospectus. Apifiny, Abri or Merger Sub may face additional risks and uncertainties that are not presently known to Apifiny, Abri or Merger Sub, or that Apifiny, Abri or Merger Sub currently deems immaterial, which may also impair Apifiny’s, Abri’s or Merger Sub’s business or financial condition and could adversely affect the trading price of the Common Stock. The following discussion should be read in conjunction with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Apifiny,” the financial statements of Apifiny and notes to the financial statements included herein. In this section and unless the context otherwise requires, references to “Apifiny” refer to (i) for periods prior to Closing, Apifiny Group Inc., Apifiny Inc. and all of its subsidiaries; and (ii) for periods following Closing, Apifiny Group Inc. as the Combined Company and all of its subsidiaries.

Risks Related to Apifiny’s Business

As an early stage company entering a highly competitive market with limited operating history, the operations of Apifiny are still developing, unproven and subject to material legal, regulatory, operational, reputational, financial, tax, market, credit and other risks.

Apifiny has limited operating history in the highly competitive digital assets industry. In addition, Apifiny is not currently profitable from its operations and it has not been since its inception. Apifiny may fail to develop and launch its products and services. There is no assurance that Apifiny will achieve an acceptable return on stockholders investments and the likelihood of success must be considered in light of the early stage of its operations. Even if Apifiny accomplishes its operational objectives, it may not generate positive cash flows or profits.

As a developing business, Apifiny may be more vulnerable to such risks and corresponding risk events may have a more disproportionate impact on its business, operations and reputation relative to a more mature or established business.

If Apifiny is unable to successfully build its business while controlling expenses, its ability to continue its business could depend on Apifiny’s ability to raise sufficient additional capital, obtain sufficient financing and monetize assets. There can be no guarantee that Apifiny will be able to raise funding in sufficient quantity or at acceptable terms to fund the continued development of its business. The occurrence of any of the foregoing risks would have an adverse effect on Apifiny’s business, financial condition and results from operations.

Furthermore, as Apifiny’s business will be subject to legal, regulatory, operational, reputational, tax and other risks in every jurisdiction in which Apifiny operates, including those applicable due to its use of digital asset and blockchain technology, there is no assurance its business will ever be profitable. Apifiny may fail to develop its products and services or produce a return for its investors.

From time to time, Apifiny may also offer new products and services or undertake other strategic projects. There are substantial risks and uncertainties associated with these efforts and Apifiny could invest significant capital and resources into such efforts. Regulatory requirements can affect whether initiatives are able to be brought to market in a manner that is timely and attractive to Apifiny’s customers. Initial timetables for the development and introduction of new products or services and price and profitability targets may not be met. New products or services may need to be initially launched on a limited basis prior to their full launch. In addition, Apifiny’s revenues and costs may fluctuate because new products and services generally require startup costs while revenues take time to develop, which could adversely impact Apifiny’s results of operations.

You should consider Apifiny’s business and prospects in light of the risks and significant challenges it faces in its industry, including, among other things, with respect to its ability to:

•        develop and operate a reliable and quality cryptocurrency exchange;

•        obtain necessary regulatory approvals in a timely manner;

•        build a well-recognized and respected brand;

•        establish and expand its customer base;

•        implement, maintain and improve its operational efficiency;

•        execute its business model and maintain reliable, secure, high performance and scalable technology infrastructure;

•        maintain its good standing and connection with each connected exchange;

•        navigate in a new and rapidly evolving and changing space;

•        predict its future revenues and appropriately budget for its expenses;

•        attract, retain and motivate talented employees;

•        anticipate trends that may emerge and affect its business;

•        anticipate and adapt to changing market conditions, including technological developments and changes in the competitive landscape; and

•        navigate an evolving and complex global regulatory environment.

If Apifiny fails to adequately address any or all of these risks and challenges, such failure could have an adverse effect on Apifiny’s reputation, business, financial condition, results from operations and share price.

Apifiny may not be able to adapt quickly or effectively to changes in the fast-evolving digital assets industry and regulatory environment.

The fast-evolving digital assets industry has been characterized by many rapid, significant and disruptive products, services and technologies in recent years. Apifiny expects new products, services and technologies to continue to emerge and evolve, which may be superior to or render obsolete the products and services that Apifiny intends to provide. Competitors may be able to respond more quickly and effectively than Apifiny can to new or changing opportunities, technologies, standards or customer requirements. Apifiny cannot predict the effects of new products, services and technologies on Apifiny’s business. Unlike many of its competitors, Apifiny has limited operating history, does not have a significant customer base and has limited personnel and other resources. Because of its current stage of business development, Apifiny may not be able to adapt quickly or effectively to changes in the industry. Apifiny believes that its ability to grow its customer base and net revenue will depend heavily on its ability to innovate and create successful new products and services and to keep pace with rapidly changing technology. In particular, developing and incorporating new products and services into its business may require substantial expenditures, take considerable time and ultimately may not be successful. Any new products or services could fail to attract customers, generate revenue or perform or integrate well with third-party applications and platforms. In addition, Apifiny must continue to enhance its technical infrastructure and other technology offerings to remain competitive and maintain a platform that has the required functionality, performance, capacity, security and speed to attract and retain customers.

Moreover, Apifiny’s ability to adapt and compete with new products and services may be inhibited by regulatory requirements and general uncertainty in the law, constraints by Apifiny’s banking partners, funding sources and payment processors, third-party intellectual property rights or other factors. The success of Apifiny’s business also depends on its ability to address and adapt quickly or effectively to changes in the regulatory environment of the digital assets industry.

As a result, Apifiny expects to expend significant costs and expenses to develop and monitor Apifiny’s exchange platforms to meet the evolving needs of the industry. Apifiny’s success will depend on its ability to develop and incorporate new offerings and adapt to technological changes, evolving industry practices and the regulatory environment. If Apifiny is unable to do so in a timely or cost-effective manner, its business and ability to successfully compete and attract new customers may be adversely affected. If Apifiny’s technology solutions do not work as planned or do not meet or continue to meet the level of quality required by its customers or its regulators, transacting business may be less efficient, more expensive and potentially prone to errors, thereby reducing the positive effects Apifiny seeks to make available to its customers through the adoption of blockchain technology.

Apifiny has not yet fully developed or tested its trading platforms.

The various system components of Apifiny’s trading platforms and the supporting function systems are in varying stages of ongoing development and may not integrate properly or function as expected, resulting in technical errors and/or service level disruptions. Apifiny’s trading platform HEX contains certain technical features including liquidity pools and an automated market maker. Although these technical features are currently fully operational, both require constant and further development, which may result in periods where these technical features may not be available. For example, to accommodate different trading pairs, the automated market maker may have to adopt different algorithms and adjustments will be needed to the underlying code. Such technical limitations may limit Apifiny’s ability to effectively respond to industry and regulatory changes, market demands or customer needs. In addition, Apifiny’s planned ExOne trading platform is still in the product development stage. The product development process may fail to perform as expected. Key milestones to ensure on-time delivery of product may not be met and opportunities may be missed from trying to deliver the perfect product.

There is a high degree of uncertainty as to whether any one or more of the digital assets listed on Apifiny’s trading platforms may be regarded as a “security” under the securities laws and regulations of any relevant jurisdiction. If Apifiny is unable to accurately characterize a listed digital asset under its applicable listing policies and procedures, Apifiny may be subject to regulatory scrutiny, investigations, fines and other penalties, which may adversely affect its business, operating results and financial condition.

The SEC and its staff have taken the position that certain crypto assets fall within the definition of a “security” under the U.S. federal securities laws. The legal test for determining whether any given crypto asset is a security is a highly complex, fact-driven analysis that evolves over time and the outcome of such analysis is difficult to predict. The SEC generally does not provide advance guidance or confirmation on the status of any particular crypto asset as a security. Furthermore, the SEC’s views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff. Prior public statements issued by senior officials at the SEC indicate that the SEC does not intend to take the position that bitcoin or ethereum (in their current form) are securities. Bitcoin and ethereum are the only digital assets as to which senior officials at the SEC have publicly expressed such a view. Moreover, such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court and cannot be generalized to any other digital asset. With respect to all other digital assets, there is currently no certainty under the applicable legal test that such assets are not securities, notwithstanding the conclusions Apifiny may draw based on its risk-based assessment regarding the likelihood that a particular digital asset could be deemed a “security” under applicable laws. Similarly, although the SEC’s Strategic Hub for Innovation and Financial Technology published a framework for analyzing whether any given digital asset is a security in April 2019, this framework is also not a rule, regulation or statement of the SEC and is not binding on the SEC.

The classification of a digital asset as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the offer, sale, trading and clearing of such assets. For example, a digital asset that is a security in the United States may generally only be offered or sold in the United States pursuant to a registration statement filed with the SEC or in an offering that qualifies for an exemption from registration. Persons that effect transactions in crypto assets that are securities in the United States may be subject to registration with the SEC as a “broker” or “dealer.” Platforms that bring together purchasers and sellers to trade crypto assets that are securities in the United States are generally subject to registration as national securities exchanges, or must qualify for an exemption, such as by being operated by a registered broker-dealer as an alternative trading system (“ATS”) in compliance with rules for ATSs. Persons facilitating clearing and settlement of securities may be subject to registration with the SEC as a clearing agency. Foreign jurisdictions may have similar licensing, registration and qualification requirements.

Apifiny has policies and procedures in place to analyze whether each digital asset listed on Apifiny’s trading platforms could be deemed to be a “security” under applicable laws. See “Information About Apifiny — Operations — Listing Policies and Listing Committee.” Apifiny’s policies and procedures do not constitute a legal standard, but rather represent Apifiny’s company-developed risk-based assessment regarding the likelihood that a particular digital asset could be deemed a “security” under applicable laws. Regardless of Apifiny’s conclusions, Apifiny could be subject to legal or regulatory action in the event the SEC, a foreign regulatory authority or a court were to determine that a digital asset currently listed, offered, sold or traded on any of Apifiny’s trading platforms is a “security” under applicable laws.

Apifiny’s subsidiary, Apifiny Prime Inc., is a registered broker-dealer with no activity since its inception. However, because Apifiny itself is not currently registered or licensed with the SEC or foreign authorities as a broker-dealer, national securities exchange or ATS (or foreign equivalents), and Apifiny has no current plans to register or rely on an exemption from such registration or license to facilitate the offer and sale of digital assets on Apifiny’s trading platforms, Apifiny only permits listing and trading of those digital assets for which Apifiny determines there are reasonably strong arguments to conclude that the crypto asset is not a security. Apifiny believes that its listing process reflects a comprehensive and thoughtful analysis and is reasonably designed to facilitate consistent application of available legal guidance to crypto assets to facilitate informed risk-based business judgment. However, Apifiny recognizes that the application of securities laws to the specific facts and circumstances of digital assets may be complex and subject to change, and that a listing determination does not guarantee any conclusion under the U.S. federal securities laws. For example, in December 2020, Apifiny delisted XRP (Ripple) from its ExOne Plus trading platform. This decision was made based on the action brought by the SEC, alleging that XRP is an unregistered security. Historically, XRP has been the only digital asset delisted from an Apifiny platform. Apifiny expects its risk assessment policies and procedures to continuously evolve to take into account case law, regulatory pronouncements, facts and developments in technology.

Although Apifiny intends to apply to operate an ATS in the United States that would allow Apifiny to trade digital assets that are deemed “securities” under U.S. federal securities laws, Apifiny has not yet received regulatory approval to, and does not currently, operate an ATS for trading of digital assets deemed to be securities. Apifiny may never receive regulatory approval to operate an ATS for the trading of digital assets that constitute securities and, even if Apifiny were to receive such regulatory approval, the markets for trading digital assets that constitute securities may lack the depth and liquidity of Apifiny’s trading platforms. There can be no assurances that Apifiny will properly characterize any given digital asset as a security or non-security for purposes of determining which of Apifiny’s platforms that particular digital asset is allowed to trade on, or that the SEC, foreign regulatory authority or a court, if the question were presented to it, would agree with Apifiny’s assessment. If the SEC, foreign regulatory authority, or a court were to determine that a digital asset currently listed, offered, sold or traded on its platform is a security, Apifiny would not be able to offer such digital asset for trading until Apifiny is able to do so in a compliant manner, such as through an ATS approved to trade digital assets that constitute securities. A determination by the SEC, a foreign regulatory authority or a court that an asset that Apifiny currently supports for trading on its trading platforms constitutes a security may also result in Apifiny determining that it is advisable to remove assets from its trading platforms that have similar characteristics to the asset that was determined to be a security. In addition, Apifiny could be subject to judicial or administrative sanctions for failing to offer or sell the digital assets in compliance with the registration requirements or for acting as a broker, dealer or national securities exchange without appropriate registration. Such an action could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, disgorgement, criminal liability and reputational harm. Customers that traded such listed digital asset on Apifiny’s trading platforms and suffered trading losses could also seek to rescind a transaction that Apifiny facilitated on the basis that it was conducted in violation of applicable law, which could subject Apifiny to significant liability. Apifiny may also be required to cease facilitating transactions in the listed digital asset other than via its licensed subsidiary, which could adversely impact Apifiny’s business, operating results and financial condition. Furthermore, if Apifiny removes any digital assets from trading on Apifiny’s platforms, such decision may be unpopular with users and may reduce Apifiny’s ability to attract and retain customers, especially if such assets remain traded on unregulated exchanges, which includes many of Apifiny’s competitors.

Further, if bitcoin, ether or any other listed digital asset is deemed to be a security under any U.S. federal or state law, foreign jurisdiction, or in a proceeding in a court of law or otherwise, it may have adverse consequences for such listed digital asset. For instance, all transactions in such supported crypto asset would have to be registered with the SEC or other foreign authority, or conducted in accordance with an exemption from registration, which could severely limit the liquidity, usability and transactability of such digital asset. Moreover, the networks on which such digital assets are utilized may be required to be regulated as securities intermediaries, and subject to applicable rules, which could effectively render the digital asset’s network impracticable for its existing purposes. Further, it could draw negative publicity and a decline in the general acceptance of the digital asset. Also, it may make it difficult for such supported digital asset to be traded, cleared and custodied as compared to other crypto assets that are not considered to be securities.

If Apifiny’s trading platforms are unable or slow to support more types of digital assets, Apifiny’s business, operating results and financial condition may be more severely impacted compared to a more mature exchange with diverse types of supported digital assets.

In order to support any additional types of digital assets, a variety of front- and back-end technical and development work is required to integrate such supported digital assets with Apifiny’s existing technical infrastructure. For certain digital assets, a significant amount of development work is required and there is no guarantee that Apifiny will be able to integrate successfully with any existing or future digital asset. Apifiny may also be slow or unable to support additional digital assets due to limitations imposed by laws and regulations relevant to its business and/or its third party service providers, including custody services.

If Apifiny is required to suspend or remove one or more supported digital assets from its platform for any reason, given that Apifiny only has and expects to have a limited range of supported assets at the launch of each of its trading platforms, such suspending or removing one or more digital assets would have a significantly bigger impact on Apifiny’s overall business operations and financial condition compared to a platform with a bigger range of supported digital assets. If for any reason Apifiny is unable or slow to list more assets, Apifiny’s business and operations may be more severely impacted relative to a more mature exchange with a more diverse digital asset offering.

A significant amount of the revenue generated by Apifiny’s mining and market-making business segments are from transactions in bitcoin. If the market for bitcoin deteriorates or if the price of bitcoin declines, Apifiny’s business, operations and financial condition may be adversely affected.

For the year ended December 31, 2021, Apifiny generated 61% of its revenue from its mining business segment, of which 100% was generated from mining bitcoin. Apifiny generated 39% of its revenue from its market-making business segment, of which approximately 78% was generated from transactions in bitcoin. Apifiny is thus particularly vulnerable to any deterioration in the market for or decline in the price of bitcoin.

The price of bitcoin is volatile and there are many risks and uncertainties that may adversely affect the price of bitcoin. The price of bitcoin is affected by the supply of new bitcoins available to be generated by bitcoin miners through mining rewards. The bitcoin network strictly enforces the total amount of bitcoins available to be mined at 21 million by the year 2140 through a predetermined schedule which employs block reward halving events, i.e. events that occur after a specific period of time that halve the block reward earned by a bitcoin miner. This reduction in the amount of bitcoins earned through mining is likely to increase the costs and thereby reduce the profitability of bitcoin miners, including Apifiny. Additionally, any industry-wide reduction in the rate at which new bitcoins are generated due to industry-wide disruptions to the bitcoin mining industry, including increased regulation or banning of mining operations, increased costs of electricity, real estate, internet access and other resources necessary to maintain hosting sites for mining machines or any other factors affecting the digital asset mining industry, would negatively impact Apifiny’s bitcoin mining segment and, as a whole, Apifiny’s business, operations and financial condition.

The identification of Satoshi Nakamoto, the pseudonymous person or persons who developed bitcoin, or the transfer of Satoshi’s bitcoins, could adversely affect Apifiny’s business, operations and financial condition.

Satoshi Nakamoto is the pseudonym used by the person or persons who developed the bitcoin network. Some believe that Satoshi’s anonymity is a key indicator of the decentralized nature of the bitcoin network, as the network is not under the control of a single individual or entity. If Satoshi were to be identified, the bitcoin network may no longer be regarded by the public as a decentralized network, which may result in a significant decrease in the demand for, and thereby price of, bitcoin. Furthermore, Satoshi Nakamoto was the first entity to mine bitcoin and currently owns over 1 million bitcoins, accounting for approximately 5% of the entire bitcoin supply. If bitcoins under Satoshi’s control are transferred or otherwise made available for public trading, the resultant increase in supply could cause a decrease in the price of bitcoin. Any decrease in the price of bitcoin due to these factors would negatively impact the revenues that Apifiny is able to generate from its market-making business segment, and may result in an adverse impact on Apifiny’s business, operations and financial condition.

The development and launch of Ethereum 2.0, including the migration of Ethereum to a proof-of-stake model, may have an adverse impact on Apifiny’s market-making business segment and Apifiny’s operations and financial condition may be adversely affected.

For the year ended December 2021, Apifiny generated 39% of its revenue from its market-making business segment, of which 17% was generated from transactions in ether. It is unclear what impact the development and launch of Ethereum 2.0 would have on the price of ether, bitcoins or other digital assets. For example, the migration of Ethereum to a proof-of-stake model may result in a decreased demand for digital assets that remain on a proof-of-work model, including bitcoin. This could be for a variety of reasons, including the increased transaction speed available through “sharding” on the Ethereum 2.0 blockchain (i.e. the sectioning of the Ethereum blockchain into parallel sections, enabling simultaneous processing of transactions), investor preference for the decreased energy consumption of the proof-of-stake model as compared to proof-of-work model, the increased scalability of a proof-of-stake model, the potential reduction of congestion and consequent reduction of transaction fees on the Ethereum 2.0 blockchain, or other factors that are difficult to predict. If the price of the digital assets listed on Apifiny’s trading platforms decreases or if customers no longer wish to trade the digital assets listed on Apifiny’s trading platforms as a result of the launch of Ethereum 2.0, Apifiny’s market-making business segment, and Apifiny’s business, operations and financial condition, would be adversely impacted.

A temporary or permanent blockchain “fork” to any digital asset listed on Apifiny’s trading platforms could adversely affect Apifiny’s business.

Blockchain protocols, including bitcoin and ethereum, are open source. Any user can download the software, modify it, and then propose that the bitcoin, ethereum or other blockchain protocols users and miners adopt the modification. When a modification is introduced and a substantial majority of users and miners consent to the modification, the change is implemented and the blockchain protocol networks remain uninterrupted. However, if less than a substantial majority of users and miners consent to the proposed modification, and the modification is not compatible with the software prior to its modification, the consequence would be what is known as a “fork” (i.e., “split”) of the impacted blockchain protocol network and respective blockchain, with one prong running the pre-modified software and the other running the modified software. The effect of such a fork would be the existence of two parallel versions of the bitcoin, Ethereum or other blockchain protocol network, as applicable, running simultaneously, but with each split network’s crypto asset lacking interchangeability.

Both bitcoin and Ethereum protocols have been subject to “forks” that resulted in the creation of new networks, including Bitcoin Cash ABC, Bitcoin Cash SV, Bitcoin Diamond, Bitcoin Gold, Ethereum Classic, and others. Some of these forks have caused fragmentation among platforms as to the correct naming convention for forked crypto assets. Due to the lack of a central registry or rulemaking body, no single entity can dictate the nomenclature of forked crypto assets, causing disagreements and a lack of uniformity among platforms on the nomenclature of forked crypto assets, and which results in further confusion to customers as to the nature of assets they hold on platforms. In addition, several of these forks were contentious and as a result, participants in certain communities may harbor ill will towards other communities. As a result, certain community members may take actions that adversely impact the use, adoption, and price of bitcoin, ether, or any of their forked alternatives.

Furthermore, hard forks can lead to new security concerns. For instance, when the Ethereum and Ethereum Classic networks split in July 2016, replay attacks, in which transactions from one network were rebroadcast on the other network to achieve “double-spending,” plagued platforms that traded Ethereum through at least October 2016, resulting in significant losses to some crypto asset platforms. Similar replay attacks occurred in connection with the Bitcoin Cash and Bitcoin Cash SV network split in November 2018. Another result of a hard fork is an inherent decrease in the level of security due to the splitting of some mining power across networks, making it easier for a malicious actor to exceed 50% of the mining power of that network, thereby making crypto assets that rely on proof-of-work more susceptible to attack, as has occurred with Ethereum Classic.

Future forks may occur at any time. A fork can lead to a disruption of networks and Apifiny’s information technology systems, cybersecurity attacks, replay attacks, or security weaknesses, any of which can further lead to temporary or even permanent loss of Apifiny’s assets. A fork may also lead to a loss of confidence in digital assets, a reduction in the demand for digital assets and/or a reduction in the demand for digital asset trading services, any or all of which may adversely affect Apifiny’s market-making business segment.

Apifiny’s products and services may be subject to bugs, technical defects and errors as well as service level disruptions, which can increase as Apifiny scales its services to a larger customer base.

Apifiny’s product and services may be subject to bugs, technical defects and errors, including errors in system algorithms, underlying smart-contracts, technical systems or system to blockchain data interfaces, which can potentially arise from unauthorized change or inadequate change control. Through the efforts to remediate such issues, Apifiny may be required to implement technical solutions that give rise to additional operational risks. This could include the need to develop automated trading features that may lead to accusations of market abuse and other legal and regulatory violations, which may result in enforcement actions and increased legal liability for Apifiny. Such errors or defects may delay or threaten the anticipated launch and/or lead to service level disruptions, which can increase as Apifiny scales its services to a larger user base. Service level disruptions can lead to poor user experience and may result in trading losses for both Apifiny and its customers, which can further result in loss of consumer confidence in Apifiny’s products and services, loss of customers and/or allegations and claims against Apifiny and regulatory investigations and/or enforcement actions, which can adversely impact Apifiny’s brand and reputation, as well as business, operating results, financial condition and share price.

As new product features or additional listed assets become available, Apifiny’s liquidity pools may not be sufficient to meet the needs of its customers.

The liquidity provided in Apifiny’s product, HEX, is sourced from liquidity pools. As new product features or additional listed assets become available, the liquidity provided on Apifiny’s HEX platform may not be sufficient to meet the needs of its customers. Apifiny sources part of the liquidity provided on Apifiny’s HEX platform from its customers by allowing participation in Apifiny’s liquidity pools. There is no guarantee that Apifiny’s customers will or will be able to contribute to all, or any, such liquidity pools at all times. The liquidity pools may be unable to provide liquidity in the amount and/or at the price that is satisfactory to meet the needs of its customers. The failure or inefficiency of Apifiny’s liquidity pools to provide satisfactory liquidity may result in higher trading prices of cryptocurrencies offered by Apifiny, decrease in trading volume and loss of customers, which may negatively impact the business operation of Apifiny.

Apifiny may not be able to adapt or respond to new products or services, list new digital assets or include them into its liquidity pools due to technical, legal, regulatory and/or resource constraints.

From time to time, Apifiny intends to offer new products and services. There are substantial risks and uncertainties associated with these efforts and Apifiny could invest significant capital and resources into such efforts. Regulatory requirements can affect whether initiatives are able to be brought to market in a manner that is timely and attractive to Apifiny’s customers. Initial timetables for the development and introduction of new products or services and price and profitability targets may not be met. New products or services may need to be initially launched on a limited basis prior to their full launch. In addition, Apifiny’s revenues and costs may fluctuate because new products and services generally require startup costs while revenues take time to develop, which may adversely impact Apifiny’s results of operations. Apifiny may not be able to adapt or respond to new products or services due to technical, legal, regulatory, resource constraints or other unforeseen factors and events.

As Apifiny operates and continuously develops its trading platforms and products, other digital asset exchanges connected to Apifiny may be unwilling or unable to maintain their connection with Apifiny. Apifiny is also vulnerable to changes in the terms of service, rules, policies or practices of connected digital asset exchanges that could adversely impact Apifiny’s business, operating results and financial condition.

The continued operation and success of Apifiny’s HEX and Apifiny Connect trading platforms are dependent on Apifiny’s ability to maintain its existing relationships with the digital asset exchanges connected to them and to develop new relationships with other digital asset exchanges. There is no guarantee that the digital asset exchanges that Apifiny is currently connected to, or will in the future connect to, through Apifiny’s trading platforms will maintain that connection and commercial relationship with Apifiny. In addition, Apifiny’s relationships with the connected digital asset exchanges through its trading platforms, including Apifiny’s HEX and Apifiny Connect products, are dependent on and remains subject to each connected digital exchange’s terms of service, rules, policies and practices as those may be revised from time to time. Apifiny is vulnerable to changes in such connected digital asset exchanges’ terms of service, rules, policies or practices, which can result in higher operating costs or may force Apifiny to change its own rules, policies or practices in order for Apifiny to maintain its connection and commercial relationships with these connected digital asset exchanges. At any time, any connected digital asset exchange may determine, without any action by Apifiny, that the services provided by Apifiny or its products are no longer consistent or in compliance with the terms of the connected digital asset exchange. The connected digital asset exchange may modify or terminate its connection and commercial relationship with Apifiny and its products, the result of which may result in financial losses to Apifiny and its customers and could adversely affect Apifiny’s brand, reputation, business, operations and financial condition.

Apifiny’s failure to safeguard and adequately custody its customers’ digital assets could adversely impact its business, operating results and financial condition.

Supported digital assets are not insured or guaranteed by any government or government agency. Apifiny has entered into contractual relationships with third parties to provide digital asset custody services to Apifiny’s customers (“custody contractors”). From time to time, both Apifiny and/or its custody contractors receive and hold funds, cryptocurrency and other digital assets for the benefit of Apifiny’s customers. Apifiny and its custody contractors’ abilities to manage and accurately safeguard these customer assets requires a high level of internal controls. As Apifiny’s business continues to grow and expand its product and service offerings, Apifiny must continue to strengthen its associated internal controls and ensure that its custody contractors do the same. Apifiny’s success and the success of its product offerings requires significant public confidence in Apifiny’s and its custody contractors’ ability to properly manage customers’ balances and handle large and growing transaction volumes and amounts of customer funds. In addition, Apifiny is dependent on its custody contractors’ operations, liquidity and financial condition for the proper maintenance, use and safekeeping of these customer assets. Any failure by Apifiny or its partners to maintain the necessary controls or to manage customer digital assets and funds appropriately and in compliance with applicable regulatory requirements could result in reputational harm, significant financial losses, lead customers to discontinue or reduce their use of its and its partners’ products and result in significant penalties and fines and additional restrictions, which could adversely impact its business, operating results and financial condition.

Apifiny deposits and transfers cash and digital assets on its customers’ behalf. Apifiny and its custody contractors are required to safeguard customers’ assets using applicable security “standards.” Apifiny’s security technology is designed to prevent, detect and mitigate inappropriate access to its systems, by internal or external threats. Apifiny intends to maintain administrative, technical and physical safeguards designed to comply with applicable legal requirements and industry standards. However, it is nevertheless possible that hackers, employees or service providers acting contrary to Apifiny’s and/or its service providers’ policies or agreements, or others, could circumvent these safeguards to improperly access Apifiny’s systems or documents, or the systems or documents of Apifiny’s business partners, agents or service providers and improperly access, obtain and/or misuse customer digital assets and funds. The methods used to obtain unauthorized access, disable or degrade service or sabotage systems are also constantly changing and evolving and may be difficult to anticipate or detect for long periods of time. Apifiny’s insurance coverage for such risks is limited and may not cover the full extent or nature of its liability, which may exceed the value of its assets. Apifiny’s ability to maintain insurance is also subject to the insurance carriers’ ongoing underwriting criteria. Any loss of customer cash or digital assets could result in a subsequent lapse in insurance coverage, which could cause a substantial business disruption, adverse reputational impact, inability to compete with its competitors and regulatory investigations, inquiries or actions. Additionally, transactions undertaken through its websites or other electronic channels may create risks of fraud, hacking, unauthorized access or acquisition and other deceptive practices.

Any security incident resulting in a compromise of customer assets could result in substantial costs to Apifiny and require Apifiny to notify impacted individuals, and in some cases regulators, of a possible or actual incident, expose Apifiny to regulatory enforcement actions, including substantial fines, limit its ability to provide services, subject Apifiny to litigation, significant financial losses, damage its reputation and adversely affect its business, operating results, financial condition and share price.

The success of Apifiny’s mining business segment is dependent on Apifiny’s ability to maintain its miners at the current or better level of productivity and efficiency, at economically favorable prices. If Apifiny’s mining business segment is adversely impacted, Apifiny’s business, operating results and financial condition may be adversely affected.

The financial performance of Apifiny’s mining segment is dependent on Apifiny’s mining machines operating at certain productivity and efficiency levels. Mining machines are subject to typical wear and tear and may require extensive repairs, break or operate at sub-optimal efficiency, which may adversely affect the amount of bitcoin mined and earned by Apifiny.

Furthermore, Apifiny may be unable to maintain the same or better level of productivity and efficiency of its miners due to factors beyond its control, including due to any variation in price and terms of the hosting agreement with Apifiny’s third-party hosting service provider.

OnWatt Inc. (“OnWatt”) was Apifiny’s sole third-party hosting service provider, by virtue of their hosting agreement (“OnWatt Hosting Agreement”), until April 14, 2022 when the OnWatt Hosting Agreement was terminated due to pricing considerations. Apifiny entered into a hosting agreement dated April 1, 2022 (“Ritzer Hosting Agreement”) with Ritzer Group LLC and RPNY Holdings, LLC (both referred as “Ritzer”), which took effect on April 20, 2022.

Apifiny’s mining segment is subject to a risk of single-point failure because Apifiny currently uses only one third-party service provider to house, provide electricity and internet access, set up and help operate Apifiny miners. Although there may be few days when both the OnWatt Hosting Agreement and Ritzer Hosting Agreement were in place, those days were solely to ensure the timely and efficient transfer of the miners from the OnWatt hosting facility to the Ritzer hosting facility. Should there be any breach, variation or termination of the Ritzer Hosting Agreement, and if Apifiny is unable to immediately find alternative hosting partners at reasonable cost or if hosting costs increase significantly, Apifiny’s business operations and financial performance may be suddenly and adversely affected. Furthermore, the success of Apifiny’s mining segment is contingent upon Apifiny’s and/or its sole third party hosting provider’s ability to secure a continuous source of electric power at economically favorable prices. If electricity costs increased significantly, the expenses and profitability of Apifiny’s mining segment would be affected.

A material number of miners used in Apifiny’s mining segment are concentrated in the same geographic location and are thus subject to the risk of theft, local restrictions or disruptions to the electricity supply, including but not limited to the occurrence of severe weather conditions and/or natural disasters affecting Apifiny’s mining site, and/or local government restrictions that restrict Apifiny’s ability to operate its mining segment. If any or all of these conditions arise, Apifiny’s business, operating results and financial condition may be adversely impacted.

Apifiny’s mining segment is subject to the risks of theft, severe weather conditions and natural disasters, including severe heat, winter weather events, earthquakes, fires, floods, hurricanes, as well as power outages and other industrial incidents, any of which could result in system failures, power supply disruptions and other interruptions that could harm Apifiny’s business.

As of April 1, 2022, Apifiny has secured hosting for 55% of Apifiny’s miners at Ritzer’s hosting facility located in Rouses Point, New York. Apifiny will thus be particularly vulnerable to specific disruptions affecting Ritzer’s hosting facility in Rouses Point or disruptions in New York state generally. Apifiny is not aware of any significant disruption to Ritzer’s hosting facility that has occurred in the past and Apifiny has not experienced any power outages or other disruptions to Apifiny’s miners during the current term of the Ritzer Hosting Agreement. However, power supply disruptions may occur at any time in the future.

As of April 1, 2022, 45% of Apifiny’s miners are stored at Apifiny’s repair center, located in College Station, Texas, while Apifiny explores alternate hosting options. Given the concentration of Apifiny miners in two locations, Apifiny is particularly vulnerable to the risk of loss of those miners due to theft, damage to the repair center, extreme heat or natural disasters, including but not limited to localized incidents occurring in Texas.

Furthermore, government regulators, including local permitting officials, may restrict Apifiny’s ability to set up and maintain bitcoin mining operations in certain locations. Government regulators can also restrict the ability of electricity suppliers to provide electricity to mining operations in times of electricity shortage, or may otherwise potentially restrict or prohibit the provision of electricity to mining operations. For example, in 2018, the board of commissioners of Chelan County Public Utility District in Washington voted to stop reviewing applications for mining facilities following a review of the impact of existing operations. Apifiny is not aware of the existence of any such restrictions in Apifiny’s existing mining locations. However, new ordinances and other regulations at the federal, state and local levels that may be introduced at any time that may restrict or make illegal the supply of electricity to bitcoin mining operations, which would adversely impact Apifiny’s business, operating results and financial condition.

Apifiny’s mining operations could be materially adversely affected by power outages and similar disruptions caused by natural or governmental factors. Given the power requirements for Apifiny’s mining equipment, it is not feasible to run Apifiny’s miners on back-up power generators in the event of a government restriction on electricity or a power outage. Additionally, Apifiny may be unable to find alternative mining locations due to geographical restrictions on the availability and cost of electricity. If Apifiny’s mining segment is unable to receive adequate power supply for any reason, Apifiny may be forced to reduce or shut down its mining operations due to the unavailability or cost of electrical power, which would have a material adverse effect on the business, prospects, financial condition, and operating results of Apifiny and its mining segment.

Due to the energy-intensive nature of bitcoin mining activities, Apifiny’s miners may have a negative environmental impact. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to bitcoin mining operations, including a full or partial ban on bitcoin mining operations, which may adversely impact Apifiny’s business, operating results and financial condition.

Mining bitcoin consumes significant amounts of electrical power and electricity costs are expected to account for a significant portion of the overall costs of Apifiny’s mining segment. The consumption of electricity by mining operators such as Apifiny may have a negative environmental impact, including contribution to climate change, which could set public opinion against allowing the use of electricity for bitcoin mining activities or create a negative consumer sentiment and perception of bitcoin, specifically, or cryptocurrencies, generally. This, in turn, could lead to governmental measures restricting or prohibiting cryptocurrency mining or the use of electricity for bitcoin mining activities. Any such development in the jurisdictions where Apifiny currently operates could increase Apifiny’s compliance burdens and have a material adverse effect on Apifiny’s mining segment, prospects, financial condition and operating results. Government regulators in other countries may also ban or substantially limit their local cryptocurrency mining activities, which could have a material effect on Apifiny’s supply chains for mining equipment or services and the price of bitcoin. For example, on September 24, 2021, the Chinese government declared that all digital currency-related business activities are illegal, effectively banning mining and trading in cryptocurrencies, including bitcoin. Apifiny cannot anticipate all the ways in which this regulatory action and any additional restrictions could adversely impact Apifiny’s industry and business. If further regulation or government action follows, for example, in the form of prohibition on production or exports of the mining equipment, it is possible that Apifiny’s industry may be severely affected. Should any disruptions to the China-based global supply chain for cryptocurrency hardware occur, such as, for example, as result of worsening of the U.S. trade relations with China, including imposition of new tariffs, trade barriers and bilateral trade frictions, Apifiny may not be able to obtain adequate equipment from the manufacturer on a timely basis. Such events could have a material adverse effect on Apifiny’s business, prospects, financial condition and operating results.

The loss, destruction or mismanagement of private keys required to access any digital assets held in custody for Apifiny’s own account or for its customers may be irreversible. If Apifiny is unable to access its private keys or if Apifiny experiences a hack or other data loss relating to its ability to access any digital assets, it could cause regulatory scrutiny, reputational harm and other losses.

Digital assets are generally controllable only by the possessor of the unique private key(s) relating to the digital wallet in which the digital assets are held. While blockchain protocols typically require public addresses to be published when used in a transaction, private keys must be safeguarded and kept private in order to prevent a third party from accessing the digital assets held in such a wallet. To the extent that any of the private keys relating to Apifiny’s or its customers’ wallets containing digital assets held for Apifiny’s own account or for its customers is lost, destroyed or otherwise compromised or unavailable, and no backup of the private key is accessible, Apifiny will be unable to access the digital assets held in the related wallet. Further, Apifiny cannot provide assurance that the wallets of its custody contractors and/or third-party service providers will not be hacked or compromised. Digital assets and blockchain technologies have been, and may in the future be, subject to security breaches, hacking or other malicious activities. Any loss of private keys relating to, or hack or other compromise of, digital wallets used to store its customers’ digital assets could adversely affect its customers’ ability to access or sell their digital assets and may result in losses for its customers and subject Apifiny to significant financial losses in addition to losing customer trust in Apifiny and its products as well as potential legal and regulatory liabilities. As such, any loss of private keys due to a hack, employee or service provider misconduct or error or other compromise by third parties could hurt its brand and reputation, result in significant losses and adversely impact its business, financial condition, operating results and share price. The total value of digital assets in its possession and control is significantly greater than the total value of insurance coverage that would compensate Apifiny in the event of theft or other loss of funds.

Apifiny and its service providers’ custody services, and any blockchain technology on which such services rely, may be the target of cyber-attacks or may contain exploitable flaws in their underlying code, which may result in security breaches and the loss or theft of digital assets that are held or deposited.

Apifiny and its service providers’ custody services, the services’ structural foundation and the software applications and other interfaces or applications upon which these services rely (including blockchain technology) are unproven and there can be no assurances that the custody services are or will be fully secure, which may result in a complete loss of investors’ digital assets and an unwillingness of market participants to access, adopt and utilize digital assets or the custody services. Examples of the above include, but are not limited to:

•        a cyber-attack causing a customer withdrawal instruction or a withdrawal address being altered;

•        a customer receiving an incorrect deposit address;

•        hardware failures delaying or preventing deposits and withdrawals;

•        the tampering or spoofing of customer instructions and materials;

•        deposit addresses being incorrectly stored;

•        the hacking or unavailability of customer portals rendering customers unable to access their account;

•        vulnerabilities within the applicable blockchain code arising or the blockchain being manipulated by a malicious actor;

•        attacks on third party technology supplier infrastructure, such as cloud providers;

•        a cyber-attack causing the individual to lose otherwise valid credentials;

•        the tampering with laptop codes to cause withdrawals to incorrect withdrawal addresses; and

•        bad acts by employees, third-party service providers and others.

While Apifiny’s custody services will take steps to ensure that the custody services are secure and protected against such incidents, no assurance can be given that the custody services are or will be fully secure and protected from attack and any failure in this regard could result in enforcement actions, litigation, significant costs being incurred, fines and other penalties, as well as adversely affect Apifiny’s reputation, business, financial condition and results of operations and share price. The impact of such attacks could also seriously curtail the utilization of digital assets and cause a decline in the broader market price of the affected digital assets.

Apifiny and its service providers’ custody services are subject to an evolving regulatory landscape. Any adverse regulatory changes, or Apifiny’s inability to comply with such regulatory changes, to any laws and regulations could adversely affect Apifiny’s business, prospects, financial condition or operations.

Apifiny is reliant on its service providers’ custody services to facilitate trading on Apifiny’s platforms. Currently, Apifiny believes that its custody mechanics are compliant with existing laws and regulations on custody of cryptocurrencies. However, such laws and regulations are subject to change. For example, in April 2021, the SEC issued a statement on the custody of digital asset securities by special purpose broker-dealers, stating that a broker-dealer operating under the circumstances set forth in the statement will not be subject to an SEC enforcement action for a period of five years from the publication of the statement. Any future laws or regulations relating to the custody of digital assets may result in increased compliance costs for Apifiny and/or its custody service providers, or may require Apifiny and/or its custody service providers to adjust their custody practices, which may adversely affect Apifiny’s business, prospects, financial condition or operations.

The storage and custody of digital assets that Apifiny and its service providers may potentially acquire or hold in the future on behalf of Apifiny’s customers are subject to risk of loss due to cybersecurity breaches and adverse software events.

In addition to the risk of a private key loss, the storage and custody of Apifiny customers’ digital assets are also subject to risks from cybersecurity breaches and adverse software events. Apifiny has established processes to manage custody of its customer’s funds and the relationship between Apifiny and its third-party custody service providers. For more information, see “Information About Apifiny — Infrastructure and Custody” and “Risk Factors — Risks Related to Apifiny’s Business — The loss, destruction or mismanagement of private keys required to access any digital assets held in custody for Apifiny’s own account or for its customers may be irreversible. If Apifiny is unable to access its private keys or if Apifiny experiences a hack or other data loss relating to its ability to access any digital assets, it could cause regulatory scrutiny, reputational harm and other losses.”

Apifiny and its customers may use software programs that hold digital assets called “wallets” to facilitate custody and transfer of digital assets on Apifiny’s systems and trading platforms. These wallets may be in the form of “hot wallets” or wallets that are in “cold storage.” A “hot wallet” refers to any cryptocurrency wallet that is connected to the Internet. Generally, hot wallets are easier to set up and access than wallets in “cold storage,” but hot wallets are also more susceptible to hackers and other technical vulnerabilities. A wallet in “cold storage” refers to any cryptocurrency wallet that is not connected to the Internet. Cold storage is generally more secure than hot storage, but is not ideal for quick or regular transactions as it requires time to move the digital assets out of storage and onto a trading platform.

To facilitate trading of digital assets on Apifiny’s trading platforms, Apifiny does not use cold storage to store its or its customers’ digital assets. For all of Apifiny’s trading platforms, customer digital asset deposits and withdrawals are made strictly through hot wallets. Hot wallet assets are segregated across multiple self-managed hot wallets. Apifiny has a specialized wallet architecture that aims to secure customer and proprietary assets to the greatest extent possible. Apifiny’s hot wallets are built on Fireblocks’ infrastructure and are used as a passthrough when a customer deposits assets into connected exchanges within Apifiny’s trading platforms. These hot wallets serve as a passthrough where the funds stay for a negligible amount of time before going into a connected exchange’s wallet system. Most funds are secured on connected exchanges, where the distribution of funds between hot/cold wallet are determined by the connected exchanges. Apifiny customers had the option to store inactive funds in Etana Trust Company (“Etana”), pursuant to that custodian agreement dated September 1, 2021 entered into by Apifiny and Etana (“Etana Custodian Agreement”). None of Apifiny’s customers has chosen to store their inactive funds in Etana, and Apifiny’s Etana account was closed as of April 12, 2022. Apifiny is currently exploring alternative custody service providers for the inactive funds of Apifiny customers. For more information on Apifiny’s relationship with Fireblocks and Etana, please see “Information About Apifiny — Suppliers and Service Providers — Custody and Digital Asset Storage Agreements.”

The digital assets should be recognized on the financial statements of the entity that has control over the digital assets; recognizing both an asset and offsetting liability. The customer digital assets are held in Apifiny sub-accounts at the various digital exchanges and Apifiny has legal control over the customers digital assets. Apifiny records customers’ digital assets on its balance sheet as “Digital Assets held for Customer and Digital Assets due to Customers.” per ASC 606-10-25-14: Identify the Performance Obligation in the contract. At contract inception, an entity shall assess the goods or services promised in a contract with a customer and shall identify as a performance obligation each promise to transfer to the customer a good or service (or a bundle of goods or services) that is distinct. Apifiny has met the performance obligation of maintaining control over the digital currency of its customers.

To store and move customer funds, Apifiny uses third-party custodial wallets, hot wallets or may rely on other options that may develop in the future. There can be no assurance that such services will be as or more secure than cold storage or other alternatives. Human error and the constantly evolving state of cybercrime and hacking techniques may render present security protocols and procedures ineffective in ways which Apifiny cannot predict. Apifiny verifies the existence of digital assets held by third-party custodians as part of Apifiny’s daily operations, in addition to monthly, quarterly and annual close. These numbers are verified, reviewed and audited by Apifiny’s external auditors. In addition, no insurance provider has inspection rights over the digital assets held in storage. However, regardless of the storage method, the risk of damage to or loss of Apifiny’s or its customers’ digital assets cannot be wholly eliminated. If Apifiny’s security procedures and protocols are ineffective and Apifiny’s or its customers’ cryptocurrency assets are compromised by cybercriminals, Apifiny may not have adequate recourse, including insurance coverage, to recover

Apifiny’s or its customers’ losses stemming from such compromise. A security breach could also harm Apifiny’s reputation. A resulting perception that Apifiny’s custody procedures do not adequately protect its customers’ digital assets could have a material adverse effect on Apifiny’s business, prospects, financial condition and operating results.

Any strategic investments that Apifiny makes or enters into could require significant management attention, disrupting the business and harming its financial condition.

Apifiny may merge, acquire or form partnerships or joint ventures with other companies to add specialized employees, products, services, licenses or technologies. Apifiny may not be able to find other suitable acquisition and investment candidates and Apifiny may not be able to complete acquisitions or make investments on favorable terms, if at all. In some cases, the costs of such acquisitions may be substantial and there is no assurance that Apifiny will receive a favorable return on investment for Apifiny’s acquisitions. Apifiny has recently dissolved its variable interest entity structure in China and may in the future be required to write off acquisitions or investment. Moreover, Apifiny’s future acquisitions may not achieve Apifiny’s goals and any future acquisitions Apifiny completes could be viewed negatively by customers, developers, advertisers or investors. In addition, if Apifiny fails to successfully close or integrate any acquisitions or integrate the products or technologies associated with such acquisitions into Apifiny, Apifiny’s net revenue and operating results could be adversely affected. Apifiny’s ability to acquire and integrate companies, products, services, licenses or technologies in a successful manner is unproven. Any integration process may require significant time and resources and Apifiny may not be able to manage the process successfully, including successfully securing regulatory approvals which may be required to close the transaction and/or to continue to operate the target’s business or products in a manner that is useful to Apifiny. Apifiny may not successfully evaluate or utilize the acquired products, services, technology or personnel or accurately forecast the financial impact of an acquisition transaction, including accounting charges. Apifiny may have to pay cash, incur debt or issue equity securities to pay for any such acquisition, any of which could adversely affect Apifiny’s financial results. The sale of equity or issuance of debt to finance any such acquisitions could result in dilution to Apifiny’s stockholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede Apifiny’s ability to manage its operations.

Risks Related to Apifiny Becoming a Public Company After the Business Combination

Apifiny does not have experience operating as a U.S. public company and may not be able to adequately develop and implement the governance, compliance, risk management and control infrastructure and culture required for a public company, including compliance with the Sarbanes Oxley Act.

Apifiny does not have experience operating as a U.S. public company. Some of Apifiny’s proposed executive officers have only limited experience in managing a U.S. public company, which makes their ability to comply with applicable laws, rules and regulations uncertain. Apifiny’s failure to comply with all laws, rules and regulations applicable to U.S. public companies could subject Apifiny or its management to regulatory scrutiny or sanction, which could harm its reputation and share price.

Prior to becoming a U.S. reporting company, Apifiny has not previously been required to prepare or file periodic and other reports with the SEC or to comply with the other requirements of U.S. federal securities laws applicable to public companies. Apifiny has not previously been required to establish and maintain the disclosure controls and procedures and internal controls over financial reporting applicable to a public company in the United States, including Sarbanes-Oxley. Although Apifiny is in the process of developing and implementing its governance, compliance, risk management and control framework and culture required for a public company, Apifiny may not be able to meet the requisite standards expected by the U.S. regulators and/or its investors. Apifiny may also encounter errors, mistakes and lapses in processes and controls resulting in failure to meet the requisite standards expected of a public company.

As a U.S. reporting company, Apifiny will incur significant legal, accounting and other expenses. Compliance with reporting, internal control over financial reporting and corporate governance obligations from which foreign private issuers are not exempt may require members of its management and its finance and accounting staff to divert time and resources from other responsibilities to ensure these additional regulatory requirements are fulfilled and may increase Apifiny’s legal, accounting, insurance and compliance costs. Apifiny cannot predict or estimate the amount of additional costs it may incur or the timing of such costs.

If it fails to adequately implement the required governance and control framework and culture, Apifiny can be more at risk of failing to comply with significant rules or requirements associated with being a public company. Such failure could result in the loss of investor confidence and could harm Apifiny’s reputation and cause the market price of Apifiny’s securities to decline. Other challenges in complying with these regulatory requirements may arise because Apifiny may not be able to complete its evaluation, testing and any required remediation in a timely fashion. In addition, any current or future controls may be considered as inadequate due to changes or increased complexity in regulations, operating environment or other reasons.

Due to inadequate governance and internal control policies, misstatements or omissions due to error or fraud may occur and may not be detected, which could result in failures to make required filings in a timely manner and make filings containing incorrect or misleading information. Any of these outcomes could result in SEC enforcement actions, monetary fines or other penalties, litigations, damage to Apifiny’s reputation, business, financial condition, operating results and share price.

As a “controlled company,” Apifiny can rely on exemptions from certain corporate governance requirements that provide greater protection to stockholders of other companies.

Upon Closing, TipTop will beneficially own Common Stock and Series A Preferred Stock (if Proposal No. 2A is approved) with a substantial majority of Apifiny’s voting power. Haohan Xu, who is anticipated to be the Combined Company’s Chief Executive Officer and Chairperson of the Board, is expected to continue holding the voting power with respect to all of the shares of TipTop and may be deemed to have beneficial ownership of the securities held of record by TipTop after Closing and therefore will control the Combined Company. For more information about TipTop, see “Security Ownership of Certain Beneficial Owners and Management.” As a result, Apifiny will be a “controlled company” within the meaning of the Nasdaq listing rules. Under these rules, a listed company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and will be permitted to elect to not comply with certain corporate governance requirements, including the requirement that a majority of the board of directors consist of independent directors, the requirement that the nominating committee is composed entirely of independent directors and the requirement that the compensation committee is composed entirely of independent directors.

As a result of Apifiny’s “controlled company” status, Apifiny’s securityholders may be afforded less protection under the Nasdaq listing rules and SEC regulations than other public companies.

Apifiny may not be able to consistently comply with all of Nasdaq’s Listing Rules.

As a public company, Apifiny will be subject to Nasdaq listing rules. If it fails to meet the requirements of the applicable listing rules, such failure may result in Apifiny not being listed by the Nasdaq, suspension of trading of its shares or delisting in the future. This may further result in legal or regulatory proceedings, fines and other penalties, legal liability for Apifiny, inability for Apifiny’s stockholders to trade their shares and negatively impact Apifiny’s share price, reputation and public perception, operations and financial position, as well as its ability to conduct future fundraising activities, whether in or outside of the United States.

If Apifiny is unable to remediate material weaknesses in its internal control over financial reporting that it identifies or otherwise fails to maintain an effective system of internal controls, it may not be able to accurately or timely report its financial condition or results of operations.

In auditing Apifiny’s consolidated financial statements for the year ended December 31, 2020, two material weaknesses were identified related to (i) insufficient monitoring controls over financial closing and reporting procedures and (ii) a lack of proper policies and procedures for related party transactions. In auditing Apifiny’s consolidated financial statements for the year ended December 31, 2021, both of the aforementioned material weaknesses were repeated and an additional material weakness was identified related to a lack of qualified technical resources to properly evaluate significant and complex transactions in accordance with GAAP and SEC regulations. Apifiny is working with a global accounting firm that has provided a gap analysis to assist with implementing new processes, controls or policies, and any associated training.

In the future, Apifiny may subsequently identify additional material weaknesses with, or in the effectiveness of, its internal controls. Apifiny’s failure to correct the material weaknesses or failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in its financial statements and could also impair its ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis, which could cause investors to lose confidence in its reported financial information, which may result in volatility in and a decline in the market price of Apifiny securities.

Upon Closing, Apifiny will become a wholly owned subsidiary of Abri. Prior to the filing of the registration statement of which the proxy statement/prospectus is a part, Apifiny was not subject to the Sarbanes-Oxley Act and Section 404 thereof will require that Apifiny include a report from management on the effectiveness of its internal control over financial reporting in its annual report on Form 10-K. It may take Apifiny time to develop the requisite internal control framework. Apifiny’s management may conclude that its internal control over financial reporting is not effective, or the level at which Apifiny’s controls are documented, designed, operated or reviewed is not adequate and may result in Apifiny’s independent registered public accounting firm issuing a report that is qualified. In addition, the reporting obligations may place a significant strain on Apifiny’s management, operational and financial resources and systems for the foreseeable future. Apifiny may be unable to complete its evaluation testing and any required remediation in a timely manner.

During the course of documenting and testing Apifiny’s internal control procedures, in order to satisfy the requirements of Section 404, Apifiny may subsequently identify weaknesses and deficiencies in its internal control over financial reporting. In addition, if Apifiny fails to maintain the adequacy of its internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, it may not be able to conclude on an ongoing basis that it has effective internal control over financial reporting in accordance with Section 404. If Apifiny fails to achieve and maintain an effective internal controls environment, it could result in material misstatements in its financial statements and a failure to meet its reporting obligations, which may cause investors to lose confidence in its reported financial information. This could in turn limit its access to capital markets and harm its results of operations. Apifiny may also be required to restate its financial statements from prior periods if such weaknesses and deficiencies are identified. Additionally, ineffective internal control over financial reporting could expose it to increased risk of fraud or misuse of corporate assets and subject it to potential delisting from the stock exchange on which it lists, regulatory investigations and civil or criminal sanctions, all of which could adversely impact Apifiny’s reputation, business, results of operations, financial condition and share price.

Industry data, projections and estimates relied upon by Apifiny are inherently uncertain, subject to interpretation and may not have been independently verified.

Information concerning Apifiny’s industry and the markets in which Apifiny intends to operate is obtained from independent industry and research organizations and other third-party sources. Industry projections and estimates are derived from publicly available information released by independent industry analysts and third-party sources. Apifiny has not independently verified any such third-party information. In addition, projections, assumptions and estimates of the future performance of the industry in which Apifiny operates are subject to uncertainty and risk due to a variety of factors. As a result, inaccuracies in third-party information or in the projects may lead to adverse impact on assumptions that are relied upon for internal business planning and analysis purposes.

TipTop is a majority stockholder of Apifiny. Haohan Xu holds the voting power with respect to all of the shares of TipTop and may be deemed to have beneficial ownership of the securities held of record by TipTop. The concentration of ownership and voting power may affect the market demand for Apifiny shares.

Upon closing of the Business Combination, TipTop will hold a majority of Apifiny’s voting equity even if its equity ownership declines below a majority. TipTop will hold approximately 84.5% of Apifiny’s voting equity if the Designation of Series A Preferred Stock Proposal is approved or approximately 52.6% of Apifiny’s voting equity if the Designation of Series A Preferred Stock Proposal is not approved. Haohan Xu, who is anticipated to be the Combined Company’s Chief Executive Officer and Chairperson of the Board, is expected to continue holding the voting power with respect to all of the shares of TipTop and may be deemed to have beneficial ownership of the securities held of record by TipTop after Closing and will therefore control the Combined Company. For more information about TipTop, see “Security Ownership of Certain Beneficial Owners and Management.”

As a consequence of TipTop maintaining such holding and Haohan Xu having the voting power with respect to all of these shares, TipTop (through Haohan Xu) will have substantial influence over Apifiny’s business, including decisions regarding mergers, consolidations, the sale of all or substantially all of its assets, election of directors, declaration of dividends and other significant corporate actions. As the controlling stockholder, TipTop (through Haohan Xu) may take actions that are not in the best interests of Apifiny’s other stockholders. These actions may be taken in many cases even if they are opposed by Apifiny’s other stockholders. In addition, this concentration of ownership may discourage, delay or prevent a change in control which could deprive stockholders of an opportunity to receive a premium to the trading price for the shares as part of a sale of Apifiny.

Material adverse incidents associated with TipTop may adversely impact Apifiny’s reputation, business and financial position and share price.

Significant negative news, adverse legal or regulatory findings, material litigation, reputational damage and other material adverse developments associated with TipTop may also adversely impact Apifiny’s reputation, business and financial position and share price.

The price of Apifiny’s share price may be volatile.

The price of Apifiny’s shares may fluctuate due to a variety of factors. Particularly, Apifiny’s shares may be volatile due to (i) fluctuation in the price of digital assets carried on its balance sheet and (ii) fluctuation in revenue, which could be both positively and negatively affected by increased or decreased trading levels on Apifiny’s trading platforms in response to variations in price.

In addition, Apifiny’s shares may fluctuate due to other factors, including:

•        the number of Apifiny’s shares publicly owned and available for trading;

•        overall performance of the equity markets or publicly-listed cryptocurrency exchange companies;

•        Apifiny’s actual or anticipated operating performance and the operating performance of its competitors;

•        changes in the projected operational and financial results Apifiny provides to the public or its failure to meet those projections;

•        failure of securities analysts to initiate or maintain coverage of Apifiny, changes in financial estimates by any securities analysts who follow its company or its failure to meet the estimates or the expectations of investors;

•        any major change in the board of directors, management or key personnel;

•        rumors and market speculation involving Apifiny or other companies in the industry;

•        announcements by Apifiny or its competitors of significant innovations, new products, services, features, integrations or capabilities, acquisitions, strategic investments, partnerships, joint ventures or capital commitments;

•        changes in or losses of counterparty relationships considered important to support the business operations of Apifiny;

•        market perception about whether Apifiny’s listing is successful;

•        the impact of a securities or industry analysts issuing an adverse or unfavorable opinion regarding Apifiny’s business or not publishing research or publishing unfavorable research about its business; and

•        other events or factors, including those discussed elsewhere in these risk factors or those resulting from COVID-19, war, incidents of terrorism or responses to these events.

If Apifiny’s share price falls, it may not be able to successfully leverage its listed status to grow its business and operations or attract additional capital investments in the future. This may adversely affect Apifiny’s reputation, financial condition and business and its ability to attract and retain customers.

The prominence of being a publicly listed company operating a regulated exchange and consequent disclosure obligations may increase any adverse impact on Apifiny’s reputation, its operations and ability to attract and retain customers.

Unlike a private company that is subject to less public attention and regulatory obligations, the prominence of being a publicly listed company operating a regulated exchange and consequent disclosure obligations may increase the impact of any financial and non-financial risks on Apifiny. Apifiny intends to market its product and services to its investors and therefore there may be an overlap between Apifiny’s customer base and its investor base. If a material adverse event associated with Apifiny occurs, Apifiny’s reputation, its ability to attract and retain customers, its business operations and financial condition and share price may be more adversely impacted than that of a private company.

Apifiny’s Financial Risks

Apifiny’s strategy and focus on delivering high-quality, compliant, easy-to-use and secure cryptocurrency-related financial services may not maximize short-term or medium-term financial results.

Apifiny has taken, and expects to continue to take, actions that it believes to be in the best interests of its potential customers and the long-term interests of its business, even if those actions do not necessarily maximize short-term or medium-term results. These may include expending significant managerial, technical, compliance and legal efforts on complying with laws and regulations that are applicable to products and services and ensuring that products are secure. Apifiny’s public and regulated status may also limit its ability to expand its product and services offerings or extend such offerings to certain markets and locations, which may result in Apifiny missing material opportunities to generate revenue. Apifiny also intends to focus on driving long-term engagement with customers through innovation and developing new products and technologies. These decisions may not be consistent with the short-term and medium-term expectations of Apifiny’s stockholders and may not produce the long-term benefits that are expected, which could have an adverse effect on Apifiny’s business, operating results and financial condition.

Apifiny expects its operating expenses to increase in the foreseeable future and may not be able to achieve profitability or achieve positive cash flow from operations on a consistent basis, if at all.

Apifiny anticipates that its operating expenses will increase substantially in the foreseeable future as Apifiny continues to hire additional employees, expand its sales and marketing efforts, develop additional products and services and expand its international business. Moreover, Apifiny expects to incur significant legal, accounting, advisory and other expenses, including substantially higher costs to obtain and maintain director and officer liability insurance, as a result of becoming a public company. This may prove more expensive than Apifiny currently anticipates and Apifiny may not succeed in increasing its revenue sufficiently to offset these higher expenses. Apifiny’s revenue growth may slow or its revenue may decline for a number of other reasons, including reduced demand for its offerings, increased competition, increased cost of regulatory compliance, a decrease in the growth or size of the industry in which Apifiny operates or any failure to capitalize on growth opportunities. Any failure to increase its revenue could prevent Apifiny from achieving profitability. Apifiny cannot be certain that its business will be able to achieve profitability or achieve positive operating cash flow on any quarterly or annual basis. If Apifiny is unable to effectively manage these risks and difficulties as Apifiny encounters them, its business, operating results and financial condition may suffer.

Apifiny’s operating results may significantly fluctuate due to the highly volatile nature of the digital asset industry and factors outside of Apifiny’s control.

The majority of Apifiny’s proposed sources of revenue are dependent on digital assets and the broader digital asset industry. Due to the highly volatile nature of the digital asset industry and the prices of digital assets, Apifiny’s operating results may fluctuate significantly from quarter to quarter in accordance with market sentiments and movements in the broader digital asset industry. Apifiny’s operating results may continue to fluctuate significantly as a result of a variety of factors, many of which are unpredictable and in certain instances are outside of its control, including:

•        Apifiny’s dependence on digital asset trading activity, including trading volume and the prevailing trading prices for digital assets, whose trading prices and volume can be highly volatile;

•        the fluctuation of the value of cryptocurrencies and Apifiny’s revenue due to market volatility;

•        Apifiny’s ability to attract, maintain and grow a customer base and engage its future customers;

•        Apifiny’s ability to diversify and grow product and service offerings, generate revenue and remain competitive in a rapidly innovating and expanding industry;

•        adding and removing of digital assets on Apifiny’s platforms;

•        the dominance of certain type of cryptocurrency such as bitcoin over other types of cryptocurrencies;

•        pricing for Apifiny’s products and services;

•        the continued growth of the cryptocurrency investor community due to factors outside of Apifiny’s control;

•        investments Apifiny makes in the development of products and services as well as technology offered to its partners, international expansion and sales and marketing;

•        Apifiny’s ability to develop and maintain important counterparty and supplier service relationships;

•        macroeconomic conditions;

•        changes in the legislative or regulatory environment or actions by governments or regulators, including fines, orders or consent decrees;

•        regulatory changes that impact Apifiny’s ability to offer certain products or services;

•        adverse legal proceedings or regulatory enforcement actions, judgments, settlements or other legal proceeding and enforcement-related costs;

•        the development and introduction of existing and new products and services by Apifiny or its competitors;

•        increases in operating expenses that Apifiny expects to incur to grow and expand its operations and to remain competitive;

•        system failure or outages, including with respect to Apifiny’s platforms and third-party networks;

•        failure of Apifiny infrastructure to respond to network events such as forks or airdrops with respect to supported digital assets;

•        breaches of security or privacy;

•        inaccessibility of Apifiny’s products or services due to its or third-party actions; and

•        Apifiny’s ability to attract and retain talent.

As a result of these factors, it is difficult for Apifiny to forecast growth trends accurately and its business and future prospects are difficult to evaluate, particularly in the short term. In view of the rapidly evolving nature of Apifiny’s business and the digital asset industry, period-to-period comparisons of Apifiny’s operating results may not be meaningful and stockholders should not rely upon them as an indication of future performance. Quarterly and annual expenses reflected in Apifiny’s financial statements may be significantly different from historical or projected rates. Apifiny’s operating results in one or more future quarters may fall below the expectations of securities analysts and investors. As a result, the trading price of Apifiny’s share price may increase or decrease significantly.

Latency in confirming transactions on a network could result in a loss of confidence in the network, which could have a material adverse effect on Apifiny’s business, financial condition and results of operations.

Latency in confirming transactions on a network can be caused by a number of factors, such as transaction processors ceasing to support the network and/or supporting a different network. To the extent that any transaction processors cease to record transactions on a network, such transactions will not be recorded on the blockchain of the network until a block is solved by a transaction processor that does not require the payment of transaction fees or other incentives. Currently, there are no known incentives for transaction processors to elect to exclude the recording of transactions in solved blocks. However, to the extent that any such incentives arise (for example, with respect to bitcoin, a collective movement among transaction processors or one or more transaction processing pools forcing bitcoin users to pay transaction fees as a substitute for, or in addition to, the award of new bitcoin upon the solving of a block), transaction processors could delay the recording and verification of a significant number of transactions on a network’s blockchain. If such latency became systemic and sustained, it could result in greater exposure to double-spending transactions and a loss of confidence in the applicable network, which could have a material adverse effect on Apifiny’s business, financial condition and results of operations.

In addition, increasing growth and popularity of digital assets, ICOs and security token offerings, as well as non-digital asset related applications that utilize blockchain technology on certain networks, can cause congestion and backlog and, as result, increase latency on such networks. An increase in congestion and backlogs could result in longer transaction confirmation times, an increase in unconfirmed transactions (that is, transactions that have yet to be included in a block on a network and therefore are not yet completed transactions), higher transaction fees and an overall decrease in confidence in a particular network, which could ultimately affect Apifiny’s ability to transact on that particular network and, in turn, could have a material adverse effect on Apifiny’s business, financial condition and results of operations.

If the prices of digital assets and volume of transactions conducted on Apifiny’s exchange platforms decline, Apifiny’s business, operating results and financial condition would be adversely affected.

Apifiny expects to generate a substantial portion of its revenues from transaction fees paid to it by customers in connection with trading of digital assets. Declines in the price, trading volume or market liquidity of digital assets may result in lower revenue from liquidity fees and transaction fees in the future.

The price, trading volume and market liquidity of digital assets across the market is subject to significant uncertainty and volatility, depending on a number of factors, including:

•        market conditions for the digital assets;

•        changes in liquidity, market-making volume and trading activities;

•        trading activities on other digital asset platforms worldwide, many of which may be unregulated;

•        investment and trading activities of highly active retail and institutional customers, speculators, arbitrageurs, miners and investors;

•        the speed and rate at which digital assets are able to gain adoption as a medium of exchange, utility, store of value, consumptive asset, security instrument or other financial assets worldwide, if at all;

•        decreased customer and investor confidence in digital assets and digital asset platforms;

•        negative publicity and events relating to digital assets;

•        unpredictable social media coverage or “trending” of digital assets;

•        the ability for digital assets to meet customer and investor demands;

•        the functionality and utility of digital assets and their associated ecosystems and networks, including digital assets designed for use in various applications;

•        impact of digital asset network events such as forks;

•        consumer preferences and perceived value of digital assets and digital asset markets;

•        increased competition from other payment services or other digital assets that exhibit better speed, security, scalability or other characteristics;

•        regulatory or legislative changes and updates affecting the digital assets;

•        the characterization of digital assets and Apifiny’s automated market maker system under the laws of various jurisdictions around the world;

•        the maintenance, troubleshooting and development of the blockchain networks underlying digital assets, including by miners, validators and developers worldwide;

•        the ability for digital asset networks to attract and retain miners or validators to secure and confirm transactions accurately and efficiently;

•        ongoing technological viability and security of digital assets and their associated smart contracts, applications and networks, including actual or perceived threats and vulnerabilities against cyberattacks and scalability;

•        fees and speed associated with processing digital asset transactions, including on the underlying blockchain networks and on digital asset platforms;

•        financial strength of market participants;

•        the availability and cost of funding and capital;

•        the liquidity of digital asset platforms;

•        interruptions in service from or failures of major digital asset platforms;

•        availability of an active derivatives market for various digital assets;

•        availability of banking, payment and custody services to support projects in connection with digital assets;

•        level of interest rates and inflation;

•        monetary policies of governments, trade restrictions and fiat currency devaluations; and

•        national and international economic and political conditions.

There is no assurance that any supported digital asset will maintain its value or that there will be meaningful levels of trading activities. In the event that the price of digital assets or the demand for trading digital assets decline, Apifiny’s business, operating results and financial condition would be adversely affected.

A significant amount of trading volume on Apifiny’s trading platforms may come from a relatively small number of customers and the loss of these customers or a reduction in their trading volume, could have an adverse effect on Apifiny’s business, operating results and financial condition.

A relatively small number of institutional market makers, arbitrageurs and high-transaction volume customers may account for a significant amount of the trading volume on Apifiny’s trading platforms and its net revenue. As of December 31, 2021, 7% of customers contributed 60% of combined Apifiny Connect and HEX trading volume. The remaining 93% of customers contributed 40%. As a result, a loss of these customers or a reduction in their trading volume, and the inability of Apifiny to replace these customers with other customers, could have an adverse effect on Apifiny’s business, operating results and financial condition.

Apifiny may not be able to effectively manage its growth, particularly in relation to the scaling of operations while maintaining effective control of operations, processes and technology.

As Apifiny grows its business, its employee headcount and the scope and complexity of its business may increase dramatically. Consequently, if Apifiny’s business grows at a rapid pace, it may experience difficulties maintaining this growth and building the appropriate processes and controls. Growth may increase the strain on resources, causing operating difficulties, including difficulties in daily operation, research and development, maintaining internal controls, marketing, designing products and services and meeting customer needs. If Apifiny does not adapt to meet these challenges, it could have an adverse effect on its business, financial condition and results of operations.

The nature of Apifiny’s business requires the application of complex financial accounting rules that are uncertain and may change from that presented.

The accounting rules and regulations that Apifiny must comply with are complex and subject to interpretation by the PCAOB, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. There is limited precedent and guidance for financial accounting of digital assets and related valuation and revenue recognition and limited official guidance has been provided by the PCAOB or SEC. In addition, new accounting pronouncements or changed interpretations of accounting pronouncements or policies have occurred and may occur in the future that may be applied retroactively. Apifiny makes certain estimates and assumptions related to the adoption and interpretation of accounting principles including valuation, revenue recognition, treatment of the liquidity pools, margin activities and custodial activities among other issues in preparing financial statements. As such, these uncertainties in or changes to regulatory or financial accounting standards could result in the need to change Apifiny’s accounting methods, restate historical financial statements, impair Apifiny’s ability to provide timely and accurate financial information and require enhancements or changes to processes or systems with increased costs. This could adversely affect Apifiny’s financial statements, result in a loss of investor confidence and more generally impact the business, operating results and financial condition.

Recent actions and public comments from the PCAOB and SEC have also focused on the integrity of financial reporting and internal controls. As a result, the accounting policies for companies with exposure to digital assets are being subject to heightened scrutiny by regulators and the public. There remains significant uncertainty on how companies can account for digital asset transactions, digital assets and related revenue. The complexity may mean financial results are difficult to interpret.

Apifiny’s liquidity pricing methodologies are impacted by a number of factors, are untested and ultimately may not be successful in attracting and retaining customers and business partners.

Due to the competition in the industry, Apifiny’s competitors may create pricing pressure and it may be expected that the fees charged by them will decline over time. Apifiny’s liquidity pricing methodologies are impacted by a number of factors and are untested. If Apifiny is unable to effectively manage its liquidity pricing methodologies and respond to pricing pressure, it may not be successful in attracting and retaining customers and business partners, which could have an adverse effect on Apifiny’s business, financial condition and results of operations.

Apifiny’s recurring operating losses have raised substantial doubt regarding its ability to continue as a going concern.

Apifiny’s recurring operating losses raise substantial doubt about its ability to continue as a going concern. For the fiscal years ended December 31, 2021 and December 31, 2020, Apifiny’s independent registered public accounting firm has issued its report on Apifiny’s consolidated financial statements, which includes an emphasis of matter on the substantial doubt about its ability to continue as a going concern. Apifiny has not enough sources of revenue to sustain its present activities. Accordingly, Apifiny’s ability to continue as a going concern will depend on its ability to generate revenue and its ability to complete the business combination, which will significantly increase Apifiny’s liquidity. Uncertainty surrounding Apifiny’s ability to continue as a going concern may make it more difficult for Apifiny to obtain financing for the continuation of its operations and could result in a loss of confidence by investors, suppliers, contractors and employees.

Apifiny is exposed to risks relating to the availability of capital to fund working capital, including regulatory capital requirements, margin requirements and required advances to payment providers.

Apifiny is required to possess sufficient financial soundness and strength to adequately support its operations. Apifiny is exposed to risks relating to the availability of capital to fund working capital, including regulatory capital requirements, margin requirements and required advances to payment providers. Apifiny may from time to time incur indebtedness and other obligations which could make it more difficult to meet these capitalization requirements or any other requirements. Insufficient working capital may make Apifiny unable to meet financial obligations or liquidity requirements as needed. In addition, Apifiny could become subject to new capital requirements introduced or imposed by regulators. Any change or increase in these regulatory requirements could have an adverse effect on Apifiny’s business, operating results and financial condition.

Apifiny will conduct its business operations through subsidiaries and may in the future rely on dividends from subsidiaries for a substantial amount of its cash flows.

Apifiny may in the future depend on dividends, distributions and other payments from its subsidiaries to fund payments on obligations, including any future debt obligations that may be incurred. Regulatory and other legal restrictions may limit the ability to transfer funds to or from certain subsidiaries. Certain subsidiaries may be subject to laws and regulations that authorize regulatory bodies to block or reduce the flow of funds to Apifiny or that prohibit such transfers altogether in certain circumstances. These laws and regulations may hinder Apifiny’s ability to access funds that may be needed to make payments on its obligations, including any future debt obligations that may be incurred, declare and pay dividends and otherwise conduct its business by, among other things, reducing liquidity in the form of corporate cash. In addition to negatively affecting its business, a significant decrease in Apifiny’s liquidity could also reduce investor confidence in the company.

Apifiny may suffer losses due to abrupt and erratic market movements, which can also cause stress to all aspects of Apifiny’s business and operations.

The digital asset market has been characterized by significant volatility and unexpected price movements. Certain digital assets may become more volatile and less liquid in a very short period of time, resulting in market prices being subject to erratic and abrupt market movement, which could harm Apifiny’s business. During times of market volatility, an asset price may move up or down suddenly in a single large movement or over a short period of time. Apifiny’s products and services may be exposed to unforeseen and unforeseeable operational risks. Apifiny’s ability to respond to market risk and extreme market conditions is untested. At times of extreme market conditions, certain product features, particularly the automated marketing making services, may not function as expected or at all and may need to be suspended or recalibrated. Because of this sudden movement, Apifiny may be unable to execute or adjust risk management practices in a timely manner, which could result in potential losses. Apifiny may also be unable to recover the losses suffered. Apifiny’s market risk framework is based on, among other things, periodic scenario-based stress tests and value at risk analysis and may not be able to fully anticipate extreme market conditions or “black swan” events. Since bitcoin will account for a significant portion of the digital assets held by Apifiny, the reliance on bitcoin may exacerbate the foregoing impacts. Failure to effectively manage such events can adversely impact Apifiny’s reputation, business operations and financial condition.

Apifiny relies on external financial and tax advisors to provide it with accurate advice, which may be wrong or inaccurate. Apifiny may not be able to onboard external financial, tax advisors or auditors with the right skill sets and experience in the blockchain technology and digital assets industry and may not be able to maintain the services of external auditors.

Due to the complexity and novelty of the law, regulations and accounting standards relevant to blockchain technology and digital assets industry, Apifiny has to from time to time rely on external financial and tax advisors to provide it with accurate advice. However, as the industry is relatively new, the interpretation of the applicable laws, regulations and accounting standards by its external advisors may be different from that of government authorities. The advice from external advisors may be wrong or inaccurate.

As there is a limited pool of suitably qualified financial and tax advisors with sufficient expertise in digital assets and blockchain technology, Apifiny may not be able to onboard external advisors with the right skill sets and experience. Apifiny may incur increased costs in obtaining external financial and tax advice from advisors with the appropriate level of quality and expertise.

Apifiny has retained UHY LLP as its external auditors. If Apifiny is unable to maintain the relationship for any reason, Apifiny may experience difficulties in obtaining the services of another audit service provider as they may be unwilling to onboard Apifiny due to the perceived risks associated with the digital asset industry, its lack of operating history and its inability to maintain an existing relationship with its auditors. In this case, Apifiny may not be able to obtain the required audit reports to maintain its listing status.

If Apifiny is unable to secure quality services from suitably qualified external financial and tax advisors, as well as auditors or to obtain the required audit reports, Apifiny may be exposed to increased legal, regulatory and financial risks. Further, it may not be able to maintain its listing status and its ability to conduct capital raising in the future can also be adversely impacted.

Any significant disruption in Apifiny’s planned products and services, in its information technology systems or in any of the blockchain networks it supports could result in a loss of customers or own funds and/or assets and adversely impact Apifiny.

Apifiny’s reputation and ability to attract and retain customers and grow its business depends on its ability to operate its services at high levels of reliability, scalability and performance, including the ability to process and monitor, on a daily basis, a large number of transactions that occur at high volume and frequencies across multiple systems. Significant disruptions to its planned product and services and the underlying information technology systems and blockchain networks can lead to losses for both Apifiny and its customers and adversely impact Apifiny’s reputation, business, operating results, financial condition and share price.

The success of Apifiny’s products and services, the ability of its customers to trade and its ability to operate at a high level, are dependent on its ability to access the blockchain networks underlying the supported digital assets, for which access is dependent on its systems’ ability to access the internet. Further, the successful and continued operations of such blockchain networks will depend on a network of computers, miners, block producers or validators and their continued operations, all of which may be impacted by service interruptions, which may be caused by a variety of technical, operational, legal, regulatory or geopolitical factors. Significant disruptions to the operation of the network computers, including miners, block producers and validators, can adversely impact the operations of the blockchain network and its ability to process transactions, which may in turn adversely impact on customers’ willingness to invest in the digital assets supported by the impacted network and consequently their value.

Apifiny’s systems, the systems of its third-party service providers and partners and certain digital asset and blockchain networks may experience service interruptions or degradation because of hardware and software defects or malfunctions, distributed denial-of-service and other cyberattacks, insider threats, break-ins, sabotage, human error, vandalism, earthquakes, hurricanes, floods, fires and other natural disasters, power losses, disruptions in telecommunications services, fraud, military or political conflicts, terrorist attacks, computer viruses or other malware or other events. Blockchain network transactions may sometimes experience clogging, which may impact Apifiny’s ability to process transactions and settlements. In addition, extraordinary trading volumes or site usage could cause Apifiny’s computer systems to operate at an unacceptably slow speed or even fail.

Some of Apifiny’s systems or the systems of its third-party service providers and partners are not fully redundant. Apifiny’s business continuity and disaster recovery planning framework is being developed and has not been tested in a real operational environment and may not be sufficient to address all possible risks or events. Similarly, the business continuity and disaster recovery planning of Apifiny’s third party service providers may also be insufficient.

If any of Apifiny’s systems or those of its third-party service providers are disrupted for any reason, Apifiny’s planned products and services may fail, resulting in unanticipated disruptions, slower response times and delays in Apifiny’s potential customers’ trade execution and processing, failed settlement of trades, incomplete or inaccurate accounting, recording or processing of trades, unauthorized trades, loss of customer information, increased demand on limited customer support resources, customer claims, complaints with regulatory organizations, lawsuits or enforcement actions. A prolonged interruption in the availability or reduction in the availability, speed or functionality of Apifiny’s products and services could harm its business.

Frequent or persistent interruptions in Apifiny’s services could cause potential customers to believe that its systems are unreliable, leading them to switch to competitors or to avoid or reduce the use of Apifiny’s planned products and services. Such interruptions can also result in trading losses for Apifiny or its customers, leading to increased legal liability, fines, sanctions and other penalties and could significantly harm Apifiny’s reputation, business and financial condition.

Problems with the reliability or security of Apifiny’s systems would harm its reputation and may lead to claims brought by customers or other third parties, damage to Apifiny’s reputation and the cost of remedying these problems could negatively affect Apifiny’s business, operating results and financial condition. The business continuity management capability of Apifiny is not fully developed and, as a result, customers may face periods of service disruption which could lead to adverse reputational harm.

Furthermore, Apifiny aims to continually improve and upgrade its information systems and technologies. Implementation of new systems and technologies is complex, expensive, time-consuming and may not be successful. Upgrades and patches could also result in platform downtime, which may impact the experience of Apifiny’s customers and the continuous availability of Apifiny’s services. If Apifiny fails to timely and successfully implement new information systems and technologies or improvements or upgrades to existing information systems and technologies, or if such systems and technologies do not operate as intended, it could have an adverse impact on Apifiny’s business, internal controls (including internal controls over financial reporting), operating results and financial condition.

Apifiny will rely heavily on the use of new, innovative technology to service its business. Apifiny may not be successful in developing and deploying the necessary technology to keep pace with rapidly changing technology to service its business; or the new technologies may take longer to develop and implement than anticipated.

Apifiny will rely heavily on the use of technology that it has created or plans to create by itself or with other third-parties as much of the existing technology for the financial services business was not built to service digital assets, which require a unique set of considerations. The blockchain-based architecture of certain of Apifiny’s products, which Apifiny believes is relatively unique may not operate as intended or may inhibit scalability of its development. Apifiny’s products deploy complex technology, which may need to be improved or enhanced and may be difficult to scale.

The digital assets industry has been characterized by many rapid, significant and disruptive products and services in recent years. Apifiny expects new services and technologies to continue to emerge and evolve, which may be superior to, or render obsolete, the products and services that Apifiny currently provides. Competitors may be able to respond more quickly and effectively than Apifiny can to new or changing opportunities, technologies, standards or customer requirements. Apifiny cannot predict the effects of new services and technologies on Apifiny’s business. However, Apifiny expects that its ability to grow its customer base and net revenue will depend heavily on its ability to innovate and create successful new products and services and keep pace with rapidly changing technology, both independently and in conjunction with third-party developers. In particular, developing and incorporating new products and services into its business may require substantial expenditures, take considerable time and ultimately may not be successful. Any new products or services could fail to attract customers, generate revenue, perform or integrate well with third-party applications and platforms. In addition, Apifiny’s ability to adapt and compete with new products and services may be inhibited by regulatory requirements and general uncertainty in the law, constraints by Apifiny’s banking partners and payment processors, third-party intellectual property rights or other factors. Moreover, Apifiny must continue to enhance its technical infrastructure and other technology offerings to remain competitive and maintain a platform that has the required functionality, performance, capacity, security and speed to attract and retain customers.

As a result, Apifiny expects to incur significant cost to develop and upgrade Apifiny’s technical infrastructure to meet the evolving needs of the industry. Apifiny’s success will depend on its ability to develop and incorporate new offerings and adapt to technological changes and evolving industry practices. If Apifiny is unable to do so in a timely or cost-effective manner, its business and ability to successfully compete and attract new customers may be adversely affected. If Apifiny’s technology solutions do not work as planned or as required by customers or regulators, transacting business less efficient, more expensive and potentially prone to errors, thereby reducing the positive effects Apifiny seeks to make available to its customers through the adoption of blockchain technology.

If Apifiny fails to develop, maintain and enhance its brand and reputation, its business, operating results and financial condition may be adversely affected.

Apifiny is in the early stage of building its brand and attracting customers while acquiring a high public profile. Developing, maintaining, protecting and enhancing Apifiny’s brand depends largely on the success of its marketing efforts, ability to provide consistent, high-quality and secure products, services, features and support and its ability to successfully secure, maintain and defend its rights to use the “Apifiny” mark and other trademarks important to its brand. Apifiny’s success depends on its ability to establish and maintain its brand image. Apifiny seeks to establish, maintain, extend and expand its brand image through marketing investments. Apifiny expects that its brand will be an important corporate asset in its competition with other market players. Its brand and reputation could be harmed if Apifiny fails to achieve these objectives or if its public image were to be tarnished by negative publicity, unexpected events or actions by third parties. Apifiny may be more susceptible than a mature business to the impact of adverse media coverage and negative news, including adverse social media coverage and campaigns and other incidents that harm its reputation. Unfavorable publicity about Apifiny, including its products, services, technology, customer service, personnel and digital asset or digital asset platforms generally could diminish confidence in, and the use of, Apifiny’s products and services. Such negative publicity could also have an adverse effect on the size and engagement of Apifiny’s customers leading to decreased revenue, which could have an adverse effect on its business, operating results and financial condition.

Apifiny’s failure to attract and retain customers could lead to the business, operating results and financial condition being significantly harmed.

The future success of Apifiny’s products and services will heavily depend on its ability to attract customers. To do so, Apifiny must offer leading technologies and ensure that its products and services are secure, reliable and engaging. On an ongoing basis, Apifiny must also expand its products and services and offer competitive prices in an increasingly crowded and price-sensitive market. There is no assurance that Apifiny will successfully attract and retain a significant number of customers. A material component of the viability of Apifiny’s services will be the willingness of customers to engage in trading activity with Apifiny. This could be impacted by a general inability to attract a sufficient number of customers seeking to engage in trading of digital assets. If Apifiny is unable to attract customers and retain them, its revenue and financial results may be adversely affected. Apifiny may fail to establish significant demand or supply for the products and services in order to make its business viable. If Apifiny’s customer growth rate slows or declines, it will become increasingly dependent on its ability to maintain or increase levels of customer engagement and monetization in order to drive growth of revenue.

Any number of factors can negatively affect customer growth, including if:

•        customers engage with competing products and services, including products and services that Apifiny is unable to offer due to regulatory or other reasons;

•        Apifiny fails to introduce new and improved products and services or if Apifiny introduces new products or services that are not favorably received;

•        Apifiny fails to support new and in-demand digital assets or if Apifiny elects to support digital assets with negative reputations;

•        there are changes in sentiment about the quality or usefulness of Apifiny’s products and services or concerns related to privacy, security or other factors;

•        there are adverse changes in Apifiny’s products and services that are mandated by legislation, regulatory authorities or litigation;

•        customers perceive the digital assets on Apifiny’s accounts to be bad investments or they experience significant losses in investments made on its platforms;

•        technical or other problems prevent Apifiny from delivering Apifiny’s products and services with the speed, functionality, security and reliability that its customers expect;

•        cybersecurity incidents, employee or service provider misconduct, or other unforeseen activities that causes losses to Apifiny or its customers, including losses to assets held by Apifiny on behalf of its customers;

•        modifications to Apifiny’s pricing model, or modifications by competitors to their pricing, leads to Apifiny’s offering being perceived as relatively less attractive by customers;

•        Apifiny fails to provide adequate customer service to customers;

•        Apifiny fails to obtain appropriate licensing or other regulatory approvals in jurisdictions that require such approvals in a timely manner;

•        Apifiny or other companies in its industry are the subject of adverse media reports or other negative publicity; or

•        Apifiny is not able to onboard all potential customers due to geographical, risk or regulatory constraints.

Certain operational metrics that Apifiny intends to track are subject to inherent challenges in measurement and any real or perceived inaccuracies in such metrics may adversely affect Apifiny’s business and reputation.

Apifiny will review key operational metrics to evaluate growth trends, measure its performance and make strategic decisions. These key metrics are calculated using internal company data and will not be validated by an independent third party. There are inherent challenges in such measurements. If Apifiny fails to maintain an effective analytics platform, its key metrics calculations may be inaccurate and Apifiny may not be able to identify those inaccuracies.

The key business metrics may also be impacted by compliance or fraud-related bans, technical incidents or fraudulent or spam accounts in existence on any of Apifiny’s platforms. Apifiny intends to regularly deactivate fraudulent and spam accounts that violate the terms of service and exclude these customers from the calculation of the key business metrics; however, Apifiny may not succeed in identifying and removing all such accounts from its platforms. If Apifiny’s metrics provide incorrect or incomplete information about customers and their behavior, Apifiny may make inaccurate conclusions about its business. Any real or perceived inaccuracies in such metrics may also adversely affect Apifiny’s reputation, business and operations.

Apifiny expects to conduct capital or other fund raising activities in the future.

Apifiny expects to conduct significant fund raising activities in the future to raise additional capital and other funds to meet its business, strategic, operational and other needs. Such fundraising activities may include, but are not limited to, issuance and/or sale of debt instruments (such as bonds) or equity (including but not limited issuance of different classes of securities), private placements or public offerings, sale of assets (including sale of cryptocurrency and other digital assets or non-digital assets); borrowings and other debts (fiat and/or digital assets, either on a secured and/or unsecured basis); donations and/or other methods. Such future capital raising activities may adversely affect the interests of Apifiny’s existing stockholders, as well as its balance sheet and/or overall financial position and share price. If Apifiny raises additional funds through the issuance of equity or debt securities, the percentage ownership of its stockholders could be significantly diluted and newly-issued securities may have rights, preferences or privileges senior to those of existing stockholders. If Apifiny accumulates additional funds through debt financing, a substantial portion of its operating cash flow may be dedicated to the payment of principal and interest on such indebtedness, thus limiting funds available for Apifiny’s business activities. Apifiny cannot assure stockholders that additional financing will be available on terms favorable to Apifiny or if at all. If adequate funds are not available or are not available on acceptable terms, when Apifiny desires them, Apifiny’s ability to fund its operations, develop or enhance its products and services or otherwise respond to competitive pressures would be adversely impacted and any of these factors could harm Apifiny’s results of operations.

Apifiny’s sales and marketing strategy is untested and unproven and may not be effective.

Establishing, maintaining, protecting and enhancing Apifiny’s brand and reputation depend largely on the success of its sales and marketing efforts, ability to provide consistent, high-quality, differentiated and secure products, services, features and support and Apifiny’s ability to successfully secure, maintain and defend its rights to use trademarks important to Apifiny’s brand. However, its sales and marketing strategy is largely untested and unproven and may not be effective and Apifiny may not be able to attract or retain sufficient numbers of customers.

Further, Apifiny’s ability to market and sell its product and services is restricted by complex laws and regulations across the relevant jurisdictions to its business as well as the internal policies of media platforms. Apifiny intends to conduct its sales and marketing efforts in a compliant manner and this may adversely impact Apifiny’s ability to successfully attract customers. If Apifiny fails to successfully execute its sales and marketing strategy, its reputation, business, operating results, financial condition and share price may be adversely affected.

Apifiny may not have sufficient resources to manage its relationships with institutional customers and may lack the bargaining power to negotiate favorable terms of business with them.

Apifiny’s initial target market includes institutional customers. Such customers may be reluctant to use Apifiny’s products and services and may be cautious when onboarding with Apifiny. They may subject Apifiny to lengthy and complex due diligence processes and Apifiny may not be successfully on-boarded by institutional customers for a number of reasons, including the risk that it may exceed the risk appetites of these institutional customers. Apifiny also may not have sufficient resources to manage its relationships with institutional customers and/or respond appropriately to their needs and requests, such as providing bespoke technical solutions or integrating with their technical operating systems.

Apifiny may also lack the bargaining power to negotiate favorable terms of business with institutional customers and may need to adapt its own policies or procedures to align with their requests. Failure to attract and retain institutional customers could have an adverse effect on Apifiny’s business, operating results and financial condition.

Apifiny’s products and services may not be attractive to mass market retail customers and may not be competitive compared to existing offerings by competitors.

Apifiny believes that the products and services may not be attractive or suitable to mass market retail customers and may not be competitive compared to existing offerings by competitors. This may limit Apifiny’s ability to expand its customer base and support mass market retail customers in the future. Apifiny may require substantial resources to lower the cost of service and enhance its product features to become more competitive in the retail customer market.

If Apifiny is unable to effectively respond to industry competition, Apifiny’s business, financial condition and results of operations could be negatively impacted.

The digital asset industry is highly competitive and Apifiny faces competition from various types of products and services and market participants, including (but not limited to) unregulated or less regulated companies, companies with greater financial and other resources, companies with an existing and greater customer base, decentralized products on public blockchains, large regulated financial services institutions and technology companies. Apifiny’s potential competitors are expected to have various competitive advantages over Apifiny, such as:

•        the ability to trade digital assets and offer products and services that Apifiny does not support or offer on Apifiny’s trading platforms;

•        greater name recognition, longer operating histories, larger customer bases and larger market shares;

•        more established marketing, banking and compliance relationships;

•        greater understanding of the industry regulatory landscape and participation in advocacy groups;

•        greater customer support resources;

•        greater resources to make acquisitions;

•        lower labor, compliance, risk mitigation and research and development costs;

•        larger and more mature intellectual property portfolios;

•        greater number of applicable licenses or similar authorizations;

•        established core business models outside of the trading of digital assets, allowing them to operate on lower margins or at a loss;

•        operations in certain jurisdictions with lower compliance costs and greater flexibility to explore new product offerings; and

•        substantially greater financial, technical and other resources.

If Apifiny is unable to compete successfully or if competing successfully requires Apifiny to take costly actions in response to the actions of its competitors, Apifiny’s business, operating results and financial condition could be adversely affected. Apifiny may, in particular initially, lack the investment or resources to constantly evolve and develop new products and services to keep up with its competitors and its competitiveness is untested and unproven. Apifiny’s competitors may also engage in anti-competitive behavior to harm Apifiny’s public perception and reputation, including creating negative news, generating regulatory actions against Apifiny or attempts to preventing Apifiny from accessing key service providers. Apifiny could experience discriminatory or anti-competitive practices that could impede its business growth, cause Apifiny to incur additional expense or otherwise harm its business.

While Apifiny believes its focus on providing products and services that take advantage of blockchain technology differentiates it from many such competitors, its business has relatively low barriers to entry and Apifiny anticipates that such barriers to entry will become lower in the future. Apifiny currently expects that, as digital assets become more mainstream, additional competitors, potentially in large numbers, may begin to provide equivalent products and services. A number of investment banks have already supported digital assets and are continuing to grow their expertise. In addition, the introduction of new technologies, as well as regulatory changes, may significantly alter the competitive landscape for Apifiny’s business. This could lead to fee compression or require Apifiny to spend more to modify or adapt its offerings to attract and retain customers and remain competitive with the products and services offered by new competitors in the industry. Increased competition on the basis of any of these factors, including competition leading to fee reductions, could negatively impact Apifiny’s business, financial condition and results of operations.

Apifiny plans to rely on external vendors and third-party service providers to provide critical outsourcing functions.

Apifiny’s operations could be interrupted or disrupted if Apifiny’s vendors and third-party service providers, or even the vendors of such vendors and third-party service providers, experience operational or other systems difficulties, terminate their service, fail to comply with regulations, raise their prices or dispute key intellectual property rights sold or licensed to or developed for Apifiny. Apifiny may also suffer the consequences of such vendors and third-party providers’ mistakes as use of third-party providers will not remove the need for Apifiny to comply with applicable laws. Apifiny plans to outsource some of its operational activities and accordingly will depend on relationships with many vendors and third-party service providers. For example, Apifiny will rely on vendors and third parties for certain services, including but not limited to, the underlying blockchain technology for exchange operations, banking for fiat currencies, know-your-customer (“KYC”) administration, transaction monitoring, trade surveillance, screening and custody of customer assets.

The integration of critical third party services into Apifiny’s operations may not be fully tested and they may not function the way that Apifiny expects them to. Apifiny’s critical third-party service providers may also be new businesses themselves and subject to risks associated with a new business. Apifiny’s service providers also may not be scalable to meet its needs or the needs of its customers, including institutional customers.

The failure or capacity constraints of vendors and third-party services providers, a cybersecurity breach involving any third-party service providers or the termination or change in terms or price of a third-party service agreement on which Apifiny relies could interrupt or otherwise negatively impact Apifiny’s operations.

If Apifiny’s vendors and third-party service providers experience difficulties, are subject to cybersecurity breaches, terminate their services, dispute the terms of their service agreements or raise their prices and Apifiny is unable to solve the issues or replace them with other vendors and service providers, particularly on a timely basis, Apifiny’s operations could be interrupted. If an interruption were to continue for a significant period, Apifiny’s business, financial condition and results of operations could be adversely affected.

Further, significant negative news, legal or regulatory sanctions, major security breaches and other incidents that harm the brand and reputation of Apifiny’s third-party service providers may also adversely impact Apifiny’s brand and reputation as well as its business and financial condition.

Critical third-parties may be unwilling to provide services to Apifiny, particularly those that are regulated entities, such as banks and insurers. Apifiny is also vulnerable to changes in their rules or practices that could adversely impact its business.

Due to the novelty of the digital asset and blockchain industry, certain types of critical third-party service providers may be unwilling to provide services to Apifiny, particularly those that are regulated entities such as banks and insurers, which would make it difficult for Apifiny to obtain such critical services from alternative service providers if Apifiny fails to maintain its relationship with existing service providers. Failure to maintain a bank account could result in the inability to pay staff and vendors and impact operations in terms of providing fiat on/off gateway. Apifiny’s business also depends heavily on insurance coverage provided by third parties, such as Directors & Officers insurance, Professional Indemnity insurance and Crime insurance, and Apifiny is subject to the risk that this may be insufficient or that insurance providers may be unable to meet their obligations. Apifiny may also experience difficulties in obtaining adequate insurance coverage due to the nature of the digital asset industry.

Apifiny is vulnerable to changes in such third party service providers’ internal rules or practices. Such changes can result in higher cost for Apifiny to use the critical services provided or force Apifiny to change its own practices, which can adversely impact Apifiny’s reputation, business and operations.

Banks and financial institutions may not provide banking services or may cut off services to businesses that provide digital currency-related services or that accept digital currencies as payment, including financial institutions of investors in Apifiny’s securities.

A number of companies that provide bitcoin and/or other digital currency-related services have been unable to find banks or financial institutions that are willing to provide them with bank accounts and other services. Further, one of the U.S. banking regulators, the Office of the Comptroller of the Currency, paused the publication of a rule that would have ensured large banks provide all customers with fair access to their services and has not indicated if or when it intends to finalize that rule. Similarly, a number of companies and individuals or businesses associated with digital currencies may have had and may continue to have their existing bank accounts closed or services discontinued with financial institutions in response to government action, particularly in China, where regulatory response to digital currencies has been very unfavorable. Apifiny also may be unable to obtain or maintain these services for its business. The difficulty that many businesses that provide bitcoin and/or derivatives on other digital currency-related services have and may continue to have in finding banks and financial institutions willing to provide them services may be decreasing the usefulness of digital currencies as a payment system and harming public perception of digital currencies and could decrease their usefulness and harm their public perception in the future.

Apifiny’s business will be subject to a relatively greater degree of single point of failure and/or concentration risk of its third party service providers, particularly at the earlier stage of business development.

As the digital asset industry is still relatively young, Apifiny’s business will be subject to a relatively greater degree of single point of failure and/or concentration risk of its third-party service providers, particularly at the earlier stage of its business development. Alternative service providers are limited and, for some services, nonexistent. Replacing or securing redundant service providers for certain functions or services may be difficult or impossible. Therefore, if Apifiny loses a key service provider for a critical function or service for any reason, Apifiny may not be able to obtain a new service provider or do so in a timely manner. As Apifiny is still at the early stage of business development, Apifiny may also not be able to adapt and respond as quickly or effectively compared to a more mature business.

In particular, the success of Apifiny’s mining segment is dependent on Apifiny’s mining machines operating at certain productivity and efficiency levels. Apifiny may be unable to maintain the same or better level of productivity and efficiency of its miners due to factors beyond its control, which is contingent upon Apifiny’s and/or Ritzer’s, its sole third party hosting provider, ability to secure a continuous source of electric power at economically favorable prices. If electricity costs increased significantly, the expenses and profitability of Apifiny’s mining segment would be affected. For more information, please see “Risk Factors — Risks Related to Apifiny’s Business — The success of Apifiny’s mining business segment is dependent on Apifiny’s ability to maintain its miners at the current or better level of productivity and efficiency, at economically favorable prices. If Apifiny’s mining business segment is adversely impacted, Apifiny’s business, operating results and financial condition may be adversely affected.” and “Information About Apifiny — Suppliers and Service Providers — Mining Hosting Services Agreement.”

The loss of a key provider may impact Apifiny more severely than it would a more mature business. Failure to obtain a replacement key service provider can result in prolonged disruptions to Apifiny’s services and operations, which can lead to financial losses for both Apifiny and its customers, as well as adversely impact on Apifiny’s brand, reputation and its overall business and financial condition.

Replacing service providers may be technically complex and take a long time and may disrupt Apifiny’s business continuity and increase the cost of operations.

Replacing vendors and third-party service providers or addressing other issues with Apifiny’s vendors and third-party service providers could entail significant delay, expense and disruption of service, which could also adversely affect Apifiny’s business, financial condition and results of operations. Even if Apifiny is able to replace vendors and third-party providers, new contracts with such service providers may take significant time to procure and implement. The replacement services/functions will require technical integration into Apifiny’s systems, which can be complex and cause significant disruptions to Apifiny’s operations and delay in restoring key services or functions. Apifiny may also have to incur additional expense in replacing vendors or service providers and therefore increase its cost of operations.

As a developing business and due to its dependency on critical service providers, Apifiny may lack the bargaining power to negotiate favorable terms and conditions with such service providers and may also need to adapt its own policies in order to retain such service providers.

As a new business, Apifiny is more dependent on third party service providers to provide critical functions than a more mature business that has more resources and expertise to establish internal resources for such functions. Such dependency places Apifiny at a weaker negotiating position when engaging critical third party service providers. Apifiny may not be able to obtain favorable terms and conditions from such providers and may also need to adapt its own policies or practices in order to retain such providers. This can increase Apifiny’s legal risks and cost of operations and may adversely impact its financial results and profitability.

Apifiny’s counterparties may become unable to meet their financial and non-financial obligations to Apifiny and Apifiny may not be able to recover its losses.

Apifiny’s business is subject to counterparty risks, including credit risk with respect to such counterparties. These counterparties can be subject to numerous financial and non-financial risks and some of them are unregulated by any government authorities. Apifiny’s counterparties may be forced to discontinue business and operations due to a variety of reasons, such as changes in applicable laws and regulations, technical system failures, challenges to business continuity and inability to appropriately recover from disaster situations or insolvency. Apifiny’s counterparties may discontinue provision of critical services or functions or fail to perform other non-financial obligations to Apifiny. They may also fail to meet financial obligations owed to Apifiny. Such failures can result in adverse impact on Apifiny’s business, operations, financial condition and share price and Apifiny may not have any recourse or be able to recover any losses suffered.

Failure to conduct adequate due diligence or effective ongoing monitoring of third parties may potentially expose Apifiny to latent risks, which could include fraud, security vulnerabilities, misappropriation or compliance violations.

Apifiny intends to conduct due diligence and enforce policies and practices regarding its relationships with third-party service providers and counterparties. However, despite such efforts, Apifiny may not successfully detect and prevent fraud, incompetence, misappropriation or theft by its third-party service providers or their failure to comply with their financial and non-financial obligations owed to Apifiny. While Apifiny performs third party due diligence reviews, Apifiny may not be able to detect or prevent all security vulnerabilities and breaches, including those resulting from future changes or unexpected behaviors in third party platforms. Apifiny may also be exposed to the risk of violations of laws and regulations of multiple jurisdictions, including sanctions violations, if it fails to detect material violation of laws and regulations by its third-party service providers and counterparties. Such failures can result in loss of data and assets of Apifiny and its customers and increased legal and regulatory liabilities for Apifiny and could adversely affect Apifiny’s brand, reputation, business, operations, financial condition and share price.

Adverse economic conditions may adversely affect Apifiny’s business.

Apifiny’s performance is subject to general economic conditions and their impact on the digital asset markets and Apifiny’s customers. The United States and other key international economies have experienced cyclical downturns from time to time in which economic activity declined resulting in lower consumption rates, restricted credit, reduced profitability, weaknesses in financial markets, bankruptcies and overall uncertainty with respect to the economy. The impact of general economic conditions on the economy of digital assets is highly uncertain and dependent on a variety of factors, including market adoption of digital assets, global trends in the economy of digital assets, central bank monetary policies and other events beyond Apifiny’s control. Geopolitical developments, such as trade wars and foreign exchange limitations can also increase the severity and levels of unpredictability globally and increase the volatility of global financial and digital asset markets. To the extent that conditions in the general economic and digital assets markets materially deteriorate, Apifiny’s ability to attract and retain customers may suffer.

Natural disasters, COVID-19 and other pandemics, wars, terrorist attacks and other crises involving any of the countries in which Apifiny has operations could adversely affect its business continuity, operations and financial results.

Natural disasters or other catastrophic events may also cause damage or disruption to international commerce and the global economy and could have an adverse effect on its business, operating results and financial condition. Apifiny’s business operations are subject to interruption by natural disasters, fire, power shortages and other events beyond its control. In addition, its international operations expose Apifiny to risks associated with public health crises, such as pandemics and epidemics, which could harm its business and cause its operating results to suffer. For example, the ongoing effects of the COVID-19 pandemic and/or the precautionary measures that Apifiny has adopted have resulted, and could continue to result, in difficulties or changes to its customer support or create operational or other challenges, any of which could adversely impact its business and operating results. Further, acts of terrorism, labor activism or unrest and other geo-political unrest could cause disruptions in its business or the businesses of its partners or the economy as a whole. In the event of a natural disaster, including a major earthquake, blizzard or hurricane, or a catastrophic event such as a fire, power loss or telecommunications failure, Apifiny may be unable to continue its operations and may endure system interruptions, reputational harm, delays in development of its platform, lengthy interruptions in service, breaches of data security and loss of critical data, all of which could have an adverse effect on its future operating results. Additionally, all the aforementioned risks may be further increased if Apifiny does not implement an effective disaster recovery plan or if its partners’ disaster recovery plans prove to be inadequate. To the extent natural disasters or other catastrophic events concurrently impact data centers Apifiny relies on in connection with private key restoration, customers will experience significant delays in withdrawing funds, or in the extreme, Apifiny may suffer loss of customer funds. Such losses can expose Apifiny to additional legal liability, fines, sanctions and other penalties and adversely impact Apifiny’s reputation, business, financial condition, operating results and share price.

Because Apifiny’s potential customers are located in diverse markets around the world, Apifiny’s revenue is vulnerable to local market conditions around the world and geopolitical developments, such as trade wars and foreign exchange limitations.

Because Apifiny’s potential customers are located in diverse markets around the world, including the United States, United Kingdom, European Union, Bermuda and Asia Pacific, Apifiny’s revenue is vulnerable to local market conditions around the world and to geopolitical developments. Apifiny will be exposed to the risks associated with the changes in policies, political unrest, trade wars or other unstable economic conditions of the countries where Apifiny’s customers will be located. Apifiny may also be exposed to risks of foreign exchange fluctuations and foreign exchange controls due to the diverse locations of its customers. Any adverse changes in local market conditions around the world and adverse geopolitical developments would impact Apifiny’s business, financial condition, results of operations and share price.

Apifiny’s internal governance, risk management and compliance program, policies, systems and controls are continuing to be developed and have not been fully embedded and tested. The existing processes and controls may not be adequate or effective to mitigate risk or ensure compliance.

Apifiny’s internal governance, risk management and compliance program, policies, systems and controls are continuing to be developed and have not been fully embedded and tested. There may be inherent limitations to Apifiny’s risk management and compliance strategies because there may be existing or future risks that have not been fully identified, including risks that it has not appropriately anticipated or identified, and certain policies that will have been adopted may be insufficient when used in connection with digital assets. Apifiny’s management may not be able to receive accurate and timely risk information due to internal control failures and its decision making, particularly in times of crisis, may be impaired

If Apifiny’s risk management and compliance framework proves ineffective or if Apifiny’s management information is incomplete or inaccurate, it could suffer unexpected losses or fail to generate the expected revenue, which could adversely affect its reputation, business, financial condition, results of operations and share price.

Operational risks may adversely affect Apifiny’s performance and results. The risk of human failure related to manual processes and controls may also be greater at the earlier stage of business development.

Operational risk is the risk of an adverse outcome resulting from inadequate or failed internal processes, people, systems or external events. Apifiny’s exposure to operational risk arises from routine design and processing errors (both human and technical), as well as serious incidents, such as major systems failures, internal or external fraud, cybersecurity attacks, legal and regulatory matters. Because Apifiny’s operations will be reliant on both technology and human expertise and execution, it may be exposed to material operational risk arising from a number of factors, including, but not limited to, human error, processing and communication errors, errors of third-party service providers, counterparties or other third parties, failed or inadequate processes, design flaws and technology or system failures and malfunctions. Such operational risks can lead to inaccurate recording or execution of transactions and customer and Apifiny’s assets, resulting in losses for Apifiny and its customers.

Operational errors or significant operational delays could have a negative impact on Apifiny’s ability to conduct its business or service its customers, which could adversely affect results of operations due to potentially higher expenses and lower revenues, increase liability for Apifiny, lead to losses for its customers and negatively impact its reputation. Recurring operational issues may also raise concerns among regulators regarding Apifiny’s governance and control environment.

Apifiny may be unable to establish or enforce appropriate processes and controls to manage the risks of unauthorized trading.

Unauthorized trading describes the potential for staff misconduct (both intentional and unintentional trading errors) through the execution of fraudulent or otherwise unauthorized trading activity in breach of internal policies and procedures or relevant laws and regulations. The principal risk would involve staff conducting unauthorized trading activity through the accounts and assets of customers.

In addition, Apifiny will deploy digital assets through liquidity pools to provide liquidity and facilitate customer activity on its trading platforms.

Apifiny is in the process of implementing appropriate processes and controls to manage the risks of unauthorized trading. Such processes and controls are however largely untested in a real operating environment and, despite Apifiny’s best efforts to do so, may not adequately address the risk or meet the expectations of relevant regulators. They may not be adequately enforced by Apifiny and, therefore, may fail to detect or prevent such misconduct. If Apifiny fails to appropriately detect, prevent and/or address such misconduct, Apifiny could be exposed to claims, legal actions and liability, financial losses and/or regulatory investigations, sanctions, fines or other penalties and could face serious harm to its reputation, business, financial condition, operating results and share price.

Apifiny may not be effective in achieving adequate risk mitigation, where levels of exposure exceed risk appetite.

Apifiny is establishing risk management and oversight policies and procedures to provide a sound operational environment for the types of risk to which it is subject, including operational risk, credit risk, market risk and liquidity risk. However, as with any risk management framework, there are inherent limitations to Apifiny’s current and future risk management strategies, including risks that it has not appropriately anticipated or identified and the risk that certain policies may be insufficient when used in connection with digital assets. Accurate and timely risk information is necessary to enhance management’s decision-making in times of crisis. If Apifiny’s risk management framework proves ineffective or if Apifiny’s management information is incomplete or inaccurate, it could suffer unexpected losses or fail to generate the expected revenue, which could materially adversely affect its business, financial condition, results of operations and share price.

Apifiny has not yet developed its environmental, social and governance (ESG) program. Apifiny may be required by law, regulations or listing rules to implement an ESG program and its failure to do so may adversely impact its operations and reputation.

The growing integration of Environmental, Social and Governance (“ESG”) factors in making investment decisions is relatively new and frameworks and methods used by investors for assessing ESG policies are not fully developed and vary considerably among the investment community. Apifiny has not yet developed its ESG program, including its diversity and inclusion program. Apifiny may be required by law and regulations to implement an ESG program. In particular, the SEC is considering implementing mandatory reporting rules regarding disclosure of climate related risks. Nasdaq is implementing diversity and inclusion reporting rules as well as requirements for its listed companies to meet certain diversity targets. Any failure to implement an ESG program and comply with ESG disclosure requirements may adversely impact Apifiny’s business and reputation as well as financial condition. There may be a perception held by the general public, Apifiny’s customers, investors, service providers or counterparties that Apifiny’s policies and procedures are insufficient.

Apifiny’s reputation could also be harmed if it fails to act responsibly in the ESG areas in which it chooses or is required to report apart from legal or regulatory requirements. Any harm to Apifiny’s reputation resulting from setting these standards or its failure or perceived failure to set or meet such standards could impact employee retention; the willingness of Apifiny’s customers to use its product and services, service providers or counterparties to do business with it; investors’ willingness or ability to purchase or hold its securities; or Apifiny’s ability to access capital, any of which could adversely affect Apifiny’s reputation, business, financial performance, future prospects and share price.

Risks Related to Apifiny’s Personnel

Apifiny depends on talented, experienced and committed personnel to operate and grow Apifiny’s business and may incur increased operational costs to recruit, train, motivate and/or retain them. If Apifiny is unable to do so, Apifiny’s business, financial condition, results of operations and prospects may be adversely affected.

Apifiny believes that its future success is highly dependent on the talents and contributions of Apifiny’s employees. Apifiny’s future success depends on its ability to attract, develop, motivate and retain highly qualified and skilled employees. Apifiny’s growth strategy is based, in part, on its ability to attract and retain highly skilled employees, including qualified blockchain engineers. Due to the nascent nature of the digital assets, the pool of qualified talent is extremely limited, particularly with respect to executive talent, engineering, security, product, risk management and financial regulatory expertise. Apifiny has and will continue to face intense competition for qualified individuals from numerous software and other technology companies and has previously experienced attrition in these areas. Apifiny may incur increased operational costs to recruit, train, motivate and/or retain qualified and suitable personnel. Even so, these measures may not be enough to attract and retain the personnel Apifiny requires to operate its business effectively. Apifiny may face difficulties in recruiting and retaining professionals of a caliber consistent with its business strategy in the future. The loss of even a few qualified employees or an inability to attract, retain and motivate additional highly skilled employees required for the planned expansion of Apifiny’s business could adversely impact its operating results and impair its ability to grow.

If Apifiny is unable to onboard or retain sufficient personnel to adequately staff all of its essential functions and operations or may have to onboard new personnel quickly in order to launch its business. This can result in increased operational risks, including risks of misconduct or human errors, and negatively impact its business and reputation. If Apifiny is unable to successfully identify and retain qualified professionals, its business, prospects, financial condition and results of operations may be adversely affected.

Employees that Apifiny has invested time and resources to train can join competitors. Any non-compete provisions may be time consuming and costly to enforce or may be unenforceable and provide limited protection for Apifiny.

As Apifiny operates in a relatively new industry, it will need to place a high priority on employee training and development. Such training and development will require a significant amount of time and resources but is critical for Apifiny’s success in the industry. Despite these investments in training and development Apifiny may still experience attrition. However, non-compete agreements are not permissible or are limited by law in certain jurisdictions and, even where they are permitted, employees may not enter into non-compete agreements with Apifiny. Competition to hire and retain highly qualified employees is intense and Apifiny’s failure to retain employees could harm its business.

If Apifiny is required to shift the geographical locations of its operations due to political, legal and regulatory changes or other external events, Apifiny may experience attrition of key personnel due to their inability or unwillingness to relocate.

Apifiny’s success depends in large part on its ability to attract and retain key personnel. If Apifiny is required to shift the geographical locations of its operations due to political, legal and regulatory changes or other external events, Apifiny’s key personnel may not be able or willing to relocate. The unexpected loss of services of key personnel could have an adverse impact on Apifiny’s business because of a loss of their skills, knowledge of Apifiny’s market and years of industry experience. If Apifiny is not able to promptly recruit qualified personnel after relocation, Apifiny’s business and operations could be adversely affected.

Apifiny’s officers, directors, employees and large stockholders may encounter potential conflicts of interests with respect to their positions or interests in certain digital assets, entities and other initiatives.

Apifiny may engage in a wide variety of transactions and develop relationships with a number of digital asset projects, their developers, members of their ecosystem and investors. These transactions and relationships could create potential conflicts of interests in management decisions that Apifiny makes. For instance, certain of Apifiny’s officers, directors and employees are active investors in digital asset projects themselves and may be involved in making investment decisions in respect of projects that they have personally invested in. Apifiny’s large stockholders also make investments in these digital asset projects. Similarly, certain of Apifiny’s directors, officers, employees and large stockholders may hold digital assets that Apifiny is considering supporting for trading on its platform and may be involved in making decisions in respect of such listing. While Apifiny has instituted policies and procedures to limit and mitigate such risks, there is no assurance that such policies and procedures will be effective or that Apifiny will be able to manage such conflicts of interests adequately. If Apifiny fails to manage these conflicts of interests, it may be exposed to adverse media coverage, regulatory investigations and legal proceedings, leading to adverse impact to its reputation, business, financial position and share price.

Apifiny is dependent on key personnel and the loss of one or more of its key personnel may result in adverse impact.

Apifiny operates in a relatively new industry that is not widely understood and requires highly skilled and technical personnel. Due to the nascent nature of the digital assets industry, the pool of qualified talent is extremely limited, particularly with respect to executive talent, engineering, security, product, risk management and financial regulatory expertise. Apifiny will face intense competition for qualified individuals from numerous software and other technology companies.

Apifiny success depends, in part, on its ability to retain key personnel. To attract and retain key personnel, Apifiny will incur significant costs, including salaries and benefits and equity incentives. Even so, these measures may not be enough to attract and retain the key personnel Apifiny requires to operate its business effectively. The loss of one or more of Apifiny’s key personnel or the change of the leadership team could adversely impact Apifiny’s reputation, business, operating results, financial condition and share price.

Apifiny is highly dependent on the services of Haohan Xu, Chairperson and Chief Executive Officer. Mr. Xu is the source of many, if not most, of the ideas and execution driving Apifiny. If Mr. Xu were to discontinue his service due to death, disability or any other reason, Apifiny would be significantly disadvantaged. Apifiny does not maintain, and does not expect to maintain in the future, a key person life insurance policy with respect to Mr. Xu.

Misconduct, errors, mistakes and/or inappropriate conduct (including breach of laws, regulations and internal policies) or public statements by Apifiny’s personnel and/or service providers and/or Apifiny’s failure to appropriately respond to such conduct or situation, may result in legal liability for Apifiny and adversely impact Apifiny’s business operations as well as reputation.

There is a risk that an employee of, or service provider to, Apifiny or any of its affiliates could engage in misconduct that adversely affects Apifiny’s business. It is not always possible to deter such misconduct and the precautions Apifiny takes to detect and prevent such misconduct may not be effective in all cases.

Employee or service provider misconduct or error, including breach of laws, regulations and/or Apifiny’s internal policies, could subject Apifiny to legal liability, financial losses and regulatory sanctions and could seriously harm Apifiny’s reputation and negatively affect Apifiny’s business. Such misconduct could include breach of anti-bribery and corruption laws, engaging in improper or unauthorized transactions or activities, misappropriation of customer funds, insider trading and misappropriation and misuse of information (including material non-public information), failing to supervise other employees or service providers, improperly using confidential information, as well as improper trading activity such as spoofing, layering, wash trading, manipulation and front-running. Employee or service provider errors, including mistakes in executing, recording or processing transactions for customers, could expose Apifiny to the risk of material losses even if the errors are detected. Although Apifiny plans to implement processes and procedures and provide training to Apifiny’s employees and service providers to reduce the likelihood of misconduct and error, these efforts may not be successful.

Moreover, the risk of employee or service provider error or misconduct may be even greater for novel products and services and is compounded by the fact that many of Apifiny’s employees and service providers are accustomed to working at tech companies which generally do not maintain the same compliance customs and rules as financial services firms. This can lead to high risk of confusion among employees and service providers, particularly in a fast growing company like Apifiny, with respect to compliance obligations, particularly including confidentiality, data access, trading and conflicts.

It is not always possible to deter misconduct and the precautions Apifiny takes to prevent and detect this activity may not be effective in all cases. If Apifiny were found to have not met its regulatory oversight and compliance and other obligations, Apifiny could be subject to regulatory sanctions, financial penalties and restrictions on Apifiny’s activities for failure to properly identify, monitor and respond to potentially problematic activity and seriously damage Apifiny’s reputation. Apifiny’s employees, contractors and agents could also commit errors that subject Apifiny to financial claims for negligence as well as regulatory actions or result in financial liability. Further, allegations by regulatory or criminal authorities of improper trading activities could affect Apifiny’s brand and reputation. Apifiny’s failure to appropriately respond to such conduct or situation can also adversely impact Apifiny’s business operations as well as reputation.

Apifiny’s personnel or service providers may also make inappropriate or harmful public statements in their own capacity that are not authorized by Apifiny, including posting on social media platforms. By virtue of their association with Apifiny, the public may react negatively against Apifiny. Such unauthorized public statements may damage Apifiny’s brand, reputation and public perception and adversely impact Apifiny’s business, financial condition and share price.

Apifiny’s personnel may make claims or allegations against Apifiny that could harm Apifiny’s reputation and public perception. If Apifiny does not handle these claims or allegations appropriately, Apifiny’s reputation, business, financial condition and share price may be adversely impacted.

Apifiny may have disputes with its management, employees and other personnel for various reasons. They may make allegations against Apifiny on matters such as discrimination, bullying, harassment and invasion of privacy. Their claims or allegations against Apifiny can harm Apifiny’s reputation and public perception, even if such claims or allegations are unfounded. Whether Apifiny can maintain the relationship with such personnel also depends on Apifiny’s ability to handle such claims or allegations appropriately. If Apifiny does not handle these claims or allegations appropriately, Apifiny may be exposed to adverse media coverage, investigations and/or legal proceedings and Apifiny’s reputation, business, financial condition and share price may be adversely impacted.

Due to the global locations of Apifiny’s personnel, Apifiny may not be able to fully comply with all applicable employment laws and regulations in all relevant locations.

Apifiny’s international locations subject it to employment laws and regulations of multiple jurisdictions. Further, with increased travel restrictions as a result of COVID-19, Apifiny’s personnel may need to work from home based in multiple locations around the world. Such arrangements can further increase the relevant employment law requirements and tax implications for Apifiny. Compliance with applicable employment laws and regulations that apply to Apifiny’s international locations may increase its cost of doing business and violation of these laws or regulations may interfere with Apifiny’s ability to offer its services competitively in one or more countries, expose Apifiny to fines and penalties or other sanctions, increase the risk of exposure to tax and other liabilities and result in the limitation or prohibition of Apifiny’s conduct of business.

Apifiny may not be able to effectively or appropriately administer employee incentive plans.

To attract and retain employees, as well as to comply with applicable employment laws, Apifiny has implemented employee incentive plans. Share-based compensation as a result of Apifiny’s issuance of options or other types of incentive securities under Apifiny’s employee incentive plans may increase Apifiny’s operating expenses and affect Apifiny’s capital structure, which may adversely impact the interests of Apifiny’s stockholders. In addition, if Apifiny is not able to effectively administer Apifiny’s employee incentive plans to the satisfaction of Apifiny’s employees, Apifiny may not be able to attract and retain highly qualified personnel and may face legal proceedings. This can result in adverse impact on Apifiny’s reputation, business and financial position and share price.

Apifiny is exposed to potential fraud risk and physical security threats, both internally and externally, which could result in loss of assets for Apifiny and its customers, as well as risk to the safety of Apifiny’s personnel.

Apifiny and its customers may incur losses from various types of fraud and physical security threats, both internally and externally. Apifiny’s personnel or service providers as well as external parties may commit fraudulent activities against Apifiny or Apifiny’s customers. Such activities may result in financial losses or increased costs to Apifiny or Apifiny’s customers, disclosure or misuse of Apifiny’s non-public information or Apifiny’s customer information, misappropriation of assets, privacy breaches against Apifiny’s customers and legal or regulatory proceedings.

Physical security threats may impose safety concerns to Apifiny’s personnel and their families and could include negative actions by attackers such as physical intimidation, threats of harm, kidnapping, extortion, blackmail or other actions designed to compromise Apifiny’s staff, contractors or third party service providers.

Despite measures Apifiny has taken to detect and reduce the occurrence of fraudulent or other malicious activity, Apifiny cannot guarantee that any of the measures will be effective in detecting or preventing such activities or will scale with Apifiny’s business.

Additionally, it is possible that both natural and unnatural events or disasters affecting Apifiny personnel and facilities could have an adverse impact on Apifiny operations. An attacker may intentionally create situations designed to disrupt business operations including sabotage of key facilities, demonstrations, active shooter, arson or other situations that could cause the facility to be unusable for any period of time. In addition, negative publicity or outcomes related to such behaviors could adversely affect Apifiny’s reputation. Apifiny’s failure to adequately detect or prevent fraud risk and physical security threats could harm its reputation or brand, result in litigation or regulatory action and lead to expenses that could adversely affect its reputation, business, financial condition, results of operations and share price.

Risks Related to Apifiny’s Intellectual Property

Third parties may make claims or bring legal proceedings against Apifiny for alleged infringement of their intellectual property rights and consequences could include having to cease offering Apifiny’s products or services.

In recent years, there has been considerable intellectual property development activity in Apifiny’s industry, as well as litigation, based on allegations of infringement or other violations of intellectual property rights. Furthermore, individuals and groups can purchase patents and other intellectual property assets for the purpose of making claims of infringement to extract settlements from companies like ours.

Apifiny’s use of third-party intellectual property rights also may be subject to claims of infringement or misappropriation. Apifiny cannot guarantee that its internally developed or acquired technologies and content do not or will not infringe the intellectual property rights of others. From time to time, its competitors or other third parties may claim that Apifiny is infringing upon or misappropriating their intellectual property rights and Apifiny may be found to be infringing upon such rights. Apifiny has not investigated whether technologies Apifiny use potentially infringe third parties’ intellectual property or similar rights.

In addition, if others have or obtained a valid patent covering technology critical to Apifiny’s business, there can be no guarantee that they would be willing to license such technology at acceptable prices or at all, which could have an adverse effect on Apifiny’s business, financial condition and results of operations. Moreover, if for any reason Apifiny were to fail to comply with its obligations under an applicable agreement licensing intellectual property, it may be unable to operate, which would also have a material adverse effect on its business, financial condition and results of operations.

Any claims or litigation could cause Apifiny to incur significant expenses and, if successfully asserted against Apifiny, could require that Apifiny pay substantial damages or ongoing royalty payments, prevent Apifiny from offering its products or services or using certain technologies, force Apifiny to implement expensive workarounds or impose other unfavorable terms. Even at an interim stage, Apifiny could be enjoined from using the relevant intellectual property and have to cease offering its products or services as a result. Apifiny expects that the occurrence of infringement claims is likely to grow as the digital assets market grows and matures. Accordingly, Apifiny’s exposure to damages resulting from infringement claims could increase and this could further exhaust its financial and management resources. Further, during the course of any litigation, Apifiny may make announcements regarding the results of hearings, motions and other interim developments. If securities analysts and investors regard these announcements as negative, the market price of Apifiny’s shares may decline. Even if intellectual property claims do not result in litigation or are resolved in its favor, these claims and the time and resources necessary to resolve them, could divert the resources of Apifiny’s management and require significant expenditures. Any of the foregoing could prevent Apifiny from competing effectively and could have an adverse effect on Apifiny’s reputation, business, operating results, financial condition and share price.

If Apifiny does not adequately protect its intellectual property rights, Apifiny may incur significant costs and its reputation, business, financial condition, results of operations and share price may be adversely affected.

Apifiny expects that only a portion, if any, of the intellectual property used in the operation of Apifiny’s business is patent eligible or potentially patentable and therefore it will rely significantly on trade secrets and copyright protection. Apifiny also expects that it will rely on trade secret protection and confidentiality agreements with its employees, consultants, suppliers, third-party service providers and others to protect its intellectual property and proprietary rights. Nevertheless, the steps Apifiny plans to take to protect its intellectual property and proprietary rights against infringement or other violation may be inadequate and it may experience difficulty in effectively limiting the unauthorized use of its intellectual property and proprietary rights worldwide. Apifiny also cannot guarantee that others will not independently develop technology with the same or similar function to any proprietary technology it relies on to conduct its business and differentiate itself from competitors. Apifiny expects others to try to do so.

Apifiny could incur significant costs and management distraction in pursuing claims to enforce its intellectual property and proprietary rights through litigation and defending any alleged counterclaims. If Apifiny is unable to protect or preserve the value of its patents, trade secrets, trade and service marks, copyright or other intellectual property and proprietary rights for any reason, its brand and reputation could be damaged and its business, financial condition, results of operations and share price could be adversely affected.

Risks Related to the Digital Asset Industry

The future development and growth of digital assets is subject to a variety of factors that are difficult to predict and evaluate. If digital assets do not grow as Apifiny expects, Apifiny’s business, operating results and financial condition could be adversely affected.

Digital assets built on blockchain technology remain in the early stages of development. Digital assets are a new asset class that, as of yet, have not been widely adopted, particularly by institutional investors and corporate securities issuers. The majority of Apifiny’s business will rely on the acceptance and use by such investors and issuers of digital assets at a scale to create demand for Apifiny’s products and services sufficient to make Apifiny’s business commercially viable. Though Apifiny believes that the anticipated benefits of digital assets will create such demand, there can be no assurance that this will occur, or if it does occur, that it will be in the near term.

The further growth and development of any digital assets and their underlying networks and other cryptographic and algorithmic protocols governing the creation, transfer and usage of digital assets represent a new and evolving paradigm that is subject to a variety of factors and associated risks that are difficult to evaluate, including:

•        Many digital asset networks have limited operating histories, have not been validated in production and are still in the process of developing and making significant decisions that will affect the design, supply, issuance, functionality and governance of their respective digital assets and underlying blockchain networks, any of which could adversely affect their respective digital assets.

•        Many digital asset networks are in the process of implementing software upgrades and other changes to their protocols, which could introduce bugs and security risks or adversely affect the respective cryptocurrency networks.

•        Several large networks, including bitcoin and Ethereum, are developing new features to address fundamental speed, scalability and energy usage issues. If these issues are not successfully addressed, or are unable to receive widespread adoption, it could adversely affect the underlying digital assets.

•        Security issues, bugs and software errors have been identified with many digital assets and their underlying blockchain networks, some of which have been exploited by malicious actors. There are also inherent security weaknesses in some digital assets, such as when creators of certain cryptocurrency networks use procedures that could allow hackers to counterfeit tokens. Any discovered or previously unknown weaknesses identified with digital assets could adversely affect price, security, liquidity and adoption. If a malicious actor, group or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the compute or staking power on a cryptocurrency network, as has happened in the past, it may be able to manipulate transactions, which could cause financial losses to holders, damage the network’s reputation and security and adversely affect its value.

•        The emergence of quantum computing and its potential for shortening the time required by governments, criminals and unauthorized third parties to factor and derive the very large seed numbers (e.g., private keys) associated with current public key cryptography poses a future risk to current approaches to blockchain cryptography that protect many digital assets from theft or loss.

•        The development of new technologies for mining, such as improved application-specific integrated circuits (“ASICs”), or changes in industry patterns, such as the consolidation of mining power in a small number of large mining farms, could reduce the security of blockchain networks and reduce the price and attractiveness of digital assets.

•        If rewards and transaction fees for miners or validators on any particular digital asset network are not sufficiently high to attract and retain miners, a digital asset network’s security and speed may be adversely affected, increasing the likelihood of a malicious attack.

•        Many digital assets have concentrated ownership or an “admin key,” allowing a small group of holders to have significant unilateral control and potentially collusive influence over key decisions relating to their digital asset networks, such as governance decisions and protocol changes, as well as the market price of such digital assets.

•        The governance of many decentralized blockchain networks is by voluntary consensus and open competition and many developers are not directly compensated for their contributions. As a result, there may be a lack of consensus or clarity on the governance of any particular cryptocurrency network, a lack of incentives for developers to maintain or develop the network and other unforeseen issues, any of which could result in unexpected or undesirable errors, bugs or changes or stymie such network’s utility and ability to respond to challenges and grow.

•        Many digital asset networks are in the early stages of developing partnerships and collaborations, all of which may not succeed and adversely affect the usability and adoption of the respective digital assets.

•        Governments, quasi-government and financial institutions may impose additional regulation on digital assets and blockchain technology or more vigorously enforce existing regulation and the regulatory environment and enforcement landscape for digital assets is changing and unpredictable.

•        Consumer demographics, public tastes and preferences and general economic conditions may change and affect the acceptance and popularity of digital assets.

•        Forks of digital assets may occur at any time. A fork can lead to a disruption of networks and Apifiny’s information technology systems, cybersecurity attacks, replay attacks or security weaknesses, any of which can further lead to assets being unavailable for a period of time or temporary or even permanent loss of assets.

Various other technical issues have also been uncovered from time to time that resulted in disabled functionalities, theft of customers’ assets and other negative consequences and which required resolution with the attention and efforts of their global miner, customer and development communities. If any such risks or other risks materialize, and in particular if they are not resolved, the development and growth of digital assets may be significantly affected and, as a result, Apifiny’s business, operating results and financial condition could be adversely affected.

Many participants in the financial industry (including regulators) and other industries may oppose the development of products and services that utilize blockchain technology. The market participants who may oppose such products and services may include entities with significantly greater resources, including financial resources and political influence, than Apifiny has. The ability of Apifiny to operate and achieve its commercial goals could be adversely affected by any actions of any such market participants that result in additional regulatory requirements or other activities that make it more difficult for Apifiny to operate.

The blockchain industry as a whole has been characterized by rapid changes and innovations and is constantly evolving. Although it has experienced significant growth in recent years, the slowing or stopping of the development, general acceptance and adoption and usage of blockchain technology and digital assets may adversely impact Apifiny’s reputation, business, financial condition, results of operations and share price.

Due to unfamiliarity and some negative publicity associated with digital asset platforms, existing and potential customers may lose confidence in digital asset platforms more generally.

Digital asset platforms are relatively new. Many of Apifiny’s competitors are unlicensed, less regulated, operate without supervision by any governmental authorities and do not provide the public with significant information regarding their ownership structure, management team, corporate practices, cybersecurity and regulatory compliance. Negative news, a lack of stability and standardized regulation of digital assets, the closure or temporary shutdown of digital asset platforms due to fraud, business failure, hackers or malware, ransomware or government mandated regulation and associated losses suffered by customers may reduce confidence in the digital assets and result in greater volatility of the prices of assets, including significant depreciation in value. As a result, customers and the general public may lose confidence in digital asset platforms more generally, which can adversely impact Apifiny’s reputation, business, financial condition, results of operations and share price.

Volatility in the price of digital assets could cause significant fluctuation in Apifiny’s operating results and adversely affect Apifiny’s business and financial position.

The prices of digital assets, including bitcoin, Ether and other digital assets have historically been subject to dramatic fluctuations and are highly volatile. A decrease in the price of a single digital asset may cause volatility in the entire digital asset industry. Certain digital assets may become more volatile and less liquid in a very short period of time, resulting in market prices being subject to erratic and abrupt market movement, which could harm Apifiny’s business. For instance, abrupt changes in volatility or market movement can lead to extreme pressures on Apifiny’s trading platforms and infrastructure that can lead to inadvertent suspension of services across parts of the platforms or the entire platforms. In addition, a security breach that affects purchaser or customer confidence in bitcoin or Ether may also affect the industry as a whole. This volatility may adversely affect interest in and demand for the products and services Apifiny seeks to offer and cause Apifiny’s operating results to fluctuate. This may adversely affect Apifiny’s reputation, business, financial condition, results of operations and share price.

The redemption risk and regulatory risk associated with stablecoins may adversely affect Apifiny’s business and financial position.

Stablecoin are digital assets designed to minimize price volatility. A stablecoin is designed to track the price of an underlying asset such as fiat money or an exchange-traded commodity. Apifiny expects to support one or more stablecoins in its business lines.

Stablecoins, such as USDC and Tether (USDT), have a unique risk associated with redemption of the token for the underlying asset. The underlying assets are often invested into perceived “safe” investments such as treasuries. However, there is no guarantee that the underlying assets are put into instruments that are as safe as they are supposed to be. There is a risk that the assets may not be redeemable at the 1:1 redemption ratio (e.g. USDC: 1 USD for 1 USDC) if an issue occurs with the underlying asset. The issuers of stablecoins may also not be able to provide sufficient underlying assets to back the stablecoins.

In addition, the regulatory treatment of fiat-backed stablecoins is highly uncertain and the U.S. President’s Working Group on Financial Markets recently proposed requiring issuers of stablecoins to be insured depository institutions and providers of custodial wallets to comply with additional federal legal requirements. The resale of such stablecoins may implicate a variety of banking, deposit, money transmission, prepaid access and stored value, anti-money laundering, commodities, securities, sanctions and other laws and regulations in the various jurisdictions relevant to Apifiny’s business. The risks associated with stablecoins may adversely affect interest in and demand for the products and services Apifiny seeks to offer and subject Apifiny to additional regulatory uncertainties, which may result in enforcement actions, litigation, significant costs being incurred, fines and other penalties, as well as adversely affect Apifiny’s business, financial condition, results of operations and share price.

Political, economic or other crises may motivate large-scale sales of digital assets, which would result in a reduction in values and adversely affect Apifiny.

As an alternative to fiat currencies that are backed by central governments, digital assets, which are relatively new, are subject to supply and demand forces based upon the desirability of an alternative, decentralized means of buying and selling goods and services and it is unclear how such supply and demand will be impacted by geopolitical events. For example, political or economic crises could motivate large-scale acquisitions or sales of digital assets either globally, regionally or locally. Large-scale sales of certain digital assets could result in a reduction in their value and could adversely affect Apifiny’s reputation, business, financial condition, results of operations and share price.

Cyberattacks and security breaches of Apifiny’s trading platforms or those impacting Apifiny’s customers or third parties could adversely impact Apifiny’s brand and reputation and its business, operating results and financial condition.

The blockchain industry is a particularly attractive target for cyberattacks and incidents. Thefts of digital assets could result in potentially significant financial losses to Apifiny and its customers. Cybersecurity incidents may occur through intentional or unintentional acts by individuals or groups having authorized or unauthorized access to Apifiny’s systems or Apifiny’s customers’ or counterparties’ information, or exchanges on which Apifiny trades, all of which may include confidential information. These individuals or groups include employees, third-party service providers, customers and unauthorized individual attackers or groups of attackers. Apifiny reviews that its third party custodians of digital assets undertake security measures pursuant to Apifiny’s security policies and standards. Cybersecurity incidents involving Apifiny or its custody service providers that lead to the loss of digital assets may have an adverse effect on Apifiny’s business, operating results and financial condition.

The information and technology systems used by Apifiny and its service providers are vulnerable to unauthorized access, damage or interruption from, among other things: hacking, ransomware, malware and other computer viruses; denial of service attacks; network failures; computer and telecommunication failures; phishing attacks; infiltration by unauthorized persons; fraud; security breaches; usage errors by their respective professionals; power outages; terrorism; and catastrophic events such as fires, tornadoes, floods, hurricanes and earthquakes. The digital asset exchange industry is a significant target for fraud.

Apifiny’s business involves the collection, storage, processing and transmission of confidential information, customer, employee, service provider and other personal data, as well as information required to access customer assets. Apifiny aims to establish and operate a platform that offers its customers a secure way to purchase, store and transact in digital assets. As a result, any actual or perceived security breach of Apifiny or Apifiny’s third-party partners service providers may:

•        harm Apifiny’s reputation and brand;

•        result in Apifiny’s systems or services being unavailable and interrupt Apifiny’s operations;

•        result in improper disclosure of data and violations of applicable privacy and other laws;

•        result in significant regulatory scrutiny, investigations, fines, penalties and other legal, regulatory and financial exposure;

•        cause Apifiny to incur significant remediation costs;

•        lead to theft or irretrievable loss of the fiat currencies or digital assets of Apifiny or its customers;

•        reduce customer confidence in or decreased use of Apifiny’s products and services;

•        divert the attention of management from the operation of Apifiny’s business;

•        result in significant compensation or contractual penalties from Apifiny to its customers or third parties as a result of losses to them or claims by them; and

•        adversely affect Apifiny’s business and operating results.

Further, any actual or perceived breach or cybersecurity attack directed at other financial institutions or digital asset companies, whether or not Apifiny is directly impacted, could lead to a general loss of customer confidence in the landscape of digital assets or in the use of technology to conduct financial transactions, which could negatively impact Apifiny, including the market perception of the effectiveness of Apifiny’s security measures and technology infrastructure.

An increasing number of organizations, including large merchants, businesses, technology companies and financial institutions, as well as government institutions, have disclosed breaches of their information security systems, some of which have involved sophisticated and highly targeted attacks, including on their websites, mobile applications and infrastructure.

Attacks upon systems across a variety of industries, including the digital asset industry, are increasing in their frequency, persistence and sophistication and, in many cases, are being conducted by sophisticated, well-funded and organized groups and individuals, including state actors. The techniques used to obtain unauthorized, improper or illegal access to systems and information (including customers’ personal data and digital assets), disable or degrade services or sabotage systems are constantly evolving, may be difficult to detect quickly and often are not recognized or detected until after they have been launched successfully against a target. These attacks may occur on Apifiny’s systems or those of Apifiny’s third-party service providers or supply-chain partners. Recent incidents have highlighted the importance and vulnerability of the supply chain and supplier security. Cyberattacks, incidents or other issues that impact or disrupt Apifiny’s suppliers or supply chain could harm Apifiny even if Apifiny’s systems are left undisturbed. For example, social engineering attacks may be designed to deceive employees and service providers into releasing control of Apifiny’s systems to a hacker, while others may aim to introduce computer viruses or malware into Apifiny’s systems via third party supply chain partners, with a view to stealing confidential or proprietary data. Additionally, certain threats are designed to remain dormant or undetectable until launched against a target and Apifiny may not be able to implement adequate preventative measures.

Attacks against end users and customers of cryptocurrency exchanges also are pervasive and include hacking, malware, browser-based attacks such as malicious extensions, ransomware, viruses and numerous other approaches to compromise external customer workstations and takeover financial and email accounts. Although Apifiny has incorporated strong protections for its customer accounts, it cannot protect its customers against internet flaws, third party software vulnerabilities, browser attacks, targeted hacking of exchange customers and other security and privacy problems that internet users continuously encounter today.

Although Apifiny’s systems and processes are designed to protect the assets and data Apifiny manages, reduce data loss, minimize security breaches and effectively respond to known and potential risks, Apifiny expects to continue to expend significant resources to bolster these protections and there can be no assurance that these security measures will provide absolute security or prevent breaches or attacks.

Concerns about Apifiny’s practices with regard to the collection use, disclosure or safekeeping of confidential information, personal data and assets, even if unfounded, could adversely affect its operating results. Furthermore, failures of Apifiny’s cybersecurity system could harm Apifiny’s reputation, subject it to legal claims and otherwise adversely affect Apifiny’s reputation, business, financial condition, results of operations and share price.

Blockchain networks, digital assets and the exchanges on which such assets are traded are dependent on internet infrastructure and are susceptible to system failures, security risks and rapid technological change.

The success of blockchain technology-based products and services will depend on the continued development of a stable infrastructure, with the necessary speed, data capacity and security and complementary products such as high-speed networking for providing reliable internet access and scalable enterprise-grade cloud services. Digital assets have experienced and are expected to continue to experience significant growth in the number of customers and amount of content. There is no assurance that the relevant public infrastructure will continue to be able to support the demands placed on it by this continued growth or that the performance or reliability of blockchain technology will not be adversely affected by this continued growth. There is also no assurance that the infrastructure or complementary products or services necessary to make digital assets a viable product for their intended use will be developed in a timely manner or that such development will not result in the requirement of incurring substantial costs to adapt to changing technologies. The failure of these technologies or platforms or their development could adversely affect Apifiny’s reputation, business, financial condition, results of operation and share price.

Furthermore, digital assets are created, issued, transmitted and stored according to protocols run by nodes within the blockchain network. It is possible these protocols have undiscovered or undisclosed flaws or could be subject to network scale attacks which could result in losses to Apifiny. Finally, advancements in quantum computing could break the cryptographic integrity of protocols which secure certain digital assets.

Malicious actors can potentially manipulate blockchain networks and smart contract technology upon which digital assets rely and increase the vulnerability of the blockchain networks.

If a malicious actor, including a group of criminals or state-sponsored group, is able to cyberattack or otherwise exert unilateral control over a particular blockchain network or the digital assets on such a network, that actor could attempt to divert assets from that blockchain or otherwise prevent the confirmation of transactions recorded on that blockchain. Such an event may adversely impact Apifiny’s reputation, business, results of operations, financial condition and share price.

Digital assets have been the subject of attempted manipulation by hackers to use them for malicious purposes. For example, misuses could occur if a malicious actor obtains a majority of the processing power controlling the digital asset validating activities and altering the blockchain on which digital asset transactions rely. Moreover, if the award for solving transaction blocks for a particular digital asset declines and transaction fees are not sufficiently high, the incentive to continue validating blockchain transactions would decrease and could lead to a stoppage of validation activities. The collective processing power of that blockchain would be reduced, which would adversely affect the confirmation process for transactions by decreasing the speed of the adaptation and adjustment in the difficulty for transaction block solutions. Such slower adjustments would make the blockchain network more vulnerable to malicious actors’ obtaining control of the processing power over blockchain network processing.

Depositing and withdrawing digital assets into and from Apifiny’s trading platforms involve risks, which could result in loss of customer assets, customer disputes and other liabilities, which could adversely impact Apifiny’s business.

In order to establish ownership of a digital asset, a person must possess the private key associated with the blockchain network address. Keys come in pairs consisting of a private key and a public key. A public key is derived from the private key and is represented on the blockchain network as a unique address; typically this address is derived from the public key through the use of a “one way” cryptographic function. Some networks use account names linked to the public keys rather than addresses. A “wallet” is used to manage private and public key pairs for the wallet owner. Apifiny will be unable to eliminate entirely the potential risk of internal and external fraud in relation to the theft of private keys, including through collusion or otherwise, by employees or service providers.

Customer funds at connected exchanges may be kept in segregated wallets with certain funds kept in cold wallets with offline private keys.

To deposit digital assets held by a customer into Apifiny trading platforms, Apifiny provides a specific blockchain network address to the customer to make the deposit to. The network address is generated from a dedicated receiving wallet. The customer uses their private key to digitally sign the transaction to prove ownership of the assets on the associated network address and transfer funds to the address provided by Apifiny. Apifiny screens incoming deposit transactions through its internal compliance and screening process that checks for a history of high risk activity and sanctioned addresses.

In order to withdraw digital assets from Apifiny’s trading platforms, the customer must provide Apifiny with a withdrawal address. Apifiny uses a dedicated outbound wallet to process customer withdrawals. Withdrawal addresses are subject to checks for high risk activity and sanctioned addresses.

In addition, some digital asset networks require additional information to be provided in the transaction in connection with any transfer of digital assets to or from Apifiny’s trading platforms. A number of errors can occur in the process of depositing or withdrawing such digital assets, such as typographical errors, mistakes or the failure to include the information required by the blockchain network. For instance, a customer may incorrectly enter Apifiny’s wallet’s deposit address or the desired recipient’s address when depositing and withdrawing from Apifiny’s trading platforms, respectively. Alternatively, a customer may transfer digital assets to a wallet address that the customer does not own, control or hold the private keys to. Additionally, a malicious actor may take over an Apifiny customer’s account due to security problems outside of Apifiny’s control, such as malware in the customer’s browser or other account theft/takeover scenarios on the customer side. In addition, each wallet address is only compatible with the underlying blockchain network on which it is created. For instance, a bitcoin wallet address can only be used to send and receive bitcoins. If any Ether or other digital asset is sent to a bitcoin wallet address, or if any of the foregoing errors occur, all of the customer’s digital assets will be permanently and irretrievably lost with no means of recovery.

Apifiny may encounter such incidents with Apifiny’s customers, which could result in customer disputes, damage to Apifiny’s brand and reputation, legal claims against Apifiny and financial liabilities, any of which could adversely affect Apifiny’s reputation, business, results of operations, financial condition and share price.

A temporary or permanent blockchain “fork” to any supported digital asset could adversely affect Apifiny’s business.

Blockchain protocols, including bitcoin and Ethereum, are open source. Any user can download the software, modify it and then propose that bitcoin, Ethereum or other blockchain protocols users and miners adopt the modification. When a modification is introduced and a substantial majority of users and miners consent to the modification, the change is implemented and the bitcoin, Ethereum or other blockchain protocol networks, as applicable, remain uninterrupted. However, if less than a substantial majority of users and miners consent to the proposed modification, and the modification is not compatible with the software prior to its modification, the consequence would be what is known as a “fork” (i.e., “split”) of the impacted blockchain protocol network and respective blockchain, with one prong running the pre-modified software and the other running the modified software. The effect of such a fork would be the existence of two parallel versions of the bitcoin, Ethereum or other blockchain protocol network, as applicable, running simultaneously, but with each split network’s digital asset lacking interchangeability.

Both bitcoin and Ethereum protocols have been subject to “forks” that resulted in the creation of new networks, including Bitcoin Cash ABC, Bitcoin Cash SV, Bitcoin Diamond, Bitcoin Gold, Ethereum Classic and others. Some of these forks have caused fragmentation among platforms as to the correct naming convention for forked digital assets. Due to the lack of a central registry or rulemaking body, no single entity has the ability to dictate the nomenclature of forked digital assets, causing disagreements and a lack of uniformity among platforms on the nomenclature of forked digital assets and which results in further confusion to customers as to the nature of assets they hold on platforms. In addition, several of these forks were contentious and as a result, participants in certain communities may harbor ill will towards other communities. As a result, certain community members may take actions that adversely impact the use, adoption and price of bitcoin, Ether or any of their forked alternatives.

Furthermore, hard forks can lead to new security concerns. For instance, when the Ethereum and Ethereum Classic networks split in July 2016, replay attacks, in which transactions from one network were rebroadcast on the other network to achieve “double-spending,” plagued platforms that traded Ethereum through at least October 2016, resulting in significant losses to some digital asset platforms. Similar replay attacks occurred in connection with the Bitcoin Cash and Bitcoin Cash SV network split in November 2018. Another possible result of a hard fork is an inherent decrease in the level of security due to the splitting of some mining power across networks, making it easier for a malicious actor to exceed 50% of the mining power of that network, thereby making digital assets that rely on proof-of-work more susceptible to attack, as has occurred with Ethereum Classic.

Apifiny does not believe that it is required to support any fork or provide the benefit of any forked digital asset to its customers. However, Apifiny expects that it may in the future continue to be subject to claims by customers arguing that they are entitled to receive certain forked or airdropped digital assets by virtue of digital assets that they hold with Apifiny. If any customers succeed on a claim that they are entitled to receive the benefits of a forked or airdropped digital asset that Apifiny does not or is unable to support, Apifiny may be required to pay significant damages, fines or other fees to compensate customers for their losses.

A fork can also divert investors from the listed digital asset to new assets on the fork that are not listed by Apifiny’s trading platforms. Apifiny may not be able to list the forked digital assets for technical, legal or other reasons. This can adversely impact the trading volume on Apifiny’s trading platforms.

Future forks may occur at any time. A fork can lead to a disruption of networks and Apifiny’s information technology systems, cybersecurity attacks, replay attacks or security weaknesses, any of which can further lead to assets being unavailable for a period of time, temporary or even permanent loss of assets. Such disruption and loss could cause Apifiny to be exposed to liability, even in circumstances where Apifiny has no intention of supporting an asset compromised by a fork.

As such, a temporary or permanent blockchain “fork” to any supported digital asset may adversely affect Apifiny’s reputation, business, results of operations, financial condition and share price.

Apifiny expects to support certain smart contract-based digital assets. If the underlying smart contracts for these digital assets do not operate as expected, they could lose value and Apifiny’s business could be adversely affected.

Apifiny expects to support various digital assets that represent units of value on smart contracts deployed on a third party blockchain. Smart contracts are programs that store and transfer value and execute automatically when certain conditions are met. Since smart contracts typically cannot be stopped or reversed, vulnerabilities in their logic, programming and design can have damaging effects. If any such vulnerabilities or flaws come to fruition, smart contract-based digital assets, including those held by Apifiny’s customers, may suffer negative publicity, be exposed to security vulnerabilities, decline significantly in value and lose liquidity over a short period of time.

In some cases, smart contracts can be controlled by one or more “admin keys” or users with special privileges (“super users”). These super users have the ability to unilaterally, or to collude to, make changes to the smart contract, enable or disable features on the smart contract, change how the smart contract receives external inputs and data and make other changes to the smart contract. For smart contracts that hold a pool of reserves, these users may also be able to extract funds from the pool, liquidate assets held in the pool or take other actions that decrease the value of the assets held by the smart contract in reserves. Even for digital assets that have adopted a decentralized governance mechanism, such as smart contracts that are governed by the holders of a governance token, such governance tokens can be concentrated in the hands of a small group of core community members, who would be able to make similar changes unilaterally to the smart contract. If any such super user or group of core members unilaterally make adverse changes to a smart contract, the design, functionality, features and value of the smart contract, its related digital assets may be harmed. In addition, assets held by the smart contract in reserves may be stolen, misused, burnt, locked up or otherwise become unusable and irrecoverable. These super users can also become targets of hackers and malicious attackers. If an attacker is able to access or obtain the super user privileges of a smart contract, or if a smart contract’s super-users or core community members take actions that adversely affects the smart contract, Apifiny customers who hold and transact in the affected digital assets may experience decreased functionality and value of the applicable digital assets, up to and including a total loss of the value of such digital assets. Although Apifiny does not control these smart contracts, any such events could cause customers to seek damages against Apifiny for their losses, result in reputational damage to Apifiny or in other ways adversely impact Apifiny’s business, results of operations, financial condition and share price.

Apifiny may encounter technical issues in connection with the integration of supported digital assets and changes and upgrades to their underlying networks, which could adversely affect Apifiny’s business.

In order to support any supported digital asset, a variety of front and back-end technical and development work and integration is required to implement Apifiny’s wallet, custody, trading, staking and other solutions for Apifiny’s customers and to integrate such supported digital asset with Apifiny’s existing technical infrastructure. Apifiny had no staking activity and generated no revenue from staking since it started its operations. For certain digital assets, a significant amount of development work is required and there is no guarantee that Apifiny will be able to integrate successfully with any existing or future digital asset. In addition, such integration may introduce software errors, performance concerns or security weaknesses into Apifiny trading platforms, including Apifiny’s existing infrastructure. Even if such integration is initially successful, any number of technical changes, software upgrades, soft or hard forks, cybersecurity incidents or other changes to the underlying blockchain network may occur from time to time, causing incompatibility, technical issues, disruptions or security weaknesses to Apifiny’s trading platforms. If Apifiny is unable to identify, troubleshoot and resolve any such issues successfully, it may no longer be able to support such digital asset, its customers’ assets may be frozen or lost, the security of Apifiny’s hot, warm or cold wallets may be compromised and its platform and technical infrastructure may be affected, all of which could adversely impact its business.

If miners or validators of any supported digital asset demand high transaction fees, the operating results of Apifiny may be adversely affected.

Apifiny may charge withdrawal fees when a customer sends certain digital assets from their Apifiny account to a non-Apifiny account. Apifiny estimates the withdrawal fee based on the cost that Apifiny will incur to process the withdrawal transaction on the underlying blockchain network. In addition, Apifiny also pays miner fees when Apifiny moves digital assets for various operational purposes, such as when Apifiny transfers digital assets between Apifiny’s hot and cold wallets, for which Apifiny does not charge its customers. However, miner fees can be unpredictable. If the block rewards for miners on any blockchain network are not sufficiently high to incentivize miners, this may lead to higher transaction fees. Apifiny’s payment of miner fees in excess of what it is able to charge its customers would negatively impact Apifiny’s operating results.

The value and existence of the digital assets held by Apifiny and its customers are dependent on the existence, actions, integrity and governance of the underlying blockchains. The underlying blockchain networks can potentially unilaterally take actions that adversely impact on the value of Apifiny and its customers’ digital assets or such digital assets or transactions can be cancelled.

The value and existence of the digital assets held by Apifiny and its customers are dependent on the existence, actions, integrity and governance of the underlying blockchains, including but not limited to the blockchain underlying bitcoin, the Ethereum network (ERC-20), Binance Smart Chain (BSC), Terra blockchain, Compound Chain, Avalanche network, Solana and Polkadot network. Any number of technical changes, software upgrades, soft or hard forks, cybersecurity incidents, governance decisions or other changes to the underlying blockchain network may occur from time to time, which can cause incompatibility, technical issues, disruptions or security weaknesses to Apifiny’s trading platforms or render certain digital assets valueless. If Apifiny is unable to identify, troubleshoot and resolve any such issues successfully, it may no longer be able to support such digital asset, Apifiny and its customers’ assets may be frozen or lost, transactions may be cancelled, the security of Apifiny or its customers’ wallets may be compromised and Apifiny’s trading platforms and technical infrastructure may be affected, all of which could adversely impact Apifiny’s reputation, business, operating results, financial condition and share price.

Apifiny’s digital currencies may be subject to loss, theft or restriction on access.

There is a risk that some or all of Apifiny’s digital assets could be lost or stolen. Digital currencies are stored in digital currency sites commonly referred to as “wallets” by holders of digital currencies which may be accessed to exchange a holder’s digital currency assets. Hackers or malicious actors may launch attacks to steal, compromise or secure digital currencies, such as by attacking the digital currency network source code, exchange miners, third-party platforms, cold and hot storage locations or software, or by other means. Apifiny may be in control and possession of one of the more substantial holdings of digital currency. As Apifiny increases in size, it may become a more appealing target of hackers, malware, cyber-attacks or other security threats. Any of these events may adversely affect Apifiny’s operations and, consequently, Apifiny’s investments and profitability. The loss or destruction of a private key required to access Apifiny’s digital wallets may be irreversible and Apifiny may be denied access for all time to its digital currency holdings or the holdings of others held in those compromised wallets. Apifiny’s loss of access to its private keys or Apifiny’s experience of a data loss relating to its digital wallets could adversely affect Apifiny’s investments and assets.

Risks Related to Legal Matters and Regulations

It may be illegal now or in the future to acquire, own, hold, sell or use bitcoin, ether or other cryptocurrencies, participate in the blockchain or utilize similar digital assets in one or more countries, the ruling of which could adversely affect Apifiny.

Although currently bitcoin, ether and other cryptocurrencies, the Blockchain and digital assets generally are not regulated or are lightly regulated in some countries, one or more countries, including China, have taken regulatory actions that severely restricts the rights to acquire, own, hold, sell or use these digital assets or to exchange for fiat currency and other countries may impose similar restrictions in the future. Such restrictions may adversely affect Apifiny. Such circumstances could have a material adverse effect on Apifiny’s ability to continue as a going concern, which could have a material adverse effect on Apifiny’s business, prospects or operations and potentially the value of any cryptocurrencies Apifiny holds or expects to acquire for its own account and harm investors.

If regulatory changes or interpretations require changes in the way bitcoin or other digital assets are regulated (i) under the securities laws of the United States or elsewhere, including the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the Investment Company Act of 1940 (the “Investment Company Act”) or similar laws of other jurisdictions and interpretations by the SEC, or (ii) by the Commodity Futures Trading Commission (the “CFTC”), the Internal Revenue Service (“IRS”), Department of Treasury or other agencies or authorities, Apifiny may be required to register and comply with such regulations, including at a state or local level. To the extent that the Company decides to continue operations, the required registrations and regulatory compliance steps may result in extraordinary expense or burdens to Apifiny. Apifiny may also decide to cease certain operations. Any disruption of Apifiny’s operations in response to the changed regulatory circumstances may be at a time that is disadvantageous to Apifiny.

Apifiny is subject to a multi-jurisdictional legal and regulatory environment, which can be complex and conflicting and its regulatory compliance framework may not be sufficient to mitigate all relevant legal and regulatory compliance risks across the relevant jurisdictions.

Due to the geographical span of Apifiny’s business, personnel, office locations, as well as the complexity of its product and services, Apifiny is subject to a multi-jurisdictional legal and regulatory environment, which can be complex and conflicting. The lack of global cooperation and coordination between regulators may result in inconsistent regulatory framework and enforcement approaches. It is also difficult for Apifiny to correctly determine which legal regime has priority. Such complexity presents challenges to Apifiny’s ability to comply with all relevant laws and regulations, including regulatory, licensing and public disclosure requirements, financial crime prevention requirements (AML/CTF and anti-bribery and corruption), data protection and privacy, cybersecurity, consumer protection, tax and product related laws and regulations.

Apifiny continues to develop and implement its regulatory compliance framework. Apifiny intends to maintain regular communications with the regulators in the jurisdictions in which it holds or wishes to seek licenses or approvals. In addition, to ensure ongoing regulatory compliance, Apifiny intends to monitor legal and regulatory changes as well as obtain supplementary support from external experts. However, significant further investment and efforts will be needed to achieve this goal and, given Apifiny’s limited operating history and resources, Apifiny may not be able to do so quickly enough or adequately.

Apifiny’s compliance framework may not meet the expectations of regulators in the jurisdictions relevant to Apifiny’s business and may not be sufficient to mitigate all relevant legal and regulatory compliance risks across the relevant jurisdictions. Failure by Apifiny to comply with applicable legal and regulatory requirements in relevant jurisdictions may lead to loss of license and ability to do business in the impacted jurisdictions, enforcement actions, investigations, litigation and other legal proceedings resulting in material costs, fines and other penalties, which can adversely impact its brand, reputation, business, operating results, financial condition and share price.

Apifiny’s failure to obtain and maintain required regulatory licenses or approvals, or otherwise comply with any laws and regulations, could adversely affect its ability to launch its product or to offer its product to certain segments of customers around the world.

Apifiny’s businesses involve certain activities that require regulatory licenses and qualifications. These activities are subject to material, costly and constraining regulations in jurisdictions worldwide.

Apifiny’s businesses may require regulatory licenses and approvals from multiple jurisdictions that Apifiny does not currently have. The process of acquiring and maintaining these licenses and qualifications will be costly and time-consuming, will occupy material management attention and is not certain to be successful. Apifiny may not meet the requirements for such licenses or qualifications, including, for example, minimum capital requirements, or may fail to secure discretionary approval of relevant regulatory bodies. A failure or delay in receiving approval for a license or qualification, or an approval that is more limited in scope than initially requested or subsequently limited or rescinded, could have a significant and negative effect on Apifiny, including the risk that a competitor gains a first-mover advantage. Apifiny may also experience difficulties in entering into markets where competitors have already obtained relevant licenses and have longer operating history and customer base.

Apifiny may need to significantly alter its business model or cease offering products and services in certain jurisdictions and may not ever be able to offer products and services in the United States or such other prominent jurisdictions. This may adversely impact its reputation, business, operating results, financial condition and share price.

As a registered MSB, Apifiny is subject to the jurisdiction of the U.S. Financial Crimes Enforcement Network (“FinCEN”) and U.S. anti-money laundering and counter-terrorist financing laws and regulations, including reporting obligations. If Apifiny fails to comply such obligations, Apifiny may be subject to investigations, enforcement actions, fines or other penalties and its ability to seek approvals or licenses in the United States or elsewhere in the future may also be adversely impacted.

Further, the law and regulation in jurisdictions relevant to Apifiny’s business in many instances remains unclear, uncertain, rapidly evolving and not assured to develop in a way that is favorable to Apifiny. Regulatory bodies may delay or refuse to issue licenses, approvals and qualifications required for Apifiny’s business to grow.

Even if Apifiny has obtained relevant licenses or approvals, such licenses or approvals may be subject to conditions that Apifiny cannot fulfill. Such licenses or approvals may also subsequently be revoked. There is a risk that Apifiny’s business could be outlawed in jurisdictions in which it seeks to do business, which could adversely affect Apifiny’s ability to expand its business and become profitable. In addition, if Apifiny breaches laws and regulations in one jurisdiction, such breach may adversely impact its ability to obtain required licenses or approvals in another jurisdiction. Apifiny’s failure to obtain required regulatory licenses or approvals, or otherwise comply with any laws and regulations, could adversely affect its ability to launch its product or to offer its product to certain segments of customers around the world, which in turn may adversely impact its brand, reputation, business, financial condition and share price.

Apifiny intends to take a risk-based approach when deciding to offer products and services in new jurisdictions and may not be able to fully assess all relevant legal and regulatory requirements when the decision is made.

Apifiny’s products and services are complex and therefore it is difficult to ensure they meet regulatory requirements across different jurisdictions. Apifiny generally conducts country research and take a risk-based approach with such a complex legal and regulatory environment, although some requirements, such as U.S. economic sanctions, may require absolute compliance. When deciding which jurisdictions in which to offer products and services, it may not be possible or practical to obtain external advice across the full spectrum of legal and/or regulatory issues relevant to Apifiny’s business in all the jurisdictions. Apifiny intends to take a risk-based approach in selecting the jurisdictions and/or issues to prioritize when obtaining external advice. Apifiny may utilize and rely on local law firms to ensure it is informed of the most relevant local regulatory requirements. However, even if Apifiny obtains such advice, there is no assurance that such advice is correct or that the conclusions of Apifiny’s advisors are shared by local regulators, customers or other counterparties. Apifiny may therefore not be able to fully assess all relevant legal and regulatory issues across all relevant jurisdictions when the decision to enter certain locations is made. Difficulties in evaluating regulatory requirements across jurisdictions may result in unplanned costs and delayed or cancelled launches into particular jurisdictions, as well as increased legal and regulatory compliance risks.

The pace of change in the legal and regulatory environments relevant to Apifiny can be fast and unpredictable and may require Apifiny to adapt and change its business operations. Such changes may require Apifiny to adapt and modify its business operations. In addition to existing laws and regulations, various governmental and regulatory bodies, including legislative and executive bodies, may adopt new laws and regulations, or new interpretations of existing laws and regulations may be issued by such bodies or the judiciary. This may adversely impact the development of the digital assets as a whole and Apifiny’s legal and regulatory status in particular by changing how it operated its business, how its products and services are regulated and what products or services Apifiny and its competitors can offer, requiring changes to its compliance and risk mitigation measures, imposing new licensing requirements or imposing a total ban on certain digital asset transactions. New laws, regulations or interpretations may result in additional litigation, regulatory investigations and enforcement or other actions, including preventing or delaying Apifiny from offering certain products or services offered by its competitors or could impact how or where Apifiny offers such products and services. In addition, any changes in laws and regulations may require Apifiny to embed such changes into the relevant software or system architecture, which may impact on the operations of the rest of the IT system and cause disruptions. Such adaptations may be costly and difficult and it may not be practical to adapt the platform or offer certain features.

Such changes in laws and regulations may also force Apifiny to stop or reduce services in certain countries to adapt the platform; exclude certain countries from receiving services altogether and/or exclude certain types of customers either wholly or from the use of certain features.

Adverse changes to, or Apifiny’s failure to comply with, any laws and regulations may adversely impact its reputation and brand and its business, operating results, financial condition and share price.

Legal and regulatory treatment of digital assets are complex. In addition, regulatory changes or actions may rapidly restrict the use of digital assets, the operation of blockchain technology that supports such digital assets and platforms that facilitate the trading of such digital assets.

As blockchain technology and digital assets have grown in popularity and in market size, governments, regulators and self-regulators (including law enforcement and national security agencies) around the world are examining the operations of blockchain technology and digital asset issuers, customers, investors and platforms and may introduce regulations at a fast pace. To the extent that any government or quasi-governmental agency exerts regulatory authority over the digital asset industry in general, the issuance of digital assets and trading and ownership of and transactions involving the purchase and sale or pledge of such digital assets, may be adversely affected suddenly. Apifiny may not have sufficient time or resources to appropriately respond to such sudden adverse changes and its business, financial condition, results of operations and share price can be adversely impacted.

The digital assets industry is relatively new and has limited access to policymakers or lobbying organizations, which may harm Apifiny’s ability to effectively react to proposed laws and regulation of digital assets or digital asset platforms adverse to Apifiny’s business.

Various governmental organizations, consumer agencies and public advocacy groups around the world have been examining the operations of cryptocurrency networks, customers and platforms, with a focus on how digital assets can be used to launder the proceeds of illegal activities, fund criminal or terrorist enterprises and the safety and soundness of platforms and other service providers that hold digital assets for customers. Many of these entities have called for heightened regulatory oversight and have issued consumer advisories describing the risks posed by digital assets to customers and investors.

Unlike more established industries, the digital assets industry is relatively new and has limited access to policymakers and lobbying organizations in many jurisdictions. Competitors from more established industries, including traditional financial services, may have greater access to lobbyists or governmental officials. Accordingly, legislators and regulators that are concerned about the potential for digital assets for illicit usage may affect statutory and regulatory changes with minimal or discounted inputs from the digital assets industry. As a result, new laws and regulations may be proposed and adopted, or existing laws and regulations may be interpreted in new ways that can adversely impact the digital assets industry and/or digital asset platforms. Apifiny may not be able to appropriately adapt to such sudden adverse legal and regulatory changes. Its inability to adapt to such changes in time may result in Apifiny being unable to offer its product and services in certain jurisdictions or customer segments, as well as enforcement actions, litigations, fines and other penalties, which may adversely impact its reputation, business, operating results, financial condition and share price.

Laws and regulations may also be introduced or interpreted by regulators that lack experience in digital assets and blockchain technology. This may result in unclear rules that are difficult to comply with.

Many governments, regulators, self-regulators and other quasi-government agencies around the world that seek to regulate the digital assets industry may lack experience in digital assets and blockchain technology generally. They may seek to use existing laws and regulations and interpret them to apply to the digital assets industry. Many of these legal and regulatory regimes were adopted prior to the advent of the internet, mobile technologies, digital assets and related technologies. As a result, they do not contemplate or address unique issues associated with digital assets and are thus subject to significant uncertainty and vary widely across jurisdictions. This may result in unclear rules that are difficult or impractical to comply with and, therefore, increase Apifiny’s legal and regulatory compliance risks.

Apifiny may not be able to comply fully with all applicable legal and regulatory requirements in the jurisdictions relevant to its business and may be subject to fines, penalties, censures and/or other adverse actions from regulators and/or law enforcement authorities as well as customers and other stakeholders.

As discussed above, Apifiny is and will be subject to extensive and complex laws, rules, regulations, policies, orders, determinations, directives, treaties and legal and regulatory interpretations and guidance potentially in multiple jurisdictions. These legal and regulatory regimes, including the laws, rules and regulations thereunder, evolve frequently and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another and may conflict with one another. Moreover, the complexity and evolving nature of Apifiny’s business and the significant uncertainty surrounding the regulation of the digital assets requires Apifiny to exercise judgement as to whether certain laws, rules and regulations apply to it and it is possible that governmental bodies and regulators may disagree with Apifiny’s conclusions. Although some of Apifiny’s senior management originate from multi-jurisdictional regulated financial service institutions, not all of them may have direct experience in dealing with regulatory requirements in relation to digital assets. Furthermore, the process to seek clarity from the regulators in many jurisdictions may not exist or could be costly and dilatory. This may lead to additional regulatory and licensing requirements for Apifiny in some jurisdictions. The lack of clarity in the legal and regulatory regimes governing digital assets industry around the world can lead to adverse actions against Apifiny from regulators in multiple jurisdictions, as well as consumers and other stakeholders. Further, when regulators do provide verbal explanations or assurances regarding the interpretation or enforcement of regulations, such verbal explanations or assurances may not be enforceable. By relying on such assurances or explanations, Apifiny may still be technically in breach of laws or regulations and be at risk of legal liability and regulatory penalties or sanctions.

Especially in the early stages, Apifiny may lack sufficient resources to build sufficient capacity to adapt and comply with the increased legal and regulatory requirements, including corporate governance and disclosure requirements, or to do so quickly enough.

The CFTC has stated and judicial decisions involving CFTC enforcement actions have confirmed that at least some digital assets, including bitcoin and Ether, fall within the definition of a “commodity” under the U.S. Commodity Exchange Act of 1936, the (the “CEA”). The CFTC has exclusive jurisdiction to regulate the offer and sale and trading of derivatives on commodities, such as futures, options, swaps and retail leveraged, margined or financed contracts or transactions. In addition, the CFTC has general enforcement authority to police against manipulation and fraud in at least some spot digital asset markets. From time to time, manipulation, fraud and other forms of improper trading by market participants have resulted in and may in the future result in CFTC investigations, inquiries, enforcement action and similar actions by other regulators, government agencies and civil litigation. Such investigations, inquiries, enforcement actions and litigation may lead to significant costs being incurred as well as fines and other penalties.

Additionally, various other states in the United States have money transmitter licensing, “BitLicense,” or commodity dealer licensing requirements that may be implicated by the offer or sale of digital assets or the Apifiny business lines to U.S. persons. To the extent Apifiny has not obtained required licenses or complied with other applicable laws, rules and regulations, it could be subject to investigations and legal proceedings by regulatory and law enforcement authorities in multiple jurisdictions, significant fines, revocation of licenses, limitations on Apifiny’s products and services, extensive remediation requirements imposed by regulatory and law enforcement authorities, reputational harm and other regulatory and legal consequences, each of which may be significant and could adversely affect Apifiny’s business, operating results, financial condition and share price.

Apifiny may face increased extraterritorial regulatory actions from regulators in multiple jurisdictions even if Apifiny does not have operations in those jurisdictions.

As business operations generally become more global in nature due to the wide adoption of internet technology, more and more regulators and government agencies around the world exercise extra-territorial jurisdiction over entities operating physically outside their jurisdiction when enforcing locally implemented laws and regulations governing commerce conducted with persons located within their borders. Apifiny may thus face increased extraterritorial regulatory actions from regulators worldwide, even if Apifiny does not have local operations in a particular jurisdiction. Such regulatory actions may lead to investigations, fines, cease and desist orders, remediation requirements and other enforcement actions that negatively impact on Apifiny’s brand, reputation, business, operations and financial condition as well as share price.

Apifiny may incur increased operational costs and expend additional resources in order to navigate and comply and stay up to date with a complex and rapidly changing legal and regulatory environment.

As Apifiny is subject to a complex, multi-jurisdictional legal and regulatory environment that is rapidly evolving, Apifiny may also incur increased operational costs and expend additional resources to build up a sufficient compliance framework to navigate such a complex set of rules and stay up to date with changing laws and regulations. Apifiny may also incur additional operational costs in order to deal with the consequences of any breaches of such laws and regulations. The increase in operational costs may adversely affect Apifiny’s financial condition and profitability.

Although Apifiny may impose certain restrictions on the use of its products and services to comply with laws and regulations, it is possible for customers to circumvent such restrictions.

To comply with the requirements of laws and restrictions across different jurisdictions, Apifiny may implement restrictions on how and where its customers may use its products and services on its platform. However, restrictions and controls implemented on Apifiny’s trading platforms may nonetheless be circumvented by its customers through technological or other means as no controls are entirely foolproof. If Apifiny’s compliance measures are circumvented by its customers, Apifiny and its customers may be deemed to fail to comply with applicable legal and regulatory requirements, which could result in fines, lawsuits and other penalties and can adversely impact Apifiny’s brand, reputation, business, operating results and financial condition.

Apifiny’s trading platforms may be exploited by customers to facilitate illegal activities or other serious misconduct, which may not be detected or prevented by Apifiny’s due diligence systems and controls. If any of Apifiny’s customers exploit its platforms for illegal activities, Apifiny’s business can be adversely affected.

Apifiny’s trading platforms may be exploited to facilitate illegal activity or other serious misconduct, including (but not limited to) fraud, money laundering, gambling, tax evasion, market manipulation (such as wash trades and spoofing) and scams. Apifiny or its partners may be specifically targeted by individuals seeking to conduct fraudulent transfers and it may be difficult or impossible for Apifiny to detect and avoid such transactions in certain circumstances. The use of Apifiny’s trading platforms for illegal or improper purposes could subject Apifiny to claims, individual and class action lawsuits, government and regulatory investigations, prosecutions, enforcement actions, inquiries and/or requests that could result in liability and reputational harm for Apifiny. Moreover, certain activities that may be legal in one jurisdiction may be illegal in another jurisdiction and certain activities that are at one time legal may in the future be deemed illegal in the same jurisdiction. As a result, there is significant uncertainty and cost associated with detecting and monitoring transactions for compliance with local laws. In the event that a customer is suspected to have been or is found responsible for intentionally or inadvertently violating the laws in any jurisdiction, Apifiny may be subject to governmental inquiries and enforcement actions, prosecuted or otherwise held secondarily liable for aiding or facilitating such activities. Changes in law have also increased the penalties for money transmitters for certain illegal activities and government authorities may consider increased or additional penalties from time to time. Owners of intellectual property rights or government authorities may seek to bring legal action against money transmitters, including Apifiny, for involvement in the sale of infringing or allegedly infringing items. Any threatened or resulting claims could result in reputational harm and any resulting liabilities, loss of transaction volume or increased costs could harm Apifiny’s business.

Moreover, digital assets are relatively new and, in some jurisdictions, may be largely unregulated. Many types of digital assets have characteristics, such as the speed with which digital currency transactions can be conducted, the ability to conduct transactions without the involvement of regulated intermediaries, the ability to engage in transactions across multiple jurisdictions, the irreversible nature of certain digital asset transactions and encryption technology that anonymizes these transactions, that make digital assets susceptible to use in illegal activity. U.S. federal and state and foreign regulatory authorities and law enforcement agencies, such as the Department of Justice, SEC, CFTC, Federal Trade Commission, IRS and various state securities and financial regulators have taken and continue to take legal action against persons and entities alleged to be engaged in fraudulent schemes or other illicit activity involving digital assets.

Apifiny is in the ongoing process of implementing and enhancing its risk management and compliance framework, including KYC and ongoing customer due diligence systems and controls to detect and prevent illegal activities and other serious misconduct by its customers. Apifiny may not be able to detect and prevent material violation of applicable laws and regulations or other serious misconduct by its customers or other users. If Apifiny onboards customers subject to national or international sanctions, or if its customers use its platform to engage in illegal activities or other serious misconduct, Apifiny may be subject to legal and regulatory proceedings resulting in loss of licenses and ability to conduct business in certain jurisdictions, fines, damages or other penalties and its brand, reputation, business, financial condition and share price may also be adversely affected.

The complex laws and regulations of multiple jurisdictions may lead to difficulties in clearly communicating relevant risks and other information to Apifiny’s customers and complying with applicable rules regarding such communications.

As discussed above, Apifiny is subject to complex laws and regulations of multiple jurisdictions and such rules may not always be clear. This may lead to difficulties in clearly communicating the relevant risks associated with using its product and services to Apifiny’s customers. Apifiny may fail to provide disclosures or explanations to the satisfaction of its customers or as required by applicable disclosure rules and other laws and regulations, leading to consumer complaints, a loss of existing or future customers and/or adverse actions against Apifiny by its customers or consumer groups. Such failure may also result in regulatory investigations, fines, censures or other adverse action in multiple jurisdictions.

Apifiny intends to provide information for customers regarding its products and services from time to time. Initially, such information is intended to be provided for the benefit of institutional and advanced retail customers. In the future, Apifiny may provide educational information and tools about digital assets and trading for the benefit of its mass market retail customers. If such information is deemed to be investment advice or otherwise subject to a regulatory license or approval that Apifiny does not currently have, Apifiny may incur legal liability and be subject to fines, penalties and other censures, which may result in adverse impact on its business, operating results, financial position, share price as well as brand and reputation.

The legal and regulatory treatment of the digital assets included in Apifiny’s business lines is unclear, may be subject to inconsistent recognition or treatment in different jurisdictions and fast, unpredictable and retrospective changes, which may adversely impact Apifiny’s business and operations and financial condition.

The laws and regulations applicable to digital assets will not always be clear and can lead to different recognition or treatment in different jurisdictions. Apifiny will need to make a judgment call with respect to the legal or regulatory treatment of such digital assets. Regulators in the relevant jurisdictions may disagree with the view taken by Apifiny regarding such treatment. For example, even if a digital asset itself is not a security, certain activities or services, such as paying interest or remuneration to a customer in exchange for the customer’s participation in a lending pool of digital assets administered by Apifiny, or any participation by U.S. customers in Apifiny’s liquidity pools may be construed by the SEC or certain U.S. states as constituting the offer or sale of securities by Apifiny. Apifiny’s lending pool service is at a conceptual stage. Apifiny has not launched the lending pool on its platform and will not allow any customer to participate in the lending pool until Apifiny obtains the required licensing from the respective jurisdictions it operates in. Apifiny may also lack the full information about the relevant digital asset in order to make the correct determination as to the legal treatment of such asset in the relevant jurisdictions. The applicable legal or regulatory treatment may also change and apply to Apifiny’s listed digital assets retrospectively. The uncertainties regarding the legal and regulatory treatment of the digital assets may result in Apifiny being required to obtain additional licenses and approvals which may be costly and time consuming, or having to suspend, restrict and/or remove certain digital assets from Apifiny’s trading platforms, all of which may result in losses to Apifiny’s customers.

For example, the SEC and its staff have taken the position that certain digital assets fall within the definition of a “security” under the U.S. federal securities laws. The legal test for determining whether any given digital asset is a security is a highly complex, fact-driven analysis that has evolved over time and the outcome is difficult to predict. Furthermore, the SEC’s views in this area have evolved over time and it is difficult to predict the direction or timing of any continuing evolution. It is also possible that a change in the governing administration or the appointment of new SEC commissioners could substantially impact the views of the SEC and its staff.

Moreover, a determination that a digital asset included in Apifiny’s business lines is a “security” or that a Apifiny business line constitutes the offer or sale of a security or an instrument that otherwise require a license to trade by the SEC or any other governmental agency in the United States or elsewhere, or in a proceeding in a court of law or otherwise, could adversely affect the market price of digital assets listed or held by Apifiny generally and its ability to offer product and services in the relevant jurisdictions. Such determination may also lead to regulatory investigations, enforcement actions, litigations and other legal proceedings, resulting in significant costs being incurred and fines, damages or other penalties.

The uncertain legal and regulatory treatment of digital assets across relevant jurisdictions may adversely impact Apifiny’s reputation, business, financial position, operating results and share price.

The legal and regulatory treatment of Apifiny’s services related to its liquidity pools is unclear, may be subject to inconsistent treatment in different jurisdictions and fast, unpredictable and retrospective changes, may adversely affect Apifiny’s ability to offer such services.

The legal and regulatory treatment of Apifiny’s liquidity pools in many jurisdictions will not always be clear, Apifiny will need to make a judgment regarding whether to extend its liquidity pools to a particular jurisdiction. Apifiny cannot assure that the regulators in the relevant jurisdictions will reach the same conclusion as Apifiny. Apifiny may need the approval of various regulatory authorities to permit Apifiny to engage in liquidity pools in certain jurisdictions. Apifiny may also be subject to additional financial regulatory requirements if its liquidity pools are deemed to be within the realm of such jurisdiction’s regulatory framework. Furthermore, laws and regulations may change rapidly in the future and subject the liquidity pools to additional legal or regulatory requirements, which can apply to Apifiny retrospectively. In addition, offering its liquidity pools in the United States may be considered an offering of securities.

The uncertainty of the nature of Apifiny’s liquidity pools in relevant jurisdiction will pose potential regulatory risks and could have an adverse effect on its ability to engage in Apifiny’s liquidity pools. Apifiny may not be able to extend its liquidity pools to certain customer segments or in certain jurisdictions if it fails to obtain the required local approvals or licenses, or be forced to suspend or stop providing such services in jurisdictions where they are currently available. This may lead to customer losses, regulatory and other legal actions, resulting in adverse impact on its reputation, business, operations, financial condition and share price.

If Apifiny is unable to maintain effective internal controls that limit access to its liquidity pools to non-U.S. persons only, Apifiny could be subject to state, federal or other regulatory action, enforcement and/or penalties and Apifiny’s business, reputation, operations and financial condition may be adversely affected.

The legal and regulatory treatment of Apifiny’s liquidity pools will not always be clear and Apifiny will need to make a judgment regarding whether to extend its liquidity pools to a particular jurisdiction. To minimize the risk of regulatory enforcement, Apifiny has restricted access to its liquidity pools to non-U.S. traders only, through the use of internal controls and compliance mechanisms as supplemented by Apifiny’s third-party KYC/AML compliance service provider. However, Apifiny cannot assure that U.S. persons will not, through fraud, technological means, or otherwise, circumvent Apifiny’s internal controls and compliance mechanisms and access Apifiny’s liquidity pools. Offering Apifiny’s liquidity pools to a U.S. person may be considered an offering of securities. In addition, a U.S. person may use Apifiny’s liquidity pools to circumvent laws relating to financial crime compliance, AML and sanctions. If a U.S. person circumvents Apifiny’s established control mechanisms and trades on Apifiny’s liquidity pools in violation of law, this may lead to state, federal or other regulatory and other legal actions, resulting in adverse impact on Apifiny’s reputation, business, operations, financial condition and share price. For more information on Apifiny’s liquidity pools, see “Information About Apifiny — Products and Services — Exchange and Agency Services — HEX — Liquidity Pools.” For more information about Apifiny’s internal controls and compliance mechanisms, see “Information About Apifiny — Operations — Compliance.” For more information on Apifiny’s third-party KYC, AML and transaction monitoring service provider, see “Information About Apifiny — Suppliers and Service Providers — KYC, AML and Transaction Monitoring Services Agreement.”

The legal and regulatory treatment regarding custody of customer assets may be unclear, subject to inconsistent treatment in different jurisdictions and fast, unpredictable and retrospective changes, which may adversely impact Apifiny’s ability to provide such service.

The legal or regulatory treatment regarding custody of customer assets is not always clear and may be inconsistent in different jurisdictions. Apifiny has to make a judgment call in this respect. However, Apifiny cannot assure that the relevant regulators would agree with Apifiny’s decision.

The laws and regulations in this area can change quickly and can apply to Apifiny retrospectively. Apifiny may be subject to additional regulatory requirements, including licensing and approval requirements, in specific jurisdictions. Apifiny may be required to modify the way it provides custody services or may not be able to extend the custody services to certain customer segments or in certain jurisdictions if it fails to obtain the required local approvals or licenses or be forced to suspend or stop providing such services in jurisdictions where they are currently available. This may lead to customer losses, regulatory and other legal actions, resulting in adverse impact on Apifiny’s reputation, business operations, financial condition and share price.

If Apifiny is deemed to be an “investment company” under the Investment Company Act, it may not be able to successfully execute its business strategy.

An issuer will generally be deemed to be an “investment company” for purposes of the Investment Company Act if:

•        it is an “orthodox” investment company because it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

•        it is an inadvertent investment company because, absent an applicable exemption, it owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

Apifiny believes that it is not and will not be primarily engaged in the business of investing, reinvesting or trading in securities, and it does not hold itself out as being engaged in those activities. It holds itself out and will continue to hold itself out as a global cross exchange digital asset trading network. Accordingly, Apifiny does not believe that it is an “orthodox” investment company as described in the first bullet point above.

Furthermore, while certain cryptocurrencies may be deemed to be securities, Apifiny does not believe that certain other cryptocurrencies, in particular bitcoin, are securities. Apifiny’s mining activities currently focus on bitcoin, which it believes should not be treated as an investment security for purposes of the Investment Company Act. Therefore, Apifiny believes that less than 40% of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis will comprise certain other cryptocurrencies or assets that could be considered investment securities. Accordingly, Apifiny does not believe that it is an inadvertent investment company by virtue of the 40% inadvertent investment company test as described in the second bullet point above.

Apifiny may be subject to the registration provisions of the Investment Company Act if it is considered to engage in the business of investing, reinvesting, or trading in assets that are “securities” under the U.S. federal securities laws, or acquires or holds assets that are “investment securities” under the Investment Company Act which together constitute more than 40% of the value of its unconsolidated assets, exclusive of U.S. government securities and “cash items.”

The legal and regulatory treatment of Apifiny under the Investment Company Act is dependent upon the determination that digital assets listed on its trading platforms and other business lines and in particular Apifiny’s business activities involving such digital assets (including the contribution of digital assets to its liquidity pools and other services relating to such digital assets), do not constitute “securities” and therefore “investment securities.” Although the SEC and courts are providing increasing guidance on the treatment of digital assets for purposes of federal securities law, this continues to be an evolving area of law. The SEC has stated that certain digital assets may be considered “securities” under the U.S. federal securities laws, but public non-binding statements by current and former senior officials at the SEC have indicated that the SEC does not intend to take the position that bitcoin and Ether are currently securities. Such statements are not official policy statements by the SEC and are considered to reflect only the speaker’s views, which are not binding on the SEC or any other agency or U.S. court and cannot be generalized to any other digital asset.

If any of the digital assets listed on Apifiny’s trading platforms, or Apifiny’s activities regarding such assets, are determined to be a “security” under the U.S. federal securities laws by the SEC or any other agency or in a proceeding in a court of law or otherwise, it may have adverse consequences for Apifiny, including Apifiny’s classification as an “investment company” under the Investment Company Act. Moreover, the blockchain technologies underlying Apifiny’s trading platforms more generally are novel technologies that are relatively untested. As a consequence, the applicability of the U.S. federal securities and derivatives laws to these blockchain technologies and their application to the services provided through Apifiny’s trading platforms is unclear in certain respects. Due to such novelty and continued uncertainty regarding the regulatory classification of digital assets, it is possible that securities regulators may interpret current or future laws in a manner that adversely affects Apifiny or causes Apifiny or certain or all of its operating subsidiaries to be classified as an “investment company.”

Additionally, there remain significant uncertainties and unresolved issues with respect to the accounting treatment of digital assets under applicable accounting rules. As detailed above in the risk factor “The nature of Apifiny’s business requires the application of complex financial accounting rules that are uncertain and may change from that presented” Apifiny has made certain assumptions in its interpretation of the accounting treatment of digital assets and its application to Apifiny. If any of these interpretations or their related assumptions turns out to be incorrect, this could adversely affect the analysis of whether Apifiny is an “investment company” under the Investment Company Act. Further, the clarification of existing accounting principles and standards applicable to digital assets, or the adoption of new accounting principles and standards, could require changes in Apifiny’s processes and business strategy (including the relative extent to which Apifiny conducts certain business activities as it relates to Apifiny’s Investment Company Act analysis), which would in turn affect the results of Apifiny’s operations and growth prospects.

Finally, Apifiny believes that it is not an investment company under Section 3(b)(1) of the Investment Company Act because it is primarily engaged in a non-investment company business.

The Investment Company Act and the rules thereunder contain detailed parameters for the organization and operations of investment companies. To the extent Apifiny is deemed an “investment company” under the Investment Company Act, it will be subject to significant additional regulatory controls that could adversely affect Apifiny’s ability to successfully execute its business strategy and which may require Apifiny to substantially change the manner in which it conducts its activities and the products and services that it offers on its trading platforms. Such substantive additional regulatory requirements include, among others: (i) limitations on capital structure; (ii) restrictions on operating activities or permissible investments, including with respect to the acquisition of interests in affiliated companies; (iii) restrictions on the ability to incur borrowings; and (iv) specific compliance with reporting, recordkeeping, voting, proxy disclosure and other substantive requirements under the Investment Company Act. Registration as an “investment company” and the imposition of such regulatory requirements would likely result in extraordinary, non-recurring expenses, thereby adversely impacting an investment in Apifiny. If Apifiny was required to register as an investment company but failed or was unable to do so, the consequences could be severe, such as the SEC may seek an order of a court to enjoin Apifiny from continuing to operate as an unregistered investment company. In addition, all contracts that Apifiny has entered into in the course of its business, including securities that it has offered and sold to investors, will be rendered unenforceable except to the extent of any equitable remedies that might apply. An affected investor in such case may pursue the remedy of rescission. Apifiny may also need to cease all or certain parts of its operations, which can adversely impact Apifiny’s reputation, business, financial condition and share price.

Apifiny may be required to cooperate with regulatory or other law enforcement investigations in jurisdictions with conflicting legal and regulatory regimes.

As discussed above, Apifiny is subject to often conflicting legal and regulatory regimes from multiple jurisdictions. Government agencies, regulators and/or the public in one jurisdiction may also conflict with legal and/or regulatory regimes of the government agencies and/or regulators of another jurisdiction. From time to time, Apifiny may be required to cooperate with regulatory or other law enforcement investigations in a specific jurisdiction. Failure to do so can result in fines, penalties, censures or other adverse action. On the other hand, such cooperation may conflict with the legal and/or regulatory requirements of another jurisdiction relevant to Apifiny’s business, which can also result in adverse regulatory actions against Apifiny. In addition, the public in other relevant jurisdictions may disagree with Apifiny’s decision to cooperate, which adversely affect Apifiny’s public perception, brand and reputation, as well as its business, financial condition and share price.

Apifiny may be required to disclose customer information to regulatory or law enforcement authorities and may have to freeze customer assets, suspend or terminate customer accounts.

Apifiny may be required to disclose customer information, including personal data and financial information, pursuant to court orders, demands from regulators or law enforcement authorities in various jurisdictions with conflicting data protection, AML/CTF and national security laws. Compliance with such a disclosure request in one jurisdiction can result in a breach of privacy and data protection policies, notices, laws, rules, court orders and regulations of another jurisdiction and may also adversely impact Apifiny’s public perception and reputation. On the other hand, non-compliance in that jurisdiction can also result in adverse regulatory action, including fines, penalties and other censures.

Apifiny may also have to freeze customer assets, suspend or terminate customer accounts in order to prevent fraud, comply with court orders, economic sanctions and/or AML/CTF laws and regulations. Failure to comply with such requirements may result in fines, regulatory sanctions and other penalties in the relevant jurisdiction. On the other hand, such local compliance actions may also adversely impact Apifiny’s reputation and public perception in other jurisdictions as well as Apifiny’s business, operations, financial condition and share price.

Apifiny may be required to comply with consumer protection laws in various jurisdictions that may lead to increased costs of compliance, potential investigations, fines, remedial requirements, potential actions by consumers against Apifiny, such as customer complaints and claims for losses, as well as not being able to enforce contracts and/or other rights against its customers.

Apifiny may have to comply with consumer protection laws in various jurisdictions that focus on protecting the rights of consumers. Laws and regulations relating to consumer protection are evolving and subject to potentially differing interpretations. These requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or Apifiny’s practices. Apifiny may in the future become subject to investigation and enforcement action by local, national and international consumer protection agencies, which monitor customer complaints against Apifiny and, from time to time, escalate matters for investigation and potential enforcement against Apifiny. Any failure or perceived failure by Apifiny to comply with consumer protection-related laws and regulations to which Apifiny may be subject or other legal obligations relating to consumer protection could lead to increased costs of compliance, potential investigations, fines, remedial requirements, reputational damage, potential actions by consumers against Apifiny, such as customer complaints and claims for losses, as well as not being able to enforce contractual and/or other rights against its customers, which may result in adverse impact on Apifiny’s reputation, business, financial condition and share price.

Apifiny has to comply with applicable competition and antitrust laws in various countries that may hamper its ability to acquire new business or enter into other business arrangements with other industry participants.

Apifiny has to comply with applicable competition and antitrust laws in various countries. In connection with any acquisitions or other business arrangements with other industry participants, Apifiny must comply with various antitrust requirements. It is possible that perceived or actual violations of these requirements could give rise to regulatory enforcement action or result in Apifiny not receiving all necessary approvals in order to complete a desired transaction. Failure to obtain required approvals on a timely basis, if at all, from governmental authorities, or conditions placed upon approval, under competition and antitrust laws which could, among other things, delay or prevent Apifiny from completing a transaction or otherwise restrict Apifiny’s ability to realize the expected financial or strategic goals of an acquisition or other business arrangements with other industry participants, which may adversely impact its reputation, business, financial condition and share price.

Apifiny’s business practices relating to the engagement of retail investors, including but not limited to Apifiny’s social engagement tools, optimization functions and data collection practices, may be subject to future laws and regulations. Changes in the applicable laws and regulations may require Apifiny to adapt and modify its business practices, which may result in disruption to Apifiny’s operations. Any failure to comply with applicable laws and regulations can result in disruption to Apifiny’s reputation, operations and financial condition.

At present, Apifiny engages retail customers through a low-touch campaign approach via various channels of social media to increase awareness around Apifiny’s brand, products and features. Apifiny has also developed a referral program available to registered online accounts that allows participants in the referral program to receive 20% of the commission of trading volume of the referred account, up to a cap of $1,500. Apifiny does not use any optimization functions. Apifiny obtains personal information data with the user’s consent and collects KYC data in order to understand the client and who Apifiny is doing business with. Currently, Apifiny believes that none of Apifiny’s engagement practices encourages retail investors to trade more often, invest in different products or change their investment strategies and are not subject to regulation as “digital engagement practices.” However, there is a risk that some of Apifiny’s existing or future user engagement practices may be regarded as “digital engagement practices” and may be subject to future regulation. On August 27, 2021, the SEC released a “Request for Information and Comments on Broker-Dealer and Investment Adviser Digital Engagement Practices, Related Tools and Methods, and Regulatory Considerations and Potential Approaches; Information and Comments on Investment Adviser Use of Technology to Develop and Provide Investment Advice” pursuant to which the SEC requested information and public comment on matters related to broker-dealer and investment adviser use of “digital engagement practices.” In this regard, the Chairman of the SEC has indicated a concern that certain digital engagement practices may encourage investors to trade more often than might be appropriate, and has questioned whether this creates a conflict of interest between the broker-dealers and their customers. The current regulatory review is at the stage of information gathering and the SEC has not publicly concluded that any of the digital engagement practices such as those that Apifiny uses are illegal or improper. However, there can be no assurance that the SEC will not adopt new rules or guidance that may adversely impact Apifiny’s use of digital engagement practices, business and operating results.

Apifiny relies on third-party vendors and suppliers for critical functions and their ability to comply with applicable laws and regulations. Any failure to comply with applicable laws and regulations on their part can result in disruption to Apifiny’s operations and its ability to comply with applicable laws and regulations.

Apifiny relies on third-party vendors and suppliers for critical functions and their ability to comply with applicable laws and regulations. If Apifiny’s service provider fails to comply with applicable laws and regulations, they may be forced to stop or suspend critical functions to Apifiny. This can result in disruption to Apifiny’s operations and its ability to comply with applicable laws and regulations. In addition, the rapid changes in laws and regulations may also adversely impact on Apifiny’s third party vendors and service providers. Their inability to adapt to the changes in the legal and regulatory environment can adversely impact Apifiny’s reputation, business, operations, financial condition and share price.

Apifiny may become a party to material litigation and other legal proceedings, including actions by regulators, government and law enforcement authorities, private actions on both individual and class basis, actions against or from employees, as well as other counter-parties.

Although Apifiny is not currently a party to any existing, pending or threatened litigation or other legal proceedings, Apifiny may become a party to material litigation and other legal proceedings in the future as part of its ordinary course of business. Actions brought against Apifiny may result in settlements, awards, injunctions, fines, penalties and other results adverse to Apifiny. Predicting the outcome of such matters is inherently difficult, particularly where claims are brought on behalf of various classes of claimants or by a large number of claimants, when claimants seek substantial or unspecified damages or when investigations or legal proceedings are at an early stage. A substantial judgment, settlement, fine or penalty could be material to Apifiny’s operating results or cash flows for a particular period, depending on Apifiny’s results for that period, or could cause Apifiny significant reputational harm, which could harm Apifiny’s business prospects.

As discussed above, Apifiny’s business can be subject to significant regulation and oversight, including periodic examination by regulatory authorities. Apifiny could be the subject of inquiries, investigations, sanctions, cease and desist orders, terminations of licenses or qualifications, lawsuits and proceedings by counterparties, customers, other third parties and regulatory and other governmental agencies, which could lead to increased expenses or reputational damage. Responding to inquiries, investigations, audits, lawsuits and proceedings, regardless of the ultimate outcome of the matter, is time-consuming and expensive and can divert the attention of senior management. The outcome of such proceedings may be difficult to predict or estimate until late in the proceedings, which may last a number of years.

The risks described above may be greater for companies in the blockchain industry as it is relatively new and customers, stakeholders, counterparties and regulators are expected to need significant education to understand the mechanics of products and services that rely on blockchain technology.

If Apifiny and/or any governmental agency believe that it has accepted capital contributions by, or is otherwise holdings assets of, any person or entity that is acting directly or indirectly in violation of any anti-money laundering or anti-corruption laws, rules, regulations, treaties, sanctions or other restrictions, or on behalf of any suspected terrorist or terrorist organization, suspected drug trafficker or senior foreign political figure(s) suspected in engaging in foreign corruption, Apifiny and/or such governmental agency may “freeze the assets” of such person or entity. Apifiny may also be required to report and remit or transfer those assets to a governmental agency. Any such action may harm Apifiny’s reputation and adversely affect its business, financial condition and results of operations.

Apifiny may from time to time become subject to claims, arbitrations, individual and class action lawsuits or other legal proceedings, government and regulatory investigations, inquiries, actions or requests, including with respect to both consumer and employment matters and other proceedings alleging violations of laws, rules and regulations, both foreign and domestic. Failure to cooperate with government and regulatory investigations, inquiries, actions or requests may result in fines, regulatory sanctions and other penalties in the relevant jurisdiction.

The scope, determination and impact of claims, lawsuits, government and regulatory investigations, enforcement actions, disputes and proceedings to which Apifiny is subject cannot be predicted with certainty and may result in:

•        substantial payments to satisfy judgments, awards, fines or penalties;

•        substantial outside counsel legal fees and costs;

•        additional compliance and licensure requirements;

•        loss or non-renewal of existing licenses or authorizations, or prohibition from or delays in obtaining additional licenses or authorizations, required for Apifiny’s business;

•        loss of productivity and high demands on executive and employee time;

•        criminal sanctions or consent decrees;

•        termination of certain employees, including members of Apifiny’s executive team;

•        barring of certain employees from participating in Apifiny’s business in whole or in part;

•        orders that restrict Apifiny’s business or prevent Apifiny from offering certain products or services;

•        changes to Apifiny’s business model and practices;

•        delays to planned transactions, product launches or improvements; and

•        damage to Apifiny’s brand and reputation.

Regardless of the outcome, any such matters can have an adverse impact on Apifiny’s business, share price, operating results or financial condition because of legal costs, diversion of management resources, reputational damage and other factors.

Engaging in cross-border business can make it difficult for Apifiny to ensure that it adequately protects its legal rights and interests. Apifiny may incur liability from breaching its legal obligations or may not be able to enforce legal rights and obligations or to enforce them consistently and predictably across these jurisdictions.

Engaging in cross-border business can make it difficult for Apifiny to ensure that it adequately protects its legal rights and interests, including under contracts with counterparties and terms of business with its customers. There are numerous national, local and international laws and regulations relevant to Apifiny’s business and operations, the scope of which is rapidly changing, subject to differing interpretations and may be inconsistent among countries, or conflict with other rules. As a result, Apifiny may incur liability from breaching its legal obligations or may not be able to enforce legal rights and obligations to protect its interests (including under relevant terms and conditions with its customers and counterparties) or to enforce them consistently and predictably across these jurisdictions. This may lead to legal proceedings and result in additional liability, damages, compensation, fines and other penalties against Apifiny, which may adversely impact its reputation, business, financial condition and share price.

There is also uncertainty as to whether Apifiny’s terms of service with its customers will be found to contractually govern Apifiny’s legal relationship with customers in some jurisdictions or whether courts in some jurisdictions may choose to override the contractual provisions of these terms of service based on regulatory or other non-contractual principles and sources of law. It is possible that, in some jurisdiction in which Apifiny’s customers are located, courts could reach the conclusion that these terms of service are insufficient to form a valid contract with customers in that jurisdiction and, therefore, the terms of service do not apply.

Even if these terms of service are found to be sufficient to form a valid and binding contract with its customers in some jurisdiction, the law in such jurisdiction may impose additional or different duties or liabilities on Apifiny outside or beyond the terms of service (e.g., under tort, consumer protection or other bodies of law or regulation) or renders any individual provision within the terms of service invalid or unenforceable. Courts in that jurisdiction could reach the conclusion that additional or different extra-contractual duties or liabilities apply to Apifiny, outside or beyond the terms of service, or that a particular provision of the terms of service is invalid and unenforceable (even if the terms of service as a whole are not).

Due to such uncertainty in legal treatment of Apifiny’s terms of service and other contracts, Apifiny may find it difficult to rely on such contractual terms to enforce its legal rights and avoid or reduce its liabilities in situations where such reliance is necessary, for example, when customers claim against Apifiny for loss or damages, or when a customer or counterparty fail to comply with obligations owed to Apifiny. Such uncertainty can lead to unanticipated legal liability, material costs and expenses or other financial or non-financial burdens for Apifiny as well as resulting in difficulties for Apifiny to offer its product or services in some jurisdictions.

Apifiny relies on external legal counsel to provide it with accurate advice, which may be wrong or inaccurate. Apifiny may not be able to onboard external counsel with the right skill sets and experience in the blockchain technology and digital assets industry. Apifiny may incur increased costs in obtaining external legal advice from counsel with the appropriate level of quality and expertise.

Due to the complexity and novelty of the law and regulations on the blockchain technology and digital assets industry, Apifiny has to from time to time rely on external legal counsel to provide it with accurate advice. However, as the industry is relatively new, the interpretation of law and regulations by external counsel may be different from that of government authorities. The advice from external counsel may be wrong or inaccurate.

In addition, as there is a limited pool of suitably qualified legal counsel with sufficient expertise in digital assets and blockchain technology, Apifiny may not be able to onboard external counsel with the right skill sets and experience. Apifiny may incur increased costs in obtaining external legal advice from counsel with the appropriate level of quality and expertise. If Apifiny is unable to secure quality services from suitably qualified external counsel, Apifiny may be exposed to increased legal and regulatory risks.

Apifiny processes a large amount of personal information, including sensitive personal information about customers. Any improper use of, disclosure of, or access to such data could harm Apifiny’s reputation, as well as have an adverse effect on Apifiny’s business.

Apifiny’s business requires it to obtain and process personal data, including personal data related to its customers and their transactions, such as their names, addresses, social security numbers, visa information, copies of government-issued identification, trading data, tax identification and bank account information. Apifiny faces risks, including to its reputation, in the handling and protection of personal data, and these risks will increase as its business continues to expand.

Apifiny makes statements about its use and disclosure of personal data through its privacy policy, information available on its website and other notices provided to customers. Any failure by Apifiny to comply with these public representations or with other federal, state or international privacy, data security or data protection laws and regulations could result in proceedings against Apifiny by governmental entities or others.

Federal, state and international laws and regulations governing privacy, data security and data protection require Apifiny to safeguard its customers’, employees’, service providers’ and other counterparties’ personal data. Apifiny has implemented organizational, technical and physical security measures and controls intended to prevent unauthorized access to or loss of sensitive information and maintains an information security. However, as with all companies, these security measures may not be sufficient to prevent all actual or attempted intrusions, compromises, breaches or cyberattacks and may be vulnerable to third-party action, employee or service provider error, malfeasance, malware, phishing, hacking attacks, system error, social engineering, advances in computer capabilities, new discoveries in the field of cryptography, inadequate facility security or otherwise and, as a result, someone may be able to obtain unauthorized access to sensitive information, including personal data, on Apifiny’s systems. Advances in technology and the increasing sophistication of attackers have led to more frequent and effective cyberattacks, including ransomware attacks, which could impact Apifiny.

Depending on the nature of the information compromised, in the event of a data breach or other unauthorized access to its customer data, Apifiny may also have obligations to notify customers, regulators and/or commercial counterparties about the incident. Apifiny may incur significant expenses in the course of responding to or addressing obligations arising from such an incident, including in the course of providing individuals with subscriptions to credit monitoring services, responding to regulatory inquiries or paying attendant fines, or settlements or judgments issued against Apifiny in connection with litigation, including class action litigation. Apifiny may also incur significant expenses in the course of digital forensics and incident response investigation. A prolonged interruption in the availability or functionality of Apifiny’s products or services could materially harm Apifiny’s reputation and business. Additionally, changes in the laws and regulations that govern Apifiny’s collection, use and disclosure of customer data, as well as offering products and services to new jurisdictions, could impose additional requirements with respect to the retention and security of customer data and could limit Apifiny’s marketing activities. Complying with these obligations could cause Apifiny to incur substantial costs. Failure to comply with applicable legal obligations could have an adverse effect on Apifiny’s reputation, business, operating results, financial condition and share price.

Apifiny is subject to a variety of U.S. and international laws and regulations related to privacy, data protection and data security and these requirements are subject to rapid change and uncertain enforcement and interpretation. Apifiny may face investigations, fines and sanctions if it violates such laws and regulations and may incur significant operational costs in the course of complying with such laws or responding to attendant investigations or inquiries.

Apifiny’s operations subject Apifiny to laws and regulations on privacy, data security and data protection in multiple jurisdictions, which continue to evolve and may be inconsistent from jurisdiction to jurisdiction. Complying with changing international requirements may cause Apifiny to incur substantial costs or require Apifiny to change its business practices. Failure to comply with such requirements could result in significant penalties or legal liability.

For example, laws governing the processing of personal data in Europe and the UK are likely to impact Apifiny. The General Data Protection Regulation (the “GDPR”), which may apply to Apifiny, came into effect on May 25, 2018. The GDPR defines “personal data” broadly and it enhances data protection obligations for controllers of such data and for service providers processing the data. It also provides certain rights, such as access and deletion, to the individuals about whom the personal data relates. Non-compliance with the GDPR can trigger steep fines of up to the greater of €20 million or 4% of total worldwide annual revenue.

Privacy, data security and data protection laws also increasingly include restrictions or impose requirements for companies seeking to undertake cross-border transfers of data, including personal data. Complying with these restrictions may require Apifiny to take additional steps, including for example implementing legal instruments to effectuate such transfers and/or developing compliance strategies for jurisdictions that mandate data localization. Complying with these laws could result in increased costs or result in disruption to Apifiny’s products and services.

In the United States, state and federal legislators are increasingly attentive to the collection and processing of personal data and there is increased risk of regulatory enforcement and private litigation, as well as potential reputational risks associated with these activities. Privacy in the United States is regulated at the state and federal level with several states enacting comprehensive privacy laws during the past two years. For example, California enacted the California Consumer Privacy Act (“CCPA”), which became operative on January 1, 2020, and California voters passed the California Privacy Rights Act (“CPRA”), which expands upon the CCPA and becomes effective January 1, 2023. The CCPA and CPRA require covered companies to provide disclosures to California residents and afford California residents data subject rights, such as access, deletion and the right to opt-out of certain sales of personal information. Complying with these requirements, as well as other privacy, data protection and data security requirements can result in increased costs and risks of penalties for non-compliance.

Other countries and jurisdictions throughout the world are considering or enacting laws and regulations requiring the local storage of data. Such laws may, for example, require data operators collecting personal data from residents of that country to comply with laws regulating the local storage of such data in databases located in the territory. Such laws may apply not only to local companies but also to companies established outside the territory to the extent they gather personal data relating to residents through websites aimed at the territory.

Complying with international privacy, data security and data protection laws and regulations requires significant time, resources and expense, as will the effort to monitor whether additional changes to Apifiny’s business practices and its backend configuration are needed, all of which may increase operating costs or limit Apifiny’s ability to operate or expand its business. Privacy, data security and data protection laws that impose restrictions on the collection and processing of sensitive personal data could especially impact Apifiny, including restrictions or limitations on activities such as behavior modeling, profiling or automated decision-making, which may be relied upon to provide Apifiny’s products and services. Existing and proposed privacy, data security and data protection laws, regulations and industry standards can delay or impede the development of new solutions, result in negative publicity and reputational harm, increase Apifiny’s costs, require significant management time and attention, increase Apifiny’s risk of non-compliance and subject Apifiny to claims or other remedies, including fines or demands that Apifiny modify or cease existing business practices.

Finally, because the interpretation and application of many privacy, data security and data protection laws, regulations and standards are uncertain, it is possible that these regimes may be interpreted and applied in a manner that is inconsistent with Apifiny’s existing data management practices or the features of Apifiny’s solutions. If so, in addition to the possibility of fines, lawsuits, breach of contract claims, criminal penalties and other claims and penalties, Apifiny could be required to fundamentally change its business activities and practices or modify its solutions, which could have an adverse effect on Apifiny’s business.

Risks Related to Taxation

The U.S. federal income tax and non-U.S. tax treatment of digital assets is unclear and future developments regarding the treatment of digital assets for U.S. federal income and non-U.S. tax purposes could adversely impact Apifiny’s business.

Due to the new and evolving nature of digital assets and the absence of comprehensive legal guidance with respect to digital asset products and transactions, many significant aspects of the U.S. federal income and non-U.S. tax treatment of transactions involving digital assets, such as the purchase and sale of bitcoin and other digital assets on Apifiny’s trading platforms, as well as the provision of staking rewards and other digital asset incentives and rewards products, are uncertain. Further, the extent to which the taxing authority will issue future guidance concerning the taxation of digital assets is unclear.

In 2014, the IRS released a notice (the “IRS Notice”) discussing certain aspects of “convertible virtual currency” (that is, digital assets with an equivalent value in fiat currency or that act as a substitute for fiat currency) for U.S. federal income tax purposes and, in particular, stating that such digital asset (i) is “property” (ii) is not “currency” for purposes of the rules relating to foreign currency gain or loss and (iii) may be held as a capital asset. In 2019, the IRS released a revenue ruling and a set of “Frequently Asked Questions” (the “Ruling & FAQs”) providing additional guidance, including guidance to the effect that, under certain circumstances, hard forks of digital currencies are taxable events for U.S. federal income tax purposes which give rise to ordinary income and guidance with respect to the determination of the U.S. federal income tax basis of digital asset. However, the IRS Notice and the Ruling & FAQs do not address other significant aspects of the U.S. federal income tax treatment of digital assets and related transactions. Moreover, although the Ruling & FAQs address the treatment of forks, there continues to be uncertainty with respect to the timing and amount of income inclusions for various digital asset transactions including staking rewards and other digital asset incentives and rewards products that Apifiny offers. Although Apifiny believes its treatment of digital asset transactions is consistent with existing guidance provided by the IRS, because of the rapidly evolving nature of digital asset innovations and the increasing variety and complexity of digital asset products, it is possible the IRS may disagree with Apifiny’s treatment of certain of its digital asset transactions for U.S. federal income tax purposes, which could adversely affect its customers and the vitality of its business.

Similar uncertainties exist in the non-U.S. markets in which Apifiny operates, which may affect Apifiny’s non-U.S. operations and customer base. These uncertainties and potential adverse interpretations of tax law could affect its non-U.S. customers and the vitality of its platforms outside of the United States.

Where the IRS or a non-U.S. taxing authority currently has a position on the treatment of transactions involving cryptocurrency assets under specified circumstances, there can be no assurance that the IRS or a non-U.S. taxing authority will not alter its existing position with respect to the tax treatment of such transactions or that a court would uphold the treatment set forth in the IRS Notice, the Ruling & FAQs or similar non-U.S. guidance. It is also unclear whether additional guidance may be issued in the future on the treatment of existing digital asset transactions and future digital asset innovations for U.S. federal income tax or non-U.S. tax purposes. Any alteration of existing IRS or non-U.S. taxing authority positions concerning the taxation of digital asset transactions could result in adverse tax consequences for holders or former holders of digital assets and could have an adverse effect on the value of digital assets and the broader digital asset markets. Future technological and operational developments that may arise with respect to digital currencies may increase the uncertainty of the tax treatment of transactions involving such digital currencies. The uncertainty regarding tax treatment of digital asset transactions may adversely impact Apifiny’s customers and its business, both in the United States and abroad.

Although Apifiny believes it is compliant with applicable U.S. federal income tax reporting and withholding requirements with respect to customer cryptocurrency transactions, the exact scope and application of such requirements, including but not limited to U.S. onboarding requirements, backup withholding and information reporting obligations (including FATCA), are not entirely clear for all of the digital asset transactions that Apifiny facilitates. In particular, the United States recently enacted the Infrastructure Investment and Jobs Act, which significantly changes certain reporting requirements applicable to brokers in, and certain holders of, cryptocurrency and similar assets. It is unclear at this time how these changes will affect Apifiny’s business. There could be further legislation enacted or the IRS may introduce guidance related to such tax reporting and withholding obligations, including pursuant to cryptocurrency-related provisions of the Infrastructure Investment and Jobs Act, which may significantly impact Apifiny’s tax reporting and withholding obligations in ways that differ from its existing compliance protocols. It is unclear whether and the extent to which Apifiny will be able to comply with any such future law or guidance. If the

IRS determines that Apifiny is not in compliance with its tax reporting or withholding requirements, Apifiny may be exposed to significant tax liabilities and/or penalties, which could adversely affect its financial position. Further, any such additional guidance may require substantial investment in Apifiny’s compliance functions and may require significant retroactive compliance efforts which could adversely affect Apifiny’s financial position.

In addition, the uncertainty of the current tax treatment of digital asset transactions and potential future changes in the U.S. and non-U.S. tax treatment of digital asset transactions may deter institutional and retail customers from investing in or transacting in digital assets entirely, which could have an adverse impact on Apifiny’s ability to acquire new customers and maintain its existing customer base.

Taxing authorities in jurisdictions where Apifiny maintains operations, management, employees or fixed assets may challenge Apifiny’s tax positions, which could subject Apifiny to additional taxes, including potential double taxation.

Apifiny, through its subsidiaries, plans to operate and maintain employees, management and fixed assets in various jurisdictions around the world. Apifiny may also expand into additional jurisdictions in the future. While Apifiny intends to comply with relevant applicable tax laws and regulations in all jurisdictions in which it operates or maintains employees, management or fixed assets, there can be no assurance that a taxing authority (including taxing authorities in jurisdictions where Apifiny may not have a physical presence such as an office) will not challenge any tax position taken by Apifiny. In the event that any such challenge is successful, Apifiny may be subject to increased taxes and/or penalties, which may adversely impact Apifiny’s financial position and substantially increase Apifiny’s tax compliance obligations. Such an outcome may, without further proceedings by Apifiny, lead to the same income being subject to taxation by more than one taxing jurisdiction.

In addition, Apifiny utilizes contractors in various jurisdictions. To the extent a taxing authority successfully challenges such relationships, those contractors may be re-classified as employees, which could expose Apifiny to additional payroll and employment taxes and compliance (including licensing) obligations. In addition, a taxing authority may argue that, because such contractor is an employee, Apifiny has a taxable presence and liability in such jurisdiction.

Further, taxing authorities may be more likely to challenge Apifiny’s tax positions for 2020, 2021 or current tax year (and potentially future tax years) as employees, management and contractors may operate or be located in jurisdictions other than their typical jurisdictions of tax residence due to the ongoing Covid-19 pandemic.

There is uncertainty as to application of existing laws relating digital assets as well as “digital service taxes” to Apifiny’s fees and income. This may result in Apifiny having higher tax liabilities and being treated as a taxpayer in more jurisdictions that will add to compliance burdens and costs.

Several non-U.S. jurisdictions have or proposed legislation imposing various types of taxes including direct and indirect taxes (e.g. GST/VAT) on cross border digital services, imposing obligations on the provider notwithstanding lack of operations or presence other than customers in that jurisdiction. In general, under these initiatives, the service provider may have to self-assess tax or the local payor must withhold a fixed percentage of the gross proceeds paid to the non-resident entity as a tax on executing a digital transaction in the local payor’s jurisdiction where the non-resident entity’s sales in that jurisdiction exceed a specified threshold. The manner and extent to which any such “digital transaction tax” will be implemented in these and other jurisdictions remain unclear for Apifiny business and could significantly increase Apifiny’s worldwide effective tax rate and tax compliance obligations for Apifiny in applicable jurisdictions.

In addition, various non-US taxing authorities have different rules on the taxation of digital assets, transactions with respect to such assets and income related thereto. These non-U.S. taxing authorities may change or modify existing guidance or introduce new guidance concerning the taxation (income or indirect tax such as VAT/GST), reporting (including customer reporting such as the “common reporting standard” or CRS or similar regimes) or withholding of digital assets, which would be expected to significantly impact Apifiny’s non-U.S. operations and may create new obligations and a need to invest in new onboarding and reporting infrastructure and may also impose obligations on customers.

In relation to the reliance on services from affiliates, tax authorities may disagree that the fees charged reflect an arm’s length price and assess on the group additional taxes (adjusting claims for deductions), representing additional economic costs.

The structure of Apifiny and its subsidiaries may involve various forms of intercompany transactions between or among multiple jurisdictions. While Apifiny intends to price and structure such intercompany transactions so that the allocation of profits and losses among Apifiny and its subsidiaries complies with all applicable transfer pricing laws in the applicable jurisdictions, there can be no assurance that the IRS or another taxing authority will not successfully challenge Apifiny’s transfer pricing methodologies, including as a result of changes in tax laws, regulations, accounting principles or interpretations thereof. Any such successful challenge could have an adverse effect on Apifiny’s financial performance and condition. Further, as a result of any such intercompany transactions, certain subsidiaries of Apifiny may be subject to net income taxes in their jurisdictions of tax residence even where the Apifiny group operates, in the aggregate, at a loss. Any such local income taxes could potentially significantly weaken the economic position of Apifiny and its subsidiaries as a whole.

Changes in worldwide tax laws may result in the Apifiny group being subject to tax by more jurisdictions and/or higher amounts of taxes charged.

In 2015, the OECD published final recommendations on base erosion and profit shifting (“BEPS”). These recommendations proposed the development of rules directed at counteracting the effects of tax havens and preferential tax regimes in countries around the world. Several of the areas of tax law on which the BEPS project focused have led or will lead to changes in the domestic law of individual OECD jurisdictions. These changes include (among others) restrictions on interest and other deductions for tax purposes, the introduction of broad anti-hybrid regimes and reform of controlled foreign company rules. Changes are also expected to arise in the application of certain double tax treaties, which may restrict the ability of certain members of the Apifiny group to rely on the terms of relevant double tax treaties in certain circumstances. Further, recent BEPS developments include proposals for new profit allocation and nexus rules and for rules to ensure that the profits of multinational enterprises are subject to a minimum rate of tax. If these are enacted, Apifiny would expect Apifiny tax costs and operational expenses related to this complex compliance to increase.

Changes of law in individual jurisdictions which may arise as a result of the BEPS project may ultimately increase the tax base of individual members of the Apifiny group in certain jurisdictions or the worldwide tax exposure of the Apifiny group. The changes of law resulting from the BEPS project also include revisions to the definition of a “permanent establishment” and the rules for attributing profit to a permanent establishment. Other BEPS-related changes focus on the goal of ensuring that transfer pricing outcomes are in line with value creation.

Changes to tax laws resulting from the BEPS project could increase their complexity and the burden and costs of compliance. Additionally, such changes could also result in significant modifications to existing transfer pricing rules and could potentially have an impact on Apifiny’s taxable profits in various jurisdictions.

Risks Related to Abri’s Business and the Business Combination

Going public through a merger rather than an underwritten offering presents risks to unaffiliated investors. Subsequent to Closing, the Combined Company may be required to take write-downs or write-offs, restructure its operations, or take impairment or other charges, any of which could have a significant negative effect on the Combined Company’s financial condition, results of operations and share price, which could cause you to lose some or all of your investment.

Going through a merger rather than an underwritten offering as Apifiny is seeking to do through the Business Combination, presents risks to unaffiliated investors. Such risks include the absence of a due diligence investigation conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement. Although Abri has conducted due diligence on Apifiny, Abri cannot assure you that this due diligence has identified all material issues that may be present in Apifiny, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of Apifiny’s business or Abri’s business and outside of Apifiny’s and Abri’s control will not later arise. Due diligence reviews in a typical IPO may include an independent investigation of the background of the company, any advisors and their respective affiliates, review of the offering documents and independent analysis of the business plan and any underlying financial assumptions. Because the Combined Company will become a public reporting company by means of consummating the Business Combination rather than by means of a traditional underwritten initial public offering, there is no independent third-party underwriter selling the shares of Common Stock of the Combined Company, and, accordingly, the Combined Company’s stockholders (including the public stockholders) will not have the benefit of an independent review and due diligence investigation of the type normally performed by an unaffiliated, independent underwriter in a public securities offering. As a result of these factors, the Combined Company may be forced to later write-down or write-off assets, restructure operations, or incur impairments or other charges that could result in reporting losses. Even if Abri’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with Abri’s preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on the Combined Company’s liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about the Combined Company or its securities. Accordingly, any of Abri’s stockholders who choose to remain stockholders of the Combined Company could suffer a reduction in the value of their shares and these stockholders are unlikely to have a remedy for the reduction in value.

Because the Combined Company will become a public reporting company by means other than a traditional underwritten initial public offering, the Combined Company’s stockholders may face additional risks and uncertainties.

Because the Combined Company will become a public reporting company by means of consummating the Business Combination rather than by means of a traditional underwritten initial public offering, there is no independent third-party underwriter selling the shares of the Combined Company’s Common Stock, and, accordingly, the Combined Company’s stockholders will not have the benefit of an independent review and investigation of the type normally performed by an unaffiliated, independent underwriter in a public securities offering. Due diligence reviews typically include an independent investigation of the background of the company, any advisors and their respective affiliates, review of the offering documents and independent analysis of the plan of business and any underlying financial assumptions. Because there is no independent third-party underwriter selling the shares of the Combined Company’s Common Stock, Abri’s stockholders must rely on the information included in this proxy statement/prospectus. Although Abri performed a due diligence review and investigation of Apifiny in connection with the Business Combination, the lack of an independent due diligence review and investigation increases the risk of investment in the Combined Company because it may not have uncovered facts that would be important to a potential investor.

In addition, because the Combined Company will not become a public reporting company by means of a traditional underwritten initial public offering, security or industry analysts may not provide, or be less likely to provide, coverage of the Combined Company. Investment banks may also be less likely to agree to underwrite secondary offerings on behalf of the Combined Company than they might if the Combined Company became a public reporting company by means of a traditional underwritten initial public offering, because they may be less familiar with the Combined Company as a result of more limited coverage by analysts and the media. The failure to receive research coverage or support in the market for the Combined Company’s Common Stock could have an adverse effect on the Combined Company’s ability to develop a liquid market for the Combined Company’s Common Stock.

Abri has different incentives and objectives in the Business Combination than an underwriter would in a traditional initial public offering, and therefore Abri’s due diligence review and investigation should not be viewed as equivalent to the review and investigation that an underwriter would be expected to conduct. Even if Abri’s due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with Abri’s preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on the Combined Company’s liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about the Combined Company or its securities. In addition, charges of this nature may cause us to violate net worth or other covenants to which we may be subject as a result of assuming pre-existing debt held by a target business or by virtue of our obtaining debt financing thereafter. Accordingly, any Abri stockholders or warrant holders who choose to remain stockholders or warrant holders following the business combination could suffer a reduction in the value of their securities. These stockholders or warrant holders are unlikely to have a remedy for the reduction in value.

Members of our management team may be deemed to have conflicts of interest in determining which entities should be presented as a potential business combination opportunity.

Members of our management team may have affiliations with companies, including companies that are engaged in business activities similar to those intended to be conducted by us. Accordingly, they may participate in transactions and have obligations that may be in conflict or competition with our consummation of our initial business combination. In addition, our Current Charter provides that the doctrine of corporate opportunity will not apply with respect to any of our officers or directors in circumstances where the application of the doctrine would conflict with any fiduciary duties or contractual obligations they may have. In order to minimize potential conflicts of interest which may arise from multiple affiliations, our officers and directors (other than our independent directors) agreed to present to us for our consideration, prior to presentation to any other person or entity, any suitable opportunity to acquire a target business, until the earlier of: (1) our consummation of an initial business combination and (2) 12 months from the closing of the IPO, or August 12, 2022 (or February 12, 2023 in the event Abri extends the time to complete a business combination). This agreement is, however, subject to any pre-existing fiduciary and contractual obligations such officer or director may have to another entity. We do not believe that the pre-existing fiduciary duties or contractual obligations of our officers and directors have impacted our ability to complete our business combination. Furthermore, the Amended Charter renounces any interest or expectancy of the Combined Company in, or in being offered an opportunity to participate in, any Excluded Opportunity. An “Excluded Opportunity” is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, any director of the Combined Company who is not an employee or officer of the Combined Company or any of its subsidiaries (a “Covered Person”), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person’s capacity as a director of the Corporation.

The Amended Charter will provide that the courts located in the State of Delaware will be the sole and exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

The Amended Charter will provide that except with the consent of the Combined Company to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for certain stockholder litigation, except for any action as to which the Chancery Court determines that there is an indispensable party not subject to the jurisdiction of such court and to which jurisdiction such party does not consent within 10 days of such determination, which is vested in the exclusive jurisdiction of a court or forum other than the Chancery Court or for which the Chancery Court does not have subject matter jurisdiction, or any action arising under the Securities Act as to which the Chancery Court and the federal district court for the District of Delaware shall have concurrent jurisdiction. The preceding exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees. Alternatively, if a court were to find the choice of forum provision contained in the Amended Charter to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition.

Abri is not an investment advisory client of Chardan Capital Markets under the Investment Advisers Act, and Abri is not an investment company under the Investment Company Act.

Chardan Capital Markets does not and will not provide any investment advice to Abri, and Abri is not an investment advisory client of Chardan Capital Markets under the Investment Advisers Act of 1940 (the “Advisers Act”). Abri is not a fund or a company managed by Chardan Capital Markets. This means that Abri is not entitled to the protections afforded to clients under the Advisers Act, and Chardan Capital Markets owes no fiduciary duties to Abri under the Advisers Act. In particular, Chardan Capital Markets has no fiduciary or other duties to present Abri with any prospective initial business combination opportunities or any information, investment strategies, opportunities or ideas known to them or developed or used in connection with their other investment activities, and, in certain cases, may be prohibited from doing so.

In addition, Abri is not an investment company under the Investment Company Act, and Abri is not entitled to the protections afforded to investment companies under that law.

Abri will be forced to liquidate the Trust Account if it cannot consummate a business combination by the date that is 12 months from the closing of the IPO, or August 12, 2022 (or February 12, 2023 in the event Abri extends the time to complete a business combination). In the event of a liquidation, the public stockholders will receive $[•] per share of Common Stock and the Warrants will expire worthless.

If Abri is unable to complete a business combination by the date that is 12 months from the closing of the IPO, or August 12, 2022, (or February 12, 2023 in the event Abri extends the time to complete a business combination) and is forced to liquidate, the per-share liquidation distribution will be $10.00. Furthermore, public stockholders will forfeit the one-quarter Warrant included in the shares of Common Stock being redeemed.

You must tender your shares of Common Stock in order to validly seek redemption of your shares of Common Stock.

In connection with tendering your shares of Common Stock for redemption, you must elect either to physically tender your share certificates to Continental or to deliver your shares of Common Stock to Continental electronically using DTC’s DWAC (Deposit/Withdrawal At Custodian) System, in each case at least two business days before the Meeting. The requirement for physical or electronic delivery ensures that a redeeming holder’s election to redeem is irrevocable once the Business Combination is consummated. Any failure to observe these procedures will result in your loss of redemption rights in connection with the vote on the Business Combination. Holders of outstanding Units must separate the underlying shares of Common Stock prior to exercising redemption rights with respect to the shares of Common Stock. If the Units are registered in a holder’s own name, the holder must deliver the certificate for its Units to Continental, with written instructions to separate the Units into their individual component parts. This must be completed far enough in advance to permit the mailing of the certificates back to the holder so that the holder may then exercise his, her or its redemption rights upon the separation of the shares of Common Stock from the Units.

If third parties bring claims against Abri, the proceeds held in trust could be reduced and the per share liquidation price received by holders of shares of Common Stock may be less than $[•].

Abri’s placing of funds in trust may not protect those funds from third party claims against Abri. Although Abri has received from many of the vendors, service providers (other than its independent accountants) and prospective target businesses with which it does business executed agreements waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of the public stockholders, they may still seek recourse against the Trust Account. Additionally, a court may not uphold the validity of such agreements. Accordingly, the proceeds held in trust could be subject to claims which could take priority over those of the public stockholders. If Abri liquidates the Trust Account before the completion of a business combination and distributes the proceeds held therein to the public stockholders, the Sponsor has contractually agreed that it will be liable to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us, but only if such a vendor or prospective target business does not execute such a waiver. However, Abri cannot assure you that they will be able to meet such obligation. Therefore, the per-share distribution from the Trust Account for our stockholders may be less than $10.00 per share of Common Stock due to such claims.

Additionally, if Abri is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in Abri’s bankruptcy estate and subject to the claims of third parties with priority over the claims of its stockholders. To the extent any bankruptcy claims deplete the Trust Account, Abri may not be able to return $10.00 to our public stockholders.

Any distributions received by Abri stockholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, Abri was unable to pay its debts as they fell due in the ordinary course of business.

Abri’s Certificate of Incorporation provides that it will continue in existence only until the date that is 12 months from the closing of the IPO, or August 12, 2022 (or February 12, 2023 in the event Abri extends the time to complete a business combination). If Abri is unable to consummate a transaction within the required time periods, upon notice from Abri, the trustee of the Trust Account will distribute the amount in its Trust Account to the public stockholders. Concurrently, Abri shall pay, or reserve for payment, from funds not held in trust, its liabilities and obligations, although Abri cannot assure you that there will be sufficient funds for such purpose.

We expect that all costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the approximately $1,000,000 of proceeds held outside the Trust Account, although we cannot assure you that there will be sufficient funds for such purpose. We will depend on sufficient interest being earned on the proceeds held in the Trust Account to pay any tax obligations we may owe or for working capital purposes.

However, we may not properly assess all claims that may be potentially brought against us. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of our stockholders may extend well beyond the third anniversary of the date of distribution. Accordingly, third parties may seek to recover from our stockholders amounts owed to them by us.

If, after we distribute the proceeds in the Trust Account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by our stockholders. In addition, our Board may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, thereby exposing itself and us to claims of punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors.

If Abri’s due diligence investigation of Apifiny was inadequate, then stockholders of Abri following the Business Combination could lose some or all of their investment.

Even though Abri conducted a due diligence investigation of Apifiny, it cannot be sure that this diligence uncovered all material issues that may be present inside Apifiny or its business, or that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of Apifiny and its business and outside of its control will not later arise.

Stockholder litigation and regulatory inquiries and investigations are expensive and could harm Abri’s business, financial condition and operating results and could divert management attention.

In the past, securities class action litigation and/or stockholder derivative litigation and inquiries or investigations by regulatory authorities have often followed certain significant business transactions, such as the sale of a company or announcement of any other strategic transaction, such as the Business Combination. Any stockholder litigation and/or regulatory investigations against Abri, whether or not resolved in Abri’s favor, could result in substantial costs and divert Abri’s management’s attention from other business concerns, which could adversely affect Abri’s business and cash resources and the ultimate value Abri’s stockholders receive as a result of the Business Combination.

The Initial Stockholders who own shares of Common Stock and Private Units will not participate in liquidation distributions and, therefore, they may have a conflict of interest in determining whether the Business Combination is appropriate.

As of the Record Date, the Initial Stockholders owned an aggregate of [*] shares of Common Stock and [*] Private Units. They have waived their right to redeem any shares of Common Stock in connection with a stockholder vote to approve a proposed initial business combination or sell any shares of Common Stock to Abri in a tender offer in connection with a proposed initial business combination, or to receive distributions with respect to any shares of Common Stock upon the liquidation of the Trust Account if Abri is unable to consummate a business combination. Based on a market price of $[•] per Unit on [•], 2022, the value of the Units was $[•]. The Private Units (including underlying securities) and founder shares acquired prior to the IPO will be worthless if Abri does not consummate a business combination. Consequently, our directors’ discretion in identifying and selecting Apifiny as a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of the Business Combination are appropriate and in the public stockholders’ best interest.

Abri is requiring stockholders who wish to redeem their shares of Common Stock in connection with a proposed business combination to comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline for exercising their rights.

Abri is requiring stockholders who wish to redeem their shares of Common Stock to either tender their certificates to Continental or to deliver their shares of Common Stock to Continental electronically using the DTC’s DWAC (Deposit/Withdrawal At Custodian) System at least two business days before the Meeting. In order to obtain a physical certificate, a stockholder’s broker and/or clearing broker, DTC and Continental will need to act to facilitate this request. It is Abri’s understanding that stockholders should generally allot at least two weeks to obtain physical certificates from Continental. However, because we do not have any control over this process or over the brokers or DTC, it may take significantly longer than two weeks to obtain a physical certificate. While we have been advised that it takes a short time to deliver shares of Common Stock through the DWAC System, we cannot assure you of this fact. Accordingly, if it takes longer than Abri anticipates for stockholders to deliver their shares of Common Stock, stockholders who wish to redeem may be unable to meet the deadline for exercising their redemption rights and thus may be unable to redeem their shares of Common Stock. Holders of outstanding Units must separate the underlying shares of Common Stock prior to exercising redemption rights with respect to the shares of Common Stock. If the Units are registered in a holder’s own name, the holder must deliver the certificate for its Units to Continental, with written instructions to separate the Units into their individual component parts. This must be completed far enough in advance to permit the mailing of the certificates back to the holder so that the holder may then exercise his, her or its redemption rights upon the separation of the shares of Common Stock from the Units.

Abri will require its public stockholders who wish to redeem their shares of Common Stock in connection with the Business Combination to comply with specific requirements for redemption described above, such redeeming stockholders may be unable to sell their securities when they wish to in the event that the Business Combination is not consummated.

If Abri requires public stockholders who wish to redeem their shares of Common Stock in connection with the proposed Business Combination to comply with specific requirements for redemption as described above and the Business Combination is not consummated, Abri will promptly return such certificates to its public stockholders. Accordingly, investors who attempted to redeem their shares of Common Stock in such a circumstance will be unable to sell their securities after the failed acquisition until Abri has returned their securities to them. The market price of shares of Common Stock may decline during this time and you may not be able to sell your securities when you wish to, even while other stockholders that did not seek redemption may be able to sell their securities.

If Abri’s securityholders exercise their registration rights with respect to their securities, it may have an adverse effect on the market price of Abri’s securities.

Abri’s Initial Stockholders are entitled to make a demand that it register the resale of their founder shares at any time commencing three months prior to the date on which their shares may be released from escrow. Additionally, the holders of Representative Shares, the Private Units and any Units the Sponsor, Initial Stockholders, officers, directors, or their affiliates may be issued in payment of working capital loans made to Abri, are entitled to demand that Abri register the resale of the Representative Shares, Private Units and any other Units Abri issues to them (and the underlying securities) commencing at any time after Abri consummates an initial business combination. If such persons exercise their registration rights with respect to all of their securities, then there will be an additional 1,433,480 shares of Common Stock and 294,598 Units (and underlying securities) eligible for trading in the public market. The presence of these additional shares of Common Stock and Units (and underlying securities) trading in the public market may have an adverse effect on the market price of Abri’s securities.

Abri will not obtain an opinion from an unaffiliated third party as to the fairness of the Business Combination to its stockholders.

The Current Charter only requires a fairness opinion if the target business is affiliated with the Sponsor, or the directors or officers of Abri. This transaction was negotiated between unrelated parties with no pre-existing relationship and no conflicts of interest were present. Therefore, Abri is not required to obtain an opinion from an unaffiliated third party to say that the price it is paying in the Business Combination is fair to its public stockholders from a financial point of view. The public stockholders therefore, must rely solely on the judgment of the Board.

If the Business Combination’s benefits do not meet the expectations of financial or industry analysts, the market price of Abri’s securities may decline.

The market price of Abri’s securities may decline as a result of the Business Combination if:

•        Abri does not achieve the perceived benefits of the acquisition as rapidly as, or to the extent anticipated by, financial or industry analysts; or

•        The effect of the Business Combination on the financial statements is not consistent with the expectations of financial or industry analysts.

Accordingly, investors may experience a loss as a result of decreasing stock prices.

Abri’s directors and officers may have certain conflicts in determining to recommend the acquisition of Apifiny, since certain of their interests, and certain interests of their affiliates and associates, are different from, or in addition to, your interests as a stockholder.

Abri’s management and directors have interests in and arising from the Business Combination that are different from, or in addition to, your interests as a stockholder, which could result in a real or perceived conflict of interest. These interests include the fact that certain of the shares of Common Stock and Private Units (including the underlying securities) owned by Abri’s management and directors, or their affiliates and associates, would become worthless if the Business Combination Proposal is not approved and Abri otherwise fails to consummate a business combination prior to August 12, 2022 (unless such date has been extended as described herein). See “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” beginning on page 144 for additional information.

Abri and Apifiny have incurred and expect to incur significant costs associated with the Business Combination. Whether or not the Business Combination is completed, the incurrence of these costs will reduce the amount of cash available to be used for other corporate purposes by Abri if the Business Combination is completed or by Abri if the Business Combination is not completed.

Abri and Apifiny expect to incur significant costs associated with the Business Combination. Whether or not the Business Combination is completed, Abri expects to incur approximately $950,000 in expenses. These expenses will reduce the amount of cash available to be used for other corporate purposes by Abri if the Business Combination is completed or by Abri if the Business Combination is not completed.

Abri will incur significant transaction costs in connection with transactions contemplated by the Merger Agreement.

Abri will incur significant transaction costs in connection with the Business Combination. If the Business Combination is not consummated, Abri may not have sufficient funds to seek an alternative business combination and may be forced to liquidate and dissolve.

The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus may not be indicative of what the Combined Company’s actual financial position or results of operations would have been.

The unaudited pro forma condensed combined financial information in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what Combined Company’s actual financial position or results of operations would have been had the Business Combination been completed on the dates indicated. See the section titled “Unaudited Pro Forma Condensed Combined Financial Information” for more information.

In the event that a significant number of shares of Common Stock are redeemed, our Common Stock may become less liquid following the Business Combination.

If a significant number of shares of Common Stock are redeemed, Abri may be left with a significantly smaller number of stockholders. As a result, trading in the shares of the Combined Company may be limited and your ability to sell your shares in the market could be adversely affected. The Combined Company intends to apply to list its shares on the Nasdaq Stock Market (“Nasdaq”), and Nasdaq may not list the Common Stock on its exchange, which could limit investors’ ability to make transactions in Abri’s securities and subject Abri to additional trading restrictions.

The Combined Company will be required to meet the initial listing requirements to be listed on the Nasdaq Stock Market. However, the Combined Company may be unable to maintain the listing of its securities in the future.

If the Combined Company fails to meet the continued listing requirements and Nasdaq delists its securities, Abri could face significant material adverse consequences, including:

•        a limited availability of market quotations for its securities;

•        a limited amount of news and analyst coverage for the Combined Company; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

Abri may waive one or more of the conditions to the Business Combination without resoliciting stockholder approval for the Business Combination.

Abri may agree to waive, in whole or in part, some of the conditions to its obligations to complete the Business Combination, to the extent permitted by applicable laws. The Board will evaluate the materiality of any waiver to determine whether amendment of this proxy statement/prospectus and resolicitation of proxies is warranted. In some instances, if the Board determines that a waiver is not sufficiently material to warrant resolicitation of stockholders, Abri has the discretion to complete the Business Combination without seeking further stockholder approval. For example, it is a condition to Abri’s obligations to close the Business Combination that there be no applicable law and no injunction or other order restraining or imposing any condition on Closing, however, if the Board determines that any such order or injunction is not material to the business of Apifiny, then the Board may elect to waive that condition without stockholder approval and close the Business Combination.

Abri’s stockholders will experience immediate dilution as a consequence of the issuance of Common Stock as consideration in the Business Combination. Having a minority share position may reduce the influence that Abri’s current stockholders have on the management of Abri.

It is anticipated that, upon Closing, the public stockholders will retain an ownership interest of approximately 11.3% in the Combined Company, the Sponsor and directors of Abri will retain an ownership interest of approximately 2.7% in the Combined Company, the Representative will retain an ownership interest of approximately 1.7% in the Combined Company, and the Apifiny stockholders will own approximately 84.3% of the outstanding Common Stock of the Combined Company.

The ownership percentages set forth above with respect to the Combined Company do not take into account (i) the redemption of any shares of Common Stock by the public stockholders or (ii) the issuance of any additional shares upon Closing under the Stock Plan. If the actual facts are different from these assumptions (which they are likely to be), the percentage ownership retained by the Abri stockholders will be different. See “Unaudited Pro Forma Condensed Combined Financial Information.”

If Proposal No. 2A is not approved, the voting power of stockholders of the Combined Company will be equal to their respective ownership percentages set forth above. However, if Proposal No. 2A is approved and Series A Preferred Stock (each share of which is entitled to nine votes on any matter submitted to the holders of Common Stock) is issued, it is anticipated that, under the assumptions set forth above, upon Closing, public stockholders will retain voting power of approximately 1.9% in the Combined Company, the Sponsor, officers, directors and other holders of founder shares will retain voting power of approximately 0.6% of the Combined Company, the Representative will retain voting power of approximately 0.3% of the Combined Company, and the Apifiny stockholders will have voting power of approximately 97.2% of the Combined Company, of which TipTop will have voting power of approximately 84.5% of the Combined Company.

The Sponsor, members of the Board and Abri’s executive officers and advisors may have interests in the Business Combination that are different from or in addition to (and which may conflict with) your interest.

The Sponsor, members of the Board and Abri’s executive officers and advisors have interests in the Business Combination that are different from or in addition to (and which may conflict with) your interest. These interests include:

•        the fact that the Sponsor paid an aggregate of $25,000 for the founder shares and such securities will have a significantly higher value at the time of the Business Combination;

•        the fact that if the Business Combination is not approved, in accordance with our Charter, the 1,433,480 founder shares held by our Sponsor, our officers and directors, which were acquired prior to the IPO for an aggregate purchase price of $25,000, will be worthless (as the holders have waived liquidation rights with respect to such shares), as will the 294,598 shares of Common stock and 294,598 Private Warrants that were included in the Private Units acquired simultaneously with the IPO and in connection with the exercise of the overallotment option, for an aggregate purchase price of $2,945,980. Irrespective of existing lock-up agreements that impose restrictions on the transfer of the founder shares, the shares of Common Stock in the Private Units and Private Warrants, such founder shares together with the shares of Common Stock in the Private Units, and Private Warrants had an aggregate market value of approximately $[*] based on the last sale price of $[*] and $[*], respectively, on Nasdaq on [*], 2022;

•        if we are unable to complete a business combination and distribute the proceeds held in trust to our public stockholders, our Sponsor has agreed (subject to certain exceptions) that it will be liable to ensure that the proceeds in the trust account are not reduced below $10.00 per share by the claims of target businesses or claims of vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us;

•        all rights specified in the Company’s Charter relating to the right of officers and directors to be indemnified by the Company, and of the Company’s officers and directors to be exculpated from monetary liability with respect to prior acts or omissions, will continue after a business combination. If the Business Combination is not approved and the Company liquidates, the Company will not be able to perform its obligations to its officers and directors under those provisions;

•        our Sponsor, officers, directors, initial stockholders or their affiliates, are entitled to reimbursement of out-of-pocket expenses incurred by them in connection with certain activities on our behalf, such as identifying and investigating possible business targets and business combinations. However, if the Company fails to consummate the Business Combination, they will not have any claim against the trust account for reimbursement. Accordingly, the Company will most likely not be able to reimburse these expenses if the Business Combination is not completed, including any balances outstanding on the Working Capital Notes issued to Abri by the Sponsor on March 8, 2022 for $300,000, and on March 28, 2022 for $500,000. As of [*], 2022, $800,000 is outstanding from the Working Capital Note, and there are no out-of-pocket expenses are owed to Abri’s officers, directors and Sponsor;

•        In light of the foregoing, the Sponsor and its affiliates will receive material benefits from Closing and may be incentivized to complete the Business Combination with Apifiny rather than liquidate even if (i) Apifiny is a less favorable target company or (ii) the terms of the Business Combination are less favorable to stockholders. As a result, our Sponsor and its affiliates may have interests in Closing that are materially different than, and may conflict with, the interests of other stockholders. Further, the Sponsor and its affiliates who hold founder shares or Private Warrants may receive a positive return on their investment(s), even if the public stockholders experience a negative return on their investment after consummation of the Business Combination.

These interests may influence Abri’s directors in making their recommendation that you vote in favor of the approval of the Business Combination.

Risks Related to Combined Company’s Common Stock

The Combined Company’s stock price may fluctuate significantly.

The market price of the Combined Company’s Common Stock may fluctuate widely, depending on many factors, some of which may be beyond our control, including:

•        actual or anticipated fluctuations in our results of operations due to factors related to its business;

•        success or failure of its business strategies;

•        competition and industry capacity;

•        changes in interest rates and other factors that affect earnings and cash flow;

•        its level of indebtedness, its ability to make payments on or service its indebtedness and its ability to obtain financing as needed;

•        its ability to retain and recruit qualified personnel;

•        its quarterly or annual earnings, or those of other companies in its industry;

•        announcements by us or its competitors of significant acquisitions or dispositions;

•        changes in accounting standards, policies, guidance, interpretations or principles;

•        the failure of securities analysts to cover, or positively cover, its Common Stock after the Business Combination;

•        changes in earnings estimates by securities analysts or its ability to meet those estimates;

•        the operating and stock price performance of other comparable companies;

•        investor perception of the company and its industry;

•        overall market fluctuations unrelated to its operating performance;

•        results from any material litigation or government investigation;

•        changes in laws and regulations (including tax laws and regulations) affecting its business;

•        changes in capital gains taxes and taxes on dividends affecting stockholders; and

•        general economic conditions and other external factors.

Low trading volume for the Combined Company’s Common Stock, which may occur if an active trading market does not develop, among other reasons, would amplify the effect of the above factors on stock price volatility.

Should the market price of our shares drop significantly, stockholders may institute securities class action lawsuits against us. A lawsuit against the Combined Company could cause the Combined Company to incur substantial costs and could divert the time and attention of its management and other resources.

Even if we consummate the Business Combination, the Public Warrants may never be in the money, and they may expire worthless.

The exercise price for our warrants is $11.50 per share. There can be no assurance that the Public Warrants will be in the money prior to their expiration and, as such, the Public Warrants may expire worthless. The terms of our Public Warrants may be amended in a manner that may be adverse to the holders. The warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us provides that the terms of the Public Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of a majority of the then-outstanding Public Warrants to make any change that adversely affects the interests of the registered holders. Accordingly, we may amend the terms of the Public Warrants in a manner adverse to a holder if holders of a majority of the then-outstanding Public Warrants approve of such amendment. Our ability to amend the terms of the Public Warrants (including the Private Warrants) with the consent of a majority of the then-outstanding Public Warrants is unlimited. Examples of such amendments could be amendments to, among other things, increase the exercise price of the Public Warrants, shorten the exercise period or decrease the number of shares of our Common Stock purchasable upon exercise of a Public Warrant.

An investor will only be able to exercise the Public Warrants if the issuance of shares of Common Stock upon such exercise has been registered or qualified or is deemed exempt under the securities laws of the state of residence of the holder of the warrants.

No Public Warrants will be exercisable for cash and we will not be obligated to issue shares of Common Stock unless the shares of Common Stock issuable upon such exercise have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the Public Warrants. At the time that the Warrants become exercisable, we expect to continue to be listed on a national securities exchange, which would provide an exemption from registration in every state. However, we cannot assure you of this fact. If the shares of

Common Stock issuable upon exercise of the Public Warrants are not qualified or exempt from qualification in the jurisdictions in which the holders of the Public Warrants reside, the warrants may be deprived of any value, the market for the warrants may be limited and they may expire worthless if they cannot be sold.

Our management’s ability to require holders of our Public Warrants to exercise such Public Warrants on a cashless basis will cause holders to receive fewer shares of Common Stock upon their exercise of the Public Warrants than they would have received had they been able to exercise their Public Warrants for cash.

If we call our Public Warrants for redemption after the redemption criteria have been satisfied (only if, the reported last sale price of the shares of Common Stock equals or exceeds $16.50 per share, for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders, and if there is a current registration statement in effect with respect to the shares of Common Stock underlying such Public Warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption) our management will have the option to require any holder that wishes to exercise its Public Warrants (including any Public Warrants held by our initial stockholders or their permitted transferees) to do so on a “cashless basis.” If our management chooses to require holders to exercise their warrants on a cashless basis, the number of shares of Common Stock received by a holder upon exercise will be fewer than it would have been had such holder exercised its warrants for cash. This will have the effect of reducing the potential “upside” of the holder’s investment in our company. Recent Common Stock trading prices have not met the threshold that would allow us to redeem Public Warrants.

The Private Warrants are identical to the Public Warrants except that the Private Warrants will be exercisable for cash (even if a registration statement covering the shares of Common Stock issuable upon exercise of such warrants is not effective) or on a cashless basis, at the holder’s option, and will not be redeemable by us, in each case so long as they are still held by the initial purchasers or their affiliates. If the private warrants are held by holders other than the Sponsor or its permitted transferees, the Private Warrants will be redeemable by us and exercisable by the holders on the same basis as the Public Warrants.

We may redeem your unexpired Public Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

We have the ability to redeem outstanding Public Warrants (excluding any Private Warrants held by our Sponsor or its permitted transferees) at any time after they become exercisable and prior to their expiration, at $0.01 per warrant, provided that the last reported sales price (or the closing bid price of our Common Stock in the event the shares of our Common Stock are not traded on any specific trading day) of the Common Stock equals or exceeds $16.50 per share (as adjusted for stock splits, stock dividends, reorganizations and the like) on each of 20 trading days within the 30 trading-day period ending on the third business day prior to the date on which we send proper notice of such redemption, provided that on the date we give notice of redemption and during the entire period thereafter until the time we redeem the Public Warrants, we have an effective registration statement under the Securities Act covering the shares of Common Stock issuable upon exercise of the Public Warrants and a current prospectus relating to them is available. If and when the warrants become redeemable by us, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. Redemption of the outstanding Public Warrants could force a warrant holder: (i) to exercise its Public Warrants and pay the exercise price therefor at a time when it may be disadvantageous for it to do so, (ii) to sell its Public Warrants at the then-current market price when it might otherwise wish to hold its Public Warrants or (iii) to accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, will be substantially less than the market value of its Public Warrants.

If the Designation of Series A Preferred Stock Proposal is approved, upon Closing, the holders of Apifiny F Stock will hold all of the issued and outstanding shares of Series A Preferred Stock, which will concentrate the voting power with the current holders of Apifiny F Stock and limit an investor’s ability to influence the outcome of important transactions, including a change in control.

Shares of Common Stock will have one vote per share, while shares of Series A Preferred Stock will have nine votes per share. Each share of Series A Preferred Stock may vote on any matter submitted to the holders of Common Stock and will vote together with the Common Stock as one class on such matters for as long as any shares of Series A Preferred Stock are issued and outstanding. Shares of Series A Preferred Stock will have no liquidation preferences, will not be entitled to receive any dividends, distributions or payments that are paid to holders of Common Stock or any other class of stock of the Combined Company and will not be convertible into any other class of stock of the Combined Company. Series A Preferred Stock will be non-transferrable by any holder thereof, except for transfers to an affiliate of such holder. In the event of any transfer of Common Stock by a holder of Series A Preferred Stock, a number of shares of Series A Preferred Stock equal to the number of shares of Common Stock transferred will be automatically retired without any compensation to the holder thereof. Once retired, shares of Series A Preferred Stock will not be eligible to be reissued.

If the Designation of Series A Preferred Stock Proposal is approved, upon Closing each share of Apifiny F Stock will be converted into the right to receive, in addition to the applicable number of shares of Common Stock, an equal number of shares of Series A Preferred Stock. Such issuance of Series A Preferred Stock to the holders of Apifiny F Stock is meant to provide such holders with the rights in the Combined Company substantially similar to the rights they had in Apifiny by virtue of their ownership of Apifiny F Stock. The issuance of Series A Preferred Stock could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of the Combined Company’s capital stock.

If the Designation of Series A Preferred Stock Proposal is approved, upon Closing, the holders of Apifiny F Stock will hold all of the issued and outstanding shares of Series A Preferred Stock. Accordingly, if the Designation of Series A Preferred Stock Proposal is approved, the holders of Apifiny F Stock will hold, directly or indirectly, and assuming maximum redemptions by the public stockholders, approximately [•]% of the voting power of the Combined Company’s capital stock (as opposed to approximately [•]% voting power of the Combined Company’s capital stock the holders of Apifiny F Stock would hold if the Designation of Series A Preferred Stock Proposal is not approved and the holders of Apifiny F Stock receive only shares of Common Stock) and will be able to control matters submitted to the Combined Company’s stockholders for approval, including the election of directors, the exercise of their right to veto specified transactions, the amendments of the Combined Company’s organizational documents, and any merger, consolidation, sale of all or substantially all of the Combined Company’s assets, or other major corporate transactions. The terms of the Series A Preferred Stock could adversely impact the voting power or value of our Common Stock.

If the Designation of Series A Preferred Stock Proposal is approved, the holders of Apifiny F Stock, who will become holders of the Series A Preferred Stock upon Closing, may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentrated control may have the effect of delaying, preventing or deterring a change in control of the Combined Company, could deprive Abri stockholders of an opportunity to receive a premium for their capital stock as part of a sale of the Combined Company, and might ultimately affect the market price of shares of the Common Stock. For information about the Series A Preferred Stock, see “Proposal No. 2 — The Charter Amendment Proposal — Comparison of Current Charter to Amended Charter” and Proposal No. 2A — The Designation of Series A Preferred Stock.”

The State of New York will be the exclusive forum for substantially all disputes between us and our Pubic Warrant holders, which could limit our Public Warrant holders’ ability to obtain a favorable judicial forum for disputes in connection with the Public Warrants.

The Public Warrants shall be governed in all respects by the laws of the State of New York, without giving effect to conflict of laws. Subject to applicable law, any action, proceeding or claim against the Company arising out of or relating in any way to the Warrant Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, which jurisdiction shall be exclusive forum for any such action, proceeding or claim. This provision does not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal district courts of the United States of America are the sole and exclusive forum. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Any person or entity purchasing or otherwise acquiring any interest in the Public Warrants shall be deemed to have notice of and to have consented to the forum provisions. If any action, the subject matter of which is within the scope the forum provisions, is filed in a court other than a court located within the State of New York or the United States District Court for the Southern District of New York in the name of any Public Warrant holder, such Warrant holder shall be deemed to have consented to: (x) the personal jurisdiction of the state and federal courts located within the State of New York or the United States District Court for the Southern District of New York in connection with any action brought in any such court to enforce the forum provisions, and (y) having service of process made upon such Public Warrant holder in any such enforcement action by service upon such Public Warrant holder’s counsel in the foreign action as agent for such Public Warrant holder.

This choice of forum provision may limit a warrant holder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with Abri or its directors, officers, or other employees, which, along with potential increased costs of litigating in the courts provided by the choice of forum provision, may discourage such lawsuits against Abri and its directors, officers, and employees. Alternatively, if a court were to find these provisions of the Abri Warrant Agreement inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, Abri may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect the Company’s business and financial condition.

An active, liquid trading market for the Combined Company’s Common Stock may not develop, which may limit your ability to sell your shares.

An active trading market for the Combined Company’s shares of Common Stock may never develop or be sustained following Closing. A public trading market having the desirable characteristics of depth, liquidity and orderliness depends upon the existence of willing buyers and sellers at any given time, such existence being dependent upon the individual decisions of buyers and sellers over which neither the Combined Company nor any market maker has control. The failure of an active and liquid trading market to develop and continue would likely have a material adverse effect on the value of the Combined Company’s Common Stock. An inactive market may also impair the Combined Company’s ability to raise capital to continue to fund operations by issuing shares and may impair the Combined Company’s ability to acquire other companies or technologies by using the Combined Company’s shares as consideration.

Your percentage ownership in the Combined Company may be diluted in the future.

Stockholders’ percentage ownership in the Company may be diluted in the future because of equity issuances for acquisitions, capital market transactions or otherwise, including equity awards that the Combined Company will be granting to directors, officers and other employees. Our Board has adopted the incentive plan subject to stockholder approval, for the benefit of certain of our current and future employees, service providers and non-employee directors. Such awards will have a dilutive effect on our earnings per share, which could adversely affect the market price of our Common Stock.

From time-to-time, the Combined Company may opportunistically evaluate and pursue acquisition opportunities, including acquisitions for which the consideration thereof may consist partially or entirely of newly-issued shares of Combined Company’s Common Stock and, therefore, such transactions, if consummated, would dilute the voting power and/or reduce the value of our Common Stock.

The issuance of additional shares of Common Stock, preferred stock or other convertible securities may dilute your ownership and could adversely affect the stock price.

From time to time in the future, the Combined Company may issue additional shares of Common Stock, preferred stock or other securities convertible into Common Stock pursuant to a variety of transactions, including acquisitions. Additional shares of Common Stock may also be issued upon exercise of outstanding stock options and warrants to purchase Common Stock. The issuance by us of additional shares of Common Stock or securities convertible into Common Stock would dilute your ownership of the Combined Company and the sale of a significant amount of such shares in the public market could adversely affect prevailing market prices of our Common Stock. Subject to the satisfaction of vesting conditions and the expiration of lockup agreements, shares issuable upon exercise of options will be available for resale immediately in the public market without restriction.

Issuing additional shares of the Combined Company’s capital stock, other equity securities or securities convertible into equity may dilute the economic and voting rights of our existing stockholders, reduce the market price of our Common Stock or both. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred stock, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit our ability to pay dividends to the holders of our Common Stock. The Combined Company’s decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, which may adversely affect the amount, timing, or nature of our future offerings. As a result, holders of the Combined Company’s Common Stock bear the risk that the Combined Company’s future offerings may reduce the market price of the Combined Company’s Common Stock and dilute their percentage ownership.

Future sales, or the perception of future sales, of the Combined Company’s Common Stock by the Combined Company or its existing stockholders in the public market could cause the market price for the Combined Company’s Common Stock to decline.

The sale of substantial amounts of shares of the Combined Company’s Common Stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of Common Stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

In connection with the Business Combination, certain of Abri’s stockholders agreed that, subject to certain exceptions, they will not, during the period beginning at the effective time of the Business Combination and the date that is [•] days after the date of the Business Combination (subject to early release if Apifiny consummates a liquidation, merger, share exchange or other similar transaction with an unaffiliated third party), directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of any shares of Common Stock, or any options or warrants to purchase any shares of Common Stock, or any securities convertible into, exchangeable for, or that represent the right to receive shares of Common Stock, or any interest in any of the foregoing.

Upon the expiration or waiver of the lock-up described above, shares held by these stockholders will be eligible for resale, subject to, in the case of stockholders who are our affiliates, volume, manner of sale, and other limitations under Rule 144 promulgated under the Securities Act.

In addition, certain of our stockholders will have registration rights under a registration rights agreement to be entered into prior to the Closing pursuant to which we are obligated to register such stockholders’ shares of Common Stock and other securities that such stockholders may acquire after the Closing. Upon the effectiveness of the applicable registration statement, these shares of Common Stock will be available for resale without restriction, subject to any lock-up agreement.

In addition, shares of our Common Stock issuable upon exercise or vesting of incentive awards under our incentive plans are, once issued, eligible for sale in the public market, subject to any lock-up agreements and, in some cases, limitations on volume and manner of sale applicable to affiliates under Rule 144. Furthermore, shares of our Common Stock reserved for future issuance under the Stock Plan may become available for sale in future.

The market price of shares of our Common Stock could drop significantly if the holders of the shares described above sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of shares of our Common Stock or other securities.

If securities or industry analysts publish inaccurate or unfavorable research or reports about the Combined Company’s business, its stock price and trading volume could decline.

The trading market for the Common Stock depends, in part, on the research and reports that third-party securities analysts publish about us and the industries in which we operate. We may be unable or slow to attract research coverage and if one or more analysts cease coverage of the Combined Company, the price and trading volume of our securities would likely be negatively impacted. If any of the analysts that may cover us change their recommendation regarding our Common Stock adversely, or provide more favorable relative recommendations about our competitors, the price of our Common Stock would likely decline. If any analyst that may cover the Combined Company ceases covering us or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price or trading volume of our Common Stock to decline. Moreover, if one or more of the analysts who cover us downgrades our Common Stock, or if our reporting results do not meet their expectations, the market price of our Common Stock could decline.

The Combined Company may be subject to securities litigation, which is expensive and could divert management attention.

Following the Business Combination, the per share price of the Common Stock may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities litigation, including class action litigation. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could have a material adverse effect on the Combined Company’s business, financial condition, and results of operations. Any adverse determination in litigation could also subject the Company to significant liabilities.

THE MEETING

General

Abri is furnishing this proxy statement/prospectus to the Abri stockholders as part of the solicitation of proxies by the Board for use at the Meeting of Abri stockholders to be held on [•], 2022 and at any adjournment or postponement thereof. This proxy statement/prospectus is first being furnished to our stockholders on or about [•], 2022 in connection with the vote on the Proposals. This proxy statement/prospectus provides you with the information you need to know to be able to vote or instruct your vote to be cast at the Meeting.

Date, Time and Place

The Meeting will be held virtually at [•] [•].m., Eastern Time, on [•] and conducted exclusively via live audio cast at [•], or such other date, time and place to which such meeting may be adjourned or postponed, for the purposes set forth in the accompanying notice. There will not be a physical location for the Meeting, and you will not be able to attend the meeting in person. We are pleased to utilize the virtual stockholder meeting technology to provide ready access and cost savings for our stockholders and Abri. The virtual meeting format allows attendance from any location in the world. You will be able to attend, vote your shares, view the list of stockholders entitled to vote at the Meeting and submit questions during the Meeting via a live audio cast available at [•].

Virtual Meeting Registration

To register for the virtual meeting, please follow these instructions as applicable to the nature of your ownership of our Common Stock.

If your shares are registered in your name with Continental and you wish to attend the online-only virtual meeting, go to [•], enter the control number you received on your proxy card and click on the “Click here” to preregister for the online meeting link at the top of the page. Just prior to the start of the meeting you will need to log back into the meeting site using your control number. Pre-registration is recommended but is not required in order to participate in the virtual Meeting.

Beneficial stockholders who wish to participate in the online-only virtual meeting must obtain a legal proxy by contacting their account representative at the bank, broker, or other nominee that holds their shares and email a copy (a legible photograph is sufficient) of their legal proxy to [•]. Beneficial stockholders who email a valid legal proxy will be issued a meeting control number that will allow them to register to attend and participate in the online-only meeting. After contacting Continental a beneficial holder will receive an email prior to the meeting with a link and instructions for entering the virtual Meeting. Beneficial stockholders should contact Continental at least five business days prior to the meeting date.

Accessing the Virtual Meeting Audio Cast

You will need your control number for access. If you do not have your control number, contact Continental at the phone number or email address below. Beneficial investors who hold shares through a bank, broker or other intermediary, will need to contact them and obtain a legal proxy. Once you have your legal proxy, contact Continental to have a control number generated. Continental contact information is as follows: 917-___-_____ or email proxy@continentalstock.com.

Record Date; Who is Entitled to Vote

Abri has fixed the close of business on [•], 2022, as the record date for determining those Abri stockholders entitled to notice of and to vote at the Meeting. As of the close of business on February [•], 2022, there were [*] shares of Common Stock issued and outstanding and entitled to vote, of which 1,433,480 are founder shares held by the Initial Stockholders. Each holder of shares of Common Stock is entitled to one vote per share on each Proposal. If your shares are held in “street name,” you should contact your broker, bank or other nominee to ensure that shares held beneficially by you are voted in accordance with your instructions.

In connection with our IPO, we entered into certain letter agreements pursuant to which the Initial Stockholders agreed to vote any shares of Common Stock owned by them in favor of our initial business combination. The Initial Stockholders also entered into a certain support agreement with Apifiny, pursuant to which they agreed to, among other things, vote in favor of the Business Combination Proposal and the other Proposals. As of the date of this proxy statement, the Initial Stockholder hold approximately 23.2% of the outstanding Common Stock.

Quorum and Required Vote for the Proposals

A quorum of Abri stockholders is necessary to hold a valid meeting. A quorum will be present at the Meeting if a majority of the shares of Common Stock issued and outstanding is present in person by virtual attendance or represented by proxy and entitled to vote at the Meeting. Abstentions in person by virtual attendance and by proxy will count as present for the purposes of establishing a quorum but broker non-votes will not.

Approval of the Business Combination Proposal, the Designation of Series A Preferred Stock Proposal, the Bylaws Amendment Proposal, the Governance Advisory Proposals, the Stock Plan Proposal, the Nasdaq Proposal and the Adjournment Proposal will each require the affirmative vote of the holders of a majority of the issued and outstanding shares of Common Stock present in person by virtual attendance or represented by proxy and entitled to vote at the Meeting or any adjournment thereof. Approval of the Charter Amendment Proposal will require the approval of a majority of the issued and outstanding shares of Common Stock. Approval of the Director Election Proposal will require a plurality of the votes cast. Attending the Meeting either in person by virtual attendance or by submitting your proxy and abstaining from voting will have the same effect as voting against all the Proposals (other than the Director Election Proposal). Assuming a quorum is present, broker non-votes will have the same effect as voting “AGAINST” the Charter Amendment Proposal, and will have no effect on the vote for any other Proposal.

The Governance Advisory Proposals will be approved and adopted only if holders of at least a majority of the issued and outstanding shares of Common Stock present in person by virtual attendance or represented by proxy and entitled to vote at the Meeting vote “FOR” the Governance Advisory Proposals. A vote to approve each of the Governance Advisory Proposals is an advisory vote, and therefore, is not binding on Abri, Apifiny or their respective boards of directors. Accordingly, regardless of the outcome of the non-binding advisory vote, Abri and Apifiny intend that the Amended Charter, in the form attached to this proxy statement/prospectus as Annex B and containing the provisions noted above, will take effect at Closing, assuming approval of the Charter Amendment Proposal. The Business Combination is not conditioned upon the approval of the Governance Advisory Proposals.

The approval of the Charter Amendment Proposal, the Bylaws Amendment Proposal, the Director Election Proposal, the Stock Plan Proposal, the Nasdaq Proposal, together with the Business Combination Proposal, is a condition to Closing. If the Business Combination Proposal is not approved, the Business Combination will not take place. Approval of the Business Combination Proposal is also a condition to Proposal No. 2, Proposal No. 2A, Proposal No. 3, Proposal No. 5 and Proposal No. 6. If the Charter Amendment Proposal, the Bylaws Amendment Proposal, the Director Election Proposal, the Stock Plan Proposal or the Nasdaq Proposal are not approved, unless waived, the Business Combination Proposal will have no effect (even if approved by the requisite vote of our stockholders at the Meeting or any adjournment or postponement thereof) and the Business Combination will not occur.

Voting Your Shares

Each share of Common Stock that you own in your name entitles you to one vote on each Proposal for the Meeting. Your proxy card shows the number of shares of Common Stock that you own.

There are two ways to ensure that your shares of Common Stock are voted at the Meeting:

•        You can vote your shares by signing, dating and returning the enclosed proxy card in the pre-paid postage envelope provided. If you submit your proxy card, your “proxy,” whose name is listed on the proxy card, will vote your shares as you instruct on the proxy card. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares will be voted, as recommended by our board. Our Board recommends voting “FOR” each of the Proposals. If you hold your shares of Common Stock in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided to you by your broker, bank or nominee to ensure that the votes related to the shares you beneficially own are properly represented and voted at the Meeting.

•        You can participate in the virtual Meeting and vote during the Meeting even if you have previously voted by submitting a proxy as described above. However, if your shares are held in the name of your broker, bank or another nominee, you must get a proxy from the broker, bank or other nominee. That is the only way Abri can be sure that the broker, bank or nominee has not already voted your shares.

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF THE BUSINESS COMBINATION PROPOSAL (AS WELL AS THE OTHER PROPOSALS).

Revoking Your Proxy

If you give a proxy, you may revoke it at any time before it is exercised by doing any one of the following:

•        you may send another proxy card with a later date;

•        if you are a record holder, you may notify our proxy solicitor, [PROXY SOLICITOR], in writing before the Meeting that you have revoked your proxy; or

•        you may participate in the virtual Meeting, revoke your proxy, and vote during the virtual Meeting, as indicated above.

Who Can Answer Your Questions About Voting Your Shares

If you have any questions about how to vote or direct a vote in respect of your shares of Common Stock, you may contact [PROXY SOLICITOR], our proxy solicitor as follows:

[PROXY SOLICITOR]

No Additional Matters May Be Presented at the Meeting

This Meeting has been called only to consider the approval of the Business Combination Proposal, the Charter Amendment Proposal, the Designation of the Series A Preferred Stock Proposal, the Bylaws Amendment Proposal, the Governance Advisory Proposals, the Director Election Proposal, the Stock Plan Proposal, the Nasdaq Proposal and the Adjournment Proposal. Under our Certificate of Incorporation, other than procedural matters incident to the conduct of the Meeting, no other matters may be considered at the Meeting if they are not included in the notice of the Meeting.

Approval of the Business Combination Proposal, the Designation of Series A Preferred Stock Proposal, the Bylaws Amendment Proposal, the Governance Advisory Proposals, the Stock Plan Proposal, the Nasdaq Proposal and the Adjournment Proposal will each require the affirmative vote of the holders of a majority of the issued and outstanding shares of Common Stock present in person by virtual attendance or represented by proxy and entitled to vote at the Meeting or any adjournment thereof. Approval of the Charter Amendment Proposal will require the approval of a majority of the issued and outstanding shares of Common Stock. Approval of the Director Election Proposal will require a plurality of the votes cast. Attending the Meeting either in person by virtual attendance or by submitting your proxy and abstaining from voting will have the same effect as voting against all the Proposals (other than the Director Election Proposal). Assuming a quorum is present, broker non-votes will have the same effect as voting “AGAINST” the Charter Amendment Proposal, and will have no effect on the vote for any other Proposal.

Redemption Rights

Pursuant to our Certificate of Incorporation, a holder of shares of Common Stock may demand that Abri redeem such shares of Common Stock for cash in connection with a business combination. You must elect to redeem your shares of Common Stock before the Meeting, however, your shares of Common Stock will not be redeemed prior to the consummation of the Business Combination.

If you are a public stockholder and you seek to have your shares redeemed, you must submit your request in writing that we redeem your shares of Common Stock for cash no later than [•] [•].m., Eastern Time on [•], 2022 (at least two business days before the Meeting). The request must be signed by the applicable stockholder in order to validly request redemption. A stockholder is not required to submit a proxy card or vote in order to validly exercise redemption rights. The request must identify the holder of the shares of Common Stock to be redeemed and must be sent to Continental at the following address:

Continental Stock Transfer & Trust Company

1 State Street, 30th floor
New York, NY 10004
Attention: [•]
Email: [•]

You must tender the shares of Common Stock for which you are electing redemption at least two business days before the Meeting by either:

•        Delivering certificates representing the shares of Common Stock to Continental, or

•        Delivering the shares of Common Stock electronically through the DWAC system.

Any corrected or changed written demand of redemption rights must be received by Continental at least two business days before the Meeting. No demand for redemption will be honored unless the holder’s shares have been delivered (either physically or electronically) to Continental at least two business days prior to the vote at the Meeting.

Holders of outstanding Units must separate the underlying Common Stock prior to exercising redemption rights with respect to the Public Common Stock. If the Units are registered in a holder’s own name, the holder must deliver the certificate for its Units to Continental, with written instructions to separate the Units into their individual component parts. This must be completed far enough in advance to permit the mailing of the certificates back to the holder so that the holder may then exercise his, her or its redemption rights upon the separation of the Public Common Stock from the Units.

Public stockholders may seek to have their shares of Common Stock redeemed regardless of whether they vote for or against the Business Combination and whether or not they are holders of shares of Common Stock as of the Record Date. Any public stockholder who holds shares of Common Stock on or before [•], 2022 (at least two business days before the Meeting) will have the right to demand that his, her or its shares of Common Stock be redeemed for a pro rata share of the aggregate amount then on deposit in the Trust Account, less any taxes then due but not yet paid, at Closing.

In connection with tendering your shares for redemption, you must elect either to physically tender your certificates to Continental or deliver your shares of Common Stock to Continental electronically using DTC’s DWAC (Deposit/Withdrawal At Custodian) System, in each case, at least two business days before the Meeting.

If you wish to tender through the DWAC system, please contact your broker and request delivery of your shares of Common Stock through the DWAC system. Delivering shares of Common Stock physically may take significantly longer. In order to obtain a physical certificate, a stockholder’s broker and/or clearing broker, DTC, and Continental will need to act together to facilitate this request. It is Abri’s understanding that stockholders should generally allot at least two weeks to obtain physical certificates from Continental. Abri does not have any control over this process or over the brokers or DTC, and it may take longer than two weeks to obtain a physical certificate. Stockholders who request physical certificates and wish to redeem may be unable to meet the deadline for tendering their shares of Common Stock before exercising their redemption rights and thus will be unable to redeem their shares of Common Stock.

In the event that a stockholder tenders its shares of Common Stock and decides prior to Closing that it does not want to redeem its shares of Common Stock, the stockholder may withdraw the tender. In the event that a stockholder tenders shares of Common Stock and the Business Combination is not completed, these shares of Common Stock will not be redeemed for cash and the physical certificates representing these shares of Common Stock will be returned to the stockholder promptly following the determination that the Business Combination will not be consummated. Abri anticipates that a stockholder who tenders shares of Common Stock for redemption in connection with the vote to approve the Business Combination would receive payment of the redemption price for such shares of Common Stock soon after Closing.

If properly demanded by the public stockholders, Abri will redeem each share of Common Stock into a pro rata portion of the funds available in the Trust Account, calculated as of two business days prior to the anticipated consummation of the Business Combination. As of [•], 2022, this would amount to approximately $[10.00] per share of Common Stock. If you exercise your redemption rights, you will be exchanging your shares of Common Stock for cash and will no longer own the shares of Common Stock.

Notwithstanding the foregoing, a holder of the shares of Common Stock, together with any affiliate of his or her or any other person with whom he or she is acting in concert or as a “group” (as defined in Section 13(d)-(3) of the Exchange Act) will be restricted from seeking redemption rights with respect to more than 20% of the shares of Common Stock.

If too many public stockholders exercise their redemption rights, we may not be able to meet certain closing conditions, and as a result, would not be able to proceed with the Business Combination.

Appraisal Rights

Appraisal rights are not available to securityholders of Abri in connection with the proposed Business Combination.

Proxies and Proxy Solicitation Costs

Abri is soliciting proxies on behalf of the Board. This solicitation is being made by mail but also may be made by telephone or in person. Abri and its directors, officers and employees may also solicit proxies in person, by telephone or by other electronic means. Any solicitation made and information provided in such a solicitation will be consistent with the written proxy statement/prospectus and proxy card. Abri will bear the cost of solicitation. [PROXY SOLICITOR], a proxy solicitation firm that Abri has engaged to assist it in soliciting proxies, will be paid a fixed fee of approximately $[•] and be reimbursed out-of-pocket expenses.

Abri will ask banks, brokers and other institutions, nominees and fiduciaries to forward its proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Abri will reimburse them for their reasonable expenses.

PROPOSAL NO. 1 — THE BUSINESS COMBINATION PROPOSAL

We are asking our stockholders to adopt the Merger Agreement and approve the Business Combination and the other transactions contemplated thereby. Our stockholders should read carefully this proxy statement/prospectus in its entirety, including the subsection below titled “The Merger Agreement,” for more detailed information concerning the Business Combination and the terms and conditions of the Merger Agreement. We also urge our stockholders to read carefully the Merger Agreement in its entirety before voting on this Proposal. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus.

Merger Agreement

On January 27, 2022, Abri SPAC I, Inc., a Delaware corporation (“Abri”), entered into a Merger Agreement (the “Merger Agreement”) by and among Apifiny Group Inc., a Delaware corporation (“Apifiny”), Abri, Abri Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Abri (“Merger Sub”), Erez Simha, solely in his capacity as representative, agent and attorney-in-fact of the Apifiny securityholders, and Abri Ventures I, LLC (the “Sponsor”), solely in its capacity as representative, agent and attorney-in-fact of the Indemnified Party (as defined in the Merger Agreement). Pursuant to the terms of the Merger Agreement, a business combination between Abri and Apifiny will be effected through the merger of Merger Sub with and into Apifiny, with Apifiny surviving the Merger as a wholly owned subsidiary of Abri. The board of directors of Abri has (i) approved and declared advisable the Merger Agreement, the Additional Agreements (as defined in the Merger Agreement) and the transactions contemplated thereby and (ii) resolved to recommend approval of the Merger Agreement and related transactions by the stockholders of Abri.

The Merger is expected to be consummated after obtaining the required approval by the stockholders of Abri and Apifiny and the satisfaction of certain other customary closing conditions.

Merger Consideration

Initial Consideration

The total consideration to be paid at Closing (the “Initial Consideration”) by Abri to Apifiny securityholders will be 45,000,000 shares of Common Stock and, if the Designation of Series A Preferred Stock Proposal is approved, a number of shares of Series A Preferred Stock equal to the number of shares of Common Stock to be issued to the holders of Apifiny F Stock as of Closing.

Earnout Payments

In addition to the Initial Consideration, certain Apifiny securityholders (the Earnout Recipients as defined in the Merger Agreement) will also have the contingent right to earn up to 10,500,000 shares of Common Stock in the aggregate (“Earnout Consideration”) as follows:

•        Such Apifiny securityholders will earn 3,000,000 shares of the Earnout Consideration, in the aggregate, if over any twenty (20) consecutive Trading Days (as defined in the Merger Agreement) during the period beginning on the date of Closing Date (as defined in the Merger Agreement) and ending on the first anniversary of the Closing Date (the “First Earnout Period”), the VWAP (as defined in the Merger Agreement) of the Common Stock is greater than or equal to $16.50 per share (the “First Milestone”).

•        Such Apifiny securityholders will earn an additional 3,750,000 shares of the Earnout Consideration, in the aggregate, if over any twenty (20) consecutive Trading Days during the period beginning on the Closing Date and ending on the second anniversary of the Closing Date (the “Second Earnout Period”), the VWAP of the Common Stock is greater than or equal to $23.00 per share (the “Second Milestone”).

•        Such Apifiny securityholders will earn an additional 3,750,000 shares of the Earnout Consideration, in the aggregate, if within any twenty (20) consecutive Trading Days during the period beginning on the Closing Date and ending on the third anniversary of the Closing Date (the “Third Earnout Period” and together with the First Earnout Period and the Second Earnout Period, each, an “Earnout Period” and collectively, the “Earnout Periods”), the VWAP of the Common Stock is greater than or equal to $30.00 per share (the “Third Milestone” and together with the First Milestone and the Second Milestone, the “Earnout Milestones”).

•        Upon a Change in Control (as defined in the Merger Agreement) during any Earnout Period, if the per share valuation of Common Stock in connection with such Change in Control is equal to or greater than any applicable Earnout Milestone or Milestones, such Apifiny securityholders will earn the shares of the Earnout Consideration issuable in respect to each applicable Earnout Milestone or Milestones as described above, which will be released as of immediately prior to the Change of Control.

The Earnout Consideration (1) will be issued to the recipients thereof at Closing and (2) will be placed in escrow at Closing.

The Earnout Consideration will not be released from escrow until it is earned as a result of the occurrence of the applicable Earnout Milestone or in connection with a Change in Control, as set forth in the fourth bullet above. Shares of the Earnout Consideration not earned on or before the expiration of the applicable Earnout Period will be forfeited without any consideration and thereupon returned to Abri pursuant to the Earnout Escrow Agreement.

In the case of any holder of Apifiny stock options, the applicable shares of the Earnout Consideration will not be released from escrow until the occurrence of the applicable Earnout Milestone within the applicable Earnout Period, provided that such holder (i) has exercised their vested stock options prior to the occurrence of the applicable Earnout Milestone and (ii) continues to be employed by Apifiny or one of its subsidiaries at such time. Shares of the Earnout Consideration that are not earned by a holder of Apifiny Stock options on or before the third anniversary of the Closing Date will be forfeited without any consideration and thereupon returned to Abri pursuant to the Earnout Escrow Agreement. For the avoidance of doubt, any holder of Apifiny vested stock options and Common Stock as of the occurrence of the applicable Earnout Milestone will receive shares of the Earnout Consideration only with respect to such holder’s shares of Common Stock and vested exercised options, and such holder will not receive any shares of the Earnout Consideration with respect to unvested stock options that are held as of the occurrence of the applicable Earnout Milestone. Certain Earnout Recipients are anticipated to be majority stockholders of the Combined Company and certain directors and officers of the Combined Company may be Earnout Recipients (as defined in the Merger Agreement), subject to the exercise of stock options as described above.

Treatment of Apifiny Securities

Cancellation of Securities

Each share of Apifiny capital stock, if any, that is owned by Abri, Merger Sub, Apifiny, or any of their respective subsidiaries (as treasury stock or otherwise) immediately prior to the effective time of the Merger (the “Effective Time”), will automatically be cancelled and retired without any conversion or consideration.

Common Stock

•        Series F Common Stock.    If the Designation of Series A Preferred Stock Proposal is approved, then, immediately prior to the Effective Time, each issued and outstanding share of Apifiny F Stock (other than any such shares of Apifiny capital stock cancelled as described above), will be converted into the right to receive a number of shares of Common Stock and an equal number of shares of Series A Preferred Stock, in each case at the Merger Exchange Ratio, and the pro rata portion of the Earnout Consideration, if any, set forth in the Closing Consideration Spreadsheet (as defined in the Merger Agreement) with respect to such share of Apifiny F Stock. If the Designation of Series A Preferred Stock Proposal is not approved and the Business Combination is consummated, each holder of Apifiny F Stock will receive only the applicable number of shares of Common Stock as Merger Consideration.

•        Series A Common Stock.    Immediately prior to the Effective Time, each issued and outstanding share of Apifiny A Stock (other than any such shares of Apifiny capital stock cancelled as described above and any dissenting shares) will be converted into the right to receive a number of shares of Common Stock at the Merger Exchange Ratio and the pro rata portion of the Earnout Consideration, if any, set forth in the Closing Consideration Spreadsheet with respect to such share of Apifiny A Stock.

•        “Merger Exchange Ratio” means the quotient obtained by dividing (a) 45,000,000 by (b) the Fully Diluted Company Shares.

•        “Fully Diluted Company Shares” means the sum, without duplication, of (a) all shares of Apifiny Common Stock that are issued and outstanding immediately prior to the Effective Time; plus (b) the aggregate number of Rollover Option Shares for in-the-money Company Options (each as defined in the

Merger Agreement); plus (c) all shares of Apifiny Common Stock issuable upon conversion, exercise or exchange of any other in-the-money securities of Apifiny convertible into or exchangeable or exercisable for shares of Apifiny Common Stock.

Merger Sub Securities

Each share of common stock, par value $0.0001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into and become one newly issued share of common stock of the Surviving Corporation.

Stock Options

At the Effective Time, each outstanding option to purchase shares of Apifiny Common Stock will be converted into an option to purchase, subject to substantially the same terms and conditions as were applicable under such options at the Effective Time, under an equity option plan to be adopted post-Closing as described in the Merger Agreement, shares of Common Stock equal to the number of shares subject to such option at the Effective Time multiplied by the Merger Exchange Ratio, at an exercise price per share of Common Stock equal to the exercise price per share of Apifiny Common Stock equal to (a) the exercise price per share of Series A Common Stock of such option divided by (b) the Merger Exchange Ratio.

Representations and Warranties

The Merger Agreement contains customary representations and warranties of the parties thereto with respect to, among other things: (a) corporate existence and power; (b) authorization to enter into the Merger Agreement and related transactions; (c) governmental authorization; (d) non-contravention; (e) capitalization; (f) corporate records; (g) subsidiaries; (h) consents; (i) financial statements; (j) books and records; (k) internal accounting controls; (l) absence of certain changes; (m) properties; title to assets; (n) litigation; (m) contracts; (o) licenses and permits; (p) compliance with laws; (q) intellectual property; (r) accounts payable; affiliate loans; (s) employee matters and benefits; (t) tax matters; (u) real property; (v) environmental laws; (w) finders’ fees; (x) powers of attorney, suretyships and bank accounts; (y) directors and officers; (z) anti-money laundering laws; (aa) insurance; (ab) related party transactions; and (ac) certain representations related to securities law and activity. Abri has additional representations and warranties, including (a) issuance of shares; (b) trust fund; (c) listing; (d) board approval; (e) SEC documents and financial statements; (f) certain business practices; and (g) expenses, indebtedness and other liabilities.

Covenants

The Merger Agreement includes customary covenants of the parties with respect to operation of their respective businesses prior to consummation of the Merger and efforts to satisfy conditions to consummation of the Merger. The Merger Agreement also contains additional covenants of the parties, including, among others, conduct of business, access to information, cooperation in the preparation of the Form S-4 and Proxy Statement (as each such term is defined in the Merger Agreement) required to be filed in connection with the Merger and to obtain all requisite approvals of each party’s respective stockholders. Abri has also agreed to include in the Proxy Statement the recommendation of its board that its stockholders approve all of the proposals to be presented at the Meeting.

Non-Solicitation Restrictions

Each of Abri and Apifiny has agreed that from the date of the Merger Agreement until the Closing Date or, if earlier, the valid termination of the Merger Agreement in accordance with its terms, it will not initiate, encourage or engage in any negotiations with any party relating to an Alternative Transaction (as defined in the Merger Agreement), take any action intended to facilitate an Alternative Transaction or approve, recommend or enter into any agreement relating to an Alternative Transaction. Each of Abri and Apifiny has also agreed to be responsible for any acts or omissions of any of its respective representatives that, if they were the acts or omissions of Abri and Apifiny, as applicable, would be deemed a breach of such party’s obligations with respect to these non-solicitation restrictions.

Conditions to Closing

The consummation of the Merger is conditioned upon, among other things, (i) the absence of any applicable (A) law or order, or (B) Action (as defined in the Merger Agreement) commenced or asserted in writing by any Authority (as defined in the Merger Agreement), prohibiting or, in the case of clause (B), materially restrict the consummation of the

Merger and related transactions; (ii) the expiration or termination of the waiting period under the HSR Act; (iii) receipt of any consent, approval or authorization required by any Authority (as defined in the Merger Agreement); (iv) Abri having at least $5,000,001 of net tangible assets either immediately prior to or upon consummation of the Merger; (v) approval by Apifiny’s stockholders of the Merger and related transactions; (vi) approval by Abri’s stockholders of the Merger and related transactions; (vii) the conditional approval for listing by the Nasdaq Stock Market of the shares of Common Stock to be issued in connection with the transactions contemplated by the Merger Agreement and the Additional Agreements and satisfaction of initial and continued listing requirements; and (ix) the Form S-4 becoming effective in accordance with the provisions of the Securities Act of 1933, as amended (“Securities Act”).

Solely with respect to Abri and Merger Sub, the consummation of the Merger is conditioned upon, among other things: (i) Apifiny having duly performed or complied with all of its obligations under the Merger Agreement in all material respects; (ii) the representations and warranties of Apifiny, other than certain fundamental representations as set forth in the Merger Agreement, being true and correct in all respects unless failure to be true and correct would not have or reasonably be expected to have a Material Adverse Effect (as defined in the Merger Agreement) on Apifiny’s ability to consummate the Merger and related transactions; (iii) certain fundamental representations, as set forth in the Merger Agreement, being true and correct in all respects, other than de minimis inaccuracies; (iv) no event having occurred that would result in a Material Adverse Effect on Apifiny or any of its subsidiaries; (v) providing a certificate from the chief executive officer as to the accuracy of these conditions; (vi) not more than five percent (5%) of the issued and outstanding shares of Apifiny Common Stock constituting Dissenting Shares (as such term is defined in the Merger Agreement); (vii) Apifiny delivering financial statements required to be included in any filings with the SEC; and (viii) Apifiny having filed applications for the registration of its ownership of all of its Chinese intellectual property with the Copyright Protection Centre of China.

Solely with respect to Apifiny, the consummation of the Merger is conditioned upon, among other things: (i) Abri and Merger Sub having duly performed or complied with all of their respective obligations under the Merger Agreement in all material respects; (ii) the representations and warranties of Abri, other than certain fundamental representations as set forth in the Merger Agreement, being true and correct in all respects unless failure would not have or reasonably be expected to have a Material Adverse Effect on Abri or Merger Sub; (iii) certain fundamental representations, as set forth in the Merger Agreement, being true and correct in all respects other than de minimis inaccuracies; (iv) no event having occurred that would result in a Material Adverse Effect on Abri or Merger Sub; (v) Abri, Abri Ventures I, LLC (the “Sponsor”), and any other securityholder of Abri, shall have executed and delivered to Apifiny each Additional Agreement to which they each are a party; (vi) Abri and Merger Sub having each delivered certain certificates to Apifiny; (vii) Abri having filed its Amended Charter and such Amended Charter being declared effective by, the Delaware Secretary of State; and (viii) Abri having delivered executed resignation letters of certain Abri directors as set forth in the Merger Agreement.

To the extent permitted by applicable law, each of the foregoing closing conditions may be waived, in whole or in part, by Abri, Merger Sub and/or Apifiny, as applicable, depending on the party or parties benefitting from the condition.

Termination

The Merger Agreement may be terminated as follows:

(i)     by either Abri or Apifiny, without liability to the other party, if (A) the Merger and related transactions are not consummated on or before the six-month anniversary of the date of the Merger Agreement (the “Outside Closing Date”), provided that, if the SEC has not declared the Form S-4 effective on or prior to the six-month anniversary of the Merger Agreement, the Outside Closing Date shall be automatically extended by one month; and (B) the material breach or violation of any representation, warranty, covenant or obligation under the Merger Agreement by the party seeking to terminate the Merger Agreement was not the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Closing Date. Such right may be exercised by Abri or Apifiny, as the case may be, giving written notice to the other at any time after the Outside Closing Date.

(ii)    by either Abri or Apifiny if any Authority (as defined in the Merger Agreement) has issued any final decree, order, judgment, award, injunction, rule or consent or enacted any law, having the effect of permanently enjoining or prohibiting the consummation of the Merger.

(iii)   by either Abri or Apifiny if Abri’s stockholders fail to approve the Required Parent Proposals (as defined in the Merger Agreement) at the Abri stockholder meeting;

(iv)   by mutual written consent of Abri and Apifiny duly authorized by each of their respective boards of directors;

(v)    by either Abri or Apifiny, if the other party has breached any of its covenants or representations and warranties such that it would be impossible or would reasonably be expected to be impossible to satisfy any of its closing conditions and such breach is incapable of being cured or is not cured by the earlier of (A) the Outside Closing Date and (B) 30 days following receipt by the breaching party of a written notice of the breach; provided that the terminating party is not then in breach of the Merger Agreement so as to prevent the satisfaction of its closing conditions;

(vi)   by Abri if Apifiny has not received approval from Apifiny’s stockholders of the Merger and related transactions by the Company Stockholder Written Consent Deadline (as defined in the Merger Agreement), provided that Abri is not then in breach of the Merger Agreement so as to prevent the satisfaction of its closing conditions, further provided that upon Apifiny receiving such stockholder approval, Abri will no longer have any right to so terminate the Merger Agreement; and

(vii)  by Abri if the Company, Abri and their respective Affiliates, as applicable, have not by the end of the Assurance Arrangement Negotiation Period (as defined in the Merger Agreement) executed and delivered each of the Assurance Agreement and the Assurance Escrow Agreement (each as defined in the Merger Agreement) within five days of the expiration of the Assurance Arrangement Negotiation Period.

Effect of Termination

If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement will become void and of no further force and effect without liability of any party, except for liability arising out of any party’s willful breach of the Merger Agreement, intentional fraud or willful misconduct.

Indemnification

Apifiny’s securityholders agree to indemnify and hold harmless Abri from all Losses (as defined in the Merger Agreement) arising out of any breach or inaccuracy of the representations and warranties of Apifiny in the Merger Agreement or any breach of a covenant by Apifiny, subject to certain limitations and procedures set forth in the Merger Agreement.

The Merger Agreement and other agreements described below have been included to provide investors with information regarding their respective terms. They are not intended to provide any other factual information about Abri, Apifiny or the other parties thereto. In particular, the assertions embodied in the representations and warranties in the Merger Agreement were made as of a specified date, are modified or qualified by information in one or more disclosure letters prepared in connection with the execution and delivery of the Merger Agreement, may be subject to a contractual standard of materiality different from what might be viewed as material to investors, or may have been used for the purpose of allocating risk between the parties. Accordingly, the representations and warranties in the Merger Agreement are not necessarily characterizations of the actual state of facts about Abri, Apifiny or the other parties thereto at the time they were made or otherwise and should only be read in conjunction with the other information that Abri makes publicly available in reports, statements and other documents filed with the SEC. Abri and Apifiny investors and securityholders are not third-party beneficiaries under the Merger Agreement.

Certain Related Agreements

Parent Stockholder Support Agreement

In connection with the execution of the Merger Agreement, Abri, Apifiny and a certain stockholder of Abri entered into that certain Parent Stockholder Support Agreement dated January 27, 2022 (the “Parent Stockholder Support Agreement”) pursuant to which the Initial Stockholders agreed to vote all shares of Common Stock beneficially owned by them, including any additional shares of Abri they acquire ownership of or the power to vote in favor of the Parent Proposals (as defined in the Merger Agreement), including the Merger and related transactions and against any action reasonably expected to impede, delay or materially and adversely affect the Merger and related transactions.

Company Stockholder Support Agreement

In connection with the execution of the Merger Agreement, Abri, Apifiny and certain stockholders of Apifiny entered into that certain Company Stockholder Support Agreement dated January 27, 2022 (the “Company Stockholder Support Agreement”), pursuant to which those certain Apifiny stockholders parties thereto have agreed to vote all common stock of Apifiny beneficially owned by them, including any additional shares of Apifiny they acquire ownership of or the power to vote, in favor of the Merger and related transactions and against any action reasonably expected to impede, delay or materially and adversely affect the Merger and related transactions. As of the date of this proxy statement/prospectus, a total of 90,060,719 shares of Apifiny Common Stock or approximately 87% of the outstanding shares, and representing approximately 98% of the voting power of the outstanding shares of Apifiny Common Stock, were subject to the Company Stockholder Support Agreement. The Business Combination must be approved by holders of a majority of the voting power of the shares of Apifiny Common Stock entitled to vote thereon. Apifiny expects to obtain such approval by written consent within five business days following the date this proxy statement/prospectus is declared effective.

Assurance Agreement

In connection with the execution of the Merger Agreement, the Sponsor, Apifiny and TipTop entered into that certain Assurance Agreement dated February 3, 2022 (the “Assurance Agreement”), pursuant to which 6,650,000 shares of Apifiny Common Stock held by TipTop (the “Assurance Shares”) were deposited in an escrow account with the Continental Stock Transfer & Trust Company, acting as escrow agent (the “Escrow Agent”) and will be released from escrow and issued to the Sponsor in accordance with the terms of the Assurance Agreement and the Assurance Escrow Agreement (described below), free of all applicable liens, upon the occurrence of any of the following:

(a) (i) the VWAP of the shares of Common Stock is lower than $10.50 per share on any single Trading Day (as defined in the Assurance Agreement) (the “Minimum Daily VWAP Trading Price Breach”) during the period starting on and including the Trading Day immediately following the day of the distribution by Abri of the proxy statement to holders of Common Stock, and ending on and including the Trading Day immediately preceding the Closing Date (the “VWAP Maintenance Period”), and (ii) the Closing shall have occurred (“First Scenario”); or

(b) (i) the Merger Agreement shall not have been terminated in accordance with Article X thereof; (ii) the Closing shall not have occurred before or on the date on which the Closing is required to occur in accordance with Section 2.6 of the Merger Agreement (such date, the “Specified Date”); (iii) no earlier than 5:00 PM Eastern Time on the Specified Date, Abri shall have given a good faith notice to Apifiny in accordance with Section 12.1 of the Merger Agreement stating that Abri and the Merger Sub stand ready and willing to consummate the Merger during the immediately succeeding three (3) Business Day period (the “Company Closing Period”), which notice shall be an irrevocable binding commitment of Abri and Merger Sub to consummate the Merger throughout the Company Closing Period; (iv) at all times during the Company Closing Period, all of the conditions set forth in Article IX of the Merger Agreement shall continue to be satisfied or shall be capable of being satisfied or waived (to the extent permitted by applicable law) if the Closing were to occur during the Company Closing Period; and (v) Apifiny shall have failed to consummate the Merger on or before the end of the Company Closing Period (“Second Scenario”).

If all of the conditions set forth in the First Scenario above, or all of the conditions set forth in the Second Scenario above, shall not have been satisfied, the Assurance Shares shall be returned by the Escrow Agent to TipTop pursuant to the Assurance Escrow Agreement upon the earlier to occur of (i) the Closing and (ii) the termination of the Merger Agreement in accordance with Article X thereof.

The obligations to consummate the transactions contemplated by the Assurance Agreement are conditioned upon, among other things, customary closing conditions and the consummation of the transactions contemplated by the Merger Agreement, and the Assurance Agreement may be further updated by the parties as they continue to negotiate this agreement in good faith.

Assurance Escrow Agreement

In connection with the execution of the Merger Agreement, Abri and Apifiny, TipTop and the Escrow Agent for the Assurance Shares, entered into that certain Assurance Escrow Agreement dated February 3, 2022 (the “Assurance Escrow Agreement”), pursuant to which the Escrow Agent shall hold the Assurance Shares in an escrow account under the conditions provided in the Assurance Agreement, including holding the Escrow Share Documents (which included the Stock Power and Certificate, each as defined in the Assurance Agreement), and shall not release such Assurance Shares until after receipt by the Escrow Agent of either (i) a joint written instruction signed by each of Apifiny, TipTop and the Sponsor (a “Joint Written Instruction”), held by the Escrow Agent and activated upon receipt of a Notification Letter (as hereinafter described and in accordance with the instructions set forth in Section 3 of the Assurance Escrow Agreement), an Escrow Notice (as defined below) from the Sponsor, and in accordance with the procedures set forth in the Escrow Assurance Agreement, or (ii) a Final Order (as such term is defined in the Assurance Escrow Agreement).

The “Escrow Notice” is a written notice from the Sponsor notifying the Escrow Agent that either all of the conditions of the First Scenario or the Second Scenario have been met. The Sponsor acknowledges and agrees that Chardan shall make the determination to deliver the Notification Letter in its sole discretion and the Sponsor shall not, and shall cause its Affiliates not to, directly or indirectly, encourage, induce or influence, or seek to, or take any action with the intent to, encourage, induce or influence, Chardan to deliver the Notification Letter, The “Notification Letter” is a notice from Chardan to the Escrow Agent to release the Joint Written Instruction when Chardan can confirm that either (i) all of the conditions set forth in the First Scenario, or (ii) all of the conditions set forth in the Second Scenario, have been satisfied, and upon receipt of the Escrow Notice. If none of the conditions for the release of the Assurance Shares have been met, the Assurance Shares will be returned to TipTop as set forth in the Assurance Agreement.

The obligations to consummate the transactions contemplated by the Assurance Escrow Agreement are conditioned upon, among other things, customary closing conditions and the consummation of the transactions contemplated by the Merger Agreement, and the Assurance Escrow Agreement may be further updated by the parties as they continue to negotiate this agreement in good faith.

Agreements to be Executed at Closing

Company Lock-Up Agreement

In connection with the execution of the Merger Agreement, Abri and certain Apifiny stockholders will enter into a lock-up agreement (the “Company Lock-Up Agreement”), pursuant to which those certain Apifiny stockholders parties thereto will agree, subject to certain customary exceptions, not to (i) sell, offer to sell, contract or agree to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Common Stock held by them (such shares, together with any securities convertible into or exchangeable for or representing the rights to receive shares of Common Stock if any, acquired during the Company Lock-Up Period (as defined below), the “Company Lock-Up Shares”), (ii) enter into a transaction that would have the same effect, (iii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Company Lock-Up Shares or otherwise, or engage in any short sales or other arrangement with respect to the Company Lock-Up Shares or (iv) publicly announce any intention to effect any transaction specified in clause (i) or (ii) until the date that is 12 months after the Closing Date (the period from the date of the Company Lock-Up Agreement until such date, the “Company Lock-Up Period”).

Sponsor Lock-Up Agreement

In connection with the execution of the Merger Agreement, Abri and the Sponsor will enter into a sponsor lock-up agreement (the “Sponsor Lock-Up Agreement”), pursuant to which the Sponsor will not (i) offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Common Stock held by them (such shares, together with any securities convertible into or exchangeable for or representing the rights to receive shares of Common Stock if any, acquired during the Sponsor Lock-Up Period (as defined below) (the “Sponsor Lock-Up Shares”); (ii) enter into a transaction that would have the same effect, or (iii) enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Lock-up Shares; or otherwise, publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, or engage in any Short Sales, until the date that is 6 months after the Closing Date (the period from the date of the Sponsor Lock-Up Agreement until such date, the “Sponsor Lock-Up Period”).

Amended and Restated Registration Rights Agreement

At Closing, Abri, the Sponsor, certain Apifiny securityholders and Chardan Capital Markets, LLC as underwriter (the “Underwriter”) will enter into an amended and restated registration rights agreement (the “Amended and Restated Registration Rights Agreement”), which will amend and restate the Registration Rights Agreement, dated August 9, 2021, previously entered into by and among Abri, the Sponsor and the Underwriter, in connection with the IPO. Under the Amended and Restated Registration Rights Agreement, the Sponsor, the Underwriter and holders of the Company Lock-Up Shares and recipients of the Earnout Shares, if any, will be provided certain rights relating to the registration of the following Abri securities representing an aggregate of [10,722,113] shares of Common Stock in the Combined Company: (i) 1,433,480 shares of Common Stock issued to the Sponsor prior to the IPO, (ii) 294,598 Units issued to the Sponsor in the Private Placement, (iii) the Common Stock to be potentially received by the Sponsor from the conversion of up to 6,650,000 shares of Apifiny Common Stock, if released from escrow, under the Assurance Escrow Agreement, if any, (iv) up to 1,050,000 shares of Common Stock held in escrow for the benefit of the Sponsor, if released from escrow under the Sponsor Earnout Agreement, if any, (v) up to 344,035 Units included in the Underwriter’s unit purchase option, if exercised, (vi) 950,000 shares of Common Stock issued to Chardan in connection with the Business Combination, (vii) the Company Lock-up Shares held by Apifiny stockholders after the Company Lock-up Period, and (viii) any securities issuable upon conversion of loans from the Sponsor to the Company, if any.

Sponsor Earnout Agreement

In connection with the execution of the Merger Agreement, Abri and the Sponsor will enter into a sponsor earnout agreement (the “Sponsor Earnout Agreement”), pursuant to which the Sponsor will have the contingent right to earn the Sponsor Earnout Shares (as defined in the Sponsor Earnout Agreement). The Sponsor Earnout Shares consist of 1,050,000 shares of Common Stock that will be placed in escrow with the Escrow Agent (as defined below). The Sponsor may earn the Sponsor Earnout Shares as follows:

•        For the First Milestone Event, 275,000 Sponsor Earnout Shares will be earned and released from escrow if the closing price of the shares of Common Stock is greater than or equal to $16.50 per share over any twenty (20) consecutive trading days during the first year after the Closing;

•        For the Second Milestone Event, 350,000 Sponsor Earnout Shares will be earned and released from escrow if the closing price of the shares of Common Stock is greater than or equal to $23.00 per share over any twenty (20) consecutive trading days during the first two years after Closing; and

•        For the Third Milestone Event, 425,000 Sponsor Earnout Shares will be earned and released from escrow if the closing price of the shares of Common Stock is greater than or equal to $30.00 per share over any twenty (20) consecutive trading days during the first three years after Closing.

Earnout Escrow Agreement

In connection with the execution of the Merger Agreement, Abri, the Sponsor, Erez Simha as the Apifiny securityholder representative and Continental Stock Transfer & Trust Company (the “Escrow Agent”) will enter into an earnout escrow agreement (the “Earnout Escrow Agreement”), pursuant to which 11,550,000 shares of Common Stock will be deposited in escrow with the Escrow Agent and will serve as a source of payment for certain Apifiny securityholders and the Sponsor in the event that the Combined Company reaches the First Milestone Event, Second Milestone Event and/or Third Milestone Event (as described in the Sponsor Earnout Agreement and the Merger Agreement).

Indemnification Escrow Agreement

In connection with the execution of the Merger Agreement, the Sponsor (acting as the representative of Abri as the indemnified party under the Merger Agreement) will enter into an indemnification escrow agreement (the “Indemnification Escrow Agreement”) with the Apifiny securityholder representative and the Escrow Agent, pursuant to which 2,250,000 shares of Common Stock will be deposited in escrow with the Escrow Agent and will serve as security for and a source of payment with respect to Abri’s right to indemnification under the Merger Agreement. Under the Merger Agreement, Apifiny securityholders have jointly and severally agreed to indemnify and hold Abri harmless against losses incurred or sustained by Abri, the surviving entity and any of their respective affiliates and/or subsidiaries, from breaches or inaccuracies of certain representations and/or warranties made by the Company under the Merger Agreement.

Voting Agreement

In connection with the execution of the Merger Agreement, Abri, the Sponsor and certain holders of Common Stock will enter into a voting agreement (the “Voting Agreement”), pursuant to which such holders of Common Stock agree to vote in favor of certain matters relating to the nomination and election of the Post-Closing Board of Directors (as described in the Voting Agreement).

Warrant Revenue Sharing Side Letter

In connection with the execution of the Merger Agreement, Abri, Apifiny and the Sponsor will enter into a letter agreement (the “Warrant Revenue Sharing Side Letter”), pursuant to which Abri and Apifiny will divide the proceeds from the Warrant Exercise Price (as defined in the Warrant Revenue Sharing Side Letter), arising from the exercise of the Warrants issued as part of the Abri units sold in its initial public offering, as follows:

A.     20% of the Warrant Exercise Price received in cash by Abri shall be delivered to the Sponsor in cash or immediately available funds not later than five (5) days following Abri’s receipt of the cash exercise price of any Warrant;

B.      35% of the Warrant Exercise Price received in cash by Abri shall be made available to the Chief Executive Officer of Abri in cash or immediately available funds not later than five (5) days following Abri’s receipt of the cash exercise price of any Warrant and the Chief Executive Officer of Abri shall have the right to pay all or any portion of such amount received to the persons that managed or controlled Apifiny immediately prior to the consummation of the transaction contemplated by the Merger Agreement, in each case, such payments to be in such amounts and to such persons as the Chief Executive Officer of Abri shall determine in such officer’s sole discretion; and

C.     Abri shall keep 45% of the Warrant Exercise Price received in cash by Abri.

The obligations to consummate the transactions contemplated by the Warrant Revenue Sharing Side Letter are conditioned upon, among other things, customary closing conditions and the consummation of the transactions contemplated by the Merger Agreement.

Stock Plan

Abri has agreed to approve and adopt the Stock Plan, after the Closing and in a form mutually acceptable to Abri and Apifiny, subject to approval of the Stock Plan by Abri’s stockholders. The Stock Plan will provide for an initial aggregate share reserve equal to 10% of the number of shares of common stock on a fully diluted basis at the Closing and a 3% “evergreen” provision that will provide for an automatic increase on the first day of each fiscal year in the number of shares available for issuance under the Stock Plan.

Regulatory Approvals

Under the HSR Act, and the related rules and regulations issued by the Federal Trade Commission, which we refer to as the FTC, certain transactions, including the Business Combination, may not be consummated until notifications have been given and specified information and documentary material have been furnished to the FTC and the United States Department of Justice, which we refer to as the DOJ, and the applicable waiting periods have expired or been terminated. Closing is conditioned upon the expiration or early termination of the HSR Act waiting period. The initial 30-day waiting period expired at 11:59 pm Eastern time on March 16, 2022. See the section entitled “Proposal No. 1: The Business Combination Proposal — The Merger Agreement — Covenants of the Parties” for additional information.

Management

Effective as of the Closing, the Combined Company’s board of directors will have 10 directors. The Sponsor has the right to designate two directors. Apifiny has the right to designate eight directors who shall include the members of Apifiny’s board of directors before Closing. At the Closing, all of the executive officers of Abri shall resign and the individuals serving as executive officers of the Combined Company immediately after the Closing will be the same individuals (in the same offices) as those of Apifiny immediately prior to the Closing.

See “Directors, Executive Officers, Executive Compensation and Corporate Governance — Directors and Executive Officers after the Business Combination” for additional information.

Background of the Business Combination

Abri is a blank check company incorporated in Delaware on March 18, 2021. Abri was formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. On August 12, 2021, Abri consummated its IPO of 5,000,000 Units, each Unit consisting of one share of Common Stock, one Warrant entitling the holder thereof to purchase one-half of a share of Common Stock at a price of $11.50 per whole share, as described in more detail in this prospectus. The Units were sold at a price of $10.00 per Unit, generating gross proceeds to Abri of $50,000,000. On August 23, 2021, the underwriters exercised the over-allotment option in full and Abri sold 733,920 Over-Allotment Option Units at a price of $10.00 per unit, generating additional gross proceeds of $7,339,200. Simultaneously with the consummation of the IPO, we consummated the Private Placement with the Sponsor of 276,250 Private Units at a price of $10.00 per Private Unit, generating total proceeds of $2,762,500. The Private Units are identical to the Units sold in the IPO, except as otherwise disclosed in the Registration Statement. On August 23, 2021, the Company consummated the sale of an additional 18,348 Private Units generating additional gross proceeds of $183,480.

After deducting the underwriting fee (excluding the deferred underwriting commission of $, which amount will be payable upon consummation of the Business Combination, if consummated) and the IPO expenses, the total net proceeds from Abri’s IPO and the sale of the Private Units, approximately $57,339,200 (or $10.00 per Unit Sold), was placed in the Trust Account.

Prior to the consummation of its IPO, neither Abri nor anyone on its behalf, contacted any prospective target business or had any substantive discussions, formal or otherwise, with respect to such a transaction with Abri.

After the closing of its IPO, the officers and directors of Abri continued to correspond with Chardan Capital Markets, LLC (“Chardan”), its IPO underwriter, and in mid-August 2021, commenced an active, targeted search for an initial set of potential business combination targets, leveraging their network of relationships. Specifically, the directors and officers focused Fintech/InsurTech companies with unique market positioning, disruptive value proposition, reasonable barrier to competition entry, growth industry and in need of growth capital, strong management team, among others and initiated contact with and were approached by several potential targets and/or advisors, including Chardan.

Of these potential targets, Abri entered into non-disclosure agreements with several targets, but after initial review of the different company data rooms, decided to focus its due diligence efforts on Target A, Target B and Apifiny, and conducted additional due diligence and/or detailed discussions with all three.

Target A was a company specializing in “providing white-label embedded services for US-based financial institutions.” Abri officers conducted due diligence over August 2021 to October 2021 period, doing business and segment overview, financial analysis, site visit, human resources, among others. While the company demonstrated excellent potential for growth and benefitting from access to capital markets, after completing due diligence, management reached the conclusion that a business combination with this Target would not work because the company was not public ready and doing so would likely extend beyond the SPAC’s transaction time horizon and ultimately decided not to proceed with this target company.

Target B was a company specializing in “providing embedded travel and warranty insurance on a global basis in conjunction with the airline, car rental and on-line retailer industries.” Abri officers conducted due diligence over August 2021 to October 2021 period, doing business and segment overview, financial analysis, human resources, among others. While the company demonstrated excellent potential for growth and benefitting from access to capital markets, after completing due diligence, management reached the conclusion that a business combination with this Target would not work because the company was in the middle of a complex strategic investment round that would likely not meet the SPAC’s transaction time horizon, and ultimately management decided not to proceed with this target company.

On February 9, 2021, Apifiny engaged Chardan as its exclusive financial advisor to explore, inter alia, a possible merger with a SPAC based on their knowledge of the market and experience with similar SPAC transactions. In early 2021, Apifiny and Chardan commenced a process to evaluate potential SPAC mergers. Abri was introduced to Apifiny on October 7, 2021.

On September 21, 2021, Abri entered into an agreement with Chardan to act as Abri’s non-exclusive financial advisor for the purpose of assisting Abri in evaluating several potential acquisition targets, including Apifiny. On October 4, 2021, Chardan contacted Abri to gauge Abri’s interest in evaluating a potential business combination with Apifiny. Before presenting Apifiny as a target to Abri, Chardan reviewed the financial results and business information provided by Apifiny, including the historical and interim financial statements, historical trading data, list of connected exchanges, as well as the internal financial projections and the underlying assumptions. Chardan also held discussions with Apifiny management on its business model, existing and future sources of revenue, targeted audience, product market fit, customer acquisition and business growth strategies. After receiving the virtual data room access, Chardan, along with Abri, examined all the materials in the data room, compared it against the due diligence list, and held weekly group calls to facilitate the due diligence progress before both parties reached a definitive agreement. In addition, Chardan reviewed the blockchain industry market data, certain publicly available information and research reports on the publicly traded comparable companies in North America, and assisted Abri in preparing its comparable company analysis. Chardan also periodically asks for status updates on Apifiny’s customer outreach and onboarding progress.

On October 7, 2021, the Officers of Abri were introduced to the management team of Apifiny through Chardan.

On October 7, 2021, Mr. Tirman had an introductory meeting with Haohan Xu, Apifiny’s Chief Executive Officer or President, and Erez Simha, Apifiny’s Chief Financial Officer via video conference during which Mr. Simha and Mr. Xu provided information about Apifiny’s business, including certain financial information, and the parties discussed financial and business metrics, the valuation of Apifiny and a potential business combination. The parties expressed interest in further exploring a potential business combination. The parties entered into a customary mutual confidential disclosure agreement on October 8, 2021.

On October 10, 2021, it was proposed by Apifiny CFO Erez Simha in an email that Apifiny would like to enter into a letter of intent (“LOI”) shortly after Abri’s visit to New York, USA. On that date Abri had some discussions regarding the timing and scope of due diligence, length of any exclusivity period and possible filing timelines.

On October 13, 2021, in a follow-up virtual meeting, Apifiny presented a slide deck that provided a more in depth overview of Apifiny, including high level financials and projected financing needs. There was no discussion of valuation during this meeting.

On October 16, 2021, during the due diligence process, there was a discussion regarding one of the company’s main investors who suggested a $15,000,000 commitment of market support during the redemption period, along with several due diligence documentation support requests. There was also discussion about overall valuation for the company, which was seeking something in excess of $500,000,000. This point was raised by the company.

On October 17, 2021, Jeffrey Tirman asked for a firm commitment from the company regarding market support and to increase the amount to $20 million and that these would need to be captured in an LOI.

From October 7, 2021 until October 20, 2021, Abri’s focus was on initial due diligence and getting to understand the synergies of the business combination.

On October 20, 2021, Abri met with Apifiny to discuss what possible terms, including backstop financing market support, potential milestones for earnout shares, adding incentives to achieve strategic goals to protect the interests of Abri stockholders, and timing for an LOI. Discussion centered around valuation and rationale, one single class of shares, board composition, transaction timing, among others. Present were Abri (Jeffrey Tirman, Ali Moussavi and Nima Montazeri), Chardan (George Kaufman, Guy Barudin, Yingjie Weng) and the company (Haohan Xu, Erez Simha and Chelsea Jia).

On October 22, 2021, the Abri team sent an initial draft of a term sheet to Apifiny proposing, that Abri would acquire 100% of the outstanding equity securities of Apifiny (including all outstanding options, warrants and other rights to acquire equity securities) with the value of $425,000,000, that Abri would have the right to appoint two persons to the board of directors, and that the management team of the combined entity upon closing would consist solely of the Apifiny management team, voting and support agreements from a majority of Apifiny stockholders. Abri also asked for a backstop financing agreement containing market support for the Common Stock at the time of the closing of the merger. Milestones to issue earnout shares were discussed and it was determined that in order to align interests of all parties including Abri management, existing Abri stockholders, Apifiny stockholders and the Apifiny management team, to base these milestones on the combined company achieving certain stock prices, which would reflect company performance. Price thresholds were discussed and price tiers were established beginning at $16.50 per share, the redemption trigger price, and then two additional higher tiers. To incentivize the management team to execute on their business strategy, the parties discussed that upon achieving these milestones, existing Public Warrant holders would be incentivized to exercise their warrants, which would result in raising capital for the Company and compensating the management team and the Sponsor for achieving these milestones. Apifiny and Abri management teams began discussions regarding the issuance of preferred stock and preferential voting rights in order to protect the new management team in following through on its business plan and preserve certain rights with substantial stockholders. In addition, Abri and Apifiny had discussions about the ability for holders of the Apifiny F Stock of Apifiny to be converted into a series of preferred stock of the Combined Company. The parties discussed the issuance of the Series A Preferred Stock to the holders of Apifiny F Stock to provide such holders with the rights in the Combined Company substantially similar to the rights they had in Apifiny by virtue of their ownership of Apifiny F Stock. The issuance of Series A Preferred Stock could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of the Combined Company’s capital stock.

On October 27, 2021, Apifiny shared with Abri a revised draft of the Term Sheet proposing, inter alia, a pre-money equity value of $450,000,000, and earnout for management and backstop financing terms. Abri discussed the revised draft terms internally and with legal counsel.

On October 28, 2021, Abri held calls with the company and internally to discuss revisions to the Apifiny term sheet. Abri sent a revised term sheet to Apifiny. Remaining open issues identified as: open market purchases relating to a backstop agreement, preferred share voting rights, and contingent sponsor earn-out shares.

On October 29, 2021, Abri held discussed trading issues with Loeb & Loeb, LLC, counsel to Abri (“L&L”). Abri revised the terms for the Sponsor Earn-Out Shares and Preferred Share Voting Rights.

On October 30, 2021, Apifiny and Abri reached agreement on revised terms, earnout milestone thresholds, issuing a preferred stock and a final pre-money equity value of Apifiny in the amount of $450 million. Abri sent agreed terms to Loeb & Loeb for final inclusion into an executable LOI.

On November 1, 2021, Abri received further LOI comments from Loeb & Loeb and Apifiny which were incorporated. Just after midnight both parties executed a letter of intent (the “LOI”). Apifiny and Abri signed an Addendum to the LOI where both parties agreed to continue toward a business combination on an exclusivity basis. Terms for the earnout provisions, milestones and warrant share parameters were agreed upon and the drafting of these ancillary agreements began in conjunction with the Merger Agreement. It was also agreed that the contemplated shares would be put in escrow, and agreements in contemplation of this structure would be drafted, including an indemnification agreement, an assurance agreement and a warrant revenue sharing agreement.

On November 3, 2021, an initial virtual kickoff conference call was held by the working groups including Apifiny, Abri, Chardan, Mayer Brown LLP (“MB”) and L&L.

On November 8, 2021 L&L and MB, counsel to Apifiny, held an initial call to discuss the LOI, drafting of the Merger Agreement and the due diligence process. On November 10, 2021, initial team members of the legal counsel were granted access to Apifiny’s virtual data room. During the following days leading up to November 10, 2021 the rest of the Abri team were granted access to Apifiny’s virtual data room to facilitate due diligence calls and discussions.

Following access to Apifiny’s virtual data room, L&L and Abri reviewed the materials requested and provided, including, but not limited to, an investor presentation, business plan, product overview and publications, regulatory interactions, intellectual property, material contracts, loan agreements, financial statements, and financial modeling assumptions.

From November 3, 2021 until November 12, 2021, Abri visited the Apifiny offices to conduct due diligence meetings including meeting with various employees and senior management team members, reviewing documentation regarding business operations, licensing, financial and accounting data, as well as technical data concerning Apifiny’s software programming and intellectual property.

On November 10, 2021, Abri and L&L shared the first draft of the Merger Agreement with Apifiny and MB.

On November 12, 2021, Abri and specialist counsel from L&L and MB held a virtual due diligence call with Apifiny’s senior management team including Erez Simha (President and Apifiny’s Chief Financial Officer), Haohan Xu (Apifiny’s Chief Executive Officer), Howard Steinberg (Apifiny’s Chief Legal Officer) and Patrick Moran (Apifiny’s Chief Compliance Officer). The due diligence call covered a range of topics including, but not limited to, Apifiny’s intellectual property ownership, international operations and the closure of certain operations in China, the regulatory and licensing regime relating to Apifiny’s operations, employment matters, corporate structure and financial matters including Apifiny’s mining operations, and the equipment related thereto.

On November 16, 2021, Apifiny and MB shared a response draft of the Merger Agreement with Abri and L&L. Much discussion focused on the manifestation of terms (especially management and sponsor earn-out terms), post-merger board of director appointments, and terms of the backstop financing arrangement.

Throughout November and December of 2021, Abri and its advisors conducted additional due diligence review of a prospective Business Combination with Apifiny. More specifically, the due diligence questions Abri asked related to, and the corresponding materials it requested included, corporate records, stockholder information, a history of securities issuances by Apifiny, financing documents, material contracts, management and employees, financial information, sales and marketing, real property, intellectual property, IT systems and networks, privacy and data security, environmental matters, governmental regulations and filing, litigation and audits, insurance policies and claims, tax returns and related records, and other miscellaneous items.

Between November 2021 and January 2022, L&L and Apifiny exchanged drafts of the Merger Agreement which included updates and revisions to the representations and warranties of Abri and Apifiny, and drafts and/or summaries of the ancillary documents, including the support agreements, the Sponsor Earnout Agreement, the Earnout Escrow Agreement, the Indemnification Agreement, the Voting Agreement and the Warrant Revenue Sharing Side Letter, the proposed amendments to the post-merger company’s bylaws and certificate of incorporation, including the designation of the Series A Preferred Stock, and disclosure schedules to the Merger Agreement. The various drafts exchanged reflected the parties’ negotiations on, among other things, the consideration structure, interim operating covenants, allocation of tax risk and responsibility, treatment of tax benefits, post-closing governance matters, scope of registration rights and other matters. Including actions of Abri and Apifiny prior to Closing, the mechanics of the Abri stockholder meeting and a revision of the outside date of the Business Combination.

On November 29, 2021, Abri and Apifiny executed an amendment to the LOI to extend the term of the LOI to 20 December 2021.

On December 2, 2021 the working group including MB, L&L, Chardan, Apifiny management and Abri management, had a call to discuss trading platform due diligence.

From December 1, 2021, until December 24, 2021, discussions between Abri and Apifiny centered on how to implement and assure Apifiny’s compliance with the backstop financing agreement, earnout milestones, verification of the formal closure of Apifiny’s operations in China (timing, and filing documentation necessary to formally cease all operations in China), confirmation of legal transfer of IP from former China-based employees to Apifiny and the migration of former employees to contract workers.

On December 15, 2021 Abri and L&L held update call on merger terms and the status of the merger documents, the Sponsor Earnout Agreement, the Earnout Escrow Agreement, the Indemnification Agreement, the Voting Agreement and the Warrant Revenue Sharing Side Letter. The purpose of the call was to ensure that the language of the merger documents properly reflected the proposed terms, as well as to discuss the implications of monitoring or enforcing certain terms and proposed changes thereto, including backstop financing, the upcoming expiration of the second exclusivity period, earnout features and warrant proceeds sharing.

On December 20, 2021, upon expiration of the exclusivity period, Abri continued to work closely with Apifiny to agree final commercial terms and to continue working on transaction documentation.

From December 20, 2022 until December 25, 2022, Abri and Apifiny held several conference calls discussing progress of transaction documentation and the remaining open due diligence points.

On December 21, 2021 the management teams of both Apifiny and Abri had a call where they deliberated the terms of the Merger and collectively decided to amend the terms of the Merger Agreement and build into the consideration the milestone targets to earn part of the Merger Earnout Shares, some of which are included in the Merger Agreement, in the Sponsor Earnout Agreement, the Earnout Escrow Agreement, the Indemnification Agreement, the Voting Agreement and the Warrant Revenue Sharing Side Letter.

On December 24, 2021 revised terms of the Merger Agreement were circulated. A video conference call was held with the working group to discuss the revised terms, along with certain commercial terms relating to earnout valuation and mechanics, possibility of adding a dual-class s structure for the surviving entity, backstop financing parameters and mechanics of how to monitor and measure the actual deployment of proposed backstop financing amounts, and transaction expenses.

On December 28, 2021, there was a working group call where the management teams of both Abri and Apifiny discussed the terms of the revised merger consideration and the merger documentation.

On December 29, 2021, Abri and Apifiny held other due diligence calls to cover intellectual property issues and the steps taken for the legal closure of China operations.

On December 31, 2021, Apifiny provided documentation confirming that Apifiny had received confirmation that operations in China were officially closed and that Apifiny no longer maintained any employees in China. 32 former China employees agreed to work as independent contractors for Apifiny to perform business development and marketing for the Asia-Pacific region and technology implementation, and their respective contracts may be terminated by Apifiny anytime and replaced by closely comparable services of other individuals outside China, including Hong Kong and Macau. The parties also discussed Apifiny’s public readiness state as detailed by an EY Public Readiness report prepared for the company by EY.

From January 3, 2021 until January 26, 2022, L&L and MB negotiated the terms of the various ancillary agreements (the “Ancillary Agreements”) which included the Sponsor Earnout Agreement, the Earnout Escrow Agreement, the Indemnification Agreement, the Voting Agreement and the Warrant Revenue Sharing Side Letter, and discussed follow up questions and comments related thereto.

During the week from January 3, 2022 until January 7, 2022, discussions between Abri and Apifiny continued concerning various due diligence and commercial points including how to define permitted liens, attorney-client privileged communications, intellectual property consents, merger termination points, closing conditions, and materiality thresholds, and representations and warranties of the parties.

On January 8, 2022 and January 9, 2022, Abri and Apifiny discussed matters relating to proxy timing, SEC document filing and related possible timing thereof, along with continuing discussion on commercial points, namely calculation and measurement of VWAP, joint obligation to close the merger, backstop agreement, the required escrow items, anti-dilution protection, lock-up agreements for the Sponsor and Apifiny’s main stockholders, registration rights, dual share class structure, the terms for designation of the Series A Preferred Stock and trading activity. Revised terms were distributed to all parties.

From January 10, 2022 until January 14, 2022, there were considerable email and videoconference negotiations between Abri and Apifiny concerning the replacement of backstop financing agreement, Nasdaq listing requirements at the close of the merger, various required escrow agreements, agreements relating to indemnity, earnout and the not yet named assurance agreement concept, along with anti-dilution features, registration rights and dual share class structure, implementation and anti-dilution. Discussions continued and a visit to Apifiny offices was arranged for the beginning of the next week to reach a solution acceptable to both sides.

On January 13, 2022, Abri provided negotiations update to its board of directors whereby Abri outlined general terms of the proposed transaction, likely timing and points remaining to be agreed.

On January 15, 2022, there were follow-up emails between Abri and Apifiny regarding miscellaneous outstanding due diligence items.

From January 16, 2022 until January 26, 2022, there continued conversations and emails by and between Abri, Apifiny and Chardan regarding Apifiny’s investment presentation deck and edits thereto. Discussions centered around the basis for and length of financial projections. Discussion also focused on supporting material for references and market data referenced throughout the presentation, along with the cadence and flow of the presentation itself.

From January 17, 2022 through January 19, 2022, Abri visited Apifiny’s offices to discuss difficulties with the backstop financing arrangement replacement (implementation, monitoring, assurance) and to seek to find a workable alternative solution. The decision was made to instead utilize an assurance agreement laying out the basic terms that had been agreed. Revised terms were distributed to all.

On January 20, 2022 and January 21, 2022, Abri and Apifiny discussed and agreed terms of the assurance agreement and related assurance escrow agreement.

On January 21, 2022, Abri and Apifiny, along with L&L and MB held a concentrated call to close all remaining open commercial items, as well as material legal points in order to finalize the documentation. This call resulted in final commercial terms being agreed.

On January 22, 2022, Apifiny engaged Univest Securities, LLC as its financial advisor for the purpose of facilitating education of its customer base regarding the Business Combination.

From January 21, 2022 until January 26, 2022, all efforts focused on completing the merger agreement, and related supporting Ancillary Agreements. No further commercial term discussions were held.

On January 26, 2022, the parties agreed to the terms of the merger agreement and it could be signed on the following day. The Merger Agreement was executed on January 27, 2022.

From January 24, 2022 until January 26, 2022, Apifiny, Abri and Chardan jointly worked on a press release relating to imminent signing of the Merger Agreement.

The Board’s Discussion of Valuation and Reasons for the Approval of the Business Combination

In evaluating the transaction with Apifiny, the Board consulted with management and Abri’s legal counsel as well as its financial advisor Chardan to identify potential acquisition targets. Abri engaged Chardan on September 21, 2021 by signing an advisory agreement whereby Chardan had identified two candidates for a possible business combination. The board of directors considered and evaluated several factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the Business Combination, the board of directors did not assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The board of directors based its decision on all the information available and the factors presented to and considered by it. In addition, individual directors may have given different weights to different factors. This explanation of our reasons for the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.” Before reaching its decision, the board of directors discussed the material results of its management’s due diligence activities, which included:

•        extensive meetings and calls with Apifiny’s management team regarding the company’s products, development plans, operations and projections;

•        research on the financial services industry in general and the technology, privacy and financial services trends specifically related to digital assets and crypto-currency trading (market size, rapidly changing regulatory environment, among other considerations);

•        due diligence activities relating to business, accounting, legal, tax, financial trading, investing and processing, insurance, operations and other matters;

•        financial and valuation analyses including financial projections provided by Apifiny; and

•        research on the public trading values of comparable peer companies.

The board of directors considered a number of factors that align with the above metrics pertaining to the Business Combination as generally supporting its decision to enter into the Merger Agreement and the transactions contemplated thereby, after considering the risks associated with Apifiny’s business, including but not limited to, the following material factors:

•        Apifiny is positioned in Abri’s primary target industries of Fintech and InsurTech.

•        Apifiny has a unique market position with a disruptive value proposition as a price aggregator across more than 30 digital asset exchanges. No other platform of which we are aware replicates this.

•        Given the sheer number of exchange contracts, and US state license required to operate, we believe that there are material barriers to competition entry, thereby giving Apifiny a strong, first mover advantage, especially among companies targeting institutional digital asset trading.

•        We believe that digital assets are here to stay and will be a growth industry over the next decade. Therefore, a platform like Apifiny’s which facilitates buying and selling digital assets in a cost effective and transparent manner should enable it to benefit from this growth industry.

•        We believe that Apifiny, which is in need of growth capital, will be able to grow faster and smarter with proper access to capital which being public affords.

•        At a $450 million transaction valuation, we believe that this is an attractive valuation relative to its competitors and/or peers.

•        The company has a strong management team and work force made of a good mixture of young tech talent, surrounded by seasoned Wall Street trading executives.

•        Abri evaluated risks associated with Apifiny being able to continue to develop its trading platforms and products, other digital asset exchanges, being able to safeguard and adequately custody its customers’ digital assets, maintain its miners productivity and efficiency, and being able to provide secure cryptocurrency-related financial services. Please see “Risk Factors — Risks Related to Apifiny’s Business” on page 47 of this proxy statement/prospectus.

Certain Apifiny Projected Financial Information

The following is a summary of the financial information and projections provided by Apifiny to Abri as well as a summary of Abri’s management’s analysis and evaluation of the information and projections. The summary set forth below does not purport to be a complete description of the financial analysis performed or factors considered by us. Except as otherwise noted, market data used in our analysis is based on market data as of January 31, 2022, and is not necessarily indicative of current market conditions.

None of Apifiny or Abri’s management, board of directors, affiliates, advisors or other representatives assumes responsibility to update the below information and future results may be materially different from those discussed. Any projections set forth below are not necessarily indicative or predictive of future results or values, which may be significantly more or less favorable. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty.

Certain of the measures included in the projections are non-GAAP financial measures, including Adjusted EBITDA. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Apifiny are not reported by all of its competitors and may not be comparable to similarly titled amounts used by other companies.

	Years Ended December 31,
Summary Financial Projection	2019	2020	2021	2022F
				(unaudited)
Revenues:
Market Services revenue	$—	$98,771	$1,896,663	$24,437,415
Bitcoin mining revenue	—	—	3,007,763	7,845,433
Total revenues	$—	$98,771	$4,904,426	$32,282,849

Cost and operating expenses:
Transaction fees	$—	$122,287	$2,171,612	$8,441,741
Cost of Bitcoin mining	—	—	3,630,452	9,548,055
Operating Expenses	4,805,932	5,621,428	11,547,108	30,341,167
Total cost and operating expenses	$4,805,932	$5,743,715	$17,349,172	$48,330,963

Other Income (Expense):
Other income	$(20,122)	$11,248	$1,121,730
Impairment losses on digital assets	—	—	(597,159)
Unrealized loss on digital asset borrowings	—	—	(202,040)
Net gain from disposal of digital assets	—	189,508	1,807,548	8,313,717
Total other income	$(20,122)	$200,756	$2,130,079	$8,313,717

Loss before income taxes	$(4,826,054)	$(5,444,188)	$(10,314,668)	$(7,734,397)
Income tax expenses	—	—	(57,190)
Net Loss	$(4,826,054)	$(5,444,188)	$(10,371,858)	$(7,734,397)
Net Loss Per Share – Basic and Diluted	(0.48)	(0.06)	(0.10)	(0.08)

Apifiny Valuation

In order to establish a valuation range for Apifiny, we compared certain financial information of Apifiny to corresponding data and ratios from publicly traded comparable companies that were deemed relevant to its analysis, including cryptocurrency related companies, other exchanges, and high growth e-brokers. For purposes of this analysis, we used certain publicly available historical financial data and equity analyst estimates for 18 selected publicly traded companies. The 18 companies included in the selected public company analysis are reflected in the chart below.

Although all 18 publicly traded comparable companies provide a relevant comparison framework, we believe that Bullish is the closest comparable to Apifiny in terms of business (crypto exchanges) and stage of development, which first announced its merger with Far Peak Acquisition Corporation on July 9, 2021. Since then, we estimate approximately $100 million worth of Far Peak stocks have traded above $10.00 per share, the estimated value of the trust, based on the daily volume-weighted average price and number of shares traded.

We use various metrics to compare the valuation of Apifiny with the publicly traded comparable companies in the chart below.

Based on growth adjusted enterprise value (“EV”) to Revenue (2022 estimated), the Apifiny pro forma merger EV implies a substantial (94%) discount to the median for the overall universe of 18 companies, based on the publicly available data as of January 31, 2022. Growth adjusted EV to Revenue multiple means the quotient obtained from dividing (a) enterprise value by (b) the 2021-2022 estimated revenue growth rate multiplied by a factor of 100.

Compared to the cryptocurrency related segment, Apifiny’s growth adjusted EV to Revenue is more in line at 0.03, compared to a median and average segment growth adjusted EV to Revenues ratio of 0.02 and 0.11, respectively.

We note, however, that relative to its closest comp (Far Peak/Bullish), Apifiny`s pro forma market capitalization ($534 million)/ Sales (price/share ratio “P/S”) multiple of 16.6:1 represents a substantial discount to Bullish’s 34.3:1. As both Bullish and Apifiny have debt free capital structures, the P/S multiple is a relevant comparison metric for these two companies.

If we adjust the P/S multiple of Apifiny to be more in line with Far Peak/Bullish, the following valuation range is implied for Apifiny:

Apifiny Valuation
P/S	20	26
Market Cap	$644	$837
Enterprise Value	$590	$783

At a pro forma enterprise value of approximately $480 million and a pro forma equity value of $534 million for Apifiny, the implied growth adjusted EV/Revenue (2022) ratio and P/S (2022) multiple are at a substantial discount to the comparable universe and the company`s closest comparable company, respectively.

Therefore we believe that a pro forma equity valuation of Apifiny in the $600 – $800 million range is defensible, which we use to transact at a $450 million pre-money equity value.

Interests of Certain Persons in the Business Combination

When you consider the recommendation of the Board in favor of adoption of the Business Combination Proposal and other Proposals, you should keep in mind that Abri’s directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a stockholder, including:

•        If an initial business combination, such as the Business Combination, is not completed by August 12, 2022 (or February 12, 2023 in the event Abri extends the time to complete a business combination), Abri will be required to dissolve and liquidate. In such event, the 1,433,480 founder shares currently held by the Initial Stockholders, which were acquired prior to the IPO will be worthless because such holders have agreed to waive their rights to any liquidation distributions. The founder shares were purchased for an aggregate purchase price of $25,000.

•        If an initial business combination, such as the Business Combination, is not completed by August 12, 2022 (or February 12, 2023 in the event Abri extends the time to complete a business combination), the 294,598 Private Units purchased by the Sponsor for a total purchase price of $2,945,980, will be worthless. The Units had an aggregate market value of approximately $[•] based on the closing price of Units on the Nasdaq Stock Market as of [•], 2022.

•        The exercise of Abri’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the transaction may result in a conflict of interest when determining whether such changes or waivers are appropriate and in our stockholders’ best interest.

•        Through a letter agreement dated February 6, 2022, Chardan and Abri amended their original advisory agreement dated September 21, 2021 wherein Chardan agreed not to receive any merger and acquisition or financial advisory fees specifically with respect to the Merger. Upon Closing, Chardan will instead be entitled to 950,000 shares of the Combined Company’s Common Stock in lieu of its fee pursuant to the Merger and Acquisition and Capital Markets Advisory Agreement with Apifiny dated February 9, 2021, excluding the 105,000 shares to be issued to Chardan in the event the Apifiny Earnout Consideration is fully achieved.

•        If the Business Combination is completed, Apifiny will designate all members of the Combined Company’s board of directors, except for two members.

See “Proposal No. 1 — The Business Combination Proposal — Interests of Certain Persons in the Business Combination” for additional information.

Appraisal Rights

There are no appraisal rights available to our stockholders in connection with the Business Combination.

Total Shares of Common Stock Outstanding Upon Consummation of the Business Combination

It is anticipated that, upon Closing, the public stockholders will retain an ownership interest of approximately 10.7% in the Combined Company, the Sponsor and directors of Abri will retain an ownership interest of approximately 3.2% in the Combined Company, the Representative will retain an ownership interest of approximately 1.8% in the Combined Company, and the Apifiny stockholders will own approximately 84.3% of the outstanding Common Stock of the Combined Company, of which TipTop will own 52.6% of the outstanding Common Stock of the Combined Company.

The ownership percentages set forth above with respect to the Combined Company do not take into account (i) the redemption of any shares of Common Stock by the public stockholders or (ii) the issuance of any additional shares upon Closing under the Stock Plan. If the actual facts are different from these assumptions (which they are likely to be), the percentage ownership retained by the Abri stockholders will be different. See “Unaudited Pro Forma Condensed Combined Financial Information.”

If Proposal No. 2A is not approved, the voting power of stockholders of the Combined Company will be equal to their respective ownership percentages set forth above. However, if Proposal No. 2A is approved and Series A Preferred Stock (each share of which is entitled to nine votes on any matter submitted to the holders of Common Stock) is issued, it is anticipated that, under the assumptions set forth above, upon completion of the Business Combination, public stockholders will retain voting power of approximately 1.9% in the Combined Company, the Sponsor, officers, directors and other holders of founder shares will retain voting power of approximately 0.6% of the Combined Company, the Representative will retain voting power of approximately 0.3% of the Combined Company, and the Apifiny stockholders will have voting power of approximately 97.2% of the Combined Company, of which TipTop will have voting power of approximately 84.5% of the Combined Company. Haohan Xu, who is anticipated to be the Combined Company’s Chief Executive Officer and Chairperson of the Board, is expected to continue holding the voting power with respect to all of the shares of TipTop, may be deemed to have beneficial ownership of the securities held of record by TipTop after Closing and therefore will control the Combined Company. For more information about TipTop, see “Security Ownership of Certain Beneficial Owners and Management.”

The following summarizes the pro forma ownership of Common Stock, including Common Stock underlying Units and shares of Common Stock, of Abri following the Business Combination under (i) a no redemption scenario, (ii) an interim redemption scenario assuming 50% redemption, and (iii) a maximum redemption scenario:

Equity Capitalization Summary	No Redemption Scenario(1)		Interim Redemption Scenario(2)		Maximum Redemption Scenario(3)
	# of Shares	%	# of Shares		# of Shares
TipTop Century Limited	28,080,000	52.6%	28,080,000	55.6%	28,080,000	57.7%
Other Apifiny Stockholders	16,920,000	31.7%	16,920,000	33.5%	16,920,000	34.8%
Total Apifiny Equity Holders	45,000,000	84.3%	45,000,000	89.0%	45,000,000	92.4%
Abri Initial Public Stockholders	5,733,920	10.7%	2,866,960	5.7%	1,006,221	2.1%
Abri Initial Stockholders	1,728,078	3.2%	1,728,078	3.4%	1,728,078	3.5%
Representative Shares	950,000	1.8%	950,000	1.9%	950,000	2.0%
Total Common Stock	53,411,998	100.0%	50,545,038	100.0%	48,684,299	100.0%

____________

(1)      Under the no redemption scenario, we assume no shares of Common Stock are redeemed.

(2)      Under the interim redemption scenario, we assume redemptions of 50% of the maximum possible redemption, amounting to 2,866,960 shares of Common Stock for aggregate redemption payments of $28.7 million using a per-share redemption price of $10.00.

(3)      Under the maximum redemption scenario, we assume redemptions of 4,727,699 shares of Common Stock for aggregate redemption payments of $47.3 million using a per-share redemption price of $10.00.

The 1,433,480 founder shares included in the Abri Initial Stockholder number are subject to certain share-performance-based vesting provisions pursuant to which 50% of the founder shares will vest one year after Closing, and the remaining 50% will vest on the earlier of one year after the date of Closing and the date on which the closing price of our shares of Common Stock equals or exceeds $12.50 per share for any 20 trading days within any 30-trading day period commencing after the Business Combination.

Maximum Redemption Calculation

In the above table, the maximum redemption takes into account the minimum amount of cash needed to cover obligations in the case of maximum redemption. In order to maintain the minimum stockholders’ equity of $5,000,001, and take into account the transaction costs of $4,374,176 (which includes transaction expenses of $2,874,176 plus a deferred underwriting fee of $1,500,000) and estimated payables of Abri as of December 31, 2021 of $687,531, the maximum amount of shares for redemption would be 4,727,699 shares of Common Stock for an aggregate of $47.3 million (using a per-share redemption price of $10.00). This leaves a balance of 1,006,221 shares of Common Stock that will not be redeemed in order to maintain the minimum stockholders’ equity, a closing condition to the Business Combination.

Anticipated Accounting Treatment

The Business Combination will be accounted for as a “reverse recapitalization” in accordance with U.S. GAAP. A reverse recapitalization does not result in a new basis of accounting, and the financial statements of the combined entity represent the continuation of the financial statements of Apifiny in many respects. Under this method of accounting, although Abri will issue shares for outstanding equity interests of Apifiny in the Business Combination, Abri will be treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of Apifiny issuing stock for the net assets of Abri, accompanied by a recapitalization. For accounting purposes, Apifiny will be deemed to be the accounting acquirer in the transaction and, consequently, the transaction will be treated as a recapitalization of Apifiny. The net assets of Abri will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Apifiny.

Redemption Rights

Pursuant to our Certificate of Incorporation, holders of shares of Common Stock may elect to have their shares of Common Stock redeemed for cash at the applicable redemption price per share equal to the quotient obtained by dividing (i) the aggregate amount on deposit in the Trust Account as of two business days prior to Closing, including interest (net of taxes payable), by (ii) the total number of then-outstanding shares of Common Stock. As of [•], 2022, this would have amounted to approximately $[•] per share.

You will be entitled to receive cash for any shares of Common Stock to be redeemed only if you:

(i)     (a)     hold shares of Common Stock, or

(b)    hold shares of Common Stock through public Units and you elect to separate your public Units into the underlying shares of Common Stock prior to exercising your redemption rights with respect to the shares of Common Stock; and

(ii)    prior to [•] p.m., Eastern Time, on [•], 2022, (a) submit a written request to Continental that Abri redeem your shares of Common Stock for cash and (b) deliver your shares of Common Stock to Continental, physically or electronically through DTC.

Holders of outstanding Units must separate the underlying shares of Common Stock prior to exercising redemption rights with respect to the shares of Common Stock. If the Units are registered in a holder’s own name, the holder must deliver the certificate for its Units to Continental, with written instructions to separate the Units into their individual component parts. This must be completed far enough in advance to permit the mailing of the certificates back to the holder so that the holder may then exercise his, her or its redemption rights upon the separation of the shares of Common Stock from the Units.

If a holder exercises its redemption rights, then such holder will be exchanging its shares of Common Stock for cash and will no longer own securities of the Combined Company. Such a holder will be entitled to receive cash for its shares of Common Stock only if it properly demands redemption and delivers its shares of Common Stock (either physically or electronically) to Continental in accordance with the procedures described herein. Please see the section titled “The Meeting — Redemption Rights” for the procedures to be followed if you wish to redeem your shares of Common Stock for cash.

Vote Required for Approval

The approval of the Charter Amendment Proposal, the Bylaws Amendment Proposal, the Director Election Proposal, the Stock Plan Proposal and the Nasdaq Proposal, together with the Business Combination Proposal, is a condition to Closing. If the Business Combination Proposal is not approved, the Business Combination will not take place. Approval of the Business Combination Proposal is also a condition to Proposal No. 2, Proposal No. 2A, Proposal No. 3, Proposal No. 5, Proposal No. 6 and Proposal No. 7. If the Charter Amendment Proposal, the Bylaws Amendment Proposal, the Director Election Proposal, the Stock Plan Proposal and the Nasdaq Proposal are not approved, unless the condition is waived, the Business Combination Proposal will have no effect (even if approved by the requisite vote of our stockholders at the Meeting or any adjournment or postponement thereof) and the Business Combination will not occur.

The Business Combination Proposal (and consequently, the Merger Agreement and the transactions contemplated thereby, including the Business Combination) will be approved and adopted only if holders of at least a majority of the issued and outstanding shares of Common Stock present in person by virtual attendance or represented by proxy and entitled to vote at the Meeting vote “FOR” the Business Combination Proposal.

Pursuant to the Letter Agreement and the Parent Stockholder Support Agreement, the Initial Stockholders holding an aggregate of [1,433,480] shares (or [•]% of the outstanding shares) of Common Stock have agreed to vote their respective shares of Common Stock (including shares of Common Stock included in the Private Units) in favor of each of the Proposals. As a result, only [•] shares of Common Stock held by the public stockholders will need to be present in person by virtual attendance or by proxy to satisfy the quorum requirement for the meeting. In addition, as the vote to approve the Business Combination Proposal is a majority of the votes cast at a meeting at which a quorum is present, assuming only the minimum number of shares of Common Stock to constitute a quorum is present, only [•] shares of Common Stock, or approximately [•]% of the outstanding shares of the Common Stock held by the public stockholders must vote in favor of the Business Combination Proposal for it to be approved.

Board Recommendation

THE BOARD RECOMMENDS THAT OUR STOCKHOLDERS VOTE “FOR” ADOPTION OF THE BUSINESS COMBINATION PROPOSAL UNDER PROPOSAL NO. 1.

PROPOSAL NO. 2 — THE CHARTER AMENDMENT PROPOSAL

Overview

Our stockholders are being asked to adopt the Amended Charter in the form attached to this proxy statement/prospectus as Annex B, which, in the judgment of the Board, is necessary to adequately address the needs of Combined Company.

The following is a summary of the key amendments effected by the Amended Charter as well as the Board’s reasons for approval of the Charter Amendment Proposal. This summary is qualified in its entirety by reference to the full text of the Amended Charter, a copy of which is attached to this proxy statement/prospectus as Annex B:

Comparison of Current Charter to Amended Charter

The following is a summary of the key changes effected by the Amended Charter relative to the Current Charter, as well as the Board’s reasons for approval of the Charter Amendment Proposal. This summary is qualified in its entirety by reference to the full text of the Amended Charter, a copy of which is included as Annex B.

•        Change the Combined Company’s name to Apifiny Group Inc.    Currently, Abri’s name is Abri SPAC I, Inc. If the Charter Proposal is approved, Abri’s name will be changed to Apifiny Group Inc. Our board of directors believes the name of the Combined Company should more closely align with the name of the post-Business Combination operating business and therefore has proposed this name change.

•        Increase the total number of authorized shares of Common Stock from 100,000,000 to 200,000,000 and the number of authorized shares of Preferred Stock from 1,000,000 to 100,000,000.    Our Current Charter authorizes the issuance of 100,000,000 shares of Common Stock and 1,000,000 shares of Preferred Stock. The Amended Charter authorizes the issuance of 200,000,000 shares of Common Stock and 100,000,000 shares of Preferred Stock. The Amended Charter provides adequate authorized capital and flexibility for future issuances of Common Stock if determined by the Combined Company’s Board to be in the best interests of the Combined Company, without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance. The Amended Charter also provides adequate authorized capital for the issuance of Series A Preferred Stock at the Closing if the Designation of Series A Preferred Stock Proposal is approved.

•        Remove classes of the Combined Company’s directors.    The Current Charter provides for three classes of directors. If the Charter Proposal is approved, there will only be one class of directors serving for a term expiring at the next annual meeting of stockholders.

•        Removal of blank check company provisions.    Our board of directors has determined that it is in the best interest of Abri to eliminate provisions of our Current Charter that are specific to our status as a blank check company. Removal of these provisions is desirable because these provisions will serve no purpose following consummation of the Business Combination, and many of these provisions cease to apply upon the consummation of Abri’s initial business combination. For example, these proposed amendments remove the prohibition on Abri entering into an initial Business Combination with another blank check company or a similar company with nominal operations. In addition, certain other provisions in our Current Charter require that proceeds from Abri’s initial public offering be held in the Trust Account until a business combination or liquidation or merger has occurred.

Vote Required for Approval

Assuming that a quorum is present at the Meeting, the affirmative vote of holders of a majority of the issued and outstanding shares of Common Stock on this Proposal No. 2 is required to approve the Charter Amendment Proposal. Accordingly, a stockholder’s failure to vote online during the Meeting or by proxy, a broker non-vote or an abstention will be considered a vote “AGAINST” Proposal No. 2.

This Proposal is conditioned on the approval of the Business Combination Proposal, the Bylaws Amendment Proposal, the Director Election Proposal, the Stock Plan Proposal and the Nasdaq Proposal. If either of the Business Combination Proposal, the Bylaws Amendment Proposal, the Director Election Proposal, the Stock Plan Proposal or the Nasdaq Proposal is not approved, Proposal No. 2 will have no effect even if approved by our stockholders.

Because stockholder approval of this Proposal No. 2 is a condition to completion of the Business Combination under the Merger Agreement, if this Proposal No. 2 is not approved by our stockholders, the Business Combination will not occur unless we and Apifiny waive the applicable closing conditions.

Board Recommendation

THE BOARD RECOMMENDS A VOTE “FOR” ADOPTION OF THE CHARTER AMENDMENT PROPOSAL UNDER PROPOSAL NO. 2.

PROPOSAL NO. 2A — THE DESIGNATION OF SERIES A PREFERRED STOCK PROPOSAL

Overview

In addition to asking our stockholders to adopt the Amended Charter to increase the number of authorized shares of Preferred Stock from 1,000,000 to 100,000,000 shares of Preferred Stock, Abri stockholders are also being asked to separately approve Proposal No. 2A — The Designation of Series A Preferred Stock Proposal.

Under Proposal No. 2A — The Designation of Series A Preferred Stock Proposal, our stockholders are being asked to approve the designation of a series of Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”) in the form of the Series A Certificate of Designation attached to this proxy statement/prospectus as Annex B-1, with the number of shares of Series A Preferred Stock that are to be authorized thereunder being equal to the number of such shares that is to be issued to holders of Apifiny F Stock as Closing Per Share Merger Consideration (as defined in the Merger Agreement).

•        Designation and Issuance of the Series A Preferred Stock.    Under the Current Charter and the Amended Charter, the Board has the authority to designate one or more series of Preferred Stock without stockholder approval. However, the parties to the Merger Agreement agreed that Series A Preferred Stock would be issued to holders of Apifiny F Stock as part of the Closing Per Share Merger Consideration only if our stockholders approved the terms of the Series A Preferred Stock. If Proposal No. 2A is approved, the number of shares of Series A Preferred Stock that will be authorized under the Series A Certificate of Designation will be equal to the number of shares of Common Stock to be issued to the holders of Apifiny F Stock as of Closing to form part of the Closing Per Share Merger Consideration. Accordingly, if Proposal No. 2A is approved and the Business Combination is consummated, the Board will cause the Series A Certificate of Designation to be filed with the Delaware Secretary of State in connection with the Closing and become effective, and because all of the shares of Series A Preferred Stock to be authorized under the Series A Certificate of Designation would be issued to holders of Apifiny F Stock in connection with the Closing, no other shares of Series A Preferred Stock would be authorized or available to be issued at a later date pursuant to the Series A Certificate of Designation.

•        Terms of Series A Preferred Stock.    The Series A Preferred Stock will be entitled to nine votes per share and may vote on any matter submitted to the holders of Common Stock. The Series A Preferred Stock will not be entitled to any dividends, liquidation preferences, conversion into any class of stock of the Combined Company or participation in any distribution or payments to the holders of the Common Stock. The Series A Certificate of Designation restricts any Transfer (as defined in the Series A Certificate of Designation) of the Series A Preferred Stock other than to an Affiliate (as defined in the Series A Certificate of Designation) of the holder thereof, and any Transfer contrary thereto will be null and void ab initio and of no force or effect. In case of any Transfer of any shares of Common Stock held by any holder of Series A Preferred Stock, the number of shares of Series A Preferred Stock held by such holder equivalent to the number of shares of Common Stock so Transferred will be automatically retired without any compensation to the holder thereof or cost to us.

•        Effect of our stockholders not approving Proposal No. 2A — The Designation of Series A Preferred Stock Proposal.    If our stockholders do not approve Proposal No. 2A — The Designation of Series A Preferred Stock Proposal, the Series A Certificate of Designation will not be filed with the Delaware Secretary of State in connection with the Closing and will not become effective and, if the Business Combination is consummated, no shares of Series A Preferred Stock will be issued by the Combined Company in connection with the Business Combination. Under the Merger Agreement, if our stockholders do not approve Proposal No. 2A and the Business Combination is consummated, the Closing Per Share Merger Consideration that will be received by holders of Apifiny F Stock will be only the shares of Common Stock as provided in the Merger Agreement and no shares of Series A Preferred Stock will be issued to holders of Apifiny F Stock. The number of shares of Common Stock to be received by holders of Apifiny F Stock as Closing Per Share Merger Consideration will be the same irrespective of whether our stockholders approve Proposal No. 2A, and, accordingly, will not be affected by our stockholders’ approval or rejection of Proposal No. 2A.

Reasons for the Designation

If this Designation of Series A Preferred Stock Proposal is approved, then, upon the consummation of the Business Combination, each share of Apifiny F Stock will be converted into the right to receive, in addition to the applicable number of shares of Common Stock, an equal number of shares of Series A Preferred Stock. The issuance of Series A Preferred Stock to the holders of Apifiny F Stock is meant to provide such holders with rights in the Combined Company substantially similar to the rights such holders had in Apifiny prior to the consummation of the Business Transaction by virtue of their ownership of Apifiny F Stock. The issuance of Series A Preferred Stock could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of the Combined Company’s capital stock.

Vote Required for Approval

Assuming that a quorum is present at the Meeting, the affirmative vote of holders of a majority of the issued and outstanding shares of Common Stock present in person by virtual attendance or represented by proxy and entitled to vote on this Proposal No. 2A is required to approve the Designation of Series A Preferred Stock Proposal. Accordingly, a stockholder’s failure to vote online during the Meeting or by proxy, or an abstention will have the effect of a vote “AGAINST” Proposal No. 2A. Broker non-votes will have no effect on the vote for Proposal No. 2A.

This Proposal is conditioned on the approval of the Business Combination Proposal and the Charter Amendment Proposal. If either of the Business Combination Proposal and the Charter Amendment Proposal is not approved, this Proposal will have no effect even if approved by our stockholders. This Proposal No. 2A is not a condition to completion of the Business Combination under the Merger Agreement. If this Proposal No. 2A is not approved by our stockholders and the Business Combination is consummated, the Amended Charter, if approved, will provide for the designation of one or more series of preferred stock in the future.

Board Recommendation

THE BOARD RECOMMENDS A VOTE “FOR” APPROVAL OF THE DESIGNATION OF SERIES A PREFERRED STOCK PROPOSAL UNDER PROPOSAL NO. 2A.

PROPOSAL NO. 3 — THE BYLAWS AMENDMENT PROPOSAL

In connection with the Business Combination, Abri is asking its stockholders to approve the adoption of the Amended Bylaws, in the form attached hereto as Annex C. If the Business Combination Proposal, the Charter Amendment Proposal and the Bylaws Amendment Proposal are approved, the Amended Bylaws would replace the Current Bylaws.

Comparison of Current Bylaws to Amended Bylaws

The following is a summary of the key changes effected by the Amended Bylaws relative to the Current Bylaws, as well as the Board’s reasons for approval of the Bylaws Amendment Proposal. This summary is qualified in its entirety by reference to the full text of the Amended Bylaws, a copy of which is included as Annex C.

•        Set the procedures to nominate directors.    Our Current Bylaws allows stockholders to nominate directors during the annual meeting of stockholders. The Amended Bylaws prescribes certain procedures and timing for persons nominated as directors be eligible for election by the stockholders at any annual meeting of stockholders, or at any special meeting of stockholders called for that purpose. The Amended Bylaws lays down adequate information as guide for the orderly and timely nomination and election of the members of the board of directors.

•        Reduce the quorum requirement for directors to transact business.    Our Current Bylaws requires two-thirds of the board of directors to constitute a quorum for the transaction of business. The Amended Bylaws reduces the quorum requirement to a majority of the board of directors, and authorizes the act of the majority of the directors present at any meeting which there is a quorum to pass as the act of the board of directors. The Amended Bylaws provides the board of directors adequate flexibility for future transactions if determined by the Combined Company’s board of directors to be in the best interests of the Combined Company, without incurring the risk, delay and potential expense incident to obtaining board approval for a particular transaction.

•        Allow Abri shares of stock to be uncertificated at the discretion of the board.    Our Current Bylaws prescribes shares of stock to only be represented by certificates. The Amended Bylaws allows these shares to be uncertificated, subject to the sole discretion of the board of directors consistent with the DGCL; and lists down the pertinent information and required signatures that should be reflected on the face or back of any certificate. The Amended Bylaws provides a guide for the information of the certificate holders and the orderly and timely issuance and transfer of the certificated and uncertificated shares of stock.

•        Increase the voting requirement to repeal or amend the “Indemnification” section.    Our Current Bylaws may be amended (a) at any regular or special meeting of stockholders at which a quorum is present or represented, by the affirmative vote of the holders of a majority of the shares of capital stock entitled to vote, provided that notice of the proposed alteration, amendment or repeal be contained in the notice of such meeting, or (b) by a resolution adopted by a majority of the board of directors at any regular or special meetings of the Board. The Amended Bylaws requires an affirmative vote of holders of at least two-thirds (66.7%) of the voting power of all the then outstanding shares of voting stock of the Combined Company to repeal or amend the Indemnification section of the Amended Bylaws. The ability of the majority of the Board to amend the Amended Bylaws remains unchanged. This supermajority voting requirement is appropriate at this time to protect all stockholders against the potential self-interested actions by one or a few large stockholders. In reaching this conclusion, the Board was cognizant of the potential for certain stockholders to hold a substantial beneficial ownership of Common Stock following the Merger; and it believes that going forward, a supermajority voting requirement encourages the person seeking control of the Combined Company to negotiate with the board of directors to reach indemnification terms that are appropriate for all stockholders.

•        Remove the ability of the stockholders to call a special meeting.    Our Current Bylaws allow the holders of not less than one quarter of all shares entitled to vote to call a special meeting of the stockholders. Under the Amended Bylaws, a special meeting of the stockholders may only be called by the chairperson of the board of directors, the Chief Executive Officer or the board of directors. Removing the ability of the stockholders to call a special meeting is appropriate at this time to protect all stockholders against the potential self-interested actions by one or a few large stockholders. In reaching this conclusion, the Board was cognizant of the potential for certain stockholders to hold a substantial beneficial ownership of Common Stock following the Merger; and it believes that going forward, limiting the ability to call a special meeting of the stockholders to directors and officers of the Combined Company encourages the person seeking control of the Combined Company to negotiate with the board of directors to resolve matters in a way that is appropriate for all stockholders.

Vote Required for Approval

This Bylaws Amendment Proposal will be approved and adopted only if holders of at least a majority of the issued and outstanding shares of Common Stock present in person by virtual attendance or represented by proxy and entitled to vote at the Meeting vote “FOR” the Bylaws Amendment Proposal. This Bylaws Amendment Proposal is conditioned upon the approval and completion of the Business Combination Proposal, the Charter Amendment Proposal, the Director Election Proposal, the Stock Plan Proposal and the Nasdaq Proposal. If any of the Business Combination Proposal, the Charter Amendment Proposal, the Director Election Proposal, the Stock Plan Proposal or the Nasdaq Proposal are not approved, this Bylaws Amendment Proposal will have no effect even if approved by our stockholders.

Board Recommendation

THE BOARD RECOMMENDS A VOTE “FOR” ADOPTION OF THE BYLAWS AMENDMENT PROPOSAL UNDER PROPOSAL NO. 3.

PROPOSAL NOS. 4A-4G — THE GOVERNANCE ADVISORY PROPOSALS

Overview

Our stockholders are also being asked to vote on [seven] separate Proposals with respect to certain governance provisions in the Amended Charter, which are separately being presented in order to give Abri stockholders the opportunity to present their separate views on important corporate governance procedures and which will be voted upon on a non-binding advisory basis. Accordingly, regardless of the outcome of the non-binding advisory vote on these Proposals, Abri and Apifiny intend that the Amended Charter in the form attached to this proxy statement/prospectus as Annex B will take effect at Closing, assuming approval of the Charter Amendment Proposal (Proposal No. 2). In the judgment of the Board, these provisions are necessary to adequately address the needs of the Combined Company.

Governance Advisory Proposals

The following table sets forth a summary of the governance provisions applicable to the Governance Advisory Proposals. This summary is qualified by reference to the complete text of the Amended Charter, a copy of which is attached to this proxy statement/prospectus as Annex B. All stockholders are encouraged to read the Amended Charter in its entirety for a more complete description of its terms.

Governance Advisory Proposal	Current Charter	Amended Charter
Governance Advisory Proposal A — Change in Name	Abri SPAC I, Inc.	Apifiny Group Inc.
Governance Advisory Proposal B — Changes in Common Stock	The Current Charter authorizes 100,000,000 shares of Common Stock.	The Amended Charter authorizes 200,000,000 shares of Common Stock.
Governance Advisory Proposal C — Changes in Preferred Stock	The Current Charter authorizes 1,000,000 shares of preferred stock.	The Amended Charter authorizes the issuance of 100,000,000 shares of Preferred Stock.
Governance Advisory Proposal D — Removal of Blank Check Company/Special Purpose Acquisition Company Provisions	The Current Charter sets forth various provisions related to its operations as a blank check company/special purpose acquisition company prior to the consummation of an initial business combination.	The Amended Charter does not include these blank check company/special purpose acquisition company provisions.
Governance Advisory Proposal E — Removal of Classification of Board of Directors Provisions	The Current Charter provides for a division of the Board of Directors into three classes of directors.	The Amended Charter provides for a single class of directors serving for a term expiring at the next annual meeting of stockholders.
Governance Advisory Proposal F — Addition of Antitakeover Provision	The Current Charter is silent as to Section 203 of the DGCL.	The Amended Charter provides that the Combined Company expressly elects not to be governed by Section 203 of the DGCL.
Governance Advisory Proposal G — Change in Amendment of Charter Provision	The Current Charter provides that the Corporation reserves the right to amend any provision of the Current Charter at any time and from time to time.

The Amended Charter requires the approval of holders of at least 66⅔% of the voting power of the outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class to amend certain provisions of the Amended Charter.

Reasons for the Governance Advisory Proposals

Governance Advisory Proposal A — Change in Name

The change in name of the new public entity is desirable to reflect the Business Combination with Apifiny and the combined business going forward.

Governance Advisory Proposal B — Changes in Common Stock

The greater number of authorized shares of common stock is desirable for Abri to have sufficient shares to issue the Merger Consideration Shares in the Business Combination and have enough additional authorized shares for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits and to issue shares upon exercise of the Warrants and of equity grants currently outstanding or made under the Stock Plan (assuming it is approved at the Meeting).

Governance Advisory Proposal C — Changes in Preferred Stock

The greater number of authorized preferred stock is desirable for Abri to have sufficient shares of preferred stock to issue the Merger Consideration Shares in the Business Combination and have enough additional authorized shares for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits and to issue shares upon exercise of the Warrants and of equity grants currently outstanding or made under the Stock Plan (assuming it is approved at the Meeting).

Governance Advisory Proposal D — Removal of Blank Check Company/Special Purpose Acquisition Company Provisions

It is desirable to delete the provisions that relate to the operation of Abri as a blank check company prior to the consummation of the initial business combination because they would not be applicable after the Business Combination (such as the obligation to dissolve and liquidate if a business combination is not consummated within a certain period of time).

Governance Advisory Proposal E — Removal of Classification of Board of Directors Provisions

It is desirable to remove the board classification provisions because classified boards may be considered to reduce the accountability of directors to stockholders in certain circumstances as they are likely to increase the time required for stockholders to change the composition of the board of directors and may limit the ability of stockholders to evaluate and elect each director each year. The election of directors is the primary means for stockholders to influence corporate governance policies and to hold management accountable for implementing those policies and it is thus a better corporate governance practice to have an unclassified board following the Business Combination.

Governance Advisory Proposal F — Addition of Anti-Takeover Provision

The Combined Company will not be subject to Section 203 of the DGCL, an anti-takeover law. Section 203 is a default provision of the DGCL that prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with “interested stockholders” (a person or group owning 15% or more of the corporation’s voting stock) for three years following the date that person becomes an interested stockholder, unless: (i) before such stockholder becomes an “interested stockholder,” the board of directors approves the Business Combination or the transaction that results in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the outstanding voting stock of the corporation at the time of the transaction (excluding stock owned by certain persons); or (iii) at the time or after the stockholder became an interested stockholder, the board of directors and at least two-thirds of the disinterested outstanding voting stock of the corporation approves the transaction. While Section 203 is the default provision under the DGCL, the DGCL allows companies to opt out of Section 203 of the DGCL by including a provision in their certificate of incorporation expressly electing not to be governed by Section 203 of the DGCL. The board of directors has determined to opt out of Section 203 of the DGCL.

Governance Advisory Proposal G — Change in Amendment of Charter Provision

It is desirable to require the approval of holders of at least 66 2/3% of the voting power of the outstanding shares of capital stock of the Corporation to amend certain provisions of the Amended Charter, because it is desirable to have any amendments to the Amended Charter approved by a clear majority in order to protect the interests of stockholders.

Notwithstanding the foregoing, certain of the Amended Charter amendments may make it more difficult or discourage an attempt to obtain control of the Combined Company and thereby protect continuity of or entrench the Combined Company’s management, which may adversely affect the market price of the Combined Company’s securities. If, in the due exercise of its fiduciary obligations, for example, the Board were to determine that a takeover proposal was not in the best interests of the Combined Company, authorized but unissued preferred stock could be issued by the Board without stockholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquirer or insurgent stockholder group, by creating a substantial voting block in institutional or other hands that might support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. The authorization of additional shares will, however, enable the Combined Company to have the flexibility to authorize the issuance of shares in the future for financing its business, acquiring other businesses, forming strategic partnerships and alliances and stock dividends and stock splits. Abri currently has no such plans, proposals or arrangements, written or otherwise, to issue any of the additional authorized shares for such purposes.

Vote Required for Approval

The Governance Advisory Proposals will be approved and adopted only if holders of at least a majority of the issued and outstanding shares of Common Stock present in person by virtual attendance or represented by proxy and entitled to vote at the Meeting vote “FOR” the Governance Advisory Proposals.

The Business Combination is not conditioned upon the approval of the Governance Advisory Proposals.

As discussed above, a vote to approve each of the Governance Advisory Proposals is an advisory vote, and therefore, is not binding on Abri, Apifiny or their respective boards of directors. Accordingly, regardless of the outcome of the non-binding advisory vote, Abri and Apifiny intend that the Amended Charter, in the form attached to this proxy statement/prospectus as Annex B and containing the provisions noted above, will take effect at Closing, assuming approval of the Charter Amendment Proposal (Proposal No. 2).

Board Recommendation

THE BOARD RECOMMENDS A VOTE “FOR” ADOPTION OF EACH OF THE GOVERNANCE ADVISORY PROPOSALS.

PROPOSAL NO. 5 — THE DIRECTOR ELECTION PROPOSAL

Election of Directors

Pursuant to the Merger Agreement, Abri has agreed to take all necessary action, including causing the directors of Abri to resign, so that effective at the Closing, the entire Board will consist of ten individuals, a majority of whom will be independent directors in accordance with the requirements of Nasdaq.

At the Meeting, it is proposed that ten directors will be elected to be the directors of the Combined Company upon consummation of the Business Combination, each of such directors to serve for a term expiring at the next annual meeting of Abri’s stockholders and until that director’s successor is duly elected and qualified, or until such director’s earlier death, resignation, disqualification or removal. Subject to any limitations imposed by applicable law and subject to the special rights of the holders of any series of preferred stock to elect directors, any vacancy occurring in the Combined Company for any reason, and any newly created directorship resulting from any increase in the authorized number of directors, will, unless (a) the Combined Company’s board of directors determines by resolution that any such vacancies or newly created directorships will be filled by the stockholders or (b) as otherwise provided by law, be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director, and not by the stockholders.

Pursuant to the Merger Agreement, members of Apifiny’s board of directors before Closing will serve on the board of directors of the Combined Company. Apifiny has the right to designate eight directors who shall include the members of Apifiny’s board of directors before Closing. The Sponsor will have the right to designate up to two directors. At least a majority of the nominee directors will be independent. Apifiny’s board of directors before Closing is composed of Haohan Xu, Erez Simha, Laurence N. Charney, Timothy Murphy and Samuel Shen. The Sponsor has designated Mads Jensen and Denis Duncan. Apifiny has designated [•], [•] and [•]. The independent directors will be Laurence N. Charney, Timothy Murphy, Samuel Shen, Mads Jensen, Denis Duncan, [•], [•] and [•].

It is proposed that the Combined Company’s board of directors consist of the following directors:

•        Haohan Xu (Chairperson)

•        Erez Simha

•        Laurence N. Charney

•        Timothy Murphy

•        Samuel Shen

•        Mads Jensen

•        Denis Duncan

•        [•]

•        [•], and

•        [•].

Information regarding each nominee is set forth in the section titled “Directors and Executive Officers of the Combined Company After the Business Combination.”

Under Delaware law and our Bylaws, the election of directors requires a plurality vote of the Common Stock present in person (which would include presence at a virtual meeting) or represented by proxy and entitled to vote at the Meeting. “Plurality” means that the individuals who receive the largest number of votes cast “FOR” are elected as directors. Consequently, any shares not voted “FOR” a particular nominee (whether as a result of a direction to withhold authority or a broker non-vote) will not be counted in the nominee’s favor.

Unless authority is withheld or the shares are subject to a broker non-vote, the proxies solicited by the Board will be voted “FOR” the election of these nominees. In case any of the nominees becomes unavailable for election to the Board, an event that is not anticipated, the persons named as proxies, or their substitutes, will have full discretion and authority to vote or refrain from voting for any other candidate in accordance with their judgment.

If the Business Combination Proposal is not approved, the Director Election Proposal will not be presented at the meeting.

Following consummation of the Business Combination, the election of directors of the Combined Company will be governed by the Amended Charter and bylaws and the laws of the State of Delaware.

Vote Required for Approval

Election of each director will require the affirmative vote by a plurality of the shares of the Common Stock present in person by virtual attendance or represented by proxy and entitled to vote at the Meeting.

This Director Election Proposal is conditioned upon the approval and completion of the Business Combination Proposal, the Charter Amendment Proposal, the Bylaws Amendment Proposal, the Stock Plan Proposal and the Nasdaq Proposal. If any of the Business Combination Proposal, the Charter Amendment Proposal, the Bylaws Amendment Proposal, the Stock Plan Proposal or the Nasdaq Proposal are not approved, this Director Election Proposal will have no effect even if approved by our stockholders.

In connection with the execution of the Merger Agreement, Abri, the Sponsor and certain holders of Common Stock will enter into a voting agreement (the “Voting Agreement”), pursuant to which such holders of Common Stock agree to vote in favor of certain matters relating to the nomination and election of the Post-Closing Board of Directors (as described in the Voting Agreement). There are no terms to the Voting Agreement regarding the nomination and election of the Post-Closing Board of Directors that differ from Proposal No. 5 — The Director Election Proposal.

If the Business Combination Proposal is not approved, the Director Election Proposal will not be presented at the Stockholders Meeting. The Director Election Proposal will only become effective if the Business Combination is completed. Election of each of the director nominees is a condition to Closing under the Merger Agreement. If each of the directors is not elected, the parties are not required to close the Business Combination.

Recommendation of the Board with Respect to the Director Election Proposal

THE BOARD RECOMMENDS THAT THE STOCKHOLDERS VOTE “FOR” EACH OF THE NOMINEES SET FORTH IN THE DIRECTOR ELECTION PROPOSAL.

PROPOSAL NO. 6 — THE STOCK PLAN PROPOSAL

We are asking our stockholders to approve and adopt the Apifiny Group Inc. 2022 Equity Incentive Plan (the “Stock Plan”) and the material terms thereunder.

The Stock Plan is described in more detail below. A copy of the Stock Plan is included in this proxy statement/prospectus as Annex D.

The Stock Plan

The purpose of the Stock Plan is to advance the interests of the Combined Company and its stockholders by enabling the Combined Company and its subsidiaries to attract and retain qualified individuals to perform services, to provide incentive compensation for such individuals in a form that is linked to the growth and profitability of the Combined Company and increases in stockholder value, and to provide opportunities for equity participation that align the interests of recipients with those of its stockholders.

The Stock Plan will permit the compensation committee of the board of directors of the Combined Company (or the full board or a committee or subcommittee thereof) to grant to eligible employees, non-employee directors and consultants of the Combined Company and its subsidiaries non-statutory and incentive stock options, restricted stock awards, restricted stock units (RSUs), performance awards, non-employee director awards, and other stock-based awards. Subject to adjustment, the maximum number of shares of Common Stock to be authorized for issuance under the Stock Plan is ten percent (10%) of the outstanding shares of Common Stock of the Combined Company on a fully-diluted basis on the date on which the transactions contemplated under the Merger Agreement are completed, with an annual increase on the first day of each calendar year beginning on January 1, 2023 and ending on January 1, 2032 equal to the lesser of: (A) three percent (3%) of the increase in the number of shares of Common Stock outstanding from the first day of the preceding calendar year to the first day of the current calendar year, as the number of shares are determined on a fully-diluted basis; and (B) such smaller number of shares of Common Stock as may be determined by the board of directors.

If approved by our stockholders at the meeting, the Stock Plan will become effective on Closing. Our board of directors is recommending that our stockholders approve the material terms of the Stock Plan as described below. The summary is qualified in its entirety by reference to the specific language of the Stock Plan, a copy of which is attached to this proxy statement/prospectus as Annex D.

Summary of the Stock Plan

The following is a summary of the principal features of the Stock Plan. The summary is qualified in its entirety by reference to the full text of the Stock Plan, which is set forth in Annex D.

Plan Administration.    The Stock Plan will be administered by the compensation committee. The compensation committee selects the participants, the time or times of receipt of awards, the types of awards to be granted and the applicable terms, conditions, performance targets, restrictions and other provisions of such awards, to cancel or suspend awards and to accelerate the exercisability or vesting of any award under circumstances designated by it. The compensation committee may delegate all or any portion of its responsibilities or powers under the Stock Plan to persons selected by it. If the compensation committee does not exist or for any other reason determined by the board of directors, and to the extent not prohibited by applicable law or the applicable rules of any stock exchange, the board of directors may take any action under the Stock Plan that would otherwise be the responsibility of the compensation committee.

Share Limitations.    As noted above, the initial number of shares reserved for delivery under the Stock Plan shall be a number equal to ten percent (10%) of the outstanding shares of Common Stock of the Combined Company on a fully-diluted basis on the date on which the transactions contemplated under the Merger Agreement are completed. Additionally, the Stock Plan contains an “evergreen” provision, which allows for an automatic annual increase in the number of shares of Common Stock available to be delivered under the Stock Plan on the first day of each fiscal year, in an amount equal to 3% of the then-outstanding shares of Common Stock (the “Annual Increase”); provided, that the board of directors or the compensation committee may take action prior to such annual increase to lower the amount of such increase.

If an award of common stock is settled in cash, the total number of shares with respect to which such payment is made shall not be considered to have been delivered for the Stock Plan. However, (i) if shares covered by an award are used to satisfy the applicable tax withholding obligation, the number of shares held back by the Combined Company to satisfy such withholding obligation shall be considered to have been delivered; (ii) if the exercise price of any option granted under the Stock Plan is satisfied by tendering shares of Common Stock to us (including shares of Common Stock that would otherwise be distributable upon the exercise of the option), the number of shares of Common Stock tendered to satisfy such exercise price shall be considered to have been delivered; and (iii) if the Combined Company repurchases shares of Common Stock with proceeds received from the exercise of an option issued under the Stock Plan, the total number of shares repurchased shall be deemed delivered.

Additionally, the maximum number of shares of Common Stock that may be delivered to participants with respect to incentive stock options shall be [_____] shares of Common Stock; provided that the limitation provides for an automatic annual increase in the number of shares of Common Stock available for grant as incentive stock options on the first day of each fiscal year, in an amount equal to 3% of the total outstanding shares of Common Stock on the effective date of the Stock Plan.

The shares of Common Stock with respect to which awards may be made under the Stock Plan shall be:

•        shares currently authorized but unissued;

•        to the extent permitted by applicable law, currently held or acquired by the Combined Company as treasury shares, including shares purchased in the open market or in private transactions; or

•        shares purchased in the open market by a direct or indirect wholly-owned subsidiary of the Combined Company, and we may contribute to the subsidiary an amount sufficient to accomplish the purchase of the shares to be so acquired.

At the discretion of the compensation committee, an award under the Stock Plan may be settled in cash, shares of Common Stock, the granting of replacement awards, or a combination thereof; provided, however, that if a cash incentive award is settled in shares of Common Stock, it must satisfy the minimum vesting requirements related to full value awards.

The compensation committee may use shares of Common Stock available under the Stock Plan as the form of payment for compensation, grants or rights earned or due under any other compensation plans or arrangements of our Combined Company or a subsidiary, including the plans and arrangements of our Combined Company or a subsidiary assumed in business combinations.

In the event of a corporate transaction involving the Combined Company (including, without limitation, any share dividend, share split, extraordinary cash dividend, recapitalization, reorganization, merger, amalgamation, consolidation, share exchange, split-up, spin-off, sale of assets or subsidiaries, combination or exchange of shares), the compensation committee shall adjust outstanding awards to preserve the benefits or potential benefits of the awards. Action by the compensation committee may include:

•        adjustment of the number and kind of shares which may be delivered under the Stock Plan;

•        adjustment of the number and kind of shares subject to outstanding awards;

•        adjustment of the exercise price of outstanding options; and

•        any other adjustments that the compensation committee determines to be equitable, which may include, without limitation:

•        replacement of awards with other awards which the compensation committee determines have comparable value and which are based on stock of a company resulting from the transaction; and

•        cancellation of the award in return for cash payment of the current value of the award, determined as though the award is fully vested at the time of payment, provided that in the case of an option, the amount of such payment will be the excess of value of the shares of Common Stock subject to the option at the time of the transaction over the exercise price.

Except as otherwise provided by the compensation committee, awards under the Stock Plan are not transferable except as designated by the participant by will or by the laws of descent and distribution.

Eligibility.    All employees and directors of, and consultants and other persons providing services to, the Combined Company or any of its subsidiaries (or any parent or other related company, as determined by the compensation committee) are eligible to become participants in the Stock Plan, except that non-employees may not be granted incentive stock options.

Options.    The compensation committee may grant an incentive stock option or non-qualified stock option to purchase shares of Common Stock at an exercise price determined by the compensation committee. Each option shall be designated as an incentive stock option or non-qualified stock option when granted. An incentive stock option is a stock option intended to satisfy additional requirements required by federal tax rules in the United States as specified in the Stock Plan (and any incentive stock option granted that does not satisfy such requirements shall be treated as a non-qualified stock option).

Except as described below, the exercise price for an option shall not be less than the fair market value of a share of common stock at the time the option is granted; provided that the exercise price of an incentive stock option granted to any employee who owns more than 10% of the voting power of all classes of stock in our Combined Company or a subsidiary shall not be less than 110% of the fair market value of a share of common stock at the time of grant. The exercise price of an option may not be decreased after the date of grant nor may an option be surrendered to the Combined Company as consideration for the grant of a replacement option with a lower exercise price, except as approved by our board of directors or as adjusted for corporate transactions described above.

No option shall be surrendered to the Combined Company in consideration for a cash payment or grant of any other award if at the time of such surrender the exercise price of such option is greater than the then-current fair market value of a share of common stock, except as approved by our stockholders. In addition, the compensation committee may grant options with an exercise price less than the fair market value of the shares of Common Stock at the time of grant in replacement for awards under other plans assumed in connection with business combinations if the compensation committee determines that doing so is appropriate to preserve the benefit of the awards being replaced. No dividend equivalents may be granted under the Stock Plan with respect to any option.

The option shall be exercisable in accordance with the terms established by the compensation committee.

The full purchase price of each share of common stock purchased upon the exercise of any option shall be paid at the time of exercise of an option. Except as otherwise determined by the compensation committee, the purchase price of an option shall be payable in cash, by promissory note, or by shares of Common Stock (valued at fair market value as of the day of exercise), including shares of stock otherwise distributable on the exercise of the option, or a combination thereof. If the shares remain publicly traded, the compensation committee may permit a participant to pay the exercise price by irrevocably authorizing a third party to sell shares of Common Stock (or a sufficient portion of the shares of Common Stock) acquired upon exercise of the option and remit to the Combined Company a sufficient portion of the sale proceeds to pay the entire exercise price and any tax withholding resulting from such exercise. The compensation committee, in its discretion, may impose such conditions, restrictions and contingencies on shares of Common Stock acquired pursuant to the exercise of an option as the compensation committee determines to be desirable. In no event will an option expire more than ten years after the grant date; provided that an incentive stock option granted to any employee who owns more than 10% of the voting power of all classes of stock in the Combined Company or a subsidiary shall not be more than five years.

Full Value Awards.    The following types of “full value awards” may be granted, as determined by the compensation committee:

•        the compensation committee may grant awards in return for previously performed services or in return for the participant surrendering other compensation that may be due;

•        the compensation committee may grant awards that are contingent on the achievement of performance or other objectives during a specified period; and

•        the compensation committee may grant awards subject to a risk of forfeiture or other restrictions that lapse upon the achievement of one or more goals relating to completion of service by the participant, achievement of performance or other objectives.

Any such awards shall be subject to such conditions, restrictions and contingencies as the compensation committee determines.

Dividends or dividend equivalents settled in cash or shares of Common Stock may be granted to a participant in relation to a full value award with payments made either currently or credited to an account. No dividend or dividend equivalents granted in relation to a full value award that is subject to vesting shall be settled prior to the date such full value award (or applicable portion thereof) becomes vested and is settled.

Change in Control.    A change in control shall have such effect on an award as is provided in the applicable award agreement, or, to the extent not prohibited by the Stock Plan or the applicable award agreement, as provided by the compensation committee. In the event of a change in control, the compensation committee may cancel any outstanding awards in return for cash payment of the current value of the award, determined with the award fully vested at the time of payment, provided that in the case of an option, the amount of such payment will be the excess of value of the shares of Common Stock subject to the option at the time of the transaction over the exercise price (and the option will be cancelled with no payment if the value of the shares at the time of the transaction are equal to or less than the exercise price). For the purposes of the Stock Plan, a “change in control” is generally deemed to occur when:

•        any person becomes the beneficial owner of 50% or more of the Combined Company’s voting stock;

•        the consummation of a reorganization, merger, consolidation, acquisition, share exchange or other corporate transaction involving our Combined Company where, immediately after the transaction, the Combined Company stockholders immediately prior to the combination hold, directly or indirectly, 50% or less of the voting stock of the Combined Company;

•        the consummation of any plan of liquidation or dissolution providing for the distribution of all or substantially all of the assets of the Combined Company and its subsidiaries or the consummation of a sale of substantially all of the assets of the Combined Company and its subsidiaries; or

•        at any time during any period of two consecutive years, individuals who at the beginning of such period were members of the board of directors, who we refer to as incumbent directors, cease for any reason to constitute at least a majority thereof (unless the election, or the nomination for election by the Combined Company’s stockholders, of each new director was approved by a vote of at least two-thirds of the incumbent directors).

Amendment and Termination.    The board of directors may amend or terminate the Stock Plan at any time, and the board of directors or the compensation committee may amend any award granted under the Stock Plan, but no amendment or termination may adversely affect the rights of any participant without the participant’s written consent. The board of directors may not amend the provision of the Stock Plan related to re-pricing without approval of stockholders or make any material amendments to the Stock Plan without stockholder approval. The Stock Plan will remain in effect as long as any awards under the Stock Plan remain outstanding, but no new awards may be granted after the tenth (10th) anniversary of the date on which the stockholders approve the Stock Plan.

Federal Income Tax Information

The following is a general summary, as of the date of this prospectus/proxy statement, of the federal income tax consequences to participants and the Combined Company of transactions under the Stock Plan. This summary is intended for the information of stockholders considering how to vote at the Meeting and not as tax guidance to participants in the Stock Plan, as the consequences may vary with the types of grants made, the identity of the participant and the method of payment or settlement. The summary does not address the effects of other federal taxes or taxes imposed under state, local or foreign tax laws. Participants are encouraged to seek the advice of a qualified tax advisor regarding the tax consequences of participation in the Stock Plan.

Non-Qualified Options

The grant of a non-qualified option will not result in taxable income to the participant. Except as described below, the participant will realize ordinary income at the time of exercise in an amount equal to the excess of the fair market value of the shares of stock acquired over the exercise price for those shares, and the Combined Company or a subsidiary will be entitled to a corresponding deduction. Gains or losses realized by the participant upon disposition of such shares will be treated as capital gains and losses, with the basis in such shares equal to the fair market value of the shares at the time of exercise.

The exercise of a non-qualified option through the delivery of previously acquired shares will generally be treated as a non-taxable, like-kind exchange as to the number of shares surrendered and the identical number of shares received under the option. That number of shares will take the same basis and, for capital gains purposes, the same holding period as the shares that are given up. The value of the shares received upon such an exchange that are in excess of the number given up will be includible as ordinary income to the participant at the time of the exercise. The excess shares will have a new holding period for capital gain purposes and a basis equal to the value of such shares of Common Stock determined at the time of exercise.

Incentive Stock Options

The grant of an incentive stock option will not result in taxable income to the participant. The exercise of an incentive stock option will not result in taxable income to the participant provided that the participant was, without a break in service, an employee of the Combined Company or a subsidiary during the period beginning on the date of the grant of the option and ending on the date three months prior to the date of exercise or ending one year prior to the date of exercise if the participant is disabled, as that term is defined in the Code.

The excess of the fair market value of the shares of Common Stock at the time of the exercise of an incentive stock option over the exercise price is an adjustment that is included in the calculation of the participant’s alternative minimum taxable income for the tax year in which the incentive stock option is exercised. For purposes of determining the participant’s alternative minimum tax liability for the year of disposition of the shares of Common Stock acquired pursuant to the incentive stock option exercise, the participant will have a basis in those shares equal to the fair market value of the shares at the time of exercise.

If the participant does not sell or otherwise dispose of the Stock within two years from the date of the grant of the incentive stock option or within one year after receiving the transfer of such shares of Common Stock, then, upon disposition of such shares of stock, any amount realized in excess of the exercise price will be taxed to the participant as capital gain, and the Combined Company or a subsidiary will not be entitled to any deduction. A capital loss will be recognized to the extent that the amount realized is less than the exercise price.

If the foregoing holding period requirements are not met, the participant will generally realize ordinary income, and a corresponding deduction will be allowed to the Combined Company or a subsidiary, at the time of the disposition of the shares, in an amount equal to the lesser of (i) the excess of the fair market value of the shares of Common Stock on the date of exercise over the exercise price, or (ii) the excess, if any, of the amount realized upon disposition of the shares over the exercise price. If the amount realized exceeds the value of the shares on the date of exercise, any additional amount will be capital gain. If the amount realized is less than the exercise price, the participant will recognize no income, and a capital loss will be recognized equal to the excess of the exercise price over the amount realized upon the disposition of the shares.

The exercise of an incentive stock option through the exchange of previously acquired shares of Common Stock will generally be treated in the same manner as such an exchange would be treated in connection with the exercise of a non-qualified option; that is, as a non-taxable, like-kind exchange as to the number of shares given up and the identical number of shares received under the option. That number of shares will take the same basis and, for capital gain purposes, the same holding period as the shares that are given up. However, such holding period will not be credited for purposes of the one-year holding period required for the new shares to receive incentive stock option treatment. Shares received in excess of the number of shares given up will have a new holding period and will have a basis of zero or, if any cash was paid as part of the exercise price, the excess shares received will have a basis equal to the amount of the cash. If a disqualifying disposition, which is a disposition before the end of the applicable holding period, occurs with respect to any of the shares received from the exchange, it will be treated as a disqualifying disposition of the shares with the lowest basis.

If the exercise price of an incentive stock option is paid with shares of Common Stock acquired through a prior exercise of an incentive stock option, gain will be realized on the shares given up and will be taxed as ordinary income if those shares have not been held for the minimum incentive stock option holding period, which holding period is two years from the date of grant and one year from the date of transfer, but the exchange will not affect the tax treatment, as described in the immediately preceding paragraph, of the shares received.

Full Value Awards

A participant who has been granted a full value award will not realize taxable income at the time of grant, and the Combined Company or a subsidiary will not be entitled to a deduction at that time, if the grant is subject to a risk of forfeiture or other restrictions that will lapse upon the achievement of other objectives, assuming that the restrictions constitute a “substantial risk of forfeiture” for U.S. income tax purposes. Upon the later of the delivery of or vesting of shares subject to an award, the holder will realize ordinary income in an amount equal to the then fair market value of those shares, and the Combined Company or a subsidiary will be entitled to a corresponding deduction. Gains or losses realized by the participant upon disposition of such shares will be treated as capital gains and losses, with the basis in such shares equal to the fair market value of the shares at the time of vesting. Dividends paid to the holder during the restriction period will also be compensation income to the participant and deductible as such by the Combined Company or a subsidiary.

Withholding of Taxes

Pursuant to the Plan, the Combined Company or a subsidiary may deduct, from any payment or distribution of shares under the Plan, the amount of any tax required by law to be withheld with respect to such payment, or may require the participant to pay such amount to the Combined Company or a subsidiary prior to, and as a condition of, making such payment or distribution. Except as otherwise provided by the compensation committee and subject to applicable law, such withholding obligations may be satisfied (i) through cash payment by the participant; (ii) through the surrender of shares of Common Stock which the participant already owns; or (iii) through the surrender of shares of Common Stock to which the participant is otherwise entitled under the Stock Plan (including shares otherwise distributable pursuant to the award); provided, however, that such shares of Common Stock under this clause (iii) may be used to satisfy not more than the maximum individual tax rate for the participant in applicable jurisdiction for such participant (based on the applicable rates of the relevant tax authorities (for example, federal, state, and local), including the participant’s share of payroll or similar taxes, as provided in tax law, regulations, or the authority’s administrative practices, not to exceed the highest statutory rate in that jurisdiction, even if that rate exceeds the highest rate that may be applicable to the specific participant).

The use of shares of Common Stock to satisfy any withholding requirement will be treated, for U.S. income tax purposes, as a sale of such shares for an amount equal to the fair market value of the shares on the date when the amount of taxes to be withheld is determined. If previously-owned shares of Common Stock of the Combined Company are delivered by a participant to satisfy a withholding requirement, the disposition of such shares would result in the recognition of gain or loss by the participant for tax purposes, depending on whether the basis in the delivered shares is less than or greater than the fair market value of the shares at the time of disposition.

Change In Control

Any acceleration of the vesting or payment of awards under the Plan in the event of a change in control in the Combined Company may cause part or all of the consideration involved to be treated as an “excess parachute payment” under the Code, which may subject the participant to a 20% excise tax and preclude deduction by a subsidiary.

Deferred Compensation

Awards granted pursuant to the Plan are generally not intended to constitute “deferred compensation” subject to Section 409A of the Code. If an award does constitute “deferred compensation,” it is intended to comply with Section 409A of the Code. A violation of Section 409A of the Code may subject a participant to immediate taxation of an award plus a 20 percent excise tax and interest.

Tax Advice

The preceding discussion is based on U.S. tax laws and regulations presently in effect, which are subject to change, and the discussion does not purport to be a complete description of the federal income tax aspects of the Plan. A participant may also be subject to state and local taxes, or taxes in other jurisdictions, in connection with the grant of awards under the Plan. The Combined Company suggests that participants consult with their individual tax advisors to determine the applicability of the tax rules to the awards granted to them in their personal circumstances.

New Plan Benefits

The grant of awards, if any, that an individual may receive under the Plan is in the discretion of the compensation committee or the board of directors, as applicable, and therefore cannot be determined in advance.

Vote Required for Approval

This Stock Plan Proposal will be approved and adopted only if holders of at least a majority of the issued and outstanding shares of Common Stock present in person by virtual attendance or represented by proxy and entitled to vote at the Meeting vote “FOR” the Stock Plan Proposal. This Stock Plan Proposal is conditioned upon the approval and completion of the Business Combination Proposal, the Charter Amendment Proposal, the Bylaws Amendment Proposal, the Director Election Proposal and the Nasdaq Proposal. If any of the Business Combination Proposal, the Charter Amendment Proposal, the Bylaws Amendment Proposal, the Director Election Proposal or the Nasdaq Proposal are not approved, unless the condition is waived, this Proposal will have no effect even if approved by our stockholders.

Board Recommendation

OUR BOARD RECOMMENDS THAT OUR STOCKHOLDERS VOTE “FOR” THE STOCK PLAN UNDER PROPOSAL  NO. 6.

PROPOSAL NO. 7 — THE NASDAQ PROPOSAL

Overview

We are proposing the Nasdaq Proposal in order to comply with Nasdaq Listing Rules 5635(a), (b), and (d). Under Nasdaq Listing Rule 5635(a), stockholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of Common Stock (or securities convertible into or exercisable for Common Stock); or (B) the number of shares of Common Stock to be issued is or will be equal to or in excess of 20% of the number of shares of Common Stock outstanding before the issuance of the stock or securities. Under Nasdaq Listing Rule 5635(b), stockholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control. Under Nasdaq Listing Rule 5635(d), stockholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of Common Stock (or securities convertible into or exercisable for Common Stock) at a price that is less than the lower of (i) the closing price immediately preceding the signing of the binding agreement or (ii) the average closing price of the Common Stock for the five trading days immediately preceding the signing of the binding agreement, if the number of shares of Common Stock (or securities convertible into or exercisable for Common Stock) to be issued equals to 20% or more of the Common Stock, or 20% or more of the voting power, outstanding before the issuance.

Pursuant to the Merger Agreement, based on Apifiny’s current capitalization, we anticipate that we will issue to the Apifiny stockholders as consideration in the Business Combination, [•] shares of Common Stock, without giving effect to the potential earn-out shares. See the section entitled “Proposal No. 1: The Business Combination Proposal — The Merger Agreement — Merger Consideration.” Because the number of shares of Common Stock we anticipate issuing as consideration in the Business Combination (1) will constitute more than 20% of our outstanding Common Stock and more than 20% of outstanding voting power prior to such issuance and (2) will result in a change of control of Abri, we are required to obtain stockholder approval of such issuance pursuant to Nasdaq Listing Rules 5635(a) and (b).

Effect of Proposal on Current Stockholders

If the Nasdaq Proposal is adopted, Abri would issue shares representing more than 20% of the outstanding shares of our Common Stock in connection with the Business Combination. The issuance of such shares would result in significant dilution to the Abri stockholders and would afford such stockholders a smaller percentage interest in the voting power, liquidation value and aggregate book value of Abri. If the Nasdaq Proposal is adopted, assuming that [•] shares of Common Stock are issued to the Apifiny stockholders as consideration in the Business Combination, we anticipate that the Apifiny stockholders will hold [•]% of our outstanding shares of Common Stock, the current public stockholders will hold [•]% of our outstanding Common Stock and the Sponsor will hold [•]% of our outstanding Common Stock immediately following completion of the Business Combination. This percentage assumes that no shares of our Common Stock are redeemed in connection with the Business Combination, does not take into account any warrants or options to purchase our Common Stock that will be outstanding following the Business Combination or any equity awards that may be issued under our proposed Stock Plan following the Business Combination.

If the Nasdaq Proposal is not approved and we consummate the Business Combination on its current terms, Abri would be in violation of Nasdaq Listing Rule 5635(a) and (b) and potentially Nasdaq Listing Rule 5635(d), which could result in the delisting of our securities from the Nasdaq Capital Market. If Nasdaq delists our securities from trading on its exchange, we could face significant material adverse consequences, including:

•        a limited availability of market quotations for our securities;

•        reduced liquidity with respect to our securities;

•        determination that our shares are a “penny stock,” which will require brokers trading in our securities to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for our securities;

•        a limited amount of news and analyst coverage for the post-transaction company; and

•        a decreased ability to issue additional securities or obtain additional financing in the future.

It is a condition to the obligations of Abri and Apifiny to close the Business Combination that our Common Stock remain listed on the Nasdaq Capital Market. As a result, if the Nasdaq Proposal is not adopted, the Business Combination may not be completed unless this condition is waived.

Vote Required for Approval

Assuming that a quorum is present at the Meeting, the affirmative vote of holders of at least a majority of the issued and outstanding shares of Common Stock present in person by virtual attendance or represented by proxy and entitled to vote at the Meeting vote “FOR” the Nasdaq Proposal.

This Proposal is conditioned on the approval of the Business Combination Proposal, the Charter Amendment Proposal, the Bylaws Amendment Proposal, the Director Election Proposal and the Stock Plan Proposal. If either of the Business Combination Proposal, the Charter Amendment Proposal, the Bylaws Amendment Proposal, the Director Election Proposal or the Stock Plan Proposal is not approved, unless the condition is waived, Proposal No. 7 will have no effect even if approved by our stockholders. Because stockholder approval of this Proposal No. 7 is a condition to completion of the Business Combination under the Merger Agreement, if this Proposal No. 7 is not approved by our stockholders, the Business Combination will not occur unless we and Apifiny waive the applicable closing condition.

Board Recommendation

OUR BOARD RECOMMENDS THAT OUR STOCKHOLDERS VOTE “FOR” THE NASDAQ PROPOSAL UNDER PROPOSAL NO. 7.

PROPOSAL NO. 8 — THE ADJOURNMENT PROPOSAL

The Adjournment Proposal, if adopted, will approve the chairman’s adjournment of the Meeting to a later date to permit further solicitation of proxies. The Adjournment Proposal will only be presented to our stockholders in the event, based on the tabulated votes, there are not sufficient votes received at the time of the Meeting to approve the other Proposals.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by our stockholders, the chairman will not adjourn the Meeting to a later date in the event, based on the tabulated votes, there are not sufficient votes received at the time of the Meeting to approve the Business Combination Proposal, the Charter Amendment Proposal, the Designation of Series A Preferred Stock Proposal, the Bylaws Amendment Proposal, the Director Election Proposal, the Stock Plan Proposal or the Nasdaq Proposal.

Vote Required for Approval

This Adjournment Proposal will be approved and adopted only if holders of at least a majority of the issued and outstanding shares of Common Stock present in person by virtual attendance or represented by proxy and entitled to vote at the Meeting vote “FOR” the Adjournment Proposal. The Adjournment Proposal is not conditioned on the approval of any other Proposal set forth in this proxy statement/prospectus.

Board Recommendation

THE BOARD RECOMMENDS A VOTE “FOR” ADOPTION OF THE ADJOURNMENT PROPOSAL UNDER PROPOSAL NO. 8.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the material U.S. federal income tax consequences (i) of the exercise of redemption rights by U.S. Holders and Non-U.S. Holders (defined below) of Common Stock, and (ii) of the Business Combination to U.S. Holders of Apifiny Common Stock.

This discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Regulations promulgated thereunder (whether final, temporary, or proposed), administrative rulings of the IRS, and judicial decisions, all as in effect on the date hereof, and all of which are subject to differing interpretations or change, possibly with retroactive effect. This discussion does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a holder as a result of the Business Combination. In addition, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular holders nor does it take into account the individual facts and circumstances of any particular holder that may affect the U.S. federal income tax consequences to such holder, and accordingly, is not intended to be, and should not be construed as, tax advice. This discussion does not address the U.S. federal 3.8% Medicare tax imposed on certain net investment income or any aspects of U.S. federal taxation other than those pertaining to the income tax, nor does it address any tax consequences arising under any U.S. state and local, or non-U.S. tax laws. Holders should consult their own tax advisors regarding such tax consequences in light of their particular circumstances.

No ruling has been requested or will be obtained from the IRS regarding the U.S. federal income tax consequences of the Business Combination or any other related matter; thus, there can be no assurance that the IRS will not challenge the U.S. federal income tax treatment described below or that, if challenged, such treatment will be sustained by a court.

This summary is limited to considerations relevant to holders that hold Common Stock or Apifiny Common Stock as “capital assets” within the meaning of section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be important to holders in light of their individual circumstances, including holders subject to special treatment under the U.S. tax laws, such as, for example:

•        banks or other financial institutions, underwriters, or insurance companies;

•        traders in securities who elect to apply a mark-to-market method of accounting;

•        real estate investment trusts and regulated investment companies;

•        tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts;

•        expatriates or former long-term residents of the United States;

•        subchapter S corporations, partnerships or other pass-through entities or investors in such entities;

•        dealers or traders in securities, commodities or currencies;

•        grantor trusts;

•        persons subject to the alternative minimum tax;

•        U.S. persons whose “functional currency” is not the U.S. dollar;

•        persons who received shares of Common Stock or Apifiny Common Stock through the issuance of restricted stock under an equity incentive plan or through a tax-qualified retirement plan or otherwise as compensation;

•        persons who own (directly or through attribution) 5% or more (by vote or value) of the outstanding shares of Common Stock or Apifiny Common Stock (excluding treasury shares);

•        holders holding Common Stock or Apifiny Common Stock as a position in a “straddle,” as part of a “synthetic security” or “hedge,” as part of a “conversion transaction,” or other integrated investment or risk reduction transaction;

•        controlled foreign corporations, passive foreign investment companies, or foreign corporations with respect to which there are one or more United States stockholders within the meaning of Treasury Regulation Section 1.367(b)-3(b)(1)(ii);

•        current of former employees of Apifiny; or

•        recipients of the Earn-Out Consideration, including the Sponsor or its affiliates.

As used in this proxy statement/prospectus, the term “U.S. Holder” means a beneficial owner of Common Stock or Apifiny Common Stock that is, for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States or any State thereof or the District of Columbia;

•        an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•        a trust (i) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes.

A “Non-U.S. Holder” means a beneficial owner of Common Stock or Apifiny Common Stock that is neither a U.S. Holder nor a partnership (or an entity or arrangement treated as a partnership) for U.S. federal income tax purposes.

If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds Common Stock or Apifiny Common Stock, the U.S. federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. A holder that is a partnership and the partners in such partnership should consult their own tax advisors with regard to the U.S. federal income tax consequences of the Business Combination.

THIS SUMMARY DOES NOT PURPORT TO BE A COMPREHENSIVE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE BUSINESS COMBINATION. IN ADDITION, THE U.S. FEDERAL INCOME TAX TREATMENT OF THE BENEFICIAL OWNERS OF COMMON STOCK OR APIFINY COMMON STOCK MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN AND DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. HOLDERS OF APIFINY COMMON STOCK SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE BUSINESS COMBINATION, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX LAWS.

Material U.S. Federal Income Tax Consequences of Exercising Redemption Rights

U.S. Federal Income Tax Consequences to U.S. Holders

In the event that a U.S. Holder elects to redeem its Common Stock for cash, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale or exchange of the Common Stock under Section 302 of the Code or is treated as a corporate distribution under Section 301 of the Code with respect to the U.S. Holder. If the redemption qualifies as a sale or exchange of the Common Stock, the U.S. Holder will be treated as recognizing capital gain or loss equal to the difference between the amount realized on the redemption and such U.S. Holder’s adjusted tax basis in the Common Stock surrendered in such redemption transaction. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the Common Stock redeemed exceeds one year. It is unclear, however, whether the redemption rights with respect to the Common Stock may suspend the running of the applicable holding period for this purpose. Long term capital gain realized by a non-corporate U.S. Holder is currently taxed at a reduced rate. The deductibility of capital losses is subject to limitations.

If the redemption does not qualify as a sale or exchange of Common Stock, the U.S. Holder will be treated as receiving a corporate distribution. Such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from Abri’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in the Common Stock. Any remaining excess will be treated as gain realized on the sale or other disposition of the Common Stock. Dividends paid to a U.S. Holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations) and provided certain holding period requirements are met, dividends paid to a non-corporate U.S. Holder generally will constitute “qualified dividends” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. However, it is unclear whether the redemption rights with respect to the Common Stock may prevent a U.S. Holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.

Whether a redemption qualifies for sale or exchange treatment will depend largely on the total number of shares of Common Stock treated as held by the U.S. Holder (including any Common Stock constructively owned by the U.S. Holder, as discussed below) relative to all of the shares of Common Stock outstanding both before and after the redemption. The redemption of Common Stock generally will be treated as a sale or exchange of the Common Stock (rather than as a corporate distribution) if the redemption (i) is “substantially disproportionate” with respect to the U.S. Holder, (ii) results in a “complete termination” of the U.S. Holder’s interest in Abri or (iii) is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. Holder takes into account not only Common Stock actually owned by the U.S. Holder, but also shares of Common Stock that are constructively owned by it. A U.S. Holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any stock the U.S. Holder has a right to acquire by exercise of an option, which would generally include Common Stock which could be acquired pursuant to the exercise of Abri Warrants. In order to meet the substantially disproportionate test, (i) the percentage of our outstanding voting stock actually and constructively owned by the U.S. Holder immediately following the redemption of Common Stock must be less than 80% of the percentage of our outstanding voting stock actually and constructively owned by the U.S. Holder immediately before the redemption, (ii) the U.S. Holder’s percentage ownership (including constructive ownership) of our outstanding stock (both voting and nonvoting) immediately after the redemption must be less than 80% of such percentage ownership (including constructive ownership) immediately before the redemption; and (iii) the U.S. Holder must own (including constructive ownership), immediately after the redemption, less than 50% of the total combined voting power of all classes of our stock entitled to vote. There will be a complete termination of a U.S. Holder’s interest if either (i) all of the shares of the Common Stock actually and constructively owned by the U.S. Holder are redeemed or (ii) all of the shares of the Common Stock actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. Holder does not constructively own any other Common Stock. The redemption of the Common Stock will not be essentially equivalent to a dividend if a U.S. Holder’s redemption results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in Abri. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in Abri will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult with its own tax advisors as to the tax consequences of a redemption.

If none of the foregoing tests is satisfied, then the redemption will be treated as a corporate distribution. After the application of those rules regarding corporate distributions, any remaining tax basis of the U.S. Holder in the redeemed Common Stock will be added to the U.S. Holder’s adjusted tax basis in its remaining Common Stock, or, if it has none, to the U.S. Holder’s adjusted tax basis in its Abri Warrants or possibly in other Common Stock constructively owned by it.

U.S. Federal Income Tax Consequences to Non-U.S. Holders

The characterization for U.S. federal income tax purposes of the redemption of a Non-U.S. Holder’s Common Stock as a sale or exchange under Section 302 of the Code or as a corporate distribution under Section 301 of the Code generally will correspond to the U.S. federal income tax characterization of such a redemption of a U.S. Holder’s Common Stock, as described above, and the corresponding consequences will be as described below.

Redemption Treated as Sale or Exchange

Any gain realized by a Non-U.S. Holder on the redemption of Common Stock that is treated as a sale or exchange under Section 302 of the Code generally will not be subject to U.S. federal income tax unless:

•        the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment or fixed base of the Non-U.S. Holder);

•        the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more in the taxable year of the disposition, and certain other conditions are met; or

•        we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the Non-U.S. Holder’s holding period for such Common Stock redeemed, and either (A) shares of Common Stock are not considered to be regularly traded on an established securities market or (B) such Non-U.S. Holder has owned or is deemed to have owned, at any time during the shorter of the five-year period preceding such disposition and such Non-U.S. Holder’s holding period more than 5% of the outstanding shares of Common Stock. There can be no assurance that shares of Common Stock will be treated as regularly traded on an established securities market for this purpose.

A non-corporate Non-U.S. Holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual Non-U.S. Holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by certain United States source capital losses, even though the individual is not considered a resident of the United States, provided that the individual has timely filed U.S. federal income tax returns with respect to such losses. If a Non-U.S. Holder that is a corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% (or such lower rate as may be specified by an applicable income tax treaty) of its effectively connected earnings and profits, subject to adjustments.

If the last bullet point immediately above applies to a Non-U.S. Holder, gain recognized by such Non-U.S. Holder on the redemption of Common Stock generally will be subject to tax at generally applicable U.S. federal income tax rates. In addition, we may be required to withhold U.S. income tax at a rate of 15% of the amount realized upon such redemption. We would generally be classified as a “U.S. real property holding corporation” if the fair market value of our “United States real property interests” equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests and our other assets used or held for use in a trade or business, as determined for U.S. federal income tax purposes. However, we believe that we are not and have not been at any time since our formation a U.S. real property holding corporation and we do not expect to be a U.S. real property holding corporation immediately after the Business Combination is completed.

Redemption Treated as Corporate Distribution

With respect to any redemption treated as a corporate distribution under Section 301 of the Code, provided such dividends are not effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States, Abri will be required to withhold U.S. tax from the gross amount of the dividend at a rate of 30%, unless such Non-U.S. Holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. Holder’s adjusted tax basis in its shares of the Common Stock and, to the extent such distribution exceeds the Non-U.S. Holder’s adjusted tax basis, as gain realized from the sale or other disposition of the Common Stock, which will be treated as described above.

This withholding tax does not apply to dividends paid to a Non-U.S. Holder who provides a Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax as if the Non-U.S. Holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A Non-U.S. corporation receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of 30% (or a lower treaty rate).

Material U.S. Federal Income Tax Consequences of the Merger to U.S. Holders of Apifiny Common Stock

It is the opinion of Mayer Brown LLP that the Business Combination more likely than not qualifies as a “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code. This opinion is based on facts and representations contained in representation letters provided by Abri and Apifiny and on customary factual assumptions, and further assumes that the Business Combination is completed in the manner set forth in the Merger Agreement and the Registration Statement on Form S-4 of which this proxy statement/prospectus forms a part. If any assumption or representation is or becomes inaccurate, the U.S. federal income tax consequences of the Business Combination could be adversely affected.

Abri and Apifiny intend that, for U.S. federal income tax purposes, the Business Combination will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In the Merger Agreement, of Abri, Apifiny and Merger Sub agree to report the Business Combination as a reorganization unless otherwise required by applicable law. Neither Apifiny nor Abri has requested, and neither intends to request, a ruling from the IRS as to the U.S. federal income tax consequences of the Merger. A tax opinion represents the legal judgment of counsel rendering the opinion and is not binding on the IRS. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position that the Business Combination does not constitute a “reorganization.” Accordingly, each U.S. Holder is urged to consult its tax advisor with respect to the particular tax consequences of the Business Combination to such holder.

If the Business Combination qualifies as a reorganization, U.S. Holders of Apifiny Common Stock will generally not recognize any gain or loss as a result of the Business Combination. Pursuant to the Business Combination, U.S. Holders of Apifiny Common Stock will receive shares of Common Stock in exchange for their shares of Apifiny Common Stock. Each U.S. Holder’s tax basis in the shares of Common Stock received in the Business Combination will be the same as his, her or its tax basis in the shares of Apifiny Common Stock surrendered in the Business Combination in exchange therefor. The holding period of the shares of Common Stock received in the Business Combination by the U.S. Holder will include the holding period of the shares of Apifiny Common Stock surrendered in the Business Combination in exchange therefor.

In addition, pursuant to the Merger Agreement, U.S. Holders of Apifiny Common Stock may receive contingent consideration under certain circumstances. Any contingent shares of Common Stock received by U.S. Holders pursuant to the Merger Agreement are expected to be viewed as contingent consideration in the Business Combination and should generally be received on a tax-free basis in the manner described above. However, the treatment of contingent consideration received in a “reorganization” within the meaning of Section 368(a) of the Code, including a U.S. Holder’s tax basis in any shares of Common Stock received as contingent consideration, is unclear under current law, and there can be no assurance that the IRS will not take a contrary position to that described herein or that a court will not agree with a contrary position of the IRS in the event of litigation. Additionally, under Code Section 483, a portion of the value of any shares of Common Stock received by a U.S. Holder as contingent consideration will be treated as interest for U.S. federal income tax purposes that must be accounted for in accordance with the holder’s regular method of accounting. The amount of imputed interest is equal to the excess of (1) the fair market value of the shares of Common Stock, if any, received as contingent consideration over (2) the present value of such amount as of the effective time, discounted at the applicable federal rate in effect at the effective time. A U.S. Holder’s tax basis in any shares of Common Stock received as contingent consideration will be increased by the amount treated as imputed interest. Further, to the extent a U.S. Holder receives consideration other than Common Stock as contingent consideration, the U.S. Holder may recognize capital gain or loss to the extent of such consideration.

If the Business Combination fails to qualify as a reorganization within the meaning of Section 368(a) of the Code, then a U.S. Holder would recognize gain or loss upon the exchange of the holder’s shares of Apifiny Common Stock for shares of Common Stock equal to the difference between the fair market value, at the time of the exchange, of the Common Stock received in the Business Combination (including any cash received in lieu of a fractional share of Common Stock) and such U.S. holder’s tax basis in the shares of Apifiny Common Stock surrendered in the Business Combination. Such gain or loss would be long-term capital gain or loss if the Apifiny Common Stock was held for more than one year at the time of the Business Combination. In addition, Holder’s aggregate tax basis in the shares of Common Stock received in the Business Combination would equal their fair market value at the time of Closing, and the U.S. Holder’s holding period of such shares of Common Stock would commence the day after Closing.

The above discussion does not apply to U.S. holders of dissenting stockholders of Apifiny. A U.S. Holder that is a dissenting stockholder generally will recognize capital gain or loss equal to the difference between the amount of cash paid in exchange for such stock and such U.S. Holder’s tax basis in such stock.

All U.S. Holders are urged to consult their tax advisors as to the tax consequences to them of the Business Combination, including the potential receipt of contingent consideration, under such holder’s particular circumstances.

Information Reporting and Backup Withholding

We generally must report annually to the IRS and to each holder the amount of cash dividends and certain other distributions we pay to such holder on such holder’s Common Stock and the amount of tax, if any, withheld with respect to those distributions. In the case of a Non-U.S. Holder, copies of the information returns reporting those distributions and withholding also may be made available to the tax authorities in the country in which the Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or agreement. Information reporting is also generally required with respect to proceeds from the sales and other dispositions of Common Stock or Abri Warrants to or through the U.S. office (and in certain cases, the foreign office) of a broker. In addition, certain information concerning a U.S. Holder’s adjusted tax basis in its Common Stock and Abri Warrants and adjustments to that tax basis and whether any gain or loss with respect to such securities is long-term or short-term also may be required to be reported to the IRS.

Moreover, backup withholding of U.S. federal income tax at a rate of 24% generally will apply to cash distributions made on Common Stock and Abri Warrants to, and the proceeds from sales and other dispositions of such securities by, a U.S. Holder (other than an exempt recipient) who:

•        fails to provide an accurate taxpayer identification number;

•        is notified by the IRS that backup withholding is required; or

•        in certain circumstances, fails to comply with applicable certification requirements.

A Non-U.S. Holder generally may eliminate the requirement for information reporting (other than with respect to distributions, as described above) and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.

Backup withholding is not an additional tax. Rather, the amount of any backup withholding will be allowed as a credit against a U.S. Holder’s or a Non-U.S. Holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedures for obtaining an exemption from backup withholding in their particular circumstances.

Foreign Account Tax Compliance Act

Under sections 1471 to 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred to as the “Foreign Account Tax Compliance Act” or “FATCA”) a 30% withholding tax generally applies with respect to certain dividends in respect of and, subject to the proposed Treasury Regulations described below, gross proceeds from a sale or disposition of, securities (including Common Stock and Abri Warrants, hereinafter collectively “Abri securities”) which are held by or through certain foreign financial institution (including investment funds), unless any such institution (a) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (b) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and the applicable foreign country may modify these requirements. Accordingly, the entity through which Abri securities are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, Abri securities held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which will in turn be provided to the U.S. Department of Treasury.

Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends in respect of Common Stock. While withholding under FATCA generally would also apply to payments of gross proceeds from the sale or other disposition of securities (including Abri securities), proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. All holders should consult their tax advisors regarding the possible implications of FATCA on their investment in Abri securities.

ABRI’S BUSINESS

Overview

Abri was incorporated in Delaware on March 18, 2021 and was formed for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar Business Combination with one or more businesses or entities. Abri has until August 12, 2022 to consummate a Business Combination (or February 12, 2023 in the event Abri elects to extend the time to consummate a business combination). If Abri is unable to complete its initial business combination within such 12-month period (or 18-month period in the event Abri extends the time to complete a business combination), it will (i) cease all operations except for the purpose of winding up and (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem 100% of the outstanding shares of Common Stock, at a per-shares of Common Stock price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including any interest not previously released to Abri (net of taxes payable), divided by the number of then outstanding shares of Common Stock, which redemption will completely extinguish public stockholders’ rights as holders of shares of Common Stock (including the right to receive further liquidation distributions, if any), subject to applicable law. Public stockholders will also forfeit the one-quarter of one Warrant included in the shares of Common Stock being redeemed. As promptly as reasonably possible following such redemption, subject to the approval of the remaining stockholders and the Board, Abri will dissolve and liquidate, subject to its obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law.

Trust Account

Following the closing of the IPO on August 12, 2021 and the underwriters’ partial exercise of over-allotment option on August 23, 2021, $57,339,200 from the net proceeds of the sale of the Public Units in the IPO and the sale of the Private Units was placed in the Trust Account maintained by Continental, acting as trustee. The funds held in the Trust Account is and will be invested only in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations, so that Abri is not deemed to be an investment company under the Investment Company Act. except with respect to interest earned on the funds held in the Trust Account that may be released to Abri to pay its income or other tax obligations, the proceeds will not be released from the Trust Account until the earlier of the completion of a Business Combination or the redemption of 100% of the outstanding shares of Common Stock if Abri has not completed a Business Combination in the required time period. The proceeds held in the Trust Account may be used as consideration to pay the sellers of a target business with which Abri completes a Business Combination. Any amounts not paid as consideration to the sellers of the target business may be used to finance operations of the target business.

Business Combination Activities

On January 27, 2022, we entered into the Merger Agreement. As a result of the transaction, Apifiny will become our wholly owned subsidiary, and we will change our name to “Apifiny Group Inc.” In the event that the Business Combination is not consummated by August 12, 2022 (or February 12, 2023 in the event that Abri extends the time to consummate a business combination), our corporate existence will cease and we will distribute the proceeds held in the Trust Account to our public stockholders.

Redemption Rights

Our stockholders (except the Initial Stockholders and the Representative) will be entitled to redeem their shares of Common Stock for a pro rata share of the Trust Account (currently anticipated to be no less than approximately $[10.00] per share of Common Stock for stockholders) net of taxes payable. The Initial Stockholders and the Representative do not have redemption rights with respect to any shares of Common Stock owned by them, directly or indirectly.

Automatic Dissolution and Subsequent Liquidation of Trust Account if No Business Combination

If Abri does not complete a business combination within 12 months from the consummation of the IPO (unless such time period has been extended as described herein), it will trigger the automatic winding up, dissolution and liquidation pursuant to the terms of our Certificate of Incorporation. As a result, this has the same effect as if Abri had formally gone through a voluntary liquidation procedure under Delaware law. Accordingly, no vote would be required from Abri’s stockholders to commence such a voluntary winding up, dissolution and liquidation. If Abri is unable to consummate its initial business combination within such time period, it will, as promptly as possible but not more than ten business days thereafter, redeem 100% of Abri’s outstanding shares of Common Stock for a pro rata portion of the funds held in the Trust Account, including a pro rata portion of any interest earned on the funds held in the Trust Account and not necessary to pay its taxes, and then seek to liquidate and dissolve. Public stockholders will also forfeit the one-quarter of one Warrant included in the shares of Common Stock being redeemed.

The proceeds deposited in the Trust Account could, however, become subject to claims of our creditors that are in preference to the claims of our public stockholders. Although Abri will seek to have all vendors, service providers (excluding our independent registered public accounting firm), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our public stockholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, Abri will perform an analysis of the alternatives available to it and will only enter into an agreement with a third-party that has not executed a waiver if management believes that such third-party’s engagement would be significantly more beneficial to us than any alternative. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver.

Chardan Capital Markets has not executed agreements with us waiving such claims to the monies held in the Trust Account. In addition, there is no guarantee that entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. The Sponsor has agreed that it will be liable to ensure that the proceeds in the Trust Account are not reduced below $10.00 per Public shares of Common Stock by the claims of target businesses or claims of vendors or other entities that are owed money by Abri for services rendered or contracted for or products sold to Abri, but Abri cannot assure that it will be able to satisfy its indemnification obligations if it is required to do so. Abri has not asked the Sponsor to reserve for such indemnification obligations, nor has Abri independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believes that the Sponsor’s only assets are securities of Abri. Therefore, Abri believes it is unlikely that the Sponsor will be able to satisfy its indemnification obligations if it is required to do so.

In the event that the proceeds in the Trust Account are reduced below $10.00 per share of Common Stock less taxes payable, and our Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our Sponsor to enforce its indemnification obligations. While Abri currently expects that its independent directors would take legal action on its behalf against Sponsor to enforce its indemnification obligations to Abri, it is possible that Abri’s independent directors in exercising their business judgment may choose not to do so in any particular instance. Accordingly, Abri cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $10.00 per Unit.

If Abri files a bankruptcy petition or an involuntary bankruptcy petition is filed against it that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in its bankruptcy estate and subject to the claims of third parties with priority over the claims of the public stockholders. To the extent any bankruptcy claims deplete the Trust Account, Abri cannot assure you it will be able to return $10.00 per share of Common Stock to public stockholders. Additionally, if Abri files a bankruptcy petition or an involuntary bankruptcy petition is filed against Abri that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by our public stockholders. Furthermore, our Board may be viewed as having breached its fiduciary duty to our creditors and/or may have acted in bad faith, and thereby exposing itself and Abri to claims of punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors. Abri cannot assure you that claims will not be brought against Abri for these reasons.

Each of the Sponsor and the Representative has agreed to waive its rights to participate in any liquidation of the Trust Account or other assets with respect to the Private Units they hold.

Facilities

We maintain our principal executive offices at 9663 Santa Monica Blvd., No. 1091Beverly Hills, CA 90210. An affiliate of our Chief Executive Officer is providing this space for a fee of $10,000 per month. We consider our current office space adequate for our current operations.

Employees

Abri has three executive officers. These individuals are not obligated to devote any specific number of hours to its matters and intend to devote only as much time as they deem necessary to its affairs. Abri presently expects its executive officers to devote such amount of time as they reasonably believe is necessary to our business (which could range from only a few hours a week while Abri is trying to locate a potential target business to significantly more time as it moves into serious negotiations with a target business for a business combination). Abri does not intend to have any full-time employees prior to the consummation of a business combination.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF ABRI

The following discussion and analysis of Abri’s financial condition and results of operations should be read in conjunction with our audited financial statements and the notes related thereto which are included elsewhere in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under “Cautionary Note Regarding Forward-Looking Statements.”

References in this report (the “Quarterly Report”) to “we,” “us,” “our” or the “Company” refer to Abri SPAC I, Inc. and references to our “management” or our “management team” refer to our officers and directors. The following discussion and analysis of the Company’s financial condition and results of operations should be read in conjunction with the unaudited condensed financial statements and the notes thereto contained elsewhere in this Quarterly Report. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties.

Overview

We are a blank check company incorporated as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. We intend to effectuate our initial business combination using cash from the proceeds of the Initial Public Offering, our capital stock, debt or a combination of cash, stock and debt.

As of December 31, 2021 and the date of this filing, the Company had not commenced core operations. All activity for the period from March 18, 2021 (inception) through December 31, 2021 relates to the Company’s formation and raising funds through its Initial Public Offering. The Company will not generate any operating revenues until after the completion of an initial business combination, at the earliest. We will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.

The stock exchange listing rules provide that the initial business combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the value of the assets held in the Trust Account (as defined in these financial statements hereto) (excluding the deferred underwriting commissions and taxes payable) at the time of the Company signing a definitive agreement in connection with the initial business combination. The Company will only complete an initial business combination if the post-initial business combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act, as amended. There is no assurance that the Company will be able to successfully effect an initial business combination.

To the extent we are unable to consummate an initial business combination, we will pay the costs of liquidation from our remaining assets outside of the Trust Account. If such funds are insufficient, our insiders have agreed to pay the funds necessary to complete such liquidation (currently anticipated to be no more than $15,000) and have agreed not to seek repayment of such expenses.

Results of Operations

Our only activities from March 18, 2021 (inception) through December 31, 2021 were organizational activities, those necessary to consummate the IPO, described below, and identifying a target company for a Business Combination. We do not expect to generate any operating revenues until after the completion of our Business Combination. We generate non-operating income in the form of interest income on marketable securities held in the Trust Account. We are incurring expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.

For the period from March 18, 2021 (inception) through December 31, 2021, we had net loss of $1,127,612, which consisted of operating costs of $1,134,803, offset by interest income on marketable securities held in the Trust Account of $1,299 and a change in fair value of warrant liability of $5,892.

Liquidity and Capital Resources

On August 12, 2021, we consummated our IPO of 5,000,000 Units, generating gross proceeds to the Company of $50,000,000. On August 12, 2021, simultaneously with the consummation of the IPO, we sold 276,250 Private Units to our Sponsor at a purchase price of $10.00 per Private Unit, generating gross proceeds to the Company of $2,762,500.

On August 19, 2021, the underwriters notified the Company of their intent to exercise of the over-allotment option in part and, on August 23, 2021, the underwriters purchased 733,920 Additional Units at $10.00 per Additional Unit upon the closing of the over-allotment option, generating additional gross proceeds of $7,339,200. On August 23, 2021, simultaneously with the sale of the Additional Units, the Company consummated the sale of an additional 18,348 Private Units at $10.00 per Additional Private Unit, generating additional gross proceeds of $183,480. A total of $7,339,200 of the net proceeds from the sale of the Additional Units and the Additional Private Units was deposited in the Trust Account, bringing the aggregate proceeds held in the Trust Account on that date to $57,339,200.

For the period from March 18, 2021 (inception) through December 31, 2021, cash used in operating activities was $768,862. Net loss of $(1,127,612) was offset by interest income on marketable securities held in the Trust Account of $1,299 and a change in fair value of warrant liability of $5,892. Changes in operating assets and liabilities used $365,941 of cash for operating activities.

As of December 31, 2021, we had marketable securities held in the Trust Account of $57,340,207 consisting of securities held in a money market fund and government bonds that invests in United States government treasury bills, bonds or notes with a maturity of 180 days or less. Interest income on the balance in the Trust Account may be used by us to pay taxes. Through December 31, 2021, we did not withdraw any interest earned on the Trust Account to pay our taxes. We intend to use substantially all of the funds held in the Trust Account, to acquire a target business and to pay our expenses relating thereto. To the extent that our capital stock is used in whole or in part as consideration to effect a Business Combination, the remaining funds held in the Trust Account will be used as working capital to finance the operations of the target business. Such working capital funds could be used in a variety of ways including continuing or expanding the target business’ operations, for strategic acquisitions and for marketing, research and development of existing or new products. Such funds could also be used to repay any operating expenses or finders’ fees which we had incurred prior to the completion of our Business Combination if the funds available to us outside of the Trust Account were insufficient to cover such expenses.

As of December 31, 2021, we had cash of $154,942. Our liquidity needs prior to the consummation of our Initial Public Offering had been satisfied through proceeds from notes payable and advances from related party and from the issuance of common stock. Subsequent to the consummation of our Initial Public Offering, we expect that we will need additional capital to satisfy our liquidity needs beyond the net proceeds from the consummation of our Initial Public Offering and the proceeds held outside of the Trust Account for paying existing accounts payable, identifying and evaluating prospective business combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating an initial business combination. Although certain of our initial stockholders, officers and directors or their affiliates have committed to loan us funds from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, there is no guarantee that we will receive such funds.

The accompanying financial statement has been prepared in conformity with U.S. GAAP, which contemplates continuation of the Company as a going concern and the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statement does not include any adjustments that might result from the outcome of this uncertainty. Further, we have incurred and expect to continue to incur significant costs in pursuit of our financing and acquisition plans. Management plans to address this uncertainty during period leading up to the business combination. The Company cannot provide any assurance that its plans to raise capital or to consummate a business combination will be successful. Based on the foregoing, management believes that there is a risk that the Company may not have sufficient working capital and borrowing capacity to meet its needs through the earlier of the consummation of the business combination or one year from this filing. These factors, among others, raise substantial doubt about our ability to continue as a going concern.

Off-Balance Sheet Financing Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of December 31, 2021. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities other than an agreement to pay our Sponsor a monthly fee of $10,000 for office space, utilities and secretarial and administrative support. We began incurring these fees on August 9, 2021 and will continue to incur these fees monthly until the earlier of Closing and our liquidation.

In connection with our initial business combination, we are obligated to pay our expenses relating thereto, including the deferred underwriting commission payable to our underwriter in an amount equal to 3.0% of the total gross proceeds raised in the offering, or $1,500,000, upon consummation of our initial business combination.

Upon consummation of our Initial Public Offering, we sold to our underwriters, for $100, an option to purchase up to a total of 300,000 units (or up to 344,035 after the over-allotment is exercised in part) exercisable, in whole or in part, at $11.50 per unit, commencing on the consummation of our initial business combination. The purchase option may be exercised for cash or on a cashless basis, at the holder’s option, and expires five years from the commencement of sales in our Initial Public Offering. The option and the 300,000 units, as well as the 300,000 shares of common stock, and the warrants to purchase 300,000 shares of common stock that may be issued upon exercise of the option have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the effective date of our registration statement, or August 9, 2021.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following critical accounting policies:

Derivative Warrant Liabilities

We will account for warrants for shares of the Company’s common stock that are not indexed to our own stock as liabilities at fair value on the balance sheet in accordance with ASC 815-40, “Derivatives and Hedging: Contracts in Entity’s Own Equity” (“ASC 815-40”). Such warrants are subject to remeasurement at each balance sheet date and any change in fair value is recognized as a component of other income (expense), net on the statement of operations. We will continue to adjust the liability for changes in fair value until the earlier of the exercise or expiration of any warrants. At that time, the portion of the warrant liabilities related to the warrants will be reclassified to additional paid-in capital.

Common Stock Subject to Possible Redemption

We account for our common stock subject to possible conversion in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption is classified as a liability instrument and measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. Our common stock features certain redemption rights that are considered to be outside of our control and subject to occurrence of uncertain future events. Accordingly, common stock subject to possible redemption is presented at redemption value as temporary equity, outside of the stockholders’ equity section of our balance sheet.

Net Income Per Common Share

We apply the two-class method in calculating earnings per share. Common stock subject to possible redemption which is not currently redeemable and is not redeemable at fair value, has been excluded from the calculation of basic net income per common share since such shares, if redeemed, only participate in their pro rata share of the Trust Account earnings. Our net income is adjusted for the portion of income that is attributable to common stock subject to possible redemption, as these shares only participate in the earnings of the Trust Account and not our income or losses.

Recent Accounting Standards

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our financial statements.

INFORMATION ABOUT APIFINY

In this section and unless the context otherwise requires, references to “Apifiny” refer to (i) for periods prior to Closing, Apifiny Group Inc., Apifiny Inc. and all of its subsidiaries; and (ii) for periods following Closing, Apifiny Group Inc. as the combined company and all of its subsidiaries.

Overview

Apifiny is a global cross exchange digital asset trading network based on blockchain technology that leverages the latest fintech innovation to facilitate access to global financial markets. Its mission is to create “one world” and “one market” for cryptocurrencies by simplifying the digital asset marketplace and offering traders the ability to trade anytime and anywhere. Institutional clients, market makers, hedge funds, family offices and over-the-counter desks can seamlessly trade on multiple cryptocurrency exchanges via a single interface, providing deeper liquidity and faster order fills, while also sourcing superior pricing globally, across Apifiny’s connected exchanges. Apifiny seeks to transform the market friction caused by the illiquid and fragmented cryptocurrency market into opportunities for institutional clients, professional traders and digital asset exchanges, and in doing so, become a leading cryptocurrency-focused fintech platform that combines the benefits of technological innovation and blockchain expertise with traditional financial services.

Apifiny connects centralized financial institutions and digital asset exchanges with decentralized networks to reimagine the global liquidity and trading value chains. Apifiny’s network is designed to help digital asset traders execute global multi-exchange strategies using deep liquidity, superior price discovery, tighter spreads, higher fill rates and greater capital utilization.

Apifiny Group Inc. is a Delaware corporation that was founded by Haohan Xu with the assistance of his father, Maodong Xu, who contributes significantly to the growth and success of its business. Apifiny Group Inc. was incorporated in January 2019 as Daollar Global, Inc. It is based in New York and operates through its wholly owned subsidiary, Apifiny Inc.

Apifiny Inc. was incorporated in August 2018 as a Delaware corporation. It began its operations in 2019 as a holding company for a multi-state money-transmitting business. As of December 31, 2021, Apifiny Inc. is headquartered in New York, wholly owns 10 subsidiaries that support its operations in Asia-Pacific, Europe and Latin America, serves over 40 institutional and retail clients, 25 of whom transacted in Q4 2021, and has 66 team members across North America and Asia.

The following diagram depicts Apifiny’s legal entity structure.

Industry Overview

The Digital Asset Industry

The digital asset industry is rapidly evolving and presents many new commercial opportunities for financial institutions. Digital assets, also known as cryptocurrencies, are a form of currency that exists only digitally. Compared to traditional fiat currencies, digital assets have no central issuing or regulating authority. Instead, digital assets use blockchain technology to authenticate transactions. Blockchain is a decentralized technology that is spread across many computers. The blockchain does not rely on banks to verify transactions; instead, the blockchain is a peer-to-peer system that manages and records transactions through a decentralized ledger system. By using digital assets on the blockchain as a store of value and a medium of exchange, users are able to access financial services by sending and receiving payments from anywhere in the world. This new market for digital assets is projected to grow. In Allied Market Research’s July 2021 Cryptocurrency Market Outlook–2030 report, the global cryptocurrency market was valued at $1.49 billion in 2020 and projected to reach $4.94 billion by 2030.

These developments have created a vibrant digital asset industry. Market players include cryptocurrency mining companies that deploy computing software and hardware to produce new units of cryptocurrency that will be added to the blockchain. The cryptocurrency mining industry is growing rapidly. For instance, according to data provided by Luxor Technologies’ Hashrate Index dated October 8, 2021, the top six U.S. publicly listed cryptocurrency mining companies by market capitalization mined 79% more bitcoin in Q3 2021 than they did in Q2 2021 and 155% more than they mined in Q1 2021.

Given the use case of digital assets on the blockchain as a currency, other market players in the digital asset industry include providers and users of financial services. Retail investors, institutional investors, wealth managers and other financial institutions are adopting digital assets as a means of supplying and receiving financial services, such as remittances, lending and borrowing, issuing securities and creating markets to trade and invest in digital assets. For example, Fortune Business Insights’ October 2021 Market Research Report identifies that the cryptocurrency market is segmented into trading, e-commerce and retail, peer-to-peer payment and remittance, with trading of cryptocurrency capturing the largest share at 42.8% of the global cryptocurrency market share by end-use.

Digital Assets as a Developing Industry with Increasing Adoption of Digital Assets as Currency and Investment Products

Both miners and financial services providers in the digital asset industry have benefited from the increasing adoption of digital assets as a currency at a global level. As the digital asset industry grows, the potential for digital assets to be used on a normal and global scale increases. The first cryptocurrency, bitcoin, was launched in January 2009 and since then, the use of digital assets has grown exponentially, with more than 8,700 digital assets in circulation as of January 2022, according to CoinMarketCap, a market- and price-tracking website for digital assets in the cryptocurrency space cited by major news outlets. However, compared to traditional capital markets, the digital asset market is still in its infancy, with an approximate market cap as of January 4, 2022, of $2.23 trillion, versus the global equity market with a market cap over $109 trillion according to CoinMarketCap and World Federation of Exchanges, the global industry association for clearing houses and exchanges.

Adoption of digital assets as an investment product among institutional users and investors is in its early stages but has gained traction over the last two years. Based on research conducted by Crypto Fund Research, a provider of market intelligence and data covering crypto hedge funds and venture capital, digital assets under management increased from $14 billion two years ago to over $59 billion as of October 1, 2021. In the 2020 Institutional Investors Digital Asset Survey conducted by Fidelity Digital Assets, 36% of investors surveyed across the United States and Europe said that they currently invest in digital assets and more than 60% “feel digital assets have a place in portfolios.” Fidelity Digital Assets conducted substantially the same Institutional Investors Digital Asset Survey in 2021 and interest from institutional investors increased in 2021 — more than 50% of the 1,100 institutional investors surveyed globally said that they currently invest in digital assets and more than 90% of those interested in digital assets expect to have an allocation of digital assets in their portfolios. In recent years, financial institutions started receiving regulatory approval to provide custody for digital assets and regulators took additional steps to extend legal oversight to facilitate digital assets becoming investable assets. Increased interest from institutional investors in digital assets suggests improving attitudes toward the use of digital assets, greater allocation of funds to digital asset investment products and a more sophisticated and institutionalized digital assets ecosystem.

While interest in digital assets from investors and market players is increasing, digital asset regulation is also evolving and increasing. Governmental authorities and regulators have been looking to take on a more active role in regulating digital assets to ensure the assets are not used for illicit purposes and reduce financial risk by promoting better compliance, among other things. Although regulation of digital assets will increase the regulatory responsibility and costs for investors and exchanges, it will likely further legitimize the industry.

Widespread adoption of digital assets as an alternative investment will take time, but there is considerable progress being made. With greater awareness and education and increasing popularity of digital assets, Apifiny anticipates a rapid growth in digital asset users driven by substantial growth in the digital asset industry.

Digital Assets’ Uses and Benefits

Financial investors seek to use digital assets as a currency due to the multitude of benefits that digital assets provide. Digital assets have a variety of uses, such as their use as mediums of exchange and as stores of value, making them a suitable alternative to traditional fiat currency. Digital assets are diverse and can include, among others, utility, security, payment and hybrid tokens depending on their characteristics and the functionality and/or rights that they confer on the holder. Digital assets offer the potential for a more efficient and fair financial economy by enabling:

•        greater liquidity — illiquid assets can be tokenized and traded on a secondary market of the issuer’s choice, offering a broader base of investors and more freedom to trade;

•        increased efficiency — certain parts of the technology infrastructure can be automated with the use of smart contracts, reducing the administrative burden involved in buying and selling and can result in more efficient processes with lower costs and faster settlement times;

•        increased transparency and integrity — a digital asset is capable of having the holder’s rights and legal responsibilities programmed directly onto the digital asset, along with an immutable record of ownership;

•        enhanced access to financing and market efficiency — more investors are able to access and trade digital assets due to the reduced minimum investment amounts; and

•        greater security — using blockchain based technologies and cryptography can result in more secure data transmission than traditional databases.

Competitive Landscape for Digital Asset Exchanges — Centralized vs Decentralized

Given the benefits and use cases of digital assets, industry players have created their own digital marketplaces where these digital assets can be bought and sold by institutional and retail investors. Such platforms are termed “digital asset exchanges” or “cryptocurrency exchanges.” The global digital asset exchange industry is competitive and evolving quickly. Many unregulated products and businesses have rapidly emerged to compete for new opportunities and seemingly emphasize “quantity over quality.”

Originally, cryptocurrencies were offered for sale on digital asset exchanges that utilized an intermediary. The exchange itself acted as a third party to connect buyers and sellers of cryptocurrency. These “centralized” digital asset exchanges such as Coinbase and Gemini make profit through commissions and transaction fees. The demand for new technologies has spurred innovation and there are now a myriad of centralized digital asset exchanges offering different features to investors. Differentiation for these exchanges often comes through marketing and fee structures, competing on factors such as lower transaction fees and ease of use.

In the last two years, decentralized finance (“DeFi”) products have also emerged as new competition to centralized digital asset exchanges. Instead of using an intermediary to connect buyers and sellers, DeFi products aim to compete with traditional exchanges by removing the need to trust only centralized parties and intermediary functions. DeFi products offer lower costs, and typically allow users to remain pseudo anonymous. As of January 4, 2022, investors had approximately $101 billion of cryptocurrency in DeFi products, according to data provided by DeFi Pulse, an analytic and ranking website for DeFi products. Growth in the number of DeFi products has been rapid, although the total value in DeFi products is still small compared to the overall cryptocurrency market volume. While the decentralized nature of DeFi and the possibility to remain pseudo anonymous may be a value proposition to some cryptocurrency investors, it can be a limitation for institutional and other investors looking to safely access the cryptocurrency markets in a regulated and more compliant manner.

Amidst the increased market interest and competition in the cryptocurrency space, the digital asset industry provides opportunities for growth and development for the next generation of businesses that can revolutionize the market.

Products and Services

Apifiny provides a range of digital asset trading-related services, particularly mining, market-making and agency services. Apifiny also offers a range of digital asset trading-related products for these services, particularly (i) mined bitcoins for its mining and market-making services, (ii) Apifiny ExOne Plus (“ExOne Plus”) for its market-making services and (iii) Apifiny Hybrid Exchange (“HEX”), Apifiny Connect and the forthcoming Apifiny ExOne (“ExOne”) for its exchange and agency services.

APIFINY

Business Overview

Mining
(Launched)
Market Making
(Launched)
Agency
Spread & Service Fees
Liquidity
Global Exchanges
Liquidity
Liquidity
Liquidity
Mined Bitcoins
Liquidity
ExOne™ Plus
Hedging
GBBO™ /HEX
(Launched)
Apifiny Connect™
(Launched)
ExOne™
(Launching in Q2 2022)
Listing Fees
Token Issuers
Spread & Forex
Net Commission
Net Commission
Professional Traders & OTC Desks
Small-Medium Market Makers
Clearing and Settlement (Launching in Q4 2022)

I. Mining

Mining and Mining Equipment

Apifiny and its subsidiary, Hash Hive Inc. (“Hash Hive”), own specialized computers that generate or “mine” bitcoin. These computers, referred to as “miners,” are configured to validate transactions on the bitcoin blockchain only. Hash Hive’s miners are manufactured in China by Bitmaintech Pte. Ltd. (“Bitmain”) and make use of ASIC chips, which enable the miners to apply computational power (known as “hash rate”) to provide transaction verification services (known as “solving a block”) which helps support the bitcoin blockchain. For every block added, the bitcoin blockchain awards bitcoin equal to a set number of bitcoins per block.

These bitcoin awards are subject to periodic “halving,” whereby the bitcoin award per block is reduced by half in order to control the supply of bitcoins on the market. Generally, miners with greater hash rate have a higher chance of solving a block and receiving a bitcoin award.

Apifiny mines bitcoin for multiple purposes, including introduction of bitcoin into Apifiny’s proprietary trading platform ExOne Plus, supplying liquidity while earning bitcoin at the cost of mining. From time to time, Apifiny also uses mined bitcoin to finance daily operations. Apifiny stores its mined bitcoins at Apifiny’s hot wallet. Apifiny transfers bitcoin mined at fair market value set at the time of receiving bitcoin at Apifiny’s platform and recognizes it as revenue. As of April 1, 2022, the only uses for Apifiny’s mined bitcoin were the introduction of bitcoin into ExOne Plus and financing daily operations. Apifiny has no plans currently to expand the use of its mined bitcoin or to mine additional cryptocurrencies. For more information on ExOne Plus and Apifiny’s HEX platforms, see the discussion below at “Products and Services — ExOne Plus” and “Products and Services — HEX.”

Apifiny conducted an analysis of whether the OnWatt Hosting Agreement (terminated on April 14, 2022) and the Ritzer Hosting Agreement (dated April 1, 2022 and effective on April 20, 2022) contained any explicit or embedded leases that fall within the scope of ASC 842. Apifiny conducted an analysis of the OnWatt Hosting Agreement and the Ritzer Hosting Agreement and determined that the deliverables do not meet the definition of “identified asset” under the lease definition at ASC 842-10-15-3. More specifically, performance obligations associated with the two agreements include deliverables relating to energy capacity in addition to an environment in which to host equipment. Apifiny scoped out the capacity deliverable under ASC 842-10-15-16 which specifically highlights that capacities are not “identified assets.” Apifiny scoped out the hosting environment deliverable under ASC 842-15-11-14 which indicates that if the deliverable can be substituted and still fulfil the performance obligation, then the deliverable is not an “identified asset.” As such, Apifiny determined that neither the OnWatt Hosting Agreement nor the Ritzer Hosting Agreement fall within the scope of ASC 842. Apifiny began its mining operations in April 2021, when Apifiny acquired 2,000 S17 and S17 Pro Antminers. During Q2 2021, Apifiny acquired additional Antminers and Apifiny’s total fleet is presently comprised of 3,667 miners, for a total investment of $10 million. For the year ended December 31, 2021, Apifiny’s mining operations yielded a total of 61.58 bitcoins. To Apifiny’s knowledge, these miners, both in terms of aggregate hash rate and energy efficiency, are the most energy efficient miners available on the market in sufficient quantities to meet the needs of Apifiny and its platforms; however, advances and improvements to digital asset mining technology are ongoing and may be available in quantities to the market in the near future which may affect Apifiny’s perceived position. Apifiny participates in mining pools operated by btc.com.

As Apifiny participates in mining pools, Apifiny performed a principal vs. agent analysis in accordance with ASC 606-10 to determine whether revenue and costs should be reported as gross or net.

ASC 606-10-55-37 defines a principal as an “entity that controls the specified good or service before that good or service is transferred to a customer.” In the case of bitcoin mining, the good or service being performed is the validation of transactions via providing hashing power directly to the bitcoin network. Apifiny “controls” the delivery of goods and services as the responsibility to provide hash power and the validation of the transaction rests with Apifiny, not the mining pool. The mining pool is merely an agreed upon framework with which to split the rewards (and costs) with other members.

As Apifiny acts as a principal with respect to mining pool operations, Apifiny shows revenue and costs as gross on the statement of operations. Bitcoin mining revenue is broken out in the revenue section while associated costs are included below top line revenue.

For more information, see “Risk Factors — Risks Related to Apifiny’s Business — A material number of miners used in Apifiny’s mining segment are concentrated in the same geographic location and are thus subject to the risk of theft, local restrictions or disruptions to the electricity supply, including but not limited to the occurrence of severe weather conditions and/or natural disasters affecting Apifiny’s mining site, and/or local government restrictions that restrict Apifiny’s ability to operate its mining segment. If any or all of these conditions arise, Apifiny’s business, operating results and financial condition may be adversely impacted.”

Location of Apifiny Miners

As of April 1, 2022, Apifiny has secured hosting for 55% of its miners with Ritzer by virtue of the Ritzer Hosting Agreement which took effect on April 20, 2022. Ritzer manages the operations of Apifiny’s miners by providing electricity, internet connection, VPN services and facilities to house its miners. For more information, see “Information About Apifiny — Suppliers and Service Providers — Mining Hosting Services Agreement.” The remaining 45% of miners are stored at Apifiny’s repair center, located in College Station, Texas, while Apifiny explores alternate hosting sites. As of December 31, 2021 approximately 9% of Apifiny miners were located at its then third-party hosting partner, OnWatt, in Syracuse, New York. OnWatt managed the operations of these miners until April 14, 2022, after which Ritzer took over to provide hosting services to Apifiny miners under the terms of the Ritzer Hosting Agreement. For more information, please see “Information About Apifiny — Suppliers and Service Providers — Mining Hosting Services Agreement.” Given the concentration of Apifiny miners in two locations, Apifiny risks losing those miners due to theft, damage to the repair center, extreme heat, or natural disasters. For more information, see above at “Risk Factors — Risks Related to Apifiny’s Business — The success of Apifiny’s mining business segment is dependent on Apifiny’s ability to maintain its miners at the current or better level of productivity and efficiency, at economically favorable prices. If Apifiny’s mining business segment is adversely impacted, Apifiny’s business, operating results and financial condition may be adversely affected.”

Performance Metrics — Hash Rate

Apifiny operates mining hardware which performs computational operations in support of the blockchain measured in “hash rate” or “hashes per second.” A “hash” is the computation run by mining hardware in support of the blockchain; therefore, a miner’s “hash rate” refers to the rate at which it is capable of solving such computations. The original equipment used for mining bitcoin utilized the Central Processing Unit (“CPU”) of a computer to mine various forms of cryptocurrency. Due to performance limitations, CPU mining was rapidly replaced by the Graphics Processing Unit (“GPU”), which offers significant performance advantages over CPUs. General purpose chipsets like CPUs and GPUs have since been replaced in the mining industry by ASIC chips like those found in the Bitmain S17 Pro Antminers that Apifiny uses to mine bitcoin. These ASIC chips are designed specifically to maximize the rate of hashing operations.

In cryptocurrency mining, hash rate is a measure of the processing speed of a mining computer for a specific coin. An individual miner has a hash rate total of its miners seeking to mine a specific coin, and, system wide, there is a total hash rate of all miners seeking to mine each specific type of coin. The higher total hash rate of a specific miner, relative to the system wide total hash rate, generally results over time in a corresponding higher success rate in coin rewards as compared to miners with relatively lower total hash rates. Therefore, achieving greater hash rate power by deploying increasingly sophisticated miners in greater quantities has become the bitcoin mining industry’s “arms race.” As these miners get more powerful and as more miners are deployed, however, more electric power is consumed, which generally increases the cost of mining bitcoin. Apifiny’s goal, therefore, is to deploy as powerful a fleet of miners as possible, while operating as energy-efficiently as possible. For the year ended December 31, 2021, Apifiny’s hash rate was 37 peta hash per second (“PH/s”).

II. Market-Making

ExOne Plus

Launched in November 2020, ExOne Plus is a market-making solution for digital asset exchanges that seeks to solve problems of liquidity in the markets it facilitates. Trading on an illiquid exchange runs the risk of slippage. To resolve this problem, ExOne Plus provides market-making services to its digital asset exchanges clients through tightening spreads, adding depth to selected order books. Combined with Apifiny’s proprietary multi-exchange connectivity and other technological advantages, ExOne Plus is able to deliver competitive price discovery and liquidity to the exchanges it serves. ExOne Plus also generates HEX Order Book depth to reduce slippage on large orders and improves access to price discovery on multiple exchanges, leveraging cross-exchange price discovery to provide improved price discovery for users of HEX, as well as easy risk management for ExOne Plus. Apifiny’s mined bitcoins from Hash Hive further enhance liquidity by providing an ongoing bitcoin supply to ExOne Plus.

The liquidity provided through ExOne Plus by Apifiny facilitates market-making on the serviced digital asset exchanges. The flow of these digital assets is separated from and will not directly interact with the funds of any of Apifiny’s agency/exchange customers. For more information on Apifiny’s agency/exchange services, see “Information About Apifiny — Products and Services — Exchange and Agency Services.” The fiat currencies in which Apifiny’s digital asset trading is denominated through ExOne Plus are listed in the following table:

Ticker Symbol	Name of Fiat Currency	Available to U.S. customers? (Y/N)
I. Actively Traded
USD	U.S. dollars	Y
JPY	Japanese yen	Y
BRL	Brazilian real	N
II. Not Actively Traded
MXN	Mexican peso	N

The digital assets in which Apifiny provides liquidity through ExOne Plus are listed in the following table:

Ticker Symbol	Name of Digital Assets	Available to U.S. customers? (Y/N)
I. Actively Traded
ADA	Cardano	Y
ALGO	Algorand	Y
ATOM	Cosmos	Y
AVAX	Avalanche	Y
BCH	Bitcoin Cash	Y
BNB	BNB	Y
BTC	Bitcoin	Y
DOGE	Dogecoin	Y
DOT	Polkadot	Y
EOS	EOS	Y
ETC	Ethereum Classic	Y
ETH	Ethereum	Y
MATIC	Polygon	Y
SHIB	Shiba Inu	Y
SOL	Solana	Y
USDT	Tether	Y
VET	VeChain	Y
AAVE	Aave	N
AXS	Axie Infinity	N
CHR	Chromia	N
CHZ	Chiliz	N
COMP	Compound	N
CRV	Curve DAO Token	N
DYDX	dYdX	N
ENJ	Enjin Coin	N
FTM	Fantom	N
GALA	Gala	N
LINK	Chainlink	N
MKR	Maker	N
NEO	Neo	N
OMG	OMG Network	N
SAND	The Sandbox	N

Ticker Symbol	Name of Digital Assets	Available to U.S. customers? (Y/N)
SNX	Synthetix	N
TRX	Tron	N
UNI	Uniswap	N
USDC	USD Coin	N
YFI	yearn.finance	N
II. Not Actively Traded
BSV	Bitcoin SV	N
BUSD	Binance USD	N
CRO	Cronos	N
DASH	Dash	N
FIL	Filecoin	N
ICX	Icon	N
IOTA	IOTA	N
NEAR	NEAR Protocol	N
SUSHI	SushiSwap	N
THETA	Theta Network	N
XLM	Stellar	N
XTZ	Tezos	N
YGG	Yield Guild Games	N
ZEC	Zcash	N

III. Exchange and Agency Services

HEX

Launched in September 2021, HEX, previously known as Global Best Bid and Offer (“GBBO”), is a hybrid digital asset exchange designed to integrate a regulated exchange, operating a high performance central-limit-order-book matching engine, with a DeFi-based market architecture (“HEX Order Book”). HEX is a regulated exchange because Apifiny’s business, which includes HEX, is regulated at the state and federal level and in certain jurisdictions internationally. At the state level, Apifiny maintains money transmitter licenses (“MTLs”) in over 30 states and its business is subject to MTL regulation in each such state. At the federal level, Apifiny is registered with the US Department of the Treasury as a Money Service Business (“MSB”) and is subject to FinCEN regulatory oversight and compliance with the Bank Secrecy Act and the U.S. Patriot Act and related rules and regulations central to its business. Apifiny also maintains digital currency licenses internationally (e.g. Australia) and is subject to regulatory compliance in those jurisdictions, making HEX a regulated exchange.

HEX currently has a digital asset offering of BTC and specific U.S. dollar stablecoins, subject to its internal approval and listing process. For more information on Apifiny’s internal approval and listing process, see “Information About Apifiny — Operations — Listing Policies and Listing Committee.” HEX is designed to appeal to (i) institutional customers such as traders, arbitrageurs, long-term holders, fund managers and corporate treasurers; and (ii) professional traders who manage their own portfolios of digital assets. HEX services all these users, with the exception of currently excluding U.S. users from liquidity pool participation. HEX might appeal to certain types of customers due to the problems it solves, including, but not limited to, being able to deal with KYC-ed counterparties and zero gas fee on transactions. HEX does not limit user access based on user type.

The HEX Order Book is unique and underpinned by liquidity pools for each trading pair; this reimagined hybrid digital asset exchange is intended to reward asset holders while providing liquidity to the asset pairs HEX offers for trading. HEX intends to broaden its digital asset offerings in the future, subject to applicable regulatory requirements, based on customer demand, and to expand targeted customer segments to include mass market retail as Apifiny’s business achieves greater scale and adoption.

HEX is central to Apifiny’s operations and to the development of future products and services. HEX has the following operating features:

•        a HEX Order Book that integrates price discovery and liquidity from more than 25 centralized digital asset exchanges, combined with automated market makers (“AMMs”) inspired by decentralized exchanges, which is powered by liquidity pools that act as market makers and underpin trading pairs on HEX;

•        An AMM included in the HEX Order Book that is designed to provide liquidity at prices calculated based on the size of the relevant liquidity pool and the ratio of assets in it. HEX employs an AMM widely known as “Constant Product Market Maker,” which utilizes the exchange function xy=k to algorithmically facilitate the market between the two assets. All assets participating in the liquidity pool will be converted into maker orders that appear in the order book, with the distribution of maker orders determined by ratio of assets participating in the pool;

•        Once scalable, HEX will adopt an innovative blockchain-aided platform design that will require significant actions on HEX to be recorded on a blockchain, cryptographically validating that each such action will happen at the right time and has been appropriately authorized resulting in a verifiable ledger. Apifiny believes that these features will help create deep and predictable liquidity on Hex, reduce volatility in its offered trading pairs and do so within a compliant environment where counterparties undergo KYC/AML.

HEX is an online venue for customers to buy, sell, hold and contribute cryptocurrencies. Spot trading will be offered for selected cryptocurrencies, stablecoins and fiat currencies. Currently, customers can only trade bitcoin and Tether on HEX through two trading pairs (BTC/USDT and USD/USDT). Apifiny plans to list more digital assets on HEX that will be available for trading in the future, subject to Apifiny’s internal approval and listing process. HEX is accessible to retail and institutional digital asset traders globally, although some features of HEX are unavailable in certain locations.

HEX features the following services and technologies:

•        Trading Services — HEX supports Limit orders (orders to buy up to or sell down to a specified price), Good Till Cancelled (GTC) orders (orders that persist in the HEX Order Book until cancelled by the customer), Immediate Or Cancel (IOC) orders (orders that must be executed immediately; any portion of the order that does not fill immediately will be cancelled), Post-Only orders (orders that will only be placed into the HEX Order Book and never matched with any orders already on the book) and Market orders (orders to buy or sell up to a quantity at whatever the current bid or offer is at the time of order placement). The available trading pairs include, but are not limited to, pairs of BTC, specific stablecoins and other fiat currencies, including US dollars. Apifiny intends to list additional digital assets in the future after performing legal, quantitative and operational due diligence and analysis. Apifiny has approved its Initial and Continued Listing Policy (“Listing Policy”) and appointed a Listing Committee to review and evaluate potential digital assets for listing and to manage risks that may arise in connection with the initial and continued listing of digital assets. Apifiny’s due diligence process is risk based and is designed to screen out certain criteria such as digital assets that would be classified as securities in relevant jurisdictions or unstable protocols that may not adequately protect customer assets.

•        Liquidity Pool — HEX users outside of the United States may contribute trading pair assets to the liquidity pool available on HEX. All users of Apifiny’s products must undergo Apifiny’s KYC/AML procedures, including the users of and providers to the liquidity pools. The liquidity pool holds the assets used by Apifiny’s users and AMMs to provide liquidity to HEX. Any eligible customer can become a liquidity provider by listing their assets, including both cryptocurrencies and stablecoins, through maker orders to the liquidity pool. Assets can be added to the liquidity pool at any time by any eligible customer — Apifiny does not impose any minimum order size, minimum order value or any other requirements for entering a maker order, enabling all eligible customers to participate and be rewarded for providing the liquidity that is key to HEX’s utility and operations. Providers of liquidity will receive a portion of the revenue generated by HEX from utilizing the liquidity they provide, based on the liquidity provider’s pro-rata share in the liquidity pool. The portion of revenue will be calculated as a percentage of transaction fees for the transactions originated by the AMM and will be divided between Apifiny and the liquidity pool in a percentage agreed pre-investment. The terms of each liquidity pool varies. To interact with the orderbooks of HEX, maker orders range from 1-10bps (depending on the trading pair) while taker orders are always 0bps. Once a liquidity provider’s assets have been converted to maker orders in the order book, if filled, 1-30bps of the maker order, depending on the trading pair, will be distributed as fees to liquidity providers. Liquidity pool participation is limited to non-U.S. traders. U.S.-based users will receive a notification indicating restricted access to HEX when attempting to interact with the “add liquidity” feature. In addition, all interfaces to liquidity pool access are closed for U.S.-based users. As of December 31, 2021, HEX’s liquidity pools did not generate any transactions and no contributions have been made to any liquidity providers via HEX’s liquidity pools. The accounting rules and regulations that Apifiny must comply with are complex and subject to interpretation by the Financial Accounting Standards Board (the “FASB”), the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. There is limited precedent and guidance for financial accounting of digital assets and related valuation and revenue recognition, and limited official guidance has been provided by the FASB or the SEC. Financial instruments include contracts that impose an obligation on one party and convey a right to another party to deliver/receive cash or another financial instrument. If a crypto asset provides a contractual right to receive cash or another financial instrument, it would be classified as a financial asset. If a crypto asset meets the definition of a financial asset, it should be analyzed to determine if it is a debt security under ASC 320, Investments — Debt securities, an equity security under ASC 321, Investments — Equity securities, or a receivable under ASC 310, Receivables. Additionally, ASC 825, Financial instruments, permits fair value accounting for instruments that meet the definition of a financial asset. Apifiny will handle liquidity pools as off-balance sheet items, as the right for return on investment, the decision to withdraw or keep the funds in the pool are all at the sole discretion of liquidity provider.

•        HEX Order Book — By sourcing price and trading data from multiple exchanges and enabling users to execute these trades through a single order router, HEX is able to generate a HEX Order Book that combines data from multiple price sources, providing improved price discovery and liquidity in addition to that provided by AMM. HEX’s design choice as a centralized system helps in reducing unnecessary costs and payments to compensate for the computing energy required to process and validate blockchain transactions (“gas fees’’) charged to its users. By combining currency conversion and market maker fees into a single fee expressed in the HEX Order Book, HEX is able to offer lower prices and reduced transaction fees for its users. Apifiny may require substantial resources to lower the cost of service of HEX to become more competitive in the retail customer market. Additionally, through HEX, users can store assets in wallets and exchanges linked to the Apifiny trading platform, enabling them to execute their trades efficiently and at speed.

The extent of what Apifiny’s exchange and agency services offer outside of the United States is identical to what is currently being offered inside the United States. There are no additional assets or modifications, except for the exclusion of U.S.-based users from liquidity pool participation.

Fiat currencies are not available for trading in HEX.

HEX’s liquidity pools did not generate any transactions and no contributions have been made to any liquidity providers via HEX’s liquidity pools.

The following digital assets are available for trading in HEX:

Ticker Symbol	Name of Digital Assets	Available to U.S. customers? (Y/N)
I. Actively Traded
BTC	Bitcoin	Y
USDT	Tether	Y
II. Not Actively Traded
N/A	N/A	N/A

Apifiny Connect

Launched in June 2021, Apifiny Connect is a digital asset trading platform that seeks to unify the highly fragmented digital asset markets into a single, global market. Prior to Apifiny Connect, digital asset traders did not necessarily have adequate liquidity, price transparency or simultaneous simplified access to multiple digital asset exchanges without using different APIs or separate accounts, each with their attendant high development and maintenance costs. Apifiny Connect eliminates the need to register with multiple exchanges by providing a single account, one onboarding process and one set of APIs, benefitting from consolidated quotes from various connected regional exchanges. Apifiny Connect’s direct market access platform seeks to provide traders with self-selectable order routing, allowing greater price transparency, cheaper transaction costs, liquidity and easier execution access to multiple digital asset exchanges at the same time, facilitated by its co-located servers near major exchanges. Apifiny Connect currently provides access to 25 domestic and internationally-domiciled digital asset exchanges.

Apifiny believes the benefits of Apifiny Connect are a key differentiator. Apifiny Connect’s users may observe crossed quotes from multiple digital asset exchanges in a single platform, providing access to the global market for cryptocurrency. Apifiny Connect seeks to benefit the investor/trader by displaying pricing and liquidity differences that may exist in fragmented digital asset exchanges in a single interface, providing its customers with better transparency and execution opportunities.

Apifiny Connect’s success remains dependent upon robust technical connection and low execution costs from its connected digital asset exchanges. Unlike registered national securities exchanges or ATSs in the United States that are subject to significant regulatory obligations, including Regulation NMS, to provide timely and accurate pricing information, there is currently no domestic or international regulation for digital asset exchanges that do not involve securities. For more information, please see “Risk Factors — Apifiny’s Financial Risks — Latency in confirming transactions on a network could result in a loss of confidence in the network, which could have a material adverse effect on Apifiny’s business, financial condition and results of operations.”

The extent of what Apifiny’s exchange and agency services offer outside of the United States is identical to what is currently being offered inside the United States. There are no additional assets or modifications, except for the exclusion of U.S.-based users from liquidity pool participation.

Digital assets denominated in the following fiat currencies are available for trading in Apifiny Connect:

Ticker Symbol	Name of Fiat Currency	Available to U.S. customers? (Y/N)
I. Actively Traded
AUD	Australian dollar	Y
EUR	Euro	Y
GBP	British pound	Y
IDR	Indonesian rupiah	Y
MXN	Mexican peso	Y
SGD	Singapore dollar	Y
II. Not Actively Traded
BRL*	Brazilian real	N
PLN**	Polish zloty	N
TRY**	Turkish lira	N

____________

*        Apifiny Connect was testing connectivity for this fiat currency but it was never offered to an actual client. This fiat currency is no longer offered to any customers.

**      Apifiny Connect no longer offers this fiat currency to any customers.

The following digital assets are available for trading in Apifiny Connect:

Ticker Symbol	Name of Digital Assets	Available to U.S. customers? (Y/N)
I. Actively Traded
AAVE	Aave	Y
ADA	Cardano	Y
ALGO	Algorand	Y
ANKR	Ankr	Y
ATOM	Cosmos	Y
AXS	Axie Infinity	Y
BCH	Bitcoin Cash	Y
BNB	BNB	Y
BTC	Bitcoin	Y
BUSD	Binance USD	Y
DASH	Dash	Y
DOGE	Dogecoin	Y
DOT	Polkadot	Y
EOS	EOS	Y
ETC	Ethereum Classic	Y
ETH	Ethereum	Y
FIL	Fantom	Y
GRT	The Graph	Y
LINK	Chainlink	Y
LTC	Litecoin	Y
LUNA	Terra	Y
MATIC	Polygon	Y
MKR	Maker	Y
OMG	OMG Network	Y
SOL	Solana	Y
STORJ	Storj	Y
SUSHI	SushiSwap	Y
TUSD	TrueUSD	Y
UNI	Uniswap	Y
USDC	USD Coin	Y
USDT	Tether	Y
UST	TerraUSD	Y
XLM	Stellar	Y
XTZ	Tezos	Y
YFI	yearn.finance	Y
ZEC	Zcash	Y
II. Not Actively Traded
DAI	Dai	N
XRP*	Ripple	N

____________

*        XRP/Ripple was delisted from Apifiny’s platform and there were no trades of XRP/Ripple.

ExOne — coming Q2 2022

Crypto exchanges and token issuers today spend tremendous cost compensating and searching for market makers. Due to the size and complexity of the operation, these market makers are typically sophisticated hedge funds that specialize in crypto assets. The high cost required to employ market makers bars the long tail exchanges and token issuers to effectively acquire liquidity. Due to the fragmentation of the crypto market and the “race-to-the-bottom” fee schedules of crypto exchanges, small-medium sized market makers also face a high barrier of entry to providing liquidity with low cost. ExOne aims to remove the barriers to obtain and provide liquidity, for exchange, token issuers and small-medium market makers through creating a marketplace for liquidity and commoditizing liquidity.

•        Crowdsourced liquidity:    Instead of searching and compensating market makers individually, exchanges and token issuers can post market terms to the platform and source interested providers.

•        Untapping new sources of liquidity:    Through removing the barrier to build, test, and trade, ExOne enables market makers to participate without significant capital or development resources.

•        Advanced Technology:    Implemented in C++ while allowing market makers or traders to implement trading strategies in Python and JSON, offering flexibility and convenience without compromise of performance.

ExOne technology is designed to provide a two-sided liquidity marketplace that connects market makers with exchanges and token issuers. ExOne will act as a library and provide pre-built components offering market makers ease of use, and will be targeted at small-to-medium sized market makers, from whom liquidity is crowd-sourced. ExOne will connect this community of market makers to token issuers on the buy side. While ExOne allows a user to use his or her own registered exchange account outside of Apifiny, ExOne can provide a one-time onboarding for its users through Apifiny Connect, providing access to a large number of exchanges and token issuers. ExOne will charge market maker fees for institutional users, targeting digital asset exchanges as liquidity buyers.

Through these and other features and innovations, Apifiny aims to provide its customers with a high performance trading experience at lower transaction costs and slippage than competing centralized and decentralized options, while maintaining compliance and trading privacy. Availability of features and services will vary by country according to applicable laws and regulations.

Other Future Plans

Apifiny’s subsidiary, Apifiny Prime Inc., is a registered broker-dealer with no activity since its inception. Apifiny intends to apply to operate an ATS in the United States that would allow Apifiny to trade digital assets that are deemed “securities” under U.S. federal securities laws. However, as of the date of this proxy statement/prospectus, Apifiny itself is not registered or licensed with the SEC or foreign authorities as a broker-dealer, national securities exchange or ATS (or foreign equivalents), and Apifiny has no current plans to register or rely on an exemption from such registration or license to facilitate the offer and sale of digital assets on Apifiny’s trading platforms, Apifiny only permits listing and trading of those digital assets for which Apifiny determines there are reasonably strong arguments to conclude that the crypto asset is not a security. Apifiny believes that its listing process reflects a comprehensive and thoughtful analysis and is reasonably designed to facilitate consistent application of available legal guidance to crypto assets to facilitate informed risk-based business judgment.

In addition, Apifiny’s lending pool service is at a conceptual stage. Apifiny has not launched the lending pool on any of its platforms and will not allow any customer to participate in the lending pool until Apifiny obtains the required licensing from respective jurisdictions it operates in. For more information, see “Risk Factors — Risks Related to Legal Matters and Regulations — The legal and regulatory treatment of the digital assets included in Apifiny’s business lines is unclear, may be subject to inconsistent recognition or treatment in different jurisdictions and fast, unpredictable and retrospective changes, which may adversely impact Apifiny’s business and operations and financial condition.”

In regards to smart contract-based digital assets, Apifiny supports such smart contract-based crypto assets only in terms of trading services by listing such digital assets on its trading platforms. Apifiny has no current plans to support any type of smart contract-based crypto assets in any application in addition to existing trading listings. Assets supported in trading services includes Ethereum, Solana and numerous other assets mentioned in the descriptions of HEX, ExOne Plus and Apifiny Connect. Apifiny has not been involved in staking activity with customers since inception and does not currently plan to allow its customers to engage in staking activities (e.g. leaving third party assets in smart-contract based liquidity pools that may generate rewards).

Market Opportunity & Strategy

Current Crypto Exchange Annual Revenues Exceed US$61B

Annualized Volume Mix and Estimated Revenue[11]

BTC 48%
BCH 4%
ETH 28%
EOS 3%
DOGE 4%
LINK 2%
LTC 4%
SOL 2%
VET 1%
ADA 4%
US $61B

Spot and Derivative Volume Mix by Trading Venue[12]

Binance 34%
OKX 11%
FTX 6%
CoinTiger 4%
Bybit 4%
CoinFLEX 3%
KuCoin 3%
Huobi Global 3%
HitBTC 2%
Gate.io 2%
Crypto.com Exchange 2%
Coinbase Exchange 2%
Other 23%

11. Annual industry revenue estimated to be 10bps for the period January 1, 2021 to November 3, 2021 spot and derivative crypto volumes (annualized). Mix of coin volume is based on 2021 spot volumes through November 30, 2021 of launch pairs.
12. Calculated using Coingecko 24h volume data of fiat and stablecoin pairs, last accessed January 9, 2022.

The digital asset industry is relatively nascent compared to other traditional finance asset classes, providing Apifiny ample opportunity for growth through new product development and strategic investments, which ultimately may result in an increased customer base or expansion of Apifiny’s product diversity and depth.

•        As to geographic expansion — Consistent with Apifiny’s customer acquisition strategy, bringing HEX, ExOne and Apifiny Connect to additional markets, subject to applicable licensing and regulatory requirements, will provide Apifiny with opportunities to grow Apifiny’s global customer base. Apifiny plans to expand into Bermuda, the United Kingdom and the European Union in 2022, with the initial focus on acquiring the required licenses to operate in these jurisdictions. Subject to obtaining these licenses, Apifiny plans to offer all of its trading services in these jurisdictions.

•        As to new product development — Consistent with the vision of Apifiny being a platform for people to manage their financial futures, Apifiny is seeking to develop future financial services products in the regulated space using blockchain technologies as the cornerstone. For Apifiny’s exchange and agency services, Apifiny is currently researching opportunities to bring to market additional products and services, which includes both enhancements and expansion to HEX, ExOne and Apifiny Connect. For HEX and Apifiny Connect, Apifiny plans to expand its marketing function continuously. The plan to expand these functional teams will follow an internal roadmap, with the majority of the expansion happening in 2022. For Apifiny’s market-making services, Apifiny will continue to vertically service existing exchanges and reduce the pace of adding new exchanges. For Apifiny’s mining business segment, Apifiny plans to identify and acquire appropriate mining machines, and upgrade its existing mining machines, using capital raised after becoming public.

•        As to strategic investments — In parallel to developing new products in-house, Apifiny will also seek opportunities to grow through mergers, acquisitions, joint ventures and other investments that are strategic to Apifiny such as vertical integration, additional product/service offerings, technology acquisition, talent acquisition and geographical expansion.

Competition

The digital asset exchange industry is increasingly competitive. The principal competitive factors in that industry include liquidity, price (transaction fees, taker and maker fees and efficient price discovery), ease of use of the exchange’s product, the features offered by each digital asset exchange, the security of each exchange (in the form of cybersecurity and wallet security), compliance with digital asset regulations and the effectiveness of KYC standards and anti-money laundering (“AML”) regulations. Apifiny believes the main competitors to its core business are other digital asset exchanges that combine access to both centralized and decentralized exchanges such as Bullish, Tagomi (acquired by Coinbase), Omniex (acquired by Gemini) and Talos. Existing competitors may expand their product offerings and sales strategies, and new competitors may enter the market. Apifiny indirectly competes with other AMMs in the decentralized finance industry and financial institutions that offer cryptocurrency trading products.

Apifiny believes it has a competitive advantage among digital asset exchanges, driven by Apifiny’s proprietary technology and APIs that allow for superior price discovery, liquidity across global markets, ease of use via its single account, single onboarding process and competitively low trading fees by eliminating gas fees. Apifiny believes that its ecosystem value proposition solution addressing the professional traders market is unique and, to that extent, no other complete solution exists today in the market.

Suppliers and Service Providers

Mining Hosting Services Agreement

Apifiny and OnWatt entered into the OnWatt Hosting Agreement wherein OnWatt undertook to provide ASIC and/or GPU hosting services to Apifiny. Through the OnWatt Hosting Agreement, Apifiny had installed part of its mining fleet at OnWatt’s hosting facilities located in Syracuse, New York until the OnWatt Hosting Agreement was terminated on April 14, 2022 due to pricing considerations.

Apifiny and Ritzer entered into the Ritzer Hosting Agreement, which took effect on April 20, 2022 upon Apifiny’s full payment of the required deposit. Apifiny has transferred and delivered its mining fleet from the OnWatt hosting facility to the Ritzer hosting facility located in Rouses Point, New York. Under the terms of the Ritzer Hosting Agreement, Ritzer will provide electricity, connection to the Internet and virtual private network (“VPN”) services to Apifiny’s miners to enable Apifiny’s bitcoin mining operation to continue. Apifiny relies on Ritzer’s services to maintain its bitcoin mining operation. If Ritzer breaches, varies the terms of or otherwise does not perform its obligations under the Ritzer Hosting Agreement, Apifiny’s mining operations, business, financial condition and results of operations may be adversely impacted. For more information, see “Risk Factors — Risks Related to Apifiny’s Business — The success of Apifiny’s mining business segment is dependent on Apifiny’s ability to maintain its miners at the current or better level of productivity and efficiency, at economically favorable prices. If Apifiny’s mining business segment is adversely impacted, Apifiny’s business, operating results and financial condition may be adversely affected.” A copy of the Ritzer Hosting Agreement is filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, and any description thereof is qualified by reference thereto.

Custody and Digital Asset Storage Agreements

Apifiny and Fireblocks Inc. (“Fireblocks”) entered into a license agreement dated August 31, 2021 (“Fireblocks License Agreement”) wherein Fireblocks grants to Apifiny a non-exclusive, non-sublicensable, non-transferable license to access and use such Fireblocks’ software on a Software as a Service (SaaS) basis and/or mobile application, and all related documentation, manuals and training materials (“Fireblocks Service”) covered by the Fireblocks License Agreement. Unless terminated earlier by either party under certain circumstances, the Fireblocks License Agreement expires on September 30, 2022 and will be automatically renewed once for another year.

Through the Fireblocks License Agreement, Apifiny utilizes the Fireblocks platform to maintain custody, transfer and secure its customers’ digital assets used in Apifiny’s trading platforms, HEX and Apifiny Connect. Fireblocks utilizes a secure hot vault and secure transfer environment to help establish connections between wallets, exchanges, counterparties and networks. Fireblocks utilizes multi-party computation (“MPC”) protection layers to distribute private key secrets across multiple locations to ensure there is no single point of failure associated with the private keys. The use of MPC ensures private key shards are never concentrated to a single device at any point in time. As part of the Fireblocks Service, Fireblocks provides Apifiny access to certain DeFi applications and/or proof of stake networks through the Fireblocks platform. Interacting with these DeFi and staking services may require Apifiny to approve certain transactions by making changes to Apifiny’s specific Fireblocks Transaction Authorization Policy, through Fireblocks’ change request process. Only the selected authorized group members of Apifiny’s trading team, management and finance teams may submit changes to the Transaction Authorization Policy. Any changes must be approved by the workspace owner to be effected. If such changes are required, Apifiny will fill in the requested policy changes in a document provided by Fireblocks and may include explanations for these policy changes within the document. Apifiny will then submit this document via email to Fireblocks and provide justification for the policy change in the body of the email.

Apifiny utilizes the Fireblocks Policy Engine to approve transactions involving digital assets held within the Fireblocks portal. As such, administrators configure automated rules to ensure all transactions are disbursed based on the asset sent, total value of the transaction, source and destination of funds and signer requirements. All transactions initiated from Fireblocks that fail to meet Apifiny’s predefined criteria per the engine policy are automatically rejected. The Fireblocks Network utilizes secure enclave technology and data-in-motion encryption to prevent traditional vulnerabilities associated with authenticating wallet addresses. All internal wallets owned by Apifiny and external wallets for addresses of Apifiny’s customers and counterparties require multiple approvals in accordance with Apifiny’s KYC and compliance policies. Fireblocks is SOC 2 Type II certified for 2020 and undergoes a SOC 2 review on an annual basis. Fireblocks maintains an insurance policy which has coverage for technology, cyber, and professional liability and is rated “A” by A.M. Best based on the strength of the policy and has had no known security breaches or incidents reported to date. Under the Fireblocks License Agreement, Apifiny is solely responsible for maintaining insurance policies for its digital assets and/or its products, services and operations utilizing the Fireblocks platform. To that end, Apifiny maintains a Digital Asset Advisor D&O and E&O insurance policy, under which digital asset advisor professional liability is covered up to $300,000 and digital asset advisor management liability is covered up to $1,000,000. A copy of the Fireblocks License Agreement is filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, and any description thereof is qualified by reference thereto.

Apifiny and Etana entered into the Etana Custodian Agreement wherein Etana established and maintained custody accounts for the deposit of digital assets and cash accounts for the deposit of fiat currencies, in each case, as transferred to Etana by Apifiny to be held for safekeeping and managed pursuant to the order of Apifiny or under the direction or control of Etana for the account of Apifiny. The Etana Custodian Agreement took effect on September 1, 2021 and is terminable by either party by providing the other party a 90-day prior notice. Under the Etana Custodian Agreement, Etana may (i) appoint any nominees, agents or sub-custodians to perform any of Etana’s duties, (ii) deposit such digital assets in its custody in or with any custodians with SOC 2, ISO 72000, ISO 72001 or NIS 800-35 compliance, (iii) deposit such fiat currencies in its custody in or with any federally-chartered or federally-insured banks and (iv) maintain insurance with internationally reputable and creditworthy insurance carrier or financial institution for the benefit of Etana’s clients.

Etana provides Apifiny with the following insurance for any accidental incident for funds or digital currency transactions:

•        For USD, Etana uses FDIC-insured banks.

•        Fiat assets are federally insured.

•        For CAD, the CDIC insures transactions.

•        For other supported fiat currencies, the Deposit Protection Fund of the Association of German Banks secures the transactions.

Digital funds are insured from the moment they are custodied to the moment they reach their destination wallet with the counterparty. Digital wallets are insured up to $50 million.

Etana provides regulated, global custody solutions for fiat currency pairs and digital assets, including bitcoin. The Etana platform is integrated with a wide array of SOC-compliant wallets. Multiple security and insurance levels are available, from cold storage to advanced MPC technology, which creates cold wallet safety with the immediate trading access of a hot wallet. Etana’s custody solution also integrates seamlessly with Apifiny’s instant transfer of funds feature between select premier exchanges on its network, including Apifiny HEX. Instant transfers enable traders to act on the best available price, exploit more arbitrage opportunities, and improve capital utilization by cutting cross-exchange transfer times from hours and minutes to just seconds. A copy of the Etana Custodian Agreement is filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, and any description thereof is qualified by reference thereto.

On April 5, 2022, Apifiny received an email notification that Etana conducted an account review of Apifiny’s Etana account and it would be closed as of April 12, 2022. Etana did not provide any other information or reason for the account closure. Apifiny’s Etana account was closed on April 12, 2022. None of Apifiny’s customers has chosen to store their inactive funds in Etana, and no customer funds were affected by the closure of Apifiny’s account. Apifiny is continuing to evaluate the need for, and its options under, the Etana Custodian Agreement. Apifiny has also begun searching for alternative service providers in providing Apifiny’s customers with custody services for inactive funds. While alternatives are being sought, Apifiny has discontinued the option for Apifiny’s customers to store inactive funds at Etana until an alternative service provider is engaged.

KYC, AML and Transaction Monitoring Services Agreement

Apifiny (formerly known as 55 Global, Inc.) and IDM Global, Inc. (“IDM”) entered into a master agreement dated April 18, 2019 (“IDM Master Agreement”) wherein IDM provides Apifiny an access to the IDM platform where IDM renders various online risk management and compliance services (“IDM Services”) that include (i) real time fraud screening services to assist Apifiny in employing transaction security to verify authority to use a payment method with respect to internet commerce transactions from Apifiny’s customers who are utilizing any automated clearing house, credit, charge and debit cards, together with bitcoin, Ethereum and other cryptocurrencies, PayPal, Google Checkout and other commercially available offerings, as methods of payment; (ii) customer screening and KYC services such as sanction screening, out of band verification, document verification and out of wallet questioning; (iii) ALM and transaction monitoring services to evaluate transactions and aggregations of transactions for potential suspicious activities and (iv) merchant risk services such as blockchain tracing and wallet monitoring to verify that the information presented is consistent with public records, that there has not been a recorded fraudulent history and other risk indicators.

The IDM Master Agreement’s initial term expired on April 17, 2022 and automatically renews for successive one year renewal terms unless terminated for cause or either party provides a 30-day written notice of termination prior to the end of any renewal term. Apifiny’s KYC, AML and compliance framework is reliant on the IDM Services provided pursuant to this agreement, which supplement Apifiny’s internal policies and procedures. For more information on Apifiny’s compliance framework, see “Information About Apifiny — Operations — Compliance.” A copy of the IDM Master Agreement is filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, and any description thereof is qualified by reference thereto.

Customers and Strategic Relationships

As Apifiny pursues its mission of connecting cryptocurrency traders around the world to provide global liquidity, the growth of Apifiny’s customer base will be crucial to its success. Customers will trade on HEX, ExOne and Apifiny Connect and also, if they meet Apifiny’s qualification criteria, be offered the opportunity to participate in liquidity pools. Apifiny’s plans for HEX and Apifiny Connect are centered on attracting specific categories of customers and, in particular, institutional and sophisticated retail investors.

The customer acquisition strategy focuses on potential institutional customers that are (i) investment companies, (ii) financial services companies that are actively involved in the cryptocurrency market, or (iii) other companies that produce, hold or manage digital assets, such as miners or block producers and companies that hold digital assets in their corporate treasury. In the retail sphere, Apifiny focuses on attracting advanced VIP retail traders who actively manage their own digital asset portfolios. Apifiny’s business and operations are oriented to serve these types of customers who will be attracted to Apifiny’s specific value propositions reflected in the HEX and Apifiny Connect business models.

Apifiny intends to add additional features and functionality that will appeal to a broader market and maintain Apifiny’s competitiveness. Apifiny anticipates further automation of processes, building in layers of redundancy and staffing-up functions across the business to cater to a larger user base. Later, HEX and its operations may be expanded to offer features, services and support to enable Apifiny to scale up and better serve the retail mass market, including coverage of a wider range of digital assets.

Operations

Software

HEX, Apifiny Connect and ExOne were engineered largely using proprietary code written by Apifiny. As with many software projects of this size, there is also use of third-party software and libraries, including open-source software. Apifiny also relies on certain providers for services such as financial infrastructure, whose software is also integrated into Apifiny’s products.

HEX and Apifiny Connect’s designs provide, and ExOne’s design will provide, the trading interface on the web application via APIs. The main trading interface is designed to cater to varying levels of customer sophistication and demands.

As is typical with software, and especially in the fast-moving digital asset industry, Apifiny expects to make changes to all of its trading platforms generally as Apifiny iterates and improves, especially in the area of scaling up and increasing throughput to meet growing demands as the platforms gain customer traction.

Infrastructure and Custody

Customers of Apifiny’s trading platforms move assets in and out through fiat currency and digital asset gateways and transfers. Apifiny’s approach to custody provides for segregation of customer assets from Apifiny corporate assets and reduced risk concentration across all wallets forming a multi-tiered, layered security approach. For all products and services, each customer does not have a separate digital asset wallet and private key. Customer digital assets are segregated from Apifiny’s digital assets and Apifiny’s customers’ assets are segregated from one another’s using best effort for each product. Apifiny verifies the existence of digital assets held by third-party custodians as part of Apifiny’s daily operations, in addition to monthly, quarterly and annual close. These numbers are verified, reviewed and audited by Apifiny’s external auditors. In addition, no insurance provider has inspection rights over the digital assets held in storage.

Each of HEX, Apifiny Connect and ExOne is designed to provide its customers with a seamless, end-to-end cryptographically secure custody service to keep their digital assets safe. For all of Apifiny’s trading platforms, customer digital asset deposits and withdrawals are made strictly through hot wallets (digital asset storage tools that are connected online). Hot wallet assets are segregated across multiple self-managed hot wallets. Apifiny has a specialized wallet architecture that aims to secure customer and proprietary assets to the greatest extent possible. Apifiny’s hot wallets are built on Fireblocks’ infrastructure and are used as a passthrough when a customer deposits assets into connected exchanges within Apifiny’s trading platforms. These hot wallets serve as a passthrough where the funds stay for a negligible amount of time before going into a connected exchange’s wallet system. Apifiny does not hold any customer digital assets in cold wallets, because these digital assets are either with the exchanges temporarily or in the possession of custodians. Most customer funds are secured on connected exchanges, where the distribution of funds between hot/cold wallet are determined by the connected exchanges. Apifiny customers had the option to store inactive funds in Etana pursuant to the Etana Custodian Agreement. None of Apifiny’s customers has chosen to store their inactive funds in Etana, and Apifiny’s Etana account was closed on April 12, 2022. Apifiny is currently exploring alternative service providers in providing Apifiny’s customers with custody services for inactive funds. For more information on Apifiny’s relationship with Fireblocks and Etana, please see above at “Suppliers and Service Providers — Custody and Digital Asset Storage Agreements.”

As to custody practices for ExOne Plus, both fiat and digital assets stay within the systems of connected exchanges, as long as Apifiny is providing liquidity on the exchange. Assets used to provide liquidity on ExOne Plus are separated from Apifiny’s trading platforms and there is no flow between these assets and the customer assets of Apifiny’s Agency products.

As to HEX’s custody practices, Apifiny’s customers’ funds can be held at external exchanges and custodians. Unlike a typical centralized exchange, HEX does not have its own wallet system. A typical centralized exchange’s wallet system not only serves as the backbone of the exchange’s clearing and settlement infrastructure, but can also be used as a tool for the exchange to exert control over its clients’ assets. A typical centralized exchange maintains total control over a client’s assets in its wallet system and is able to transfer or freeze the client’s assets as needed, supposedly to manage the client’s buying power and other risk levels as determined under the terms of the centralized exhange. Given Apifiny’s vast network of connected exchanges and partner custodians, and to reduce operational complexity and security risks, HEX takes a different approach by utilizing its connected exchanges and custodians as the backbone of its clearing and settlement system. Apifiny believes that HEX’s innovative design is best placed to avoid creating additional fragmentation to the wallet system of existing centralized exchanges, while ensuring oversight of security risks to its clients’ assets. To ensure safekeeping of digital assets held on HEX while remaining accessible to withdrawals at short notice, Apifiny’s hot wallet custody arrangements plan to combine technological innovation with established security methodology, built on three principles: (i) attack resistance and insurability, (ii) cryptographic proofs and (iii) anti-collusion measures.

As to Apifiny Connect’s custody practices, Apifiny’s users’ funds are segregated at two levels. The first level is within Apifiny’s internal ledger, where Apifiny keeps track of each user’s balances and buying power. The second level is at the connected exchange level, where Apifiny utilizes the sub-account features provided by connected exchanges. In so doing, Apifiny achieves segregation through creating sub-accounts with each connected exchange. When Apifiny connects with an exchange, the connected exchange opens a sub-account to Apifiny for Apifiny’s agency purposes. Apifiny holds its customers’ funds on the sub-account and has direct control over the sub-account, using those funds to trade on its customers’ instructions. The sub-account opening is prescribed by agreement between Apifiny and its connected exchange. For accounts within Apifiny Connect, passthrough wallet keys are controlled using multi-party computation by Apifiny and Fireblocks, while connected exchanges control their own wallet system.

As to custody arrangements when a client uses both HEX and Apifiny Connect, a client with assets deposited on a connected exchange within Apifiny Connect can utilize the assets to place orders onto HEX, since Apifiny has control over those assets and is able to match the account’s balance to the client’s buying power. For more information on Apifiny’s relationship with Fireblocks and Etana, please see “Information About Apifiny — Suppliers and Service Providers — Custody and Digital Asset Storage Agreements.”

As to ExOne’s custody practices, traders will use their own wallets on any exchange they are about to trade on via ExOne.

As to Apifiny’s accounting policies relating to custody, the digital assets should be recognized on the financial statements of the entity that has control over the digital assets; recognizing both an asset and offsetting liability at fair market value. The customer digital assets are held in Apifiny sub-accounts at the various digital exchanges and Apifiny has legal control over the customers digital assets. Apifiny records customers’ digital assets on its balance sheet as “Digital Assets held for Customer and Digital Assets due to Customers.” per ASC 606-10-25-14: Identify the Performance Obligation in the contract, in line with Staff Accounting Bulletin 121, published by the SEC. At contract inception, an entity shall assess the goods or services promised in a contract with a customer and shall identify as a performance obligation each promise to transfer to the customer a good or service (or a bundle of goods or services) that is distinct. Apifiny has met the performance obligation of maintaining control over the digital currency of its customers.

The Apifiny User Agreement shows that Apifiny has legal custody control of customer holdings at third-parties. Apifiny informs its customers that their Apifiny Account (and any available assets held in such account) is not a bank account or a deposit account; that Apifiny holds its customers’ fiat currency deposits in one or more omnibus bank accounts at U.S. depository institutions or at non-U.S. depository institutions in segregated custodial accounts (each such account, an “Omnibus Account”); and that each Omnibus Account is: (i) in Apifiny’s name and under Apifiny’s control; (ii) separate from Apifiny’s business and operating bank accounts; and (iii) established for the benefit of Apifiny customers.

Listing Policies and Listing Committee

In order to be listed on any of Apifiny’s trading platforms, a digital asset must comply with the Listing Policy. Since 2020, Apifiny has implemented the Listing Policy as a primary means to ensure any digital assets to be listed on an Apifiny trading platform are not considered securities within the meaning of the federal securities laws. The Listing Policy establishes policies and procedures for internal evaluation and determination of initial and continued listing of digital assets on Apifiny’s trading platforms.

Pursuant to the Listing Policy and as a condition to being listed on an Apifiny platform, each digital asset is reviewed and evaluated by Apifiny’s listing committee (“Listing Committee”), which consists of four members (currently, the Chief Executive Officer (“CEO”), Compliance Officer, Chief Legal Officer and Chief Financial Officer) as designated from time to time by Apifiny’s CEO. The Committee may consider all publicly available information about a digital asset to be listed, including regulatory developments, public trading and other records, development information and information available on the blockchain, as applicable.

No digital asset is approved for initial listing unless the Listing Committee (i) evaluates each digital asset under the U.S. Supreme Court and other judicial decisions applying the definition of a security (e.g., Howey, Reves v. Ernst & Young (1990) (the assessment applied using the principles of this case, the “Howey test”)) and (ii) determines (in a risk-based judgment) that such digital asset on Apifiny’s platform would not be deemed a security pursuant to federal securities laws. The Listing Committee decisions are risk-based judgments and not a legal standard or determination binding on any regulatory body or court. After a digital asset has been approved for initial listing on Apifiny’s platform, the digital asset’s listing will remain subject to ongoing continued listing requirements, regulatory interpretations and developments, as determined and reviewed from time to time by the Listing Committee.

Additionally, as part of its listing review, the Listing Committee evaluates whether a digital asset to be listed on Apifiny’s platform has a good reputation, integrity among crypto exchanges, worldwide availability and community demand. In determining whether to list, suspend, terminate or delist any digital asset on Apifiny’s platform, the Listing Committee analyzes whether the digital asset is listed and available on the top five U.S. crypto exchanges, namely Coinbase, Gemini, Kraken, Bittrex and FTX.US. The listing of digital assets on such exchanges does not automatically ensure the Listing Committee’s favorable decision but is rather additive to the overall weight in the assessment of a digital asset’s reputation.

Compliance

Apifiny believes it has established a robust compliance framework. This includes establishing group-wide minimum standards in relation to KYC, AML, counter-terrorist financing (“CTF”), sanctions, anti-bribery, whistleblowing, personal trading and data protection requirements.

Apifiny maintains a strong culture of compliance and aligns with Apifiny’s core goal of providing a safe and trusted exchange. Its compliance policies and systems are designed to meet or exceed Apifiny’s regulatory obligations under its applicable domestic and international licenses.

Apifiny’s customers need to trust that they are interacting with authentic and verified counterparties and as such the digital asset exchange has established a comprehensive compliance program. From a customer experience point of view, Apifiny balances the desire for a seamless onboarding experience against the need for a verification process that is in line with Apifiny’s KYC/AML framework.

Apifiny has implemented a third-party surveillance solution, Identity Mind, to provide a number of services, including: (i) customer screening, (ii) transaction monitoring and (iii) blockchain tracing and wallet monitoring (to identify whether transfers of digital assets are connected to suspicious or illicit activities or parties). These solutions augment the Exchange’s internal processes and procedures, which are integrated within Apifiny operations teams and compliance functions.

In addition, with regards to Apifiny Connect, Apifiny will conduct an evaluation through its confirmation process. This evaluation enables Apifiny to confirm the legitimacy of the exchange and identify any compliance risks relating to the exchange, before Apifiny allows the connected exchange to connect to its network. Apifiny requires (i) a copy of the exchange’s operating company’s official formation or organizational document, (ii) that the address provided is verified by mail within 90 days prior to listing, (iii) proof of beneficial ownership of the company evidencing those entities or individuals owning 25% or more and (iv) if owning 25% or more, its KYC, AML, privacy and trading policies of the exchange, as well as the user and license agreements for compliance purposes.

In addition, Apifiny has in place existing policies relating to minimizing the risk posed by hard forks and airdrops. For hard forks, Apifiny will notify customers at least seven calendar days in advance of the maintenance it must perform to adapt to the hard fork. For airdrops, Apifiny provides restricted access to the airdropped tokens on Apifiny’s platform as they might be deemed as securities and Apifiny does not want to facilitate the transaction of any airdrop tokens as Apifiny is not licensed to handle securities transactions. For the year ended December 31, 2021, there was no loss relating to a hard fork or airdrop. For more information on hard forks and airdrops, see “Management’s Discussion and Analysis of Financial Condition and Results of Operation of Apifiny — Risk Management — Hard Fork and Air Drop Risks.”

Customer Service

Customer service is designed based on best industry practices and spans the entire customer lifecycle. The focus has been on developing customer support for the key likely areas of interactions including customer onboarding, deposits and withdrawals, and using Apifiny services. The systems and resources include standard operating procedures, a sophisticated ticketing system and personnel. Dedicated relationship managers from the sales team assist institutional customers who require high levels of service and who have additional requirements dictated by both internal policies and applicable regulation.

Cybersecurity

While cybersecurity is a concern in any financial market business, it is particularly critical for the digital asset space due to the irreversibility of transactions and the technical complexity of safeguarding cryptographic keys and user credentials. The issue is evident as ongoing global incidents involving the loss of assets through theft, hacking, third party vulnerabilities, unknown bugs and technology misuse or human security error comprise some of the greatest hurdles to mainstream cryptocurrency and digital asset adoption. Even among those who are actively trading, security continues to be a major consideration in choosing where and how to trade.

Apifiny’s cybersecurity strategy includes an investment in “security by design,” education and implementation and monitoring of mandatory controls. Apifiny has a dedicated security process for product development, engineering and delivery, including as related to code written by the Apifiny team, third-party software or service integrations, or other supply chain dependencies.

Within the design of HEX itself, the blockchain-at-the-core platform design places a blockchain on the critical path of significant actions, enabling HEX to cryptographically validate that what is intended to happen does so when appropriately authorized.

Apifiny’s product and engineering work is subject to regular design and code review and testing by the security and engineering teams before release. As products move into production phases, Apifiny’s security operations teams perform regular weekly vulnerability testing and remediation, threat detection and security controls monitoring. Regardless of proactive security intended to protect HEX and Apifiny Connect, new threats and vulnerabilities may emerge daily for any company providing services such as Apifiny. Finally, because Apifiny also accesses, stores, collects, uses, transmits or may otherwise process certain types of data, including personal information, Apifiny is subject to federal, state and international privacy and information security laws, rules and regulations. Accordingly, Apifiny maintains a privacy program designed to respond to consumer data subject requests or regulatory requests, in accordance with applicable laws or regulations, including the California Consumer Privacy Act as amended by the California Privacy Rights Act and regulations.

Sales & Marketing

Apifiny is consistently working to build core sales and marketing capabilities. Apifiny’s marketing and communications team includes functional expertise across multiple marketing and communication disciplines, and Apifiny continues to partner with external agencies to supplement project specific needs. To address institutional demand, Apifiny is building out an institutional sales and relationship management function and a customer relationship management platform that will assist Apifiny in managing and processing prospective and existing customer data.

Intellectual Property

The protection of Apifiny’s intellectual property and all corresponding rights throughout the world, including Apifiny’s trademarks, service marks, trade dress, logos, trade names, domain names, patents, copyrights, works of authorship (whether or not copyrightable), software, trade secrets, know-how and proprietary and other confidential information, together with all applications, registrations, renewals, extensions, improvements and counterparts in connection with any of the foregoing, are important to the success of Apifiny’s business.

Apifiny seeks to protect its intellectual property rights by filing applications in various patent, trademark and other government offices, and relying on applicable laws and regulations in the United States and internationally, as well as a variety of administrative procedures. Apifiny has sought to register its core brands as domain names and as trademarks and service marks in the United States and a large number of other jurisdictions. Apifiny also has in place a program to continue to secure, police and enforce trademarks, service marks, trade dress, logos, trade names and domain names that correspond to Apifiny’s brands in markets of interest. Apifiny has filed patent applications in the United States and plans to extend them into international jurisdictions covering certain aspects of Apifiny’s proprietary technology and new innovations. Apifiny also relies on contractual restrictions to protect its proprietary rights where appropriate when offering or procuring products and services. Apifiny has routinely entered into confidentiality and invention disclosure and assignment agreements with its employees and contractors, and non-disclosure agreements with external parties with whom Apifiny conducts business to control access to, and use and disclosure of, Apifiny’s proprietary information.

The following is a description of the material patents that Apifiny holds:

•        Apifiny holds US Patent No. 11,042,849 with the title: Adjusting Transaction Distribution Based on Predicted Open Transaction Execution Rates. This patent was issued on June 22, 2021 with the expiration date of January 30, 2040. This patent is related to a system that will allow an exchange, which executes transactions through third party exchanges, to predict actual execution rate to deal with (i) an unexposed open transaction on such third party exchange; or (ii) an exposed open transaction which is not an actual open transaction. The system accesses adjusted transaction records of open transactions from the third party systems. The adjusted available transactions list is generated by computing the adjusted unit count for each open transaction of each third party system by modifying a reported unit count of each open transaction using a predicted score generated from a predictive model. The predictive model generates the predicted score based on an analysis of differences between reported unit counts of prior executed open transactions and executed unit counts of the executed open transactions.

•        On October 14, 2021, Apifiny received notice of allowance from USPTO for issuance as a patent for its application No. 16/404,709 for invention: Trusted Tokenized Transactions in a Blockchain System. This patent is related to the structure and operation of trusted tokenized transactions through a blockchain network. This network mainly includes blockchain, a fiduciary server, user devices and an exchange server. The exchange server transfers the asset to the fiduciary server (or in another design, the exchange server may serve as the fiduciary server as well), which applies a cryptographic private key to a hash of the identification information to generate a digital signature and publish identification information per tokenization request from a user.

Apifiny generally enters into agreements with its employees and consultants that contain confidentiality provisions to control access and invention or work product assignment provisions to clarify ownership of Apifiny’s proprietary information. Intellectual property laws, procedures and restrictions provide only limited protection and any of Apifiny’s intellectual property rights may be challenged, invalidated, circumvented, infringed or misappropriated. Apifiny has employed internal policies, confidentiality agreements, encryption and data security measures to protect its proprietary information. From time to time, third parties may initiate litigation against Apifiny alleging infringement of their proprietary rights or declaring their non-infringement of Apifiny’s intellectual property rights. Apifiny has not investigated whether particular technologies Apifiny uses potentially infringe third parties’ proprietary rights nor whether there are third parties potentially infringing Apifiny’s intellectual property rights in certain technologies. For additional information regarding some of the risks relating to Apifiny’s intellectual property, including costs of protecting Apifiny’s intellectual property, see “Risk Factors — Risks Related to Apifiny’s Intellectual Property.”

Government Regulation

General

Federal and state laws and regulations apply to many key aspects of Apifiny’s business. Any actual or perceived failure to comply with these requirements may result in, among other things, revocation of required licenses or registrations, loss of approved status, regulatory or governmental investigations, administrative enforcement actions, sanctions, civil and criminal liability, private litigation, reputational harm or constraints on Apifiny’s ability to continue to operate. It is also possible that current or future laws or regulations could be enacted, interpreted or applied in a manner that would prohibit, alter or impair Apifiny’s existing or planned products and services, or that could require costly, time-consuming or otherwise burdensome compliance measures.

Summarized below are key areas and types of laws and regulations relevant to Apifiny’s business, covering financial services and products, financial crime compliance, data privacy and consumer protection. As digital assets grow in both popularity and market size, Apifiny anticipates that additional regulations and reporting obligations may be imposed by regulatory bodies around the world. Apifiny may be subject to new laws, rules, regulations and obligations requiring reporting to or registration with governmental or regulatory authorities. For example, Apifiny may be categorized as a virtual asset service provider (“VASP”) in certain jurisdictions that are currently looking to put in place VASP regulatory regimes and such laws may affect how Apifiny structures its business model. New laws and regulations may be adopted in countries where Apifiny does business or plans to do business, and existing laws and regulations may be interpreted in new ways. These legal and regulatory developments may affect Apifiny’s global business operations or restrict Apifiny’s ability to offer products or services to customers.

As the regulatory environment for digital assets is developing, Apifiny intends to put in place a regulatory horizon scanning process to identify new laws and regulations that could impact Apifiny’s business and operations.

Financial Services Licensing

Apifiny, through its subsidiary Apifiny Asset Network Inc. (“AAN”), maintains or has applied for a money transmitter license or equivalent license in each jurisdiction in which Apifiny operates that requires such a license for its activities, or Apifiny has otherwise determined (in certain circumstances, following consultation with the applicable licensing body) that a money transmitter license is not required at this time. Apifiny will comply with new license requirements as they arise. AAN is also registered as a “Money Services Business’’ with the U.S. Department of Treasury’s Financial Crimes Enforcement Network (“FinCEN”). These licenses and registrations subject Apifiny to, among other things, record-keeping requirements, reporting requirements, bonding requirements, limitations on the investment of customer funds and examination by state and federal regulatory agencies. Notwithstanding Apifiny’s existing regulatory licensing objectives, maintaining the business in evolving markets and expanding into new ones while also expanding Apifiny’s product offering means that Apifiny may have to obtain additional licenses and address the requirements of numerous regulatory regimes that are often new, changing and sometimes uncertain.

The laws and regulations applicable to virtual currency and other digital assets are evolving and subject to interpretation and change. For instance, the SEC has considered that cryptocurrencies are a “security” within the meaning of securities registration requirements and other investment protection provisions under the federal securities laws, and has pursued enforcement actions against cryptocurrency companies, including digital asset exchanges. Although the SEC has yet to issue any formal regulation on this point, the SEC has put forth guidance on overarching frameworks and relevant factors to consider. Similarly, the U.S. President’s Working Group on Financial Markets has stated that relevant authorities, including the U.S. Department of Justice, may determine that stablecoin arrangements are deposits within the meaning of the Glass-Steagall Act. Therefore, Apifiny’s virtual currency and digital asset services may become subject to regulation by other authorities and/or may subject Apifiny to additional requirements.

Financial Crime Compliance

Apifiny is subject to AML laws and regulations in the United States, including those of FinCEN, as well as laws designed to prevent the use of the financial systems to facilitate terrorist activities. Apifiny has implemented a risk-based AML program that is designed to prevent its platform from being used to facilitate money laundering, terrorist financing and other illicit activity. Apifiny’s program is also designed to prevent Apifiny’s network and other services from being used to facilitate business in countries, or with persons or entities, included on designated lists promulgated by the U.S. Department of the Treasury’s Office of Foreign Assets Controls and equivalent authorities in other countries. Sanctions laws often impose strict liability on entities and non-compliance with these laws and regulations could have a material impact on Apifiny’s business.

Apifiny’s AML compliance program consists of policies, procedures, reporting protocols, including reporting requirements for suspicious transactions, and internal controls, including the designation of a compliance officer, training for employees and a regular independent review of the program. Apifiny also employs controls such as sanctions screening, IP geo-blocking, email domain restrictions and residence checks to identify and restrict sanctioned persons or persons in sanctioned locations as customers. It is further designed to address applicable legal and regulatory requirements and to assist in managing risk associated with money laundering and terrorist financing.

In addition, Apifiny maintains AML policies and procedures related to the client onboarding process, including Customer Due Diligence (“CDD”)/KYC procedures. At the point of client onboarding, Apifiny uses a third party platform for AML and Sanctions-related scanning called IdentityMind. (For more information on Apifiny’s relationship with IdentityMind, please see “Information About Apifiny — Suppliers and Service Providers — KYC, AML and Transaction Monitoring Services Agreement.”). As part of the CDD/KYC process, Apifiny’s compliance department will reject onboarding requests from countries known to have comprehensive sanctions, namely Cuba, Iran, Crimea Region of Ukraine, North Korea, Syria and Sudan.

Apifiny’s compliance department considers the following jurisdictions “high risk” and it monitors, through IdentityMind and other transaction monitoring platforms, various Sanctions programs, including but not limited to, the following countries: Belarus, Burundi, Central African Republic, China, Democratic Republic of Congo, Iraq, Lebanon, Libya, Mali, Nicaragua, Russia, Somalia, South Sudan, Ukraine, Venezuela, Yemen and Zimbabwe.

Apifiny applies enhanced due diligence measures, as part of the onboarding process, when Institutional or Retail clients are identified as residing in or domiciled in the High Risk jurisdictions noted above.

Apifiny’s compliance department requires the following information to be collected from individual clients: (i) full legal name, (ii) residential address, (iii) date of birth, (iv) federal tax identification number (or equivalent for those outside the United States) and (v) a copy of a valid government issued identification, such as passport, visa issued by a government or driver’s license.

Apifiny’s compliance department requires the following information to be collected from institutional clients: (i) formation information, including full legal name and any “doing-business-as” names, client’s company address, date and jurisdiction of formation; (ii) federal tax ID (or non-U.S. equivalent); (iii) nature of client’s business; (iv) a copy of the client company’s official formation or organizational document, such as the articles of incorporation, certificate of formation, partnership agreement, by-laws, operating agreement or trust instrument, as applicable; (v) for address verification, Compliance requires the client company to provide a mail item within the last 90 days that lists the company and the address provided; and (vi) proof of beneficial ownership of the company evidencing those entities or individuals owning 25% or more, such as an operating agreement, partnership agreement, share registry, capitalization table, or Schedule K1.

Apifiny’s compliance department also requires the following information regarding beneficial owners (for a business entity) or general partner/investment manager or control persons: (i) a copy of the company’s official formation or organizational document, such as the articles of incorporation, certificate of formation, a government issued business license, a partnership agreement, offering memorandum or trust instrument, as applicable; (ii) address verification (mail item within the last 90 days that lists the company and the address provided); (iii) proof of the beneficial ownership of the company evidencing those entities or individuals owning 25% or more, such as an operating agreement, partnership agreement, share registry, capitalization table, or Schedule K-1; and (iv) If any individual owns, or has the rights to own, 25% or more of the entity, Apifiny’s compliance department requires the company to provide the following for each beneficial owner: (a) a copy of a valid government issued ID (passport, visa or driver’s license); and (b) address verification (mail item within the last 90 days that lists the individual and the address provided) if the address is not listed on the ID.

In addition to these CDD/KYC measures noted above, enhanced due diligence measures include: requesting additional address verification, source of funds/source of wealth, purpose of account and anticipated activity. All prospective clients are reviewed by Apifiny’s compliance department prior to onboarding; therefore, clients are not able to circumvent the blocks related to jurisdiction.

Anti-Bribery and Corruption (“ABC”)

Apifiny’s policy is to conduct business in an honest and ethical manner, and Apifiny is committed to acting professionally, fairly and with integrity in all its business dealings and relationships wherever it operates. ABC laws generally prohibit the payment of bribes to gain an unfair advantage. In order to achieve this objective, Apifiny has implemented policies and controls to detect and prevent non-compliance and to impose corresponding disciplinary procedures.

While Apifiny has put policies and controls in place to achieve compliance with its regulatory obligations, any failure to comply with the ABC laws may give rise to penalties that may have a material impact on Apifiny’s business.

Data Privacy and Information Security

Apifiny obtains personal information data with the user’s consent. Apifiny collects KYC data during the onboarding process in order to understand Apifiny’s client and who Apifiny is doing business with. The data collected is used in the process of customer onboarding and for KYC purposes. In addition, Apifiny also monitors each user’s transaction behavior data, mainly for KYC, AML, transaction risk control and compliance requirements purposes. Apifiny uses IdentityMind’s AML products to process user data to check against the AML database. For more information on Apifiny’s data collection process, see “Information About Apifiny — Government Regulation — Financial Crime Compliance.” For more information on the data collected by Apifiny’s third-party service provider, see “Information About Apifiny — Suppliers and Service Providers — KYC, AML and Transaction Monitoring Services Agreement.”

Since Apifiny collects personal data on its users, aspects of Apifiny’s operations or business are subject to privacy and data protection regulation in the United States and elsewhere. Accordingly, Apifiny publishes online privacy notices, which describe Apifiny’s practices concerning the use, transmission and disclosure of personal information. As Apifiny’s business continues to expand in the United States and internationally, and as laws and regulations continue to be passed and their interpretations continue to evolve in numerous jurisdictions, additional laws and regulations may become relevant to Apifiny. Laws and regulations increasingly seek to restrict or impose requirements around the transfer of data between jurisdictions, and these requirements may impact Apifiny. Privacy, data security and data protection laws continue to develop in the United States and internationally and may be inconsistent from jurisdiction to jurisdiction.

Securities and Financial Regulations

In some jurisdictions, liquidity pools may amount to an offering of securities or other regulated financial instruments. Apifiny will take steps to limit access to liquidity pools to only eligible customers according to the applicable laws and regulations of the relevant jurisdiction.

As digital assets have grown in both popularity and market size, various governmental organizations, consumer agencies and public advocacy groups have been examining the operations of cryptocurrency networks, users and platforms, with a focus on how to regulate cryptocurrency exchanges and service providers to ensure the safety and soundness of platforms and other service providers that hold digital assets for users. Many of these entities have called for heightened regulatory oversight and have issued consumer advisories describing the risks posed by digital assets to users and investors. Several jurisdictions have banned so-called initial coin offerings and have opined that token offerings may constitute securities offerings subject to local securities regulations. While some countries are implementing new laws to regulate cryptocurrency businesses in their jurisdictions, others are regulating cryptocurrency-related services within their existing financial regulatory regimes requiring custodians, broker dealers and financial institutions to obtain licenses where required. For example, the U.S. President’s Working Group on Financial Markets recently proposed requiring issuers of stablecoins to be insured depository institutions and providers of custodial wallets to comply with additional federal legal requirements. Similarly, the CFTC has asserted, among other things, that it has general antifraud and anti-manipulation authority over cryptocurrency markets as a commodity in interstate commerce. With increased oversight of cryptocurrency-related services in areas such as custody, payment and broking services, Apifiny expects a significant impact on where and/or how Apifiny will operate.

Marketing & Advertising Regulations

Apifiny has and will continue to engage in permitted marketing initiatives and activities to promote brand awareness and services world-wide. Such initiatives and activities are subject to laws and regulations in multiple jurisdictions including spamming laws, data privacy laws, consumer protection laws, cross-selling restrictions as well as legislation governing advertising and marketing materials and channels. As consumer appetite for digital assets matures globally, it is anticipated that new legislation or regulations will be enacted for the protection of investors. These restrictions may seek to either directly regulate the content of advertisements or, in some cases, indirectly curb their effectiveness through control of social media publicity, onshore and cross-jurisdictional marketing activities, restriction on the audience or recipients of such advertisements and other similar measures. These and other controls implemented by governments or industry groups from time to time may adversely impact the business development and growth of Apifiny and its ability to reach new consumers and enhance the experience of existing ones.

Apifiny’s marketing efforts are also subject to restrictions on the countries from which Apifiny can accept customers. Some restrictions may be addressed by obtaining relevant licenses or permissions.

Consumer protection

The Consumer Financial Protection Bureau and other federal and state regulatory agencies, including the Federal Trade Commission, broadly regulate financial products, enforce consumer protection laws applicable to credit, deposit and payments, and other similar products, and prohibit unfair and deceptive practices. Such agencies have broad consumer protection mandates, and they promulgate, interpret and enforce laws, rules and regulations, including with respect to unfair, deceptive and abusive acts and practices (“UDAAP”) that may impact or apply to Apifiny’s business. For example, under federal and state financial privacy laws and regulations, Apifiny must provide notice to consumers of its policies on sharing non-public information with third parties, among other requirements. In addition, under the Electronic Fund Transfer Act, Apifiny may be required to disclose the terms of Apifiny’s electronic fund transfer services to consumers prior to their use of the service, among other requirements.

As digital assets services are novel and innovative, there is uncertainty regarding the application of these laws and regulations to Apifiny and its services, including laws prohibiting UDAAPs. While Apifiny is committed to fair and transparent business practices, it may become the subject of regulatory scrutiny or legal challenge with respect to these laws and regulations if it engages in any unfair, deceptive or abusive acts or practices or fails to comply with applicable laws.

Employees

As of December 31, 2021, Apifiny has 66 employees and contractors in North America and Asia, 33 of whom are in the United States, with 37 staff principally engaged in technology, product and operations. None of Apifiny’s employees are represented by a labor union or covered by a collective bargaining agreement. Apifiny has never experienced a work stoppage and believes it maintains positive relationships with its employees.

Facilities

Apifiny’s primary office is located at 1675 Broadway, 35th Floor, New York, New York 10019. Apifiny also maintains an office at 61 Bukit Batok Crescent #05-05, Heng Loong Building, S658078, Singapore.

Legal Proceedings

From time to time, Apifiny may be a party to legal proceedings or subject to claims arising in the ordinary course of business. Apifiny is not currently a party to any legal proceeding that is likely to have a material adverse effect on its business, financial condition or operations.

Apifiny is currently discussing a potential settlement of a dispute arising from the sale of mining machines by Apifiny’s operating subsidiary, Apifiny Inc., to a third party pursuant to a certain Sale and Purchase Agreement dated March 25, 2021 (the “SP Agreement”). The third party alleged that Apifiny Inc. breached the SP Agreement and requested that Apifiny Inc. accept return of the mining machines. Apifiny Inc. has disputed and denied any and all allegations of breach of the SP Agreement. Nevertheless, without admitting any fault or liability, Apifiny Inc. has accepted the return of all machines and is discussing potential settlement terms with the third party. As of April 12, 2022, no claim has been filed by such third party against Apifiny or Apifiny Inc. in any court of law of any jurisdiction. Apifiny has disclosed a liability in its financial statements with respect to this matter. See “Note 9 — Other Payable” to Apifiny’s Notes to Consolidated Financial Statements for additional information concerning Apifiny’s legal proceedings.

Other than as described in the preceding paragraph, Apifiny is not aware of any other material, existing or pending legal proceedings against Apifiny, nor is Apifiny involved as a plaintiff in any material proceeding or pending litigation.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF APIFINY

You should read the following discussion and analysis of Apifiny’s financial condition and results of operations together with the “Selected Consolidated Financial Data” section of this proxy statement/prospectus and Apifiny’s consolidated financial statements and the related notes appearing at the end of this proxy statement/prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus, including information with respect to Apifiny’s plans and strategy for its business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this proxy statement/prospectus, Apifiny’s actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. In this section and unless the context otherwise requires, references to “Apifiny” refer to Apifiny Group Inc., Apifiny Inc. and all of its subsidiaries.

Overview

Apifiny is a global cross exchange digital asset trading network based on blockchain technology that leverages the latest fintech innovation to facilitate access to global financial markets. Apifiny’s mission is to create “one world” and “one market” for cryptocurrencies by simplifying the digital asset marketplace, offering traders the ability to trade anytime and anywhere. Institutional clients, market makers, hedge funds, family offices and over-the-counter desks can seamlessly trade on multiple cryptocurrency exchanges via a single interface, providing deeper liquidity and faster order fills while also sourcing superior pricing globally across connected exchanges. Apifiny seeks to transform the market friction caused by the illiquid and fragmented cryptocurrency market into opportunities for institutional clients, professional traders and digital asset exchanges and in doing so become a leading cryptocurrency-focused fintech platform that combines the benefits of technological innovation and blockchain expertise with traditional financial services.

Apifiny connects centralized financial institutions and digital asset exchanges with decentralized networks to reimagine the global liquidity and trading value chains. Apifiny’s network is designed to help digital asset traders execute global multi-exchange strategies using deep liquidity, superior price discovery, tighter spreads, higher fill rates and greater capital utilization.

Apifiny currently employs a three-pronged go-to-market strategy consisting of brand-building, account-based B2B marketing and both traditional and digital inbound marketing efforts. Utilizing its many years of financial services and fintech experience, Apifiny’s business development team targets high value institutional and retail accounts. It will continue to invest in its business development team to target and engage closely with more high frequency trading clients.

As a developing company, one-to-one, account-based business development efforts currently deliver the highest return on investment. Apifiny supplements these efforts with inbound marketing including but not limited to event marketing, social media campaigns, public relations and features in various news programs and publications, referral programs, digital advertising and search engine optimization. Apifiny has also developed a referral program that allows participants to receive 20% of the trading volume commission of the referred account, up to a cap of $1,500. As of December 31, 2021, no users had signed up for the program yet.

Apifiny’s long range plan prioritizes investment in diversified marketing strategies and channels. In general, B2B buyers typically require six to eight marketing touchpoints prior to engaging with a vendor. While some marketing efforts will not necessarily reap immediate benefits, all are considered critical to generating more touch points across more channels to increase brand awareness and establishing a strong foundational customer base.

As of December 31, 2021, Apifiny operates and manages two business segments — Mining and Market services. Market services includes Market-Making and Agency. Apifiny’s Mining operations include mining bitcoin through its mining machines. Apifiny’s Market-Making business segment features ExOne Plus. Apifiny’s Agency business segment includes two products that had been launched as of 2021: HEX and Apifiny Connect, with another product, ExOne, that is expected to be launched in the second quarter of 2022.

Mining: Mining Bitcoin

Apifiny began its mining operations in April 2021, when Apifiny acquired 2,000 S17 and S17 Pro Antminers. During Q2 2021 Apifiny acquired additional Antminers for a total investment of $10 million. Apifiny’s total fleet is presently comprised of 3,667 miners. To Apifiny’s knowledge, these miners, both in terms of aggregate hash rate and energy efficiency, are one of the most energy efficient miners available on the market in sufficient quantities to meet the needs of Apifiny and its platforms; however, advances and improvements to digital asset mining technology are ongoing and may be available in larger quantities to the market in the near future which may affect Apifiny’s perceived position.

Market services — Market-Making: ExOne Plus

Launched in November 2020, ExOne Plus is a market-making platform for digital asset exchanges that seeks to solve problems of fragmented execution, liquidity and price discovery, as applied to decentralized exchanges. For the year ended December 31, 2021, ExOne Plus had $11.3 billion proprietary trading volume across 25 exchanges.

The ExOne Plus proprietary trading team currently trades 51 cryptocurrencies across multiple exchanges with material concentrations in bitcoin and ethereum trading volume. The team traded $8.7 billion in bitcoin (BTC) and $1.9 billion in Ethereum (ETH) for the year ended December 31, 2021, and traded $0.5 billion in bitcoin and $9.3 million in ethereum for the year ended December 31, 2020.

ExOne Plus Trading Volume (USD)	Year Ended December 31, 2021	Year Ended December 31, 2020
BTC	$8.7B	$0.5B
ETH	$1.9B	$9.3M

Market services — Exchange and Agency Services: HEX and Apifiny Connect

Apifiny has launched two Agency products, HEX and Apifiny Connect. HEX is a hybrid digital asset exchange designed to integrate a regulated, externally verifiable exchange, operating a high performance central-limit-order-book matching engine, with a DeFi-based market architecture. Apifiny Connect is a digital asset trading platform that allows users to observe crossed quotes from multiple digital asset exchanges in a single platform, providing access to the global market for cryptocurrency.

Business development efforts for Apifiny Connect and HEX began in Q1 2021, and the products launched more broadly in Q2 and Q3 2021 following additional testing, quality assurance and quality control.

Trading Volume
HEX
Apifiny Connect
Active Users
Registrations
$0.5M
$0.2M
$1.0M
$0.4M
$1.2M
$0.7M
$4.7M
$7.0M
$7.5M
$21.5M
$11.9M
$40.3M
13
38
36
72
141
58
85
101
90
72
54
43
7
7
11
23
26
14
13
Jan-21
Feb-21
Mar-21
Apr-21
May-21
Jun-21
Jul-21
Aug-21
Sep-21
Oct-21
Nov-21
Dec-21

Client trading volume experienced strong growth in Q4 2021, with monthly volume peaking at $40 million in December 2021 with 13 active users. There were 43 registrations in December 2021. Registrations and client trading volume in 2021 were 803 and $97 million, respectively. We define Active Users as those who execute at least one transaction during the selected period. A user who trades on both HEX and Apifiny Connect during the same period could be counted twice. We define registrations as customers who complete the online registration process. Trading volume shown above is the USD equivalent amount of cryptocurrency that was exchanged between buyers and sellers during the selected period.

Commissions are fees charged to Apifiny Connect or HEX clients. Having only launched in 2021, Apifiny Connect and HEX currently offer promotional pricing to attract new customers; therefore, there are no material digital asset concentrations to report.

Consolidated Results of Operations

The following is a comparative discussion of Apifiny’s Consolidated Results of Operations for the years ended December 31, 2021 and 2020.

Summary Financial Performance	Years Ended December 31,		Change
	2021	2020
Revenues:
Market Services revenue	1,896,663	98,771	1,797,892
Bitcoin mining revenue	3,007,763	—	3,007,763
Total revenues	4,904,426	98,771	4,805,655

Cost and operating expenses:
Transaction fees	2,171,612	122,287	2,049,325
Cost of Bitcoin mining	3,630,452	—	3,630,452
Operating Expenses	11,547,108	5,621,428	5,925,680
Total cost and operating expenses	17,349,172	5,743,715	11,605,457

Other Income (Expense):
Other income/(loss)	1,121,730	11,248	1,110,482
Impairment losses on digital assets	(597,159)	—	(597,159)
Unrealized loss on digital asset borrowings	(202,040)	—	(202,040)
Net gain from disposal of digital assets	1,807,548	189,508	1,618,040
Total other income	2,130,079	200,756	1,929,323

Loss before income taxes	(10,314,668)	(5,444,188)	(4,870,480)
Income tax expenses	(57,190)	—	(57,190)
Net Loss	(10,371,858)	(5,444,188)	(4,927,670)
Net Loss Per Share – Diluted	(0.10)	(0.06)	(0.04)

Total Revenues

Total revenues for the year ended December 31, 2021 increased by $4.8 million versus the same period in 2020. $3.0 million of the increase can be attributed to Apifiny’s bitcoin mining segment which mined 61.58 bitcoin at 37 PH/s. Following the acquisition of Apifiny’s fleet of 3,667 miners in Q1 and Q2 2021, Apifiny used a third-party hosting service to house miners, manage operations and supply power for an initial trial period. Soon after the conclusion of the trial period in early Q3 2021, Chinese regulators banned all cryptocurrency related activity in the country. This caused turmoil in the global digital asset markets and cryptocurrency-related products and services. Subsequently there was a shortage of hosting sites available, rendering Apifiny’s miners largely inactive for much of Q3 2021. Apifiny secured alternative hosting services for a portion of its miners at the end of Q3 2021 and plans to secure additional hosting in 2022 to maximize miner productivity and reduce the number of idle miners.

$1.80 million of the $4.8 million revenue increase can be attributed to Apifiny’s Market Services segment. These are liquidity rebates earned in ExOne Plus and Apifiny Connect.

Through its Apifiny Connect and ExOne Plus products, Apifiny and its clients act as market makers at cryptocurrency exchanges globally, facilitating transactions in both liquid and illiquid markets and playing a critical role in price discovery. This contributes to the overall efficiency of markets. Liquidity rebates are incentives paid by exchanges to Apifiny for providing liquidity as a market-maker, achieving certain trading volume thresholds, and investing in certain cryptocurrency tokens. Liquidity rebates are paid in both fiat and cryptocurrency.

For the year ended December 31, 2021, liquidity rebates totaled $1.9 million including the following digital asset concentrations: $0.5 million bitcoin, $0.1 million ethereum, $0.3 million cronos, and $0.01 million gatetoken. For the year ended December 31, 2020, liquidity rebates totaled $0.1 million including $0.05 million bitcoin.

Digital Asset Concentrations	Year ended December 31,
	2021			2020
	Market Services Revenue	Bitcoin Mining Revenue	Total Revenues	Market Services Revenue
BTC	529,553	3,007,763	3,537,316	46,836
CRO	274,434		274,434	—
USDT	220,055		220,055	2,047
ETH	101,994		101,994	24
USDC	137,575		137,575	27
GT	13,236		13,236	—
Other Digital Assets	33,980		33,980
Non-Digital Assets	585,836		585,836	49,836
Total	1,896,663	3,007,763	4,904,426	98,771

Below please find the exchanges that the company has trading rebate, cash back or market maker fees as of March 1, 2022.

•        Venue A.

Apifiny has signed two agreements with Venue A. On April 2, 2021, the agreed terms were for each calendar month, the total maker volume of Apifiny on Venue A shall be no less than 10%. Market maker’s obligations apply to the product: BTC-PERPETUAL and Apifiny would get 1.5bps maker rebate and option incentives.

On March 1, 2022, Apifiny signed a new agreement with Venue A and under the terms listed in the following table:

	Designated Market Maker (Share of Currency Weighted Trading Volume)	Market Maker (Share of Currency Weighted Trading Volume)
Spot	10%	5%
USDT-margined Contract	10%	5%
Coin-margined Contract	10%	5%

•        Venue B

Apifiny has agreed with Venue B to prefer to achieve 1100BTC trading volume every month, and with 2bps maker rebate and monthly taker rebate.

•        Venue C

There is no written agreement between the Company and Venue C. However, the Company gets 1.5bps maker rebate from Venue C.

•        Venue D

The requirements for Venue D are shown in the following table:

Level	Quantity	Maximum Spread
1	1,000USD or Token equivalent combined bid and ask	20BPS
2	19,000USD or Token equivalent (in addition to level 1) combined bid and ask	75BPS

Apifiny will receive 5,000USD per trading pair every month and 20% discount offered to Venue D, if over 10 pairs.

•        Venue E

Apifiny has agreed with Venue E to prefer to achieve 3 million USD trading volume every day, and Venue E will pay 1bps maker rebate on the volume Apifiny generated as maker trading volume.

•        Venue F

Apifiny has agreed with Venue F to achieve 3 million USD trading volume every day and receive venue-issued platform tokens stacked in Apifiny’s account. Apifiny will receive 80% of trading fee paid in venue-issued platform tokens on the next day. Also, the Venue will pay 6,000USDT to Apifiny every month.

•        Venue G

Apifiny has agreed on a 1bps maker rebate with Venue G, with no specific requirement for Apifiny to meet.

•        Venue H

Apifiny has agreed the following requirements with Venue H:

Markets
Quoting KPI	BTC/USDC	BTC PERP	ETH SPOT	Other Markets
Minimum Participation Rate (per Active Day during a Qualifying Period)	80%	80%	80%	80%
Maximum Spread	20bps	20bps	20bps	20bps
Minimum Quote Size(1)	2,000 USDC

Below please find Venue H’s market maker payout program and the company will get share of the payout pool per the percentage of trading volume for each pair.

Pool Tier	Market
	BTC/USDC	BTC PERP/USDC	ETH/USDC	Other Markets(1)
A	USDl0,000	USDl0,000	USD7,500	USD7,500
B	USD17,500	USDlS,000	USDl0,000	USDl0,000
C	USD25,000	USD20,000	USDlS,000	USDlS,000
D	USD35,000	USD30,000	USD25,000	USD25,000
E	USD50,000	USD40,000	USD30,000	USD30,000

•        Venue I

Apifiny has agreed with Venue I to target 25M USD trading volume every month. Apifiny pays a 0.3% maker fee and 0.3% taker fee when trading. On the next day, Venue I will cash back 116.66667% of the maker fee and 83.33333% of taker fee back to Apifiny.

•        Venue J

Apifiny has agreed with Venue J to stake 50 Venue-issued platform currency. For every maker order filled, Apifiny will get 0.05bps maker fee rebate.

•        Venue K

This exchange updates the market maker program from time to time and below is the most recent one in December 2021.

Maker Rank	Maker Rates/bps	Rules
Tier S	(0.65)	Top 10% or Actual Maker volumes ≥ 1.5% of Platform’s Actual Maker volumes
Tier 1	(0.50)	Ranking (10% – 25%) or Actual Maker volumes ≥ 1% of Platform’s Actual Maker volumes
Tier 2	(0.20)	Ranking (25% – 75%) or Monthly Weighted Maker Trading Volume ≥ 1000 BTC
Elimination	—	Bottom 25% and Monthly Weighted Maker Trading Volume < 1000 BTC

•        Venue L

Apifiny has agreed with Venue L to prefer to achieve $15 million USD every month. Apifiny will receive a 3bps maker rebate.

•        Venue M

Venue M changes its market maker program from time to time and below please find the most recent one published in January 2022.

Type	Fees	Prerequisites	Obligation
Designated Market Maker (DMM)	VIP8	Eligible & Qualified Market Makers OR Qualified top-tier MM on other Exchanges (subjected to review) AND AUM ≥ l million USDT	Maker Volume Ranking ≥ 30%
Market Maker (MM)	VIP6	Current Trading Fee schedule ≥ VIP4 OR Qualified top-tier MM on other Exchanges (subjected to review) AND AUM ≥ 1 million USDT	Maker Volume Ranking [30%, 60%] AND Trading Fee Schedule ≥ VIP4
Trial Market Maker (TMM)	VIP4	Trading Fee schedule ≥VIP I AND AUM ≥ 200,000 USDT	Trading Fee Schedule ≥ VIP2

fee for each tier

1. Designated Market Maker (DMM)

•        Discounted Fees: VIP8

DMM	Class A		Class B		Class C
	Maker	Taker	Maker	Taker	Maker	Taker
Spot	-0.010%	0.025%	-0.012%	0.020%	0.025%	0.030%
Futures	-0.010%	0.020%	-0.010%	0.020%	/	/
Perpetual Swap	-0.010%	0.020%	-0.010%	0.020%	-0.025%	0.030%

2. Market Maker (MM)

•        Discounted Fees: VIP6

	Class A		Class B		Class C
MM	Maker	Taker	Maker	Taker	Maker	Taker
Spot	-0.005%	0.040%	-0.005%	0.020%	-0.015%	0.035%
Futures	-0.005%	0.025%	-0.005%	0.022%	/	/
Perpetual Swap	-0.005%	0.025%	-0.005%	0.022%	-0.020%	0.032%

•        Discounted Fees: VIP4

	Class A		Class B		Class C
TMM	Maker	Taker	Maker	Taker	Maker	Taker
Spot	0.000%	0.060%	0.000%	0.030%	-0.010%	0.045%
Futures	0.000%	0.025%	0.000%	0.024%	/	/
Perpetual Swap	0.000%	0.025%	0.000%	0.024%	-0.015%	0.034%

•        Venue N

Metric	Definition	Min. Obligation
Quoted Pairs	Total # of pairs for which DMM is obligated to quote on the platform	2 Major pairs OR 3 Stablecoin pairs OR 4 Alt-coin pairs
Uptime	Percentage of time DMM is quoting two-sided (bid & ask) orders within the Base Spread* for each pair	>=80%
Credit Utilization	The average percentage of the DMM’s total outstanding credit line** that is posted in the order book at any given time within the Base Spread*	>=35%
Turnover Ratio	DMM’s average daily volume divided by total outstanding credit line (in USD) calculated on a monthly basis	>=3x

Apifiny will get 1bps maker rebate from Venue N.

Cost of Bitcoin mining and Transaction fees

For the year ended December 31, 2021, bitcoin mining costs increased by $3.6 million versus the prior year, primarily due to $2.6 million depreciation of mining equipment, $0.8 million hosting expenses charged by third party hosts, $0.2 million compensation and benefits, and $4 thousand for facilities and supplies used to support Apifiny’s internal repair center. Apifiny operates its own repair center in College Station, Texas with three support staff as of December 31, 2021. Apifiny miners occasionally require repair while at third party hosting sites. These miners are sent to the Texas facility to be assessed, have parts replaced or repaired onsite by the repair staff. After being repaired, the miners are sent back to the third-party hosting site to resume mining bitcoin.

ExOne Plus proprietary and Apifiny Connect customer trading transaction fees charged by exchanges increased by $2.0 million for the year ended December 31, 2021 versus the same period in the prior year.

Operating Expenses	Years Ended December 31,		Change
	2021	2020
Compensation and benefits	5,873,987	3,324,170	2,549,817
Professional and contract services	2,351,125	1,059,302	1,291,823
Marketing and advertising	203,316	54,446	148,870
Depreciation and amortization	1,783,437	96,010	1,687,427
General and administrative	1,335,243	1,087,500	247,743
Total Operating Expenses	11,547,108	5,621,428	5,925,680

Operating Expenses

Total operating expenses for the year ended December 31, 2021 increased by $5.9 million versus the same period in 2020. $2.5 million can be attributed to increased compensation and benefits as we build out our workforce. $1.3 million was spent on additional professional and contract services primarily from legal, accounting and audit, compliance, and recruiting expenses. Marketing and advertising increased by $0.15 million. Higher depreciation and amortization contributed $1.7 million due to amortization of Apifiny’s trading platform, computer, software, and furniture. Higher general and administrative expenses contributed $0.25 due to higher rent, office supplies, and tax and license expenses.

Other Income (Expense)

Other income for the year ended December 31, 2021 increased by $1.9 million versus the same period in 2020. $1.6 million of the increase can be attributed to net gains from Apifiny’s proprietary digital asset trading through ExOne Plus. $1.1 million of the increase is due primarily to forgiveness of Apifiny’s paycheck protection program (PPP) loan. These were somewhat offset by $0.6 million impairment of digital assets related to ExOne Plus trading and bitcoin earned from Mining and $0.2 million unrealized loss on digital asset borrowings. For material concentrations in digital asset trading volume, please refer to “Market services — Market-Making: ExOne Plus”.

Gains from the sale of digital assets were $7.1 million while losses were ($5.3) million resulting in a net gain of $1.8 million for the year ended December 31, 2021. For the year ended December 31, 2020, gains from the sale of digital assets were $190 thousand greater than losses, $281 thousand versus ($92) thousand losses.

Net Gain from Disposal of Digital Assets	Year ended
	December 31, 2021	December 31, 2020
Gain from sale of digital assets	7,059,592	281,442
Loss from sale of digital assets	(5,252,044)	(91,934)
Total	1,807,548	189,508

Apifiny classifies digital assets as indefinite-lived intangible assets under ASC 350-30-35-4. Apifiny’s digital assets are initially recorded at cost. Subsequently, they are measured at cost, net of any impairment losses incurred since acquisition.

When accounting for the sale of digital assets Apifiny follows the AICPA “Accounting for and auditing of digital assets — white paper.” The guidance states that “when selling a portion of an entity’s digital asset holdings that are accounted for as indefinite-lived intangible assets the entity should track the cost of units of digital assets they obtain at different times and use this value for each unit of digital assets upon derecognition when they sell digital assets.” The guidance suggests that an entity develop a reasonable and rational methodology for identifying which units of digital assets were sold and apply it consistently. Apifiny has chosen the first-in, first-out methodology for identifying the cost of its digital assets. Apifiny follows ASC 350-10-40-1 subtopic 610-20 for its treatment of the sale of digital assets or the derecognition of a non-financial asset in a contract with a customer. Upon the sale of digital assets, Apifiny recognizes a gain or loss based on the difference between the current carrying value of the digital asset and the fair value for which the digital asset is sold.

Key Factors Affecting Apifiny’s Performance

Apifiny assumes certain risks in the normal course of its business. Additionally, risks currently unknown that Apifiny considers immaterial at present could have an impact on its day-to-day operations. Discussed below are the known key factors that could have a material impact on Apifiny’s financial performance. For additional discussion, please refer to the “Risk Factors” section.

Attractiveness of Apifiny’s Products

Apifiny generates revenue when users of its various digital asset trading products buy and sell digital assets on Apifiny’s platform. Since Apifiny charges transaction fees for the use of its products, its success depends on growing transaction volume on its trading platforms. Apifiny aims to grow its base of active and transacting users to grow this revenue stream. Since its introduction, investor interest in cryptocurrencies has steadily increased. Apifiny’s trading business depends on the continued adoption and interest in digital assets by retail and institutional investors. Any decrease in investor interest in digital assets would likely affect Apifiny’s market-making and agency business segments. In addition, Apifiny’s assumptions of internal business growth rely on continuing growth in the cryptocurrency industry. Any change from this or other macroeconomic factors could change the trajectory of Apifiny’s growth rates and future financial performance.

Apifiny’s long term growth is dependent on its ability to retain existing customers and attract new ones. Regarding customer retention, Apifiny’s business assumes that clients maintain certain monthly volumes, which is dependent on client satisfaction with Apifiny products. If Apifiny is unable to attract and retain customers with certain trading volumes, this will affect financial performance. Regarding customer acquisitions, Apifiny acquires customers through certain marketing channels. If the effectiveness of these marketing channels changes or cost of acquisition increases, client trading volumes and financial performance could differ from expectation.

Furthermore, the attractiveness of Apifiny’s products is dependent on Apifiny’s competitive advantage. Apifiny competes with other fintech companies and exchanges that provide digital asset trading products. Due to the rapid increase of investor interest in blockchain and digital assets globally, new companies and innovative technologies are constantly emerging, making the industry highly competitive. Some competitors may not be regulated to the same extent and at the same level of oversight that Apifiny is, which allows them to provide customers with additional services that are restricted by U.S. regulation and law. Apifiny believes its products to be best in class solutions to the fragmented cryptocurrency market especially related to liquidity, pricing, speed and access to global exchanges. However, competitors with similar products could draw customers away from Apifiny’s products, posing a threat to Apifiny’s expected competitive advantage.

Additionally, Apifiny’s success is dependent on Apifiny’s ability to maintain its existing partnerships and form new strategic partnerships with other digital asset trading platforms. As of January 31, 2022, Apifiny transacts with 32 global digital asset exchanges across its various products. If these digital asset exchanges changed their transaction fees or refused to maintain their transacting relationship with Apifiny, Apifiny’s expenses, business operations and net income would be adversely affected. Also, Apifiny prices its products based on the current state of cryptocurrency and international markets. If the current state of these markets changes, for example if the cryptocurrency markets were to attract more liquidity, Apifiny would need to re-evaluate its pricing which would have a material impact on financial performance and profitability.

Specifically, to the extent Apifiny is unable to grow and maintain the number of connected exchanges and/or organically grow Apifiny’s active and transacting customer base (i.e. those who buy and sell digital assets, and from whom Apifiny can earn the transaction fees paid in connection with trades of digital assets), or to the extent the cost of such growth (including Apifiny’s average customer acquisition cost) is greater than Apifiny anticipates, the corresponding growth of the business, including the increased revenue contemplated by the projections described under “Proposal No. 1 — The Business Combination Proposal — Certain Apifiny Projected Financial Information,” may occur more slowly than expected, or may not occur at all. Expanding the platform capabilities leveraged by Apifiny’s connected exchanges, as well as connecting to new digital assets exchanges, will be key to Apifiny’s business and revenue growth. Apifiny expects that revenues related to digital asset trading will be a significant driver of its market-making and agency business. The risks and uncertainties related to each such revenue generating activity are largely the same. For a more complete description of the known material risks underlying our business, please see “Risk Factors — Risks Related to Apifiny’s Business.”

Performance of ExOne Plus Proprietary Trading

Apifiny’s proprietary traders in the ExOne Plus team employ quantitative strategies to trade cryptocurrencies and their derivatives. If these strategies become less effective and the number of arbitrage opportunities decline, this will affect Apifiny’s revenue potential.

Performance of Apifiny’s mining business segment

The financial performance of Apifiny’s mining segment is dependent on Apifiny’s mining machines operating at certain productivity and efficiency levels. If mining machines require extensive repairs, break, or operate at sub-optimal efficiency, this affects the amount of bitcoin mined and earned by the company. In addition, Apifiny currently uses third-party partners to house, provide electricity, set up and help operate Apifiny miners. As of April 1, 2022, Apifiny secured hosting for 55% of its miners with Ritzer. The performance of Apifiny’s mining business segment will be vulnerable to specific disruptions affecting Ritzer’s hosting facility in Rouses Point, New York or disruptions in New York state generally, including severe weather conditions, natural disasters and any local, state, federal or other regulation that prohibits or restricts the provision of electricity to cryptocurrency mining operations such as Apifiny’s. If, due to the above or otherwise, Apifiny’s hosting costs increase significantly and Apifiny is unable to find alternative hosting partners at reasonable cost, this would have a material impact on financial performance. The remaining 45% of Apifiny’s miners are stored at Apifiny’s repair center, located in College Station, Texas, while Apifiny explores alternate hosting options. Given the concentration of Apifiny miners in two locations, Apifiny risks losing those miners due to theft, damage to the repair center, extreme heat or natural disasters. Furthermore, many hosting companies negotiate favorable terms with electricity brokers to provide power to mining farms. If electricity costs increased significantly, the expenses and profitability of Apifiny’s mining segment would be affected. Since bitcoin rewards per block are periodically reduced by half in order to control the supply of bitcoin in the market, the amount of bitcoin each miner can earn will likely steadily decline over time.

Regulations in U.S. markets

Apifiny and its products are subject to many complex, uncertain and overlapping local, state and federal laws, rules, regulations, policies and legal interpretations (collectively, “laws and regulations”) in the markets in which Apifiny operates. These laws and regulations govern, among other things, consumer protection, privacy and data protection, labor and employment, anti-money laundering, money transmission, competition and marketing and communications practices. These laws and regulations will likely have evolving interpretations and applications, particularly as Apifiny introduces new products and services and expand into new jurisdictions.

Apifiny may progressively be subject to laws and regulations relating to the collection, use, retention, security and transfer of information, including the personally identifiable information of its clients and all of the users in the information chain. Apifiny has developed, frequently evaluates and updates its compliance models to ensure that it is complying with applicable restrictions.

Apifiny continues to work with regulators to address the emerging global landscape for digital assets. As investment continues, the intersection of technology and finance will require ongoing engagement as new applications emerge. Digital assets and distributed ledger technology have significant, positive potential with proper collaboration between industry and regulators.

Nature of Expense

Apifiny expects to continue to incur expenses to develop and ultimately to operate the business. A significant component of Apifiny’s transaction expenses consists of account KYC fees, network and payment processing fees. If Apifiny is unsuccessful at managing its expenses, its operating results may be adversely affected.

Impact of COVID-19 on Apifiny’s Business

In response to the COVID-19 pandemic and for the protection of our employees, Apifiny implemented remote work arrangements. While the broader economic implications remain uncertain, the COVID-19 pandemic has, to date, not had any measurable material impact on Apifiny’s operating results and the timeline of the launch of its exchange.

Revenue

Apifiny is in the early stage of its business development and did not generate any significant revenue from the operation of our digital assets exchange as of December 31, 2021. Apifiny expects that its future revenues will come from trading and the various service fees that it will charge the customers on its exchange.

Other Income

Apifiny’s other income consists of bank interest income and the results of digital assets held for trading activity.

Going Concern

Apifiny has invested heavily in its diversified portfolio of digital asset fintech products. As a young company in a growing industry and changing market environment, we invested considerable time and money in research and development of our products that aim to solve market inefficiencies and are in line with our strategy. Apifiny has evaluated whether relevant conditions or events, considered in the aggregate, raise substantial doubt about the ability to continue as a going concern. Substantial risk exists when conditions and events, considered in the aggregate, indicate it is probable that a company will not be able to meet its obligations as they become due within one year after the issuance date of its financial statements.

Apifiny’s assessment of its ability to meet future obligations is inherently judgmental, subjective and susceptible to change. The factors that are considered important in the going concern analysis, include, but are not limited to, future cash flow and operating budget. The company does not have any debt covenants that will negatively affect its cash flow. These factors consider information including, but not limited to, financial condition, liquidity sources, obligations due within one year after the issuance date of the financial statements, the funds necessary to maintain operations and financial conditions, including negative financial trends or other indicators of possible financial difficulty.

Apifiny intends to continue to enhance its revenue from its diversified portfolio of fintech solutions, become cash flow positive and may raise funds through a public or private offering. Furthermore, the founder has provided assurances and intends to keep supporting the Company with capital contributions if it falls short of its working capital requirements for the next 12 months from the date these financial statements were issued. In addition to the above options to raise capital, management also has the ability to control or reduce cash outflows as necessary.

The company believes that its products of innovative solutions based on internally developed technology and its investments are important to establishing the foundation for long term revenue growth. These investments are usually longer term and might not necessarily result in positive returns in the period in which they are made, which may negatively affect Apifiny’s cash flow and ability to operate as a going concern in the short term.

While the company believes in the viability of its strategy to commence operations and generate sufficient revenue and in its ability to raise additional funds, there can be no assurances to that effect. The ability of the company to continue as a going concern is dependent upon the company’s ability to further implement its business plan and generate sufficient revenue and its ability to raise additional funds by way of a public or private offering.

Liquidity and Capital Resources

Capital adequacy is critically important to Apifiny. Apifiny’s balance sheet management objectives are to maintain a solid and flexible equity capital position and broaden funding sources to finance assets and meet operating requirements. Since inception, Apifiny has financed operations through equity capital injections only, with no debt issued. Our principal sources of liquidity are available cash and cash equivalents and funds generated by operating activities. As of December 31, 2021, Apifiny’s cash and cash equivalents consisted of $1.5 million deposits held at banks and 20+ global cryptocurrency exchanges denominated in more than 10 fiat currencies. Cash held as collateral at third party banks and restricted from withdrawal (restricted cash) was $186 thousand as of December 31, 2021.

For the year ended December 31, 2021, Apifiny had negative net working capital of $8.5 million. The deficit is due primarily to $5.1 million other payables from the purchase of bitcoin mining machines, $1.9 million digital assets due to customers, $1.9 million digital asset borrowings (interest free from various exchanges), and $1.7 million accounts payable and accrued expenses. As Apifiny continues to bring additional mining machines online within its existing fleet in 2022 and Apifiny’s Market Services segment continues to grow its customer base, we believe we are poised for continued positive momentum and project positive cash flow by the end of 2022. In conjunction with this strong growth, we believe our cash and cash equivalents will be sufficient to meet working capital and capital expenditure requirements for at least the next 12 months. Should operations not meet expectations and Apifiny be unable to meet its working capital requirements for the next 12 months, the founders have the wherewithal and stand ready to inject more capital as needed.

As of December 31, 2021, Apifiny’s material cash requirements included investment in its trading platform, investment in bitcoin mining machines, ExOne Plus proprietary trading capital, staff compensation and benefits, exchange transaction fees, professional and contract services, mining hosting fees and other general and administrative costs. These were funded by equity capital. Our future capital requirements will depend on multiple factors including customer adoption of Apifiny products, growth rate, effective sales and marketing, customer retention, expansion into new products and features, principal investment in different verticals, mining machine viability and productivity, hosting site availability, increasing global adoption of cryptocurrencies and blockchain technology and the global macroeconomic environment.

Apifiny’s capital strategy objectives are to support product growth particularly in Apifiny Connect, HEX, ExOne Plus, bitcoin mining and ExOne (to be launched in 2022) and retain sufficient levels of capital generated through net income to maintain a strong balance sheet. Apifiny allocates capital to our growing businesses with a projected return on risk adjusted equity in excess of costs. We maintain flexibility to shift capital across businesses as appropriate. The following table summarizes Apifiny’s cash flow for the specified periods in more detail.

Consolidated Statement of Cash Flows	Years Ended December 31,
	2021	2020
Net cash (used in) provided by operating activities	(10,127,080)	(5,605,502)
Net cash (used in) provided by Investing activities	(3,243,480)	(2,483,082)
Net cash (used in) provided by financing activities	13,065,525	9,747,044
Effect of Exchange Rate changes on cash and cash equivalents	164,736	(65,644)
Net increase (decrease) in cash and cash equivalents	(140,299)	1,592,816

Operating Activities

For the year ended December 31, 2021, net cash used in operating activities was $10.1 million. This reflects net losses of $10.4 million, non-cash adjustments of $5.6 million, including $4.3 million depreciation and amortization, $0.5 million stock-based compensation, and $0.8 million impairment loss and unrealized loss on digital asset borrowings. This was offset by $3.0 million revenue from bitcoin mining, $1.1 million PPP loan forgiveness and $1.8 million net gain from disposal of digital assets. In addition to these were $0.5 million net higher operating liabilities, due to $0.4 million higher prepaid expenses, other current assets, and other assets offset by $0.9 million higher accounts payable and accrued expenses, income tax payable, accrued payroll, and other payables.

For the year ended December 31, 2020, net cash used in operating activities was $5.6 million. This reflects net losses of $5.4 million, non-cash adjustments of $0.3 million, including $0.1 million depreciation and amortization and $0.2 million stock-based compensation. This was partially offset by $0.2 million net gain from disposal of digital assets. In addition to these were ($0.2) million net lower operating liabilities of, due to ($0.2) million net lower prepaid expenses and other assets offset by ($0.4) million net lower accounts payable and accrued expenses, accrued payroll, and other payables.

Investing Activities

For the year ended December 31, 2021, net cash used in investing activities was $3.2 million. $5.5 million is related to the purchase of bitcoin mining machines partially offset by $2.2 million net proceeds from the disposal of digital assets.

For the year ended December 31, 2020, net cash used in investing activities was $2.5 million. $2.6 million is related to capitalized internal use software development costs, $0.06 million to the purchase of equipment, somewhat offset by $0.2 million in the sale of digital assets.

Financing Activities

For the year ended December 31, 2021, net cash provided by financing activities was $13.1 million primarily due to $8.4 million capital contribution, $4.4 million issuance of common stock, $0.3 million proceeds from a related third party, partially offset by $0.02 million PPP loan repayment.

For the year ended December 31, 2020, net cash provided by financing activities was $9.7 million primarily due to $8.5 million capital contribution and $1.2 million from the PPP loan.

Critical Accounting Policies and Estimates

Our consolidated financial statements and the related notes included elsewhere in this prospectus are prepared in accordance with GAAP. The preparation of consolidated financial statements also requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs, and expenses and related disclosures. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ significantly from our estimates. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, financial condition, operating results, and cash flows will be affected.

We believe that the accounting policies described below involve a significant degree of judgment and complexity. Accordingly, we believe these are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations. For more information, please refer to note 2 to the Condensed Consolidated Financial Statements.

Termination of Variable Interest Entity (VIE) Arrangements and Other Dealings in China

Apifiny’s wholly foreign-invested enterprise in China, Beijing Xingyang Future Information Technology Limited (“Beijing Xingyang”), had a series of contractual arrangements with Beijing Apifiny Information Technology Co. Ltd (“Beijing Apifiny” or the “VIE”) and its stockholders (collectively, the “Parties”) to conduct substantially all its businesses in China through the VIE and obtain control over the VIE. Apifiny through Apifiny’s wholly owned subsidiary, Beijing Xingyang, had the (1) power to direct the activities of the VIE that most significantly affect the entity’s economic performance and (2) right to receive economic benefits of the VIE that could be significant to the

VIE. Accordingly, Apifiny was considered the primary beneficiary of the VIE and had included the VIE’s financial results of operations, assets, and liabilities in Apifiny’s consolidated financial statements as of, and for the period ended, September 30, 2021. On September 30, 2021, Apifiny exercised its option to purchase the VIE interest. The VIE structure was terminated and ceased to exist upon consummation of that purchase. Apifiny proceeded to dissolve all its subsidiaries in China in December 2021. As of January 2022, all of Apifiny’s subsidiaries in China were completely dissolved and deregistered. Apifiny no longer has any business operations in China, including Macau.

Upon dissolution and deregistration of Apifiny’s subsidiaries in China, 32 of its former China employees agreed to work as independent contractors for Apifiny to perform business development and marketing for the Asia-Pacific region and technology implementation; their respective contracts may be terminated by Apifiny anytime and replaced by closely comparable services of other individuals outside China, including Hong Kong and Macau.

Of Apifiny’s three wholly-owned subsidiaries in Hong Kong, two do not have any operations, namely Simple Fintech Securities Limited and Soulin Investment (HK) Limited. Apifiny’s wholly-owned subsidiary Simple Fintech Group Limited (HK) is a holding company for three subsidiaries, namely Harborside Fintech LTDA (Brazil), Harborside Fintech K.K. (Japan) and Simple Fintech Securities Limited (HK). Simple Fintech Group Limited (HK) provides market-making services to several crypto exchanges in various jurisdictions as follows: Bitbank (Japan), Bitso (Mexico), Deribit (Panama), EQONEX (Singapore), FTX (The Bahamas), Gate.IO (Cayman Islands) and OKCoin (United States). For the year ended December 31, 2021, the revenue from Simple FinTech Group Limited (HK) was $187 thousand of Market Services. Other income from Simple FinTech Group Limited (HK) was $554 thousand of net gains from disposal of digital assets trading. Harborside Fintech LTDA (Brazil) and Harborside Fintech K.K. (Japan) do not have any operations.

Lastly and as a Closing condition to the Business Combination, Apifiny will file applications for the registration of its ownership of all its Chinese intellectual property with the Copyright Protection Centre of China. These applications are currently in progress.

Revenue Recognition

Apifiny generates revenue from two business segments: (1) Mining; and (2) Market services, which is further broken down into proprietary digital asset trading, rebates and order fulfillment.

Revenue Recognition for Mining

Bitcoin mining earned $3.0 million for the year ended December 31, 2021. For Apifiny’s mining activities, Apifiny recognizes revenue on bitcoin awards received. For bitcoin mining revenues, Apifiny earns bitcoin by providing computing power in bitcoin transaction verification services. The provision of computing power is the only performance obligation in Apifiny’s contracts with third party pool operators. The consideration Apifiny receives in the form of bitcoin, if any, is noncash consideration. Apifiny measures the consideration received at fair value on the date the bitcoin is received. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until Apifiny successfully places a block (by being the first to solve an algorithm) and Apifiny receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component in these transactions. Fair value of the bitcoin award received is determined using the published closing price of bitcoin at the date earned.

Revenue Recognition for Market Services

For proprietary digital asset trading, Apifiny generated revenue from the spread between Buy/Sell of digital assets and rebate received from some exchanges should Apifiny meet agreed upon key performance indicators around trading volume, number of pairs, etc. There is no principal versus agent analysis performed with respect to proprietary digital asset trading operations as an agent versus principal analysis is generally only appropriate when there are three parties involved in a contract. As Apifiny exclusively trades its own assets, there is no third party to the implied contract.

Revenue from ExOne Plus proprietary trading gains are shown in the Net gain from disposal of digital assets line in Other Income, total $1.8 million in the year ended December 31, 2021 and $190 thousand in the year ended December 31, 2020.

Apifiny’s revenues from market services entail both rebates, as well as order fulfillment and routing. Apifiny executes cryptocurrency transactions in connection with its market services business segment. Upon trade execution, Apifiny earns fees from customers or rebates from exchanges. These fees are earned in both fiat currency as well as digital assets. The digital assets are not immediately converted into fiat currency upon trade execution. However, they may be converted into fiat currency at a later time if management determines that there is a need for more liquidity to fund operations. Generally, fees earned which are denominated in cryptocurrency are retained as cryptocurrency. The service connects multiple exchanges and other marketplace facilities to trade different types of digital assets. For Apifiny Connect, Apifiny recognizes revenue on (i) fees based on trading volume from its customers and (ii) rebates received from some exchanges, should Apifiny meet agreed-upon key performance indicators regarding trading volume, number of pairs, etc. For HEX, Apifiny collects fees for any transaction executed on HEX.

For fee rebates and market-making fees, Apifiny recognizes revenue when the trades placed by Apifiny are executed and Apifiny has fulfilled the obligation of the trading volume stated in the contracts and/or the standard third-party digital asset exchange user contract. If the revenues are paid in digital assets rather than legal tender, Apifiny recognizes revenue at the fair value of digital assets on the trade date. Generally, the fee and the market-making fee either has a fixed amount monthly or variable or fixed percentage to the trading volume. For commissions, Apifiny recognizes revenue when trades placed by its customers are executed according to Apifiny’s user contract.

Apifiny executes a high volume of trades in connection with its market services business segment. Accordingly, Apifiny has developed internal reports which capture all fees earned that are denominated in cryptocurrency. Apifiny periodically runs these internal exchange reports to determine the exact quantity of cryptocurrency earned in fees each day. After determining the quantity of cryptocurrency earned per day, Apifiny values all cryptocurrency earned via fee rebates and market making fees as of 23:59:59 UTC using Yahoo Finance (which pulls prices from Coinmarketcap.com) on the date that the assets are received.

The digital assets are not immediately converted into fiat currency upon trade execution and are kept in Apifiny’s account. However, they may be converted into fiat currency at a later time if management determines that there is a need for more liquidity to fund operations.

After being assigned a cost basis, the digital assets enter the pool of company digital assets. From this point forward, the digital assets will be accounted for in accordance with ASC 350, Intangibles — Goodwill and Other.

Apifiny considered whether there may be a timing difference between when the revenue is earned and when it is received. Rebates and market making fees are earned and collected simultaneously. As such, there is no timing difference between the earning date and the collection date.

Apifiny values all company controlled cryptocurrency as of 23:59:59 UTC using Yahoo Finance (which pulls prices from Coinmarketcap.com) on the date that the assets are received. This includes cryptocurrency received via mining, market making, trading, and any other source of incoming cryptocurrency. This approach is consistent with Coinbase Inc., a similar company that disclosed on their most recent 10-K that the midnight UTC convention is used (Liquidity and Capital Resources Section, Page 180).

Apifiny will present revenue earned from market services as net of associated transaction costs. Judgment is required in determining whether Apifiny is the principal or the agent in transactions between customers. Apifiny evaluates the presentation of revenue on a gross or net basis based on whether it controls the crypto asset provided before it is transferred to the customer (gross) or whether it acts as an agent by arranging for other customers on the platform to provide the crypto asset to the customer (net). Apifiny does not control the crypto asset being provided before it is transferred to the buyer, does not have inventory risk related to the crypto asset and is not responsible for the fulfillment of the crypto asset. Apifiny also does not set the price for the crypto asset as the price is a market rate established by the platform. As a result, Apifiny acts as an agent in facilitating the ability for a customer to purchase crypto assets from another customer.

For the years ended December 31, 2021 and December 31, 2020, there were no material revenues associated with the market services. This is due to the fact that Apifiny offered fee holidays to all customers over the time periods referenced. Accordingly, there is no net revenue financial statement line item. As market services revenue from HEX and Apifiny Connect becomes material, Apifiny will present this as net against associated costs in accordance with ASC 606.

For the years ended December 31, 2021 and December 31, 2020, Apifiny has generated most of its top-line revenue from exchange rebates. This revenue is included in the market service line item on the consolidated statement of operations. Exchange rebates occur at certain exchanges when Apifiny places a maker order. Generally, maker rebates are provided to Apifiny via account credits. Exchange rebates are earned from both customer trading and proprietary trading.

Apifiny accounts for these credits as revenue in accordance with ASC 606. Apifiny determined this to be the proper accounting treatment given the fact that Apifiny has no restrictions on the digital assets or fiat currency earned through exchange rebates. Similar to HEX and Apifiny Connect revenue above, Apifiny values rebates via the midnight UTC convention. Digital assets earned via rebates are held with a cost basis of $0.

With respect to exchange rebates, Apifiny considers the contract as defined by 606-10-25-2 to be between the exchange and Apifiny. There is no third party involved. Under the implied rebate contract, the performance obligation is for Apifiny to provide liquidity to the exchanges by providing maker orders. The rebate is earned regardless if customer or proprietary funds are used. Further, per the user agreement, Apifiny has no obligation to provide rebates earned with customer funds to the customer. The compensation earned (the rebate) from the exchange will be allocated to the sole performance obligation as per ASC 606-10-32-28.

As there is no third party to the implied rebate agreement, Apifiny does not consider a principal or agent analysis in accordance with ASC 606 to be necessary and Apifiny will report the revenue as gross. Further, there are no associated costs with rebate revenue as there is no transaction fee at the exchange when a rebate is given. As such, even if it were to be determined that net treatment was warranted, the revenue figure would be the same.

For the year ended December 31, 2021, liquidity rebates totaled $1.9 million including the following digital asset concentrations: $0.5 million bitcoin, $0.1 million ethereum, $0.3 million cronos, and $0.01 million gatetoken. For the year ended December 31, 2020, liquidity rebates totaled $0.1 million including $0.05 million bitcoin.

Digital Asset Concentrations	Year ended December 31,
	2021			2020
	Market Services Revenue	Bitcoin Mining Revenue	Total Revenues	Market Services Revenue
BTC	529,553	3,007,763	3,537,316	46,836
CRO	274,434		274,434	—
USDT	220,055		220,055	2,047
ETH	101,994		101,994	24
USDC	137,575		137,575	27
GT	13,236		13,236	—
Other Digital Assets	33,980		33,980
Non-Digital Assets	585,836		585,836	49,836
Total	1,896,663	3,007,763	4,904,426	98,771

Off-Balance Sheet Arrangements

As of December 31, 2021, Apifiny did not have any off-balance sheet arrangements as defined in Item 303(a)(4)(ii) of Regulation S-K and there is no material cryptocurrency that the Company provides custody services for that is not on the Company balance sheet.

Impairment of long-lived assets

Apifiny assesses potential impairments to its long-lived assets, which include property, equipment and capitalized software development costs consisting of costs incurred during the application development stage of Apifiny’s trading platform and other intangible assets, whenever events or changing circumstances indicate that the carrying amount may not be recoverable. When indicators of impairment exist, Apifiny estimates the future undiscounted cash flows expected to be generated by the asset or asset group. In the event cash flows are not expected to be sufficient to recover the recorded value of the asset, an impairment loss is measured based upon the difference between the carrying amount and the fair value of the asset.

Apifiny’s crypto assets are accounted for as intangible assets with indefinite useful lives, and are initially measured at cost. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the crypto asset at the time its fair value is being measured. We assign costs to transactions on a first-in, first-out basis.

Apifiny has selected December 31 as the date on which to perform its annual impairment tests. Apifiny also tests for impairment whenever events or circumstances indicate that the fair value of intangible assets has been impaired. No impairment of intangible assets except crypto assets was recorded during the years ended December 31, 2021 and 2020. Apifiny had no hard fork or airdrop since it started its operations. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operation of Apifiny — Risk Management — Hard Fork and Air Drop Risks.”

Share-Based Compensations and common stock valuations

Share-based payment awards for employees are measured based on the grant date fair value of the equity instrument issued and recognized as compensation costs using the straight-line method over the requisite service period. Apifiny has elected to account for forfeitures as they occur.

Apifiny uses the Black-Scholes-Merton model to estimate fair value of the stock-based payments. The model requires management to make a number of assumptions, including the fair value and expected volatility of Apifiny’s underlying common stock price, expected life of the option, risk-free interest rate, and expected dividend yield. The fair value of the underlying common stock is determined using an asset approach based on the application of an estimated cost to recreate method. The expected stock price volatility assumption for Apifiny’s stock options is determined by using a weighted average of the historical stock price volatilities of comparable companies from a representative peer group, as sufficient trading history for Apifiny’s common stock is not available. Apifiny uses historical exercise information and contractual terms of options to estimate the expected term. The risk-free interest rate for periods within the expected life of the option is based on the U.S. Treasury zero coupon bonds with terms consistent with the expected term of the award at the time of grant. The expected dividend yield assumption is based on Apifiny’s history and expectation of no dividend payouts.

Income Tax

Apifiny utilizes the asset and liability method for computing our income tax provision. Deferred tax assets and liabilities reflect the expected future consequences of temporary differences between the financial reporting and tax bases of assets and liabilities as well as operating loss, capital loss, and tax credit carryforwards, using enacted tax rates. Management makes estimates, assumptions, and judgments to determine Apifiny’s provision for income taxes, deferred tax assets and liabilities, and any valuation allowance recorded against deferred tax assets. Apifiny assesses the likelihood that its deferred tax assets will be recovered from future taxable income and, to the extent Apifiny believes that recovery is not likely, it establishes a valuation allowance.

Apifiny recognizes the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. Interest and penalties related to unrecognized tax benefits are recognized within provision for income taxes.

For U.S. federal tax purposes, crypto asset transactions are treated on the same tax principles as property transactions. Apifiny recognizes a gain or loss when crypto assets are exchanged for other property, in the amount of the difference between the fair market value of the property received and the tax basis of the exchanged crypto assets. Receipts of crypto assets in exchange for goods or services are included in taxable income at the fair market value on the date of receipt.

Apifiny considers Global Intangible Low-Tax Income (“GILTI”) based on its aggregate income from all foreign corporations and computed at the aggregate level. Apifiny reports the GILTI tax as a period cost.

Fair Value Measurements

Apifiny measures certain assets and liabilities at fair value. Apifiny defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement:

•        Level 1:    Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•        Level 2:    Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•        Level 3:    Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability

All assets and liabilities measured at fair value were either level 1 or level 2 in the periods included in this filing.

Recent Accounting Pronouncements

See Note 2 to Apifiny’s consolidated financial statements included elsewhere in this prospectus for recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the dates of the statement of financial position included in this prospectus.

Risk Management

The risks associated with digital assets include market risk (currency risk, interest rate risk and other price risk), credit risk, liquidity risk, loss of access risk, irrevocability risk and hard fork and air drop risks, and regulatory oversight risk. The policies on how to mitigate these risks are set out below. Apifiny’s management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

Credit Risk

Credit risk arises from cash, cash equivalents, digital assets and amounts due from related parties at amortized cost. Credit risk is managed on a group basis. Apifiny’s cash and cash equivalents are potentially subject to concentration of credit risk. Cash, cash equivalents and digital assets are placed with financial institutions or custodian which are of high credit quality. Apifiny also holds digital assets at custody firms and performs a regular assessment of Apifiny’s custodians as part of its risk management process.

As of December 31, 2021, the maximum exposure to credit risk is represented by the carrying amount of each financial asset. Apifiny does not provide any guarantees which would expose it to material credit risk. Apifiny’s directors consider the probability of default upon initial recognition of asset and whether there has been significant increase in credit risk on an ongoing basis during the period. To assess whether there is a significant increase in credit risk, Apifiny compares risk of a default occurring on the assets as of the balance sheet date with the risk of default as of the date of initial recognition. Among others, the following indicators are incorporated:

•        actual or expected significant adverse changes in business, financial or economic conditions that are expected to cause a significant change to the company’s ability to meet its obligations;

•        actual or expected significant changes in the operating results of the company;

•        significant changes in the expected performance and behavior of the company, including changes in the payment status of the third party.

As of December 31, 2021, Apifiny’s management considers cash and bank balances and amounts due to related parties are of low credit risk as counterparties have adequate ability to meet their contractual cash flow obligations in the near term.

Price Risk of Digital Assets

Digital asset prices are volatile and affected by various factors including global supply and demand, interest rates, exchanges rates, inflation or deflation and political and economic conditions. Supply and demand for such assets rapidly change from time to time, affected by regulations and general economic trends. A decline in market prices of digital assets could impact Apifiny’s future operations. Apifiny’s management constantly monitors the exposure in response to the market conditions.

Exposure

Digital assets that Apifiny deals with in its operating activities are digital assets such as bitcoin which can be traded in a number of public exchanges or through over-the-counter markets. Apifiny’s exposure to price risk arises from digital assets and intercompany receivables which are both measured on a fair value basis.

Liquidity Risk

Apifiny is exposed to liquidity risk on financial liabilities. It is Apifiny’s policy to regularly monitor its liquidity requirements, and to secure adequate funding and sufficient cash reserves to match with the cash flows required for working capital and investing activities.

Loss of Access Risk

The loss of access to the private keys associated with Apifiny’s digital asset holdings may be irreversible and could adversely affect future operations. Digital assets are controllable only by an individual that possesses both the unique public key and private key or keys relating to the “digital wallet” in which the digital asset is held. To the extent a private key is lost, destroyed or otherwise compromised and no backup is accessible, Apifiny may be unable to access the digital assets. It is Apifiny’s policy to conduct due diligence surrounding private key management performed by custodians as part of the onboarding process in order to mitigate this risk.

Irrevocability of Transactions

Digital asset transactions are irrevocable and if stolen or incorrectly transferred digital assets may be irretrievable. Once a transaction has been verified and recorded in a block that is added to the blockchain, an incorrect transfer or theft generally will not be reversible, and Apifiny may not be capable of seeking compensation. Apifiny seeks to mitigate risk by establishing policies and procedures to require a careful review of each transaction before execution.

Hard Fork and Air Drop Risks

Hard forks may occur for a variety of reasons including, but not limited to, disputes over proposed changes to the blockchain protocol, significant security breach or an unanticipated software flaw in the multiple versions of otherwise compatible software. In the event of a hard fork in a digital asset held by Apifiny, it is expected that Apifiny would hold an equivalent amount of the old and new digital asset following the hard fork.

Air drops occur when the promoters of a new digital asset send amounts of the new digital asset to holders of another digital asset that they will be able to claim for free.

Apifiny may not be able to realize the economic benefit of a hard fork or air drop, either immediately or ever, for various reasons. For instance, Apifiny may not have any systems in place to monitor or participate in hard forks or air drops. Therefore, Apifiny may not receive any new digital assets created as a result of a hard fork or air drop, thus losing any potential value from such digital assets.

For the year ended December 31, 2021, there was no loss relating to a hard fork or airdrop.

In addition, Apifiny has in place existing policies relating to hard forks and airdrops. For hard forks, Apifiny will notify customers at least seven calendar days in advance of the maintenance it must perform to adapt to the hard fork. For airdrops, Apifiny provides restricted access to the airdropped tokens on Apifiny’s platform as these might be deemed securities and Apifiny is unable to facilitate the transaction of any airdrop tokens because Apifiny is not licensed to handle securities transactions.

Regulatory Oversight Risk

Regulatory changes or actions may restrict the use of digital assets or the operation of digital asset networks or exchanges in a manner that adversely affects investments held by Apifiny. Apifiny consistently engages with legal counsels or regulatory advisors to understand any updates on the regulatory landscape which might impact on its digital asset holdings.

Market Risk

Interest Rate Risk

Apifiny is exposed to interest rate risk through the impact of rate changes on interest bearing financial assets. Apifiny manages its interest rate exposures by assessing the potential impact arising from any interest rate movements based on interest rate level and outlook.

Apifiny is exposed to interest rate risk in relation to cash balances deposited at financial institutions. Apifiny’s overall interest rate risk is immaterial and no sensitivity analysis is presented.

Currency Risk

Apifiny undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. Since the currencies of financial assets and financial liabilities are primarily the functional currency of the respective company, Apifiny’s overall currency risk is minimal and no sensitivity analysis is presented.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following summary unaudited pro forma condensed combined balance sheet as of December 31, 2021, and the summary unaudited pro forma condensed combined statement of operations for the years ended December 31, 2021, and 2020, presents the combination of the financial information of Apifiny and Abri after giving effect to the Business Combination and related adjustments described in the accompanying notes to the Unaudited Pro Forma Condensed Combined Financial Information, and have been prepared in accordance with Article 11 of Regulation S-X.

The summary unaudited pro forma condensed combined balance sheet as of December 31, 2021, combines the historical balance sheet of Apifiny and the historical balance sheet of Abri on a pro forma basis as if the Business Combination, summarized below, had been consummated on December 31, 2021. The summary unaudited pro forma condensed combined statement of operations for the years ended December 31, 2021 and 2020 combine the historical statement of operations of Apifiny and Abri for such period on a pro forma basis as if the transaction, summarized below, had been consummated on January 1, 2020, the beginning of the earliest period presented:

•        The merger of Apifiny and Abri, with Apifiny surviving the merger as Apifiny Group, Inc.; and

•        Upon the exchange, each outstanding share of Apifiny Common Stock will be automatically cancelled, extinguished and converted into a number of shares of Apifiny Group, Inc. Common Stock, based on Apifiny’s Equity Value and based on a conversion rate of 0.439 at December 31, 2021, and 2020, respectively.

The summary unaudited pro forma condensed combined financial information is based on and should be read in conjunction with the audited historical financial statements of each of Apifiny and Abri and the notes thereto, as well as the disclosures contained in the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Apifiny” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Abri.”

The following tables present selected pro forma information after giving effect to the Business Combination and Related Transactions presented under the following scenarios:

•        Assuming No Redemption:    This presentation assumes that no public stockholders of Abri exercise redemption rights with respect to their public shares for a pro rata share of the funds in the Trust Account.

•        Assuming Maximum Redemption:    This presentation assumes that all 5,733,920 public shares currently held by Abri public stockholders exercise their redemption rights in exchange for their pro rata share of the $57,340,207 currently held in the trust account.

The figures in the following tables are presented only as illustrative examples and are based on the scenarios described above, which may be different from the actual amount of redemptions in connection with the Business Combination.

Summary Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2021

	Pro Forma Combined (Assuming No Redemption)	Pro Forma Combined (Assuming Maximum Redemption)
Summary Unaudited Pro Forma Condensed Combined
Balance Sheet Data as of December 31, 2021
Total assets	$76,982,538	$23,536,683
Total liabilities	$11,970,768	$11,970,768
Total stockholders’ equity	$65,011,770	$11,565,915

Summary Unaudited Pro Forma Condensed Combined Statement of Operations For The Years Ended December 31, 2021 and 2020

	Pro Forma Combined (Assuming No Redemption)	Pro Forma Combined (Assuming Maximum Redemption)
Summary Unaudited Pro Forma Condensed Combined
Statement of Operations Data
Year Ended December 31, 2021
Revenue	$4,904,426	$4,904,426
Net loss per share – basic	$(0.22)	$(0.24)
Net loss per share – diluted	$(0.22)	$(0.24)
Weighted-average shares outstanding – basic	53,411,998	48,684,299
Weighted-average shares outstanding – diluted	53,411,998	48,684,299
	Pro Forma Combined (Assuming No Redemption)	Pro Forma Combined (Assuming Maximum Redemption)
Summary Unaudited Pro Forma Condensed Combined
Statement of Operations Data
Year Ended December 31, 2020
Revenue	$98,771	$98,771
Net loss per share – basic	$(0.10)	$(0.11)
Net loss per share – diluted	$(0.10)	$(0.11)
Weighted-average shares outstanding – basic	53,411,998	48,684,299
Weighted-average shares outstanding – diluted	53,411,998	48,684,299

If the actual facts are different than these assumptions, then the amounts and shares outstanding in the unaudited pro forma condensed combined financial information will be different and those changes could be material.

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA
COMBINED PER SHARE FINANCIAL INFORMATION

The following tables set forth:

•        historical per share information of Abri for the years ended December 31, 2021, and 2020;

•        historical per share information of Apifiny for the years ended December 31, 2021, and 2020; and

•        unaudited pro forma per share information of the Combined Company for the years ended December 31, 2021, and 2020, after giving effect to the Business Combination, as follows:

•        Assuming No Redemption:    This presentation assumes that no public stockholders of Abri exercise redemption rights with respect to their public shares for a pro rata share of the funds in the trust account.

•        Assuming Maximum Redemption:    This presentation assumes that all 5,733,920 public shares currently held by Abri public stockholders exercise their redemption rights in exchange for their pro rata share of the $57,340,207 currently held in the trust account.

The following tables should be read in conjunction with the summary historical financial information included elsewhere in this proxy statement/prospectus, and the historical financial statements of Abri and Apifiny and the related notes thereto that are included elsewhere in this proxy statement/prospectus. The unaudited Abri and Apifiny pro forma combined per share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and the related notes thereto included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined net income per share information below does not purport to represent the actual results of operations that would have occurred had the companies been combined during the periods presented, nor does it purport to represent the actual results of operations for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of Abri and Apifiny would have been had the companies been combined during the periods presented.

			Combined Pro Forma		Apifiny Group, Inc. Equivalent Per Share Pro Forma(2)
	Apifiny (Historical)	Abri (Historical)	Pro Forma Combined (Assuming No Redemption)	Pro Forma Combined (Assuming Maximum Redemption)	Pro Forma Combined (Assuming No Redemption)	Pro Forma Combined (Assuming Maximum Redemption)
As of and for the Year ended December 31, 2021
Book Value per share(1)	$0.12	$2.17	$1.22	$0.24	$0.54	$0.11
Weighted average shares outstanding of common stock – basic	101,606,218	1,447,964	53,411,998	48,684,299	44,631,139	44,631,139
Weighted average shares outstanding of common stock – diluted	101,606,218	1,447,964	53,411,998	48,684,299	44,631,139	44,631,139
Net loss per share of common stock – basic	$(0.10)	$(0.68)	$(0.22)	$(0.24)	$(0.09)	$(0.04)
Net loss per share of common stock – diluted	$(0.10)	$(0.68)	$(0.22)	$(0.24)	$(0.09)	$(0.04)
As of and for the Year ended December 31, 2020
Book Value per share	$0.04	$—	$0.17	$(0.92)	$0.07	$(0.40)
Weighted average shares outstanding of common stock – basic	86,523,375	—	53,411,998	48,684,299	38,005,910	38,005,910
Weighted average shares outstanding of common stock – diluted	86,523,375	—	53,411,998	48,684,299	38,005,910	38,005,910
Net loss per share of common stock – basic	$(0.06)	$—	$(0.10)	$(0.11)	$(0.04)	$(0.02)
Net loss per share of common stock – diluted	$(0.06)	$—	$(0.10)	$(0.11)	$(0.04)	$(0.02)

____________

(1)      Book value per share = (Total equity)/common shares outstanding

(2)      The equivalent pro forma basic and diluted per share data for Apifiny. Equivalent per share pro forma is calculated based on expected exchange ratio of 0.44

UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL INFORMATION

Basis of Presentation and Business Combination

The following unaudited pro forma combined condensed consolidated financial statements are based on the separate historical financial statements of Apifiny and Abri and give effect to the Merger, including pro forma assumptions and adjustments related to the Merger, as described in the accompanying notes to the unaudited pro forma combined condensed financial statements. The unaudited pro forma combined condensed balance sheet as of December 31, 2021, is presented as if the Merger had occurred on December 31, 2021. The unaudited pro forma combined condensed statement of operations for the years ended December 31, 2021, and 2020, gives effect to the Merger, as if it had been completed on January 1, 2020. The historical financial information has been adjusted on a pro forma basis to reflect factually supportable items that are directly attributable to the Merger and, with respect to the combined condensed statement of operations only, expected to have a continuing impact on consolidated results of operations.

On January 27, 2022, Abri entered into a Merger Agreement, by and among, Abri and Apifiny, pursuant to which Abri will acquire 100% of the outstanding equity securities of Apifiny. The Merger Agreement provides that Abri has agreed to acquire all of the outstanding equity interests of Apifiny for an aggregate of 45,000,000 shares of Abri common stock, par value $0.0001, and, if the Designation of Series A Preferred Stock Proposal is approved, a number of shares of Series A Preferred Stock equal to the number of shares of Common Stock to be issued to holders of Apifiny F Stock as of Closing. In addition, Abri may issue Management and Sponsor Earn-out Contingent Shares based on post-merger stock price. The Contingent Shares are not included in the pro forma financial statements due to them being contingent in nature. The terms of the Contingent Shares are as follows:

•        Management Earn-out:

•        3,000,000 Contingent Shares if the reported closing share price equals or exceeds $16.50 per share for any 20 consecutive trading days during the first 12 months after closing of the Merger;

•        3,750,000 Contingent Shares if the reported closing share price equals or exceeds $23.00 per share for 20 consecutive trading days during the first 24-month period after closing of the Merger; and

•        3,750,000 Contingent Shares if the reported closing share price equals or exceeds $30.00 per share for 20 consecutive trading days during the first 36-month period after closing of the Merger.

•        Sponsor Earn-out:

•        275,000 Sponsor Contingent Shares if the reported closing share price equals or exceeds $16.50 per share for any 20 consecutive trading days during the first 12 months after closing of the Merger;

•        350,000 Contingent Shares if the reported closing share price equals or exceeds $23.00 per share for 20 consecutive trading days during the first 24-month period after closing of the Merger; and

•        425,000 Contingent Shares if the reported closing share price equals or exceeds $30.00 per share for 20 consecutive trading days during the first 36-month period after closing of the Merger.

The Merger is expected to be accounted for as a reverse recapitalization in accordance with GAAP because Apifiny has been determined to be the accounting acquirer under ASC 805 under the no-redemption scenario. Under this method of accounting, Abri will be treated as the “acquired” company for financial reporting purposes. Accordingly, the consolidated assets, liabilities and results of operations of Apifiny will become the historical financial statements of Apifiny Group, Inc., and Abri’s assets, liabilities and results of operations will be consolidated with Apifiny beginning on the acquisition date. For accounting purposes, the financial statements of Apifiny Group, Inc. will represent a continuation of the financial statements of Apifiny with the Transaction being treated as the equivalent of Apifiny issuing stock for the net assets of Abri, accompanied by a recapitalization. The net assets of Abri will be stated at historical costs, with no goodwill or other intangible assets recorded. Operations prior to the Merger will be presented as those of Apifiny in future reports of Apifiny Group, Inc.

The unaudited pro forma combined condensed statement of operations does not include the effects of the costs associated with any integration or restructuring activities resulting from the Merger, as they are nonrecurring in nature. However, the unaudited pro forma combined condensed consolidated balance sheet includes a pro forma adjustment to reduce cash and stockholders’ equity to reflect the payment of certain anticipated Merger costs.

The following unaudited pro forma condensed combined financial information presents the combination of the financial information of Abri and Apifiny, adjusted to give effect to the Merger and other events contemplated by the Merger Agreement. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.”

The unaudited pro forma condensed combined balance sheet as of December 31, 2021, combines the adjusted balance sheet of Abri with the historical condensed consolidated balance sheet of Apifiny on a pro forma basis as if the Merger and the other events contemplated by the Merger Agreement, summarized below, had been consummated on December 31, 2021.

The unaudited pro forma condensed combined statement of operations for the years ended December 31, 2021, combines the historical unaudited statement of operations of Abri for the period March 18, 2021 (inception) through December 31, 2021, with the historical unaudited condensed consolidated statement of operations of Apifiny for years ended December 31, 2021, and the twelve-months ended December 31, 2020 represents the historical audited statement of operations of Apifiny, giving effect to the transaction as if the Merger and other events contemplated by the Merger Agreement had been consummated on January 1, 2020.

The unaudited pro forma condensed combined financial information was derived from and should be read in conjunction with the following historical financial statements and the accompanying notes, which are included elsewhere in this proxy statement/prospectus:

•        the historical audited financial statements of Abri as of and for the period of March 18, 2021 (inception) through December 31, 2021

•        the historical audited consolidated financial statements of Apifiny as of and for the year ended December 31, 2021, and

•        the historical audited consolidated financial statements of Apifiny as of December 31, 2020,

•        other information relating to Abri and Apifiny included in this proxy statement/prospectus, including the Merger Agreement and the description of certain terms thereof set forth thereof and the financial and operational condition of Abri and Apifiny (see “Proposal No. 1 — The Merger Agreement,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Abri,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Apifiny.”

Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The pro forma adjustments reflecting the consummation of the Business Combination are based on certain currently available information and certain assumptions and methodologies that Abri believes are reasonable under the circumstances. The unaudited condensed combined pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments, and it is possible the difference may be material. Abri believes that its assumptions and methodologies provide a reasonable basis for presenting all the significant effects of the Business Combination based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the Combined Company. The unaudited pro forma condensed combined financial information should be read in conjunction with the historical financial statements and notes thereto of Abri and Apifiny.

The unaudited pro forma condensed combined information contained herein assumes that Abri’s stockholders approve the Business Combination. Abri’s public stockholders may elect to redeem their public shares for cash even if they approve the Business Combination. Abri cannot predict how many of its public stockholders will exercise their right to have their shares redeemed for cash; however, we are assuming maximum redemption of the 5,733,920 shares subject to redemption in the preparation of the pro forma condensed combined financial statements. The Merger Agreement provides that consummating the Business Combination is conditional on having a net tangible assets of at least $5,000,001; however, the Company’s net tangible asset value would not fall below this amount even with considering the maximum redemption scenario.

As a result of the Business Combination, Abri will acquire Apifiny subject to the terms of the Merger Agreement, holders of Apifiny Common Stock immediately prior to the effective time of the Merger will be entitled to receive 45,000,000 fully paid and non-assessable shares of Abri common stock for which the allocation of such shares is to be allocated to the holders of Apifiny as determined by the Company and, if the Designation of Series A Preferred Stock Proposal is approved, each holder of Apifiny F Stock will be entitled to receive a number of shares of Series A Preferred Stock equal to the number of shares of Common Stock to be issued to such holder.

The following table sets forth, on a pro forma unaudited as adjusted basis, as of December 31, 2021, giving effect to the Merger:

	Shares Outstanding
	Number	Percent
Apifiny stockholders	45,000,000	85.8%

Abri stockholders	7,461,998	14.2%

Totals	52,461,998	100%

Apifiny Group, Inc. and Abri SPAC I, Inc.
Unaudited Pro Forma Condensed Combined Balance Sheet
(In thousands), except per share amounts
As of December 31, 2021

	As of December 31, 2021				As of December 31, 2021			As of December 31, 2021
	Apifiny (Historical)	Abri (Historical)	Transaction Accounting Adjustments (Assuming No Redemption)		Pro Forma Combined (Assuming No Redemption)	Transaction Accounting Adjustments (Assuming Maximum Redemption)		Pro Forma Combined (Assuming Maximum Redemption)
ASSETS
Current assets:
Cash and cash equivalents	$1,495	$155	$57,340	A	$55,316	(53,666)	H	$1,650
			(2,174)	B
			(1,500)	C
Other current assets	81	—	—		81	—		81
Deferred offering costs	417	—	—		417	—		417
Other receivable	351	—	—		351	—		351
Prepaid expenses	318	322	—		640	—		640
Total current assets	2,662	477	53,666		56,805	(53,666)		3,139
Non-current assets:
Cash and securities held in trust account	—	57,340	(57,340)	A	—	—		—
Restricted cash	186	—	—		186	—		186
Digital assets	3,401	—	—		3,401	—		3,401
Digital assets held for clients	1,894	—	—		1,894	—		1,894
Intangible assets, net	6,855	—	—		6,855	—		6,855
Other assets	4	—	—		4	—		4
Equipment, net	8,058	—	—		8,058	—		8,058
Total non-current assets	20,398	57,340	(57,340)		20,398	—		20,398
TOTAL ASSETS	23,060	57,817	(3,674)		77,203	(53,666)		23,537

LIABILITIES, TEMPORARY EQUITY AND STOCKHOLDERS’ EQUITY
Accounts payable and accrued expenses	1,720	689	—		2,409	—		2,409
Warrant liability	—	171	(171)	G	—	—		—
Embedded derivatives	36	—	—		36	—		36
Income tax payable	44	—	—		44	—		44
Digital assets due to customers	1,894	—	—		1,894	—		1,894
Digital asset borrowings	1,859	—	—		1,859	—		1,859
Customer custodial funds due to customers	15	—	—		15	—		15
Due to related party	217	—	—		217	—		217
Other payable	5,133	—	—		5,133	—		5,133
Accrued payroll and employee benefits	255	—	—		255	—		255
Total current liabilities	11,173	860	—		11,862	—		11,862
Non-current liabilities:
Long-term loan	111	—	—		111	—		111
Deferred underwriting fee	—	1,500	(1,500)	C	—	—		—
Total non-current liabilities	111	1,500	(1,500)		111	—		111
Total liabilities	11,284	2,360	(1,671)		11,973	—		11,973

	As of December 31, 2021				As of December 31, 2021			As of December 31, 2021
	Apifiny (Historical)	Abri (Historical)	Transaction Accounting Adjustments (Assuming No Redemption)		Pro Forma Combined (Assuming No Redemption)	Transaction Accounting Adjustments (Assuming Maximum Redemption)		Pro Forma Combined (Assuming Maximum Redemption)
COMMITMENTS AND CONTINGENCIES
Temporary equity:
Common stock subject to possible redemption	—	52,323	(52,323)	D	—	—		—

Stockholders’ equity (deficit):
Class A Common Stock	1	—	—	F	1	—		1
Class F Common Stock	9	—	(10)	F	(1)	—		(1)
Common stock	—	—	5	F	6	—		6
			1	D
Additional paid-in capital	32,735	4,262	52,321	D	89,067	(53,666)	H	35,401
			(1,128)	E
			6	F
			171	G
			700	B

Other comprehensive income	129	—	—		129	—		129
Accumulated deficit	(21,098)	(1,128	1,128	E	(23,972)	—		(23,972)
			(2,874)	B
Total stockholders’ equity	11,776	3,134	50,320		65,230	(53,166)		11,564
TOTAL LIABILITIES, TEMPORARY EQUITY AND STOCKHOLDERS’ EQUITY	23,060	57,817	(3,674)		77,203	(53,166)		23,537

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The pro forma adjustments included in the unaudited pro forma condensed combined balance sheet as of December 31, 2021, are as follows:

(A)    Reflects the reclassification of marketable securities to cash under the no redemption scenario.

(B)    Represents preliminary estimated direct and incremental transaction costs to be incurred. These costs are accounted for as a reduction in the combined cash account with a corresponding reduction in APIC consistent with the treatment described in SEC Staff Accounting Bulletin Topic 5.A.

(C)    Reflects the settlement of the deferred underwriting fee being paid from cash and cash equivalents.

(D)    Reflects the reclassification of common stock subject to possible redemption to permanent equity.

(E)    Represents recapitalization of Abri’s historical accumulated deficit.

(F)    Represents recapitalization of historical amounts.

(G)    Represents the reclassification of the Abri pre-Merger private warrant liability to equity due to the terms of the private warrants being identical to the public warrants upon the completion of the Merger.

(H)    Represents maximum redemption of the 5,733,920 Abri shares subject to redemption under the maximum redemption scenario.

Apifiny Group, Inc. and Abri SPAC I, Inc.
Unaudited Pro Forma Condensed Combined Statement of Operations
(In thousands, except per share amounts)
For the year ended December 31, 2021

	For the Year Ended December 31, 2021	From March 18, 2021 (inception) through December 31, 2021		For the Year Ended December 31, 2021		For the Year Ended December 31, 2021
	Apifiny (Historical)	Abri (Historical)	Transaction Accounting Adjustments (Assuming No Redemption)	Pro Forma Combined (Assuming No Redemption)	Transaction Accounting Adjustments (Assuming Maximum Redemption)	Pro Forma Combined (Assuming Maximum Redemption)
Revenue:
Revenue	$4,904	$—	$—	$4,904	$—	$4,904
Operating costs and expenses:
Compensation and benefits	5,874	—	—	5,874	—	5,874
Cost of crypto mining	3,630	—	—	3,630	—	3,630
Professional and contract services	2,351	—	—	2,351	—	2,351
General and administrative	5,494	1,135	—	6,629	—	6,629
Total operating costs and expenses	17,349	1,135	—	18,484	—	18,484

Loss from operations	(12,445)	(1,135)	—	(13,580)	—	(13,580)
Other income (expense):
Other income	1,117	—	—	1,117	—	1,117
Interest expense	(17)	—	—	(17)	—	(17)
Interest income	19	1	(1)	19	—	19
Net gain from digital asset trading	1,808	—	—	1,808	—	1,808
Net gain from disposal of subsidiaries	2	—	—	2	—	2
Unrealized losses from digital asset borrowings	(202)	—	—	(202)	—	(202)
Impairment losses on digital assets	(597)	—	—	(597)	—	(597)
Change in fair value of warrant liability	—	6	—	6	—	6
Total other income (expense)	2,130	7	(1)	2,136	—	2,136
Net loss before income taxes	(10,315)	(1,128)	(1)	(11,444)	—	(11,444)
Income tax provision	(57)	—	—	(57)	—	(57)
Net loss	$(10,372)	$(1,128)	$(1)	$(11,501)	$—	$(11,501)
			Assuming Minimum Redemptions	Assuming Maximum Redemption
Weighted common shares outstanding – basic	101,606,218	1,447,964	53,411,998	48,684,299
Weighted common shares outstanding – diluted	101,606,218	1,447,964	53,411,998	48,684,299
Basic net (loss) income per share	$(0.10)	$(0.68)	$(0.22)	$(0.24)
Diluted net (loss) income per share	$(0.10)	$(0.68)	$(0.22)	$(0.24)

Apifiny Group, Inc. and Abri SPAC I, Inc.
Unaudited Pro Forma Condensed Combined Statement of Operations
(In thousands, except per share amounts)
For the year-ended December 31, 2020

	For the Year Ended December 31, 2020			For the Year Ended December 31, 2020		For the Year Ended December 31, 2020
	Apifiny (Historical)	Abri (Historical)	Transaction Accounting Adjustments (Assuming No Redemption)	Pro Forma Combined (Assuming No Redemption)	Transaction Accounting Adjustments (Assuming Maximum Redemption)	Pro Forma Combined (Assuming Maximum Redemption)
Revenue:
Revenue	$99	$—	$—	$99	$—	$99
Operating costs and expenses:
Compensation and benefits	3,324	—	—	3,324	—	3,324
Professional and contract services	1,059	—	—	1,059	—	1,059
General and administrative	1,360	—	—	1,360	—	1,360
Total operating costs and expenses	5,743	—	—	5,743	—	5,743

Loss from operations	(5,644)	—	—	(5,644)	—	(5,644)
Other income (expense):
Other income	22	—	—	22	—	22
Interest expense	(11)	—	—	(11)	—	(11)
Net gain from digital asset trading	190	—	—	190	—	190
Total other income (expense)	201	—	—	201	—	201
Net loss	(5,443)	—	—	(5,443)	—	(5,443)
Income tax provision	—	—	—	—	—	—
Net loss	$(5,443)	$—	$—	$(5,443)	$—	$(5,443)
			Assuming Minimum Redemptions	Assuming Maximum Redemptions
Weighted common shares outstanding – basic	86,523,375	—	53,411,998	48,684,299
Weighted common shares outstanding – diluted	86,523,375	—	53,411,998	48,684,299
Basic net income (loss) per share	$(0.06)	$—	$(0.10)	$(0.11)
Diluted net income (loss) per share	$(0.06)	$—	$(0.10)	$(0.11)

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The were no material pro forma adjustments included in the unaudited pro forma condensed combined statement of operations for the years ended December 31, 2021, and 2020.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1.      Basis of Presentation and Accounting Policies

The Merger is expected to be accounted for as a reverse recapitalization in accordance with GAAP because Apifiny has been determined to be the accounting acquirer under ASC 805 under the no-redemption scenario. Under this method of accounting, Abri will be treated as the “acquired” company for financial reporting purposes. Accordingly, the consolidated assets, liabilities and results of operations of Apifiny will become the historical financial statements of Apifiny Group, Inc., and Abri’s assets, liabilities and results of operations will be consolidated with Apifiny beginning on the acquisition date. For accounting purposes, the financial statements of Apifiny Group, Inc. will represent a continuation of the financial statements of Apifiny with the Transaction being treated as the equivalent of Apifiny issuing stock for the net assets of Abri, accompanied by a recapitalization. The net assets of Abri will be stated at historical costs, with no goodwill or other intangible assets recorded. Operations prior to the Merger will be presented as those of Apifiny in future reports of Apifiny Group, Inc.

Upon consummation of the Merger, the Combined Company will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the Combined Company.

2.      Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The adjustments in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an illustrative understanding of Apifiny Group, Inc. upon consummation of the Merger in accordance with GAAP. Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial information are described in the accompanying notes.

The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and is not necessarily indicative of the operating results and financial position that would have been achieved had the Merger occurred on the dates indicated, and does not reflect adjustments for any anticipated synergies, operating efficiencies, tax savings or cost savings. Any cash proceeds remaining after the consummation of the Merger and the other related events contemplated by the Merger Agreement are expected to be used for general corporate purposes. The unaudited pro forma condensed combined financial information does not purport to project the future operating results or financial position of Apifiny Group, Inc. following the completion of the Merger. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial information and are subject to change as additional information becomes available and analyses are performed. Abri and Apifiny have not had any historical relationship prior to the transactions. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

The unaudited pro forma condensed combined financial information contained herein assumes that the Abri stockholders approve the Merger. Pursuant to its existing charter, Abri will provide stockholders the opportunity to redeem the outstanding shares of common stock for cash equal to their pro rata share of the aggregate amount on deposit in the Trust Account, which holds the proceeds of Abri’s IPO, as of two business days prior to the consummation of the transactions contemplated by the Merger Agreement (including interest earned on the funds held in the Trust Account, net of taxes) upon the closing of the transactions contemplated by the Merger Agreement.

The level of redemptions assumed in the unaudited pro forma condensed combined balance sheet and statements of operations are based on the assumption that there are no adjustments for the outstanding Public Warrants issued in connection with the IPO as such securities are not exercisable until the later of the completion of an initial business combination and August 12, 2022.

The following summarizes the pro forma shares of Apifiny Group, Inc. Common Stock issued and outstanding immediately after the Merger (in thousands), presented under the above scenarios:

	Assuming No Redemption		Assuming Maximum Redemption
	Shares	%	Shares	%
Apifiny Stockholders	45,000	84.3%	45,000	92.4%
Abri Stockholders	8,412	15.7%	3,684	7.6%
Pro Forma Common Stock at December 31, 2021(1)	53,412	100.0%	48,684	100.0%

____________

(1)      The table does not include 5,000,000 of Public Warrants, 295,000 of the Private Placement Warrants, and 295,000 representative warrants.

If the actual facts are different than these assumptions, then the amounts and shares outstanding in the unaudited pro forma condensed combined financial information will be different and those changes could be material.

Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial statements are described in the accompanying notes. The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and are not necessarily indicative of the operating results and financial position that would have been achieved had the Merger occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial statements do not purport to project the future operating results or financial position of Apifiny Group, Inc. following the completion of the Merger. The unaudited pro forma adjustments represent Apifiny Group, Inc. management’s estimates based on information available as of the dates of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed.

The pro forma basic and diluted income per share amounts presented in the unaudited pro forma condensed combined statements of operations are based upon the number of the Combined Company’s shares outstanding, assuming the Business Combination occurred on January 1, 2020.

3.      Income (loss) per share

Represents the income per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2020. As the Business Combination and related equity transactions are being reflected as if they had occurred at the beginning of the periods presented, the calculation of weighted average shares outstanding for basic and diluted net income per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entirety of all periods presented.

	For the Year Ended December 31, 2020	For the Year Ended December 31, 2020
	Assuming No Redemption	Assuming Maximum Redemption
Pro forma net loss	$(5,444,188)	$(5,444,188)
Weighted average shares outstanding of common stock – basic	53,411,998	48,684,299
Weighted average shares outstanding of common stock – diluted	53,411,998	48,684,299
Net income per share attributable to common stockholders – basic	$(0.10)	$(0.11)
Net income per share attributable to common stockholders – diluted	$(0.10)	$(0.11)

	For the Year Ended December 31, 2021	For the Year Ended December 31, 2021
	Assuming No Redemption	Assuming Maximum Redemption
Pro forma net loss	$(11,500,769)	$(11,500,769)
Weighted average shares outstanding of common stock – basic	53,411,998	48,684,299
Weighted average shares outstanding of common stock – diluted	53,411,998	48,684,299
Net loss per share attributable to common stockholders – basic	$(0.22)	$(0.24)
Net loss per share attributable to common stockholders – diluted	$(0.22)	$(0.24)

4.      Subsequent Event

On March 8, 2022, Abri issued the First Working Capital Note to Abri Ventures I, LLC (the “Sponsor”) where the Sponsor agreed to loan Abri an aggregate principal amount of $300,000. On April 1, 2022, Abri issued the Second Working Capital Note to the Sponsor where the Sponsor agreed to loan Abri an aggregate principal amount of $500,000. The Working Capital Notes was issued to fund working capital of Abri. The Working Capital Notes are non-interest bearing and all outstanding amounts under the Working Capital Notes will be due on the date on which initial business combination is consummated, the Maturity Date. If a business combination is not consummated, and there are insufficient funds to repay the Working Capital Notes, the unpaid amounts would be forgiven. All or a portion of the amounts outstanding under the Working Capital Notes may be converted on the Maturity Date into units at a price of $10.00 per unit at the option of the Sponsor. The units would be identical to the Abri’s outstanding Private Units that were issued to the Sponsor in the Private Placement. The Working Capital Notes contain customary events of default, including, among others, those relating to Abri’s failure to make a payment of principal when due and to perform any other obligations that is not timely cured after written notice of such default from the Sponsor.

COMPARATIVE SHARE INFORMATION

The following table sets forth the historical comparative share information for Abri and Apifiny on a stand-alone basis and the unaudited pro forma combined share information for the years ended December 31, 2021 and 2020, after giving effect to the Business Combination, assuming (i) no Abri stockholders exercise redemption rights with respect to their shares of Common Stock upon Closing; and (ii) Abri stockholders exercise their redemption rights with respect to a maximum of 5,733,920 shares of Common Stock. This leads to a total maximum redemption value of $57.3 million calculated by multiplying the maximum of 5,733,920 shares of Common Stock by the redemption price of approximately $10.0 per share. The estimated per share redemption value of $10.00 was calculated by dividing the amount of $57.3 million in the Trust Account as of December 31, 2021, by the 5,733,920 total shares of Common Stock. Furthermore, a provision within the Merger Agreement that requires a cash closing balance of $5,000,001 for Abri as a condition to Closing was considered. This requirement leads to a calculated potential redemption value of $47.8 million calculated as the difference between the balance of $57.3 million in the Trust Account as of December 31, 2021 and the cash closing requirement amount of $9.5 million.

This information is only a summary and should be read together with the selected historical financial information summary included elsewhere in this proxy statement/prospectus, and the historical financial statements of Abri and Apifiny and related notes that are included elsewhere in this proxy statement/prospectus. The unaudited pro forma combined per share information of Abri and Apifiny is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement/prospectus.

The unaudited pro forma combined earnings per share information below does not purport to represent the earnings per share which would have occurred had the companies been combined during the periods presented, nor earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of Abri and Apifiny would have been had the companies been combined during the periods presented.

	Apifiny (Historical)	Abri (Historical)	Pro Forma Combined (Assuming Minimum Redemptions)	Pro Forma Combined (Assuming Maximum Redemptions)
As of and for the Year Ended December 31, 2021
Book value per share(1)	$0.12	$2.17	$1.22	$0.24
Net loss per non-redeemable share – basic and diluted(2)	(0.10)	(0.68)	(0.22)	(0.24)
Weighted average non-redeemable shares outstanding – basic and diluted	101,606,218	1,447,964	53,411,998	48,684,299
Net income per redeemable share – basic and diluted	—	—	—	—
Weighted average redeemable shares outstanding – basic and diluted	—	—	—	—
As of and for the Year Ended December 31, 2020
Book value per share(1)	$0.04	$—	$0.17	$(0.92)
Net loss per non-redeemable share – basic and diluted(2)	(0.06)	—	(0.10)	(0.11)
Weighted average non-redeemable shares outstanding – basic and diluted	86,523,375	—	53,411,998	48,684,299
Net income per redeemable share – basic and diluted	—	—	—	—
Weighted average redeemable shares outstanding – basic and diluted	—	—	—	—

____________

(1)      Book value per share = Total stockholders’ equity (deficit)/Total basic (or diluted) outstanding shares.

(2)      Historical net loss per share and weighted average shares outstanding for Abri are based on the period from March 18, 2021(Inception) through December 31, 2021.

ABRI’S DIRECTORS AND EXECUTIVE OFFICERS

Current Directors and Executive Officers

Abri’s directors and executive officers are as follows as of the Record Date:

Name	Age	Position
Jeffrey Tirman	57	Chairman of the Board of Directors and Chief Executive Officer
Nima Montazeri	44	Executive Vice President, Chief Operating Officer and Director
Christopher Hardt	55	Chief Financial Officer
Peter Bakker	67	Vice President of Business Analytics
Amy Wall	46	Vice President
John Wepler	52	Director
Joseph Schottland	50	Director
Nadine Watt	52	Director

Jeffrey Tirman is Chairman of our Board of Directors and Chief Executive Officer. Mr. Tirman has over 30 years of international investment and corporate management experience, specializing in discrete corporate transactions, senior corporate strategy development and management, turnarounds, and restructurings (operational and financial). Since beginning his career, Mr. Tirman has executed and structured several complex international corporate transactions both on behalf of independent shareholders and as primary shareholder. Mr. Tirman has also negotiated, executed and participated in numerous types of transactions, including public listings, spin-offs, administration proceedings, organizing and leading creditor committees, corporate rationalizations, acquisitions and divestitures, and balance sheet refinancing, as well as analyzing and executing numerous debt and equity investments and capital structure arbitrage positions. Mr. Tirman founded Abri Advisors Ltd, in Bermuda in 2016 and Abri Advisors (UK) Ltd. in the United Kingdom in 2020 to invest across a variety of asset classes, and to provide corporate advisory services focused on corporate turnarounds and restructuring. Mr. Tirman is also the managing member and a director of Abri Ventures 2, LLC, and chief executive officer of Abri Sponsor Company Ltd, and Abri Advisors, Inc., both private equity holding companies. Mr. Tirman also serves as the managing member and a director of Abri Ventures I, LLC, our Sponsor. Since January 2016, Mr. Tirman had been the Chairman and CEO, and still serves as CEO of Elan d.o.o., based in Slovenia, and sits on the boards of several Elan subsidiaries. Since May 2019, Mr. Tirman has been the CEO and Director of Luxembourg-based KJK Sports S.A. and sits on the boards of several holdings thereunder including Tahe Outdoors based in France and Estonia, Baltic Vairus based in Lithuania, and Leader 96 based in Bulgaria. As of June 30, 2021, these companies employed more than 3,000 people and generated revenues in excess of €350 million. Mr. Tirman is charged with leading the operational and financial restructuring of these companies with the aim of increasing operational efficiency, financial performance and transparency, along with the implementation of standardized business practices and transparent corporate governance principles.

From 2009 through 2014, Mr. Tirman was an adjunct professor of Advanced Corporate Finance for the Master of Sciences in Finance (MScF) program at l’Ecole des Hautes Etudes Commerciales (HEC) in Lausanne, Switzerland, which is a joint effort between l’Université de Lausanne (UNIL), Ecole Polytechnique Fédérale de Lausanne (EPFL) and the Federal Swiss Banking and Finance Institute. From 2011 through 2013, Mr. Tirman was also a guest lecturer on Credit Markets and Credit Risk for the Asset and Wealth Management Executive MBA (AWEMBA) program at the HEC, which was a joint program between University of Lausanne and the Tepper School of Management at Carnegie Mellon University, in Pennsylvania, USA. Mr. Tirman’s lectures focused on risk assessment and analysis. Mr. Tirman holds an MBA in Corporate Tax & Accounting from Tulane University and a BA in Economics & Finance at the University of Arkansas.

Nima Montazeri is our Executive Vice President, Chief Operating Officer and Director. Mr. Montazeri has more than 21 years of experience in corporate finance and is experienced in matters related to financing public and private companies. Mr. Montazeri has substantial experience in structuring complex financing instruments and private placements for small and mid-cap public companies, including working with many companies to design and implement operational and management restructuring plans. Mr. Montazeri is also the chief operating officer of Abri Advisors Ltd, in Bermuda, and Abri Advisors (UK) Ltd. Mr. Montazeri has advised numerous small and mid-cap companies on growth strategies with a focus on international business development and expansion. Since March 2017, Mr. Montazeri has been a general partner at Brown Stone Capital, LP., focused on investment management. Previously, from 2008 to 2017, Mr., Montazeri was a Managing Director at Floyd Associates, Inc., leading management and financial consulting efforts and investing across multiple asset classes. Since 2012, Mr. Montazeri has been an active money manager focused on equity, fixed income, real estate, and derivative strategies. Mr. Montazeri has assisted several clean energy and automotive solution companies with their capital development efforts by organizing access to strategic sources of capital, as well as advising on new and expanding markets. Furthermore, he played an instrumental role in raising international capital for a California based concentrated solar power company. In 2003 he led an innovative technology transfer program from NASA’s Jet Propulsion Laboratory which resulted in the development of a novel biological detection instrument. Mr. Montazeri has an extensive network of international investment and finance relationships providing access to a variety of transactions and differentiated investment opportunities, along with a robust capital raising network.

Furthermore, Mr. Montazeri is the author of several research reports related to clean energy, defense, counter terrorism, and natural resources. As an economist, he has conducted extensive research on international trade, openness, and the resulting impact on economic growth. Mr. Montazeri’s research covered the analysis of thousands of historical bilateral trade figures in an attempt to discover statistically significant correlations between openness to trade and real economic growth. Mr. Montazeri holds a BA with honors in Economics from the University of British Columbia and a Master’s in Finance and Accounting from the London School of Economics and Political Science.

Christopher Hardt, our Chief Financial Officer and a director of the Company, has more than 30 years of Big 4 audit, compliance, reporting and international corporate advisory experience. Mr. Hardt recently retired from PwC LLP where he was an audit partner since 2000. Mr. Hardt is also the chief financial officer of Abri Advisors Ltd, in Bermuda, and Abri Advisors (UK) Ltd. Mr. Hardt has been based previously in PwC’s offices in London, England, Lausanne, Switzerland and Tokyo, Japan in addition to several offices in the United States. During his tenure at PwC, he was a lead partner on several large multinational audit clients in the Consumer Markets, Technology, Media, Automotive, Banking and Insurance industries and has conducted business in over 40 countries. Mr. Hardt has also served as a leader in PwC’s SEC Services group in the firm’s National Office where he was responsible for oversight of both foreign and domestic registrant client SEC filings including both debt and equity IPOs. In his prior roles at PwC, Mr. Hardt has extensive experience with companies preparing to go public including the financial statement and internal controls requirements of The Sarbanes-Oxley Act, interacting with the SEC and the financial reporting implications of executing growth strategies involving mergers and acquisitions. Mr. Hardt also has many years of experience interacting with public company boards of directors and their audit/finance committees. Mr. Hardt is an investor and adviser to Cavan & Co LLC, an early-stage American made lifestyle apparel brand. Mr. Hardt holds a BA in Business Administration from Furman University and is a CPA licensed in Ohio, Georgia and New Jersey. Mr. Hardt serves on the President’s Advisory Council of Furman University and is a member of the Parents Board at The Georgia Institute of Technology.

Peter Bakker is our Vice President of Business Analytics. Mr. Bakker has more than 30 years of experience in high-yield debt finance, portfolio management, secured lending, and SME trade finance. Mr. Bakker has been a Vice President at Abri Advisors Ltd. since June 2019, focused on corporate evaluation and M&A. From January 2015 to June 2019, Mr. Bakker was the Chief Risk Officer at Channel Capital Advisors, where he oversaw risk management. Mr. Bakker has extensive knowledge of credit analysis and debt service capacity of corporate borrowers; the turnaround/workout/recovery process; financial restructuring; valuation and analysis of highly levered and distressed capital structures; and arranging financing for SME’s. Mr. Bakker’s extensive international experience includes bank lending to finance leveraged buyouts, distressed investing on behalf of institutional clients, advising a leading Canadian hedge fund on its leveraged loan portfolio, and managing risk and workouts for a European FinTech platform providing financing to SME’s. He has also directly led the restructuring of several distressed SME’s, and he has raised significant leveraged acquisition financing and arranged several pre-pack bankruptcies in order to facilitate financial restructuring. Mr. Bakker holds an MBA in Business Administration from the Tuck School of Business at Dartmouth University and an MS in Economics from Erasmus University.

Amy Wall, our Vice President of Operations, has more than 20 years of experience in financial controlling, international operations, and back-office administration. Mrs. Wall has been VP of Operations for Abri Advisors Ltd. since its founding in 2016, where she manages all corporate organizational matters as well as financial reporting and controlling. From 2013 to 2016, Mrs. Wall was the financial accountant and controller for FCA/SEC regulated Rhodium Capital based in London. From 1998 to 2016, Mrs. Wall served as the financial accountant, controller and back-office operations manager for SEC regulated Talisman Capital. Mrs. Wall and Mr. Tirman have worked together since 1998.

John Wepler serves as a director on our board. As Chairman and Chief Executive Officer of Marsh, Berry & Co., Inc. and CEO of the wholly-owned FINRA registered broker/dealer MarshBerry Capital, Inc., Mr. Wepler’s leadership and industry experience has benefited many insurance industry professionals in an insurance career spanning nearly three decades. He has been a vital resource in mergers and acquisitions (M&A), having personally advised on more than 250 insurance-related M&A transactions since joining MarshBerry in 1991. Mr. Wepler’s stewardship in the insurance industry has positioned him over the years as a sought-after adviser and chairperson for a range of organizations. He currently serves as an adviser to the board for the Worldwide Broker Network. Previous board positions include the Chairman of the Board of the Midwest Division of the Insurance Industry Charitable Foundation (IICF), the IICF’s national Board of Governors, Independent Insurance Agents & Brokers of New York, the American Bankers Insurance Association and adviser to the Disabled Veterans Insurance Careers (DVIC) Board. Mr. Wepler is an in-demand industry speaker because of his extensive knowledge in organic growth management, valuation enhancement strategies, business planning, perpetuation, financial management and M&A. He is often a keynote speaker at insurance carrier elite meetings, national conferences and leadership forums, including Council of Insurance Agents & Brokers conferences, Chubb Wharton Executive Leadership Training, Selective Executive Symposiums and S&P Global Market Intelligence investment workshops. With extensive experience in all facets of insurance business planning, from organic growth to perpetuation, Mr. Wepler’s skill set allows for designing innovative, progressive strategies that help owners as they work to realize their business goals and life’s dreams. Mr. Wepler holds an MBA from Kent State University and a Bachelor’s degree in Finance from Ohio University.

Joseph Schottland serves as a director on our board. Mr. Schottland has more than 20 years of experience in investment management and corporate consulting. Mr. Schottland has a demonstrated history of working in the investment management industry with strong entrepreneurship and expertise in corporate valuation, business strategy, management consulting, financial modelling and restructuring. Since February 2021, Mr. Schottland has been the CEO of AMWCO LLC, a residential real estate FinTech platform. Since January 2016, Mr. Schottland has also been a partner at Innovatus Capital Partners, a private equity firm focused on investing in growth, disruptive and distressed opportunities. From 2011 until the end of 2015, Mr. Schottland was a Partner at McKinsey & Co. where he focused on restructuring, strategy and advisory work, including the American Airlines bankruptcy and its subsequent merger with US Airways. From 2004 until 2010, he was a Senior Managing Director at Seabury Group, providing strategic and operational advisory and investment banking services to the aviation and aerospace industries. Prior to that. Mr. Schottland was at Bain & Co. Mr. Schottland holds an MBA in Corporate Strategy and Finance from Columbia Business School and a BS in Economics and American History from New York University.

Nadine Watt serves as a director on our board. Since December 2019, Ms. Watt has served as CEO of Watt Companies. She oversees the day-to-day activities and strategic planning for all commercial investment activities including acquisitions, development, and asset management for the Watt Companies’ 6 million-square-foot portfolio. Ms. Watt has served on the Board of Directors of Fisker, Inc. since June 2020. Fisker, Inc. is an eco-friendly electric vehicles manufacturer. Ms. Watt served as President of Watt Companies from 2011 to 2019. In 2011, she led a strategic reorganization of the company that moved the firm beyond traditional property management and leasing to a focus on acquisitions and real estate development, as well as joint venture opportunities. Ms. Watt played a key role in launching Watt Companies’ acquisition division — Watt Investment Partners — that now actively invests $60 million in a variety of property types across the Western United States., Ms. Watt is a member of the University of Southern California Board of Governors and the Sol Price School of Public Policy Board of Councilors and serves on the Executive Committee of the Lusk Center for Real Estate as well as the USC Associates Board of Directors. She was the first woman to be named Chair of the Los Angeles Business Council, a position she still holds. She is a Board Member of Visionary Women and the City of Hope Los Angeles Real Estate & Construction Industries Council. Ms. Watt received the Century City Citizen of the Year award in 2017 and the EY Entrepreneur of the Year award in 2018. A graduate of Georgetown University School of Foreign Service, Ms. Watt also holds a Master of Arts degree from the School of Cinematic Arts at the University of Southern California. The past performance of our management team, or advisor or their respective affiliates is not a guarantee either (i) of success with respect to any business combination we may consummate or (ii) that we will be able to identify a suitable candidate for our initial business combination. No member of our management team has had management experience with special purpose acquisition corporations in the past. You should not rely on the historical record of our management team’s or advisor’s or their respective affiliates’ performance as indicative of our future performance.

Audit Committee

Our Audit Committee has been established in accordance with Section 3(a)(58)(A) of the Exchange Act and consists of Messrs. Wepler and Schottland, and Ms. Watt, each of whom are independent directors and are “financially literate” as defined under the Nasdaq listing standards. Our Board has determined that Mr. Schottland qualifies as an “audit committee financial expert,” as defined under rules and regulations of the SEC.

The audit committee’s duties, which are specified in our Audit Committee Charter, include, but are not limited to:

•        reviewing and discussing with management and the independent auditor the annual audited financial statements, and recommending to the board whether the audited financial statements should be included in our Form 10-K;

•        discussing with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of our financial statements;

•        discussing with management major risk assessment and risk management policies;

•        monitoring the independence of the independent auditor;

•        verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

•        reviewing and approving all related-party transactions;

•        inquiring and discussing with management our compliance with applicable laws and regulations;

•        pre-approving all audit services and permitted non-audit services to be performed by our independent auditor, including the fees and terms of the services to be performed;

•        appointing or replacing the independent auditor;

•        determining the compensation and oversight of the work of the independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

•        establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies; and

•        approving reimbursement of expenses incurred by our management team in identifying potential target businesses.

Compensation Committee

Our Compensation Committee consists of Mr. Wepler, and Ms. Watt, each of whom is an independent director. Pursuant to our Compensation Committee charter, the functions of the Compensation Committee include, but not limited to:

•        reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer based on such evaluation;

•        reviewing and approving the compensation of all of our other executive officers;

•        reviewing our executive compensation policies and plans;

•        implementing and administering our incentive compensation equity-based remuneration plans;

•        assisting management in complying with our proxy statement and annual report disclosure requirements;

•        approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

•        if required, producing a report on executive compensation to be included in our annual proxy statement; and

•        reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Nominating Committee

We do not have a standing nominating committee, though we intend to form a corporate governance and nominating committee as and when required to do so by law or Nasdaq rules. In accordance with Rule 5605(e)(2) of the Nasdaq rules, a majority of the independent directors may recommend a director nominee for selection by the board of directors. The board of directors believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. Messrs. Wepler and Schottland, and Ms. Watt will participate in the consideration and recommendation of director nominees. In accordance with Rule 5605(e)(1)(A) of the Nasdaq rules, all such directors are independent. As there is no standing nominating committee, we do not have a nominating committee charter in place.

The board of directors will also consider director candidates recommended for nomination by our stockholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of stockholders (or, if applicable, a special meeting of stockholders). Our stockholders that wish to nominate a director for election to the Board should follow the procedures set forth in our bylaws.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our stockholders.

Employment Agreements

Abri has not entered into any employment agreements with its executive officers, and has not made any agreements to provide benefits upon termination of employment.

Executive Officers and Director Compensation

None of our officers has received any cash compensation for services rendered to us. We have agreed to pay an affiliate of our Chief Executive Officer a total of $10,000 per month for office space and certain office and secretarial services. However, this arrangement is solely for our benefit and is not intended to provide our Chief Executive Officer compensation in lieu of a salary. Upon completion of our initial business combination or our liquidation, we will cease paying these monthly fees. No other compensation of any kind, including any finder’s fee, reimbursement, consulting fee or monies in respect of any payment of a loan, will be paid by us to the Sponsor, officers and directors, or any affiliate of the Sponsor or officers, prior to, or in connection with any services rendered in order to effectuate, the consummation of our initial business combination (regardless of the type of transaction that it is). However, these individuals will receive reimbursement for any out-of-pocket expenses incurred by them in connection with activities on our behalf, such as identifying potential target businesses, performing business due diligence on suitable target businesses and business combinations as well as traveling to and from the offices, plants or similar locations of prospective target businesses to examine their operations. There is no limit on the amount of out-of-pocket expenses reimbursable by us provided, however, that to the extent such expenses exceed the available proceeds not deposited in the Trust Account, such expenses would not be reimbursed by us unless we consummate an initial business combination. Our audit committee will review and approve all reimbursements made to the Sponsor, officers, directors or their respective affiliates, with any interested director abstaining from such review and approval.

DIRECTORS AND EXECUTIVE OFFICERS OF APIFINY

In this section and unless the context otherwise requires, references to “Apifiny” refers to Apifiny Group Inc. prior to Closing.

Directors and Executive Officers

The following table sets forth information regarding Apifiny’s executive officers and directors, including their ages as of January 15, 2022:

Name	Age	Position
Haohan Xu	26	Chairperson of the Board and Chief Executive Officer
Erez Simha	57	Director, President and Chief Financial Officer
Laurence N. Charney	74	Independent Director
Timothy Murphy	60	Independent Director
Samuel Shen	57	Independent Director

Haohan Xu — Chairperson of the Board and Chief Executive Officer.     Mr. Xu is the Founder and has been the Chairperson of the Board and Chief Executive Officer of Apifiny since its inception in August 2018. From July 2019 to June 2021, he served as a director of Mercurity Fintech Holding Inc. (Nasdaq: MFH), a digital fintech group powered by blockchain technologies. Mr. Xu is also the Chief Executive Officer (since December 14, 2020) and Director (since January 3, 2022) of Roxe Inc., a leading global payment network powered by blockchain technology to help individuals and businesses realize fast and low-cost cross-border remittances; Director (since January 3, 2022) of Roxe Holding Inc., the holding company of Roxe Inc.; and Chief Executive Officer of Amazon Capital, Inc., a fintech research and investment firm, since October 13. Mr. Xu holds a Bachelor of Science degree in Operations Research and Computer Science from Columbia University.

Erez Simha — Director, President and Chief Financial Officer.    Mr. Simha has been the President and Chief Financial Officer of Apifiny since January 2021 and a Director since May 2021. Mr. Simha directed all aspects of executive leadership, financial stewardship, accounting, financial planning and analysis, and operations at Mercurity Fintech Holding Inc. (Nasdaq: MFH) as its President and Chief Financial Officer from August 2020 to June 2021 and at Roo Inc. as its Chief Operating Officer and Chief Financial Officer from May 2019 to August 2020. From May 2017 to March 2019, Mr. Simha served as Chief Operating Officer and Chief Financial Officer of Just Inc., a food-tech products producer and distributor, where he directed all aspects of executive leadership, financial stewardship, accounting, financial planning and analysis, legal, information technology, product and subsidiaries and operations within food-tech consumers products in a hyper growth environment. From November 2011 to July 2017, he served as Chief Operating Officer and Chief Financial Officer of Stratasys Ltd. (Nasdaq: SSYS), an American-Israeli leading manufacturer of 3D printers and 3D production systems with global operations, and directed all aspects of executive leadership, financial stewardship, accounting, FP&A, operations (manufacturing supply chain purchasing, quality control) and other corporate functions. Mr. Simha received his Bachelor of Science in Economics and Accounting degree and Master in Business Administration and Finance degree from Tel Aviv University. He is a certified public accountant licensed to practice in Israel.

Laurence N. Charney — Director.    Mr. Charney has been a member of Apifiny’s board of directors and the chairman of its audit committee since May 2021. He has been serving as an independent director and audit committee chairman of TG Therapeutics, Inc. (Nasdaq: TGTX) since April 2012 and as a director and audit committee chairman of Kenon Holdings Ltd. (NYSE: KEN). Mr. Charney has over 40 years of professional experience in auditing, accounting, GAAP and SEC reporting in global public and private companies. Since 2007, Mr. Charney has served as a business strategist and financial advisor to boards of directors, senior management and investors of various early stage ventures, private businesses and small to mid-cap public corporations across consumer products, energy, technology, media and entertainment sectors. He was also a director and audit committee chairman and compensation committee member of Pacific Drillings S.A. from March 2011 to November 2018, upon its emergence from Chapter 11, Marvel Entertainment, Inc. from July 1, 2007 to November 31, 2009 when it was sold to The Walt Disney Company and Iconix Brand Group, Inc. from June 2011 to August 2013. From 1970 to 2007, Mr. Charney was a senior audit partner and senior adviser at Ernst & Young, LLP where he retired as a practice leader in its Americas Quality and Risk Management Group. Mr. Charney holds a Bachelor of Business Administration degree from Hofstra University and an Executive Masters in Business Administration degree from Columbia University.

Timothy Murphy — Director.    Mr. Murphy has been a member of Apifiny’s board of directors and the chairman of its compensation committee since May 2021. He has over 35 years of professional experience in operations, security, compliance and regulatory strategy in private and public sectors, and is a recognized leader in the business, cyber, intelligence and global law enforcement communities. Mr. Murphy serves as President and Chief Executive Officer of Consortium Networks, a cybersecurity and networking company recognized by CIO Review in 2020 as one the most promising enterprise security solution providers. He was President of Thomson Reuters Special Services, LLC (TRSS), a wholly-owned subsidiary of Thomson Reuters Corporation (NYSE: TRI), from 2015 to 2019 and currently serves as Chairman of the TRSS Board since 2019. Mr. Murphy led the growth of TRSS’ revenue by 300% during his tenure as the company grew from 30 to over 200 employees, including a new data science line of business. He is a member of the boards of directors of Western Union and sitting as chairman of its compliance committee since 2020, and The Ferris Foundation since 2015. He is also a member of the audit committee of Ferris State University since 2018 and as an advisor to Glilot Capital Partners since 2015. Mr. Murphy spent 23 years serving at the Federal Bureau of Investigation (FBI) and rose from the ranks to Deputy Director until his retirement in 2011. During his tenure at the FBI, Mr. Murphy held a number of operational positions in a variety of field offices nationwide, investigating matters from counterterrorism to cyber and organized crime, as well as serving as the FBI’s Chief Financial Officer from 2007 to 2008 and Chief Operating Officer from 2008 to 2010. Mr. Murphy holds a Bachelor of Science degree from Ferris State University and was awarded an Honorary Doctorate in Public Service from Ferris State University in 2019.

Samuel Shen — Director.    Mr. Samuel Shen has been a member of Apifiny’s board of directors since May 2021. Mr. Shen has over 20 years of professional experience in global public and private technology and internet companies. He is the Chief Executive Officer of 21VNET Group, Inc. (Nasdaq: VNET), a leading carrier and cloud-neutral internet data center services provider and the Executive Chairman at Neolink Group Inc., a subsidiary of 21VNET Group, Inc. since May 2021. Mr. Shen also serves as an independent director at Mercurity Fintech Holding (Nasdaq: MFH) since July 2020. In 2020, Mr. Shen co-founded Apurimac Partners Inc., a private investment firm with a focus on digital real estate and edge computing industries. From 2017 to 2020, Mr. Shen was President of JD Cloud, a public cloud provider in China and a wholly owned subsidiary of JD.com, Inc. (Nasdaq: JD). Mr. Shen worked at Microsoft through various leadership roles at the company headquarters and international subsidiaries from 1993 to 2017 where he was Chief Operating Officer from 2012 to 2017 and Managing Director of the Cloud & Enterprise Group of Microsoft Asia-Pacific Research & Development Group from 2014 to 2017. Mr. Shen holds a Bachelor of Science in Chemistry degree from National Tsing Hua University, a Master of Science degree in Computer Science from University of California, Santa Barbara and a certificate for attending an executive program in 2001 at Northwestern University Kellogg School of Management.

Number and Terms of Office of Officers and Directors

Apifiny’s board of directors consists of five members. The number of directors is fixed from time to time by resolution of a majority of the members of the board of directors or the stockholders of Apifiny holding at least a majority of the voting power of Apifiny’s outstanding stock then entitled to vote at an election of directors. Each director holds office until the next annual meeting of stockholders and until such director’s successor is elected and qualified, or until such director’s earlier death, resignation or removal. Any director may resign at any time upon written notice to Apifiny.

Apifiny’s officers are appointed by its board of directors and serve until such person’s successor is appointed or until such person’s earlier resignation, death or removal. Any number of offices may be held by the same person. Apifiny’s board of directors is authorized to appoint persons to the offices set forth in its bylaws as it deems appropriate. Apifiny’s bylaws provide that its officers shall consist of a Chief Executive Officer, a Secretary and a Treasurer and may consist of such other officers, including a President, a Chief Financial Officer, a Chief Technology Officer and one or more Vice Presidents as may be from time to time appointed by Apifiny’s board of directors. Apifiny’s board of directors may empower the Chief Executive Officer to appoint any officer other than the Chairperson of the Board, the Chief Executive Officer, the President, the Chief Financial Officer or the Treasurer.

Executive Compensation

Apifiny maintains employment agreements with its named executive officers. Each of Apifiny’s executive officers receives a base salary to compensate them for services rendered to Apifiny. The base salary is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, position and responsibilities.

Apifiny and Mr. Xu entered into an employment agreement, effective as of August 1, 2019, engaging Mr. Xu as Chief Executive Officer for an annual base salary of $58,500. Apifiny and Mr. Simha entered into an employment agreement, effective as of March 5, 2021, engaging Mr. Simha as Chief Financial Officer for an annual base salary of $400,000 with an eligibility to receive an annual prorated performance bonus up to 60% of his respective base salary, as well as equity incentive grants as determined by Apifiny’s board of directors in its sole discretion. Apifiny and Howard Steinberg entered into an employment agreement, effective as of May 11, 2021, engaging Mr. Steinberg as Chief Legal Officer for an annual base salary of $240,000 with an eligibility to receive an annual performance bonus of up to $48,000.

Family Relationships

There are no family relationships between any of the directors or executive officers.

Involvement in Certain Legal Proceedings

None of Apifiny’s directors or executive officers has been involved in any events requiring disclosure under Item 401(f) of Regulation S-K.

Board Composition

Director Independence

Apifiny’s board of directors currently consists of five members. Apifiny’s board of directors has determined that all of its directors, other than Mr. Xu and Mr. Simha, qualify as “independent” directors in accordance with the rules of the SEC and the Nasdaq Listing Rules, which Apifiny has adopted as its independence standards. Mr. Xu and Mr. Simha are not considered independent because each is an executive officer of Apifiny. Under the Nasdaq Listing Rules, the definition of independence includes a series of objective tests, such as that the director is not, and has not been for at least three years, one of Apifiny’s employees and that neither the director nor any of his or her family members has engaged in various types of business dealings with Apifiny. In addition, as required by the Nasdaq Listing Rules, Apifiny’s board of directors will make a subjective determination as to each independent director that no relationships exist that, in the opinion of Apifiny’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, Apifiny’s board of directors will review and discuss information that will be provided by the directors with regard to each director’s relationships as they may relate to Apifiny and its management.

Leadership Structure of the Board

Apifiny’s bylaws and corporate governance guidelines provide its board of directors with flexibility to combine or separate the positions of Chairperson of the board of directors and Chief Executive Officer.

Apifiny’s board of directors has concluded that its current leadership structure is appropriate at this time. However, Apifiny’s board of directors will continue to periodically review its leadership structure and may make such changes in the future as it deems appropriate.

Role of Board in Risk Oversight Process

Risk assessment and oversight are an integral part of Apifiny’s governance and management processes. The board of directors encourages management to promote a culture that incorporates risk management into Apifiny’s corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings, and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing Apifiny. Apifiny’s board of directors does not have a standing risk management committee, but rather administers this oversight function directly through Apifiny’s board of directors as a whole, as well as through various standing committees of the board of directors that address risks inherent in their respective areas of oversight. While Apifiny’s board of directors is responsible for monitoring and assessing strategic risk exposure, the audit committee is responsible for overseeing Apifiny’s major financial risk exposures and the steps management has taken to monitor and control these exposures. The audit committee also approves or disapproves any related person transactions in accordance with Apifiny’s conflicts of interests policy as described below. Apifiny’s nominating committee monitors the effectiveness of Apifiny’s corporate governance guidelines. Apifiny’s compensation committee assesses and monitors whether any of Apifiny’s compensation policies and programs has the potential to encourage excessive risk-taking.

Conflicts of Interests

Apifiny’s Code of Business Conduct and Ethics states that a conflict of interest occurs when an employee’s private interest interferes, or appears to interfere, in any way with the interests of Apifiny as a whole. An employee should actively avoid any private interest that may impact such employee’s ability to act in the interests of the Company or that may make it difficult to perform the employee’s work objectively and effectively. A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his family, receives improper personal benefits as a result of his position. Apifiny’s Code of Business Conduct and Ethics requires that employees fully disclose any situations that could reasonably be expected to give rise to a conflict of interest to the Compliance Officer. Conflicts of interest may only be waived by the board of directors, or the appropriate committee of the board of directors, and will be promptly disclosed to the public to the extent required by law and applicable rules of the applicable stock exchange.

Where such conflict is deemed to constitute a related party transaction, Apifiny’s audit committee, pursuant to its written charter, is responsible for reviewing and approving such transactions to the extent they are entered into. In doing so, the audit committee will discuss with the independent auditor its evaluation of Apifiny’s identification of, accounting for and disclosure of its relationships with related parties as set forth under the standards of the PCAOB.

Attendance of Directors at Board Meetings and Annual Meeting of Stockholders

Apifiny’s board of directors acted by unanimous written consent on thirteen occasions and held two meetings in 2021. Apifiny expects its directors to attend all board meetings and any meetings of committees of which they are members and to spend the time needed and meet as frequently as necessary to properly discharge their responsibilities. The audit committee, the compensation committee and the nominating committee were formed in August 2021 and had zero, zero and one meeting, respectively, during 2021. Each director who was on the board during this timeframe attended at least 75% of the aggregate number of meetings held during his term of service. Apifiny has not yet held an Annual Meeting of Stockholders. Apifiny does not have a policy requiring its directors to attend the Annual Meeting of Stockholders.

Board Committees

Apifiny’s board of directors has established a separately standing audit committee, compensation committee and nominating committee. The board of directors may establish other committees to facilitate the management of Apifiny’s business. The composition and functions of each committee are described below. Members serve on these committees until their resignation or until otherwise determined by Apifiny’s board of directors. Apifiny’s board of directors has adopted a written charter for each committee that satisfies the applicable rules and regulations of the SEC rules and regulations and the Nasdaq Listing Rules, which will be posted on Apifiny’s website upon the date of this prospectus. The reference to Apifiny’s website address does not constitute incorporation by reference of the information contained at or available through Apifiny’s website.

Audit Committee

Apifiny has established an audit committee comprised of three or more independent directors, and will be chaired by one of the independent directors. Each audit committee member will meet the applicable standards of independence and the determination of independence will be made by the board of directors and as defined by applicable standards listing. The audit committee has a written charter. The purpose of the audit committee is, among other things, to appoint, retain, set compensation of, and supervise Apifiny’s independent accountants, review and approve related party transactions in accordance with Nasdaq requirements, review the results and scope of the audit and other accounting related services and review Apifiny’s accounting practices and systems of internal accounting and disclosure controls. The audit committee meets at least quarterly, or more frequently as circumstances dictate.

An appointed independent director serves as a financial expert on the audit committee. All members of the audit committee must comply with all financial literacy requirements of the securities exchanges on which Apifiny is listed.

Compensation Committee

The compensation committee currently consists of three independent directors and is chaired by a director. The compensation committee has a written charter. The purpose of the compensation committee is to review and approve compensation paid to Apifiny’s officers and directors and to administer Apifiny’s incentive compensation plans, including authority to make and modify awards under such plans.

The compensation committee assists the board in determining its responsibilities in relation to remuneration, including, among other matters, making recommendations to the board on Apifiny’s policy on executive compensation, determining the individual remuneration and benefits package of each of the executive directors and recommending and monitoring the remuneration of senior management below board level.

Nominating Committee

The nominating committee currently consists of three independent directors and is chaired by a director. The nominating committee has a written charter. The nominating committee assists the board of directors in selecting individuals qualified to become directors and in determining the composition of the board and its committees.

Code of Business Conduct and Ethics

The board of directors adopted a code of Business Conduct and Ethics that applies to all of Apifiny’s executive officers, directors and employees. The Code of Business Conduct and Ethics codifies the business and ethical principles that governs all aspects of Apifiny’s business.

EXECUTIVE AND DIRECTOR COMPENSATION

Abri

None of our executive officers or directors have received any cash compensation for services rendered to us. Our executive officers and directors and any of their respective affiliates are reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. After Closing, directors or members of our management team, if any, who remain with us may be paid consulting or management fees from the Combined Company.

Apifiny

Apifiny’s executive compensation program reflects its growth and development-oriented corporate culture. In this section, “named executive officer” refers to Apifiny’s principal executive officer and, if any, each of the two most highly compensated executive officers, other than Apifiny’s principal executive officer, who were serving as executive officers for the fiscal year ending December 31, 2021 and whose total salary and bonus exceed $100,000, as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of Apifiny at the end of the most recently completed fiscal year. None of Apifiny’s executive officers earned more than $100,000 during the fiscal year ended December 31, 2021.

The compensation of the named executive officer identified in the Summary Compensation Table below consists of a combination of base salary, bonuses and long-term incentive compensation in the form of incentive stock options. Apifiny’s named executive officers who are full-time employees, like all other full-time employees, are eligible to participate in Apifiny’s health and welfare benefit plans. As Apifiny transitions from a private company to a publicly traded company, Apifiny will evaluate its compensation values and philosophy and compensation plans and arrangements as circumstances merit. At a minimum, Apifiny expects to review executive compensation annually with input from a compensation consultant. As part of this review process, Apifiny expects the board of directors and its compensation committee to apply Apifiny’s values and philosophy, while considering the compensation levels needed to ensure Apifiny’s executive compensation program remains competitive with its peers. In connection with Apifiny’s executive compensation program, its board of directors will also review whether Apifiny is meeting its retention objectives and the potential cost of replacing a key employee.

Summary Compensation Table

The following table sets forth, for the year ended December 31, 2021, all compensation paid, distributed or earned for services rendered in all capacities by the named executive officer to Apifiny:

						Non-equity incentive plan compensation ($)
Name and Position	Year	Salary ($)	Bonus ($)	Stock-based awards ($)	Option-based awards ($)	Annual incentive plans	Long term incentive plans	All other compensation ($)	Total compensation ($)
Haohan Xu	2021	$58,500	—	0	—	—	—	—	$58,500
Chief Executive Officer
Erez Simha	2021	$229,449	—	—	18,210	—	—	—	$247,659
Chief Financial Officer
Howard Steinberg	2021	$150,759	16,000	—	—	—	—	—	$166,759
Chief Legal Officer

Outstanding Equity Awards at Fiscal Year End

The following table provides information regarding the Stock Plan awards for the named executive officer outstanding as of December 31, 2020:

	Option-based Awards			Stock-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options at December 31, 2020 ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested ($)
Haohan Xu	—	—	—	—	0	0
Chief Executive Officer

____________

(1)      Amounts represent the aggregate base salary actually paid to our named executive officers in the applicable year.

(2)      Amounts represent the aggregate grant date fair value of stock options granted to our named executive officers during the applicable year computed in accordance with ASC Topic 718. Assumptions used to calculate these amounts for 2021 are included in our consolidated financial statements included in this proxy statement/prospectus.

Narrative to Summary Compensation Table

Base Salary

The named executive officers receive a base salary to compensate them for services rendered to Apifiny. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities. For 2021, Apifiny’s named executive officers’ annual base salaries were as follows: Mr. Xu: $58,500; Mr. Simha: $400,000 and Mr. Howard Steinberg: $240,000.

Cash Bonus

For the year ended December 31, 2021, no bonus was paid to Apifiny’s named executive officers Mr. Xu (CEO) and Mr. Simha (President and CFO).

Equity-Based Incentive Awards

Apifiny’s equity award program is the primary vehicle for offering long-term incentives to its executives. Apifiny believes that equity awards provide its executives with a strong link to long-term performance, create an ownership culture and help to align the interests of Apifiny’s executives and members. To date, Apifiny has used stock options for this purpose. Apifiny believes that its equity awards are an important retention tool for its executive officers, as well as for its other employees. Apifiny awards equity awards broadly to its employees, including to its non-executive employees.

Prior to the Business Combination, all of the equity awards Apifiny has granted were made pursuant to the 2019 equity plan.

Benefits and Perquisites

Apifiny provides benefits to its named executive officers on the same basis as provided to all of its employees, including medical, vision and dental insurance; life insurance; short and long-term disability insurance. Apifiny does not maintain any executive-specific benefit or executive perquisite programs.

Executive Employment Agreements

Apifiny and Mr. Xu entered into an employment agreement, effective as of August 1, 2019, engaging Mr. Xu as Chief Executive Officer for an annual base salary of $58,500. Apifiny and Mr. Simha entered into an employment agreement, effective as of March 5, 2021, engaging Mr. Simha as Chief Financial Officer for an annual base salary of $400,000 with an eligibility to receive an annual prorated performance bonus up to 60% of his respective base salary, as well as equity incentive grants as determined by Apifiny’s board of directors in its sole discretion. Apifiny and Mr. Steinberg entered into an employment agreement, effective as of May 11, 2021, engaging Mr. Steinberg as Chief Legal Officer for an annual base salary of $240,000 with an eligibility to receive an annual performance bonus of up to $48,000.

Outstanding Equity Awards at Fiscal Year End

The following table provides information regarding the Stock Plan awards for the named executive officer outstanding as of December 31, 2021:

	Option-based Awards			Stock-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options at December 31, 2020 ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share awards that have not vested ($)
Haohan Xu	—	—	—	—	0	0
Chief Executive Officer
Erez Simha	—	—	—	—	0	0
Chief Financial Officer
[•]	—	—	—	—	0	0
[•]

Director Compensation

The general policy of Apifiny’s board of directors is that compensation for independent directors should be a fair mix between cash and equity-based compensation. Additionally, Apifiny reimburses directors for reasonable expenses incurred during the course of their performance. There are no long-term incentive or medical reimbursement plans. Apifiny does not pay directors who are part of management for service to its board of directors in addition to their regular employee compensation. Apifiny’s board of directors determines the amount of director compensation. It may delegate such authority to its compensation committee. The following table provides a summary of compensation paid to Apifiny’s non-employee directors during the fiscal year ended December 31, 2021.

Name	Fees earned or paid in cash ($)	Stock-based awards ($)	Total ($)
Laurence N. Charney	$15,000	$110,714	$125,714
Timothy Murphy	$15,000	$110,714	$125,714
Samuel Shen	$15,000	$110,714	$125,714

____________

(1)      The Stock Option awards were granted on May 3, 2021. The first 25% will vest on May 1, 2022 and 75% of the reward then will vest quarterly over the remaining three years, subject to continued service through each such vesting date. $110,714 represents the fair value of the entire granted stock options. $18,502.16 was amortized for the year ended December 31, 2021.

Combined Company

Following Closing, we intend to develop an executive compensation program that is designed to align compensation with the Combined Company’s business objectives and the creation of stockholder value, while enabling the Combined Company to attract, retain, incentivize and reward individuals who contribute to the long-term success of the Combined Company. Decisions on the executive compensation program will be made by the board of directors of the Combined Company and specifically through its compensation committee it expects to establish.

Executive Compensation

The policies of the Combined Company with respect to the compensation of its executive officers and following the Business Combination will be administered by its board of directors in consultation with the compensation committee that its board of directors expects to establish. We expect that the compensation policies followed by the Combined Company will be designed to provide for compensation that is sufficient to attract, motivate and retain executives of the Combined Company and to establish an appropriate relationship between executive compensation and the creation of stockholder value.

In addition to the guidance provided by its compensation committee, the Combined Company’s board of directors may utilize the services of third parties from time to time in connection with the recruiting, hiring and determination of compensation awarded to executive employees.

Director Compensation

It is anticipated that the compensation committee of the Combined Company’s board of directors will determine the annual compensation to be paid to the members of the board of directors of the Combined Company upon completion of the Business Combination.

Emerging Growth Company Status

As an emerging growth company, Apifiny will be exempt from certain requirements related to executive compensation, including the requirements to hold a nonbinding advisory vote on executive compensation and to provide information relating to the ratio of total compensation of Apifiny’s chief executive officer to the median of the annual total compensation of all of Apifiny’s employees, each as required by the Investor Protection and Securities Reform Act of 2010, which is part of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMBINED COMPANY
AFTER THE BUSINESS COMBINATION

Information about Directors Expected to be Appointed to the Board of Directors of the Combined Company

Upon consummation of the Business Combination, the Combined Company’s board of directors will comprise ten members. Each of our incumbent directors, with the exception of [•], will resign from our Board upon Closing.

Executive Officers and Directors

The following persons are anticipated to be the executive officers and directors of the Combined Company, which will be renamed “Apifiny Group Inc.” following the Business Combination:

Name	Age	Position
Haohan Xu	26	Chairperson of the Board and Chief Executive Officer
Erez Simha	57	Director, President and Chief Financial Officer
Laurence N. Charney	74	Independent Director
Timothy Murphy	60	Independent Director
Samuel Shen	57	Independent Director
Mads Jensen	49	Independent Director Nominee
Denis Duncan	64	Independent Director Nominee
[•]	[•]	Independent Director Nominee
[•]	[•]	Independent Director Nominee
[•]	[•]	Independent Director Nominee

Haohan Xu — Chairperson of the Board and Chief Executive Officer.    Mr. Xu is the Founder and has been the Chairperson of the Board and Chief Executive Officer of Apifiny since its inception in August 2018. From July 2019 to June 2021, he served as a director of Mercurity Fintech Holding Inc. (Nasdaq: MFH), a digital fintech group powered by blockchain technologies. Mr. Xu is also the Chief Executive Officer (since December 14, 2020) and Director (since January 3, 2022) of Roxe Inc., a leading global payment network powered by blockchain technology to help individuals and businesses realize fast and low-cost cross-border remittances; Director (since January 3, 2022) of Roxe Holding Inc., the holding company of Roxe Inc.; and Chief Executive Officer of Amazon Capital, Inc., a fintech research and investment firm, since October 13. Mr. Xu holds a Bachelor of Science degree in Operations Research and Computer Science from Columbia University. We believe that Mr. Xu is qualified to serve on the board of directors of the Combined Company based on his substantial business, leadership and management experience as Apifiny’s Chief Executive Officer as well as his significant experience in the industry and institutional knowledge as an existing director of Apifiny.

Erez Simha — Director, President and Chief Financial Officer.    Mr. Simha has been the President and Chief Financial Officer of Apifiny since January 2021 and a Director since May 2021. Mr. Simha directed all aspects of executive leadership, financial stewardship, accounting, financial planning and analysis, and operations at Mercurity Fintech Holding Inc. (Nasdaq: MFH) as its President and Chief Financial Officer from August 2020 to June 2021 and at Roo Inc. as its Chief Operating Officer and Chief Financial Officer from May 2019 to August 2020. From May 2017 to March 2019, Mr. Simha served as Chief Operating Officer and Chief Financial Officer of Just Inc., a food-tech products producer and distributor, where he directed all aspects of executive leadership, financial stewardship, accounting, financial planning and analysis, legal, information technology, product and subsidiaries and operations within food-tech consumers products in a hyper growth environment. From November 2011 to July 2017, he served as Chief Operating Officer and Chief Financial Officer of Stratasys Ltd. (Nasdaq: SSYS), an American-Israeli leading manufacturer of 3D printers and 3D production systems with global operations, and directed all aspects of executive leadership, financial stewardship, accounting, FP&A, operations (manufacturing supply chain purchasing, quality control) and other corporate functions. Mr. Simha received his Bachelor of Science in Economics and Accounting degree and Master in Business Administration and Finance degree from Tel Aviv University. He is a certified public accountant licensed to practice in Israel. We believe Mr. Simha is qualified to serve on the board of directors of the Combined Company due to his deep knowledge of Apifiny, his substantial experience of executing acquisition transactions and operating in a public environment, as well as experience and institutional knowledge as an existing director of Apifiny.

Laurence N. Charney — Director.    Mr. Charney has been a member of Apifiny’s board of directors and the chairman of its audit committee since May 2021. He has been serving as an independent director and audit committee chairman of TG Therapeutics, Inc. (Nasdaq: TGTX) since April 2012 and as a director and audit committee chairman of Kenon Holdings Ltd. (NYSE: KEN). Mr. Charney has over 40 years of professional experience in auditing, accounting, GAAP and SEC reporting in global public and private companies. Since 2007, Mr. Charney has served as a business strategist and financial advisor to boards of directors, senior management and investors of various early stage ventures, private businesses and small to mid-cap public corporations across consumer products, energy, technology, media and entertainment sectors. He was also a director and audit committee chairman and compensation committee member of Pacific Drillings S.A. from March 2011 to November 2018, upon its emergence from Chapter 11, Marvel Entertainment, Inc. from July 1, 2007 to November 31, 2009 when it was sold to The Walt Disney Company and Iconix Brand Group, Inc. from June 2011 to August 2013. From 1970 to 2007, Mr. Charney was a senior audit partner and senior adviser at Ernst & Young, LLP where he retired as a practice leader in its Americas Quality and Risk Management Group. Mr. Charney holds a Bachelor of Business Administration degree from Hofstra University and an Executive Master in Business Administration degree from Columbia University. We believe that Mr. Charney is qualified to serve on the board of directors of the Combined Company due to his extensive finance, audit and financial oversight experience and other senior management advisory positions at various public companies.

Timothy Murphy — Director.    Mr. Murphy has been a member of Apifiny’s board of directors and the chairman of its compensation committee since May 2021. He has over 35 years of professional experience in operations, security, compliance and regulatory strategy in private and public sectors, and is a recognized leader in the business, cyber, intelligence and global law enforcement communities. Mr. Murphy serves as President and Chief Executive Officer of Consortium Networks, a cybersecurity and networking company recognized by CIO Review in 2020 as one the most promising enterprise security solution providers. He was President of Thomson Reuters Special Services, LLC (TRSS), a wholly-owned subsidiary of Thomson Reuters Corporation (NYSE: TRI), from 2015 to 2019 and currently serves as Chairman of the TRSS Board since 2019. Mr. Murphy led the growth of TRSS’ revenue by 300% during his tenure as the company grew from 30 to over 200 employees, including a new data science line of business. He is a member of the boards of directors of Western Union and sitting as chairman of its compliance committee since 2020, and The Ferris Foundation since 2015. He is also a member of the audit committee of Ferris State University since 2018 and as an advisor to Glilot Capital Partners since 2015. Mr. Murphy spent 23 years serving at the Federal Bureau of Investigation (FBI) and rose from the ranks to Deputy Director until his retirement in 2011. During his tenure at the FBI, Mr. Murphy held a number of operational positions in a variety of field offices nationwide, investigating matters from counterterrorism to cyber and organized crime, as well as serving as the FBI’s Chief Financial Officer from 2007 to 2008 and Chief Operating Officer from 2008 to 2010. Mr. Murphy holds a Bachelor of Science degree from Ferris State University and was awarded an Honorary Doctorate in Public Service from Ferris State University in 2019. We believe that Mr. Murphy is qualified to serve on the board of directors of the Combined Company due to his extensive cybersecurity, intelligence and global law enforcement experience and his experience serving on the board of directors of other public companies, as well as experience and institutional knowledge as an existing director of Apifiny.

Samuel Shen — Director.    Mr. Samuel Shen has been a member of Apifiny’s board of directors since May 2021. Mr. Shen has over 20 years of professional experience in global public and private technology and internet companies. He is the Chief Executive Officer of 21VNET Group, Inc. (Nasdaq: VNET), a leading carrier and cloud-neutral internet data center services provider and the Executive Chairman at Neolink Group Inc., a subsidiary of 21VNET Group, Inc. since May 2021. Mr. Shen also serves as an independent director at Mercurity Fintech Holding (Nasdaq: MFH) since July 2020. In 2020, Mr. Shen co-founded Apurimac Partners Inc., a private investment firm with a focus on digital real estate and edge computing industries. From 2017 to 2020, Mr. Shen was President of JD Cloud, a public cloud provider in China and a wholly owned subsidiary of JD.com, Inc. (Nasdaq: JD). Mr. Shen worked at Microsoft through various leadership roles at the company headquarters and international subsidiaries from 1993 to 2017 where he was Chief Operating Officer from 2012 to 2017 and Managing Director of the Cloud & Enterprise Group of Microsoft Asia-Pacific Research & Development Group from 2014 to 2017. Mr. Shen holds a Bachelor of Science in Chemistry degree from National Tsing Hua University, a Master of Science degree in Computer Science from University of California, Santa Barbara and a certificate for attending an executive program in 2001 at Northwestern

University Kellogg School of Management. We believe that Mr. Shen is qualified to serve on the board of directors of the Combined Company due to his extensive expertise and leadership experience in technology and venture capital, and his business-building experience with startup and growth companies, as well as experience and institutional knowledge as an existing director of Apifiny.

Mads Jensen — Director Nominee.    Mr. Jensen is the founding partner of Jentzen & Partners, a Danish domiciled investment consultancy firm serving institutional clients in Scandinavia. Since 2003, he has served in the capacities of non-executive director or non-executive chairman of boards of directors of several mutual funds, hedge funds and other investment vehicles domiciled in Denmark, Ireland, Luxembourg, Jersey and the Cayman Islands. He has also been an external associate professor at the Copenhagen Business School since 2013 teaching investment management and corporate finance. He started his career as a bond trader on the trading desk of BG Bank, which was subsequently acquired by the Danske Bank group. Prior to establishing Jentzen & Partners in 2012, he spent 14 years in the Danske Bank group working in the asset management and wealth management divisions holding several executive positions within institutional sales, product development and wealth management. Mr. Jensen holds a Master of Science degree in International Business from the Copenhagen Business School, an Executive Master in Business Administration degree from Carnegie Mellon Tepper School of Business, and a Master in Business Administration degree from the University of Geneva. He is a chartered financial analyst (CFA), a chartered alternative investment analyst (CAIA), a certified investment performance measurer (CIPM), a certified investment fund director (CIFD) and a certified financial risk manager (FRM). We believe that Mr. Jensen is qualified to serve on the board of directors of the Combined Company due to his extensive investment banking and corporate finance experience and his experience serving on the board of directors of other public companies.

Denis Duncan — Director Nominee.    Mr. Duncan serves as the Chief Financial Officer of CapStar Financial Holding Inc. (Nasdaq: CSTR). a $3.2 billion publicly traded financial services and bank holding company in Nashville, Tennessee. Mr. Duncan has the responsibility of all financial, accounting, corporate governance, treasury, tax, investor relations, financial reporting and capital planning/budgetary functions within CapStar. Since joining CapStar, Mr. Duncan has been involved with improving all aspects of CapStar’s operating performance during which time CapStar’s market capitalization has doubled in value. Mr. Duncan also acts as a board liaison to its audit committee on all financial and governance matters. Mr. Duncan joined CapStar in 2020. Prior to joining CapStar, Mr. Duncan was a partner at PwC for 27 years and retired from PwC in 2019. During his tenure at PwC, Mr. Duncan held various leadership positions in the firm’s Financial Services industry sector and was most recently prior to his retirement the Southeast U.S. leader of the firm’s Banking and Capital Markets sector. Mr. Duncan has significant experience serving and advising major international and global money center banks, broker-dealers, asset management, private equity, hedge funds, insurance and real estate companies. Mr. Duncan is well versed in matters of corporate governance, risk management, board reporting, finance, corporate reporting, SEC, PCAOB and Sarbanes Oxley section 404 regulatory and compliance matters. Mr. Duncan is a certified public accountant licensed in the states of Florida, Georgia and Tennessee. Mr. Duncan is currently a Trustee at Oglethorpe University and is a member of the board at the Atlanta Rotary Club. Mr. Duncan holds a Bachelor of Science degree in Accounting from Lipscomb University. We believe that Mr. Duncan is qualified to serve on the board of directors of the Combined Company due to his extensive corporate governance, risk management, corporate compliance and capital markets experience and his experience serving on the leadership and board of directors of another public company.

[•] — Director Nominee.    [•]

[•] — Director Nominee.    [•]

[•] — Director Nominee.    [•]

Family Relationships

There are no family relationships between the Combined Company’s Board of Directors and any of its executive officers.

Composition of the Board of Directors

The Combined Company will have one class of directors serving for a term expiring at the next annual meeting of stockholders.

Controlled Company Exemption

After Closing, TipTop will beneficially own a majority of the voting power of all outstanding shares of the Combined Company’s common stock. As a result, the Combined Company will be a “controlled company” within the meaning of Nasdaq’s corporate governance standards. Under these corporate governance standards, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements to have: (i) a board of directors composed of a majority of independent directors; (ii) compensation of its executive officers determined by a majority of the independent directors or a compensation committee composed solely of independent directors; (iii) a compensation committee charter which, among other things, provides the compensation committee with the authority and funding to retain compensation consultants and other advisors; and (iv) director nominees selected, or recommended for the Combined Company’s board of directors’ selection, either by a majority of the independent directors or a nominating committee composed solely of independent directors. For at least some period following the Merger, the Combined Company may utilize these exemptions since the Combined Company has not yet made a determination with respect to the independence of all directors. Pending such determination, you may not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. After Closing, all members of the Combined Company’s Audit Committee have to be independent directors. For more information on the independence of the Combined Company’s directors, see “Directors and Executive Officers of the Combined Company After the Business Combination — Director Independence.” For more information on the Combined Company’s Audit Committee, see “Directors and Executive Officers of the Combined Company After the Business Combination — Committees of the Board of Directors — Audit Committee.” If the Combined Company ceases to be a “controlled company” and its shares continue to be listed on Nasdaq, the Combined Company will be required to comply with Nasdaq’s corporate governance listing standards. Depending on the Combined Company’s board of directors’ determination of the independence with respect to its then-current directors, the Combined Company may be required to add additional directors to the Combined Company’s board of directors in order to achieve such compliance within the applicable transition periods.

Director Independence

Nasdaq listing rules require that a majority of the board of directors of a company listed on Nasdaq be composed of “independent directors,” which is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship, which, in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. The Combined Company’s board of directors has determined that, upon Closing, each of [•] and [•] will be an independent director under the Nasdaq listing rules and Rule 10A-3 of the Exchange Act. In making these determinations, the Combined Company’s board of directors considered the current and prior relationships that each non-employee director has with Apifiny and will have with the combined company and all other facts and circumstances the Combined Company’s board of directors deemed relevant in determining independence, including the beneficial ownership of our Common Stock by each non-employee director, and the transactions involving them described in the section entitled “Certain Relationships and Related Transactions.”

Committees of the Board of Directors

The standing committees of Combined Company’s board of directors will consist of an Audit Committee, a Compensation Committee, a Nominating and Corporate Governance Committee, and a Technology Sub-Committee. The expected composition of each committee following the Business Combination is set forth below.

Audit Committee

Our Audit Committee has been established in accordance with Section 3(a)(58)(A) of the Exchange Act and following the Business Combination will consist of [•], [•] and [•], each of whom are independent directors and are “financially literate” as defined under the Nasdaq listing standards. [•] will serve as chairman of the Audit Committee. Our Board has determined that [•] qualifies as an “audit committee financial expert,” as defined under rules and regulations of the SEC.

The audit committee’s duties are specified in our Audit Committee Charter.

Compensation Committee

Following the Business Combination, our Compensation Committee will consist of [•], [•], and [•], each of whom is an independent director. [•] will serve as chairman of the Compensation Committee. The functions of the Compensation Committee will be set forth in a Compensation Committee Charter.

Nominating Committee

Following the Business Combination, our Nominating Committee will consist of [•], and [•], each of whom is an independent director under Nasdaq’s listing standards. [•] will serve as the chair of the Nominating Committee. The Nominating Committee is responsible for overseeing the selection of persons to be nominated to serve on the Board. The Nominating Committee considers persons identified by its members, management, stockholders, investment bankers and others.

The guidelines for selecting nominees, will be specified in the Nominating Committee Charter.

Code of Business Conduct and Ethics

Upon Closing, we will adopt a new Code of Business Conduct and Ethics for our directors, officers, employees and certain affiliates following the Business Combination in accordance with applicable federal securities laws, a copy of which will be available on the Combined Company’s website at www.apifiny.com. The Combined Company will make a printed copy of the Code of Business Conduct and Ethics available to any stockholder who so requests. Following the Business Combination, requests for a printed copy may be directed to: [•] Attention: [•].

If we amend or grant a waiver of one or more of the provisions of our Code of Business Conduct and Ethics, we intend to satisfy the requirements under Item 5.05 of Form 8-K regarding the disclosure of amendments to or waivers from provisions of our Code of Business Conduct and Ethics that apply to our principal executive officer, principal financial officer and principal accounting officer by posting the required information on the Combined Company’s website at www.apifiny.com. The information on this website is not part of this proxy statement/prospectus.

Officer and Director Compensation Following the Business Combination

Our board of directors expects to adopt, and recommend our stockholders to approve, a nonemployee director compensation program (the “Director Compensation Policy”), which will become effective after Closing. The Director Compensation Policy will be designed to align compensation with the Combined Company’s business objectives and the creation of stockholder value, while enabling the Combined Company to attract, retain, incentivize and reward non-employee directors who contribute to the long-term success of the Combined Company.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of shares of our Common Stock as of [•], 2022 pre-Business Combination and immediately after Closing by:

•        each person or “group” (as such term is used in Section 13(d)(3) of the Exchange Act) known by Abri to be the beneficial owner of more than 5% of shares of our Common Stock as of [•], 2022 (pre-Business Combination) or of shares of our Common Stock upon Closing;

•        each of Abri’s executive officers and directors;

•        each person who will become an executive officer or director of the Combined Company upon Closing;

•        all of our current executive officers and directors as a group; and

•        all executive officers and directors of the Combined Company as a group upon Closing.

As of the Record Date, Abri had [•] shares of Common Stock issued and outstanding.

Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to securities. Except as indicated by the footnotes below, Abri believes, based on the information furnished to it, that the persons and entities named in the table below have, or will have immediately after Closing, sole voting and investment power with respect to all shares of our Common Stock that they beneficially own, subject to applicable community property laws. Any shares of our Common Stock subject to options or Warrants exercisable within 60 days from Closing are deemed to be outstanding and beneficially owned by the persons holding those options or Warrants for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person. They are not, however, deemed to be outstanding and beneficially owned for the purpose of computing the percentage ownership of any other person.

Subject to the paragraph above, percentage ownership of outstanding shares is based on [•] shares of our Common Stock to be outstanding upon consummation of the Business Combination, but does not take into account any Warrants, options or other convertible securities of Apifiny issued and outstanding as of the date hereof. If the actual facts are different than these assumptions (which they are likely to be), the percentage ownership retained by Abri’s existing stockholders in Abri will be different.

The expected beneficial ownership of Common Stock post-Business Combination under the header “Post-Business Combination — Assuming No Redemption” assumes none of the shares of Common Stock having been redeemed.

The expected beneficial ownership of Common Stock post-Business Combination under the header “Post-Business Combination — Assuming Maximum Redemption” assumes [•] shares of Common Stock having been redeemed.

	Pre-Business Combination		Post-Business Combination
	Number of Shares		Assuming No Redemption		Assuming Maximum Redemption
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	% of Class	Number of Shares	% of Class**	Number of Shares	% of Class**
Jeffrey Tirman(1)(2)	1,433,480	[*]
Abri Ventures I, LLC(2)	1,433,480%
All directors and executive officers prior to the Business Combination as a group (5 individuals)		%

Expected Five Percent Holders of the Combined Company Immediately After Closing
TipTop Century Limited(3)	—	—
Amazon Capital Inc.(4)	—	—

	Pre-Business Combination		Post-Business Combination
	Number of Shares		Assuming No Redemption		Assuming Maximum Redemption
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	% of Class	Number of Shares	% of Class**	Number of Shares	% of Class**
Expected Directors and Executive Officers of the Combined Company Immediately After Closing
Haohan Xu	—	—
Erez Simha	—	—
Laurence N. Charney	—	—
Timothy Murphy	—	—
Samuel Shen	—	—
Mads Jensen	—	—
Denis Duncan	—	—
[•]	—	—
[•]	—	—
[•]	—	—
All directors and executive officers upon Closing as a group (10 individuals)	—	—

____________

*        Less than 1%.

**      Represents the combined voting power with respect to all shares of Common Stock post-Closing and Series A Preferred Stock (if Proposal No. 2A is approved), voting as a single class. After Closing and if Proposal No. 2A is approved, each share of Series A Preferred Stock will be entitled to nine (9) votes on any matter submitted to the holders of Common Stock, subject to certain limitations described in this proxy statement/prospectus, and each share of Common Stock will be entitled to one vote per share. For more information about the voting rights of Common Stock after Closing, see “Description of Abri’s Securities — Common Stock.”

(1)      The business address of each of the individuals is c/o Abri Ventures I, LLC, 9663 Santa Monica Blvd., No. 1091, Beverly Hills, CA 90210.

(2)      Abri Ventures I, LLC, our Sponsor, is the record holder of the shares reported herein. Abri Advisors Limited is the managing member of our Sponsor. Jeffrey Tirman, our Chairman and Chief Executive Officer, is the managing member of Abri Advisors Limited, and as such has voting and dispositive power over the shares owned by Abri Ventures I, LLC. By virtue of this relationship, Mr. Tirman may be deemed to have beneficial ownership of the securities held of record by our Sponsor.

(3)      Consists of [28,080,000] shares of Common Stock (and [28,080,000] shares of Series A Preferred Stock if Proposal No. 2A is approved) held by TipTop Century Limited, a Cayman Islands limited company. TipTop Century Limited shareholders are (i) QIN Investment Limited which has 35% ownership interest (whose interests are wholly owned by Shouli Zhang), (ii) Kaiming Hu who has 25% ownership interest; (iii) Vertical Chanel Limited which has 25% ownership interest (whose interests are wholly owned by Hua Zhou) and (iv) Eagle Vision Limited which has 15% ownership interest (whose interests are owned by Haohan Xu (85%) and Longming Wu (15%)). Ownership interests in TipTop Century Limited of each of Shouli Zhang, Kaiming Hu, Hua Zhou and Longming Wu are subject to an irrevocable power of attorney granted to Haohan Xu. Accordingly, Haohan Xu holds voting power with respect to all of the shares of TipTop Century Limited and may be deemed to have beneficial ownership of the securities held of record by TipTop Century Limited. The business address of Haohan Xu is 1675 Broadway, 35th Floor, New York, NY 10019.

(4)      Consists of [4,289,300] shares of Common Stock held by Amazon Capital Inc., a company incorporated under the laws of the State of New York. Amazon Capital Inc. shareholders are (i) QIN Investment Limited which has 15% ownership interest (whose interests are wholly owned by Shouli Zhang), and (ii) Blockchain Plus Capital Limited which has 85% ownership interest (whose interests are owned by Matrix Vision Limited (32%, of which 88% is owned by Haohan Xu and 12% by Hong Zhou), Zhiyuan Sun (30%), Kefeng Li (18%) and Yuanxia Wang (20%). The business address of Amazon Capital Inc. is 199 Water Street, 33rd Floor, New York, NY 10038.

DESCRIPTION OF ABRI’S SECURITIES

General

Pursuant to our Certificate of Incorporation, our authorized stock consists of 100,000,000 shares of Common Stock, par value $0.0001, and 1,000,000 shares of preferred stock, par value $0.0001. As of the date of this proxy statement/prospectus, [7,461,998] shares of Common Stock are issued and outstanding. No preferred shares are issued or outstanding. The following description summarizes the material terms of our securities. Because it is only a summary, it may not contain all the information that is important to you. For a complete description you should refer to our Certificate of Incorporation, bylaws, our warrant agreement, and to the applicable provisions of Delaware law.

Units

Each Unit consists of one share of common stock and one Warrant. Each Warrant entitles the registered holder to purchase one share of common stock at a price of $11.50 per share and shall expire five years after the completion of an initial business combination, or earlier upon redemption. Fractional shares will either be rounded down to the nearest whole share or otherwise addressed in accordance with the applicable provisions of Delaware Law. On September 3, 2021, the holders of the Units were able to elect to separately trade the shares of Common Stock and Warrants included in the Units.

Common Stock

Our stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders. In connection with any vote held to approve our initial business combination, our Sponsor, as well as all of our officers and directors, have agreed to vote their respective shares of Common Stock owned by them immediately prior to this offering and any shares purchased in this offering or following this offering in the open market, including any shares included in shares of Common Stock acquired in this offering or in the aftermarket, in favor of the proposed business combination.

We will consummate our initial business combination only if we have net tangible assets of at least $5,000,001 either immediately prior to or upon such consummation and, solely if a vote is held to approve a business combination, a majority of the outstanding shares of Common Stock voted are voted in favor of the business combination.

The Board is divided into three classes, each of which will generally serve for a term of three years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares eligible to vote for the election of directors can elect all of the directors.

Pursuant to our Certificate of Incorporation, if we do not consummate an initial business combination within 12 months from the closing of the IPO, or August 12, 2022 (or February 12, 2023 in the event Abri extends the time to complete a business combination), our corporate existence will cease except for the purposes of winding up our affairs and liquidating. If we are forced to liquidate prior to an initial business combination, our public stockholders are entitled to share ratably in the Trust Account, based on the amount then held in the Trust Account. Our Sponsor, officers and directors have agreed to waive their rights to participate in any liquidation distribution from the Trust Account occurring upon our failure to consummate an initial business combination with respect to the founder’s Common Stock and Private shares of Common Stock. Our Sponsor, officers and directors will therefore not participate in any liquidation distribution from the Trust Account with respect to such shares or shares of Common Stock. They will, however, participate in any liquidation distribution from the Trust Account with respect to any shares of Common Stock acquired in, or following, the IPO.

Our stockholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the shares of Common Stock, except that public stockholders have the right to sell their shares of Common Stock to us in a tender offer or have their shares of Common Stock converted to cash equal to their pro rata share of the Trust Account in connection with the consummation of our initial business combination. Public stockholders who redeem their shares of Common Stock into their share of the Trust Account still have the right to exercise any Warrants they still hold outside of such shares of Common Stock but will forfeit, without the receipt of any additional consideration, the portion of the Warrant included in the shares of Common Stock. Accordingly, an investor may have a disincentive to exercise redemption rights due to the loss of such portion of the Warrants.

Preferred Stock

There are no shares of preferred stock outstanding. Our Certificate of Incorporation as of the date of this proxy statement/prospectus authorizes the issuance of 1,000,000 shares of preferred stock with such designation, rights and preferences as may be determined from time to time by the Board. Accordingly, the Board is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the voting power or other rights of the holders of Common Stock. However, the underwriting agreement prohibits us, prior to a business combination, from issuing preferred stock which participates in any manner in the proceeds of the Trust Account, or which votes as a class with the Common Stock on a business combination. We may issue some or all of the preferred stock to effect a business combination. In addition, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of us. Although we do not currently intend to issue any shares of preferred stock, we cannot assure you that we will not do so in the future.

Redeemable Warrants

As of [•], 2022, there are 6,028,518 Warrants outstanding. Each Warrant entitles the registered holder to purchase one share of common stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of the completion of our initial business combination and one year from the consummation of this offering. Except as set forth below, no warrants will be exercisable for cash unless we have an effective and current registration statement covering the shares of common stock issuable upon exercise of the Warrants and a current prospectus relating to such shares. Notwithstanding the foregoing, if a registration statement covering the shares of common stock issuable upon exercise of the Warrants is not effective within 90 days from the consummation of our initial business combination, warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption from registration provided by Section 3(a)(9) of the Securities Act provided that such exemption is available. If an exemption from registration is not available, holders will not be able to exercise their warrants on a cashless basis. The Warrants will expire five years after the completion of an initial business combination at 5:00 p.m., Eastern Standard Time.

In addition, if (x) we issue additional shares of common stock or equity-linked securities for capital raising purposes in connection with the closing of our initial business combination at an issue price or effective issue price of less than $9.50 per share (with such issue price or effective issue price to be determined in good faith by our board of directors), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of our initial business combination, and (z) the volume weighted average trading price of our shares of common stock during the 20 trading day period starting on the trading day prior to the day on which we consummate our initial business combination (such price, the “Market Price”) is below $9.50 per share, the exercise price of the Warrants will be adjusted (to the nearest cent) to be equal to 115% of the Market Price, and the $16.50 per share redemption trigger price described below will be adjusted (to the nearest cent) to be equal to 165% of the Market Price.

We may call the Warrants for redemption, in whole and not in part, at a price of $0.01 per warrant:

•        at any time while the Warrants are exercisable,

•        upon not less than 30 days’ prior written notice of redemption to each warrant holder,

•        if, and only if, the reported last sale price of the shares of common stock equals or exceeds $16.50 per share, for any 20 trading days within a 30 trading day period ending on the third business day prior to the notice of redemption to warrant holders (the “Force-Call Provision”), and

•        if, and only if, there is a current registration statement in effect with respect to the shares of common stock underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

The right to exercise will be forfeited unless the Warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of a warrant will have no further rights except to receive the redemption price for such holder’s warrant upon surrender of such warrant.

The redemption criteria for our Warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the Warrant exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the Warrants, however, such redemption may occur at a time when the Warrants are “out-of-the-money,” in which case you would lose any potential embedded value from a subsequent increase in the value of Common Stock had your Warrants remained outstanding. Historical trading prices for our Common Stock have not exceeded the $16.50 per share threshold at which the Public Warrants would become redeemable. However, this could occur in connection with or after Closing.

In the event we determined to redeem our Public Warrants, holders of redeemable Public Warrants will be notified of such redemption as described in our warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and us, dated August 9, 2021 (the “Warrant Agreement”). Specifically, in the event that we elect to redeem all of the redeemable Warrants as described above, we will fix a date for the redemption (the “Redemption Date”). Notice of redemption will be mailed by first class mail, postage prepaid, by us not less than 30 days prior to the Redemption Date to the registered holders of the redeemable Warrants to be redeemed at their last addresses as they appear on the Warrant Register. Any notice mailed in the manner provided in the Warrant Agreement will be conclusively presumed to have been duly given whether or not the registered holder received such notice. In addition, beneficial owners of the redeemable Warrants will be notified of such redemption via posting of the redemption notice to DTC.

If we call the Warrants for redemption as described above, our management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the whole warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the volume weighted average price of the shares of common stock for the 20 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. Whether we will exercise our option to require all holders to exercise their warrants on a “cashless basis” will depend on a variety of factors including the price of our shares of common stock at the time the Warrants are called for redemption, our cash needs at such time and concerns regarding dilutive share issuances.

If our management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of Common Stock to be received upon exercise of the Warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of Common Stock to be issued and thereby lessen the dilutive effect of a warrant redemption. We believe this feature is an attractive option to us if we do not need the cash from the exercise of the Warrants after our initial business combination. If we call our Warrants for redemption and our management does not take advantage of this option, the holders of the Private Warrants and their permitted transferees would still be entitled to exercise their Private Warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis.

The Warrants were issued in registered form under the Warrant Agreement which provides that the terms of the Warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval, by written consent or vote, of the holders of a majority of the then outstanding warrants in order to make any change that adversely affects the interests of the registered holders.

The exercise price and number of shares of common stock issuable on exercise of the Warrants may be adjusted in certain circumstances including in the event of a share capitalizations, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, the Warrants will not be adjusted for issuances of shares of common stock at a price below their respective exercise prices.

The Warrants may be exercised upon surrender of the Warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price, by certified or official bank check payable to us, for the number of warrants being exercised. The Warrant holders do not have the rights or privileges of holders of shares of common stock and any voting rights until they exercise their warrants and receive shares of common stock. After the issuance of shares of common stock upon exercise of the Warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders.

Except as described above, no warrants will be exercisable and we will not be obligated to issue shares of common stock unless at the time a holder seeks to exercise such warrant, a prospectus relating to the shares of common stock issuable upon exercise of the Warrants is current and the shares of common stock have been registered or qualified or deemed to be exempt under the securities laws of the state of residence of the holder of the Warrants. Under the terms of the warrant agreement, we have agreed to use our best efforts to meet these conditions and to maintain a current prospectus relating to the shares of common stock issuable upon exercise of the Warrants until the expiration of the Warrants. However, we cannot assure you that we will be able to do so and, if we do not maintain a current prospectus relating to the shares of common stock issuable upon exercise of the Warrants, holders will be unable to exercise their warrants and we will not be required to settle any such warrant exercise. If the prospectus relating to the shares of common stock issuable upon the exercise of the Warrants is not current or if the shares of common stock is not qualified or exempt from qualification in the jurisdictions in which the holders of the Warrants reside, we will not be required to net cash settle or cash settle the Warrant exercise, the Warrants may have no value, the market for the Warrants may be limited and the Warrants may expire worthless.

Warrant holders may elect to be subject to a restriction on the exercise of their warrants such that an electing warrant holder (and his, her or its affiliates) would not be able to exercise their warrants to the extent that, after giving effect to such exercise, such holder (and his, her or its affiliates) would beneficially own in excess of 9.99% of the shares of common stock issued and outstanding. Notwithstanding the foregoing, any person who acquires a warrant with the purpose or effect of changing or influencing the control of our company, or in connection with or as a participant in any transaction having such purpose or effect, immediately upon such acquisition will be deemed to be the beneficial owner of the underlying shares of common stock and not be able to take advantage of this provision.

No fractional shares will be issued upon exercise of the Warrants. If, upon exercise of the Warrants, a holder would be entitled to receive a fractional interest in a share (as a result of a subsequent share capitalizations payable in shares of common stock, or by a split up of the shares of common stock or other similar event), we will, upon exercise, round up or down to the nearest whole number the number of shares of common stock to be issued to the Warrant holder.

We have agreed that, subject to applicable law, any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and we irrevocably submit to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim. See “Risk Factors — Our warrant agreement has designated the courts of the State of New York or the United States District Court for the Southern District of New York as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by holders of our Warrants, which could limit the ability of warrant holders to obtain a favorable judicial forum for disputes with our company.” This provision applies to claims under the Securities Act but does not apply to claims under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum.

Private Units

Except as described below, the Private Units have terms and provisions that are identical to those the Units issued in the IPO. The Private Units (including their component securities and the share of Common Stock issuable upon exercise of the Private Warrants included in the Private Units) will not be transferable, assignable or salable until 30 days after the completion of our initial business combination (except pursuant to limited exceptions as described under “Principal Stockholders — Transfers of Founder Shares and Private Units,” to our officers and directors and other persons or entities affiliated with the initial purchasers of the Private Units). The Private Warrants so long as they are held by our Sponsor or its permitted transferees a) will not be redeemable by us and b) will be exercisable on a cashless basis. If the Private Warrants are held by holders other than our Sponsor or its permitted transferees, the Private Warrants will be redeemable by us in all redemption scenarios and exercisable by the holders on the same basis as the Warrants included in the Units sold in the IPO. At Closing, the Private Warrants will be the same as the Public Warrants.

We expect to have policies in place that restrict insiders from selling our securities except during specific periods of time. Even during such periods of time when insiders will be permitted to sell our securities, an insider cannot trade in our securities if he or she is in possession of material non-public information. Accordingly, unlike public stockholders who could exercise their warrants and sell the common stock received upon such exercise freely in the open market in order to recoup the cost of such exercise, the insiders could be significantly restricted from selling such securities. As a result, we believe that allowing the holders to exercise such warrants on a cashless basis is appropriate.

On March 8, 2022, the Company issued the First Working Capital Note to the Sponsor where the Sponsor agreed to loan us an aggregate principal amount of $300,000. On April 1, 2022, the Company issued the Second Working Capital Note to the Sponsor where the Sponsor agreed to loan us an aggregate principal amount of $500,000. The Working Capital Notes was issued to fund working capital of the Company. The Working Capital Notes are non-interest bearing and all outstanding amounts under the Working Capital Notes will be due on the date on which we consummate our initial business combination ,the Maturity Date. If a business combination is not consummated, and there are insufficient funds to repay the Working Capital Notes, the unpaid amounts would be forgiven. All or a portion of the amounts outstanding under the Working Capital Notes may be converted on the Maturity Date into units at a price of $10.00 per unit at the option of the Sponsor. The units would be identical to the Company’s outstanding Private Units that were issued to the Sponsor in the Private Placement. The Working Capital Notes contain customary events of default, including, among others, those relating to the Company’s failure to make a payment of principal when due and to perform any other obligations that is not timely cured after written notice of such default from the Sponsor.

In order to meet our working capital needs until we consummate the Business Combination, in addition to the Working Capital Note, we may, but are not obligated to, have funds advanced to us, from time to time or at any time, in whatever amount we deem reasonable in the sole discretion of our officers and directors. Each such loan would be evidenced by a promissory note. The notes would either be paid upon consummation of our initial business combination, without interest, or, at the lender’s discretion, up to $1,500,000 of the notes may be converted upon consummation of our business combination into additional units at a price of $10.00 per unit. These units would be identical to the private units.

Dividends

We have not paid any cash dividends on our common stock to date and do not intend to pay cash dividends prior to the completion of a business combination. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a business combination. The payment of any cash dividends subsequent to a business combination will be within the discretion of our board of directors at such time. In addition, our board of directors is not currently contemplating and does not anticipate declaring any stock dividends in the foreseeable future. Further, if we incur any indebtedness, our ability to declare dividends may be limited by restrictive covenants we may agree to in connection therewith.

Authorized Capital Stock of the Combined Company

The Amended Charter will authorize the issuance of up to 300,000,000 shares, par value $0.0001 per share, consisting of: 200,000,000 shares of Common Stock; and 100,000,000 shares of Preferred Stock. The Amended Charter will permit the board of directors of the Combined Company to issue Preferred Stock in one or more series, and in connection with the creation of any such series, by resolution or resolutions providing for the issue of the shares thereof, to determine and fix such voting powers, if any, and such designations, powers, preferences and relative participating, optional, special or other rights, if any, and any qualifications, limitations or restrictions thereof as shall be stated and expressed in such resolutions, as permitted by the DGCL.

Series A Preferred Stock

If Proposal No. 2A — The Designation of Preferred Stock Proposal is also approved, the board of directors of the Combined Company will be authorized to designate the Series A Preferred Stock in accordance with the Series A Certificate of Designation. Holders of shares of Series A Preferred Stock will have nine votes per share. Each share of Series A Preferred Stock may vote on any matter submitted to the holders of Common Stock and will vote together with the Common Stock as one class on such matters for as long as any shares of Series A Preferred Stock are issued and outstanding. Shares of Series A Preferred Stock will have no liquidation preferences, will not be entitled to receive any dividends, distributions, or payments that are paid to holders of Common Stock or any other class of stock of the Combined Company and will not be convertible into any other class of stock of the Combined Company. Series A Preferred Stock will be non-transferrable by a holder thereof, except for transfers to an affiliate of such holder. In the event of any transfer of Common Stock by a holder of Series A Preferred Stock, a number of shares of Series A Preferred Stock equal to the number of shares of Common Stock transferred will be automatically retired without any compensation to the holder thereof. Once retired, shares of Series A Preferred Stock will not be eligible to be reissued.

Exclusive Forum Provision

Except with the consent of the Combined Company to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for certain stockholder litigation, except for any action as to which the Chancery Court determines that there is an indispensable party not subject to the jurisdiction of such court and to which jurisdiction such party does not consent within 10 days of such determination, which is vested in the exclusive jurisdiction of a court or forum other than the Chancery Court or for which the Chancery Court does not have subject matter jurisdiction, or any action arising under the Securities Act as to which the Chancery Court and the federal district court for the District of Delaware shall have concurrent jurisdiction. The preceding exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Our Transfer Agent and Warrant Agent

The transfer agent for our securities and warrant agent for our Warrants is Continental Stock Transfer & Trust Company, 1 State Street, New York, New York 10004.

Listing of our Securities

The Units, shares of Common Stock, and Warrants are currently listed on the Nasdaq Stock Market, under the symbols “ASPAU,” “ASPA,” and “ASPAW,” respectively. The Units, shares of Common Stock and Warrants commenced trading on the Nasdaq Stock Market separately on September 03, 2021.

Certain Anti-Takeover Provisions of Delaware Law and our Amended and Restated Certificate of Incorporation and By-Laws

Staggered board of directors

Our Certificate of Incorporation provides that the Board shall be classified into three classes of directors of approximately equal size. As a result, in most circumstances, a person can gain control of our Board only by successfully engaging in a proxy contest at two or more annual meetings.

Special meeting of stockholders

Our bylaws provide that special meetings of our stockholders may be called only by a majority vote of the Board, by our president or by our chairman or by our secretary at the request in writing of stockholders owning a majority of our issued and outstanding capital stock entitled to vote.

Advance notice requirements for stockholder proposals and director nominations

Our bylaws provide that stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at our annual meeting of stockholders must provide timely notice of their intent in writing. To be timely, a stockholder’s notice will need to be delivered to our principal executive offices not later than the close of business on the 60th day nor earlier than the close of business on the 90th day prior to the scheduled date of the annual meeting of stockholders. In the event that less than 70 days’ notice or prior public disclosure of the date of the annual meeting of stockholders is given, a stockholder’s notice shall be timely if delivered to our principal executive offices not later than the 10th day following the day on which public announcement of the date of our annual meeting of stockholders is first made or sent by us. Our bylaws also specify certain requirements as to the form and content of a stockholders’ meeting. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders.

Authorized but unissued shares

Our authorized but unissued Common Stock and preferred stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Common Stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Exclusive Forum Selection

Our Certificate of Incorporation requires, to the fullest extent permitted by law, that derivative actions brought in our name, actions against directors, officers and employees for breach of fiduciary duty and certain other actions may be brought only in the Court of Chancery in the State of Delaware, except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery or (C) for which the Court of Chancery does not have subject matter jurisdiction. If an action is brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel. Although we believe this provision benefits us by providing increased consistency in the application of law in the types of lawsuits to which it applies, a court may determine that this provision is unenforceable, and to the extent it is enforceable, the provision may have the effect of discouraging lawsuits against our directors and officers.

Our Certificate of Incorporation provides that the exclusive forum provision will be applicable to the fullest extent permitted by applicable law, subject to certain exceptions. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision does not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. In addition, our Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder. We note, however, that there is uncertainty as to whether a court would enforce this provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

COMPARISON OF STOCKHOLDERS’ RIGHTS

Comparison of Stockholders’ Rights

If the Charter Amendment Proposal is approved, the Amended Charter will amend and replace the Current Charter. The following table sets forth a summary of the principal proposed changes and the differences between Abri’s stockholders’ rights under the Current Charter and under the Amended Charter. This summary is qualified in its entirety by reference to the complete text of the Amended Charter, a copy of which is attached to this proxy statement/prospectus as Annex B and the complete text of the Amended Bylaws, a copy of which is attached to this proxy statement/prospectus as Annex C. We urge you to read the Amended Charter in its entirety for a complete description of the rights and preferences. For more information on the Charter Amendment Proposal, see the section entitled “Proposal No. 2 — The Charter Amendment Proposal.”

Abri	Combined Company
Name Change
Abri’s current name is Abri SPAC 1, Inc.	Upon Closing, Abri’s name will be changed to Apifiny Group Inc.
Purpose
The purpose of the Current Charter is to engage in any lawful act or activity for which corporations may be organized under the DGCL.	The Amended Charter will provide that the purpose of the Combined Company is to engage in any lawful act or activity for which corporations may be organized under the DGCL.
Authorized Capital Stock
The Current Charter authorizes the issuance of up to 101,000,000 shares, par value $0.0001 per share, consisting of: 100,000,000 shares of Common Stock; and 1,000,000 shares of Preferred Stock.	The Amended Charter will authorize the issuance of up to 300,000,000 shares, par value $0.0001 per share, consisting of: 200,000,000 shares of Common Stock; and 100,000,000 shares of Preferred Stock.
Voting

The Current Charter provides that, except as otherwise required by law or as otherwise provided in any preferred stock designation, the holders of the Common Stock shall exclusively possess all voting power and each share of Common Stock shall have one vote.

If the Designation of Series A Preferred Stock Proposal is approved, each share of Series A Preferred Stock shall entitle the holder thereof to nine (9) votes on each matter submitted to a vote at any meeting of stockholders. Each share of Common Stock shall entitle the holder thereof to one (1) vote on each matter submitted to a vote at any meeting of stockholders.

Rights of Preferred Stock
The Current Charter authorizes the designation of a Series of Preferred Stock, but does not itself designate any Series of Preferred Stock.

The Amended Charter will permit the board of directors of the Combined Company to issue Preferred Stock in one or more series, and in connection with the creation of any such series, by resolution or resolutions providing for the issue of the shares thereof, to determine and fix such voting powers, if any, and such designations, powers, preferences and relative participating, optional, special or other rights, if any, and any qualifications, limitations or restrictions thereof as shall be stated and expressed in such resolutions, as permitted by the DGCL.

Abri	Combined Company
Directors

The current bylaws of Abri provide that the authorized number of the board of directors of the corporation shall consist of not less than one (1) directors. The number of directors may be changed from time to time by resolution of the board of the directors.

The Current Charter provides that the Board shall be divided into three classes of directors of approximately equal size, each of which will generally serve for a term of three years with only one class of directors being elected in each year. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares eligible to vote for the election of directors can elect all of the directors.

The number of directors, other than those elected by one or more series of Preferred Stock, shall be fixed from time to time by the board of directors of the Combined Company.

The number of directors constituting the board of directors upon the Closing will be ten (10).

Removal of Directors

The current bylaws of Abri provide that any director may be removed, either for or without cause, at any time by action of the holders of a majority of the outstanding shares of stock entitled to vote thereon, either at a meeting of the holders of such shares or, whenever permitted by law, without a meeting by their written consents thereto.

The Amended Charter provides that a director shall hold office until the next annual meeting following such director’s appointment or election and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, disqualification or removal. Any director may be removed without cause by the affirmative vote of the holders of not less than a majority of the outstanding stock of the Combined Company.

Vacancies on the Board of Directors

The Current Charter provides that vacancies and newly created directorships resulting from any increase in the number of directors may be filled by a majority of the directors then in office, though less than a quorum, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify. A vacancy created by the removal of a director by the stockholders may be filled by the stockholders.

Newly created directorships resulting from an increase in the number of directors and any vacancies on the board of directors of the Combined Company resulting from death, resignation, retirement, disqualification, removal or other cause may be filled solely by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director (and not by stockholders), and any director so chosen shall hold office for the remainder of the full term of the class of directors to which the new directorship was added or in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

Special Meeting of the Stockholders

The current bylaws of Abri provide that special meetings of the Board may be called by the Chief Executive Officer or by the number of directors who then legally constitute a quorum (two-thirds of the directors in office). Notice of each special meeting shall, if mailed, be addressed to each director at least ten nor more than sixty days prior to the date on which the meeting is to be held.

Subject to any rights granted to the holders of any outstanding series of Preferred Stock, stockholders of the Combined Company shall not have the ability to call a special meeting.

Abri	Combined Company
Stockholder Action by Written Consent

The Current Charter is silent on stockholder action by written consent. Notwithstanding the foregoing, Abri’s bylaws provided that whenever the stockholders are required or permitted to take any action by vote, such action may be taken without a meeting, without prior notice and without a vote, if a written consent or electronic transmission, setting forth the action so taken, shall be signed or e-mailed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting called for such purpose.

Subject to any rights granted to the holders of any outstanding series of Preferred Stock, the Amended Charter prohibits stockholders from acting by written consent by specifying that any action required or permitted to be taken by stockholders must be effected by a duly called annual or special meeting and may not be effected by written consent.

Notice of Stockholders Meetings

Abri’s current bylaws provide that written or printed notice of the meeting stating the place, day and hour of the meeting and, in case of a special meeting, stating the purpose or purposes for which the meeting is called, and in case of a meeting held by remote communication stating such means, shall be delivered not less than ten nor more than sixty days before the date of the meeting, either personally, or by telegram, facsimile or cable or other electronic means, by or at the direction of the Chief Executive Officer, the Secretary, or the persons calling the meeting, to each stockholder of record entitled to vote at such meeting. Such notice shall be deemed to be given at the time of receipt thereof if given personally or at the time of transmission thereof if given by telegram, telex, facsimile or cable or other electronic means.

The amended and restated bylaws of the Combined Company provide that notice of all meetings of stockholders shall be given in writing or by electronic transmission in the manner provided by applicable law stating the place, if any, date and time of the meeting, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting and the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called

Unless otherwise required by applicable law or the Amended Charter, such notice shall be given not less than ten (10), nor more than sixty (60), days before the date of the meeting to each stockholder of record entitled to vote at such meeting as of the record date for determining stockholders entitled to notice of the meeting.

Amendment of Certificate of Incorporation

The Current Charter allows the right at any time and from time to time to amend, alter, change or repeal any provision contained in the Current Charter (including any Preferred Stock Designation), and other provisions as authorized by the laws of the State of Delaware.

In addition to any vote that may be required by law or the terms of any series of Preferred Stock, the Amended Charter may be amended or repealed by the affirmative vote of at least 66⅔% of the outstanding shares of capital stock entitled to vote generally in the election of directors, voting as a single class.

Quorum

The current bylaws of Abri provide that the holders of a majority of the shares of capital stock issued and outstanding and entitled to vote, represented in person or by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business, except as otherwise provided by statute or by the Current Charter. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders present in person or represented by proxy shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally notified.

The holders of issued and outstanding capital stock representing a majority of the voting power of all outstanding shares of capital stock of the Combined Company entitled to vote at any meeting, present in person or by proxy, shall constitute a quorum for the transaction of business at any meetings of the stockholders; provided that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of all outstanding shares of such class or series shall constitute a quorum of such class or series for the transaction of such business.

Abri	Combined Company
Stockholder Proposals (Other than Nominations)
The Current Charter and Abri’s current bylaws are silent with respect to proposals of other business.

Business (other than nominations) to be properly brought before an annual meeting by a stockholder must have given timely notice in writing to the corporate secretary and such other business must be a proper matter for stockholder action.

To be timely, notice must be received by the corporate secretary not less than ninety (90) days nor more than one hundred twenty (120) days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is scheduled for more than thirty (30) days before or after such anniversary date, notice must be delivered not later than the tenth (10th) day following the day on which public announcement of the date of such meeting is first made.

Limitation of Liability of Directors

Pursuant to the Current Charter, the directors of Abri will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived an improper personal benefit from their actions as directors.

To the fullest extent permitted by applicable law, no director will have any personal liability to the Combined Company or its stockholders for monetary damages for any breach of fiduciary duty as a director (unless such director violated the duty of loyalty to the Combined Company or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, stock purchases or redemptions, or derived improper personal benefit from its actions as a director.

Indemnification of Directors and Officers

The Current Charter provides that Abri’s directors and officers will be indemnified by Abri to the fullest extent authorized by Delaware law as it now exists or may in the future be amended. The current bylaws of Abri also permits Abri to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit indemnification. Abri has purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances and insures Abri against Abri’s obligations to indemnify its directors and officers.

The Combined Company, to the fullest extent permitted by law, shall indemnify any person made or threatened to be made a party to any action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she is or was a director or officer of the Combined Company, while serving as a director or officer of the Combined Company, is or was serving as a director, officer, employee or agent of another entity at the request of the Combined Company.

Corporate Opportunity Provision

The Current Charter provides that the doctrine of corporate opportunity will not apply with respect to any of our officers or directors in circumstances where the application of the doctrine would conflict with any fiduciary duties or contractual obligations they may have. Our officers and directors (other than our independent directors) agreed to present to us for our consideration, prior to presentation to any other person or entity, any suitable opportunity to acquire a target business, until the earlier of: (1) our consummation of an initial business combination and (2) 12 months from the date of this prospectus (or up to 18 months from the closing of this offering if we extend the period of time to consummate a business combination. This agreement is, however, subject to any pre-existing fiduciary and contractual obligations such officer or director may from time to time have to another entity.

The Amended Charter renounces any interest or expectancy of the Combined Company in, or in being offered an opportunity to participate in, any Excluded Opportunity. An “Excluded Opportunity” is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, any director of the Combined Company who is not an employee or officer of the Combined Company or any of its subsidiaries (a “Covered Person”), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person’s capacity as a director of the Combined Company.

Abri	Combined Company
Dividends

Subject to applicable law, the rights, if any, of the holders of any outstanding series of the preferred stock, the holders of shares of Common Stock shall be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of the Abri) when, as and if declared thereon by the board of directors of Abri from time to time out of any assets or funds of Abri legally available therefor and shall share equally on a per share basis in such dividends and distributions.

Subject to any rights of the holders of any series of preferred stock, the holders of Common Stock shall be entitled to receive such dividends and other distributions when, as and if declared by the board of directors out of the assets of the Combined Company that are by law available therefor and shall share such dividends and distributions equally on a per share basis.

Forum

The Current Charter provides that, unless Abri consents in writing to the selection of an alternative forum, to the fullest extent permitted by the applicable law, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of Abri, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Abri to Abri or Abri’s stockholders, (iii) any action asserting a claim against Abri, its directors, officers or employees arising pursuant to any provision of the DGCL or the Current Charter or the bylaws of Abri, or (iv) any action asserting a claim against Abri, its directors, officers or employees governed by the internal affairs doctrine and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or (C) for which the Court of Chancery does not have subject matter jurisdiction.

However, the foregoing will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction and (ii) unless Abri consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

Except with the consent of the Combined Company to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for certain stockholder litigation, except for any action as to which the Chancery Court determines that there is an indispensable party not subject to the jurisdiction of such court and to which jurisdiction such party does not consent within 10 days of such determination, which is vested in the exclusive jurisdiction of a court or forum other than the Chancery Court or for which the Chancery Court does not have subject matter jurisdiction, or any action arising under the Securities Act as to which the Chancery Court and the federal district court for the District of Delaware shall have concurrent jurisdiction. The preceding exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Abri Related Person Transactions

Founder Shares

On April 12, 2021, the Sponsor paid $25,000, or approximately $0.017 per share, to cover certain offering costs in consideration for 1,437,500 founder shares. Up to 187,500 founder shares were subject to forfeiture by the Sponsor depending on the extent to which the underwriters’ over-allotment option was exercised. On August 23, 2021, the underwriters partially exercised the over-allotment option to purchase 276,250 public Units. As a result, 4,020 founder shares were forfeited.

On the date of the IPO, the founder shares were placed into an escrow account maintained in New York, New York by Continental Stock Transfer & Trust Company, acting as escrow agent. Subject to certain limited exceptions, these shares will not be transferred, assigned, sold or released from escrow (subject to certain limited exceptions) for a period ending on (1) with respect to 50% of the founder shares, the earlier of one year after the date of the consummation of Abri’s initial business combination and the date on which the closing price of Abri’s shares of Common Stock equals or exceeds $12.50 per share (as adjusted for share splits, share capitalizations, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after Abri’s initial business combination and (2) with respect to the remaining 50% of the founder shares, one year after the date of Abri’s consummation of the initial business combination, or earlier, in either case, if, subsequent to the initial business combination, Abri consummates a liquidation, merger, stock exchange or other similar transaction which results in all of the stockholders having the right to exchange their shares of Common Stock for cash, securities or other property.

Private Units

Simultaneously with the closing of the IPO, Abri consummated the sale of 276,250 Private Units at a price of $10.00 per Private Unit in the Private Placement to the Sponsor, generating gross proceeds of $2,762,500. Each Private Unit consists of (i) one shares of Common Stock, and (ii) one Warrant. Abri granted the underwriters in the IPO a 45-day option to purchase up to 750,000 additional Public Units to cover over-allotments, if any. On August 23, 2021, the underwriters partially exercised the over-allotment option to purchase 733,920 Public Units, generating an aggregate of gross proceeds of $7,339,200. In connection with the underwriters’ exercise of their over-allotment option, Abri also consummated the sale of an additional 18,348 Private Units at $10.00 per Private Unit to the Sponsor, generating gross proceeds of $183,480.

Promissory Note

On April 20, 2021, the Sponsor agreed to loan Abri up to $300,000 to be used for a portion of the expenses of the IPO (the “Promissory Note”). These loans were non-interest bearing, unsecured and were due at the earlier of December 31, 2021 or the closing of the IPO. As of December 31, 2021, there was a zero balance outstanding under the note.

Consulting Agreements

On September 21, 2021, Abri entered into a Consulting Agreement with Chardan Capital Markets LLC (“Abri Consulting Agreement”) whereby Chardan was to provide certain merger and acquisition and capital markets advisory services to Abri with respect to their efforts to engage in an initial business combination transaction. On February 6, 2022, Abri and Chardan entered into a letter agreement to amend the Abri Consulting Agreement, whereby if Abri completes a business combination with Apifiny or an Apifiny affiliate, Chardan agreed to waive all fees and out-of-pocket expenses relating to such business combination.

On February 9, 2021, Apifiny entered into a Consulting Agreement with Chardan (“Apifiny Consulting Agreement”) whereby Chardan was to provide certain merger and acquisition and capital markets advisory services to Apifiny. On February 6, 2022, Chardan agreed to revise the terms of the Apifiny Consulting Agreement whereby in lieu of a cash fee due under the Apifiny Consulting Agreement, Chardan would instead receive 950,000 shares of the Combined Company upon closing of the Business Combination, excluding the 105,000 shares to be received when the Apifiny Earnout Consideration is achieved.

Related Party Loans

In order to meet the working capital needs following the consummation of the IPO if the funds not held in the Trust Account are insufficient, the Sponsor, Initial Stockholders, officers, directors and their affiliates may, but are not obligated to, loan Abri funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion. Each working capital loan would be evidenced by a promissory note. The notes would either be paid upon consummation of the initial business combination, without interest, or, at the holder’s discretion, up to $1,500,000 of the notes may be converted into Units at a price of $10.00 per Unit. The Units would consist of (i) one shares of Common Stock, which consists of one share of Common Stock and one-quarter of one Warrant, and (ii) one-quarter of one Warrant, where the Common Stock and warrants would be identical to the Common Stock and warrants included in the Private Units. In the event that the initial business combination does not close, Abri may use a portion of the working capital held outside the Trust Account to repay such loaned amounts, but no other proceeds from the Trust Account would be used for such repayment.

On March 8, 2022, the Company issued the First Working Capital Note to the Sponsor where the Sponsor agreed to loan us an aggregate principal amount of $300,000. On April 1, 2022, the Company issued the Second Working Capital Note to the Sponsor where the Sponsor agreed to loan us an aggregate principal amount of $500,000. The Working Capital Notes was issued to fund working capital of the Company. The Working Capital Notes are non-interest bearing and all outstanding amounts under the Working Capital Notes will be due on the date on which we consummate our initial business combination, the Maturity Date. If a business combination is not consummated, and there are insufficient funds to repay the Working Capital Notes, the unpaid amounts would be forgiven. All or a portion of the amounts outstanding under the Working Capital Notes may be converted on the Maturity Date into units at a price of $10.00 per unit at the option of the Sponsor. The units would be identical to the Company’s outstanding Private Units that were issued to the Sponsor in the Private Placement. The Working Capital Notes contain customary events of default, including, among others, those relating to the Company’s failure to make a payment of principal when due and to perform any other obligations that is not timely cured after written notice of such default from the Sponsor.

Administrative Service Fee

Commencing on the effective date of the registration statement of the IPO through the acquisition of a target business, Abri pays an affiliate of the Chief Executive Officer, an aggregate fee of $10,000 per month for providing Abri with office space and certain office and secretarial services. As of [*], 2022, Abri has recorded $[*] for the period from March 18, 2021 through December 31, 2021.

Other than the foregoing, no compensation of any kind, including any finder’s fee, reimbursement, consulting fee or monies in respect of any payment of a loan, will be paid by us to the Sponsor, officers and directors, or any of their affiliates, prior to, or in connection with any services rendered in order to effectuate, the consummation of an initial business combination (regardless of the type of transaction that it is). However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to the Sponsor, officers, directors or our or their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on our behalf.

Related Party Policy

Abri’s Code of Ethics requires us to avoid, wherever possible, all related party transactions that could result in actual or potential conflicts of interests, except under guidelines approved by the Board (or the audit committee). Related-party transactions are defined as transactions in which (1) the aggregate amount involved will or may be expected to exceed $120,000 in any calendar year, (2) we or any of our subsidiaries is a participant, and (3) any (a) executive officer, director or nominee for election as a director, (b) greater than 5% beneficial owner of our shares of Common Stock, or (c) immediate family member, of the persons referred to in clauses (a) and (b), has or will have a direct or indirect material interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity). A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his or her work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his or her family, receives improper personal benefits as a result of his or her position.

The audit committee, pursuant to its written charter, will be responsible for reviewing and approving related-party transactions to the extent we enter into such transactions. The audit committee will consider all relevant factors when determining whether to approve a related party transaction, including whether the related party transaction is on terms no less favorable to us than terms generally available from an unaffiliated third-party under the same or similar circumstances and the extent of the related party’s interest in the transaction. No director may participate in the approval of any transaction in which he is a related party, but that director is required to provide the audit committee with all material information concerning the transaction. We also require each of our directors and executive officers to complete a directors’ and officers’ questionnaire that elicits information about related party transactions.

These procedures are intended to determine whether any such related party transaction impairs the independence of a director or presents a conflict of interest on the part of a director, employee or officer.

To further minimize conflicts of interest, we have agreed not to consummate an initial business combination with an entity that is affiliated with any of the Sponsor, officers or directors unless we have obtained an opinion from an independent investment banking firm, or another independent entity that commonly renders valuation opinions, and the approval of a majority of our disinterested independent directors that the business combination is fair to our unaffiliated stockholders from a financial point of view.

Certain Transaction of Apifiny

Apifiny’s Code of Business Conduct and Ethics states that a conflict of interest occurs when an employee’s private interest interferes, or appears to interfere, in any way with the interests of Apifiny as a whole. An employee should actively avoid any private interest that may impact such employee’s ability to act in the interests of the Company or that may make it difficult to perform the employee’s work objectively and effectively. A conflict of interest situation can arise when a person takes actions or has interests that may make it difficult to perform his work objectively and effectively. Conflicts of interest may also arise if a person, or a member of his family, receives improper personal benefits as a result of his position. Apifiny’s Code of Business Conduct and Ethics requires that employees fully disclose any situations that could reasonably be expected to give rise to a conflict of interest to the Compliance Officer. Conflicts of interest may only be waived by the Board, or the appropriate committee of the Board, and will be promptly disclosed to the public to the extent required by law and applicable rules of the applicable stock exchange.

Where such conflict is deemed to constitute a related party transaction, Apifiny’s audit committee, pursuant to its written charter, is responsible for reviewing and approving such transactions to the extent they are entered into. In doing so, the audit committee will discuss with the independent auditor its evaluation of Apifiny’s identification of, accounting for and disclosure of its relationships with related parties as set forth under the standards of the PCAOB.

Apifiny and Maodong Xu, an immediate family member of the chairperson of Apifiny’s board of directors and Chief Executive Officer, entered into that certain Consulting Agreement dated May 3, 2021 (“Maodong Consulting Agreement”) wherein Mr. Xu agreed to act as senior advisor and provide consulting services to Apifiny by rendering strategic business advice that would include those related to Apifiny’s business, fundraising, products, operations, marketing and hiring strategies. Mr. Xu has agreed not to receive any compensation or reimbursement for his services under the Maodong Consulting Agreement. The term of the Maodong Consulting Agreement remains in force as long as Mr. Xu renders the services contemplated thereby, and may be terminated by Apifiny at any time in accordance with the Maodong Consulting Agreement. Any intellectual property developed by Mr. Xu will belong to Apifiny. The Maodong Consulting Agreement provides for typical indemnification obligations and confidentiality provisions.

Related Person Transaction Policy

Effective upon Closing, the Combined Company expects to adopt a related person transaction policy that sets forth its procedures for the identification, review, consideration and approval or ratification of related person transactions. The policy will become effective upon Closing. For purposes of the Combined Company’s policy only, a related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which the Combined Company and any related person are, were or will be participants in which the amount involved exceeds $120,000. Transactions involving compensation for services provided to the Combined Company as an employee or director are not covered by this policy. A related person is any executive officer, director or beneficial owner of more than 5% of any class of the Combined Company’s voting securities and any of their respective immediate family members and any entity owned or controlled by such persons.

Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, the Combined Company’s management must present information regarding the related person transaction to the Combined Company’s audit committee, or, if audit committee approval would be inappropriate, to another independent body of the Combined Company’s Board of Directors, for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to the Combined Company of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, the Combined Company will collect information that the Combined Company deems reasonably necessary from each director, executive officer and, to the extent feasible, significant stockholder to enable the Combined Company to identify any existing or potential related-person transactions and to effectuate the terms of the policy. In addition, under the Combined Company’s Code of Conduct that the Combined Company expects to adopt prior to the closing of the Business Combination, the Combined Company’s employees and directors will have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest. In considering related person transactions, the Combined Company’s audit committee, or other independent body of the Combined Company’s board of directors, will take into account the relevant available facts and circumstances including, but not limited to:

•        the risks, costs and benefits to the Combined Company;

•        the impact on a director’s independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•        the availability of other sources for comparable services or products; and

•        the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy requires that, in determining whether to approve, ratify or reject a related person transaction, the Combined Company’s audit committee, or other independent body of the Combined Company’s Board of directors, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, the Combined Company’s best interests and those of the Combined Company’s stockholders, as the Combined Company’s audit committee, or other independent body of the Combined Company’s board of directors, determines in the good faith exercise of its discretion.

LEGAL MATTERS

The validity of the shares of Common Stock to be issued pursuant to the Merger Agreement will be passed upon by Loeb & Loeb LLP, counsel to Abri.

EXPERTS

The financial statements of Abri SPAC I, Inc. as of December 31, 2021 and for the period from March 18, 2021 (inception) through December 31, 2021 included in this proxy statement/prospectus have been so included in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein and in the proxy statement/prospectus, given on the authority of said firm as experts in auditing and accounting. The report on the financial statements contains an explanatory paragraph regarding the Company’s ability to continue as a going concern.

The consolidated financial statements of Apifiny Group Inc. and its subsidiaries as of December 31, 2021 and 2020 and for the years then ended included in this proxy statement/prospectus have been so included in reliance on the report of UHY LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The report on the consolidated financial statements contains an explanatory paragraph regarding Apifiny’s ability to continue as a going concern.

APPRAISAL RIGHTS

Abri stockholders do not have appraisal rights in connection with the Business Combination under Delaware law.

DELIVERY OF DOCUMENTS TO STOCKHOLDERS

Pursuant to the rules of the SEC, we and servicers that we employ to deliver communications to our stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of the proxy statement/prospectus. Upon written or oral request, we will deliver a separate copy of the proxy statement/prospectus to any stockholder at a shared address to which a single copy of the proxy statement/prospectus was delivered and who wishes to receive separate copies in the future. Stockholders receiving multiple copies of the proxy statement/prospectus may likewise request that we deliver single copies of the proxy statement/prospectus in the future. Stockholders may notify us of their requests by calling or writing to [PROXY SOLICITOR], our proxy solicitor at:

[PROXY SOLICITOR INFORMATION]

TRANSFER AGENT AND REGISTRAR

The transfer agent for our securities is Continental.

SUBMISSION OF STOCKHOLDER PROPOSALS

Our Board is aware of no other matter that may be brought before the Meeting. Under Delaware law, only business that is specified in the notice of a special meeting to stockholders may be transacted at the Meeting.

FUTURE STOCKHOLDER PROPOSALS

Stockholder proposals, including director nominations, for the 2022 annual meeting must be received at our principal executive offices by not earlier than the opening of business on the 120th day before the 2022 annual meeting and not later than the later of (x) the close of business on the 90th day before the 2022 annual meeting or (y) the close of business on the 10th day following the first day on which we publicly announce the date of the 2022 annual meeting, and must otherwise comply with applicable SEC rules and the advance notice provisions of our bylaws, to be considered for inclusion in our proxy materials relating to our 2022 annual meeting.

You may contact our Secretary at our principal executive offices for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.

WHERE YOU CAN FIND MORE INFORMATION

We must comply with the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and its rules and regulations, and in accordance with the Exchange Act, we file annual, quarterly, and current reports, proxy statements, and other information with the SEC. You can read Abri’s SEC filings, including this proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.gov. If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the Proposals to be presented at the Meeting, you should contact our proxy solicitation agent at the following address and telephone number:

[PROXY SOLICITOR INFORMATION]

If you are a stockholder of Abri and would like to request documents, please do so by [•], 2022, in order to receive them before the Meeting. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means.

All information contained in this proxy statement/prospectus relating to Abri has been supplied by Abri, and all such information relating to Apifiny has been supplied by Apifiny. Information provided by either the Abri or Apifiny does not constitute any representation, estimate or projection of any other party.

This document is a proxy statement of Abri for the Meeting. We have not authorized anyone to give any information or make any representation about the Business Combination, us or Apifiny that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL STATEMENTS

ABRI SPAC I, INC.

Apifiny Group Inc. and Subsidiaries

The following consolidated financial statements of Apifiny Group Inc. and its subsidiaries are presented herein on the page indicated:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholders and Board of Directors
ABRI SPAC I, Inc.
Beverly Hills, CA

Opinion on the Financial Statements

We have audited the accompanying balance sheet of ABRI SPAC I, Inc. (the “Company”) as of December 31, 2021, the related statements of operations, stockholders’ equity, and cash flows for the period from March 18, 2021 (inception) to December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for the period from March 18, 2021 (inception) to December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

(Signed BDO USA, LLP)

We have served as the Company’s auditor since 2021.

Potomac, Maryland

February 4, 2022

ABRI SPAC I, INC.
BALANCE SHEET

December 31, 2021
ASSETS
Current assets:
Cash	$154,942
Prepaid expenses	321,590
Total current assets	476,532

Cash held in Trust Account	57,340,207
Total assets	$57,816,739

LIABILITIES, REDEEMABLE COMMON STOCK AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses	$687,531
Warrant liability	170,867
Total current liabilities	858,398
Deferred underwriting commissions	1,500,000
Total liabilities	2,358,398

Commitments and Contingencies (Note5)

Common stock subject to possible redemption, par value $0.0001, 100,000,000 shares authorized; 5,733,920 shares outstanding	52,323,289
Stockholders’ equity:
Preferred stock, par value $0.0001, 1,000,000 shares authorized, none issued and outstanding	—
Common stock, par value $0.0001, 100,000,000 shares authorized; 1,728,078 shares issued and outstanding	173
Additional paid-in capital	4,262,491
Accumulated deficit	(1,127,612)
Total stockholders’ equity	3,135,052
Total liabilities, redeemable common stock and stockholders’ equity	$57,816,739

The accompanying notes are an integral part of these financial statements.

ABRI SPAC I, INC.
STATEMENT OF OPERATIONS

For the Period from March 18, 2021 (Inception) through December 31, 2021
Operating expenses	$1,134,803
Loss from operations	(1,134,803)

Other income:
Interest income	1,299
Change in fair value of warrant liability	5,892
7,191

Loss before income taxes	(1,127,612)
Benefit from (provision for) income taxes	—
Net loss	$(1,127,612)

Weighted-average common shares outstanding, basic and diluted, redeemable shares subject to redemption	2,789,393
Basic and diluted net income per share, redeemable shares subject to redemption	$(0.05)

Weighted-average common shares outstanding, basic and diluted, non-redeemable shares	1,447,964
Basic and diluted net loss per share, non-redeemable shares	$(0.68)

The accompanying notes are an integral part of these financial statements.

ABRI SPAC I, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
For the Period from March 18, 2021 (Inception) to December 31, 2021

	Common Stock Subject to Possible Redemption		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholder’s Equity
	Shares	Amount	Shares	Amount
Balance, March 18, 2021 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of common stock to founders for cash	—	—	1,437,500	144	24,856	—	25,000
Sale of 5,733,920 Units, net of underwriting discounts and offering costs	5,733,920	50,589,849	—	—		—	—
Sale of 294,598 Private Units	—	—	294,598	29	2,945,951	—	2,945,980
Private Warrant liability	—	—	—	—	(176,759)	—	(176,759)
Public Warrant allocation	—	—	—	—	3,201,884	—	3,201,884
Accretion of common stock to redemption value	—	1,733,440	—	—	(1,733,440)	—	(1,733,440)
Forfeiture of founder’s shares	—	—	(4,020)	—	—	—	—
Net loss	—	—	—	—	—	(1,127,612)	(1,127,612)
Balance at December 31, 2021	5,733,920	$52,323,289	1,728,078	$173	$4,262,491	$(1,127,612)	$3,135,052

The accompanying notes are an integral part of these financial statements.

ABRI SPAC I, INC.
STATEMENT OF CASH FLOWS

For the Period from March 18, 2021 (Inception) through December 31, 2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,127,612)
Adjustments to reconcile net loss to net cash used in operating activities:
Change in fair value of warrant liability	(5,892)
Interest earned on marketable securities held in Trust Account	(1,299)
Changes in operating assets and liabilities:
Prepaid expenses	(321,590)
Accounts payable and accrued expenses	687,531
Net cash used in operating activities	$(768,862)

CASH FLOWS FROM INVESTING ACTIVITIES:
Investment of cash in Trust Account	(57,338,908)
Net cash used in investing activities	$(57,338,908)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from notes payable – related party	300,000
Repayments of notes payable – related party	(300,000)
Issuance of common stock to founders for cash	25,000
Cash proceeds from sale of Units, net of underwriting discounts paid	55,905,720
Cash proceeds from sale of Private Units	2,945,980
Cash proceeds from issuance of underwriter’s unit purchase option	100
Payment of offering costs	(614,088)
Net cash from financing activities	$58,262,712

NET CHANGE IN CASH	154,942
Cash – Beginning of period	—
Cash – End of period	$154,942

SUPPLEMENTAL CASH FLOW INFORMATION:
Non-cash investing and financing activities:
Issuance of founder shares for related party payables	$25,000
Issuance of underwriter’s unit purchase option	$360,000
Deferred underwriting fee payable	$1,500,000
Common stock subject to redemption	$52,323,289

The accompanying notes are an integral part of these financial statements.

ABRI SPAC I, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD MARCH 18, 2021 (INCEPTION) TO DECEMBER 31, 2021

NOTE 1 — NATURE OF THE ORGANIZATION AND BUSINESS

Abri SPAC I, Inc (“Abri” or the “Company”) was incorporated in the State of Delaware on March 18, 2021. The Company’s business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (our “Initial Business Combination”). The Company has selected December 31 as its fiscal year end. Throughout this report, the terms “our,” “we,” “us,” and the “Company” refer to Abri SPAC I, Inc.

As of September 30, 2021, and the date of this filing, the Company had not commenced core operations. All activity for the period from March 18, 2021 (inception) through September 30, 2021 relates to the Company’s formation and raising funds through its initial public offering (“Initial Public Offering”), which is described below. The Company will not generate any operating revenues until after the completion of the Initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.

The registration statement pursuant to which the Company registered its securities offered in the Initial Public Offering was declared effective on August 9, 2021. On August 12, 2021, the Company consummated its Initial Public Offering of 5,000,000 units (each, a “Unit” and collectively, the “Units”), at $10.00 per Unit, generating gross proceeds of $50,000,000 and incurring offering costs of $973,988. The Company granted the underwriter a 45-day option to purchase up to an additional 750,000 Units at the Initial Public Offering price to cover over-allotments.

Simultaneously with the consummation of the closing of the Initial Public Offering, the Company completed the private sale of 276,250 units (the “Private Units”) to Abri Ventures I, LLC, the Company’s sponsor (the “Sponsor”) at a purchase price of $10.00 per Private Unit, generating gross proceeds to the Company of $2,762,500.

Following the closing of the Initial Public Offering on August 12, 2021, an amount of $50,000,000 net proceeds from the Initial Public Offering and sale of the Private Units was placed in a trust account in the United States maintained by Continental Stock Transfer & Trust Company, as trustee (the “Trust Account”). The funds held in the Trust Account were invested only in U.S. government securities with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations so that we are not deemed to be an investment company under the Investment Company Act. Except with respect to interest earned on the funds held in the Trust Account, the Trust Account is intended as a holding place for funds pending the earliest to occur of: (i) the completion of the Initial Business Combination; (ii) the redemption of any public shares properly submitted in connection with a stockholder vote to amend the Company’s amended and restated certificate of incorporation (A) to modify the substance or timing of the Company’s obligation to redeem 100% of the public shares if the Company does not complete the initial Business Combination within 12 months from the closing of the Initial Public Offering (or up to 18 months from the closing of this offering with the mandatory extensions of the period of time to consummate an Initial Business Combination) or (B) with respect to any other provision relating to stockholders’ rights or pre-Initial Business Combination activity; or (iii) absent an Initial Business Combination within 12 months from the closing of the Initial Public Offering (or up to 18 months from the closing of this offering with the mandatory extensions of the period of time to consummate an Initial Business Combination), the return of the funds held in the Trust Account to the public stockholders as part of redemption of the public shares.

On August 19, 2021, the underwriters notified the Company of their intent to exercise of the over-allotment option in part and, on August 23, 2021, the underwriters purchased 733,920 additional Units (the “Additional Units”) at $10.00 per Additional Unit upon the closing of the over-allotment option, generating additional gross proceeds of $7,339,200. On August 23, 2021, simultaneously with the sale of the Additional Units, the Company consummated the sale of an additional 18,348 Private Units at $10.00 per additional Private Unit (the “Additional Private Units”), generating additional gross proceeds of $183,480. A total of $7,339,200 of the net proceeds from the sale of the Additional Units and the Additional Private Units was deposited in the Trust Account, bringing the aggregate proceeds held in the Trust Account on that date to $57,339,200.

ABRI SPAC I, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD MARCH 18, 2021 (INCEPTION) TO DECEMBER 31, 2021

NOTE 1 — NATURE OF THE ORGANIZATION AND BUSINESS (cont.)

The stock exchange listing rules provide that the Initial Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the value of the assets held in the Trust Account (as defined below) (excluding the deferred underwriting commissions and taxes payable) at the time of the Company signing a definitive agreement in connection with the Initial Business Combination. The Company will only complete an Initial Business Combination if the post-Initial Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to successfully effect an Initial Business Combination.

The payment to the Company’s Sponsor of a monthly fee of $10,000 is for general and administrative services including office space, utilities and secretarial support, which the Company records as operating expense on its statement of operations. However, pursuant to the terms of such agreement, we may delay payment of such monthly fee upon a determination by our audit committee that we lack sufficient funds held outside the trust to pay actual or anticipated expenses in connection with our Initial Business Combination. Any such unpaid amount will accrue without interest and be due and payable no later than the date of the consummation of our Initial Business Combination. This arrangement is being agreed to by its Sponsor for our benefit. We believe that the fee charged by our Sponsor is at least as favorable as we could have obtained from an unaffiliated person. This arrangement will terminate upon completion of our Initial Business Combination or the distribution of the Trust Account to our public stockholders. Other than the $10,000 per month fee, no compensation of any kind (including finder’s fees, consulting fees or other similar compensation) will be paid to our insiders, members of our management team or any of our or their respective affiliates, for services rendered to us prior to or in connection with the consummation of our Initial Business Combination (regardless of the type of transaction that it is). However, such individuals will receive reimbursement for any out-of-pocket expenses incurred by them in connection with activities on our behalf, such as identifying potential target businesses, performing business due diligence on suitable target businesses and business combinations, as well as traveling to and from the offices, plants or similar locations of prospective target businesses to examine their operations. Since the role of present management after our Initial Business Combination is uncertain, we have no ability to determine what remuneration, if any, will be paid to those persons after our Initial Business Combination.

The funds outside of the Trust Account are for our working capital requirements in searching for our Initial Business Combination. The allocation such funds represents our best estimate of the intended uses of these funds. If our estimate of the costs of undertaking due diligence and negotiating our Initial Business Combination is less than the actual amount necessary to do so, we may be required to raise additional capital, the amount, availability and cost of which is currently unascertainable. In this event, we could seek such additional capital through loans or additional investments from our insiders, members of our management team or third parties, but our insiders, members of our management team or third parties are not under any obligation to advance funds to, or invest in, us.

We will likely use substantially all of the net proceeds of this offering, including the funds held in the Trust Account, in connection with our Initial Business Combination and to pay our expenses relating thereto, including the deferred underwriting commission payable to the underwriter in an amount equal to 3.0% of the total gross proceeds raised in the offering upon consummation of our Initial Business Combination. To the extent that our capital stock is used in whole or in part as consideration to effect our Initial Business Combination, the proceeds held in the Trust Account which are not used to consummate an Initial Business Combination will be disbursed to the combined company and will, along with any other net proceeds not expended, be used as working capital to finance the operations of the target business. Such working capital funds could be used in a variety of ways, including continuing or expanding the target business’ operations, for strategic acquisitions and for marketing, research and development of existing or new products.

To the extent we are unable to consummate an Initial Business Combination, we will pay the costs of liquidation from our remaining assets outside of the Trust Account. If such funds are insufficient, our insiders have agreed to pay the funds necessary to complete such liquidation (currently anticipated to be no more than $15,000) and have agreed not to seek repayment of such expenses.

ABRI SPAC I, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD MARCH 18, 2021 (INCEPTION) TO DECEMBER 31, 2021

NOTE 1 — NATURE OF THE ORGANIZATION AND BUSINESS (cont.)

We believe that we will not have sufficient available funds to operate for up to the next 12 months (or up to 18 months from the Initial Public Offering if we are required to extend the period of time to consummate an Initial Business Combination), assuming that our Initial Business Combination is not consummated during that time. However, if necessary, in order to meet our working capital needs following the consummation of this offering, our insiders may, but are not obligated to, loan us funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion. Each loan would be evidenced by a promissory note. The notes would either be paid upon consummation of our Initial Business Combination, without interest, or, at the lender’s discretion, up to $750,000 of the notes may be converted upon consummation of our Initial Business Combination into additional Private Warrants at a price of $1.00 per warrant. Notwithstanding, there is no guarantee that the Company will receive such funds. Our stockholders have approved the issuance of the Private Warrants upon conversion of such notes, to the extent the holder wishes to so convert such notes at the time of the consummation of our Initial Business Combination. If we do not complete an Initial Business Combination, any loans and advances from our insiders or their affiliates, will be repaid only from amounts remaining outside our Trust Account, if any.

The Company’s Sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to their insider shares and any public shares they may hold in connection with the completion of our Initial Business Combination. In addition, our Sponsor and its officers and directors have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their insider shares if we fail to complete our Initial Business Combination within the prescribed time frame. However, if its Sponsor or any of its officers, directors or affiliates acquire public shares in or after this offering, they will be entitled to liquidating distributions from the Trust Account with respect to such public shares if we fail to complete our Initial Business Combination within the prescribed time frame.

The Company will provide its public stockholders with the opportunity to redeem all or a portion of their shares of common stock upon the completion of the Initial Business Combination either (i) in connection with a stockholder meeting called to approve the Initial Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a proposed Initial Business Combination or conduct a tender offer will be made by the Company, solely in the Company’s discretion. The public stockholders will be entitled to redeem their shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the Initial Business Combination including interest earned on the funds held in the Trust Account and not previously released to the Company to pay its franchise and income taxes, divided by the number of then outstanding public shares, subject to the limitations. The amount in the Trust Account is initially anticipated to be approximately $10.00 per public share.

The shares of common stock subject to redemption was classified as temporary equity upon the completion of the Initial Public Offering and will subsequently be accreted to redemption value, in accordance with Financial Accounting Standards Board’s (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” In such case, the Company will proceed with a business combination if the Company has net tangible assets of at least $5,000,001 upon such consummation of a business combination and, if the Company seeks stockholder approval, a majority of the issued and outstanding shares voted are voted in favor of the Initial Business Combination.

The Company will have only 12 months from the closing of the Initial Public Offering (the “Combination Period”) to complete the Initial Business Combination. However, if we are not able to consummate the Initial Business Combination within 12 months, we will be required to extend the period of time to consummate a business combination up to two times, each by an additional three months (for a total of up to 18 months to complete an Initial Business Combination). The Sponsor and its affiliates or designees are obligated to fund the Trust Account to extend the time for the Company to complete its Initial Business Combination. If the Company is unable to complete its Initial Business Combination within such 12-month period from the closing of the Initial Public Offering or during any mandatory extension period, the Company will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price,

ABRI SPAC I, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD MARCH 18, 2021 (INCEPTION) TO DECEMBER 31, 2021

NOTE 1 — NATURE OF THE ORGANIZATION AND BUSINESS (cont.)

payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and the Company’s board of directors, liquidate and dissolve, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the warrants, which will expire worthless if the Company fails to complete its Initial Business Combination within the 12-month time period or during any extension period.

COVID-19 Pandemic

In March 2020, the World Health Organization characterized the outbreak of the novel strain of coronavirus, specifically identified as COVID-19, as a global pandemic. This has resulted in governments enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine periods and social distancing, have caused material disruption to business, resulting in a global economic slowdown. Equity markets have experienced significant volatility and weakness and the governments and central banks have reacted with significant monetary and fiscal interventions designed to stabilize economic conditions.

The current challenging economic climate may lead to adverse changes in cash flows, working capital levels and/or debt balances, which may also have a direct impact on the Company’s operating results and financial position in the future. The ultimate duration and magnitude of the impact and the efficacy of government interventions on the economy and the financial effect on the Company is not known at this time. The extent of such impact will depend on future developments, which are highly uncertain and not in the Company’s control, including new information which may emerge concerning the spread and severity of COVID-19 and actions taken to address its impact, among others. The repercussions of this health crisis could have a material adverse effect on the Company’s business, financial condition, liquidity and operating results.

In response to COVID-19, the Company has implemented working practices to address potential impacts to its operations, employees and customers, and will take further measures in the future if and as required. At present, we do not believe there has been any appreciable impact on the Company specifically associated with COVID-19.

Going Concern and Management Liquidity Plans

As of December 31, 2021, the Company had cash of $154,942 and working capital deficiency of approximately $381,866. The Company’s liquidity needs prior to the consummation of the Initial Public Offering had been satisfied through proceeds from notes payable and advances from related party and from the issuance of common stock. Subsequent to the consummation of the Initial Public Offering, the Company expects that it will need additional capital to satisfy its liquidity needs beyond the net proceeds from the consummation of the Initial Public Offering and the proceeds held outside of the Trust Account for paying existing accounts payable, identifying and evaluating prospective business combination candidates, performing due diligence on prospective target businesses, paying for travel expenditures, selecting the target business to merge with or acquire, and structuring, negotiating and consummating the Initial Business Combination. Although certain of the Company’s initial stockholders, officers and directors or their affiliates have committed to loan the Company funds from time to time or at any time, in whatever amount they deem reasonable in their sole discretion, there is no guarantee that the Company will receive such funds.

The accompanying financial statement has been prepared in conformity with U.S. GAAP, which contemplates continuation of the Company as a going concern and the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments that might result from the

ABRI SPAC I, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD MARCH 18, 2021 (INCEPTION) TO DECEMBER 31, 2021

NOTE 1 — NATURE OF THE ORGANIZATION AND BUSINESS (cont.)

outcome of this uncertainty. Further, we have incurred and expect to continue to incur significant costs in pursuit of our financing and acquisition plans. Management plans to address this uncertainty during period leading up to the Initial Business Combination. The Company cannot provide any assurance that its plans to raise capital or to consummate an Initial Business Combination will be successful. Based on the foregoing, management believes that there is a risk that the Company will not have sufficient working capital and borrowing capacity to meet its needs through the earlier of the consummation of the Initial Business Combination or one year from this filing. These factors, among others, raise substantial doubt about our ability to continue as a going concern.

NOTE 2 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying audited financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The summary of significant accounting policies presented below is designed to assist in understanding the Company’s financial statements. Such consolidated financial statements and accompanying notes are the representations of the Company’s management, who is responsible for their integrity and objectivity.

Emerging Growth Company

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

ABRI SPAC I, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD MARCH 18, 2021 (INCEPTION) TO DECEMBER 31, 2021

NOTE 2 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Cash and cash equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2021.

Cash Held in Trust Account

Following the closing of the Initial Public Offering on August 12, 2021, an amount of $57,339,200 from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Units, Additional Units and Additional Private Units were placed in the Trust Account and may be invested only in U.S. government securities with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act which invest only in direct U.S. government treasury obligations. The Trust Account is intended as a holding place for funds pending the earliest to occur of: (i) the completion of the Initial Business Combination; (ii) the redemption of any public shares properly submitted in connection with a shareholder vote to amend the Company’s amended and restated certificate of incorporation (A) to modify the substance or timing of the Company’s obligation to redeem 100% of the public shares if the Company does not complete the Initial Business Combination within 12 months from the closing of the Initial Public Offering or (B) with respect to any other provision relating to shareholders’ rights or pre-Initial Business Combination activity; or (iii) absent an Initial Business Combination within 12 months from the closing of the Initial Public Offering, the return of the funds held in the Trust Account to the public shareholders as part of redemption of the public shares.

Offering Costs

Offering costs consist of professional fees, filing, regulatory and other costs incurred through the balance sheet date that are directly related to the Initial Public Offering. Offering costs are charged against the carrying value of the ordinary shares or the statements of operations based on the relative value of the common shares and the Public Warrants to the proceeds received from the Units sold upon the completion of the Initial Public Offering. Accordingly, on August 12, 2021, offering costs in the aggregate of $973,988 were recognized (including approximately $359,900 for the fair value of the Representative’s unit purchase option), all of which was allocated to the common shares, reducing the carrying amount of such shares as of such date.

Warrant Liability

The Company accounts for the Private Warrants in accordance with the guidance contained in ASC 480, Distinguishing Liabilities from Equity, under which the Private Warrants do not meet the criteria for equity treatment and must be recorded as derivative liabilities. Accordingly, upon issuance, the Company will classify the Private Warrants as liabilities at their fair value and will adjust the Private Warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until the Private Warrants are exercised or expire, and any change in fair value is recognized in the Company’s statements of operations. The fair value of the Private Warrants will be initially and subsequently measured at the end of each reporting period using a Black-Scholes option pricing model.

The Company’s Public Warrants are accounted for and are presented as equity and measured using a Monte Carlo simulation model.

Common Stock Subject to Possible Redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that feature redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is

ABRI SPAC I, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD MARCH 18, 2021 (INCEPTION) TO DECEMBER 31, 2021

NOTE 2 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, common stock subject to possible redemption will be presented at redemption value and as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.

The Company has made a policy election in accordance with ASC 480-10-S99-3A and will recognize changes in redemption value in additional paid-in capital (or accumulated deficit in the absence of additional paid-in capital) over an 18-month period leading up to an Initial Business Combination. As of December 31, 2021, the Company recorded accretion of $1,733,440, with unrecognized accretion remaining of $5,015,911 as of December 31, 2021.

Income Taxes

The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2021. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by taxing authorities since inception.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. As of December 31, 2021, the Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

Fair Value Measurements

Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. U.S. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:

•        Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

ABRI SPAC I, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD MARCH 18, 2021 (INCEPTION) TO DECEMBER 31, 2021

NOTE 2 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

•        Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•        Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

Net Loss Per Share

Net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the reporting period. Diluted earnings per share is computed similar to basic earnings per share, except the weighted average number of common shares outstanding are increased to include additional shares from the assumed exercise of share options, if dilutive.

The Company complies with accounting and disclosure requirements of FASB ASC Topic 260, Earnings Per Share. The Statements of Operations include a presentation of income (loss) per redeemable share and income (loss) per non-redeemable share following the two-class method of income per share. In order to determine the Net income (loss) attributable to both the redeemable shares and non-redeemable shares, the Company first considered the total income (loss) allocable to both sets of shares. This is calculated using the total net income (loss) less any dividends paid. For purposes of calculating net income (loss) per share, any remeasurement of the ordinary shares subject to possible redemption was considered to be dividends paid to the public shareholders. Subsequent to calculating the total income (loss) allocable to both sets of shares, the Company split the amount to be allocated using a ratio of 66% for the redeemable public shares and 34% for the non-redeemable shares, reflective of the respective participation rights, for the period from March 18, 2021 (inception) through December 31, 2021.

The earnings per share presented in the statement of operations is based on the following:

For the period from March 18, 2021 (inception) through December 31, 2021
Net Loss	$(1,127,612)
Accretion of temporary equity to redemption value	(1,733,440)
Net loss including accretion of temporary equity to redemption value	$(2,861,052)
	Common Shares Subject to Redemption	Non-redeemable Common Shares
Basic and diluted net income (loss) per share:
Numerator:
Allocation of net loss including accretion of temporary equity	$(1,883,391)	$(977,661)
Accretion of temporary equity to redemption value	1,733,440	—
Allocation of net loss	$(149,951)	$(977,661)

Denominator:
Weighted-average shares outstanding	2,789,393	1,447,964
Basic and diluted net income (loss) per share	$(0.05)	$(0.68)

ABRI SPAC I, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD MARCH 18, 2021 (INCEPTION) TO DECEMBER 31, 2021

NOTE 2 — ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

In connection with the underwriters’ exercise of the over-allotment option on April 19, 2021, a total of 187,500 Founder Shares were no longer subject to forfeiture. These shares were excluded from the calculation of weighted average shares outstanding until they were no longer subject to forfeiture.

At December 31, 2021, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in our earnings. As a result, diluted loss per share is the same as basic loss per share for the periods presented.

Recent Accounting Pronouncements

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s financial statements.

NOTE 3 — INITIAL PUBLIC OFFERING

On August 12, 2021, the Company consummated its Initial Public Offering of 5,000,000 Units at $10.00 per Unit, generating gross proceeds of $50,000,000 and incurred offering costs of $2,223,988, consisting of $1,250,000 of underwriting fees and expenses and $973,988 of costs related to the Initial Public Offering. Additionally, the Company recorded deferred underwriting commissions of $1,500,000 (increasing up to $1,725,000 if the underwriter’s over-allotment option is exercised in full) payable only upon completion of our Initial Business Combination.

Simultaneously with the consummation of the closing of the Initial Public Offering, the Company completed the private sale of 276,250 Private Units to its Sponsor at a purchase price of $10.00 per Private Unit, generating gross proceeds to the Company of $2,762,500.

On August 19, 2021, the underwriters notified the Company of their intent to exercise of the over-allotment option in part and, on August 23, 2021, the underwriters purchased 733,920 Additional Units at $10.00 per Additional Unit upon the closing of the over-allotment option, generating additional gross proceeds of $7,339,200. On August 23, 2021, simultaneously with the sale of the Additional Units, the Company consummated the sale of an additional 18,348 Additional Private Units, generating additional gross proceeds of $183,480. A total of $7,339,200 of the net proceeds from the sale of the Additional Units and the Additional Private Units was deposited in the Trust Account.

Since the underwriters did not exercise their over-allotment option in full, 4,020 shares of common stock issued to the sponsor prior to the IPO and the Private Placement, were forfeited for no consideration. As of September 20, 2021, a total of $57,338,908 of the net proceeds from our Initial Public Offering and the Private Placement were deposited in a trust account established for the benefit of the Company’s public stockholders.

We intend to use substantially all of the net proceeds of the Initial Public Offering, including the funds held in the trust account, in connection with our initial business combination and to pay our expenses relating thereto, including a deferred underwriting commission payable to the underwriters in an amount equal to 3.0% of the total gross proceeds raised in the Initial Public Offering upon consummation of our initial business combination. To the extent that our capital stock is used in whole or in part as consideration to effect our initial business combination, the remaining proceeds held in the trust account, as well as any other net proceeds not expended, will be used as working capital to finance the operations of the target business. Such working capital funds could be used in a variety of ways including continuing or expanding the target business’ operations, for strategic acquisitions and for marketing, research and development of existing or new products. Such funds could also be used to repay any operating expenses or finders’ fees which we had incurred prior to the completion of our initial business combination if the funds available to us outside of the trust account were insufficient to cover such expenses.

The Private Units were issued pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended, as the transactions did not involve a public offering.

ABRI SPAC I, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD MARCH 18, 2021 (INCEPTION) TO DECEMBER 31, 2021

NOTE 4 — RELATED PARTY TRANSACTIONS

Sponsor Shares

On April 12, 2021, the Company’s sponsor, Abri Ventures I, LLC (the “Sponsor”) purchased 1,437,500 shares (the “Founder Shares”) of the Company’s common stock for an aggregate price of $25,000.

Private Units

On August 12, 2021, our Sponsor purchased an aggregate of 276,250 Private Units in a private placement that closed simultaneously with the closing of Initial Public Offering. The Private Units are comprised of one share of common stock and one redeemable warrant, each exercisable to purchase one share of common stock at $11.50 per share and are otherwise identical to the public warrants in the Initial Public Offering.

On August 23, 2021, simultaneously with the sale of the Additional Units, the Company consummated the sale of an additional 18,348 Additional Private Units, generating additional gross proceeds of $183,480.

All of the proceeds we received from this private placement of units were added to the proceeds from the Initial Public Offering to pay for the expenses of the Initial Public Offering and to be held in the Trust Account. If we do not complete our Initial Business Combination within 12 months from the closing of this Initial Public Offering (or up to 18 months), the proceeds of the sale of the Private Units will be used to fund the redemption of our public shares (subject to the requirements of applicable law) and the Private Units and underlying warrants will be worthless.

Promissory Note — Related Party

On April 20, 2021, the Company entered a promissory note with its Sponsor for principal amount received of $300,000 to be used for a portion of the expenses of the Initial Public Offering. The note was non-interest bearing, unsecured and payable on the earlier of: (i) December 31, 2021 or (ii) the date on which the Company consummated the Initial Public Offering. As of December 31, 2021, there was a zero balance outstanding under the note.

Administrative and Support Services

The Company entered into an administrative services agreement pursuant to which the Company will pay the Sponsor a total of $10,000 per month for office space, administrative and support services, which the Company records as operating expense on its statements of operations. Upon the completion of the Initial Business Combination or our liquidation, the Company will cease paying these monthly fees.

NOTE 5 — COMMITMENTS AND CONTINGENCIES

Registration Rights

The holders of the Founder Shares are entitled to registration rights pursuant to a registration rights agreement that was signed as of the effective date of the Initial Public Offering. The holders of the majority of these securities are entitled to make up to three demands that the Company register such securities. The holders of the majority of the Founder Shares can elect to exercise these registration rights at any time commencing three months prior to the date on which the Founder Shares are to be released from escrow. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to our consummation of our Initial Business Combination. The holders of the Founder Shares have agreed not to transfer, assign or sell any of the such shares (except to certain permitted transferees) until, with respect to 50% of such shares, the earlier of six months after the date of the consummation of our Initial Business Combination and the date on which the closing price of our common stock equals or exceeds $12.50 per share for any 20 trading days within a 30-trading day period following the consummation of our Initial Business Combination and, with respect to the remaining 50% of such shares, six months after the date of the consummation of our Initial Business Combination, or earlier in each case if, subsequent to our

ABRI SPAC I, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD MARCH 18, 2021 (INCEPTION) TO DECEMBER 31, 2021

NOTE 5 — COMMITMENTS AND CONTINGENCIES (cont.)

Initial Business Combination, we complete a liquidation, merger, stock exchange or other similar transaction which results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property. The Founder Shares will be held in escrow with Continental Stock Transfer & Trust Company during the period in which they are subject to the transfer restrictions described above.

Unit Purchase Option

We sold to the underwriters, for $100, an option to purchase up to a total of 300,000 units (increased to 344,035 units after the over-allotment was exercised in part) exercisable, in whole or in part, at $11.50 per unit, commencing on the consummation of our Initial Business Combination. The purchase option may be exercised for cash or on a cashless basis, at the holder’s option, and expires five years from the commencement of sales in this offering. The option and the 300,000 units, as well as the 300,000 shares of common stock, and the warrants to purchase 300,000 shares of common stock that may be issued upon exercise of the option, have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the effective date of the registration statement or the commencement of sales in the Initial Public Offering pursuant to Rule 5110(e)(1) of FINRA’s Rules, during which time the option may not be sold, transferred, assigned, pledged or hypothecated, or be subject of any hedging, short sale, derivative or put or call transaction that would result in the economic disposition of the securities. Additionally, the option may not be sold, transferred, assigned, pledged or hypothecated for a one-year period (including the foregoing 180-day period) following the date of the Company’s initial prospectus except to any underwriter and selected dealer participating in the offering and their bona fide officers or partners. The option grants to holders demand and “piggy-back” rights of the securities directly and indirectly issuable upon exercise of the option. Notwithstanding the foregoing, the underwriters and their related persons may not (i) have more than one demand registration right at our expense, (ii) exercise their demand registration rights more than five (5) years from the effective date of the registration statement, and (iii) exercise their “piggy-back” registration rights more than seven (7) years from the effective date of the registration statement. We will bear all fees and expenses attendant to registering the securities, other than underwriting commissions which will be paid for by the holders themselves. The exercise price and number of units issuable upon exercise of the option may be adjusted in certain circumstances including in the event of a stock dividend, or our recapitalization, reorganization, merger or consolidation. However, the option will not be adjusted for issuances of shares of common stock at a price below its exercise price. We will have no obligation to net cash settle the exercise of the purchase option or the warrants underlying the purchase option. The holder of the purchase option will not be entitled to exercise the purchase option or the warrants underlying the purchase option unless a registration statement covering the securities underlying the purchase option is effective or an exemption from registration is available. If the holder is unable to exercise the purchase option or underlying warrants, the purchase option or warrants, as applicable, will expire worthless.

On August 12, 2021, the Company accounted for the unit purchase option, inclusive of the receipt of $100 cash payment, as an expense of the Initial Public Offering resulting in a charge directly to stockholders’ equity.

NOTE 6 — STOCKHOLDERS’ EQUITY

Common Stock

The Company is authorized to issue an aggregate of 5,000,000 shares of common stock having a par value of $0.0001 per share. From inception, March 18, 2021 through August 12, 2021, the Company issued 1,437,500 founder shares of common stock at a price of $0.0001 per share for total receivable of approximately of $25,000. These Founder Shares held by our Sponsor included up to 187,500 shares which were subject to forfeiture by the stockholder if the underwriters of the Company’s Initial Public Offering did not fully or in part exercise their over-allotment option. On August 19, 2021, the underwriters notified the Company of their intent to exercise of the over-allotment option in part and, on August 23, 2021, the underwriters purchased 733,920 Additional Units at $10.00 per Additional Unit upon the closing of the over-allotment option, generating additional gross proceeds of $7,339,200. On

ABRI SPAC I, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD MARCH 18, 2021 (INCEPTION) TO DECEMBER 31, 2021

NOTE 6 — STOCKHOLDERS’ EQUITY (cont.)

August 23, 2021, simultaneously with the sale of the Additional Units, the Company consummated the sale of an additional 18,348 Additional Private Units, generating additional gross proceeds of $183,480. The balance of the Additional Private Units, or 402 Private Units, including 4,020 Founder Shares, were forfeited by the Sponsor.

Authorized Stock

Upon the effectiveness of the Company’s registration statement on August 9, 2021, the Company amended and restated its certificate of incorporation to authorize the issuance of up to 100,000,000 shares of common stock, par value $0.0001 per share, and 1,000,000 shares of preferred stock, par value $0.0001 per share.

Public and Private Warrants

Each whole warrant entitles the registered holder to purchase one common stock at a price of $11.50 per share, subject to adjustment as discussed below, at any time commencing on the later of the completion of an Initial Business Combination and one year from the consummation of the Company’s Initial Public Offering. The warrants will expire five years after the completion of our Initial Business Combination, or earlier upon redemption.

No public warrants will be exercisable for cash unless we have an effective and current registration statement covering the shares of common stock issuable upon exercise of the warrants and a current prospectus relating to such shares. It is our current intention to have an effective and current registration statement covering the shares of common stock issuable upon exercise of the warrants and a current prospectus relating to such shares in effect promptly following consummation of an Initial Business Combination. Notwithstanding the foregoing, if a registration statement covering the shares of common stock issuable upon exercise of the public warrants is not effective within 90 days following the consummation of our Initial Business Combination, public warrant holders may, until such time as there is an effective registration statement and during any period when we shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis.

We may redeem the outstanding warrants, in whole and not in part, at a price of $0.01 per warrant:

•        at any time while the warrants are exercisable;

•        upon a minimum of 30 days’ prior written notice of redemption;

•        if, and only if, the last sales price of our shares of common stock equals or exceeds $16.50 per share for any 20 trading days within a 30-trading day period ending three business days before we send the notice of redemption; and

•        if, and only if, there is a current registration statement in effect with respect to the shares of common stock underlying such warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption.

If the foregoing conditions are satisfied and we issue a notice of redemption, each warrant holder can exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the shares of common stock may fall below the $16.50 trigger price as well as the $11.50 warrant exercise price per share after the redemption notice is issued and not limit our ability to complete the redemption.

The redemption criteria for our warrants have been established at a price which is intended to provide warrant holders a reasonable premium to the initial exercise price and provide a sufficient differential between the then-prevailing share price and the warrant exercise price so that if the share price declines as a result of our redemption call, the redemption will not cause the share price to drop below the exercise price of the warrants.

If we call the warrants for redemption as described above, our management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In such event, each holder would pay the exercise price by surrendering the whole warrants for that number of shares of common stock equal to the quotient

ABRI SPAC I, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD MARCH 18, 2021 (INCEPTION) TO DECEMBER 31, 2021

NOTE 6 — STOCKHOLDERS’ EQUITY (cont.)

obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the shares of common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. Whether we will exercise our option to require all holders to exercise their warrants on a “cashless basis” will depend on a variety of factors including the price of our shares of common stock at the time the warrants are called for redemption, our cash needs at such time and concerns regarding dilutive share issuances.

Common Stock Subject to Redemption

The Company’s common stock feature certain redemption rights that are considered to be outside of the Company’s control and subject to the occurrence of future events. The Company is authorized to issue 100,000,000 shares of common stock with a par value of $0.0001 per share. Holders of the Company’s common stock are entitled to one vote for each share. As of December 31, 2021, there were 5,733,920 shares of common stock outstanding subject to possible redemption and are classified outside of permanent equity in the balance sheet.

The common stock subject to possible redemption reflected on the balance sheet is reconciled in the following table:
Gross proceeds from Initial Public Offering	$57,338,908
Less:
Fair Value of Public Warrants at Issuance	(3,201,883)
Offering Costs allocated to common stock subject to possible redemption	(3,547,176)
Plus:
Accretion of common stock subject to possible redemption amount	1,733,440
Common stock subject to possible redemption	$52,323,289

NOTE 7 — WARRANTS

On August 12, 2021, the Company consummated its Initial Public Offering of 5,000,000 Units at $10.00 per Unit, generating gross proceeds of $50,000,000, with each Unit consisting of one share of common stock, $0.0001 par value, and one redeemable warrant. The Company granted the underwriter a 45-day option to purchase up to an additional 750,000 Units at the Initial Public Offering price to cover over-allotments.

Simultaneously with the consummation of the closing of the Initial Public Offering, the Company completed the private sale of 276,250 Private Units to its Sponsor at a purchase price of $10.00 per Private Unit, generating gross proceeds to the Company of $2,762,500, with each Private Unit consisting of one share of common stock, $0.0001 par value, and one redeemable warrant.

Upon consummation of our Initial Public Offering, we sold to the underwriters, for $100, an option to purchase up to a total of 300,000 units (increased to 344,035 units after the over-allotment was exercised in part) exercisable, in whole or in part, at $11.50 per unit, commencing on the consummation of our Initial Business Combination. The purchase option may be exercised for cash or on a cashless basis, at the holder’s option, and expires five years from the commencement of sales in this offering. The option and the 300,000 units, as well as the 300,000 shares of common stock, and the warrants to purchase 300,000 shares of common stock that may be issued upon exercise of the option have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the effective date of our registration statement, or August 9, 2021. As of August 12, 2021, the Company accounted for the unit purchase option, inclusive of the receipt of $100 cash payment, as an expense of the Initial Public Offering resulting in a charge directly to stockholders’ equity.

ABRI SPAC I, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD MARCH 18, 2021 (INCEPTION) TO DECEMBER 31, 2021

NOTE 7 — WARRANTS (cont.)

On August 19, 2021, the underwriters notified the Company of their intent to exercise of the over-allotment option in part and, on August 23, 2021, the underwriters purchased 733,920 Additional Units at $10.00 per Additional Unit upon the closing of the over-allotment option, generating additional gross proceeds of $7,339,200. On August 23, 2021, simultaneously with the sale of the Additional Units, the Company consummated the sale of an additional 18,348 Additional Private Units, generating additional gross proceeds of $183,480, with each Additional Private Unit consisting of one share of common stock, $0.0001 par value, and one redeemable warrant.

Each Private Unit, Additional Unit and Additional Private Unit are identical to the Unit from our Initial Public Offering except as described below.

The Sponsor has agreed to waive its redemption rights with respect to any shares underlying the Private Units (i) in connection with the consummation of a business combination, (ii) in connection with a stockholder vote to amend our amended and restated certificate of incorporation to modify the substance or timing of our obligation to allow redemption in connection with our Initial Business Combination or certain amendments to our charter prior thereto, to redeem 100% of our public shares if we do not complete our Initial Business Combination within 12 months from the completion of this offering (or up to 18 months from the closing of this offering if extended) or with respect to any other provision relating to stockholders’ rights or pre-Initial Business Combination activity and (iii) if we fail to consummate a business combination within 12 months from the completion of this offering (or up to 18 months from the closing of this offering if extended) or if we liquidate prior to the expiration of the 18 month period. However, the Sponsor will be entitled to redemption rights with respect to any public shares it holds if we fail to consummate a business combination or liquidate within the 18-month period.

The Private Units and their component securities will not be transferable, assignable or saleable until 30 days after the consummation of our Initial Business Combination except to permitted transferees.

The Company evaluated the Public and Private Warrants as either equity-classified or liability-classified instruments based on an assessment of the warrants’ specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common stock, among other conditions for equity classification. Pursuant to such evaluation, the Company further evaluated the Public and Private Warrants under ASC 815-40, Derivatives and Hedging — Contracts in Entity’s Own Equity, and concluded that the Private Warrants do not meet the criteria to be classified in stockholders’ equity.

Certain adjustments to the settlement amount of the Private warrants are based on a variable that is not an input to the fair value of an option as defined under ASC 815 — 40, and thus the warrants are not considered indexed to the Company’s own stock and not eligible for an exception from derivative accounting. The accounting treatment of derivative financial instruments requires that the Company record a derivative liability upon issuance of the warrants at the closing of the Initial Public Offering. Accordingly, the Company classified each Private Warrant as a liability at its fair value, with subsequent changes in their respective fair values recognized in the statements of operations and comprehensive income (loss) at each reporting date.

The Company accounts for the Public Warrants as equity based on its initial evaluation that the Public Warrants are indexed to the Company’s own stock. The fair value of the Public Warrants was approximately $0.60 per Public Warrant, which was determined by the Monte Carlo simulation model. The Public Warrants will be recorded at the amount of allocated proceeds and will not be remeasured every reporting period.

ABRI SPAC I, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD MARCH 18, 2021 (INCEPTION) TO DECEMBER 31, 2021

NOTE 8 — FAIR VALUE MEASUREMENTS

The Company carries cash equivalents, marketable investments, Private Warrants, at fair value. Fair value is based on the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is estimated by applying the following hierarchy, which prioritizes the inputs used to measure fair value into three levels and bases the categorization within the hierarchy upon the lowest level of input that is available and significant to the fair value measurement.

The Company determined the fair value of its Level 1 financial instruments, which are traded in active markets, using quoted market prices for identical instruments. The Company’s Cash held in Trust Account is classified within Level 1 of the fair value hierarchy.

The Company’s warrant liability has been valued as Level 3 instruments.

The estimated fair value of the Private Warrants is determined using Level 3 inputs. Inherent in a Black-Scholes pricing model are assumptions related to dividend yield, term, volatility and risk-free rate. The Company estimates the volatility of its common shares based on management’s understanding of the volatility associated with instruments of other similar entities. The risk-free interest rate is based on the U.S. Treasury rate matching the expected term of the warrants. The expected life of the warrants is simulated based on management assumptions regarding the timing and likelihood of completing our Initial Business Combination. The dividend rate is based on the historical rate, which the Company anticipates to remain at zero.

The fair value of the Private Warrants from the private placement that closed simultaneously with the closing of the Initial Public Offering was approximately $176,759, which was determined by the Black-Scholes Pricing Model with the following assumptions: dividend yield of 0%, term of 5 years, volatility of 13.5%, exercise price of $11.50 and risk-free rate of 0.81%. The fair value was $170,867 as of December 31, 2021, using the following assumptions: dividend yield of 0%, term of 4.5 years, volatility of 11.8%, exercise price of $11.50 and risk-free rate of 1.19%, resulting in a gain on change in fair value of warrant liability of $5,892 for the period from March 18, 2021 (inception) through December 31, 2021.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at December 31, 2021 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:
		Fair value measurements at reporting date using:
Description	Fair Value	Quoted prices in active markets for identical liabilities (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Cash	$154,942	$154,942	$—	$—
Cash held in Trust Account – U.S. Money Market	$57,340,207	$57,340,207	$—	$—

Liabilities:
Warrant liabilities	$170,867	$—	$—	$170,867

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.

ABRI SPAC I, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD MARCH 18, 2021 (INCEPTION) TO DECEMBER 31, 2021

NOTE 9 — INCOME TAXES

The Company accounts for income taxes under ASC 740 — Income Taxes (“ASC 740”), which provides for an asset and liability approach of accounting for income taxes. Under this approach, deferred tax assets and liabilities are recognized based on anticipated future tax consequences, using currently enacted tax laws, attributed to temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts calculated for income tax purposes.

Significant components of the Company’s deferred tax assets as of December 31, 2020 are summarized below.
December 31, 2021
Deferred tax assets:
Net operation loss carryforwards	$316,000
Total deferred tax asset	316,000
Valuation allowance	(316,000)
$—

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required the Company has no history of generating taxable income. Therefore, a valuation allowance of $316,000 was recorded as of December 31, 2021.

The Company’s ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. Future utilization of the net operating loss carry forwards is subject to certain limitations under Section 382 of the Internal Revenue Code. As of December 31, 2021, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of approximately $1,134,000. Federal net operating loss carryforwards generated do not expire whereas state carryforwards begin to expire in 2040.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company is subject to franchise tax and filing requirements in the State of Delaware and has accrued approximately $78,000 for such tax liability as of December 31, 2021.

NOTE 10 — SUBSEQUENT EVENTS

Management evaluated subsequent events and transactions that occurred after the balance sheet date, up to the date that the financial statements were issued. Based upon this review, management did not identify any subsequent events that would have required adjustment or disclosure in the financial statements other than the below:

Merger Agreement

On January 27, 2022, the Company entered into a Merger Agreement (the “Merger Agreement”) by and among Abri, Abri Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Abri (“Merger Sub”), Apifiny Group Inc., a Delaware corporation (“Apifiny”), Erez Simha solely in his capacity as representative, agent and attorney-in-fact of the Apifiny security holders, and the Sponsor solely in its capacity as representative, agent and attorney-in-fact of the Indemnified Party (as defined the Merger Agreement). Pursuant to the terms of the Merger Agreement, a business combination between Abri and Apifiny will be effected through the merger of Merger Sub with and into Apifiny, with Apifiny surviving the merger as a wholly owned subsidiary of Abri (the “Merger”). The board of

ABRI SPAC I, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE PERIOD MARCH 18, 2021 (INCEPTION) TO DECEMBER 31, 2021

NOTE 10 — SUBSEQUENT EVENTS (cont.)

directors of Abri has (i) approved and declared advisable the Merger Agreement, the Merger and the other transactions contemplated thereby and (ii) resolved to recommend approval of the Merger Agreement and related transactions by the stockholders of Abri.

The Merger is expected to be consummated after obtaining the required approval by the shareholders of Abri and Apifiny and the satisfaction of certain other customary closing conditions.

The total consideration to be paid at Closing (the “Initial Consideration”) by Abri to Apifiny security holders will be an amount equal to $450 Million. The Initial Consideration will be payable in shares of common stock, par value $0.0001 per share, of Abri (“Abri Common Stock”) valued at $10 per share.

In addition to the Initial Consideration, the Apifiny security holders (the Earnout Recipients as defined in the Merger Agreement) will also have the contingent right to earn up to 10,500,000 shares of Abri Common Stock in the aggregate (“Earnout Consideration”) as follows:

•        The Apifiny security holders will earn 3,000,000 shares of the Earnout Consideration, in the aggregate, if over any twenty (20) consecutive Trading Days (as defined in the Merger Agreement) during the period beginning on the date of the Closing (the “Closing Date”) and ending on the first anniversary of the Closing Date (the “First Earnout Period”), the volume-weighted average price (“VWAP”) (as defined in the Merger Agreement) of the Abri Common Stock is greater than or equal to $16.50 per share (the “First Milestone”).

•        The Apifiny security holders will earn an additional 3,750,000 shares of the Earnout Consideration, in the aggregate, if over any twenty (20) consecutive Trading Days during the period beginning on the Closing Date and ending on the second anniversary of the Closing Date (the “Second Earnout Period”), the VWAP of the Abri Common Stock is greater than or equal to $23.00 per share (the “Second Milestone”).

•        The Apifiny security holders will earn an additional 3,750,000 shares of the Earnout Consideration, in the aggregate, if within any twenty (20) consecutive Trading Day during the period beginning on the Closing Date and ending on the third anniversary of the Closing Date (the “Third Earnout Period” and together with the First Earnout Period and the Second Earnout Period, each, an “Earnout Period” and collectively, the “Earnout Periods”), the VWAP of the Abri Common Stock is greater than or equal to $30.00 per share(the “Third Milestone” and together with the First Milestone and the Second Milestone, the “Earnout Milestones”).

•        Upon the first Change in Control to occur during the applicable Earnout Period, if the corresponding price per share of Abri Common Stock in connection with such Change in Control is equal to or greater than any applicable Earnout Milestone or Milestones, the Apifiny security holders will earn the shares of the Earnout Consideration issuable in respect to such Earnout Milestone or Milestones as described above as of immediately prior to the Change of Control.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Shareholders of Apifiny Group, Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Apifiny Group, Inc. and Subsidiaries (the Company) as of December 31, 2021 and 2020, and the related consolidated statements of operations, comprehensive income, changes in stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the two-years periods ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations and had significant accumulated deficit and negative cash flows from operations. This raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters also are described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ UHY LLP

We have served as the Company’s auditor since 2021.

New York, New York

May 9, 2022

Apifiny Group Inc. and Subsidiaries
Consolidated Balance Sheets

	Years Ended December 31,
	2021	2020
Assets
Current assets
Cash and cash equivalents	$1,494,904	$1,821,544
Prepaid expenses	317,540	46,663
Deferred offering cost	417,285	—
Other receivable	351,159	—
Other current assets	81,073	65,561
Total Current assets	2,661,961	1,933,768

Restricted cash	186,341	—
Digital assets	3,400,611	295,373
Digital assets held for customers	1,893,985	—
Intangible assets, net	6,855,331	8,521,933
Property and equipment, net	8,057,937	185,905
Other asset	3,985	41,616
Total assets	$23,060,151	$10,978,595

Liabilities and Equity
Current liabilities
Accounts payable and accrued expenses	1,721,592	165,670
Accrued payroll and employee benefits	253,254	426,050
Embedded derivatives	35,562	—
Digital assets due to customers	1,893,985	—
Customer custodial funds due to customers	15,073	—
Income tax payable	44,295	—
Digital asset borrowings	1,858,595	300,091
Payable to related party	216,939	—
Other payable	5,132,871	17,251
Total Current liabilities	11,172,166	909,062
Non-Current liabilities
Long Term Loan	111,071	1,224,924
Total liabilities	$11,283,237	$2,133,986

Equity
Class A common stock, $0.0001 par value, 33,333,326 shares authorized, 13,987,893 issued and outstanding at December 31, 2021 and 33,333,326 shares authorized, 183,333 share issued and outstanding at December 31, 2020	1,398	18
Class F common stock, $0.0001 par value, 100,000,000 shares authorized, 89,359,656 issued and outstanding at December 31, 2021 and 100,000,000 shares authorized, 100,000,000 shares issued and outstanding at December 31, 2020	8,936	10,000
Additional paid-in capital	32,735,152	19,381,086
Accumulated other comprehensive income	129,067	179,286
Accumulated deficit	(21,097,639)	(10,725,781)
Total shareholder’s equity	11,776,914	8,844,609
Total liabilities and shareholders’ equity	$23,060,151	$10,978,595

The accompanying notes are an integral part of these consolidated financial statements.

Apifiny Group Inc. and Subsidiaries
Consolidated Statements of Operations

	Years Ended December 31,
	2021	2020
Revenues:
Market services	$1,896,663	$98,771
Bitcoin mining	$3,007,763	—
Total revenues	4,904,426	98,771

Cost and operating expenses:
Cost of bitcoin mining	3,630,452	—
Transaction fees	2,171,612	122,287
Compensation and benefits	5,873,987	3,324,170
Professional and contract services	2,351,125	1,059,302
Marketing and advertising	203,316	54,446
Depreciation and amortization	1,783,437	96,010
General and administrative	1,335,243	1,087,500
Total cost and operating expenses	17,349,172	5,743,715
Other income (expense)
Interest income	18,888	231
Interest expense	(16,616)	(10,770)
Other income	27,387	21,787
PPP loan forgiveness	1,090,070	—
Impairment losses on digital assets	(597,159)	—
Unrealized loss from digital asset borrowings	(202,040)	—
Net gain from disposal of digital assets	1,807,548	189,508
Net gain from disposal subsidiaries	2,000	—
Total other income, net	2,130,078	200,756
Loss before income taxes	(10,314,668)	(5,444,188)
Income tax expense	(57,190)	—
Net Loss	$(10,371,858)	$(5,444,188)
Net loss per share attributable to Class F and Class A common stockholders
Basic	(0.10)	(0.06)
Diluted	(0.10)	(0.06)
Weighted average shares used in computation of net loss per share
Basic	101,606,218	86,523,375
Diluted	101,606,218	86,523,375

The accompanying notes are an integral part of these consolidated financial statements.

Apifiny Group Inc. and Subsidiaries
Consolidated Statements of Comprehensive Loss

	Years Ended December 31,
	2021	2020
Net Loss	$(10,371,858)	$(5,444,188)
Other comprehensive loss, net of applicable taxes:
Foreign currency translation gain (loss)	(50,219)	241,046
Comprehensive Loss	$(10,422,077)	$(5,203,142)

The accompanying notes are an integral part of these consolidated financial statements.

Apifiny Group Inc. and Subsidiaries
Consolidated Statements of Shareholder’s Equity

	Years Ended December 31,
	2021		2020
	Shares	Amount	Shares	Amount
Class A Voting Common Stock
Balance, beginning of period	183,333	$18	1	$0
Issuance of Class A Voting common stock	701,062	70	—	—
Share issued in connection with exercise of stock option under stock-based compensation plans	1,737,498	174	183,332	18
Conversion of Class F common stock to Class A common stock	11,366,000	1,136	—	—
Balance, end of period	13,987,893	1,398	183,333	18
Class F Voting Common Stock
Balance, beginning of period	100,000,000	10,000	10,000,000	1,000
Issuance of Class F Voting common stock	725,656	73	90,000,000	9,000
Conversion of Class F common stock to Class A common stock	(11,366,000)	(1,137)	—	—
Balance, end of period	89,359,656	8,936	100,000,000	10,000
Additional Paid in Capital
Balance, beginning of period	—	19,381,086	—	10,161,763
Issuance of Class A Voting common stock	—	1,892,782	—	—
Class F shareholder contribution without issuing new shares	—	8,409,633	—	9,037,024
Class F shareholder contribution with issuing new shares	—	2,454,424	—	—
Stock-based Compensation expenses	—	545,276	—	176,817
Share issued in connection with exercise of stock option under stock-based compensation plans	—	51,951	—	5,482
Balance, end of period	—	32,735,152	—	19,381,086
Accumulated deficit
Balance, beginning of period	—	(10,725,781)	—	(5,281,593)
Net Loss	—	(10,371,858)	—	(5,444,188)
Balance, end of period	—	(21,097,639)	—	(10,725,781)
Accumulated other comprehensive Income (Loss)
Balance, beginning of period	—	179,286	—	(61,760)
Foreign currency translation gain	—	(50,219)	—	241,046
Balance, end of period	—	129,067	—	179,286
Total shareholder’s equity	103,347,549	$11,776,914	100,183,333	$8,844,609

The accompanying notes are an integral part of these consolidated financial statements.

Apifiny Group Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	Years Ended December 31,
	2021	2020
Cash flows from operating activities:
Net Loss	$(10,371,858)	$(5,444,188)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	4,271,313	96,010
PPP Loan forgiveness	(1,090,070)	—
Net gain from disposal of digital assets	(1,807,548)	(189,509)
Stock based compensation	545,276	176,817
Revenue from bitcoin mining	(3,007,763)	—
Unrealized loss from digital assets borrowings	202,040	—
Impairment losses on digital assets	597,159	—

Net change in operating assets and liabilities:
Prepaid expenses	(270,940)	31,065
Other current assets	(184,536)	150,434
Other assets	30,215	(39,549)
Accounts payable and accrued expenses	1,139,030	(370,607)
Accrued payroll and employee benefits	(162,024)	(17,678)
Income tax payable	3,430	—
Other payable	(20,804)	1,703
Net cash (used in) operating activities	(10,127,080)	(5,605,502)

Cash flows from investing activities:
Capitalized internal-use software development costs	—	(2,573,362)
Net (proceeds) purchases and disposals of digital assets	2,217,231	154,841
Purchase of equipment and bitcoin mining machines	(5,460,711)	(64,561)
Net cash (used in) Investing activities	(3,243,480)	(2,483,082)

Cash flows from financing activities:
Capital contribution	8,409,633	8,467,924
Proceeds from paycheck protection program loan	—	1,216,745
Proceeds from a related party	280,349	—
Proceeds from digital assets borrowings	—	47,875
PPP loan repayments	(23,784)	—
Issuance of common stock	4,347,202	14,500
Issuance of common stock upon exercise of stock options	52,125	—
Net cash provided by financing activities	13,065,525	9,747,044

Effect of exchange rate changes on cash and cash equivalents	164,736	(65,644)
Net (decrease) increase in cash, cash equivalents, and restricted cash	(140,299)	1,592,816
Cash, cash equivalents, and restricted cash, beginning of period	1,821,544	228,728
Cash, cash equivalents, and restricted cash, end of period	$1,681,245	$1,821,544

Supplemental disclosure of cash flow information
Interest paid	$16,616	$10,770
Income tax paid	$—	$—

Supplemental schedule of non-cash operating, investing and financing activities
Purchase of mining machine in other payable	$5,137,406	$—
Digital assets borrowings	$1,567,476	$239,463
Shareholder’s loan converted to paid-in capital	$—	$560,100
Net purchase and disposal of digital assets with non-cash consideration	$(4,598,529)	$34,668
Deferred offering costs in accrued expense	$417,285	$—
Other receivable in digital assets	$351,159
Netting of payable to related party in other current assets	$80,632
Digital assets held for and due to customers	$1,893,595

The accompanying notes are an integral part of these consolidated financial statements.

Apifiny Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements

1. Organization and Nature of Operations

Apifiny Group Inc. (the “Company”) was incorporated under the law of the State of Delaware on January 2, 2019. Apifiny Group Inc. along with its subsidiaries, its variable interest entity (“VIE”) and VIE’s subsidiary (collectively “Apifiny” or the “Group”) provide digital asset trading services through a digital asset marketplace that facilitates access to regulated, global financial markets to provide superior liquidity, pricing, and faster order fills for retail and institutional users. Apifiny leverages the latest fintech innovations to bridge the crypto and traditional asset worlds and brings together Exchanges, Institutional Clients, Market Makers, Broker Dealers, and OTC Desks with a goal to transform the world by offering truly global transactions anytime and anywhere. Apifiny operates and manages its business and services in two business segments: Market services and Bitcoin mining.

Apifiny conducts business through its subsidiaries in British Virgin Island, China, Hong Kong, Japan, Singapore, South Korea, United Kingdom, and USA. The Company liquidated its Chinese entities in December 2021 and deregistered all its Chinese entities in January 2022.

The Variable Interest Entity (VIE) Arrangements

The Company’s wholly foreign-invested enterprise in China (“WFOE”), Beijing Xingyang Future Information Technology Limited (“Beijing Xingyang”), entered into a series of contractual arrangements with Beijing Apifiny Information Technology Co. Ltd (“Beijing Apifiny” or the “VIE”) and its shareholders (collectively, the “Parties”) to conduct substantially its businesses in China through the VIE and obtain control over the VIE.

The Company through the Company’s wholly owned subsidiary, Beijing Xingyang, has (1) power to direct the activities of the VIE that most significantly affect the entity’s economic performance and (2) the right to receive economic benefits of the VIE that could be significant to the VIE. Accordingly, the Company is considered the primary beneficiary of the VIE and has consolidated the VIE’s financial results of operations, assets, and liabilities in the Company’s consolidated financial statements. The Company also believes that this ability to exercise control ensures that the VIE will continue to execute and renew the exclusive business operation agreement and pay service fees to the Company. The ability to charge service fees in amounts determined at the Company’s sole discretion, and by ensuring that the exclusive business operation agreement (the “Operation Agreement”) are executed and renewed indefinitely, the Company has the right to receive substantially all the economic benefits from the VIE.

The following is a summary of the various VIE agreements.

Agreements that Transfer Economic Benefits and Risks to the Company

Exclusive Business Operation Agreement

Pursuant to the Operation Agreement, the VIE agrees to engage WFOE as its provider for management and market promotion and operation and maintenance services. The VIE shall pay to WFOE service fees which may reach the full balance of the VIE’s total income after deduction of its costs and expenses. The Operation Agreement shall be canceled only if 1) the Parties unanimously agree to terminate the Operation Agreement, 2) the cooperation period has expired, and the Parties are not intended to extend the cooperation period; or 3) any force majeure events render the performance of the Operation Agreement to become impossible.

Equity Interest Pledge Agreement

The VIE’s shareholders have entered into an equity pledge agreement (the “Pledge Agreement”) with the WFOE, under which the shareholders pledged all the equity interests in the VIE to WFOE as a guarantee for the VIE’s shareholders and the VIE to perform all their obligations under the Pledge Agreement. The pledge refers to WFOE’s priority right to be repaid with the proceeds from the sale, auction, or disposal of the pledged equity interests. The guarantee under the Pledge Agreement shall remain in force in respect of any obligations of the VIE’s shareholders and the VIE. No invalidity, revocation or cancellation of the Pledge Agreement shall affect the validity of the VIE Arrangement. If the Pledge Agreement becomes invalid or is revoked or canceled for any reason, WFOE shall have the right to immediately realize its pledge.

Apifiny Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements

1. Organization and Nature of Operations (cont.)

Agreements that Provide the Company with Effective Control over VIE

Exclusive Option Agreement

The VIE’s shareholders have entered into an exclusive option agreement (the “Option Agreement”) with WFOE, pursuant to which WFOE has an exclusive option to purchase or designate one or more persons to purchase, to the extent permitted by applicable People’s Republic of China (“PRC”) laws, rules, and regulations, all, or part of the VIE’s equity interests held by its shareholders or a proprietary right to all or part of the assets owned by the VIE. Unless the applicable laws and regulations of the PRC require an assessment of the purchased equity interests or assets or impose other restrictive provisions on the price of the equity interests or assets, the purchase price of the purchased equity interests (“Equity Interest Purchase Price”) or the purchase price of the purchased assets (“Asset Purchase Price”) shall be subject to the nominal or symbolic price; if the laws and regulations of the PRC applicable to the exercise of the exclusive option by WFOE do not permit the transfer at the nominal or symbolic price, the Equity Interest Purchase Price shall be equal to the original investment price (“Original Investment Price”) paid by VIE’s shareholders for the purchased equity interests, and the Asset Purchase Price shall be equal to the book value of the assets. If the laws and regulations of the PRC applicable to the exercise of the exclusive option by WFOE require an assessment of the purchased equity interests or assets or impose other restrictive provisions on the price of the equity interests or assets, WFOE and VIE’s shareholders agree that the purchase price shall be the minimum price permitted by the applicable law. If the minimum price permitted by the applicable law is higher than the Original Investment Price of the purchased equity interests and the book value of the purchased assets, VIE’s shareholders shall reimburse WFOE the full excess amount after deduction of all taxes paid by VIE’s shareholders in accordance with the applicable laws and regulations of the PRC. The term of the Option Agreement is ten years unless terminated in advance in accordance with the provisions of the Option Agreement or the relevant agreement otherwise concluded by all parties. The term of the Option Agreement may be extended after the written confirmation by WFOE prior to the expiration of the term of the Option Agreement, and the extended term hereof shall be determined by WFOE.

Power of Attorney

The VIE’s shareholders have agreed to appoint WFOE, or its designee, as the attorney-in-fact to act on VIE’s shareholders’ behalf on all rights that the shareholders have in respect of such shareholders’ equity interest in VIE conferred by relevant laws and regulations and the articles of association of VIE. The rights include but not limited to the rights to propose the convening of shareholders’ meetings, to receive any notices on the holding and rules of procedure of shareholders’ meetings, to attend and exercise voting rights at shareholders’ meetings of VIE (including but not limited to nominating, electing or appointing directors, general managers, chief financial officers and other senior managers of VIE and deciding on dividends and other matters) and to decide to sell or transfer all or part of shareholders’ equity interests in VIE.

The Company believes that: (1) the legal and ownership structure is in compliance with all existing PRC laws and regulations; (2) each of the VIE agreements amongst the WFOE, the VIE and VIE’s shareholder governed by PRC laws, are legal, valid and binding, enforceable against such parties, and will not result in any violations of PRC laws or regulations currently in effects; and (3) WFOE and VIE have the necessary corporate power and authority to conduct its business as described in its business scope under its business licenses, which is in full force and effect, and the business operations in the PRC are in compliance with existing PRC laws and regulations. The shareholders of the VIE are also shareholders of the Company and therefore have no current interest in seeking to act contrary to the contractual arrangements. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce these contractual arrangements and if the shareholders were to reduce their interest in the Company, their interests may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms.

Apifiny Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements

1. Organization and Nature of Operations (cont.)

Risks in Relation to the VIE Structure

On September 30, 2021, the Company exercised the purchase option to purchase the VIE interest. Therefore, the VIE structure no longer exists. At the same time, the Company started the process to dissolve all its subsidiaries located in China. As of January 2022, all the Company’s Chinese subsidiaries were fully dissolved and deregistered.

The following financial information of the Company’s VIE and VIE’s subsidiary after the elimination of inter-company transactions and balances as of December 31, 2021, and 2020 and for the periods ended December 31, 2021, and 2020 is included in the accompanying consolidated financial statements:

	December 31, 2021	December 31, 2020
Assets
Current assets
Cash and cash equivalents	$—	$29,019
Prepaid expenses	—	10,367
Other current assets	—	260
Total current assets	—	39,646
Property and equipment, net	—	5,806
Intangible assets, net	—	4,974,879
Other assets	—	37,630
Total assets	$—	$5,057,961

Current liabilities
Accrued payroll and employee benefits	$—	$414,442
Accounts payable and accrued expenses	—	618
Total current liabilities	—	415,060
Total liabilities	$—	$415,060
	Years Ended December 31,
	2021	2020
Total Revenues	$—	$98,771

Net Loss	$—	$(839,115)
	Years Ended December 31,
	2021	2020
Cash used in operating activities	$—	$(891,366)
Cash used in investing activities	$—	$(1,388,600)
Cash provided by financing activities	$—	$2,417,625

There was no pledge or collateralization of the VIE’s assets that would be used to settle obligations of the VIE. There are no creditors (or beneficial interest holders) of the VIE that have recourse to the general credit of the Company or any of its consolidated subsidiaries. There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIE. Relevant PRC laws and regulations restrict the VIE from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. The VIE’s intellectual property (IP) was fully transferred to the Company, at the current book value. There were no implications on the Company’s operations because of the IP transfer.

Apifiny Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements

1. Organization and Nature of Operations (cont.)

Concentration of Credit Risk

The Company’s cash, cash equivalents and restricted cash are potentially subject to concentration of credit risk. Cash, cash equivalents and restricted cash are placed with financial institutions which are of high credit quality and held in accounts at cryptocurrency trading exchanges. The Company may have deposit balances with financial institutions which exceed the Federal Deposit Insurance Corporation insurance or by various foreign governments. As of December 31, 2021, and 2020, the Company held $699,690 and $1,286,064 of cash and restricted cash with various banks, respectively.

The Company also holds cash at cryptocurrency trading exchanges and performs a regular assessment of these cryptocurrency trading exchanges as part of its risk management process. Cash held at cryptocurrency trading exchanges were $981,555 and $535,480 as of December 31, 2021, and 2020, respectively. Cash held at most of the cryptocurrency trading exchanges in the USA are insured by the Federal Deposit Insurance Corporation. All other cryptocurrency trading exchanges are not insured by the Federal Deposit Insurance Corporation. As of December 31, 2021, and 2020, $97,645 and $286,453 respectively was insured by the FDIC.

Going Concern and Management Plans

Management has evaluated whether relevant conditions or events, considered in the aggregate, raise substantial doubt about our ability to continue as a going concern. Substantial doubt exists when conditions and events, considered in the aggregate, indicate it is probable that a company will not be able to meet its obligations as they become due within one year after the issuance date of its financial statements. Management’s assessment is based on the relevant conditions that are known or reasonably knowable as of the date our accompanying consolidated financial statements for the years ended December 31, 2021, were issued.

As a start-up company, the Company continued suffering a net loss of $10,371,858 and $5,444,188 for the periods ended December 31, 2021 and 2020, respectively, and had net cash outflows from operations of $10,127,080, and $5,605,502 respectively, for the years ended December 31, 2021, and 2020. As of December 31, 2021, and 2020, the Company had accumulated deficit was $21,097,639 and $10,725,781, respectively. These raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements were available to be issued.

Management’s assessment of our ability to meet our future obligations is inherently judgmental, subjective, and susceptible to change. The factors that we considered important in our going concern analysis, include, but are not limited to, our future cash flow and operating budget. The Company does not have any debt covenants that will negatively affect its cashflow. These factors consider information including, but not limited to, our financial condition, liquidity sources, obligations due within one year after the issuance date of our accompanying financial statements, the funds necessary to maintain operations and financial conditions, including negative financial trends or other indicators of possible financial difficulty.

Management intends to continue its efforts to enhance its revenue from its diversified portfolio of fintech solutions, become cash flow positive, and may raise funds through private placement offerings from its shareholders. In the future, as the Company increases its customer base across the globe, the Company intends to launch new products and features that will provide future economic benefits beyond fiscal 2021.

Furthermore, the founder has provided assurances and intends to keep supporting the Company with capital contributions if it falls short of its working capital requirements for the next 12 months from the date these financial statements were issued. In addition to the above options to raise capital, management also has the ability to control or reduce cash outflows, as necessary.

Despite above mentioned management plans and efforts the management intends to take, the Company’s cash position may not be sufficient to support the Company’s daily operations. Therefore, management may have to raise additional funds by way of a private or public offering. While the Company believes in the viability of its strategy to commence operations and generate sufficient revenue and in its ability to raise additional funds, there can be no

Apifiny Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements

1. Organization and Nature of Operations (cont.)

assurances to that effect. The ability of the Company to continue as a going concern is dependent upon the Company’s ability to further implement its business plan and generate sufficient revenue and its ability to raise additional funds by way of a public or private offering.

The financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

Risks and Uncertainties

COVID-19 Impact

In December 2019, COVID-19 was reported in Wuhan, China. On March 11, 2020, the World Health Organization declared COVID-19 as a “Public Health Emergency of International Concern.” The COVID-19 pandemic has resulted, and is likely to continue to result, in significant economic disruption. It has already disrupted global travel and supply chains and adversely impacted global commercial activity. Considerable uncertainty still surrounds COVID-19 and its potential long-term economic effects, as well as the effectiveness of any responses taken by government authorities and businesses. The travel restrictions, limits on hours of operations and/or closures of non-essential businesses, and other efforts to curb the spread of COVID-19 have significantly disrupted business activity globally.

Significant uncertainty exists concerning the impact of the COVID-19 pandemic on our customers’ and prospects’ business and operations in future periods. The uncertainty related to COVID-19 may also result in increased volatility in the financial projections we use as the basis for estimates and assumptions used in our financial statements. We are also continuing to adapt our operations to meet the challenges of this uncertain and rapidly evolving situation, including establishing remote working arrangements for our employees, limiting non-essential business travel, and cancelling or shifting our customer, employee, and industry events to a virtual-only format for the foreseeable future.

We have received, and may continue to receive, government assistance from various relief packages available in countries where we operate. For example, in the United States, the Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) was enacted on March 27, 2020, to provide broad-based economic relief to various sectors of the U.S. economy through a variety of means, including the Paycheck Protection Program Loan (see note 8), payroll and income tax deferrals and employee retention credits.

Effects of the COVID-19 pandemic that may negatively impact our business in future periods include but are not limited to limitations on the ability of our customers to conduct their business, purchase our products and services, and make timely payments. We will continue to actively monitor the nature and extent of the impact to our business, operating results, and financial condition.

China Regulatory Impact

On September 24, 2021, the People’s Bank of China (PBoC), China’s central bank, issued the Notice Regarding Further Prevention and Management of Risks Associated with Cryptocurrency Trading Hype (September 2021 Notice) jointly with nine other Chinese national government bodies.

The recent regulation prohibits overseas cryptocurrency exchanges from providing services to residents in mainland China and prohibits individuals in mainland China from working for overseas exchanges as their employees, and bars companies and individuals from providing marketing, payment, settlement services or technical support to overseas cryptocurrency exchanges. It also calls for a comprehensive monitoring system over cryptocurrency activities of individuals and companies in mainland China.

Although, the legality of cryptocurrency mining activity was not specifically mentioned in the guidance, notably in recent events, where the government’s sudden interventions or modifications of the laws and regulations currently in effective could negatively impact the Company’s operations and financial results. The legality of cryptocurrency mining activity may be subject to challenge by Chinese authorities.

Apifiny Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements

1. Organization and Nature of Operations (cont.)

The Company does not provide services to clients in China; therefore, the new regulation does not have any impact on the Company’s operations. However, to mitigate the potential risks and uncertainties, the Company liquidated its Chinese entities in December 2021 and deregistered all its Chinese entities in January 2022. As a result of the liquidation, the employees of its deregistered Chinese entities were employed on a contractual basis.

2. Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and include the accounts of Apifiny Group Inc., its subsidiaries, its consolidated VIE and VIE’s subsidiary.

The accompanying consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary for a fair statement of the results. These adjustments are of a normal recurring nature. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and the disclosure of contingent amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Foreign Currency Translation

Foreign denominated assets and liabilities are remeasured into the functional currency at exchange rates in effect at the balance sheet date and recorded through the income statement. Gains or losses resulting from foreign currency transactions are remeasured using the rates on the dates on which those elements are recognized during the period, and are included in general, administrative, and other expense in the consolidated statements of operations.

Translation gains or losses resulting from translating our subsidiaries’ financial statements from the local functional currency to the reporting currency, net of tax, are included in accumulated other comprehensive gain or loss within shareholders’ equity in the consolidated balance sheets. Assets and liabilities are translated at the balance sheet date while revenues and expenses are translated at the date the transaction occurs or at an applicable average rate.

Cash and Cash Equivalents and Restricted Cash

Cash and cash equivalents include all non-restricted cash in banks and highly liquid investments with original maturities of 90 days or less at the time of purchase and cash held in accounts at cryptocurrency trading exchanges. Cryptocurrency trading exchanges include other digital asset trading platforms that hold money transmitter licenses, and where the Company holds funds in its accounts with those trading platforms.

As of December 31, 2021, and 2020, the Company had cash in banks and held in accounts at cryptocurrency trading exchanges of $1,494,904 and $1,821,544, respectively.

Restricted cash is restricted from withdrawal due to contractual requirements and is not available for general use. Restricted cash were $186,341 and nil as of December 31, 2021, and 2020, respectively.

Apifiny Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported on the balance sheet that sum to the total of the same such amounts shown in the statement of cash flows.

	Years Ended December 31,
	2021	2020
Cash and cash equivalents	$1,494,904	$1,821,544
Restricted cash	186,341	—
Total cash, cash equivalents and restricted cash shown in the statement of cash flow	$1,681,245	$1,821,544

Fair Value Measurements

The Company measures certain assets and liabilities at fair value on a recurring or nonrecurring basis. Fair value is defined as the price that is expected to be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company uses a three-level hierarchy that prioritizes fair value measurements based on the types of inputs used for the various valuation techniques. The three levels of the fair value hierarchy are described below:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
Level 2:

Observable inputs other than quoted prices in active markets for identical assets and liabilities, quoted prices for identical or similar assets or liabilities in inactive markets, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3:	Inputs that are generally unobservable and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

The categorization of an asset or liability within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The valuation techniques used by the Company when measuring fair value maximize the use of observable inputs and minimize the use of unobservable inputs.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is recognized using the straight-line method over the estimated useful lives of the related assets which range from 2 to 5 years for data processing equipment.

Management has assessed the useful lives of the Company’s bitcoin mining equipment used to verify crypto currency transactions and generate digital assets and believes they should be depreciated over a 3-year period.

Operating Leases

Leases where substantially all the rewards and risks of the ownership of the assets remain with the leasing companies are accounted for as operating leases. Payments made for the operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease term and have been included in the operating expenses in the consolidated statements of operations.

The Company analyzed the bitcoin mining hosting agreements for OnWatt and Ritzer and determined that the deliverables do not meet the definition of “identified asset” under the lease definition of ASC 842-10-15-3. More specifically, performance obligations associated with the two agreements include deliverables relating to energy capacity in addition to an environment in which to host equipment. The Company reviewed the hosting environment deliverable under ASC 842-15-11-14 which indicates that if the deliverable can be substituted and still fulfill the performance obligation, then the deliverable is a not an identified asset. As such, the Company determined that the OnWatt and Ritzer Hosting agreements do not fall within the scope of ASC 842.

Apifiny Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Intangible Assets

Capitalized software development costs consist of costs incurred during the application development stage of the Company’s trading platform. Capitalized costs consist of salaries and compensation costs for employees, fees paid to third-party consultants who are directly involved in development efforts, and costs incurred for upgrades and enhancements to add functionality to the platform. Other costs that do not meet the capitalization criteria are expensed as incurred. Amortization of capitalized software costs started when the platform was ready for use in January 2021. Amortization expense of $1,666,602 was recognized for the years ended December 31, 2021. The estimated useful life of the Company’s capitalized software is 5 years. The Company recognizes amortization expense for capitalized software on a straight-line basis. Other intangible assets are assets which are identifiable, lack physical substance, such as patent, exchange licensing agreement and have future benefits. They are recorded at the acquisition cost initially and amortized based on the estimated useful life.

Digital Assets

The Company accounts for its digital assets as indefinite-lived intangible assets in accordance with Accounting Standards Codification (“ASC”) 350, Intangibles — Goodwill and Other. The Company’s digital assets are initially recorded at cost. Subsequently, they are measured at cost, net of any impairment losses incurred since acquisition.

The Company has chosen the first-in, first-out methodology for identifying the cost of its digital assets and follows ASC 350-10-40-1 subtopic 610-20 for its treatment of the sale of digital assets or the derecognition of a non-financial asset in a contract with a customer. Upon the sale of digital assets, the Company recognizes a gain or loss based on the difference between the current carrying value of the digital asset and the fair value for which the digital asset is sold.

Gains and Losses

The Company has chosen the first-in, first-out methodology for identifying the cost of its digital assets and follows ASC 350-10-40-1 subtopic 610-20 for its treatment of the sale of digital assets or the derecognition of a non-financial asset in a contract with a customer. Upon the sale of digital assets, the Company recognizes a gain or loss based on the difference between the current carrying value of the digital asset and the fair value for which the digital asset is sold. See ‘Digital Asset’ section in Note 2 for discussion on initial establishment of cost basis.

Digital Assets Held for Customers and Due to Customers

Digital assets held for customers represent digital assets that are held for the exclusive benefit of customers. The digital assets held for customers are recognized at cost and marked to fair value periodically. The Company assigns costs to transactions on a first-in, first-out basis. The Company classifies the assets as current based on their purpose and availability to fulfill its direct obligation due to customers. The Company also recognizes the direct obligation as a liability as Digital assets due to customers in the consolidated balance sheets. As of December 31, 2021, and 2020, the Company had digital assets held for customers of $1,893,985 and $0, respectively.

Digital assets held for customers are represented as both an asset and liability on the consolidated statement of financial position. The assets are held in digital asset format for the purpose of executing trades on the platform. The assets are held on a digital asset exchange to which Apifiny has control over and bears any associated risk. Customer assets (as well as the associated liability) are marked to fair value on the balance sheet, which has no bearing on the Company’s consolidated statement of operations.

The Company’s on-balance sheet fair-value treatment of digital assets held for the benefit of customers is consistent with the Securities and Exchange Commission’s Staff Accounting Bulletin No. 121, dated March 31, 2022. This bulletin adds interpretive guidance for entities to consider when they have obligations to safeguard digital assets held for platform users.

Apifiny Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Digital assets held for customers as of December 31, 2021 are as follows:

	Year Ended December 31, 2021
	Customer Quantity	Cost Basis	Fair Value
ADA	15,228	$21,071	$19,948
BTC	26	1,360,081	1,217,977
DOGE	61,628	10,535	10,508
DOT	681	18,291	18,209
EOS	1	4	3
ETH	21	81,714	78,879
FIL	8	431	274
SOL	139	23,947	23,744
TUSD	5,040	5,042	5,034
USDC	57,297	57,286	57,297
USDT	462,112	461,458	462,112
		$2,039,860	$1,893,985

Valuation of Other Long-lived Assets

For each reporting period, other long-lived assets are reviewed, such as finite-lived intangible assets and property and equipment, for potential impairment when there is evidence that events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The carrying amount of an asset is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the assets. Fair value of finite-lived intangible assets and property and equipment is based on various valuation techniques. Any required impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value and is recorded as a reduction in the carrying amount of the related asset and a charge to operating results. As of December 31, 2021, and 2020, the Company had recorded no impairment charges.

Share-Based Payments

Share-based payment awards with employees are measured based on the grant date fair value of the equity instrument issued and recognized as compensation costs using the straight-line method over the requisite service period. The Company elected to account for forfeitures as they occur.

The Company uses the Black-Scholes-Merton model to estimate the fair value of the stock-based payments. The model requires management to make a number of assumptions, including the fair value and expected volatility of the Company’s underlying common stock, expected life of the option, risk-free interest rate, and expected dividend yield.

The fair value of the underlying common stock is determined using an asset approach based on the application of an estimated cost to recreate method. The expected stock price volatility assumption for the Company’s stock options is determined by using a weighted average of the historical stock price volatilities of comparable companies from a representative peer group, as sufficient trading history for the Company’s common stock is not available. The Company uses historical exercise information and contractual terms of options to estimate the expected term. The risk-free interest rate for periods within the expected life of the option is based on the U.S. Treasury zero coupon bonds with terms consistent with the expected term of the award at the time of grant. The expected dividend yield assumption is based on the Company’s history and expectation of no dividend payouts.

Deferred Offering Cost

The Company is following the accounting guidance from SEC Topic 5: miscellaneous accounting “Specific incremental costs directly attributable to a proposed or actual offering of securities may properly be deferred and charged against the gross proceeds of the offering. The Company is deferring legal and related consulting costs related to its business combination with Abri and subsequent public offering of securities (see Note 17).

Apifiny Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Revenue Recognition

On January 1, 2020, the Company adopted ASU No. 2014-09, Revenue from Contracts with Customers (“ASC 606”), which supersedes the revenue recognition requirements in ASC Topic 605, Revenue Recognition (“ASC 605”), using the modified retrospective transition method applied to those contracts which were not completed as of January 1, 2020. There was no impact to the consolidated financial statements and there was no adjustment to the beginning accumulated deficit on January 1, 2020.

Under ASC 606, the Company recognizes revenue as it satisfies a performance obligation when its customer obtains control of promised goods or services, in an amount that reflects the consideration that the entity expects to receive in exchange for those goods or services. Once a contract is determined to be within the scope of ASC 606 at contract inception, the Company reviews the contract to determine which performance obligations it must deliver and which of these performance obligations are distinct. The Company recognizes revenue based on the amount of the transaction price that is allocated to each performance obligation when that performance obligation is satisfied or as it is satisfied.

Revenues from market services include fee rebates and market-making fees earned from trading and clearing of digital assets and trading management. The service connects multiple exchanges and other marketplace facilities to trade different types of digital assets. The Company’s platform also provides market participants with the ability to access, process and integrate cryptocurrency trade orders and quotes. The trading management service business provides market participants with a platform to connect and access different digital assets exchanges located in the different countries via the ExOne matching engine and GBBO (Global Best Bid Offer) technology.

For fee rebates and market making fees, the Company recognizes revenue when the trades placed by the Company are executed and the Company has fulfilled the obligation of the trading volume stated in the contracts and/or the standard third-party digital asset exchange user contract. If the revenues are paid in digital assets rather than legal tender, the Company recognizes revenue at the fair value of digital assets on the trade date. Generally, the fee and the market making fee either has a fixed amount monthly or variable or fixed percentage to the trading volume. For commissions, the Company recognizes revenue when trades placed by its customers are executed according to the Company’s user contract. The Company evaluated ASC 606 for the presentation of revenue on a gross or net basis based on whether it controls the digital assets provided before they are transferred to the customer (gross) or whether it acts as an agent by arranging for other customers on the platform to provide the digital assets to the customer (net). The Company does not control the digital assets being provided before it is transferred to the buyer, does not have inventory risk related to the digital assets, and is not responsible for the fulfillment of the digital assets. The Company also does not set the price for the digital assets as the price is a market rate established by the platform. As a result, the Company acts as an agent in facilitating the ability for a customer to purchase digital assets from another customer. For the years ended December 31, 2021, and 2020, respectively, the Company generated revenues of $1,896,663 and $98,771 from its market services operations.

For crypto mining revenues, the Company earns cryptocurrency by providing computing power in crypto asset transaction verification services. The provision of computing power is the only performance obligation in the Company’s contracts with third party pool operators. The consideration the Company receives in the form of bitcoin, if any, is noncash consideration. The Company measures the consideration received at fair value on the date the bitcoin is received. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the Company successfully places a block (by being the first to solve an algorithm) and the Company receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component in these transactions. Fair value of the cryptocurrency award received is determined using the published closing price of the related digital currency at the date earned, which is not materially different than the fair value at contract inception or the time the Company has earned the consideration from the pools.

The Company engages in a co-location agreement with respect to its mining operations with the objective of reducing latency. The Company has not generated any direct revenue with respect to this co-location agreement for the years ended December 31, 2021 and December 31, 2020.

Apifiny Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Cost of Bitcoin Mining

The Company’s cost of revenue consists primarily of direct costs of earning bitcoin related to mining operations, including depreciation, mining pool fees, electric power costs, other utilities, labor, insurance whether incurred directly from self-mining operations or reimbursed, including any revenue sharing arrangements under co-location agreements. Other costs include facilities and supplies to support Apifiny’s repair center in Texas and labor related to the team involved in Bitcoin mining operations.

For the periods ended December 31, 2021 and December 31, 2020, there were no reimbursements received in connection with the Company’s co-location agreements.

Transaction Fees

The Company pays exchange transaction fees for digital asset movements involving exchanges as well as network transaction fees for digital asset movements on the blockchain. These transaction costs are presented as Transaction Costs on the consolidated statements of operations. Transactions at exchanges may result in market services revenue. For further comment on market services revenues, see discussion in the Revenue Recognition Section above. The Transaction Costs line item includes exchange transactions that result in market services revenue as well as transactions that do not result in revenue.

Earnings (Loss) Per Share

Apifiny presents both basic and diluted earnings per share. Basic earnings per share is computed by dividing net income attributable to Apifiny by the weighted-average number of common shares outstanding for the period. Diluted earnings per share is computed by dividing net income attributable to Apifiny by the weighted-average number of common shares and common share equivalents outstanding during the period and reflects the assumed conversion of all dilutive securities, which primarily consist of restricted stock, performance stock units, and employee stock options. Common share equivalents are excluded from the computation in periods for which they have an anti-dilutive effect. Stock options for which the exercise price exceeds the average market price over the period are anti-dilutive and, accordingly, are excluded from the calculation. Shares which are considered contingently issuable are included in the computation of dilutive earnings per share on a weighted average basis when management determines the applicable performance criteria would have been met if the performance period ended as of the date of the relevant computation.

Segment Reporting

Apifiny follows ASC 280, Segment Reporting. The Company’s Chief Executive Officer and Chief Financial Officer as Chief Operating Decision-Maker reviews the consolidated financial results when making decisions about allocating resources and assessing the performance of Apifiny as two separate segments. Apifiny operates and manages its business and services in two business segments: Market services and Bitcoin Mining. Apifiny evaluates the performance of its segments based on several factors, of which the primary financial measure is total revenue. Results of individual businesses are presented based on our management accounting practices and structure.

Tax Matters

For income tax purposes, Apifiny uses the asset and liability method to determine income taxes on all transactions recorded in the consolidated financial statements. Deferred tax assets and deferred tax liabilities are presented net by jurisdiction as either a non-current asset or liability on the consolidated balance sheets, as appropriate. Deferred tax assets and liabilities are determined based on differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities (i.e., temporary differences) and are measured at the enacted rates that will be in effect when these differences are realized. If necessary, a valuation allowance is established to reduce deferred tax assets to the amount that is more likely than not to be realized.

Apifiny Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

Apifiny considers Global Intangible Low-Tax Income (“GILTI”) based on its aggregate income from all foreign corporations and computed at the aggregate level. Apifiny reports the GILTI tax as a period cost.

In order to recognize and measure unrecognized tax benefits, management determines whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Once it is determined that a position meets the recognition thresholds, the position is measured to determine the amount of benefit to be recognized in the consolidated financial statements. As of December 31, 2021, and 2020, there were no unrecognized tax benefits.

New Accounting Pronouncements Adopted

In August 2018, the FASB issued ASU 2018-15, Intangibles — Goodwill and Other — Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract. ASU 2018-15 aligns the requirements for capitalizing implementation costs in a cloud computing arrangement service contract with the requirements for capitalizing implementation costs incurred for an internal-use software license. The guidance is effective for interim and annual periods beginning after December 15, 2019, with early adoption permitted. ASU 2018-15 was adopted effective January 1, 2020. There was no impact of the adoption of this standard on the consolidated financial statements.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, as part of its Simplification Initiative to reduce the cost and complexity in accounting for income taxes. ASU 2019-12 removes certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. ASU 2019-12 also amends other aspects of the guidance to help simplify and promote consistent application of GAAP. The guidance is effective for interim and annual periods beginning after December 15, 2020, with early adoption permitted. The impact of adoption of this standard on the consolidated financial statements, including accounting policies, processes, and systems, was not material.

In January 2020, the FASB issued ASU 2020-01, Investments — Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815), which clarifies the interaction between the accounting for equity securities under Topic 321, the accounting for equity method investments in Topic 323, and the accounting for certain forward contracts and purchased options in Topic 815. The guidance is effective for interim and annual periods beginning after December 15, 2020, with early adoption permitted. There was no impact of the adoption of this standard on the consolidated financial statements.

In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842), to increase transparency and comparability among organizations by recognizing a right-of-use asset and a lease liability for all leases with terms longer than 12 months. Leases will be classified as either operating or financing. The definition of a lease has been revised in regard to when an arrangement conveys the right to control the use of the identified asset under the arrangement which may result in changes to the classification of an arrangement as a lease. The ASU expands the disclosure requirements of lease arrangements. The guidance is effective for fiscal years beginning after December 15, 2018, including interim reporting periods within that reporting period, for public business entities. In June 2020, the FASB postponed the effective date of the new lease standard, which will become effective for the period beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, for entities other than public and not-for-profit entities. The Company adopted the new lease standard as of the effective date applicable to non-issuers and will implement the new lease standard on January 1, 2022, using the modified retrospective method. The Company is electing the following practical expedients: short-term lease expedient, discount rate, combining lease and non-lease components expedient, package of transition practical expedients, comparative reporting relief-transition, and lessor expedient. The most significant effects of adoption are (1) the recognition of new ROU assets and lease liabilities on the balance sheet for the Company’s headquarters. The Company will recognize additional operating liabilities of approximately $3,369,815 with corresponding ROU assets of the same amount based on the present value of the remaining minimum rental payments under current leasing standards for existing operating leases.

Apifiny Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies (cont.)

In August 2020, the FASB issued ASU 2020-06, Debt — Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging — Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity. Under ASU 2020-06, the embedded conversion features are no longer separated from the host contract for convertible instruments with conversion features that are not required to be accounted for as derivatives under Topic 815, or that do not result in substantial premiums accounted for as paid-in capital. Consequently, a convertible debt instrument will be accounted for as a single liability measured at its amortized cost, as long as no other features require bifurcation and recognition as derivatives. The new guidance also requires the if-converted method to be applied for all convertible instruments. ASU 2020-06 is effective for fiscal years beginning after December 15, 2021, with early adoption permitted. The adoption of this guidance will not have a material impact on the consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, (FASB ASC Topic 326), Financial Instruments — Credit Losses: Measurement of Credit Losses on Financial Instruments which amends the current accounting guidance and requires the use of the new forward-looking “expected loss” model, rather than the “incurred loss” model, which requires all expected losses to be determined based on historical experience, current conditions, and reasonable and supportable forecasts. This guidance amends the accounting for credit losses for most financial assets and certain other instruments including trade and other receivables, held-to-maturity debt securities, loans, and other instruments. In November 2019, the FASB issued ASU No. 2019-10 to postpone the effective date of ASU No. 2016-13 for certain to fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company believes the adoption of ASU No. 2016-13 will not have a material impact on its financial position and results of operations.

3. Net Loss Per Share

Apifiny computes net loss per share using the two-class method required for multiple classes of common stock. Apifiny has two classes of authorized common stock for which voting rights differ by class. (See Note 4 for details regarding the voting rights, dividend of Class A and F).

Basic net loss per share is computed by dividing net loss attributable to each class of shareholders by the weighted-average number of shares of stock outstanding during the period, adjusted for vested restricted stock units that have not been settled and restricted stock awards for which the risk of forfeiture has not yet lapsed.

The numerators and denominators of the basic and diluted net loss per share computations for common stock are calculated as follows for the years ended December 31, 2021, and 2020:

	Years Ended December 31,
	2021		2020
	Class A Common Share	Class F Common Share	Class A Common Share	Class F Common Share
Net Loss	$(1,323,988)	$(9,047,870)	$(3,018)	$(5,441,170)
Net Loss attributable to common stockholders	$(1,323,988)	$(9,047,870)	$(3,018)	$(5,441,170)

Basic shares Weighted-average common share-basic	12,970,230	88,635,988	47,965	86,475,410
Diluted shares Weighted-average common share-diluted	12,970,230	88,635,988	47,965	86,475,410
Net Loss per share attributable to common stockholders
Basic	$(0.10)	$(0.10)	$(0.06)	$(0.06)
Diluted	$(0.10)	$(0.10)	$(0.06)	$(0.06)

Apifiny Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements

3. Net Loss Per Share (cont.)

For the years ended December 31, 2021, and 2020, the following shares or share options outstanding were excluded from the calculation of diluted net loss per common share, as their inclusion would have been anti-dilutive for the periods prescribed.

	Years Ended December 31,
	2021	2020
Shares issuable (Class A) upon conversion from Class F shares	89,359,656	86,475,410
Shares issuable (Class A) upon exercise of share options	31,720,982	33,285,732

4. Shareholders’ Equity

Common Stock

As of December 31, 2021, and 2020, Apifiny is authorized to issue 100,000,000 shares of Class F voting common stock, and 33,333,326 shares of Class A voting shares, each with a par value of $0.0001 per share. In 2021, 2,438,560 Class A shares were issued, 725,656 Class F shares were issued, and 11,366,000 Class F voting common shares were converted to shares of Class A common voting shares. In 2020, 90,000,000 Class F shares were issued. Class F voting share has 10 times voting power than that of Class A share.

Class F shares are convertible into an equivalent number of shares of Class A shares at the option of the holder consequent upon the majority vote and approval of the holders of Class F Common stock. Dividends to Class F and Class A shares could be considered and approved separately by the board of directors. As of December 31, 2021, 89,359,656 shares of Class F and 13,987,893 shares of Class A were issued and outstanding. As of December 31, 2020, 100,000,000 shares of Class F and 183,333 shares of Class A were issued and outstanding.

Stock-based Compensation Plan

In May 2020, the board of directors adopted the 2019 Equity Incentive plan, which provides for the grant of incentive stock options to employees, including employees and consultants of any parent or subsidiary, and for the grant of stock options, restricted stock unit awards, and other forms of stock awards to employees, directors, and consultants, including employees and consultants of affiliates.

As of December 31, 2021, and 2020, there were no restricted stock units or awards granted except for the employee stock options.

Apifiny Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements

4. Shareholders’ Equity (cont.)

Stock Options

The following table summarizes the stock option award activity under the 2019 Equity Incentive Plan during the years ended December 31, 2021, and 2020:

	Number of Class A Share options	Weight average exercise price	Weight average grant date fair value	Weight average remaining contractual life	Aggregate Intrinsic value per share
Outstanding as of December 31, 2019	—	—	—	—	—
Grant	27,114,331	$0.03	$0.02		—
Exercised	(183,332)	0.03	0.02		—
Forfeited and cancelled	(6,617,459)	0.03	0.02		—
Outstanding as of December 31, 2020	20,313,540	0.03	0.02	9.42	—
Granted	18,075,499	0.68	0.47
Exercised	(1,737,498)	0.03	0.02		0.67
Forfeited and cancelled	(9,112,877)	0.34	0.31
Outstanding as of December 31, 2021	27,538,664	0.32	0.22	8.89	0.95
Exercisable as of December 31, 2021	9,241,474	$0.06	$0.04	8.47	$1.21

Stock Options

The weighted average grant date fair value of stock option awards using the Black-Scholes option pricing model was $0.47 and $0.02 for each share subject to a stock option granted during the years ended December 31, 2021, and 2020, respectively, based on the following assumptions:

	Years Ended December 31,
	2021	2020
Expected term of options in years	6.25	6.25
Expected volatility	80%	80%
Risk-free interest rate	1.20% – 1.63%	0.66% – 0.69%
Expected dividend yield	—	—

Apifiny Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements

5. Digital Assets

The Company recognized $597,159 of impairment expense on its digital assets for the years ended December 31, 2021. As of December 31, 2021, the Company has $3,400,611 of digital assets, net of $297,333 of accumulated impairment. As of December 31, 2020, digital assets were $295,373.

The Company’s digital asset holdings consisted of the following:

	Years Ended December 31,
	2021	2020
BTC	$956,440	$8,670
USDT	1,289,284	278,905
ETH	338,082	842
USDC	189,627	—
YFI	82,522	—
BRL	79,518	—
AAVE	67,208	—
SAND	60,874	—
LINK	57,674	—
DYDX	53,871	—
COMP	48,092	—
AXS	44,816	—
UNI	42,541	—
CHZ	41,362	—
Other	48,700	6,955
Total	$3,400,611	$295,373

The Company’s digital asset holdings in USD were generated via the following activities:

	Years Ended December 31,
	2021	2020
Beginning Quantity	$295,373	$—
Add: Capital contribution	642,280	281,361
Add: Bitcoin mined	3,007,763	—
Add: Purchased	5,669,526,839	244,990,967
Less: Unpaid portion of bitcoin mined	(351,159)
Less: Sold	(5,669,415,847)	(244,976,955)
Less: Impaired	(304,638)	—
Ending Balance	$3,400,611	$295,373

The capital contribution in the above table for the years ended December 31, 2021 and 2020, was made by a related party of the Company.

Apifiny Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements

5. Digital Assets (cont.)

In connection with swap contracts and digital asset borrowing activities, which are discussed further in Note 6 and Note 7, respectively, the following digital asset balance included in the table above were restricted as collateral:

	Years Ended December 31,
	2021	2020
AAVE	12.9	—
AXS	9.4	—
BSV	86.3	—
BTC	0.6	—
CHZ	17,720.0	—
ETH	2.3	—
IOTA	43.0	—
SOL	4.8	—
TRX	9,230.3	—
USDC	50,000.0	—
USDT	108,775.2	40,000.0
Total Quantity Restricted	185,776.2	40,000.0

6. Derivatives

During the period, the Company entered into purchase and sales contracts of cryptocurrency-margined swaps. One party of the contract has a fixed unit of one type of cryptocurrency (or fiat) and another party of the contract has a floating unit of another type of cryptocurrency (or fiat). The contract is settled every 8 hours based on the index published by the cryptocurrency trading exchange, which gives a relative value between two cryptocurrencies. The Company’s cryptocurrency — margined swaps meet the definition of hybrid instruments as defined in ASC 815-10-15-83, Derivatives and Hedging and as such are accounted for as hybrid instruments, with a host contract of purchasing cryptocurrency that contains an embedded derivative based on the change of the index defined by the exchange, the product provider. In accordance with ASC 815-10-25, Derivatives and Hedging, the embedded derivative is accounted for at fair value, with changes in fair value recognized in other income in the Consolidated Statements of Operations. The change in value of the derivative is included in the Consolidated Statements of Operations is an expense of $35,562 for the year ended December 31, 2021.

Cryptocurrency-margined swaps require the Company to maintain margin on the exchange with which the Company has an open contract. The Company’s swap positions generally have a margin requirement of 100% of the margined asset. Digital assets restricted in connection with swap contracts are included in the collateral table at Note 2. As of December 31, 2021, the Company was in compliance with all margin requirements.

The following roll forward presents the fair value change of the derivative instrument which is reflected in other income in the Consolidated Statements of Operations, for the years ended December 31, 2021 and 2020.

Digital Asset Margined Swaps
Beginning balance, January 1, 2020	$—
Period change	—
Ending balance, December 31, 2020	$—
Beginning balance, January 1, 2021	$—
Period change	(35,562)
Ending balance, December 31, 2021	$(35,562)

Apifiny Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements

7. Digital Asset Borrowings

The Company borrows cryptocurrency assets, from third parties secured by collateral. Such assets borrowed by the Company are included and reported in digital assets on the Company’s consolidated balance sheets in accordance with ASC 860-30-25, Transfers and Servicing which states that non-cash collateral is retained on the transferor’s balance sheet if the transferee does not have the right to pledge or otherwise use the collateral.

The borrowings are interest free and reported as current liabilities in the consolidated financial statements. Apifiny accounts for the borrowing as a hybrid instrument, with a liability host contract that contains an embedded derivative based on the changes in the fair value of the underlying digital asset. The host contract is not accounted for as a debt instrument because it is not a financial liability. Rather, the host contract is carried at the fair value of the assets acquired and reported as digital asset borrowings in the consolidated balance sheets. The embedded derivative is accounted for as a forward contract to be exchanged at maturity as the fixed amount of the crypto asset to be repaid. The derivative is carried at fair value, with changes in fair value recognized in other income and expenses in the consolidated statements of operations. The fair value of the forward contract liability is $202,041 and $0 as of December 31, 2021 and 2020, respectively.

The Company has trading and loan agreements with the exchanges in the table below. The agreements allow the Company access to borrow USD account credit or digital currency equivalents for trading on each platform. The Company’s maximum borrowing amount ranges from $50,000 USD equivalent to $300,000 USD equivalent for the following exchanges: 1) Blockchain Access UK Ltd; 2) Crypto.com; 3) Eqonex; 4) Exmo; 5) OKcoin. The agreement with Bitso allows for $50,000 equivalent of post-trade credit for each trading pair offered on the platform. The agreement with Houbi has no credit limit. Under these arrangements, the Company is required to post fiat and digital asset denominated collateral of between 10% to 33% of the borrowed amount with each exchange.

As of December 31, 2021 and 2020, Apifiny’s digital asset borrowings from the cryptocurrency trading exchanges were as follows:

	Year Ended December 31, 2021			Year Ended December 31, 2020
	Host Contract	Borrowed Asset	Other Income (Expense)	Host Contract	Borrowed Asset	Other Income (Expense)
Blockchain Access UK Ltd.	$118,070	$103,777	$(14,294)	$99,972	$99,972	$—
Crypto.com	200,000	195,590	(4,410)	200,119	200,119	—
Bitso	824,678	617,340	(207,338)	—	—	—
Eqonex	227,664	236,808	9,144	—	—	—
Exmo	300,000	300,945	945	—	—	—
Okcoin	132,958	152,164	19,206	—	—	—
Huobi	55,225	49,931	(5,294)	—	—	—
Total	$1,858,595	$1,656,555	$(202,041)	$300,091	$300,091	$—

8. Long Term Debt

The Small Business Administration (the “SBA”) provided Paycheck Protection Program (“PPP”) loans to small businesses according to the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) (as amended), the Economic Aid to Hard-Hit Small Businesses, Nonprofits, and Venues Act (Economic Aid Act), and the Paycheck Protection Program Interim Final Rules (“PPP Interim Final Rules”). Apifiny qualifies as a small business concern under section 3 of the Small Business Act, 15 U.S.C. 632. The eligible expenses for which the PPP loans can be used include payroll costs, including benefits, and may also be used to pay for mortgage interest, rent, utilities, worker protection costs related to COVID-19, uninsured property damage costs caused by looting or vandalism during 2020, and certain supplier costs and expenses for operations.

Based on the guidance in FASB ASC 405-20-40-1, the proceeds from the loan would remain recorded as a liability until either (1) the loan is, in part or wholly, forgiven and the debtor has been “legally released” or (2) the debtor pays off the loan to the creditor. Once the loan is, in part or wholly, forgiven, and legal release is received, Apifiny would reduce the liability by the amount forgiven and record a gain on extinguishment. (3) and the unforgiven portion will be continued to be recorded as a liability.

Apifiny Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements

8. Long Term Debt (cont.)

In April 2020, Apifiny applied for a PPP Loan, with a maturity date of 2 years from the funding date and 1.0% per annum interest rate. Apifiny received $1,216,745 from the SBA. The Company was approved by the SBA for the loan forgiveness of $1,090,070 in May 2021. The lender (Chase bank), and the Company both agreed to extend the maturity date of the remaining loan balance by 5 years. As of December 31, 2021, the balance of the loan was $111,071 for the year ended December 31, 2021.

For continuing compliance, borrowers are required to keep all records relating to the Borrower’s PPP loan, including documentation submitted with its PPP loan application, documentation supporting the Borrower’s certifications as to the necessity of the loan request and its eligibility for a PPP loan, documentation necessary to support the Borrower’s loan forgiveness application, and documentation demonstrating the Borrower’s material compliance with PPP requirements. The Borrower must retain all such documentation in its files for six years after the date the loan is forgiven or repaid in full, and permit authorized representatives of SBA, including representatives of its Office of Inspector General, to access such files upon request.

9. Other Payable

Other payables are obligations to pay for goods or services that have been acquired in the ordinary course of business. Other payables are classified as current liabilities if payment is due within one year or less. If not, they are presented as non-current liabilities. Other payables are accounted for at cost which generally approximates fair value. The Company is in negotiations to settle a dispute regarding its sale of mining machines in March 2021 to a third-party who subsequently requested to return the machines without the legal right to do so. The Company has since accepted return of the machines and is currently negotiating terms with the third-party. As of December 31, 2021, the Company had $5,132,871 of other payable, related to the bitcoin mining equipment purchases.

10. Related Party Transactions

As of December 31, 2021, the Company had a $216,939 payable to Roxe Holding Inc., whose controlling shareholder is also a shareholder of Apifiny. The amount borrowed from Roxe Holding Inc. was used for day-to-day operations. A portion of the amount payable was in Bitcoin. The aging of the loan is less than 5 months and in February 2022, the loan was converted to prepaid rent for Roxe’s share of the New York office lease. In June 2021, The Company lent Roxe Holding Inc., 15.96 BTC. The BTC loan was fully repaid on September 30, 2021. The Company recognized interest expense of $2,110 and an impairment of $231,568 on the Bitcoin loaned to Roxe Holding Inc.

As of December 31, 2021, the Company had a $10,050 receivable from an officer of the Company resulting from the deregistration of its Chinese entities.

For the years ended December 31, 2021, and 2020, the Company received capital contributions of $8,409,633 and $9,037,024 from its shareholders, respectively.

11. Commitments and Contingencies

The Company leases certain office space under non-cancelable leases. The following table shows the future minimum rental payments for each of the first five years and total of the remaining years for the Company’s leased office space.

December 31, 2021
2022	$434,796
2023	752,973
2024	766,150
2025	779,558
2026	793,200
2027 and thereafter	332,885
Total lease payments	$3,859,561

Apifiny Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements

11. Commitments and Contingencies (cont.)

The Company is subject to various litigations, regulatory investigations, and other legal proceedings that arise in the ordinary course of its business. The Company is also subject to regulatory oversight by numerous regulatory and other governmental agencies. The Company reviews its lawsuits, regulatory investigations, and other legal proceedings on an ongoing basis and provides disclosure and records loss contingencies in accordance with the loss contingencies accounting guidance. In accordance with such guidance, the Company establishes accruals for such matters when potential losses become probable and can be reasonably estimated. If the Company determines that a loss is reasonably possible and the loss or range of loss can be estimated, the Company discloses the possible loss in the consolidated financial statements. The Company had no contingent liabilities and had not been named as a defendant in any lawsuit as of December 31, 2021, or 2020.

12. Property and Equipment

Property and equipment consisted of the following:

	Years Ended December 31,
	2021	2020
Computer and software	$396,686	$309,206
Furniture and equipment	83,566	—
Leasehold improvements	20,931	—
Mining machine	10,415,902	—
Total	10,917,085	309,206
Accumulated depreciation	(2,859,148)	(123,301)
Net	$8,057,937	$185,905

Depreciation of property and equipment was $129,169, and depreciation of mining equipment was $2,606,678 for the years ended December 31, 2021. Depreciation of equipment was $123,301 for the years ended December 31, 2020.

13. Intangible Assets

Intangible assets consisted of the following:

	Years Ended December 31,
	2021	2020
EXONE- trading platform	$8,335,728	$8,214,355
Patent	223,432	223,432
Licensing	66,984	66,984
Trademark	17,162	17,162
	8,643,306	8,521,933
Accumulated amortization	(1,666,602)	—
Total	$6,976,704	$8,521,933

Amortization expense of intangible assets was $1,666,602 and nil for the years December 31, 2021, and 2020, respectively.

The licensing and trademark intangible assets are renewable with little additional cost, with benefits that continue to accrue to the Company indefinitely. Therefore, they have indefinite useful life and are not amortized but assessed for impairment on annual basis or when there is an indication of impairment. The patent will be amortized upon being granted, over the useful life. As of the date this report was issued, all patent applications are still pending.

Apifiny Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements

13. Intangible Assets (cont.)

The expected future amortization expense for the capitalized software intangible assets as of December 31, 2021, is as follows:

2022	$1,667,281
2023	1,667,281
2024	1,667,282
2025	1,667,282
Total amortization expense	$6,669,126

14. Segment Information

The Company manages and operates its business in two reportable operating segments. One of the Company’s reportable operating segments is engaged in the market services, and the other segment engages in bitcoin mining.

The following table presents certain information regarding our operating segments for the years ended December 31, 2021, and 2020:

	Years Ended December 31,
	2021	2020
Market services
Total revenues	$1,896,663	$98,771
Operating income (loss)	$(11,822,057)	$(5,644,944)
Depreciation and amortization expense	$1,783,437	$96,010
Capitalized internal-use software development costs	$—	$2,573,362
Purchases of equipment		$64,561

Bitcoin Mining
Total revenues	$3,007,763	$—
Operating income (loss)	$(622,689)	$—
Depreciation and amortization expense	$—	$—
Purchases of bitcoin mining machines	$5,460,711	$—

Consolidated
Total revenues	$4,904,426	$98,771
Operating income (loss)	$(12,444,746)	$(5,644,944)
Depreciation and amortization expense	$1,783,437	$96,010
Capitalized internal-use software development costs	$—	$2,573,362
Purchases of equipment and bitcoin mining machines	$5,460,711	$64,561

The following table presents total revenues according to geographic region for our operating segments:

	Years Ended December 31,
	2021	2020
United States	$3,013,177	$—
UK	926	—
Asia Pacific	1,890,324	98,771
Total	$4,904,426	$98,771

Apifiny Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements

14. Segment Information (cont.)

The following table presents long-lived assets, excluding long-term deferred tax assets, according to geographic region for our operating segments:

	Years Ended December 31,
	2021	2020
United States	$16,814,617	$3,727,183
UK	—	—
Asia Pacific	4,195,826	5,317,644
Total	$21,010,443	$9,044,827

The Asia Pacific region includes operations in China, Japan, Singapore, and South Korea. The Company liquidated its Chinese entities in December 2021 and has deregistered all its Chinese entities in January 2022.

The Company’s reportable operating segments increased to two segments in current year, as the Company commenced its bitcoin mining business in 2021. As of December 31, 2020, the Company’s reportable operating segment was only market services. The Company does not disclose segment related assets because they are not provided to and reviewed by management at the segment level. The Company’s long-lived assets increased materially because of its new operating segment, as more assets were purchased for its bitcoin mining business.

15. Income Tax

Cayman

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains.

British Virgin Island

Under the current laws of the British Virgin Island, the Company is not subject to tax on its income or capital gains.

Hong Kong

Under the Hong Kong tax laws, the Company’s subsidiaries in Hong Kong are subject to Hong Kong profits tax rate at 8.25% on assessable profit of HKD 2,000,000 and 16.5% on any part of assessable profits over HKD 2,000,000. A tax provision for Hong Kong profits tax was made for the year ended December 31, 2021. For the year ended December 31, 2020, the Apifiny’s Hong Kong subsidiaries did not have any assessable profits arising in or derived from Hong Kong.

Singapore

Under the Singapore tax laws, the Company’s subsidiaries in Singapore are subject to Singapore profits tax rate at 17%. No provision for Singapore profits tax was made for the year ended December 31, 2021 and 2020.

South Korea

Under the South Korea tax laws, the Company’s subsidiary in South Korea is subject to its profits tax rate at 10%. No tax provision South Korea profits tax was made for the year ended December 31, 2021 and 2020.

Japan, UK, Australia, and Brazil

Under each country tax laws, the Company’s subsidiaries in each country are subject to its profits tax. No tax provision was accrued for the years ended December 31, 2021 and 2020.

Apifiny Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements

15. Income Tax (cont.)

PRC

The enterprise income tax (‘‘EIT’’) law applies a uniform 25% EIT rate to both foreign invested enterprises and domestic enterprises. The EIT rate for Apifiny’s China subsidiaries entities operating in the PRC is 25%. No tax provision for the EIT was accrued for the years ended December 31, 2021 and 2020. The Company liquidated its Chinese entities in December 2021 and deregistered all its Chinese entities in January 2022.

US

Apifiny files consolidated federal tax return and applicable state and local income tax return to report its US entity’s tax and GILTI tax inclusion. The Company had no GILTI obligations for the years ended December 31, 2021 and 2020.

The following table presents the domestic and foreign components of income tax provision:

	December 31,
	2021		2020
Income Tax Provision
Current income taxes provision	$		$
US		8,234		—
Foreign		48,956		—
Total Current income taxes provision		$57,190		$—

Deferred Income taxes provision (benefits)
US		—		—
Foreign		—		—
Total deferred income taxes provision		—		—
Total income tax provisions		$—		$—

A reconciliation of the income tax provision, based on the U.S. federal statutory rate, to our actual income tax provision for the years ended December 31, 2021, and 2020 is as follows:

	December 31,
	2021	2020
Tax at statutory tax rate (21%)	21%	21%
Effect of different taxation rates in other countries	2%	1%
State tax net of federal effect and other adjustment	15%	12%
Non-deductible and non-taxable items	1%	1%
Adjustment in deferred tax valuation allowance	(39)%	(35)%
Actual income tax provision	0%	0%

Our effective tax rate is zero primarily due to valuation allowances on our deferred tax assets as it is more likely than not that some or all of our deferred tax assets will not be realized.

In determining the Company’s provision for (benefit from) income taxes, net deferred tax assets, liabilities, and valuation allowances, management is required to make estimates and judgments related to projections of domestic and foreign profitability, the timing and extent of the utilization of net operating losses (“NOL”) carryforwards and applicable tax rates. The Company operates in different tax jurisdictions and is required to calculate and provide for estimated income tax liabilities for each of the tax jurisdictions in which it operates. This process involves estimating current tax obligations and exposures in each jurisdiction, as well as making judgments regarding the future recoverability of deferred tax assets. Changes in the estimated level of annual pre-tax income, changes in tax laws, particularly changes related to the utilization of NOLs in various jurisdictions, and changes resulting from tax audits can all affect the overall effective income tax rate which, in turn, impacts the overall level of income tax expense or benefit and net income.

Apifiny Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements

15. Income Tax (cont.)

Estimates and judgments related to the Company’s projections and assumptions are inherently uncertain. Therefore, actual results could differ materially from projections.

The significant components of the Group’s deferred tax assets were as follows:

	Years Ended December 31,
	2021	2020
Impairment loss on digital assets	$62,440	$—
Unrealized loss on embedded derivatives	7,468	—
Net operating loss carryforwards	6,906,210	3,450,077
Valuation allowance	(6,976,118)	(3,450,077)
Total deferred tax assets, net	$—	$—

Apifiny considers the following factors, among other matters, when determining whether some portion or all the deferred tax assets will more likely than not be realized: the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward years, Apifiny’s experience with tax attributes expiring unused and tax planning alternatives. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward years provided for in the tax law.

We file income tax returns in the U.S., (federal and state) and numerous foreign jurisdictions. We are currently not under any examination by the IRS. However, the years 2018 to 2020 remain subject to examination for federal income tax purposes and state tax purposes. All net operating losses generated to date are subject to adjustment for U.S. federal and New York income tax purposes. Our returns for 2018 and subsequent tax years remain subject to examination in other U.S. state and foreign jurisdictions. As of December 31, 2021 and 2020, Apifiny has no unrecognized tax benefits.

As of December 31, 2021, Apifiny has the following loss carryforward in the U.S. with the following expiration date:

Jurisdiction	Amount	Expiration Date
Federal	$16,584,051	No expiration

16. Fair Value Measurements

The following table sets forth by level, within the fair value hierarchy, the Company’s assets and liabilities measured and recorded at fair value on a recurring basis:

	December 31, 2021				December 31, 2020
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Digital assets held for customers	$—	$1,893,985	$—	$1,893,985	$—	$—	$—	$—
Total assets	$—	$1,893,985	$—	$1,893,985	$—	$—	$—	$—

Liabilities
Embedded derivative	$—	$35,562	$—	$35,562	$—	$—	$—	$—
Digital asset borrowings	—	1,858,595	—	1,858,595	300,091	—	—	300,091
Digital assets due to customers	—	1,893,985	—	1,893,985	—	—	—	—
Total liabilities	$—	$3,788,142	$—	$3,788,142	$300,091	$—	$—	$300,091

The Company did not make any transfers between the levels of the fair value hierarchy during the years ended December 31, 2021, and year ended December 31, 2020.

Apifiny Group Inc. and Subsidiaries
Notes to Consolidated Financial Statements

17. Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were issued.

On January 27, 2022, Abri SPAC I, Inc., a Delaware corporation (“Abri”), entered into a Merger Agreement (the “Merger Agreement”) by and among Apifiny Group Inc., a Delaware corporation Abri, Abri Merger Sub, Inc., a Delaware corporation, and a wholly owned subsidiary of Abri (“Merger Sub”). Pursuant to the terms of the Merger Agreement, a business combination between Abri and Apifiny will be affected through the merger of Merger Sub with and into Apifiny, with Apifiny surviving the merger as a wholly owned subsidiary of Abri. The board of directors of Abri has (i) approved and declared advisable the Merger Agreement, the Additional Agreements (as defined in the Merger Agreement) and the transactions contemplated thereby and (ii) resolved to recommend approval of the Merger Agreement and related transactions by the stockholders of Abri.

Except for the subsequent event disclosed above and in Note 1, the Company did not identify any other subsequent events that would have required adjustment or disclosure in the consolidated financial statements.

Annex A

EXECUTION VERSION

CONFIDENTIAL

MERGER AGREEMENT

dated

January 27, 2022

by and among

Apifiny Group Inc.,

Abri SPAC I, Inc.,

ABRI Merger Sub, Inc.

Erez Simha, as Securityholder Representative

and

Abri Ventures I, LLC, as Indemnified Party Representative

Annex A-i

Annex A-ii

Annex A-iii

Annex A-iv

MERGER AGREEMENT

MERGER AGREEMENT dated as of January 27, 2022 (this “Agreement”), by and among Apifiny Group Inc., a Delaware corporation (the “Company”), Abri SPAC I, Inc., a Delaware corporation (“Parent”), Abri Merger Sub, Inc., a Delaware corporation (“Merger Sub”), Erez Simha, solely in his capacity as representative, agent and attorney-in-fact of the Company Securityholders (the “Securityholder Representative.”), and Abri Ventures I, LLC, solely in its capacity as representative, agent and attorney-in-fact of the Indemnified Party (as defined herein the “Indemnified Party Representative”).

W I T N E S E T H:

A. The Company and its Subsidiaries (the “Company Group”) are in the business of digital asset trading, including bitcoin mining and maintaining a customer-facing, multi-exchange trading platform and related activities (as conducted or proposed to be conducted by the Company Group, the “Business”);

B. Parent is a blank check company formed for the sole purpose of entering into a share exchange, asset acquisition, share purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities, and Merger Sub is a wholly-owned subsidiary of Parent;

C. Merger Sub will merge with and into the Company (the “Merger”), after which the Company will be the surviving company (the “Surviving Corporation”) and a wholly-owned subsidiary of Parent and Parent shall change its name to “Apifiny Group Inc.”;

D. Contemporaneously with the execution of, and as a condition and an inducement to Parent and the Company entering into this Agreement, certain Company Securityholders are entering into and delivering Support Agreements, substantially in the form attached hereto as Exhibit A (each, a “Company Support Agreement”), pursuant to which each such Company Securityholder has agreed to vote in favor of the adoption of this Agreement and approval of the Merger and the other transactions contemplated hereby;

E. Contemporaneously with the execution of, and as a condition and an inducement to Parent and the Company entering into this Agreement, Sponsor and certain other stockholders of Parent are entering into and delivering Support Agreements, substantially in the form attached hereto as Exhibit B (each, a “Parent Support Agreement”), pursuant to which each such Parent stockholder has agreed (i) not to transfer or redeem any shares of Parent Common Stock held by such Parent stockholder, and (ii) to vote in favor of the adoption and approval of each of the Parent Proposals at the Parent Stockholder Meeting;

F. Contemporaneously with the execution of, and as a condition and an inducement to Parent and the Company entering into this Agreement, the Sponsor and Parent are entering into and delivering a Sponsor Earnout Agreement, substantially in the form attached hereto as Exhibit E (the “Sponsor Earnout Agreement”), pursuant to which certain additional shares of Parent Common Stock will be issued to the Sponsor upon the terms set forth in the Sponsor Earnout Agreement;

G. Contemporaneously with the execution of, and as a condition and an inducement to Parent and the Company entering into this Agreement, the Sponsor and the Parent are entering into and delivering a Warrant Revenue Sharing Side Letter substantially in the form attached hereto as Exhibit Q, pursuant to which in the event of an exercise of any Parent Warrants at $16.50 (the “Warrant Exercise”) as set forth in the final prospectus of Parent, dated August 9, 2021 (the “Prospectus”), the Company shall pay 20% of the gross proceeds of the Warrant Exercise to the Sponsor not later than three (3) business days from the closing of the Warrant Exercise, and allocate 35% of the gross proceeds of the Warrant Exercise in the aggregate to the Company’s controlling and management stockholders not later than three (3) business days from the closing of the Warrant Exercise.

H. For U.S. federal income tax purposes, the parties hereto intend that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and the Company’s Board of Directors and the Boards of Directors of Parent and Merger Sub have approved this Agreement and intend that it constitute a plan of reorganization within the meaning of Treasury Regulation Section 1.368-2(g); and

I. The Boards of Directors of each of the Company, Parent and Merger Sub have unanimously (i) approved and declared advisable this Agreement and the transactions contemplated by this Agreement and the Additional Agreements to which they are or will be party, including the Merger, and the performance of their respective obligations
Annex A-1

hereunder or thereunder, on the terms and subject to the conditions set forth herein or therein, (ii) determined that this Agreement and such transactions are advisable and in the best interests of, them and their respective stockholders and (iii) resolved to recommend that their respective stockholders approve the Merger and such other transactions and adopt this Agreement and the Additional Agreements to which they are or will be a party and the performance of such party of their obligations hereunder and thereunder.

In consideration of the mutual covenants and promises set forth in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE I
DEFINITIONS

1.1 Definitions. As used in this Agreement the following capitalized terms shall have the meaning ascribed to such terms as follows:

“2021 Year End Financials” has the meaning set forth in Section 7.4.

“Action” means any legal action, litigation, suit, claim, hearing, proceeding or investigation, including any audit, claim or assessment for Taxes or otherwise, by or before any Authority.

“Additional Agreements” means the Registration Rights Agreement, the Company Support Agreements, the Sponsor Earnout Agreement, the Parent Support Agreements, the Company Lock-Up Agreements, the Sponsor Lock-Up Agreements, the Earnout Escrow Agreement, the Indemnification Escrow Agreement, the Voting Agreement, the Assurance Agreement, the Assurance Escrow Agreement, and the Warrant Revenue Sharing Side Letter.

“Additional Parent SEC Documents” has the meaning set forth in Section 5.12(a).

“Additional Per Share Merger Consideration” means the pro rata portion of the Earnout Merger Consideration payable to Earnout Recipients, if any, set forth in the Closing Consideration Spreadsheet with respect to a share of Company Common Stock, in accordance with the Company Certificate of Incorporation and this Agreement.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by or under common Control with such Person..

“Agreement” has the meaning set forth in the preamble.

“Alternative Proposal” has the meaning set forth in Section 6.2(b).

“Alternative Transaction” has the meaning set forth in Section 6.2(a).

“Amended Parent Charter” has the meaning set forth in Section 6.5(e).

“Annual Financial Statements” has the meaning set forth in Section 4.9(a).

“Antitrust Laws” means any applicable Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, including the HSR Act.

“Applicable Taxes” mean such Taxes as defined in Internal Revenue Service Notice 2020-65 (and any corresponding Taxes under state or local tax Applicable Law).

“Applicable Wages” mean such wages as defined in Internal Revenue Service Notice 2020-65 (and any corresponding wages under state or local tax Applicable Law).

“Assurance Agreement” has the meaning set forth in Section 8.8.

“Assurance Arrangement Negotiation Period” has the meaning set forth in Section 8.8.

“Assurance Escrow Agreement” has the meaning set forth in Section 8.8.

“Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority exercising executive, legislative,

Annex A-2

judicial, regulatory or administrative functions (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court or tribunal of competent jurisdiction.

“Balance Sheet” means the audited consolidated balance sheet of the Company as of December 31, 2020 (the “Balance Sheet Date”).

“Books and Records” means all books and records, ledgers, employee records, customer lists, files, correspondence, and other records of every kind (whether written, electronic, or otherwise embodied) owned or controlled by a Person in which a Person’s assets, the business or its transactions are otherwise reflected, other than stock books and minute books.

“Business” has the meaning set forth in the recitals to this Agreement.

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business, excluding as a result of “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems, including for wire transfers, of commercially banking institutions in New York, New York are generally open for use by customers on such day.

“CARES Act” means Coronavirus Aid, Relief, and Economic Security Act.

“Certificate of Merger” has the meaning set forth in Section 2.2.

“Change in Control” means (i) any transaction or series of related transactions that results in any Person or “group” (within the meaning of Section 13(d)(3) of the Exchange Act) acquiring Equity Interests that represent more than 50% of the total voting power of Parent or (ii) a sale or disposition of all or substantially all of the assets of Parent and its Subsidiaries on a consolidated basis, in each case other than a transaction or series of related transactions which results in at least 50% of the combined voting power of the then outstanding voting securities of Parent (or any successor to Parent) immediately following the closing of such transaction (or series of related transactions) being Beneficially Owned, directly or indirectly, by individuals and entities (or Affiliates of such individuals and entities) who were the Beneficial Owners, respectively, of at least 50% of the Equity Interests of Parent (or any successor to Parent) immediately prior to such transaction (or series of related transactions).

“Closing” has the meaning set forth in Section 2.6.

“Closing Consideration Spreadsheet” means the last Consideration Spreadsheet prepared and delivered by the Company to Parent prior to the Closing in accordance with, and on a basis consistent with, the Form Consideration Spreadsheet.

“Closing Date” has the meaning set forth in Section 2.6.

“Closing Exchange Ratio” means the quotient obtained by dividing (a) 45,000,000 by (b) the Fully Diluted Company Shares.

“Closing Merger Consideration Common Shares” has the meaning set forth in the definition of “Closing Merger Consideration Shares”.

“Closing Merger Consideration Preferred Shares” has the meaning set forth in the definition of “Closing Merger Consideration Shares”.

“Closing Merger Consideration Shares” means collectively, (a) the aggregate number of shares of Parent Common Stock equal to the sum of the number of shares of (i) Company Class A Common Stock that are issued and outstanding immediately prior to the Effective Time, multiplied by the Closing Exchange Ratio, plus (ii) Company Class F Common Stock multiplied by the Closing Exchange Ratio (the “Closing Merger Consideration Common Shares”) and (b) an aggregate number of shares of Parent Preferred Stock equal to the aggregate number of shares of Parent Common Stock determined pursuant to clause (a)(ii) of this definition (the “Closing Merger Consideration Preferred Shares”).

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“Closing Per Share Merger Consideration” means with respect to (a) a share of Company Class A Common Stock, a number of shares of Parent Common Stock equal to the Closing Exchange Ratio and (b) a share of Company Class F Common Stock, a number of shares of (i) Parent Common Stock equal to the Closing Exchange Ratio and (ii) Parent Preferred Stock equal to the aggregate number of shares of Parent Common Stock determined pursuant to clause (b)(i) of this definition.

“COBRA” means collectively, the requirements of Sections 601 through 606 of ERISA and Section 4980B of the Code.

“Code” means the Internal Revenue Code of 1986.

“Company” has the meaning set forth in the preamble.

“Company Certificate of Incorporation” means the Second Restated Certificate of Incorporation of the Company, filed with the Secretary of State of the State of Delaware on January 18, 2022, as amended.

“Company Class A Common Stock” means the class A common stock, par value $0.0001 per share, of the Company.

“Company Class F Common Stock” means the class F common stock, par value $0.0001 per share, of the Company.

“Company Common Stock” means, collectively, the Company Class A Common Stock and the Company Class F Common Stock.

“Company Consent” has the meaning set forth in Section 4.8.

“Company Counsel” has the meaning set forth in Section 12.20.

“Company Exclusively Licensed IP” means all Company Licensed IP that is solely and exclusively licensed to any member of the Company Group.

“Company Financial Statements” has the meaning set forth in Section 4.9(a).

“Company Fundamental Representations” means the representations and warranties of the Company set forth in Section 4.1 (Corporate Power and Existence), Section 4.2 (Authorization), Section 4.5 (Capitalization), the final sentence of Section 4.7 (Subsidiaries), Section 4.9(d) (Financial Statements; Indebtedness), Section 4.16 (Licenses and Permits), Section 4.17 (Compliance with Laws), and Section 4.26 (Finders’ Fees).

“Company Group” has the meaning set forth in the recitals to this Agreement.

“Company Information Systems” has the meaning set forth in Section 4.18(n).

“Company IP” means, collectively, all Company Owned IP and Company Licensed IP.

“Company Licensed IP” means all Intellectual Property owned by a third Person and licensed to any member of the Company Group or that any member of the Company Group otherwise has a right to use.

“Company Lock-Up Agreement” means the agreement, in substantially the form attached hereto as Exhibit C1, restricting the sale, transfer or other disposition of the shares of Parent Common Stock received by certain of the Company Securityholders at the Closing in connection with the Merger.

“Company Option” means each option (whether vested or unvested) to purchase Company Class A Common Stock granted, and that remains outstanding, under the Equity Incentive Plan.

“Company Owned IP” means all Intellectual Property owned or purported to be owned by any member of the Company Group, in each case, whether exclusively, jointly with another Person or otherwise.

“Company Privileged Communications” has the meaning set forth in Section 12.20.

“Company Product” means any product that is being researched, tested, developed, commercialized, manufactured, sold or distributed by or behalf of the Company Group and all products (if any) with respect to which the Company Group has the right to receive payment.

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“Company Securities” means the Company Common Stock and the Company Options.

“Company Securityholder” means each Person who holds Company Securities.

“Company Stock Certificate” has the meaning set forth in Section 2.10.

“Company Stockholders” means, at any given time, the holders of Company Common Stock.

“Company Stockholder Approval” has the meaning set forth in Section 4.2(b).

“Company Stockholder Written Consent” has the meaning set forth in Section 7.2(a).

“Company Stockholder Written Consent Deadline” has the meaning set forth in Section 7.2(a).

“Company Support Agreement” has the meaning set forth in the recitals to this Agreement.

“Confidential Information” means any information, knowledge or data concerning the businesses and affairs of the Company Group, or any suppliers, customers or agents of the Company Group that is not already generally available to the public, including Intellectual Property of a confidential nature.

“Confidentiality Agreement” means the Confidentiality Agreement dated as of October 7, 2021 by and between the Company and Parent.

“Consideration Spreadsheet” means, collectively, the Form Consideration Spreadsheet and the Closing Consideration Spreadsheet.

“Contracts” means the Lease and all other contracts, agreements, leases (including equipment leases, car leases and capital leases), licenses, Permits, commitments, client contracts, statements of work, sales and purchase orders and similar instruments, oral or written, to which any member of the Company Group is a party or by which any of its respective properties or assets is bound.

“Control” of a Person means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract, or otherwise. “Controlled,” “Controlling” and “under common Control with” have correlative meanings.

“Converted Stock Option” has the meaning set forth in Section 3.2(a).

“Copyleft Licenses” means all licenses or other Contracts to Software that requires as a condition of use, modification, or distribution of such Software that other Software or technology incorporated into, derived from, or distributed with such Software (i) be disclosed or distributed in source code form, (ii) be licensed for the purpose of making derivative works or (iii) be redistributable at no or minimal charge.

“Copyrights” has the meaning set forth in the definition of “Intellectual Property.”

“Counsel” has the meaning set forth in Section 12.20.

“Data Protection Laws” means all applicable Laws in any applicable jurisdiction relating to the Processing, privacy, security, or protection of Personal Information, and all regulations or guidance issued thereunder.

“DGCL” has the meaning set forth in Section 2.1.

“Dissenting Shares” has the meaning set forth in Section 3.3.

“DOJ” has the meaning set forth in Section 8.1(c)(ii).

“Domain Names” has the meaning set forth in the definition of “Intellectual Property.”

“Earnout Merger Consideration” has the meaning set forth in Section 3.6(a).

“Earnout Period” has the meaning set forth in Section 3.6(a).

“Earnout Recipients” means, with respect to each Milestone Event that shall have occurred (or, pursuant to Section 3.6(c) that shall have been deemed to have occurred), collectively, (a) each holder of issued and outstanding shares of Company Class F Common Stock as of immediately prior to the Effective Time, (b) each holder

Annex A-5

of issued and outstanding shares of Company Class A Common Stock as of immediately prior to the Effective Time so long as such holder is employed by the Surviving Corporation or any of its Subsidiaries (including the Company) as of the date of the occurrence of the applicable Milestone Event and (c) each Person who received one or more Converted Stock Options pursuant to Section 3.2 below who has exercised a Converted Stock Option for shares of Parent Common Stock prior to the date of the occurrence or deemed occurrence of the applicable Milestone Event and who is employed by the Surviving Corporation or any of its Subsidiaries (including the Company) as of the date of the occurrence or deemed occurrence of the applicable Milestone Event.

“Earnout Shares” has the meaning set forth in Section 3.6(a).

“Effective Time” has the meaning set forth in Section 2.2.

“Enforceability Exceptions” has the meaning set forth in Section 4.2(a).

“Environmental Laws” shall mean all applicable Laws that prohibit, regulate or control any Hazardous Material or any Hazardous Material Activity, including the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, the Resource Recovery and Conservation Act of 1976, the Federal Water Pollution Control Act, the Clean Air Act, the Hazardous Materials Transportation Act and the Clean Water Act.

“Equity Incentive Plan” means the Company’s 2019 Equity Incentive Plan, as amended.

“Equity Interest” means, with respect to Parent, Merger Sub or any of their respective Affiliates (including, following the Effective Time, the Company and any Subsidiary), any capital stock of, or other ownership, membership, partnership, voting, joint venture, equity interest, preemptive right, stock appreciation, phantom stock, profit participation or similar rights in, such Person or any indebtedness, securities, options, warrants, call, subscription or other rights or entitlements of, or granted by, such Person or any of its Affiliates that are convertible into, or are exercisable or exchangeable for, or give any person any right or entitlement to acquire any such capital stock or other ownership, partnership, voting, joint venture, equity interest, preemptive right, stock appreciation, phantom stock, profit participation or similar rights, in all cases, whether vested or unvested, of such Person or any of its Affiliates or any similar security or right that is derivative or provides any economic benefit based, directly or indirectly, on the value or price of any such capital stock or other ownership, partnership, voting, joint venture, equity interest, preemptive right, stock appreciation, phantom stock, profit participation or similar rights, in all cases, whether vested or unvested.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means each entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b) or (c) (o) of the Code that includes the Company Group.

“Exchange Act” means the Securities Exchange Act of 1934.

“Excluded Matter” means any one or more of the following: (a) general economic or political conditions; (b) conditions generally affecting the industries in which such Person or its Subsidiaries operates; (c) any changes in financial, banking or securities markets in general, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (d) acts of war (whether or not declared), armed hostilities or terrorism, or the escalation or worsening thereof; (e) (i) any changes in applicable Laws (including in connection with the COVID-19 pandemic) or accounting rules (including U.S. GAAP) or the enforcement, implementation or interpretation thereof, or (ii) in the case of Parent, new pronouncements by the SEC or other U.S. federal regulators with respect to prior accounting rules, including changes to, and the restatement of Parent’s audited financial statements as of and for the fiscal year ended December 31, 2020 or for future periods, as a result of the SEC pronouncement on April 12, 2021 relating to the accounting of warrants (the “SEC Warrant Pronouncement”); (f) the announcement, pendency or completion of the transactions contemplated by this Agreement; (g) any natural or man-made disaster, acts of God or pandemics, including the COVID-19 pandemic, or the worsening thereof; or (h) any failure by a party to meet any internal or published projections, forecasts or revenue or earnings predictions (it being understood that the facts or occurrences giving rise or contributing to such failure that are not otherwise an Excluded Matter may be taken into account in determining whether there has been a Material Adverse Effect); provided, however, that the exclusions provided in the foregoing clauses (a) through (d), clause (e) and clause (g) shall not apply to the extent that Parent and Merger Sub, taken as a whole, on the one hand, or the Company Group, taken as a whole, on the other hand, is disproportionately affected by any such exclusions or any change, event or development to the extent resulting from any such exclusions relative to all other similarly situated companies that participate in the industry in which they operate.

Annex A-6

“Foreign Corrupt Practices Act” has the meaning set forth in Section 4.17(a).

“Form Consideration Spreadsheet” has the meaning set forth in Section 3.5(a).

“Form S-4” has the meaning set forth in Section 6.5(a).

“FTC” has the meaning set forth in Section 8.1(c)(ii).

“Fully Diluted Company Shares” means the sum, without duplication, of (a) all shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time; plus (b) the aggregate number of Rollover Option Shares for in-the-money Company Options; plus (c) all shares of Company Common Stock issuable upon conversion, exercise or exchange of any other in-the-money securities of the Company convertible into or exchangeable or exercisable for shares of Company Common Stock.

“Hazardous Material” shall mean any material, emission, chemical, substance or waste that has been designated by any Authority to be radioactive, toxic, hazardous, a pollutant or a contaminant.

“Hazardous Material Activity” shall mean the transportation, transfer, recycling, storage, use, treatment, manufacture, removal, remediation, release, exposure of others to, sale, labeling, or distribution of any Hazardous Material or any product or waste containing a Hazardous Material, or product manufactured with ozone depleting substances, including any required labeling, payment of waste fees or charges (including so-called e-waste fees) and compliance with any recycling, product take-back or product content requirements.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any rules or regulations promulgated thereunder.

“Indebtedness” means with respect to any Person, without duplication, (a) all obligations of such Person for borrowed money, including with respect thereto, all interests, fees and costs, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of such Person under conditional sale or other title retention agreements relating to property purchased by such Person, (d) all obligations of such Person issued or assumed as the deferred purchase price of property or services (other than accounts payable to creditors for goods and services incurred in the ordinary course of business consistent with past practices), (e) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien or security interest on property owned or acquired by such Person, whether or not the obligations secured thereby have been assumed, (f) all obligations of such Person under leases required to be accounted for as capital leases under U.S. GAAP, (g) all guarantees by such Person of the Indebtedness of another Person (other than any guarantee by a member of the Company Group of the Indebtedness of another member of the Company Group), (h) all liability of such Person with respect to any hedging obligations, including interest rate or currency exchange swaps, collars, caps or similar hedging obligations, (i) any unfunded or underfunded liabilities pursuant to any retirement or nonqualified deferred compensation plan or arrangement, and any earned but unpaid compensation (including salary, bonuses and paid time off), other than earned but unpaid compensation outstanding as of the end of the current monthly period, (j) long term and short term deferred revenue, (k) any obligations that the Company has elected to defer pursuant to the CARES Act or as a result of COVID-19, including any deferred rent or deferred Taxes, and any liabilities associated with any loans or other stimulus packages received by the Company under the CARES Act and applicable rules and regulations thereunder, and (l) any agreement to incur any of the same.

“Indemnification Escrow Agreement” means the agreement substantially in the form attached hereto as Exhibit K among the Securityholder Representative, the Indemnification Escrow Agent, and the Indemnified Party Representative with respect to the Indemnification Escrow Shares.

“Indemnification Escrow Agent” means Continental Stock Transfer and Trust Company.

“Indemnification Escrow Shares” means, 2,250,000 shares of Parent Common Stock.

“Indemnification Notice” has the meaning set forth in Section 11.3(a).

“Indemnifying Parties” has the meaning set forth in Section 11.1.

“Indemnified Party” has the meaning set forth in Section 11.1.

“Indemnified Party Representative” has the meaning set forth in the preamble.

Annex A-7

“Indemnity Threshold” has the meaning set forth in Section 11.1.

“Intellectual Property” means all of the worldwide intellectual property rights and proprietary rights associated with any of the following, whether registered, unregistered or registrable, to the extent recognized in a particular jurisdiction: discoveries, inventions, ideas, technology, know-how, trade secrets, and Software, in each case whether or not patentable or copyrightable (including proprietary or confidential information, systems, methods, processes, procedures, practices, algorithms, formulae, techniques, knowledge, results, protocols, models, designs, drawings, specifications, materials, technical data or information, and other information related to the development, marketing, pricing, distribution, cost, sales and manufacturing) (collectively, “Trade Secrets”); trade names, trademarks, service marks, trade dress, product configurations, other indications of origin, registrations thereof or applications for registration therefor, together with the goodwill associated with the foregoing (collectively, “Trademarks”); patents, patent applications, utility models, industrial designs, supplementary protection certificates, and certificates of inventions, including all re-issues, continuations, divisionals, continuations-in-part, re-examinations, renewals, counterparts, extensions, and validations thereof (“collectively, “Patents”); works of authorship, copyrights, copyrightable materials, copyright registrations and applications for copyright registration (collectively, “Copyrights”); domain names and URLs (collectively, “Domain Names”), social media accounts, and other intellectual property, and all embodiments and fixations thereof and related documentation and registrations and all additions, improvements and accessions thereto.

“IP Assignment Agreements” shall have the meaning set form in Section 4.20(h).

“IP Contracts” means, collectively, any and all Contracts to which any member of the Company Group is a party or by which any of its respective properties or assets is bound, in any case under which the Company Group (i) is granted a right (including option rights, rights of first offer, first refusal, first negotiation, etc.) in or to any Intellectual Property of a third Person, (ii) grants a right (including option rights, rights of first offer, first refusal, first negotiation, etc.) to a third Person in or to any Intellectual Property owned or purported to be owned by the Company Group or (iii) has entered into an agreement not to assert or sue with respect to any Intellectual Property (including settlement agreements and co-existence arrangements), in each case other than (A) “shrink wrap” or other licenses for generally commercially available software (including Publicly Available Software) or hosted services, (B) customer, distributor or channel partner Contracts on Company’s standard forms, (C) Contracts with the Company Group’s employees or contractors on Company’s standard forms, and (D) customary non-disclosure agreements entered into in the ordinary course of business consistent with past practices (subparts (A)-(D) collectively, the “Standard Contracts”).

“IPO” means the initial public offering of Parent pursuant to a prospectus dated August 9, 2021.

“Key Personnel” means the persons whose names are set forth on Schedule 1.1(A) attached hereto.

“Knowledge of the Company” or “to the Company’s Knowledge” means the actual knowledge, after reasonable inquiry, of Haohan Xu and/or Erez Simha.

“Knowledge of the Company Group” or “to the Company Group’s Knowledge” means the actual knowledge, after reasonable inquiry, of any of the officers and directors of any member of the Company Group.

“Knowledge of Parent” or “to Parent’s Knowledge” means the actual knowledge, after reasonable inquiry, of Jeffrey Tirman, Chris Hardt and/or Nima Montazeri.

“Law” means any domestic or foreign, federal, state, municipality or local law, statute, ordinance, code, rule, or regulation.

“Leases” means, collectively, the leases described on Schedule 1.1(B) attached hereto, together with all fixtures and improvements erected on the premises leased thereby.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, claim, security interest or encumbrance of any kind in respect of such property or asset, and any conditional sale or voting agreement or proxy, including any agreement to give any of the foregoing.

“Loss” or “Losses” has the meaning set forth in Section 11.1.

Annex A-8

“Material Adverse Effect” means any fact, effect, event, development, change, state of facts, condition, circumstance or occurrence (an “Effect”) that, individually or together with one or more other contemporaneous Effect, (i) has or would reasonably be expected to have a materially adverse effect on the financial condition, assets, liabilities, business or results of operations of the Company Group, on the one hand, or on Parent and Merger Sub, on the other hand, in each case, taken as a whole; or (ii) prevents or materially impairs or would reasonably be expected to prevent or materially impair the ability of the Company Securityholders and the Company Group, on the one hand, or on Parent and Merger Sub, on the other hand to consummate the Merger and the other transactions contemplated by this Agreement in accordance with the terms and conditions of this Agreement; provided, however, that a Material Adverse Effect shall not be deemed to include Effects (and solely to the extent of such Effects) resulting from an Excluded Matter.

“Material Contracts” has the meaning set forth in Section 4.15(a). “Material Contracts” shall not include any Contracts that are also Plans.

“Merger” has the meaning set forth in the recitals to this Agreement.

“Merger Consideration Shares” means the Closing Merger Consideration Shares, together with any portion of the Earnout Shares, if any, to which Earnout Recipients become entitled to receive under the terms of this Agreement.

“Merger Sub” has the meaning set forth in the preamble.

“Merger Sub Common Stock” has the meaning set forth in Section 5.7(b).

“Milestone Event” has the meaning set forth in Section 3.6(a).

“Nasdaq” means the Nasdaq Stock Market, LLC.

“Offer Documents” has the meaning set forth in Section 6.5(a).

“Order” means any decree, order, judgment, writ, award, injunction, stipulation, determination, award, rule or consent of or by an Authority.

“OSHA” has the meaning set forth in Section 4.20(k).

“Other Filings” means any filings to be made by Parent required under the Exchange Act, Securities Act or any other United States federal, foreign or blue sky laws, other than the SEC Statement and the other Offer Documents.

“Outside Closing Date” has the meaning set forth in Section 10.1(a).

“Parent” has the meaning set forth in the preamble.

“Parent Board Recommendation” has the meaning set forth in Section 5.11(a).

“Parent Class Dual Approval” has the meaning set forth in Section 6.5(e).

“Parent Common Stock” means from and after the time that the Amended Parent Charter shall have been filed with the Delaware Secretary of State and become effective, the common stock, par value $0.0001 per share, of Parent.

“Parent Preferred Stock” means from and after the time that the Amended Parent Charter shall have been filed with the Delaware Secretary of State and become effective, the preferred stock, par value $0.0001 per share, of Parent.

“Parent Counsel” has the meaning set forth in Section 12.20.

“Parent Financial Statements” has the meaning set forth in Section 5.12(c).

“Parent Fundamental Representations” means the representations and warranties of Parent set forth in Section 5.1 (Corporate Existence and Power), Section 5.2 (Corporate Authorization), Section 5.5 (Finders’ Fees) and Section 5.7 (Capitalization).

Annex A-9

“Parent Parties” has the meaning set forth in ARTICLE V.

“Parent Preferred Stock” has the meaning set forth in Section 5.7(a).

“Parent Private Warrant Amendment” has the meaning set forth in Section 6.8.

“Parent Private Warrants” means each warrant issued to the Sponsor in a private placement at the time of the consummation of the IPO, entitling the holder thereof to purchase one share of Parent Common Stock at an exercise price of $11.50 per whole share.

“Parent Privileged Communications” has the meaning set forth in Section 12.20.

“Parent Proposals” has the meaning set forth in Section 6.5(e).

“Parent Public Warrant” means each warrant issued as part of a Parent Unit.

“Parent Redemption Amount” has the meaning set forth in Section 6.6.

“Parent SEC Documents” has the meaning set forth in Section 5.12(a).

“Parent Stockholder Approval” has the meaning set forth in Section 5.2.

“Parent Stockholder Meeting” has the meaning set forth in Section 6.5(a).

“Parent Support Agreement” has the meaning set forth in the recitals to this Agreement.

“Parent Unit” means each unit of Parent issued in the IPO consisting of (a) one share of Parent Common Stock, (b) one warrant to purchase one share of Parent Common Stock at a price of $11.50 per share.

“Parent Warrant” means each Parent Private Warrant and Parent Public Warrant.

“Patents” has the meaning set forth in the definition of “Intellectual Property.”

“Permit” means each license, franchise, permit, order, approval, consent or other similar authorization required to be obtained and maintained by any member of the Company Group under applicable Law to carry out or otherwise affecting, or relating in any way to, the Business.

“Permitted Liens” means (a) all defects, exceptions, restrictions, easements, rights of way and encumbrances disclosed in policies of title insurance which have been made available to Parent; (b) mechanics’, carriers’, workers’, repairers’ and similar statutory Liens arising or incurred in the ordinary course of business consistent with past practices for amounts (i) that are not delinquent, (ii) that are not material to the business, operations and financial condition of the Company so encumbered, either individually or in the aggregate, and (iii) not resulting from a breach, default or violation by the Company Group of any Contract or Law; (c) liens for Taxes not yet due and payable or which are being contested in good faith by appropriate proceedings (and for which adequate accruals or reserves have been established on the Financial Statements in accordance with U.S. GAAP); and (d) the Liens set forth on Schedule 1.1(C).

“Person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Personal Information” means (i) any data or information that, alone or in combination with other data or information identifies an individual natural Person (including any part of such Person’s name, physical address, telephone number, email address, financial account number or credit card number, government issued identifier (including social security number and driver’s license number), user identification number and password, billing and transactional information, medical, health or insurance information, date of birth, educational or employment information, vehicle identification number, IP address, cookie identifier, or any other number or identifier that identifies or relates to an individual natural Person, or such Person’s vehicle, browser or device); (ii) or any other data or information that constitutes personal data, personal health information, protected health information, personally identifiable information, personal information or similar defined term under any Data Protection Law or Healthcare Law.

Annex A-10

“Plan” means each “employee benefit plan” within the meaning of Section 3(3) of ERISA and all other compensation and benefits plans, policies, programs, arrangements or payroll practices, but excluding multiemployer plans within the meaning of Section 3(37) of ERISA, and each other stock purchase, stock option, restricted stock, severance, retention, employment (other than any employment offer letter in such form as previously provided to Parent that is terminable “at will” without any contractual obligation on the part of the Company Group to make any severance, termination, change of control, or similar payment), consulting, change-of-control, bonus, incentive, deferred compensation, employee loan, fringe benefit and other benefit plan, agreement, program, policy, commitment or other arrangement, whether or not subject to ERISA (including any related funding mechanism now in effect or required in the future), whether formal or informal, oral or written, in each case, that is sponsored, maintained, contributed or required to be contributed to by the Company Group, or under which the Company Group has any current or potential liability.

“PRC” has the meaning set forth in Section 4.7.

“PRC IP Assignment Agreements” shall have the meaning set form in Section 4.20(h).

“Pre-Closing Engagements” has the meaning set forth in Section 12.20.

“Process,” “Processed” or “Processing” means any operation or set of operations performed upon Personal Information or sets of Personal Information, whether or not by automated means, such as collection, recording, organization, structuring, storage, adaptation or alteration, retrieval, consultation, use, disclosure by transmission, dissemination, or otherwise making available, alignment or combination, restriction, erasure, or destruction.

“Prospectus” has the meaning set forth in the recitals.

“Proxy Statement” has the meaning set forth in Section 6.5(a).

“Publicly Available Software” means each of any Software that contains, or is derived in any manner (in whole or in part) from, any Software that is distributed as free software, “copyleft,” open source software (e.g. Linux), or under similar licensing and distribution models, including but not limited to any of the following: (A) the GNU General Public License (GPL) or Lesser/Library GPL (LGPL), (B) the Artistic License (e.g., PERL), (C) the Mozilla Public License, (D) the Netscape Public License, (E) the Sun Community Source License (SCSL), (F) the Sun Industry Source License (SISL) and (G) the Apache Server License, including for the avoidance of doubt all Software licensed under a Copyleft License.

“Real Property” means, collectively, all real properties and interests therein (including the right to use), together with all buildings, fixtures, trade fixtures, plant and other improvements located thereon or attached thereto; all rights arising out of use thereof (including air, water, oil and mineral rights); and all subleases, franchises, licenses, permits, easements and rights-of-way which are appurtenant thereto.

“Registered Exclusively Licensed IP” means all Company Exclusively Licensed IP that is the subject of a registration or an application for registration, including issued patents and patent applications.

“Registered IP” means collectively, all Registered Owned IP and Registered Exclusively Licensed IP.

“Registered Owned IP” means all Intellectual Property constituting Company Owned IP or filed in the name of any member of the Company Group, and in each instance is the subject of a registration or an application for registration, including issued patents and patent applications.

“Registration Rights Agreement” “means the registration rights agreement, in substantially the form attached hereto as Exhibit D.

“Representatives” means a party’s officers, directors, Affiliates, managers, consultant, employees, representatives and agents.

“Required Parent Proposals” has the meaning set forth in Section 6.5(e).

“Rollover Option Shares” means the aggregate number of shares of Company Class A Common Stock issuable upon exercise of all Company Options (whether Vested Company Options or Unvested Company Options).

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“S-4 Effective Date” has the meaning set forth in Section 6.5(c).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SBA” means the Small Business Administration.

“SEC” means the Securities and Exchange Commission.

“SEC Statement” means the Form S-4, including the Proxy Statement, whether in preliminary or definitive form, and any amendments or supplements thereto.

“Securityholder Representative” has the meaning set forth in the preamble.

“Securities Act” means the Securities Act of 1933.

“Software” means computer software, programs, and databases (including development tools, library functions, and compilers) in any form, including in or as Internet Web sites, web content, links, source code, object code, operating systems, database management code, utilities, graphical user interfaces, menus, images, icons, forms, methods of processing, software engines, platforms, and data formats, together with all versions, updates, corrections, enhancements and modifications thereof, and all related specifications, documentation, developer notes, comments, and annotations.

“SPAC Benefit Plans” has the meaning set forth in Section 5.21.

“Sponsor” means Abri Ventures I, LLC, a Delaware limited liability company.

“Sponsor Earnout Agreement” has the meaning set forth in the recitals to this Agreement.

“Sponsor Lock-Up Agreement” means the agreement, in substantially the form attached hereto as Exhibit C2, restricting the sale, transfer or other disposition of the shares of Parent Common Stock held or received by the Sponsor.

“Standard Contracts” has the meaning set forth in the definition of IP Contracts.

“Standards Setting Body” has the meaning set forth in Section 4.18(o).

“Subsidiary” means, with respect to any Person, each entity of which at least fifty percent (50%) of the capital stock or other equity or voting securities are Controlled or owned, directly or indirectly, by such Person.

“Survival Period” has the meaning set forth in Section 11.8.

“Surviving Corporation” has the meaning set forth in the recitals to this Agreement.

“Tangible Personal Property” means all tangible personal property and interests therein, including machinery, computers and accessories, furniture, office equipment, communications equipment, automobiles, laboratory equipment and other equipment owned or leased by the Company Group and other tangible property.

“Tax Return” means any return, information return, declaration, claim for refund or credit, report or any similar statement, and any amendment thereto, including any attached schedule and supporting information, whether on a separate, consolidated, combined, unitary or other basis, that is filed or required to be filed with any Taxing Authority in connection with the determination, assessment, collection or payment of a Tax or the administration of any Law relating to any Tax.

“Tax(es)” means any U.S. federal, state or local or non-U.S. tax, charge, fee, levy, custom, duty, deficiency, or other assessment of any kind or nature imposed by any Taxing Authority (including any income (net or gross), gross receipts, profits, windfall profit, sales, use, goods and services, ad valorem, franchise, license, escheat, withholding, employment, social security, workers compensation, unemployment compensation, employment, payroll, transfer, excise, import, real property, personal property, intangible property, occupancy, recording, minimum, alternative minimum), together with any interest, penalty, additions to tax or additional amount imposed with respect thereto.

“Taxing Authority” means the Internal Revenue Service and any other Authority responsible for the collection, assessment or imposition of any Tax or the administration of any Law relating to any Tax.

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“Third Party Claim” has the meaning set forth in Section 11.3(a).

“Trade Secrets” has the meaning set forth in the definition of “Intellectual Property.”

“Trademarks” has the meaning set forth in the definition of “Intellectual Property.”

“Trading Day” means (a) for so long as the Parent Common Stock is listed or admitted for trading on Nasdaq or any other national securities exchange, days on which such securities exchange is open for business; (b) when and if the Parent Common Stock is quoted on Nasdaq or any similar system of automated dissemination of quotations of securities prices, days on which trades may be made on such system; or (c) if the Parent Common Stock is not listed or admitted to trading on any national securities exchange or quoted on Nasdaq or similar system, days on which the Common Stock is traded regular way in the over-the- counter market and for which a closing bid and a closing asked price for the Common Stock are available.

“Transaction Litigation” has the meaning set forth in Section 8.1(d).

“Trust Account” has the meaning set forth in Section 5.9.

“Trust Agreement” has the meaning set forth in Section 5.9.

“Trust Fund” has the meaning set forth in Section 5.9.

“Trustee” has the meaning set forth in Section 5.9.

“Unaudited Financial Statements” has the meaning set forth in Section 4.9(a).

“U.S. GAAP” means U.S. generally accepted accounting principles, consistently applied.

“Unvested Company Option” means each Company Option outstanding immediately prior to the Effective Time that is not a Vested Company Option.

“Vested Company Option” means each Company Option outstanding immediately prior to the Effective Time that is vested in accordance with its terms as of immediately prior to the Effective Time or will vest solely as a result of the consummation of the Merger.

“Voting Agreement” means the Voting Agreement in substantially the form attached hereto as Exhibit M.

“VWAP” means, for any security as of any date(s), the dollar volume-weighted average price for such security on the principal securities exchange or securities market on which such security is then traded during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume-weighted average price of such security in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for such security by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as reported by OTC Markets Group Inc. If the VWAP cannot be calculated for such security on such date(s) on any of the foregoing bases, the VWAP of such security on such date(s) shall be the fair market value as reasonably determined in good faith by a majority of the disinterested independent directors of the board of directors (or equivalent governing body) of the applicable issuer. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination, recapitalization or other similar transaction during such period.

“Warrant Agent” has the meaning set forth in Section 6.8.

“Warrant Agreement” has the meaning set forth in Section 6.8.

“Warrant Exercise” has the meaning set forth in the recitals to this Agreement.

“Warrant Revenue Sharing Side Letter” means the Warrant Revenue Sharing Side Letter substantially in the form attached hereto as Exhibit Q.

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1.2 Construction.

(a) References to particular sections and subsections, schedules, and exhibits not otherwise specified are cross-references to sections and subsections, schedules, and exhibits of this Agreement. Captions are not a part of this Agreement, but are included for convenience, only.

(b) The words “herein,” “hereof,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular provision of this Agreement; and, unless the context requires otherwise, “party” means a party signatory hereto.

(c) Any use of the singular or plural, or the masculine, feminine or neuter gender, includes the others, unless the context otherwise requires; the word “including” means “including without limitation”; the word “or” means “and/or”; the word “any” means “any one, more than one, or all”; and, unless otherwise specified, any financial or accounting term has the meaning of the term under United States generally accepted accounting principles as consistently applied heretofore by the Company. Any reference in this Agreement to a Person’s directors shall include any member of such Person’s governing body and any reference in this Agreement to a Person’s officers shall include any Person filling a substantially similar position for such Person. Any reference in this Agreement or any Additional Agreement to a Person’s shareholders or stockholders shall include any applicable owners of the equity interests of such Person, in whatever form.

(d) Unless otherwise specified, any reference to any agreement (including this Agreement), instrument, or other document includes all schedules, exhibits, or other attachments referred to therein, and any reference to a statute or other law means such law as amended, restated, supplemented or otherwise modified from time to time and includes any rule, regulation, ordinance or the like promulgated thereunder, in each case, as amended, restated, supplemented or otherwise modified from time to time.

(e) Any reference to a numbered schedule means the same-numbered section of the disclosure schedule. Any reference in a schedule contained in the disclosure schedules delivered by a party hereunder shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) the applicable representations and warranties (or applicable covenants) that are contained in the section or subsection of this Agreement that corresponds to such schedule and any other representations and warranties of such party that are contained in this Agreement to which the relevance of such item thereto is reasonably apparent on its face. Nothing in the disclosure schedules constitutes an admission of any liability or obligation of the disclosing party to any third party or an admission to any third party, including any Authority, against the interest of the disclosing party, including any possible breach of violation of any Contract or Law. Summaries of any written document in the disclosure schedules do not purport to be complete and are qualified in their entirety by the written document itself.

(f) If any action is required to be taken or notice is required to be given within a specified number of days following a specific date or event, the day of such date or event is not counted in determining the last day for such action or notice. If any action is required to be taken or notice is required to be given on or before a particular day which is not a Business Day, such action or notice shall be considered timely if it is taken or given on or before the next Business Day.

(g) To the extent that any Contract, document, certificate or instrument is represented and warranted to by the Company to be given, delivered, provided or made available by the Company, such Contract, document, certificate or instrument shall be deemed to have been given, delivered, provided and made available to Parent or its Representatives, if such Contract, document, certificate or instrument shall have been posted not later than two (2) Business Days prior to the date of this Agreement to the electronic data site maintained on behalf of the Company for the benefit of the Parent and its Representatives and the Parent and its Representatives have been given access to the electronic folders containing such information.

ARTICLE II
MERGER

2.1 Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), at the Effective Time, (a) Merger Sub shall be merged with and into the Company, (b) the separate corporate existence of Merger Sub shall thereupon cease, and the Company shall be the Surviving Corporation, and (c) the name of the Surviving Corporation shall be “Apifiny Group Holdings, Inc.”.

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2.2 Merger Effective Time. Subject to the provisions of this Agreement, at the Closing, the Company shall file with the Secretary of State of the State of Delaware a certificate of merger in substantially the form attached hereto as Exhibit H, executed in accordance with the relevant provisions of the DGCL (the “Certificate of Merger”). The Merger shall become effective upon the filing of the Certificate of Merger or at such later time as is agreed to by the Parties and specified in the Certificate of Merger (the time at which the Merger becomes effective is herein referred to as the “Effective Time”).

2.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the assets, property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

2.4 U.S. Tax Treatment. For U.S. federal income tax purposes, the Merger is intended to constitute a “reorganization” within the meaning of Section 368(a) of the Code. The parties to this Agreement hereby (i) adopt this Agreement insofar as it relates to the Merger as a “plan of reorganization” within the meaning of Section 1.368-2(g) of the United States Treasury regulations, (ii) agree to file and retain such information as shall be required under Section 1.368-3 of the United States Treasury regulations, and (iii) agree to file all Tax and other informational returns on a basis consistent with such characterization. Notwithstanding the foregoing or anything else to the contrary contained in this Agreement, the parties acknowledge and agree that, other than the representations set forth in Sections 4.24(e) and 5.22(e), no party is making any representation or warranty as to the qualification of the Merger as a reorganization under Section 368(a) of the Code or as to the effect, if any, that any transaction consummated on, after or prior to the Effective Time has or may have on any such reorganization status. Each of the parties acknowledges and agrees that each such party (A) has had the opportunity to obtain independent legal and tax advice with respect to the transactions contemplated by this Agreement and (B) is responsible for paying its own Taxes, including any adverse Tax consequences that may result if the Merger is determined not to qualify as a reorganization under Section 368(a) of the Code.

2.5 Certificate of Incorporation; Bylaws.

(a) The Company Certificate of Incorporation as in effect immediately prior to the Effective Time shall, in accordance with the terms thereof and the DGCL, be amended and restated in its entirety as set forth in the Amended Company Charter attached hereto as Exhibit I, and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until duly amended in accordance with the terms thereof and the DGCL.

(b) The Bylaws of the Company as in effect immediately prior to the Effective Time shall be amended at the Effective Time to read in its entirety as the Bylaws of Merger Sub as in effect immediately prior to the Effective Time, until thereafter amended in accordance with the terms thereof, the certificate of incorporation of the Surviving Corporation and applicable Law.

2.6 Closing. Unless this Agreement is earlier terminated in accordance with ARTICLE X, the closing of the Merger (the “Closing”) shall take place virtually at 10:00 a.m. local time, on the second (2nd) Business Day after the satisfaction or waiver (to the extent permitted by applicable law) of the conditions set forth in ARTICLE IX or at such other time, date and location as Parent and Company agree in writing. The parties may participate in the Closing via electronic means. The date on which the Closing actually occurs is hereinafter referred to as the “Closing Date”.

2.7 Directors and Officers of the Surviving Corporation.

(a) At the Effective Time, the initial directors of the Surviving Corporation shall consist of the same persons serving on the Company’s Board of Directors as of immediately prior to the Effective Time. Such directors shall hold office until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and bylaws.

(b) At the Effective Time, the officers of the Company shall be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected or appointed and qualified, or until their earlier death, resignation or removal.

2.8 Directors and Officers of Parent. At the Effective Time, the board of directors of Parent shall consist of ten (10) persons, which shall include the same persons serving on the Company’s Board of Directors as of immediately

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prior to the Effective Time, two (2) independent directors designated by Sponsor in accordance with the Voting Agreement, who shall initially be the persons whose names are set forth in Schedule 2.8, and three (3) additional directors to be designated by the Company prior to the Closing. At least a majority of Parent’s Board of Directors shall qualify as independent directors under the Securities Act and Nasdaq rules. Parent’s Board of Directors shall take all necessary actions to remove all officers of Parent as of immediately prior to the Effective Time, and cause the officers of the Company as of immediately prior to the Effective Time to become the officers of Parent as of the Effective Time, such persons to hold office until their respective successors are duly elected or appointed and qualified, or until their earlier death, resignation or removal.

2.9 Taking of Necessary Action; Further Action. If, at any time after the Closing, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and interest in, to and under, or possession of, all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the officers and directors of the Surviving Corporation are fully authorized in the name and on behalf of the Company and Merger Sub, to take all lawful action necessary or desirable to accomplish such purpose or acts, so long as such action is not inconsistent with this Agreement.

2.10 No Further Ownership Rights in Company Common Stock. All Merger Consideration Shares paid or payable in respect of shares of Company Common Stock hereunder, or upon the exercise of the appraisal rights described in Section 3.3, shall be deemed to have been paid or payable in full satisfaction of all rights pertaining to such shares of Company Common Stock, and from and after the Effective Time there shall be no further registration of transfers of shares Company Shares on the stock transfer books of the Surviving Corporation. If, after the Effective Time, certificates formerly representing shares of Company Common Stock (each, a “Company Stock Certificate”) are presented to the Surviving Corporation, subject to the terms and conditions set forth herein, they shall be cancelled and exchanged for the Merger Consideration Shares provided for, and in accordance with the procedures set forth, in ARTICLE III.

ARTICLE III
EFFECT OF THE MERGER

3.1 Effect of the Merger on Company Common Stock. At the Effective Time, as a result of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any shares of capital stock of any of them:

(a) Cancellation of Certain Shares of Company Common Stock. Each share of Company Common Stock, if any, that is owned by Parent or Merger Sub (or any other Subsidiary of Parent) or the Company (or any of its Subsidiaries) (as treasury stock or otherwise), will automatically be cancelled and retired without any conversion thereof and will cease to exist, and no consideration will be delivered in exchange therefor. Each share of Company Common Stock, if any, held immediately prior to the Effective Time by the Company as treasury stock shall be automatically canceled and extinguished, and no consideration shall be paid with respect thereto.

(b) Conversion of Shares of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any such shares of Company Common Stock cancelled pursuant to Section 3.1(a) and any Dissenting Shares) shall, in accordance with the Company Certificate of Incorporation and subject to this Agreement, be converted into the right to receive: (i) the applicable Closing Per Share Merger Consideration plus (ii) the applicable Additional Per Share Merger Consideration, if any, at the time and subject to the contingencies set forth in Section 3.6.

(c) Conversion of Merger Sub Capital Stock. Each share of common stock, par value $0.0001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one newly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

3.2 Treatment of Company Options.

(a) Prior to the Closing, the Company’s Board of Directors (or, if appropriate, any committee thereof administering the Equity Incentive Plan) shall adopt such resolutions or take such other actions as may be required to adjust the terms of all Vested Company Options and Unvested Company Options as necessary to provide that, at the Effective Time, each Company Option shall be converted into an option (a “Converted Stock Option”) to acquire, subject to substantially the same terms and conditions as were applicable under such Company Option, the number of shares of Parent Common Stock (rounded up to the nearest whole share), determined by multiplying the number of

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shares of Company Class A Common Stock subject to such Company Option as of immediately prior to the Effective Time by the Closing Exchange Ratio, at an exercise price per share of Parent Common Stock (rounded down to the nearest whole cent) equal to (x) the exercise price per share of Company Class A Common Stock of such Company Option divided by (y) the Closing Exchange Ratio, in each case as set forth in the Closing Consideration Spreadsheet.

(b) Parent shall at all times reserve the net shares of Parent Common Stock issuable in the aggregate upon exercise of all Converted Stock Options then outstanding, and such shares shall not be delivered to, or constitute part of, the Exchange Fund established pursuant to Section 3.4(a)(i). Annually, on the applicable anniversary of the Closing Date, Parent shall issue to the Company Stockholders as of immediately prior to the Effective Time, on a pro rata basis as set forth in the Closing Consideration Spreadsheet, a number of shares of Parent Common Stock (rounded up to the nearest whole share) equal to the shares of Parent Common Stock that would have otherwise been issuable pursuant to any unexercised Converted Stock Options that expired or were otherwise forfeited during the preceding year. Parent shall continue to reserve and distribute shares of Parent Common Stock as set forth in this Section 3.2(b) until the anniversary of the Closing Date on which there are no outstanding and unexercised Converted Stock Options.

(c) At the Effective Time, Parent shall assume all obligations of the Company under the Equity Incentive Plan, each outstanding Converted Stock Option and the agreements evidencing the grants thereof. As soon as practicable after the Effective Time, Parent shall deliver to the holders of Converted Stock Options appropriate notices setting forth such holders’ rights, and the agreements evidencing the grants of such Converted Stock Option shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 3.2 after giving effect to the Merger).

3.3 Dissenting Shares. Notwithstanding any provision of this Agreement to the contrary, including Section 4.1, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Company Common Stock cancelled in accordance with Section 3.1(a)) and held by a holder who has not voted in favor of adoption of this Agreement or consented thereto in writing and who has properly exercised and perfected appraisal rights of such Company Shares in accordance with Section 262 of the DGCL (such shares of Company Common Stock being referred to collectively as the “Dissenting Shares” until such time as such holder fails to perfect or otherwise loses such holder’s appraisal rights under the DGCL with respect to such shares) shall not be converted into a right to receive a portion of the Merger Consideration Shares, but instead shall be entitled to only such rights as are granted by Section 262 of the DGCL; provided, however, that if, after the Effective Time, such holder fails to perfect, withdraws or loses such holder’s right to appraisal pursuant to Section 262 of the DGCL or if a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such Dissenting Shares shall be treated as if they had been converted as of the Effective Time into the right to receive the portion of the Merger Consideration Shares to which such holder is entitled pursuant to the applicable subsections of Section 4.1, without interest thereon, upon surrender of the Company Stock Certificate or Company Stock Certificates representing such Dissenting Shares in accordance with Section 4.4. The Company shall promptly provide Parent prompt written notice of any demands received by the Company for appraisal of shares of Company Common Stock, any withdrawal of any such demand and any other demand, notice or instrument delivered to the Company prior to the Effective Time pursuant to the DGCL that relates to such demand, and Parent shall have the opportunity to participate in all negotiations and proceedings with respect to such demands.

3.4 Surrender and Payment.

(a) Exchange Fund. On the Closing Date, Parent shall deposit, or shall cause to be deposited, with Continental Stock Transfer & Trust Company (the “Exchange Agent”) (i) for the benefit of the Company Stockholders, for exchange in accordance with this ARTICLE III, the number of shares of Parent Common Stock sufficient to deliver the aggregate Closing Merger Consideration Shares payable to the Company Stockholders pursuant to this Agreement less the Indemnification Escrow Shares as set forth in the Closing Consideration Spreadsheet (such shares of Parent Common Stock, the “Exchange Fund”) and (ii) in its capacity as the Indemnification Escrow Agent, the Indemnification Escrow Shares, to be held and released in accordance with this Agreement and the Indemnification Escrow Agreement. Parent shall cause the Exchange Agent, pursuant to irrevocable instructions, to pay the applicable portion of the Closing Merger Consideration Shares out of the Exchange Fund in accordance with the Closing Consideration Spreadsheet and the other applicable provisions contained in this Agreement. The Exchange Fund shall not be used for any other purpose other than as contemplated by this Agreement.

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(b) Exchange Procedures. As soon as practicable following the Effective Time, and in any event within two (2) Business Days following the Effective Time (but in no event prior to the Effective Time), Parent shall cause the Exchange Agent to deliver to each Company Stockholder, as of immediately prior to the Effective Time, represented by certificate or book-entry, a letter of transmittal and instructions for use in exchanging such Company Stockholder’s shares of Company Common Stock for such Company Stockholder’s applicable portion of the Closing Merger Consideration Shares from the Exchange Fund, and which shall be in form and contain provisions which Parent may specify and which are reasonably acceptable to the Company (a “Letter of Transmittal”), and promptly following receipt of a Company Stockholder’s properly completed and executed Letter of Transmittal, deliver such Company Stockholder’s applicable portion of the Closing Merger Consideration Shares to such Company Stockholder. For the purpose of clarification, the portion of the Closing Merger Consideration Shares payable to each Company Stockholder following such Person’s delivery of a properly completed and executed Letter of Transmittal shall consist of such Company Stockholder’s applicable portion of (i) the Exchange Fund plus (ii) the contingent right to receive such Company Stockholder’s applicable portion of any Indemnification Escrow Shares released to the Company Stockholders, all as set forth in the Closing Consideration Spreadsheet with respect to such Company Stockholder.

(c) Termination of Exchange Fund. Any portion of the Exchange Fund relating to the Closing Merger Consideration Shares that remains undistributed to the Company Stockholders for one (1) year after the Effective Time shall be delivered to Parent, upon demand, and any Company Stockholders who have not theretofore complied with this Section 3.4 shall thereafter look only to Parent for their portion of such Closing Merger Consideration Shares. Any portion of the Exchange Fund remaining unclaimed by Company Stockholders as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Authority shall, to the extent permitted by applicable Law, become the property of Parent free and clear of any claims or interest of any person previously entitled thereto.

3.5 Consideration Spreadsheet.

(a) At least five (5) Business Days prior to the Closing, the Company shall deliver to Parent a spreadsheet (the “Form Consideration Spreadsheet”), prepared by the Company in good faith and setting forth the following, in each case, as of immediately prior to the Effective Time, based, when relevant, on assumptions reasonably acceptable to Parent which are described in detail in the Consideration Spreadsheet:

(i) the name and address of record of each Company Stockholder and the number and class, type or series of shares of Company Common Stock held by each;

(ii) the names of record of each holder of Vested Company Options, and the exercise price, number of shares of Company Common Stock subject to each Vested Option held by it;

(iii) the names of record of each holder of Unvested Company Options, and the exercise price, number of shares of Company Common Stock subject to each such Unvested Company Option held by it and vesting arrangements with respect to each such Unvested Company Option (including the vesting schedule, vesting commencement date, date fully vested);

(iv) the number of Fully Diluted Company Shares;

(v) the aggregate number of Rollover Option Shares;

(vi) detailed calculations of each of the following (in each case, determined without regard to withholding):

(A) the Closing Merger Consideration Shares;

(B) the Closing Per Share Merger Consideration payable to each named Company Stockholder for each share of Company Common Stock held by it;

(C) to the extent applicable, the Additional Per Share Merger Consideration payable to each named Earnout Recipient for each share of Company Common Stock or Converted Stock Option held by it (assuming each such holder were to be entitled to receive Additional Per Share Merger Consideration);

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(D) to the extent applicable, the pro rata portion of any shares of Parent Common Stock payable to each named Company Stockholder in connection with expired or forfeited Converted Stock Options, as set forth in Section 3.2(b);

(E) the aggregate number of the Indemnification Escrow Shares to be deducted, as provided in Section 3.4(a)(i), from the Closing Merger Consideration Shares into which the shares of Company Common Stock are converted pursuant to this Agreement, together with the portion thereof attributable to each share of Company Common Stock;

(F) the Closing Exchange Ratio;

(G) for each Converted Stock Option, the exercise price therefor and the number of shares of Parent Common Stock subject to such Converted Stock Option and whether such Converted Stock Option constitutes a Vested Company Option or Unvested Company Option; and

(H) the aggregate number of shares of Parent Common Stock issuable upon exercise of all the Converted Stock Options.

(vii) any explanatory or supporting information, including calculations, as Parent may reasonably request.

(b) The Consideration Spreadsheet delivered hereunder shall be true complete and correct and shall contain the same information described in this Section 3.5, subject to Parent’s rights pursuant to Section 3.5(a)(ix).

(c) The contents of the Consideration Spreadsheet delivered by the Company hereunder shall be subject to reasonable review and comment by Parent, and shall comport with the provisions of this Agreement, but the Company shall, in all events, remain solely responsible for the contents of the Consideration Spreadsheet. Under no circumstances shall Parent or Merger Sub be responsible for the calculations or the determinations regarding such calculations in the Consideration Spreadsheet and the parties agree that Parent and Merger Sub shall be entitled to rely on the Consideration Spreadsheet in making payments under ARTICLE IV.

(d) Nothing contained in this Section 3.5 or in the Consideration Spreadsheet shall be construed or deemed to: (i) modify the Company’s obligations pursuant to Section 6.1(a)(xviii) to obtain Parent’s prior consent to the issuance of any securities; or (ii) alter or amend the definitions of the Closing Merger Consideration Shares or the Indemnification Escrow Shares.

3.6 Earnout.

(a) From and after the Closing until the first anniversary of the Closing Date with respect to Section 3.6(a)(i), from and after the Closing until the second anniversary of the Closing Date with respect to Section 3.6(a)(ii), and from and after the Closing until the third anniversary of the Closing Date with respect to Section 3.6(a)(iii) (in each case, as applicable to such clause, the “Earnout Period”), promptly (but in any event within ten (10) Business Days) after the occurrence during the applicable Earnout Period of any of the following events described in Sections 3.6(a)(i), 3.6(a)(ii), and 3.6(a)(iii) below (each a “Milestone Event”), the Earnout Recipients shall be entitled to earn, on a pro rata basis as set forth in the Closing Consideration Spreadsheet, up to an aggregate of 10,500,000 additional shares of Parent Common Stock in accordance with Sections 3.6(a)(i), 3.6(a)(ii), and 3.6(a)(iii) (subject to any adjustment pursuant to Section 3.6(e), the “Earnout Shares”), as additional consideration for the Merger (and without the need for additional consideration from any Company Stockholder) (such consideration, the “Earnout Merger Consideration”):

(i) 3,000,000 Earnout Shares if over any twenty (20) consecutive Trading Days within the first twelve (12) months after the Closing Date, the closing share price of the shares of Parent Common Stock is greater than or equal to $16.50 per share (subject to any adjustment pursuant to Section 3.6(e));

(ii) 3,750,000 Earnout Shares if over any twenty (20) consecutive Trading Days within the first twenty-four (24) months after the Closing Date, the closing share price of the shares of Parent Common Stock is greater than or equal to $23.00 per share (subject to any adjustment pursuant to Section 3.6(e)); and

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(iii) 3,750,000 Earnout Shares if over any twenty (20) consecutive Trading Days within the first thirty-six (36) months after the Closing Date, the closing share price of the shares of Parent Common Stock is greater than or equal to $30.00 per share (subject to any adjustment pursuant to Section 3.6(e)).

For the avoidance of doubt: (x) more than one of the Milestone Events described in Sections 3.6(a)(i), 3.6(a)(ii), and 3.6(a)(iii) may occur at the same time if occurring during the portion of the Earnout Period starting from and after the Closing Date and ending on the second anniversary of the Closing Date; (y) only the Milestone Events described in Sections 3.6(a)(ii) and 3.6(a)(iii) may occur during the portion of the Earnout Period starting from and after the first anniversary of the Closing Date and ending on the second anniversary of the Closing Date; and (z) only the Milestone Event described in Section 3.6(a)(iii) may occur during the portion of the Earnout Period starting from and after the second anniversary of the Closing Date and ending on the third anniversary of the Closing Date.

(b) The Earnout Shares (i) shall be issued to the recipients thereof free and clear of all Liens other than applicable federal and state securities restrictions and restrictions set forth in the Earnout Escrow Agreement, (ii) shall be placed in escrow at Closing pursuant to an escrow agreement substantially in the form attached hereto as Exhibit J (the “Earnout Escrow Agreement”), and (iii) shall not be released from escrow until they are earned as a result of the occurrence of the applicable Milestone Event or as provided in Section 3.6(c). The Earnout Shares that are not earned on or before the expiration of the applicable Earnout Period shall be forfeited and thereupon returned to Parent pursuant to the Earnout Escrow Agreement. The Earnout Shares that are earned shall be distributed to the Earnout Recipients in accordance with the principles set forth in the Consideration Spreadsheet.

(c) If, at any time after the Closing and prior to or on the third (3rd) anniversary of the Closing Date, there occurs any transaction resulting in a Change in Control, and the per share valuation of Parent Common Stock in such Change in Control transaction prior to giving effect to the provisions of this Section 3.6(c) is (i) greater than or equal to $16.50, then, immediately prior to the consummation of such Change in Control the Milestone Event set forth in Section 3.6(a)(i) shall be deemed to have occurred if such Milestone Event shall not have previously occurred; (ii) greater than or equal to $23.00, then, immediately prior to the consummation of such Change in Control the Milestone Event set forth in Section 3.6(a)(ii) shall be deemed to have occurred if such Milestone Event shall not have previously occurred; and (iii) greater than or equal to $30.00, then, immediately prior to the consummation of such Change in Control the Milestone Event set forth in Section 3.6(a)(iii) shall be deemed to have occurred if such Milestone Event shall not have previously occurred (it being understood that such Change in Control may result in the occurrence of more than one of the events as provided in clauses (i), (ii) and (iii)); provided, however, that, in each case of clauses (i), (ii) and (iii), the applicable Earnout Shares shall be released to the recipients thereof as of immediately prior to the Change in Control, and the recipients of such Earnout Shares shall be eligible to participate in such Change in Control transaction with respect to such Earnout Shares.

(d) Parent shall take such actions as are reasonably requested by the Earnout Recipients to evidence the issuances pursuant to this Section 3.6, including through the provision of an updated stock ledger showing such issuances (as certified by an officer of Parent responsible for maintaining such ledger or the applicable registrar or transfer agent of Parent).

(e) In the event Parent shall at any time during the Earnout Period pay any dividend on Parent Common Stock by the issuance of additional shares of Parent Common Stock, or effect a subdivision or combination or consolidation of the outstanding Parent Common Stock (by reclassification or otherwise) into a greater or lesser number of shares of Parent Common Stock, then in each such case, (i) the number of Earnout Shares shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Parent Common Stock (including any other shares so reclassified as Parent Common Stock) outstanding immediately after such event and the denominator of which is the number of shares of Parent Common Stock that were outstanding immediately prior to such event, and (ii) the dollar values set forth in Sections 3.6(a)(i)-(a)(iii) and Sections 3.6(c)(i)-(c)(iii) above shall be appropriately adjusted to provide to such Earnout Recipients the same economic effect as contemplated by this Agreement prior to such event.

(f) During the Earnout Period, Parent shall take all commercially reasonable efforts for Parent to remain listed as a public company on, and for the Parent Common Stock to be tradable over, Nasdaq; provided, however, that the foregoing shall not limit Parent from consummating a Change in Control or entering into a Contract that contemplates a Change in Control. Upon the consummation of any Change in Control during the Earnout Period, other than as set forth in Section 3.6(c), Parent shall have no further obligations pursuant to this Section 3.6(f).

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(g) Except with respect to any amounts treated as imputed interest under Section 483 of the Code, any issuance of shares of Earnout Shares pursuant to this Section 3.6 shall be treated as an adjustment to the merger consideration by the parties for Tax purposes, unless otherwise required by a change in applicable Tax Law. Any Earnout Share that is issued pursuant to this Section 3.6 will be treated as eligible for non-recognition treatment under Section 354 of the Code (and will not be treated as “other property” within the meaning of Section 356 of the Code).

3.7 Adjustment. The Merger Consideration Shares and Closing Exchange Ratio shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend, recapitalization, reclassification, combination, exchange of shares or other like change with respect to shares of Parent Common Stock occurring prior to the date the Merger Consideration Shares are issued.

3.8 No Fractional Shares. No fractional shares of Parent Common Stock, or certificates or scrip representing fractional shares of Parent Common Stock, will be issued upon the conversion of the Company Common Stock pursuant to the Merger, and such fractional share interests will not entitle the owner thereof to vote or to any rights of a stockholder of Parent. After aggregating all shares of Company Common Stock represented by all Company Stock Certificates and book-entry shares delivered by a holder thereof, any fractional share of Parent Common Stock will be rounded up or down to the nearest whole number of shares of Parent Common Stock.

3.9 Withholding. Parent and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as may be required to be deducted or withheld with respect to the making of such payment under the Code, or under any provision of state, local or non-U.S. Tax Law. To the extent that amounts are so deducted and withheld and paid over to the appropriate Taxing Authorities, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Notwithstanding the foregoing, Parent and the Surviving Corporation shall provide notice of any withholding that either intends to make (or cause to be made) in connection with consideration payable or otherwise deliverable pursuant to this Agreement (other than any withholding required in connection with amounts properly treated as compensation for applicable Tax purposes) at least five (5) days prior to the date of the relevant payment and shall use commercially reasonable efforts to reduce or eliminate any such withholding, including providing recipients of consideration a reasonable opportunity to provide documentation establishing exemptions from or reductions of such withholdings.

3.10 Lost or Destroyed Certificates. Notwithstanding the foregoing, if any Company Stock Certificate, shall have been lost, stolen or destroyed, then upon the making of a customary affidavit of that fact by the Person claiming such Company Stock Certificate to be lost, stolen or destroyed in a form reasonably acceptable to Parent, the Exchange Agent shall issue, in exchange for such lost, stolen or destroyed Company Stock Certificate, the portion of the Merger Consideration Shares to be paid in respect of the shares of Company Common Stock formerly represented by such Company Stock Certificate as contemplated under this ARTICLE III.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the disclosure schedules delivered by the Company to Parent prior to the execution of this Agreement (with specific reference to the particular section or subsection of this Agreement to which the information set forth in such disclosure letter relates (which qualify (a) the correspondingly numbered representation, warranty or covenant specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on its face or cross-referenced), the Company hereby represents and warrants to Parent as follows:

4.1 Corporate Existence and Power. The Company and each other member of the Company Group is a corporation or legal entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize that concept) under the laws of its jurisdiction of its incorporation or formation, as the case may be. The Company and each other member of the Company Group has all requisite power and authority, corporate and otherwise, to own, lease or otherwise hold and operate its properties and other assets and to carry on the Business as currently conducted. The Company and each other member of the Company Group is duly licensed or qualified to do business and is in good standing (with respect to jurisdictions that recognize that concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties or other assets makes such qualification, licensing or good standing necessary, except where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect in respect of the

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Company Group. The Company and each other member of the Company Group has offices located only at the addresses set forth on Schedule 4.1. The Company has made available to Parent, prior to the date of this Agreement, complete and accurate copies of the Company Certificate of Incorporation and the Company’s Bylaws, and the comparable organizational or constitutive documents of each of its Subsidiaries, in each case as amended to the date hereof. The Company Certificate of Incorporation, the Company’s Bylaws and the comparable organizational or constitutive documents of the Company’s Subsidiaries so delivered are in full force and effect. The Company is not in violation of the Company Certificate or Company’s Bylaws and each of its Subsidiaries is not in violation of its respective comparable organizational or constitutive documents.

4.2 Authorization.

(a) The Company has all requisite corporate power and authority to execute and deliver this Agreement and the Additional Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby, in the case of the Merger, subject to receipt of the Company Stockholder Approval. The execution and delivery by the Company of this Agreement and the Additional Agreements to which it is a party and the consummation by the Company of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of the Company. No other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the Additional Agreements to which it is a party or to consummate the transactions contemplated by this Agreement (other than, in the case of the Merger, the receipt of the Company Stockholder Approval) or the Additional Agreements. This Agreement and the Additional Agreements to which the Company is a party have been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of the other parties hereto and thereto, this Agreement and the Additional Agreements to which the Company is a party constitute a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws affecting the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”).

(b) By resolutions duly adopted (and not thereafter modified or rescinded) by the requisite vote of the Board of Directors of the Company, the Board of Directors of the Company has (i) approved the execution, delivery and performance by the Company of this Agreement, the Additional Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby, including the Merger, on the terms and subject to the conditions set forth herein and therein; (ii) determined that this Agreement, the Additional Agreements to which it is a party, and the transactions contemplated hereby and thereby, upon the terms and subject to the conditions set forth herein, are advisable and in the best interests of the Company and the Company Stockholders; (iii) directed that the adoption of this Agreement be submitted to the Company Stockholders for consideration and recommended that all of the Company Stockholders adopt this Agreement. The affirmative vote or written consent of Persons holding a majority of the voting power of the shares of Company Common Stock entitled to vote thereon to adopt this Agreement (the “Company Stockholder Approval”) is the only vote or consent of any of the holders of Company Common Stock or any other class or series of capital stock of the Company that is necessary to adopt this Agreement and approve the Merger and the consummation of the other transactions contemplated hereby.

4.3 Governmental Authorization. None of the execution, delivery or performance by the Company of this Agreement or any Additional Agreement to which the Company is or will be a party, or the consummation of the transactions contemplated hereby or thereby, requires any consent, approval, license, Order or other action by or in respect of, or registration, declaration or filing with, any Authority, except for (a) the filing of a premerger notification and report form by the Company under the HSR Act and the termination of the waiting period required thereunder and (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL.

4.4 Non-Contravention. None of the execution, delivery or performance by the Company of this Agreement or any Additional Agreement to which the Company is or will be a party or the consummation by the Company of the transactions contemplated hereby and thereby does or will (a) contravene or conflict with the Company Certificate of Incorporation or the Company’s Bylaws or the organizational or constitutive documents of any other member of the Company Group, (b) contravene or conflict with or constitute a violation of any provision of any Law or Order binding upon or applicable to any member of the Company Group or to any of their respective properties, rights or assets, (c) except for the Contracts listed on Schedule 4.8 requiring Company Consents (but only as to the need to obtain such Company Consents), (i) require consent, approval or waiver under, (ii) constitute a default under or breach of (with or without the giving of notice or the passage of time or both), (iii) violate, (iv) give rise to any right of termination,

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cancellation, amendment or acceleration of any right or obligation of the Company Group or to a loss of any material benefit to which any member of the Company Group is entitled, in the case of each of clauses (i) – (iv), under any provision of any Permit, Contract or other instrument or obligations binding upon any member of the Company Group or any of their respective properties, rights or assets, (d) result in the creation or imposition of any Lien (except for Permitted Liens) on any of the Company Group’s properties, rights or assets, or (e) require any consent, approval or waiver from any Person pursuant to any provision of the Company Certificate of Incorporation or Bylaws of the Company or the organizational or constitutive documents of any other member of the Company Group, except for such consent, approval or waiver which shall be obtained (and a copy provided to Parent) prior to the Closing.

4.5 Capitalization.

(a) The authorized capital stock of the Company consists of 150,000,000 shares of Company Class A Common Stock, par value $0.0001 per share, and 100,000,000 shares of Company Class F Common Stock, par value $0.0001 per share, of which 14,061,958 shares of Company Class A Common Stock and 89,285,591 shares of Company Class F Common Stock are issued and outstanding as of the date of this Agreement. As of the date hereof, there are 28,313,664 shares of Company Common Stock reserved for issuance under the Equity Incentive Plan for outstanding unexercised Company Options. No other shares of capital stock or other voting securities of the Company are authorized or reserved for issuance or, other than issuances of Company Common Stock after the date hereof (1) in connection with exercises of Company Options outstanding as of the date hereof or (2) as set forth on Schedule 4.5(a), issued or outstanding. All issued and outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid and non-assessable and were issued in compliance with all applicable Laws (including any applicable securities laws) and in compliance with the Company Certificate of Incorporation and the Company’s Bylaws. No shares of Company Common Stock are subject to or were issued in violation of any purchase option, right of first refusal, preemptive right, subscription right or any similar right (including under any provision of the DGCL, the Company Certificate of Incorporation or any Contract to which the Company is a party or by which the Company or any of its properties, rights or assets are bound). As of the date of this Agreement, all outstanding shares of Company Common Stock are owned of record by the Persons set forth on Schedule 4.5(a) in the amounts set forth opposite their respective names. Schedule 4.5(a) contains a complete and correct list of each Company Option outstanding as of the date of this Agreement, the holder thereof, the number of shares of Company Common Stock issuable thereunder or otherwise subject thereto, the grant date thereof and the exercise price and expiration date thereof.

(b) Except for the Company Options, there are no (i) outstanding warrants, options, agreements, convertible securities, performance units or other commitments or instruments pursuant to which the Company is or may become obligated to issue or sell any of its shares of Company Common Stock or other securities, (ii) outstanding obligations of the Company to repurchase, redeem or otherwise acquire outstanding capital stock of the Company or any securities convertible into or exchangeable for any shares of capital stock of the Company, (iii) treasury shares of capital stock of the Company, (iv) bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company may vote, are issued or outstanding, (v) preemptive or similar rights to purchase or otherwise acquire shares or other securities of the Company (including pursuant to any provision of Law, the Company Certificate of Incorporation or any Contract to which the Company is a party), or (vi) Liens (including any right of first refusal, right of first offer, proxy, voting trust, voting agreement or similar arrangement) with respect to the sale or voting of shares or securities of the Company (whether outstanding or issuable). There are no issued, outstanding or authorized stock appreciation, phantom stock or similar rights with respect to the Company.

(c) Each Company Option (i) was granted in compliance in all material respects with (A) all applicable Laws and (B) all of the terms and conditions of the Equity Incentive Plans pursuant to which it was issued, (ii) has an exercise price per share of Company Class A Common Stock equal to or greater than the fair market value of such share at the close of business on the date of such grant, and (iii) has a grant date identical to the date on which the Board of Directors of the Company or compensation committee actually awarded such Company Option.

4.6 Corporate Records. All proceedings occurring since January 2, 2019 of the Board of Directors of the Company, including all committees thereof, and of the Company Stockholders, and all consents to actions taken thereby, are accurately reflected in the minutes and records contained in the corporate minute books of the Company and made available to Parent. The stockholder ledger of the Company is true, correct and complete.

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4.7 Subsidiaries. Schedule 4.7 lists each Subsidiary of the Company (including its jurisdiction of incorporation or formation). All the issued and outstanding shares of capital stock of, or other equity interests in, each Subsidiary of the Company have been validly issued and are fully paid and non-assessable and are owned directly or indirectly by the Company free and clear of all Liens. Except for the Subsidiaries of the Company, the Company does not own, directly or indirectly, as of the date hereof, (a) any capital stock of, or other voting securities or other equity or voting interests in, any Person or (b) any other interest or participation that confers on the Company or any Subsidiary of the Company the right to receive (i) a share of the profits and losses of, or distributions of assets of, any other Person or (ii) any economic benefit or right similar to, or derived from, the economic benefits and rights occurring to holders of capital stock of any other Person. The Company and its Subsidiaries (x) have fully and formally closed and dissolved up any and all of its Subsidiaries, and ceased all of its operations, in the People’s Republic of China (the “PRC”), without incurring any additional material liabilities, debts or obligations of any nature (whether accrued, fixed or contingent, liquidated or unliquidated, asserted or unasserted or otherwise) as a result thereof, except as already set forth on Schedule 4.9(b), (y) have no employees in the PRC (for the avoidance of doubt, non-employee consultants shall not be considered as employees in the PRC), and (z) have no equity investments in any entity organized under the laws of the PRC.

4.8 Consents. The Contracts listed on Schedule 4.8 are the only Contracts requiring a consent, approval, authorization, order or other action of or filing with any Person as a result of the execution, delivery and performance of this Agreement or any Additional Agreement to which the Company is or will be a party or the consummation of the transactions contemplated hereby or thereby (each of the foregoing, a “Company Consent”).

4.9 Financial Statements.

(a) The Company Group has delivered to Parent (a) the audited consolidated balance sheets of the Company, and the related statements of operations, changes in stockholders’ equity and cash flows, for the fiscal years ended December 31, 2020 and December 31, 2019 including the notes thereto (collectively, the “Annual Financial Statements”), and (b) the unaudited consolidated balance sheet of the Company as of September 30, 2021 and September 30, 2020 and the related statements of operations, changes in stockholders’ equity and cash flows for the three-month periods ended September 30, 2021 and September 30, 2020 (collectively, the “Unaudited Financial Statements” and, together with the Annual Financial Statements, the “Company Financial Statements”). The Company Financial Statements have been prepared in conformity with U.S. GAAP applied on a consistent basis and in accordance with the requirements of the Public Company Accounting Oversight Board for public companies. The Company Financial Statements fairly present, in all material respects, the financial position of the Company as of the dates thereof and the results of operations of the Company for the periods reflected therein subject, in the case of the Unaudited Financial Statements, to normal audit adjustments and the absence of notes thereto. The Company Financial Statements were prepared from the Books and Records of the Company Group in all material respects. Since the Balance Sheet Date, except as required by applicable Law or U.S. GAAP, there has been no change in any accounting principle, procedure or practice followed by the Company or in the method of applying any such principle, procedure or practice.

(b) Except: (i) as specifically disclosed, reflected or fully reserved against on the Balance Sheet; (ii) for liabilities and obligations incurred in the ordinary course of business consistent with past practices since the Balance Sheet Date; (iii) for liabilities that are executory obligations arising under Contracts to which a member of the Company Group is a party (none of which, with respect to the liabilities described in clause (ii) and this clause (iii) results from, arises out of, or relates to any breach or violation of, or default under, a Contract or applicable Law); (iv) for expenses incurred in connection with the negotiation, execution and performance of this Agreement, any Additional Agreement or any of the transactions contemplated hereby or thereby; and (v) for liabilities set forth on Schedule 4.9(b), the Company Group does not have any material liabilities, debts or obligations of any nature (whether accrued, fixed or contingent, liquidated or unliquidated, asserted or unasserted or otherwise).

(c) Except as set forth on Schedule 4.9(c), the Company Group does not have any Indebtedness.

(d) Except as may be specifically disclosed in the Company Financial Statements, since December 31, 2021 through the date hereof, the Company has not incurred any material losses in excess of $100,000 arising from its proprietary desk trading activities.

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4.10 Books and Records. The Books and Records of the Company and the other members of the Company Group accurately and fairly, in reasonable detail, reflect the transactions and dispositions of assets of and the providing of services by the Company Group. The Books and Records of the Company and the other members of the Company Group have been maintained, in all material respects in accordance with reasonable business practices.

4.11 Internal Accounting Controls. The Company Group has established a system of internal accounting controls sufficient to provide reasonable assurance that: (a) transactions are executed in accordance with management’s general or specific authorizations; (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. GAAP, and the Company Group’s historical practices and to maintain asset accountability; (c) access to assets is permitted only in accordance with management’s general or specific authorization; and (d) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

4.12 Absence of Certain Changes. From the Balance Sheet Date until the date of this Agreement, except as set forth on Schedule 4.12, (a) the Company and each other member of the Company Group have conducted their respective businesses in the ordinary course and in a manner consistent with past practices; (b) there has not been any Material Adverse Effect in respect of the Company Group; and (c) neither the Company nor any other member of the Company Group has taken any action that, if taken after the date of this Agreement and prior to the consummation of the Merger, would require the consent of Parent pursuant to Section 6.1 and Parent has not given consent.

4.13 Properties; Title to the Company’s Assets.

(a) All items of Tangible Personal Property are in good operating condition and repair and function in accordance with their intended uses (ordinary wear and tear excepted), have been properly maintained and are suitable for their present uses and meet all specifications and warranty requirements with respect thereto. All of the Tangible Personal Property is located at the offices or properties of the Company or any other member of the Company Group.

(b) The Company or a Subsidiary has good, valid and marketable title in and to, or in the case of the Lease and the assets which are leased or licensed pursuant to Contracts, a valid leasehold interest or license in or a right to use all of the tangible assets reflected on the Balance Sheet. Except as set forth on Schedule 4.13(b), no such tangible asset is subject to any Lien other than Permitted Liens. The Company Group’s assets constitute all of the rights, properties, and assets of any kind or description whatsoever, including goodwill, necessary for the Company Group to operate the Business immediately after the Closing in substantially the same manner as the Business is currently being conducted.

4.14 Litigation. Except as set forth on Schedule 4.14, there is no Action pending or, to the Knowledge of the Company, threatened against or affecting any member of the Company Group, any of the officers or directors of any member of the Company Group, the Business, any of the Company Group’s rights, properties or assets or any Contract before any Authority or which, as of the date hereof, in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement or any Additional Agreement and there are no outstanding judgments against any member of the Company Group or any of its respective rights, properties or assets. No member of the Company Group or any of its respective rights, properties or assets is, nor has been since January 2, 2019, subject to any Action by any Authority.

4.15 Contracts.

(a) Schedule 4.15(a) sets forth a complete and correct list, as of the date of this Agreement, of all of the following Contracts as amended to date which are currently in effect (collectively, “Material Contracts”):

(i) all Contracts that require annual payments or expenses incurred by, or annual payments or income to, the Company Group of $250,000 or more (other than standard purchase and sale orders entered into in the ordinary course of business consistent with past practices);

(ii) all sales, advertising, agency, lobbying, broker, sales promotion, market research, marketing or similar Contracts;

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(iii) each Contract with any current officer, director, employee or consultant of any member of the Company Group, under which the Company Group (A) has continuing obligations for payment of an annual compensation of at least $250,000, and which is not terminable for any reason or no reason upon reasonable notice without payment of any penalty, severance or other obligation; (B) has severance or post-termination obligations to such Person (other than COBRA obligations); or (C) has an obligation to make a payment upon consummation of the transactions contemplated by this Agreement or any Additional Agreement or as a result of a change of control of the Company;

(iv) all Contracts creating a joint venture, strategic alliance, limited liability company or partnership arrangement to which the Company Group is a party;

(v) all Contracts relating to any acquisitions or dispositions of material assets by the Company Group (other than acquisitions or dispositions of inventory in the ordinary course of business consistent with past practices) in excess of $250,000;

(vi) all IP Contracts, separately identifying all such IP Contracts under which any member of the Company Group is obligated to pay royalties thereunder and all such IP Contracts under which any member of the Company Group is entitled to receive royalties thereunder;

(vii) all Contracts limiting the freedom of any member of the Company Group to compete in any line of business or industry, with any Person or in any geographic area;

(viii) all Contracts providing for guarantees, indemnification arrangements and other hold harmless arrangements made or provided by any member of the Company Group, including all ongoing agreements for repair, warranty, maintenance, service, indemnification or similar obligations, other than Standard Contracts;

(ix) all Contracts with or pertaining to the Company Group to which any Affiliate of the Company Group is a party, other than any Contracts for less than $50,000 or relating to such Affiliate’s status as a Company Securityholder;

(x) all Contracts relating to property or assets (whether real or personal, tangible or intangible) in which any member of the Company Group holds a leasehold interest (including the Lease) and which involve payments to the lessor thereunder in excess of $250,000 per year;

(xi) all Contracts creating or otherwise relating to outstanding Indebtedness (other than intercompany Indebtedness), except any such Contract with an aggregate outstanding principal amount not exceeding $250,000;

(xii) all Contracts relating to the voting or control of the equity interests of any member of the Company Group or the election of directors of any member of the Company Group (other than the organizational or constitutive documents of any member of the Company Group);

(xiii) all Contracts not cancellable by the Company Group with no more than sixty (60) days’ notice if the effect of such cancellation would result in monetary penalty to the Company Group in excess of $250,000 per the terms of such contract;

(xiv) all Contracts that may be terminated, or the provisions of which may be altered, as a result of the consummation of the transactions contemplated by this Agreement or any Additional Agreement;

(xv) all Contracts under which any of the benefits, compensation or payments (or the vesting thereof) will be increased or accelerated by the consummation of the transactions contemplated by this Agreement or any Additional Agreement, or the amount or value thereof will be calculated on the basis of, the transactions contemplated by this Agreement or any Additional Agreement; and

(xvi) all collective bargaining agreements or other agreement with a labor union or labor organization.

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(b) Each Material Contract is (i) a valid and binding agreement, (ii) in full force and effect and (iii) enforceable by and against the Company or its Subsidiary and each counterparty that is party thereto, subject, in the case of this clause (iii), to the Enforceability Exceptions. Neither the Company Group nor, to the Company’s Knowledge, any other party to a Material Contract is in material breach or default (whether with or without the passage of time or the giving of notice or both) under the terms of any such Material Contract. The Company Group has not assigned, delegated or otherwise transferred any of its rights or obligations under any Material Contract or granted any power of attorney with respect thereto (other than, in each case, to another member of the Company Group).

(c) The Company Group is in compliance in all material respects with all covenants, including all financial covenants, in all notes, indentures, bonds and other instruments or Contracts establishing or evidencing any Indebtedness. The consummation and closing of the transactions contemplated by this Agreement shall not cause or result in an event of default under any instruments or Contracts establishing or evidencing any Indebtedness.

4.16 Licenses and Permits. Schedule 4.16 sets forth a complete and correct list of each material Permit, together with the name of the Authority issuing the same. Such Permits are valid and in full force and effect, and none of the Permits will be terminated or impaired or become terminable as a result of the transactions contemplated by this Agreement or any Additional Agreement. The Company Group has all Permits necessary to operate the Business, and each of the Permits is in full force and effect. The Company Group is not in material breach or violation of, or material default under, any such Permit, and, to the Company Group’s Knowledge, no basis (including the execution of this Agreement and the other Additional Agreements to which the Company is a party and the consummation of the transactions contemplated by this Agreement or any Additional Agreement) exists which, with notice or lapse of time or both, would reasonably constitute any such breach, violation or default or give any Authority grounds to suspend, revoke or terminate any such Permit. The Company has not received any written (or, to the Company’s Knowledge, oral) notice from any Authority regarding any material violation of any Permit. There has not been and there is not any pending or, to the Company Group’s Knowledge, threatened Action, investigation or disciplinary proceeding by or from any Authority against the Company involving any Permit, and the Company Group has not received any written communications from any Authority notifying the Company of a Permit it does not currently possess, or has not applied for, that is required in connection with the Company’s operation of the Business.

4.17 Compliance with Laws.

(a) Neither the Company Group nor, to the Knowledge of the Company, any Representative or other Person acting on behalf of the Company Group, is in violation in any material respect of, and, since January 2, 2019, no such Person has failed to be in compliance in all material respects with, all applicable Laws and Orders. Since January 2, 2019, (i) no event has occurred or circumstance exists that (with or without notice or due to lapse of time) would reasonably constitute or result in a violation by any member of the Company Group of, or failure on the part of any member of the Company Group to comply with, or any liability suffered or incurred by any member of the Company Group in respect of any violation of or material noncompliance with, any Laws, Orders or policies by Authority that are or were applicable to it or the conduct or operation of its business or the ownership or use of any of its assets and (ii) no Action by any Authority or other adversarial litigant is pending, or to the Knowledge of the Company Group, threatened, alleging any such violation or noncompliance by a member of the Company Group. Since January 2, 2019, the Company Group has not been threatened in writing or, to the Company Group’s Knowledge, orally to be charged with, or given written or, to the Company Group’s Knowledge, oral notice of any violation of any Law or any judgment, order or decree entered by any Authority. Without limiting the generality of the foregoing, the Company Group is, and since January 2, 2019 has been, in compliance in all material respects with: (i) every Law applicable to the Company Group due to the specific nature of the Business, including Data Protection Laws; (ii) the Foreign Corrupt Practices Act of 1977 (the “Foreign Corrupt Practices Act”) and any comparable or similar Law of any jurisdiction applicable to any member of the Company Group; and (iii) every Law regulating or covering conduct in the workplace, including regarding sexual harassment or, on any legally impermissible basis, a hostile work environment. Since January 2, 2019, the Company Group has not been threatened or charged in writing (or to the Company’s Knowledge, orally) with or given written (or to the Company’s Knowledge, oral) notice of any violation of any Data Protection Law, the Foreign Corrupt Practices Act or any other Law referred to in or generally described in foregoing sentence by any Authority and, to the Company Group’s Knowledge, the Company Group is not under any investigations with respect to any such Law.

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(b) Neither the Company Group nor, to the Knowledge of the Company Group, any Representative or other Person acting on behalf of the Company Group (or such Representative’s or other Person’s immediate family) is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department.

4.18 Intellectual Property.

(a) The Company Group is the sole and exclusive owner of each item of Company Owned IP, free and clear of any Liens (except for Permitted Liens). To the Knowledge of the Company, the Company Group is the sole and exclusive licensee of each item of Company Exclusively Licensed IP, free and clear of any Liens. The Company Group has a valid right to use the Company Licensed IP as currently used.

(b) Schedule 4.18(b) sets forth a complete and correct list of all (i) Registered Owned IP; (ii) unregistered material Trademarks constituting Company Owned IP; (iii) Domain Names constituting Company Owned IP; and (iv) all social media handles constituting Company Owned IP; accurately specifying as to each of the foregoing, as applicable: (A) the filing number, issuance or registration number, or other identify details; (B) the owner and nature of the ownership; and (C) the jurisdictions by or in which such Registered Owned IP has been issued, registered, or in which an application for such issuance or registration has been filed.

(c) All Registered Owned IP is subsisting and valid and enforceable. All Registered Exclusively Licensed IP All Registered Owned IP is subsisting and to the Knowledge of the Company valid and enforceable. All Persons (including members of the Company Group) have, in connection with the prosecution of all Patents before the United States Patent and Trademark Office and other similar offices in other jurisdictions complied with the applicable obligations of candor owed to the United States Patent and Trademark Office and such other offices. Since January 2, 2019, no Registered Owned IP is or has been involved in any interference, opposition, reissue, reexamination, revocation or equivalent proceeding, and no such proceeding has been threatened in writing with respect thereto. Since January 2, 2019, there have been no claims filed, served or threatened in writing, or to the Knowledge of the Company orally threatened, against the Company contesting the validity, use, ownership, enforceability, patentability, registrability, or scope of any Registered Owned IP. All registration, maintenance and renewal fees currently due in the next ninety (90) days in connection with any Registered Owned IP have been paid and all documents, recordations and certificates in connection therewith have been filed with the authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of prosecuting, maintaining and perfecting such rights and recording the Company Group’s ownership or interests therein.

(d) To the Knowledge of the Company, the operation of the Business as currently conducted and as conducted since January 2, 2019 do not conflict with, infringe, misappropriate or otherwise violate any Intellectual Property Right of any third Person. Since January 2, 2019, there have been no claims filed, served or threatened in writing, or to the Knowledge of the Company orally threatened, against the Company alleging any conflict with, infringement, misappropriation, or other violation of any Intellectual Property of a third Person (including any unsolicited written offers to license any such Intellectual Property). There are no Actions pending that involving a claim against a member of the Company Group by a third Person alleging infringement or misappropriation of such third Person’s Intellectual Property. To the Knowledge of the Company, since January 2, 2019 no third Person has conflicted with, infringed, misappropriated, or otherwise violated any Company IP.

(e) Since January 2, 2019 no member of the Company Group has filed, served, or threatened a third Person with any claims alleging any conflict with, infringement, misappropriation, or other violation of any Company IP. There are no Actions pending that involving a claim against a third Person by a member of the Company Group alleging infringement or misappropriation of Company IP. The Company Group is not subject to any Order that adversely restricts the use, transfer, registration or licensing of any such Intellectual Property by the Company Group.

(f) Except as disclosed on Schedule 4.18(f), each employee, agent, consultant, and contractor who has contributed to or participated in the creation or development of any material Intellectual Property on behalf of the Company Group or any predecessor in interest thereto has executed a form of proprietary information and/or inventions agreement or similar written Contract with the Company Group under which such Person: (i) has assigned all right, title and interest in and to such Intellectual Property to the Company Group (or such predecessor in interest, as applicable); and (ii) is obligated to maintain the confidentiality of the Company Group’s confidential information both during and after the term of such Person’s employment or engagement. To the extent any such proprietary information and/or inventions agreement or other similar written Contract permitted such employee, agent, consultant, and contractor to exclude from the scope of such agreement or Contract any Intellectual Property in existence prior to

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the date of the employment or relationship, no such employee, agent, consultant, and contractor excluded Intellectual Property that was related to the Business of the Company Group. To the Knowledge of the Company, no employee, agent, consultant or contractor of the Company Group is or has been in violation of any term of any such Contract.

(g) No government funding or facility of a university, college, other educational institution or research center was used in the development of any item of Company Owned IP.

(h) None of the execution, delivery or performance by the Company of this Agreement or any of the Additional Agreements to which the Company is or will be a party or the consummation by the Company of the transactions contemplated hereby or thereby will (i) cause any item of Company Owned IP, or any material item of Company Licensed IP immediately prior to the Closing, to not be owned, licensed or available for use by the Company Group on substantially the same terms and conditions immediately following the Closing or (ii) require any additional payment obligations by the Company Group in order to use or exploit any other such Intellectual Property to the same extent as the Company Group was permitted immediately before the Closing.

(i) Except with respect to the agreements listed on Schedule 4.18(i), the Company Group is not obligated under any Contract to make any payments by way of royalties, fees, or otherwise to any owner or licensor of, or other claimant to, any Intellectual Property.

(j) The Company Group has exercised reasonable efforts necessary to maintain, protect and enforce the confidentiality of all Trade Secrets constituting Company Owned IP and all other material Confidential Information. No Company IP is subject to any technology or source code escrow arrangement or obligation. No person other than the Company Group and their employees and contractors (i) has a right to access or possess any source code of the Software constituting the Company Owned IP, or (ii) will be entitled to obtain access to or possession of such source code as a result of the execution, delivery and performance of by the Company of this Agreement. The Company Group is in actual possession of the source code of any Software constituting Company Owned.

(k) The Company Group has a privacy policy regarding the collection, use or disclosure of data in connection with the operation of the business as currently conducted (the “Privacy Policy”) that is made available to all visitors to the Sites prior to the collection of any data in the possession, custody, or control, or otherwise held or processed by, or on behalf of the Company Group. For purposes of this subsection (m), “Sites” shall mean, any websites or applications made available to the general public provided by or on behalf of the Company Group. The Privacy Policy accurately describes the Company Group’s data collection, disclosure and use practices, complies with all Laws, and is consistent with good industry practice and. None of the marketing materials and/or advertisements made, or provided by, or on behalf of the Company Group have been inaccurate in a material way, misleading in a material way, unfair or deceptive in violation of applicable Laws.

(l) In connection with its Processing of any Personal Information, the Company is and has been in compliance with all applicable Laws, including without limitation all Data Privacy Laws and Laws related to data loss, theft, and security breach notification obligations, and, to the Knowledge of the Company, there has been no unauthorized disclosure of any Personal Information for which the Company would be required to make a report to a governmental authority, a data subject, or any other Person. In addition, the Company Group has in place and since January 2, 2019 has had in place commercially reasonable policies (including the Privacy Policy and any other internal and external privacy policies), rules, and procedures regarding the Company’s collection, use, disclosure, disposal, dissemination, storage, protection and other Processing of Personal Information. The Company Group has complied in all respects with such privacy policies, rules, and procedures in connection with any collection, use, or disclosure by the Company Group of any Personal Information of any Person. The Company Group has not be subject to, and, to the Knowledge of the Company, there are no, complaints to or audits, proceedings, investigations or claims pending against the Company Group by any Authority, or by any Person, in respect of the collection, use, storage disclosure or other Processing of Personal Information. The Company (i) has implemented commercially reasonable physical, technical, organization and administrative security measures and policies designed to protect all Personal Information of any Person accessed, Processed or maintained by the Company from unauthorized physical or virtual access, use, modification, acquisition, disclosure or other misuse, and (ii) requires by written contract all material third party providers and other persons who have or have had access to Personal Information, or who Process Personal Information on Company’s behalf, to implement, appropriate security programs and policies consistent with the Data Protection Laws. Without limiting the generality of the foregoing, since January 2, 2019, to the Knowledge of the Company, the Company Group has not experienced any material loss, damage or unauthorized access, use, disclosure or modification, or breach of security of Personal Information maintained by or on behalf of the Company Group (including by any agent, subcontractor or vendor of the Company Group).

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(m) The Software that constitutes Company Owned IP and all Software that is used by the Company Group is, to the Knowledge of the Company, free of all viruses, worms, Trojan horses and other material known contaminants and does not contain any bugs, errors, or problems of a material nature that would disrupt its operation or have an adverse impact on the operation of other Software. The Company Group has not incorporated Publicly Available Software into the Company Group’s products and services, and the Company Group has not distributed Publicly Available Software as part of the Company Group’s products and services other than as set forth on Schedule 4.18(m) in a manner that subjects, in whole or in part, any Software constituting Company Owned IP to any Copyleft License obligations. The Company Group is in material compliance with all Publicly Available Software license terms applicable to any Publicly Available Software licensed to or used by the Company Group. The Company Group has not received any written (or, to the Knowledge of the Company, oral) notice from any Person that it is in breach of any license with respect to Publicly Available Software.

(n) The Company Group has implemented and maintained (or, where applicable, has required its vendors to maintain), consistent with commercially reasonable and industry practices and in compliance with its contractual obligations to other Persons, reasonable security measures designed to protect, preserve and maintain the performance, security and integrity of all computers, servers, equipment, hardware, networks, Software and systems used, owned, leased or licensed by the Company Group in connection with the operation of the Business (the “Company Information Systems”). There has been no unauthorized access to or use of the Company Information Systems, nor has there been any downtime or unavailability of the Company Information Systems that resulted in a material disruption of the Business. The Company Information Systems are adequate and sufficient (including with respect to working condition and capacity) for the operations of the Business. There has been no failure with respect to any Company Information System that has had a material effect on the operations of the Company Group.

(o) The Company Group is not bound by, and has not agreed in writing to be bound by, any Contract (including any written licensing commitment), bylaw, policy, or rule of any standards-setting organization (including ETSI, 3GPP, 3GPP2, TIA, IEEE, IETF, and ITU-R), university or industry body, consortium, other multi-party special interest group and any other collaborative or other group in which the Company Group is currently participating, or has participated in the past or applied for future participation in, including any of the foregoing that may be organized, funded, sponsored, formed or operated, in whole or in part, by any Authority, in all cases, to the extent related to any Intellectual Property (each a “Standards Setting Body”) that requires or purports to require Company to contribute, disclose or license any Intellectual Property to such Standards Setting Body or its other members, other than the Standards Setting Agreements. Schedule 4.18(o) sets forth a listing of the membership agreements and other Contracts relating to such Standards Bodies, to which Company Group is bound (collectively, “Standards Setting Agreements”). True, complete and correct copies of all Standards Setting Agreements have been delivered to Parent. The Company Group has not made any written Patent disclosures to any Standards Setting Body. The Company Group is in material compliance with all Standards Setting Agreements that relate to Intellectual Property. The Company is not engaged in any material dispute with any Standards Setting Body with respect to any Intellectual Property or with any third Persons with respect to Company Group’s conduct with respect to any Standards Setting Body.

4.19 Accounts Payable; Affiliate Loans.

(a) The accounts payable of the Company Group reflected on the Company Financial Statements, and all accounts payable arising subsequent to the date thereof, arose from bona fide transactions in the ordinary course of business consistent with past practices.

(b) The information set forth on Schedule 4.19(b) separately identifies any and all accounts, receivables or notes of the Company Group which are owed by any Affiliate of the Company Group. Except as set forth on Schedule 4.19(b), the Company Group is not indebted to any of its Affiliates and no Affiliates are indebted to the Company Group.

4.20 Employees; Employment Matters.

(a) Schedule 4.20(a) sets forth a complete and correct list of each of the five (5) highest compensated officers or employees of the Company Group as of the date hereof, setting forth the name, title, current base salary or hourly rate for each such person and total compensation (including bonuses and commissions) paid to each such person for the fiscal years ended December 31, 2020 and 2019.

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(b) The Company Group is not a party to any collective bargaining agreement, and, since January 2, 2019, there has been no activity or proceeding by a labor union or representative thereof to organize any employees of the Company Group. There is no labor strike, material slowdown or material work stoppage or lockout pending or, to the Knowledge of the Company, threatened against the Company Group, and, since January 2, 2019, the Company Group has not experienced any strike, material slowdown, material work stoppage or lockout by or with respect to its employees. To the Knowledge of the Company, the Company Group is not subject to any attempt by any union to represent Company Group employees as a collective bargaining agent.

(c) There are no pending or, to the Knowledge of the Company, threatened Actions against the Company Group under any worker’s compensation policy or long-term disability policy. There is no unfair labor practice charge or complaint pending or, to the Knowledge of the Company, threatened before any applicable Authority relating to employees of the Company Group. Since January 2, 2019, the Company Group has not engaged in, and is not currently contemplating, any location closing, employee layoff, or relocation activities that would trigger the Worker Adjustment Retraining and Notification Act of 1988, as amended, or any similar state or local statute, rule or regulation (collectively, the “WARN Act”).

(d) The Company Group is, and since January 2, 2019 has been, in material compliance in all material respects with all applicable Laws relating to employment of labor, including all applicable Laws relating to wages, hours, overtime, collective bargaining, equal employment opportunity, anti-discrimination, anti-harassment (including, but not limited to sexual harassment), anti-retaliation, immigration, employee leave, disability rights or benefits, employment and reemployment rights of members and veterans of the uniformed services, paid time off/vacation, unemployment insurance, safety and health, workers’ compensation, pay equity, restrictive covenants, child labor, whistleblower rights, classification of employees and independent contractors, meal and rest breaks, business expenses, and the collection and payment of withholding or social security Taxes. Since January 2, 2019, no audits have been conducted, or are currently being conducted, or, to the Knowledge of the Company, are threatened to be conducted by any Authority with respect to applicable Laws regarding employment or labor Laws. No employee of the Company Group has, since January 2, 2019, brought or, to the Knowledge of the Company, threatened to bring a claim for unpaid compensation, including overtime amounts.

(e) The Company Group has complied, in all material respects, with all Laws relating to the verification of identity and employment authorization of individuals employed in the United States, and none of the Company Group currently employs, or since January 2, 2019 has employed, any Person who was not permitted to work in the jurisdiction in which such Person was employed. No audit by any Authority is currently being conducted, pending or, to the Knowledge of the Company, threatened to be conducted in respect to any foreign workers employed by the Company Group. Schedule 4.20(e) sets forth with respect to each individual who is employed by the Company Group pursuant to a visa, (i) the expiration date of such visa and (ii) whether the Company Group has made any attempts to renew such visa.

(f) To the Knowledge of the Company, no key employee or officer of the Company Group is a party to or is bound by any confidentiality agreement, non-competition agreement or other contract (with any Person) that would materially interfere with: (i) the performance by such officer or key employee of any of his or her duties or responsibilities as an officer or employee of the Company Group or (ii) the Company’s business or operations. No key employee or officer of the Company Group has given written notice of their definite intent to terminate their employment with the Company, nor does the Company have any present intention to terminate the employment of any of the foregoing.

(g) Except as set forth on Schedule 4.20(g), the employment of each of the key employees is terminable at will without any penalty or severance obligation on the part of the Company Group. All material sums due for employee compensation and all vacation time owing to any employees of the Company Group, and all fees owing to any independent contractors and consultants, have been duly accrued on the accounting records of the Company Group.

(h) Each current and former employee and officer, and where appropriate, each independent contractor and consultant, of the Company Group who has contributed to or participated in the creation or development of any material Intellectual Property on behalf of the Company Group or any predecessor in interest thereto has executed a form of proprietary information and/or inventions agreement or similar agreement (the “IP Assignment Agreements”). To the Knowledge of the Company, no current or former employees, officers or consultants are or were, as the case may be, in violation thereof. Other than with respect to exclusions previously accepted by the Company

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involving works or inventions unrelated to the business of the Company Group, no current or former employee, officer or consultant of the Company Group has disclosed excluded works or inventions made prior to his or her employment or consulting relationship with the Company Group from his, her or its assignment of inventions pursuant to such employee, officer or consultant’s IP Assignment Agreement. The IP Assignment Agreements of each current and/or former PRC employee and/or officer, and where appropriate, each independent PRC contractor and/or consultant, of the Company Group (the “PRC IP Assignment Agreements”) are set forth on Schedule 4.20(h).

(i) With regard to any individual who performs or performed services for the Company and who is not treated as an employee for Tax purposes by the Company Group, the Company Group has complied in all material respects with applicable Laws concerning independent contractors, including for Tax withholding purposes or Plan purposes, and the Company Group does not have any Liability by reason of any individual who performs or performed services for the Company Group, in any capacity, being improperly excluded from participating in any Plan. Each individual engaged by the Company Group as an independent contractor or consultant is, and since January 2, 2019 has been, properly classified by the Company Group as an independent contractor, and the Company Group has not received any notice from any Authority or Person disputing such classification. Each of the employees of the Company Group is, and since January 2, 2019 has been, properly classified by the Company Group as “exempt” or “non-exempt” under applicable Law.

(j) There is no, and since January 2, 2019 there has been no, written notice provided to the Company Group of any claim or litigation relating to, or any complaint or allegation of, discrimination, retaliation, wrongful termination, constructive termination, harassment (including sexual harassment), sexual misconduct, or wage and hour violation against the Company Group; nor there is any pending obligation for the Company Group under any settlement or out-of-court or pre-litigation arrangement relating to such matters or (iii) nor to the Knowledge of the Company, has any such litigation, settlement or other arrangement been threatened.

(k) Since January 2, 2019, the Company Group has investigated all workplace harassment (including sexual harassment), discrimination, retaliation, and workplace violence written claims relating to current and/or former employees of the Company Group or third-parties who interacted with current and/or former employees of the Company Group. With respect to each such written claim with potential merit, the Company Group has taken corrective action. Further, to the Knowledge of the Company, no allegations of sexual harassment have been made to the Company Group against any individual in his or her capacity as director or an employee of the Company Group at a level of Senior Vice President/insert lowest level manager level or above.

(l) As of the date hereof and since January 2, 2019, there have been no audits by any Authority, nor have there been any charges, fines, or penalties, including those pending or threatened, under any applicable federal, state or local occupational safety and health Law and Orders (collectively, “OSHA”) against the Company Group. The Company Group is in compliance in all material respects with OSHA and there are no pending appeals of any Authority’s decision or fines issued in relation to OSHA.

(m) The Company Group has complied with all applicable Laws regarding the COVID-19 pandemic, including all applicable federal, state and local Orders issued by any Authority (whether in the United States or any other jurisdiction) regarding shelters-in-place, or similar Orders in effect as of the date hereof and have taken appropriate precautions regarding its employees. As of the date hereof, all employees of the Company Group who are reasonably able to conduct their duties remotely are working remotely. There have been no, and there are no pending or anticipated layoffs, leaves of absence or terminations of employment in respect to the employees of the Company as a result of the COVID-19 pandemic. The Company Group has promptly and thoroughly investigated all occupational safety and health complaints, issues, or inquiries related to the COVID-19 pandemic. With respect to each occupational safety and health complaint, issue, or inquiry related to the COVID-19 pandemic, the Company Group has taken prompt corrective action that is reasonably calculated to prevent further spread of COVID-19 within the Company Group’s workplace.

(n) Except as set forth on Schedule 4.20(n), the Company Group has not paid or promised to pay any bonus to any employee in connection with the consummation of the transactions contemplated hereby.

4.21 Withholding. Except as disclosed on Schedule 4.21, all obligations of the Company Group applicable to its employees, whether arising by operation of Law, by Contract, or attributable to payments by the Company Group to trusts or other funds or to any Authority, with respect to unemployment compensation benefits or social security benefits for its employees through the date hereof, have been paid or adequate accruals therefor have been made on

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the Company Financial Statements. Except as disclosed on Schedule 4.21, all reasonably anticipated obligations of the Company Group with respect to such employees (except for those related to wages during the pay period immediately prior to the Closing Date and arising in the ordinary course of business consistent with past practices), whether arising by operation of Law, by contract, by past custom, or otherwise, for salaries and holiday pay, bonuses and other forms of compensation payable to such employees in respect of the services rendered by any of them prior to the date hereof have been or will be paid by the Company Group prior to the Closing Date.

4.22 Employee Benefits.

(a) Schedule 4.22(a) sets forth a complete and correct list of all Plans. With respect to each Plan, the Company has made available to Parent or its counsel a true, complete and correct copy, to the extent applicable, of: (i) each writing constituting a part of such Plan and all amendments thereto, including all plan documents, material employee communications, benefit schedules, trust agreements, and insurance contracts and other funding vehicles; (ii) the most recent annual report on Form 5500 and accompanying schedules; (iii) the current summary plan description and any material modifications thereto; (iv) the most recent annual financial and actuarial reports; (v) the most recent determination or advisory letter received by the Company Group from the Internal Revenue Service regarding the tax-qualified status of such Plan and (vi) the three (3) most recent written results of all required compliance testing.

(b) No Plan is (i) subject to Title IV of ERISA or (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA). None of the Company Group, or any ERISA Affiliate, has withdrawn at any time since January 2, 2019 from any multiemployer plan or incurred any withdrawal liability which remains unsatisfied, and no events have occurred and, to the Knowledge of the Company, no circumstances exist that could reasonably be expected to result in any such liability to the Company Group with respect to any multiemployer plan.

(c) With respect to each Plan that is intended to qualify under Section 401(a) of the Code, such Plan, including its related trust, has received a determination letter (or may rely upon opinion letters in the case of any prototype plans) from the Internal Revenue Service that it is so qualified and that its trust is exempt from Tax under Section 501(a) of the Code, and nothing has occurred with respect to the operation of any such Plan that could cause the loss of such qualification or exemption or the imposition of any material liability, penalty or tax under ERISA or the Code.

(d) There are no pending or, to the Knowledge of the Company, threatened Actions against or relating to the Plans, the assets of any of the trusts under such Plans or the Plan sponsor or the Plan administrator, or against any fiduciary of any Plan with respect to the operation of such Plan (other than routine benefits claims). No Plan is presently under audit or examination (nor has written notice been received of a potential audit or examination) by any Authority.

(e) Each Plan has been established, administered and funded in accordance with its terms and in compliance in all material respects with the applicable provisions of ERISA, the Code and other applicable Laws. All premiums due or payable with respect to insurance policies funding any Plan have been made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the Company Financial Statements.

(f) None of the Plans provide retiree health or life insurance benefits, except as may be required by Section 4980B of the Code, Section 601 of ERISA or any other applicable Law. There has been no violation of the “continuation coverage requirement” of “group health plans” as set forth in Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA with respect to any Plan to which such continuation coverage requirements apply.

(g) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another event) (i) result in any payment becoming due, or increase the amount of any compensation or benefits due, to any current or former employee of the Company Group with respect to any Plan; (ii) increase any benefits otherwise payable under any Plan; or (iii) result in the acceleration of the time of payment or vesting of any such compensation or benefits. No Person is entitled to receive any additional payment (including any tax gross-up or other payment) from the Company Group as a result of the imposition of the excise taxes required by Section 4999 of the Code or any taxes required by Section 409A of the Code.

(h) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another event) result in the payment of any amount that would, individually or in combination with any other such payment, be an “excess parachute payment” within the meaning of Section 280G of the Code.

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(i) Each Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) is in material documentary compliance with, and has been administered in material compliance with Section 409A of the Code.

(j) Each Plan that is subject to the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010 (the “Affordable Care Act”) has been established, maintained and administered in compliance with the requirements of the Affordable Care Act.

(k) All Plans subject to the laws of any jurisdiction outside of the United States (i) if they are intended to qualify for special tax treatment, meet all requirements for such treatment, and (ii) if they are intended to be funded and/or book-reserved, are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions.

4.23 Real Property.

(a) Except as set forth on Schedule 4.23, the Company Group does not own, or otherwise have an interest in, any Real Property, including under any Real Property lease, sublease, space sharing, license or other occupancy agreement. The Leases are the only Contracts pursuant to which the Company Group leases any real property or right in any Real Property. The Company Group has provided to Parent and Merger Sub accurate and complete copies of all Leases. The Company Group has good, valid and subsisting title to its respective leasehold estates in the offices described on Schedule 4.23, free and clear of all Liens. The Company Group has not breached or violated any local zoning ordinance, and no notice from any Person has been received by the Company Group or served upon the Company Group claiming any violation of any local zoning ordinance.

(b) With respect to each Lease: (i) it is valid, binding and enforceable in accordance with its terms and in full force and effect; (ii) all rents and additional rents and other sums, expenses and charges due thereunder have been paid; (iii) the Company Group has been in peaceable possession of the premises leased thereunder since the commencement of the original term thereof; (iv) no waiver, indulgence or postponement of the Company’s obligations thereunder has been granted by the lessor; (v) the Company Group has performed all material obligations imposed on it under such Lease and there exist no default or event of default thereunder by the Company Group or, to the Company’s Knowledge, by any other party thereto; (vi) there exists, to the Company’s Knowledge, no occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any further event or condition, would reasonably be expected to become a default or event of default by the Company Group thereunder; (vii) there are no outstanding claims of breach or indemnification or notice of default or termination thereunder and (viii) the Company Group has not exercised early termination options, if any, under such Lease. The Company Group holds the leasehold estate established under the Leases free and clear of all Liens, except for Liens of mortgagees of the Real Property on which such leasehold estate is located. The Real Property leased by the Company Group is in a state of maintenance and repair in all material respects adequate and suitable for the purposes for which it is presently being used, and there are no material repair or restoration works likely to be required in connection with such leased Real Property. The Company Group is in physical possession and actual and exclusive occupation of the whole of the leased premises, none of which is subleased or assigned to another Person. Each Lease leases all useable square footage of the premises located at each leased Real Property. The Company Group does not owe any brokerage commission with respect to any Real Property. With respect to alterations or improvements made by the Company Group that require restoration by the Company Group upon the expiration or the earlier termination of the applicable Leases in accordance with the terms of such Leases, the cost of the Company Group’s restoration obligations shall not exceed $50,000 in the aggregate.

4.24 Tax Matters. Except as set forth on Schedule 4.24:

(a) (i) The Company Group has duly and timely filed all income and all other material Tax Returns which are required to be filed by or with respect to it, and has paid all Taxes (whether or not shown on such Tax Returns) which have become due; (ii) all such Tax Returns are true, correct and complete and accurate in all material respects; (iii) to the Knowledge of the Company, there is no Action, pending or proposed in writing, with respect to Taxes of the Company Group; (iv) no statute of limitations in respect of the assessment or collection of any Taxes of the Company Group for which a Lien may be imposed on any of the Company Group’s assets has been waived or extended, which waiver or extension is in effect; (v) the Company Group has complied in all respects with all applicable Laws relating to the reporting, payment, collection and withholding of Taxes and has duly and timely withheld or collected, paid over to the applicable Taxing Authority and reported all Taxes (including income, social, security and other payroll Taxes) required to be withheld or collected by the Company Group; (vi) the Company has (A) properly collected all sales

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Taxes required to be collected in the time and manner required by applicable Law and remitted all such sales Taxes to the applicable Taxing authority in the time and in the manner required by applicable Law and (B) properly requested, received and retained all necessary exemption certificates and other documentation supporting any claimed exemption or waiver of Taxes on sales or similar transactions as to which it would otherwise have been obligated to collect or withhold Taxes; (vii) there is no outstanding request for a ruling from any Taxing Authority, request for consent by a Taxing Authority for a change in a method of accounting, subpoena or request for information by any Taxing Authority or agreement with any Taxing Authority with respect to the Company Group; (viii) there is no Lien (other than Permitted Liens) for Taxes upon any of the assets of the Company Group; (ix) no claim has ever been made by a Taxing Authority in a jurisdiction where the Company Group has not paid any Tax or filed Tax Returns, asserting that the Company Group is or may be subject to Tax in such jurisdiction, the Company Group is not nor has it ever been subject to Tax in any country other than the respective countries of incorporation or formation of the Company Group members by virtue of having a permanent establishment or other place of business in that country, and the members of the Company Group are and have always been tax residents solely in their respective countries of incorporation or formation; (x) the Company Group has provided to Parent true, complete and correct copies of all Tax Returns relating to, and all audit reports and correspondence relating to each proposed adjustment, if any, made by any Taxing Authority with respect to, any taxable period ending after December 31, 2017; (xi) the Company Group is not, and has never been, a party to any Tax sharing, Tax indemnity or Tax allocation Contract; (xii) the Company has not been a member of an “affiliated group” within the meaning of Section 1504(a) of the Code filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company); (xiii) the Company has no liability for the Taxes of any other Person: (1) under Treasury Regulation Section 1.1502-6 (or any similar provision of applicable Law), (2) as a transferee or successor or by contract or (3) otherwise by operation of applicable Law; (xiv) to the Knowledge of the Company, no issue has been raised by a Taxing Authority in any prior Action relating to the Company Group with respect to any Tax for any period which, by application of the same or similar principles, could reasonably be expected to result in a proposed Tax deficiency of the Company Group for any other period; (xv) the Company Group has not requested any extension of time within which to file any Tax Return, which Tax Return has since not been filed; (xvi) the Company is not a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; (xvii) the Company has not disclosed on its Tax Returns any Tax reporting position taken in any Tax Return which could result in the imposition of penalties under Section 6662 of the Code (or any comparable provisions of state, local or foreign Law and (xviii) the Company has not been a party to any “reportable transaction” or “listed transaction” as defined in Section 6707A(c) of the Code and Treasury Regulation Section 1.6011-4(b).

(b) The Company Group will not be required to include any item of income or exclude any item of deduction for any taxable period ending after the Closing Date as a result of: (i) the use of, or change in, a method of accounting with respect to any transaction that occurred on or before the Closing Date; (ii) any closing agreement described in Section 7121 of the Code (or similar provision of state, local or foreign Law); (iii) any installment sale or open sale transaction disposition made in a pre-Closing Tax period; (iv) any prepaid amount received in a pre-Closing Tax period; or (v) any intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law).

(c) The unpaid Taxes of the Company Group (i) did not, as of the most recent fiscal month end, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Unaudited Financial Statements and (ii) will not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of the Company in filing its Tax Return.

(d) The Company Group has been in compliance in all respects with all applicable transfer pricing laws and legal requirements.

(e) The Company is not aware of any fact or circumstance that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(f) The Company Group has not deferred the withholding or remittance of any Applicable Taxes related or attributable to any Applicable Wages for any employees of the Company and shall not defer the withholding or remittance any Applicable Taxes related or attributable to Applicable Wages for any employees of the Company up to and through and including Closing Date, notwithstanding Internal Revenue Service Notice 2020-65 (or any comparable regime for state or local Tax purposes).

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4.25 Environmental Laws. The Company Group has materially complied and is in material compliance with all Environmental Laws, and there are no Actions pending or, to the Knowledge of the Company Group, threatened against the Company Group alleging any failure to so comply. The Company Group has not (a) received any notice of any alleged claim, violation of or liability under any Environmental Law nor any claim of potential liability with regard to any Hazardous Material, which has not heretofore been cured or for which there is any remaining liability; (ii) disposed of, emitted, discharged, handled, stored, transported, used or released any Hazardous Material; arranged for the disposal, discharge, storage or release of any Hazardous Material; or exposed any employee or other individual or property to any Hazardous Material so as to give rise to any liability or corrective or remedial obligation under any Environmental Laws; or (iii) entered into any agreement that may require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other Person with respect to liabilities arising out of Environmental Laws or the Hazardous Material Activity, in each case, except as has not had and would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect in respect of the Company Group. There are no Hazardous Materials in, on or under any properties owned, leased or used at any time by the Company Group that could give rise to any liability or corrective or remedial obligation of the Company Group under any Environmental Laws.

4.26 Finders’ Fees. Except for the fees due to Chardan Capital Markets LLC and/or its designees, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Company or any other member the Company Group or any of its respective Affiliates who might be entitled to any fee or commission from the Company, any other member of the Company Group, Merger Sub, Parent or any of its respective Affiliates upon consummation of the transactions contemplated by this Agreement or any of the Additional Agreements.

4.27 Powers of Attorney, Suretyships and Bank Accounts. The Company Group does not have any general or special powers of attorney outstanding (whether as grantor or grantee thereof) or any obligation or liability (whether actual, accrued, accruing, contingent or otherwise) as guarantor, surety, co-signer, endorser, co-maker, indemnitor or otherwise in respect of the obligation of any Person . Schedule 4.27 sets forth, as of the date hereof, a true, complete and correct list of each bank, trust company, savings institution, brokerage firm, mutual fund or other financial institution with which the Company Group has an account or safe deposit box, including the names and identification of all Persons authorized to draw thereon or have access thereto.

4.28 Directors and Officers. Schedule 4.28 sets forth a complete and correct list of all directors and officers of each member of the Company Group.

4.29 Anti-Money Laundering Laws.

(a) The Company Group currently is and, since January 2, 2019, has been, in compliance with applicable Laws in all applicable jurisdictions related to (i) anti-corruption or anti-bribery, including the U.S. Foreign Corrupt Practices Act of 1977, 15 U.S.C. §§ 78dd-1, et seq., and any other equivalent or comparable Laws of other countries (collectively, “Anti-Corruption Laws”), (ii) economic sanctions administered, enacted or enforced by any Authority (collectively, “Sanctions Laws”), (iii) export controls, including the U.S. Export Administration Regulations, 15 C.F.R. §§ 730, et seq., and any other equivalent or comparable Laws of other countries (collectively, “Export Control Laws”), (iv) anti-money laundering, including the Money Laundering Control Act of 1986, 18 U.S.C. §§ 1956, 1957, and any other equivalent or comparable Laws of other countries; (v) anti-boycott regulations, as administered by the U.S. Department of Commerce; and (vi) importation of goods, including Laws administered by the U.S. Customs and Border Protection, Title 19 of the U.S.C. and C.F.R., and any other equivalent or comparable Laws of other countries (collectively, “International Trade Control Laws”).

(b) Neither the Company Group nor, to the Knowledge of the Company, any Representative of the Company Group (acting on behalf of the Company Group), is or is acting under the direction of, on behalf of or for the benefit of a Person that is, (i) the subject of Sanctions Laws or identified on any sanctions or similar lists administered by an Authority, including the U.S. Department of the Treasury’s Specially Designated Nationals List, the U.S. Department of Commerce’s Denied Persons List and Entity List, the U.S. Department of State’s Debarred List, HM Treasury’s Consolidated List of Financial Sanctions Targets and the Investment Bank List, or any similar list enforced by any other relevant Authority, as amended from time to time, or any Person owned or controlled by any of the foregoing (collectively, “Prohibited Party”); (ii) the target of any Sanctions Laws; (iii) located, organized or resident in a country or territory that is, or whose government is, the target of comprehensive trade sanctions under Sanctions Laws, including, as of the date of this Agreement, Crimea, Cuba, Iran, North Korea, Sudan and Syria; or (iv) an officer or employee of any Authority or public international organization, or officer of a political party or

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candidate for political office. Neither the Company Group nor, to the Knowledge of the Company, any Representative of the Company Group (acting on behalf of the Company Group), (A) has participated in any transaction involving a Prohibited Party, or a Person who is the target of any Sanctions Laws, or any country or territory that was during such period or is, or whose government was during such period or is, the target of comprehensive trade sanctions under Sanctions Laws, (B) to the Knowledge of the Company, has exported (including deemed exportation) or re-exported, directly or indirectly, any commodity, software, technology, or services in violation of any applicable Export Control Laws or (C) has participated in any transaction in violation of or connected with any purpose prohibited by Anti-Corruption Laws or any applicable International Trade Control Laws, including support for international terrorism and nuclear, chemical, or biological weapons proliferation.

(c) The Company has not received written notice of, nor, to the Knowledge of the Company, any of its Representatives is or has been the subject of, any investigation, inquiry or enforcement proceedings by any Authority regarding any offense or alleged offense under Anti-Corruption Laws, Sanctions Laws, Export Control Laws or International Trade Control Laws (including by virtue of having made any disclosure relating to any offense or alleged offense) and, to the Knowledge of the Company, there are no circumstances likely to give rise to any such investigation, inquiry or proceeding.

4.30 Insurance. All liability, property, workers’ compensation and other insurance policies currently in effect that insure the property, assets or business of the Company Group or its employees (other than self-obtained insurance policies by such employees) are set forth on Schedule 4.30(a), and such policies are in full force and effect. All premiums with respect to such policies covering all periods up to and including the Closing Date have been or will be paid when due, no notice of cancellation or termination has been received with respect to any such policy which was not replaced on substantially similar terms prior to the date of such cancellation or termination and there is no claim by the Company Group or, to the Company’s Knowledge, any other Person pending under any of such insurance policies as to which coverage has been questioned, denied or disputed by the underwriters or issuers of such policies. There is no existing default or event which, with or without the passage of time or the giving of notice or both, would constitute noncompliance with, or a default under, any such policy or entitle any insurer to terminate or cancel any such policy. Such policies will not in any way be affected by or terminate or lapse by reason of the transactions contemplated by this Agreement or the Additional Agreements. The insurance policies to which the Company Group is a party are sufficient for compliance with all requirements of all Material Contracts to which the Company Group is a party or by which the Company Group is bound, and, in light of the nature of the Company Group’s business, assets and properties, are in amounts and have coverage as are carried by Persons engaged in similar business and having similar assets and properties. Since January 2, 2019, the Company Group has not been refused any insurance with respect to its assets or operations or had its coverage limited by any insurance carrier to which it has applied for any such insurance or with which it has carried insurance. The Company Group does not have any self-insurance arrangements. Except as set forth on Schedule 4.30(b), no fidelity bonds, letters of credit, performance bonds or bid bonds have been issued to or in respect of the Company Group.

4.31 Related Party Transactions. Except as set forth on Schedule 4.31, as contemplated by this Agreement or as provided in the Company Financial Statements, no Affiliate of the Company Group, current or former director, manager, officer or employee of any Person in the Company Group or any immediate family member or Affiliate of any of the foregoing (a) is a party to any Contract, or has otherwise entered into any transaction, understanding or arrangement, with any member of the Company Group, (b) owns any asset, property or right, tangible or intangible, which is used by any member of the Company Group, or (c) is a borrower or lender, as applicable, under any Indebtedness owed by or to any member of the Company Group since January 2, 2019.

4.32 No Trading or Short Position. None of the Company, any other member of the Company Group, or any of their respective managers and officers, members and employees has engaged in any short sale of Parent’s voting stock or any other type of hedging transaction involving Parent’s securities (including, without limitation, depositing shares of Parent’s securities with a brokerage firm where such securities are made available by the broker to other customers of the firm for purposes of hedging or short selling Parent’s securities).

4.33 Not an Investment Company. Neither the Company nor any other member of the Company Group is an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

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4.34 Information Supplied. None of the information supplied or to be supplied by the Company Group expressly for inclusion or incorporation by reference in the filings with the SEC and mailings to Parent’s stockholders with respect to the solicitation of proxies to approve the transactions contemplated by this Agreement and the Additional Agreements, if applicable, will, at the time of the Parent Stockholder Meeting or at the S-4 Effective Date, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (subject to the qualifications and limitations set forth in the materials provided by the Company Group or included in the Parent SEC Documents, the Additional Parent SEC Documents, the SEC Statement or any Other Filing).

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in the Parent SEC Documents filed and publicly available in unredacted form no later than the second day prior to the date of this Agreement (to the extent the qualifying nature of such disclosure is reasonably apparent on its face, other than any risk factor disclosures or other similar cautionary or predictive statements therein; provided that nothing disclosed in any such Parent SEC Document will be deemed to modify or qualify the representations and warranties set forth in Section 5.1 (Corporate Existence and Power), Section 5.2 (Corporate Authorization) and Section 5.7 (Capitalization)), Parent and Merger Sub (each sometimes referred to individually as a “Parent Party” and collectively as the “Parent Parties”) hereby represent and warrant to the Company as follows:

5.1 Corporate Existence and Power. Each Parent Party is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware. Each Parent Party has all requisite power and authority, corporate and otherwise, to own, lease or otherwise hold and operate its properties and other assets and to carry on its business as currently conducted. Each Parent Party is duly licensed or qualified to do business and is in good standing (with respect to jurisdictions that recognize that concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties or other assets makes such qualification, licensing or good standing necessary, except where the failure to be so qualified, licensed or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect in respect of the Parent Parties. Since their organization, the Purchaser Parties have not conducted any business activities other than activities directed toward the accomplishment of a business combination. Except as set forth in their Organizational Documents, there is no agreement, exclusive license or Order binding upon a Parent Party or to which any Parent Party is a party that prohibits or materially restricts any business practice of the Parent Parties, any acquisition of property by the Parent Parties, or the conduct of business by the Parent Parties. Merger Sub does not hold and has not held any material assets or incurred any material liabilities, and has not carried on any business activities other than in connection with the Merger.

5.2 Corporate Authorization. Each of the Parent Parties has all requisite corporate power and authority to execute and deliver this Agreement and the Additional Agreements to which it is a party and to consummate the transactions contemplated hereby and thereby, in the case of the Merger, subject to receipt of the Parent Stockholder Approval. The execution and delivery by each of the Parent Parties of this Agreement and the Additional Agreements to which it is a party and the consummation by each of the Parent Parties of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of such Parent Party. No other corporate proceedings on the part of such Parent Party are necessary to authorize this Agreement or the Additional Agreements to which it is a party or to consummate the transactions contemplated by this Agreement (other than, in the case of the Merger, the receipt of the Parent Stockholder Approval) or the Additional Agreements. This Agreement and the Additional Agreements to which such Parent Party is a party have been duly executed and delivered by such Parent Party and, assuming the due authorization, execution and delivery by each of the other parties hereto and thereto (other than a Parent Party), this Agreement and the Additional Agreements to which such Parent Party is a party constitute a legal, valid and binding obligation of such Parent Party, enforceable against such Parent Party in accordance with their respective terms, subject to the Enforceability Exceptions. The affirmative vote of holders of a majority of the then outstanding shares of Parent Common Stock present in person or by proxy and entitled to vote at the Parent Stockholder Meeting, assuming a quorum is present (the “Parent Stockholder Approval”), is the only vote of the holders of any of Parent’s capital stock necessary to adopt this Agreement and approve the Merger and the consummation of the other transactions contemplated hereby. The affirmative vote or written consent of the sole stockholder of the Merger Sub is the only vote of the holders of any of Merger Sub’s capital stock necessary to adopt this Agreement and approve the Merger and the consummation of the other transactions contemplated hereby.

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5.3 Governmental Authorization. Assuming the accuracy of the representations and warranties of the Company set forth in Section 4.3, none of the execution, delivery or performance of this Agreement or any Additional Agreement by a Parent Party or the consummation by a Parent Party of the transactions contemplated hereby and thereby requires any consent, approval, license or other action by or in respect of, or registration, declaration or filing with any Authority except for (a) the filing of a premerger notification and report form by the Company under the HSR Act and the termination of the waiting period required thereunder, and (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware pursuant to the DGCL and the filing required pursuant to the HSR Act.

5.4 Non-Contravention. The execution, delivery and performance by a Parent Party of this Agreement or the consummation by a Parent Party of the transactions contemplated hereby and thereby do not and will not (a) contravene or conflict with the organizational or constitutive documents of the Parent Parties, (b) contravene or conflict with or constitute a violation of any provision of any Law or Order binding upon or applicable to the Parent Parties or to any of their respective properties, rights or assets, (c) except for the Contracts listed on Schedule 5.4 requiring consents (but only as to the need to obtain such consents), (i) require consent, approval or waiver under, (ii) constitute a default under or breach of (with or without the giving of notice or the passage of time or both), (iii) violate, (iv) give rise to any right of termination, cancellation, amendment or acceleration of any right or obligation of a Parent Party or to a loss of any material benefit to which any Parent Party is entitled, in the case of each of clauses (i) – (iv), under any provision of any Permit, Contract or other instrument or obligations binding upon any Parent Party or any of their respective properties, rights or assets, (d) result in the creation or imposition of any Lien (except for Permitted Liens) on any of a Parent Party’s properties, rights or assets, or (e) require any consent, approval or waiver from any Person pursuant to any provision of the amended and restated certificate of incorporation of Parent or bylaws of the Parent or the organizational or constitutive documents of any other Parent Party, except for such consent, approval or waiver which shall be obtained (and a copy provided to the Company) prior to the Closing.

5.5 Finders’ Fees. Except for the Persons identified on Schedule 5.5, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of the Parent Parties or their Affiliates who might be entitled to any fee or commission from the Company or any of its Affiliates upon consummation of the transactions contemplated by this Agreement or any of the Additional Agreements.

5.6 Issuance of Shares. The Closing Merger Consideration Shares and Earnout Shares, when issued in accordance with this Agreement, will be duly authorized and validly issued, and will be fully paid and nonassessable.

5.7 Capitalization.

(a) The authorized capital stock of Parent consists of 100,000,000 shares of Parent Common Stock, and 1,000,000 shares of preferred stock, par value $0.0001 per share (“Parent Preferred Stock”) of which 7,461,998 shares of Parent Common Stock (inclusive of Parent Common Stock included in any outstanding Parent Units), and no shares of Parent Preferred Stock are issued and outstanding. In addition, 6,028,518 Parent Warrants (inclusive of Parent Warrants included in any outstanding Parent Units and the Parent Private Warrants) exercisable for 6,028,518 shares of Parent Common Stock are issued and outstanding. No other shares of capital stock or other voting securities of Parent are issued, reserved for issuance or outstanding. All issued and outstanding shares of Parent Common Stock are duly authorized, validly issued, fully paid and nonassessable and are not subject to, and were not issued in violation of, any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, Parent’s organizational documents or any contract to which Parent is a party or by which Parent is bound. Except as set forth in Parent’s organizational documents, there are no outstanding contractual obligations of Parent to repurchase, redeem or otherwise acquire any shares of Parent Common Stock or any capital equity of Parent. There are no outstanding contractual obligations of Parent to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person. No bonds, debentures, notes or other Indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Parent may vote, are issued or outstanding.

(b) Merger Sub is authorized to issue 1,000 shares of common stock, par value $0.0001 per share (“Merger Sub Common Stock”), of which 100 shares of Merger Sub Common Stock are issued and outstanding as of the date hereof. No other shares of capital stock or other voting securities of Merger Sub are issued, reserved for issuance or outstanding. All issued and outstanding shares of Merger Sub Common Stock are duly authorized, validly issued, fully paid and nonassessable and are not subject to, and were not issued in violation of, any purchase option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, Merger Sub’s organizational documents or any contract to which Merger Sub is a party or by which Merger Sub is bound.

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There are no outstanding contractual obligations of Merger Sub to repurchase, redeem or otherwise acquire any shares of Merger Sub Common Stock or any equity capital of Merger Sub. There are no outstanding contractual obligations of Merger Sub to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person. No bonds, debentures, notes or other Indebtedness of Merger Sub having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of Merger Sub may vote, are issued or outstanding.

5.8 Information Supplied. None of the information supplied or to be supplied by the Parent Parties expressly for inclusion or incorporation by reference in the filings with the SEC and mailings to Parent’s stockholders with respect to the solicitation of proxies to approve the transactions contemplated by this Agreement and the Additional Agreements, if applicable, will, at the date of filing or mailing, at the time of the Parent Stockholder Meeting or at the Effective Time, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading (subject to the qualifications and limitations set forth in the materials provided by Parent or included in the Parent SEC Documents, the Additional Parent SEC Documents, the SEC Statement or any Other Filing).

5.9 Trust Fund. As of the date of this Agreement, Parent has at least $57,339,200 in the trust fund established by Parent for the benefit of its public stockholders (the “Trust Fund”) in a trust account (the “Trust Account”) maintained by Continental Stock Transfer & Trust Company (the “Trustee”) at J.P. Morgan Chase Bank, N.A., and such monies are invested in “government securities” (as such term is defined in the Investment Company Act of 1940) and held in trust by the Trustee pursuant to the Investment Management Trust Agreement dated as of August 12, 2021, between Parent and the Trustee (the “Trust Agreement”). The Trust Agreement is valid and in full force and effect and enforceable in accordance with its terms, except as may be limited by the Enforceability Exceptions, and has not been amended or modified. There are no separate agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the Parent SEC Documents to be inaccurate in any material respect or that would entitle any Person (other than stockholders of Parent holding shares of Parent Common Stock sold in Parent’s IPO who shall have elected to redeem their shares of Parent Common Stock pursuant to Parent’s amended and restated certificate of incorporation) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except in accordance with the Trust Agreement and Parent’s amended and restated certificate of incorporation. The Parent has performed all material obligations required to be performed by it to date under, and is not in material default or delinquent in performance or any other respect (claimed or actual) in connection with, the Trust Agreement, and, to the knowledge of Parent, no event has occurred which, with due notice or lapse of time or both, would reasonably be expected to constitute such a material default thereunder. There are no claims or proceedings pending with respect to the Trust Account.

5.10 Listing. The Parent Common Stock, Parent Units, and Parent Warrants, are listed on Nasdaq, with trading tickers “ASPA,” and “ASPAU,” ASPAW.”

5.11 Board Approval.

(a) By resolutions duly adopted (and not thereafter modified or rescinded) by Parent’s Board of Directors (including any required committee or subgroup of such board), the Board of Directors of Parent has unanimously (i) approved the execution, delivery and performance by Parent and Merger Sub of this Agreement, the Additional Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby, including the Merger, on the terms and subject to the conditions set forth herein and therein; (ii) determined that this Agreement, the Additional Agreements to which a Parent Party is a party, and the transactions contemplated hereby and thereby, upon the terms and subject to the conditions set forth herein, are advisable and in the best interests of Parent and Parent’s stockholders; (iii) directed that the Parent Proposals be submitted to the Parent’s stockholders for consideration at the Parent Stockholder Meeting, (iv) determined that the transactions contemplated hereby constitutes a “Business Combination” as such term is defined in Parent’s amended and restated certificate of incorporation and (v) recommended to the Parent’s stockholders to adopt and approve each of the Parent Proposals (“Parent Board Recommendation”).

(b) By resolutions duly adopted (and not thereafter modified or rescinded) by Merger Sub’s Board of Directors (including any required committee or subgroup of such board), Merger Sub’s Board of Directors has, unanimously (i) approved the execution, delivery and performance by Merger Sub of this Agreement, the Additional

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Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby, including the Merger, on the terms and subject to the conditions set forth herein and therein, (ii) declared the advisability of the transactions contemplated by this Agreement, (iii) determined that the transactions contemplated hereby are in the best interests of its sole stockholder and (iv) recommended to Merger Sub’s sole stockholder to adopt this Agreement.

5.12 Parent SEC Documents and Financial Statements.

(a) Parent has filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed or furnished by Parent with the SEC since Parent’s formation under the Exchange Act or the Securities Act, together with any amendments, restatements or supplements thereto, and will use commercially reasonable efforts to file all such forms, reports, schedules, statements and other documents required to be filed subsequent to the date of this Agreement and prior to the Closing (the “Additional Parent SEC Documents”). Parent has made available to the Company true and complete copies in the form filed with the SEC of all of the following, except to the extent available in full without redaction on the SEC’s website through EDGAR for at least two (2) Business Days prior to the date of this Agreement: (i) Parent’s Annual Reports on Form 10-K for each fiscal year of Parent beginning with the first year that Parent was required to file such a form, (ii) Parent’s Quarterly Reports on Form 10-Q for each fiscal quarter of Parent beginning with the first quarter Parent was required to file such a form, (iii) all proxy statements relating to Parent’s meetings of stockholders (whether annual or special) held, and all information statements relating to stockholder consents, since the beginning of the first fiscal year referred to in clause (i) above, (iv) its Form 8-Ks filed since the beginning of the first fiscal year referred to in clause (i) above, and (v) all other forms, reports, registration statements and other documents (other than preliminary materials if the corresponding definitive materials have been provided to the Company pursuant to this Section 5.12(a)) filed by Parent with the SEC since Parent’s formation (the forms, reports, registration statements and other documents referred to in clauses (i) through (iv) above, whether or not available through EDGAR, collectively, the “Parent SEC Documents”).

(b) Parent SEC Documents were, and the Additional Parent SEC Documents will be, prepared in all material respects in accordance with the requirements of the Securities Act, the Exchange Act, and the Sarbanes-Oxley Act, as the case may be, and the rules and regulations thereunder. Parent SEC Documents did not, and the Additional Parent SEC Documents will not, at the time they were or are filed, as the case may be, with the SEC (except to the extent that information contained in any Parent SEC Document or Additional Parent SEC Document has been or is revised or superseded by a later filed Parent SEC Document or Additional Parent SEC Document, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading; provided, however, that the foregoing does not apply to statements in or omissions in any information supplied or to be supplied by the Company Group expressly for inclusion or incorporation by reference in the SEC Statement or Other Filing.

(c) The financial statements and notes contained or incorporated by reference in the Parent SEC Documents and the Additional Parent SEC Documents (collectively, the “Parent Financial Statements”) have been prepared in conformity with U.S. GAAP applied on a consistent basis and in accordance with the requirements of the Public Company Accounting Oversight Board for public companies. The Parent Financial Statements fairly present (or with respect such financial statements contained or incorporated by reference in the Additional Parent SEC Documents, will fairly present) in all material respects, the financial position of Parent as of the dates thereof and the results of operations of Parent for the periods reflected therein subject, in the case of the Unaudited Financial Statements, to normal audit adjustments and the absence of notes thereto. The Parent Financial Statements were (or with respect such financial statements contained or incorporated by reference in the Additional Parent SEC Documents, will be) prepared from the Books and Records of Parent in all material respects.

(d) Except: (i) as specifically disclosed, reflected or fully reserved against on the Parent Financial Statements (including the notes thereto); (ii) for liabilities and obligations incurred in the ordinary course of business consistent since March 19, 2021; (iii) for liabilities that are executory obligations arising under Contracts to which any Parent Party is a party (none of which, with respect to the liabilities described in clause (ii) and this clause (iii) results from, arises out of, or relates to any breach or violation of, or default under, a Contract or applicable Law); (iv) for expenses incurred in connection with the negotiation, execution and performance of this Agreement, any Additional Agreement or any of the transactions contemplated hereby or thereby; and (v) for liabilities set forth on Schedule 5.12(d), Parent does not have any material liabilities, debts or obligations of any nature (whether accrued, fixed or contingent, liquidated or unliquidated, asserted or unasserted or otherwise).

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(e) As used in this Section 5.12, the term “file” shall be broadly construed to include any manner in which a document or information is furnished, supplied or otherwise made available to the SEC.

5.13 Certain Business Practices. Neither Parent nor any Representative of Parent has (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) made any unlawful payment to foreign or domestic government officials, employees or political parties or campaigns, (c) violated any provision of the Foreign Corrupt Practices Act or (d) made any other unlawful payment. Neither Parent nor any director, officer, agent or employee of Parent (nor any Person acting on behalf of any of the foregoing, but solely in his or her capacity as a director, officer, employee or agent of Parent) has, since the IPO, directly or indirectly, given or agreed to give any gift or similar benefit in any material amount to any customer, supplier, governmental employee or other Person who is or may be in a position to help or hinder Parent or assist Parent in connection with any actual or proposed transaction, which, if not given or continued in the future, would reasonably be expected to (i) adversely affect the business of Parent and (ii) subject Parent to suit or penalty in any private or governmental Action.

5.14 Anti-Money Laundering Laws. The operations of Parent are and have at all times been conducted in compliance with the Money Laundering Laws, and no Action involving Parent with respect to the Money Laundering Laws is pending or, to the knowledge of Parent, threatened.

5.15 Affiliate Transactions. Except as described in Parent SEC Documents, there are no transactions, agreements, arrangements or understandings between Parent or any of its subsidiaries, on the one hand, and any director, officer, employee, stockholder, warrant holder or Affiliate of Parent or any of its subsidiaries, on the other hand.

5.16 Litigation. There is no (a) Action pending or, to the Knowledge of Parent, threatened against Parent or any of its subsidiaries or any of its or their respective officers or directors or that affects its or their assets or properties or which, as of the date hereof, in any manner challenges or seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement or any Additional Agreement, or (b) Order outstanding against Parent or any of its subsidiaries or that affects its or their assets or properties. Neither Parent nor any of its subsidiaries is party to a settlement or similar agreement regarding any of the matters set forth in the preceding sentence that contains any ongoing obligations, restrictions or liabilities (of any nature) that are material to Parent and its subsidiaries.

5.17 Compliance with Laws.

(a) No Parent Party or, to the Knowledge of Parent, any Representative or other Person acting on behalf of a Parent Party, is in violation in any material respect of, and, since March 19, 2021, no such Person has failed to be in compliance in all material respects with, all applicable Laws and Orders. Since March 19, 2021, (i) no event has occurred or circumstance exists that (with or without notice or due to lapse of time) would reasonably constitute or result in a violation by any Parent Party of, or failure on the part of any Parent Party to comply with, or any liability suffered or incurred by any Parent Party in respect of any violation of or material noncompliance with, any Laws, Orders or policies by Authority that are or were applicable to it or the conduct or operation of its business or the ownership or use of any of its assets and (ii) no Action by any Authority is pending, or to the Knowledge of Parent, threatened, alleging any such violation or noncompliance by a member of the Company Group. Since March 19, 2021, the Parent Parties have not been threatened in writing or, to Parent’s Knowledge, orally to be charged with, or given written or, to Parent’s Knowledge, oral notice of any violation of any Law or any judgment, order or decree entered by any Authority. Without limiting the generality of the foregoing, the Parent Parties are, and since March 19, 2021 have been, to the Knowledge of Parent, in compliance in all material respects with: (i) every Law applicable to the Parent Parties due to the specific nature of their business, including the Data Protection Laws; (ii) the Foreign Corrupt Practices Act and any comparable or similar Law of any jurisdiction applicable to any Parent Party; and (iii) every Law regulating or covering conduct in the workplace, including regarding sexual harassment or, on any legally impermissible basis, a hostile work environment. Since March 19, 2021, the Parent Parties have not been threatened or charged in writing (or to Parent’s Knowledge, orally) with or given written (or to Parent’s Knowledge, oral) notice of any violation of any Data Protection Law, the Foreign Corrupt Practices Act or any other Law referred to in or generally described in foregoing sentence by any Authority and, to Parent’s Knowledge, the Parent Parties are not under any investigations with respect to any such Law.

(b) Neither the Parent Parties nor, to the Knowledge of Parent, any Representative or other Person acting on behalf of the Parent Parties is currently subject to any U.S. sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department.

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5.18 Absence of Certain Changes. From the date of the latest balance sheet included in the Parent Financial Statements until the date of this Agreement, (a) the Parent Parties have conducted their respective businesses in the ordinary course and in a manner consistent with past practices; (b) there has not been any Material Adverse Effect in respect of Parent Parties; and (c) neither Parent Party has taken any action that, if taken after the date of this Agreement and prior to the consummation of the Merger, would require the consent of the Company pursuant to Section 6.1 and the Company has not given consent.

5.19 Expenses, Indebtedness and Other Liabilities. Except as set forth in Parent SEC Documents, Parent does not have any Indebtedness or other liabilities.

5.20 Not an Investment Company. No Parent Party is an “investment company” within the meaning of the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.

5.21 Employment Matters. The Parent Parties do not maintain, sponsor, contribute to and is not required to contribute to, and does not have any liability to and could not reasonably be expected to have any Liability to any: “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA), any severance, gratuity, termination indemnity, incentive or bonus, retention, change in control, deferred compensation, profit sharing, retirement, welfare, post-employment welfare, vacation or paid-time-off, stock purchase, stock option or equity incentive plan, program, policy, Contract or arrangement or any other stock purchase, stock option or other equity or equity-based, termination, severance, transition, employment, individual consulting, retention, transaction, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation, employee loan or other compensation or benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA (collectively, the “SPAC Benefit Plans”) and neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement (either alone or in combination with another event) will (a) result in any material payment (including severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any shareholder, director, officer or employee of the Parent Parties or (b) result in the acceleration, vesting or creation of any rights of any shareholder, director, officer or employee of the Parent Parties to material (i) payments or (ii) benefits or (iii) increases in any existing payments or benefits or any loan forgiveness. No amount that could be, or has been, received (whether in cash or property or the vesting of property or the cancellation of Indebtedness) by any director, manager, officer, employee, individual independent contractor or other service providers of any of the Parent Parties or their Affiliates under any SPAC Benefit Plan or otherwise as a result of the consummation of the transactions contemplated by this Agreement could, separately or in the aggregate, be nondeductible under Section 280G of the Code or subjected to an excise Tax under Section 4999 of the Code.

5.22 Tax Matters.

(a) (i) Parent has duly and timely filed all income and all other material Tax Returns which are required to be filed by or with respect to it, and has paid all Taxes which have become due (whether or not shown on such Tax Returns); (ii) all such Tax Returns are true, correct and complete and accurate in all material respects; (iii) to the Knowledge of Parent, there is no Action, pending or proposed in writing, with respect to Taxes of Parent; (iv) no statute of limitations in respect of the assessment or collection of any Taxes of Parent for which a Lien may be imposed on any of Parent’s assets has been waived or extended, which waiver or extension is in effect; (v) Parent has complied in all material respects with all applicable Laws relating to the reporting, payment, collection and withholding of Taxes and has duly and timely withheld or collected, paid over to the applicable Taxing Authority and reported all material Taxes (including income, social, security and other payroll Taxes) required to be withheld or collected by Parent; (vi) Parent has (A) properly collected all sales Taxes required to be collected in the time and manner required by applicable Law and remitted all such sales Taxes to the applicable Taxing authority in the time and in the manner required by applicable Law and (B) properly requested, received and retained all necessary exemption certificates and other documentation supporting any claimed exemption or waiver of Taxes on sales or similar transactions as to which it would otherwise have been obligated to collect or withhold Taxes; (vii) there is no outstanding request for a ruling from any Taxing Authority, request for consent by a Taxing Authority for a change in a method of accounting, subpoena or request for information by any Taxing Authority or agreement with any Taxing Authority with respect to Parent; (viii) there is no Lien (other than Permitted Liens) for Taxes upon any of the assets of Parent; (ix) no claim has ever been made by a Taxing Authority in a jurisdiction where Parent has not paid any Tax or filed Tax Returns, asserting that Parent is or may be subject to Tax in such jurisdiction, Parent is not nor has it ever been subject to Tax in any country other than the respective countries of incorporation or formation of Parent members by virtue of having a permanent establishment or other place of business in that country, and the members of Parent are and have

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always been tax residents solely in their respective countries of incorporation or formation; (x) Parent has provided to Company true, complete and correct copies of all Tax Returns relating to, and all audit reports and correspondence relating to each proposed adjustment, if any, made by any Taxing Authority with respect to, any taxable period since its formation; (xi) there is no outstanding power of attorney from Parent authorizing anyone to act on behalf of Parent in connection with any Tax, Tax Return or Action relating to any Tax or Tax Return of Parent; (xii) Parent is not, and has ever been, a party to any Tax sharing, Tax indemnity or Tax allocation Contract (other than any customary commercial contract the principal purpose of which is not Taxes); (xiii) Parent has not been a member of an “affiliated group” within the meaning of Section 1504(a) of the Code filing a consolidated federal income Tax Return (other than a group the common parent of which was the Parent); (xiv) Parent has no liability for the Taxes of any other Person: (A) under Treasury Regulation Section 1.1502-6 (or any similar provision of applicable Law), (B) as a transferee or successor or by contract or (3) otherwise by operation of applicable Law; (xv) Parent has not requested any extension of time within which to file any Tax Return, which Tax Return has since not been filed; (xvi) the Parent is not a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code; and (xvii) the Parent has not been a party to any “reportable transaction” or “listed transaction” as defined in Section 6707A(c) of the Code and Treasury Regulation Section 1.6011-4(b).

(b) The Parent will not be required to include any item of income or exclude any item of deduction for any taxable period ending after the Closing Date as a result of: (i) the use of, or change in, a method of accounting with respect to any transaction that occurred on or before the Closing Date (ii) any closing agreement described in Section 7121 of the Code (or similar provision of state, local or foreign Law); (iii) any installment sale or open sale transaction disposition made in a pre-Closing Tax period; (iv) any prepaid amount received in a pre-Closing Tax period; or (v) any intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law).

(c) The unpaid Taxes of Parent (i) did not, as of the most recent fiscal month end, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth in the Parent Financial Statements and (ii) will not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of Parent in filing its Tax Return.

(d) The Parent has been in compliance in all respects with all applicable transfer pricing laws and legal requirements.

(e) The Parent is not aware of any fact or circumstance that would reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(f) The Parent has not deferred the withholding or remittance of any Applicable Taxes related or attributable to any Applicable Wages for any employees of Parent and shall not defer the withholding or remittance any Applicable Taxes related or attributable to Applicable Wages for any employees of Parent up to and through and including Closing Date, notwithstanding Internal Revenue Service Notice 2020-65 (or any comparable regime for state or local Tax purposes).

ARTICLE VI
COVENANTS OF THE PARTIES PENDING CLOSING

6.1 Conduct of the Business. Each of the Company and Parent covenants and agrees that:

(a) Except as expressly contemplated by this Agreement or the Additional Agreements or as set forth on Schedule 6.1(a), from the date hereof until the earlier of the Closing Date and the termination of this Agreement in accordance with its terms (the “Interim Period”), each party shall (i) conduct its business only in the ordinary course (including the payment of accounts payable and the collection of accounts receivable), consistent with past practices, (ii) duly and timely file all material Tax Returns required to be filed (or obtain a permitted extension with respect thereto) with the applicable Taxing Authorities and pay any and all Taxes due and payable during such time period, (iii) duly observe and comply with all applicable Law and Orders, and (iv) use its commercially reasonable efforts to preserve intact its business relationships with employees, clients, suppliers, contract manufacturing organizations, contract research organizations and other third parties. Without limiting the generality of the foregoing, and except as expressly contemplated by this Agreement or the Additional Agreements, or as required by applicable Law, from the date hereof until the earlier of the Closing Date and the termination of this Agreement in accordance with its terms,

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without the other party’s prior written consent (which shall not be unreasonably conditioned, withheld or delayed), neither the Company nor Parent shall, or permit its Subsidiaries to:

(i) amend, modify or supplement its certificate of incorporation or bylaws or other organizational or governing documents except as contemplated hereby, or engage in any reorganization, reclassification, liquidation, dissolution or similar transaction;

(ii) amend, waive any provision of, terminate prior to its scheduled expiration date, or otherwise compromise in any way or relinquish any material right under, any (A) in the case of the Company, any Material Contract or (B) in the case of Parent, material contract, agreement, lease, license or other right or asset of Parent, as applicable;

(iii) other than in the ordinary course of business, modify, amend or enter into any contract, agreement, lease, license or commitment, including for capital expenditures, that extends for a term of one year or more or obligates the payment by the Company or Parent, as applicable, of more than $750,000 (individually or in the aggregate);

(iv) make any capital expenditures in excess of $1,000,000 (individually or in the aggregate), except for capital expenditures for bitcoin mining equipment which shall not be in excess of $5 million (individually or in the aggregate);

(v) sell, lease, license or otherwise dispose of any of the Company Group’s or Parent’s, as applicable, material assets, except pursuant to existing contracts or commitments disclosed herein or in the ordinary course of business;

(vi) solely in the case of the Company, sell, lease, license or otherwise dispose of any Company Owned IP;

(vii) solely in the case of the Company, permit any material Registered Owned IP to go abandoned or expire for failure to make an annuity or maintenance fee payment, or file any necessary paper or action to maintain such rights;

(viii) (A) pay, declare or promise to pay any dividends, distributions or other amounts with respect to its capital stock or other equity securities; (B) pay, declare or promise to pay any other amount to any stockholder or other equityholder in its capacity as such; and (C) except as contemplated hereby or by any Additional Agreement, amend any term, right or obligation with respect to any outstanding shares of its capital stock or other equity securities;

(ix) (A) make any loan, advance or capital contribution to any Person; (B) incur any Indebtedness including drawings under the lines of credit, if any, other than (1) loans evidenced by promissory notes made to Parent as working capital advances as described in the Prospectus and (2) intercompany Indebtedness; or (C) repay or satisfy any Indebtedness, other than the repayment of Indebtedness in accordance with the terms thereof;

(x) suffer or incur any Lien, except for Permitted Liens, on the Company Group’s or Parent’s, as applicable, assets;

(xi) delay, accelerate or cancel, or waive any material right with respect to, any receivables or Indebtedness owed to the Company Group or Parent, as applicable, or write off or make reserves against the same (other than, in the case of the Company, in the ordinary course of business);

(xii) merge or consolidate or enter a similar transaction with, or acquire all or substantially all of the assets or business of, any other Person; make any material investment in any Person; or be acquired by any other Person;

(xiii) terminate or allow to lapse any insurance policy protecting any of the Company Group’s or Parent’s, as applicable, assets, unless simultaneously with such termination or lapse, a replacement policy underwritten by an insurance company of nationally recognized standing having comparable deductions and providing coverage equal to or greater than the coverage under the terminated or lapsed policy for substantially similar premiums or less is in full force and effect;

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(xiv) adopt any severance, retention or other employee plan or fail to continue to make timely contributions to each Plan in accordance with the terms thereof;

(xv) institute, settle or agree to settle any Action before any Authority, in each case in excess of $250,000 (exclusive of any amounts covered by insurance) or that imposes injunctive or other non-monetary relief on such party;

(xvi) except as required by U.S. GAAP, make any material change in its accounting principles, methods or practices or write down the value of its assets;

(xvii) change its principal place of business or jurisdiction of organization;

(xviii) issue, redeem or repurchase any capital stock, membership interests or other securities, or issue any securities exchangeable for or convertible into any shares of its capital stock or other securities, other than (A) any redemption by Parent of shares of Parent Common Stock and Parent Units held by its public stockholders as contemplated by Section 6.6 and (B) any issuance of Company Class A Common Stock in connection with the exercise of any option to purchase shares of Company Class A Common stock that are outstanding on the date hereof;

(xix) (A) make, change or revoke any material Tax election; (B) change any material method of accounting; (C) settle or compromise any material claim, notice, audit report or assessment in respect of Taxes of the Company Group; (D) enter into any Tax allocation, Tax sharing, Tax indemnity or other closing agreement relating to any Taxes of the Company Group; or (E) surrender or forfeit any right to claim a Tax refund;

(xx) enter into any transaction with or distribute or advance any material assets or property to any of its Affiliates, other than the payment of salary and benefits in the ordinary course;

(xxi) solely in the case of the Company, other than as required by a Plan, (A) increase or change the compensation or benefits of any employee or service provider of the Company Group, (B) accelerate the vesting or payment of any compensation or benefits of any employee or service provider of the Company Group, (C) enter into, amend or terminate any Plan (or any plan, program, agreement or arrangement that would be a Plan if in effect on the date hereof) or grant, amend or terminate any awards thereunder, (D) fund any payments or benefits that are payable or to be provided under any Plan, (E) make any loan to any present or former employee or other individual service provider of the Company Group, other than advancement of expenses in the ordinary course of business consistent with past practices, or (F) enter into, amend or terminate any collective bargaining agreement or other agreement with a labor union or labor organization;

(xxii) fail to duly observe and conform to any applicable Laws and Orders; or

(xxiii) agree or commit to do any of the foregoing.

(b) Neither party shall (i) take or agree to take any action with the intent to cause any representation or warranty of such party to be inaccurate or misleading in any respect at, or as of any time prior to, the Closing Date, or (ii) omit to take, or agree to omit to take, any action with the intent to cause any such representation or warranty to be inaccurate or misleading in any respect at any such time.

(c) Notwithstanding the foregoing, the Company and Parent and their respective Subsidiaries shall be permitted to take any and all actions required to comply in all material respects with the quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, directive, guidelines or recommendations by any governmental authority (including the Centers for Disease Control and Prevention and the World Health Organization) in each case in connection with, related to or in response to COVID-19, including the CARES Act or any changes thereto.

6.2 Exclusivity.

(a) During the Interim Period, neither the Company, on the one hand, nor Parent, on the other hand, shall, and such Persons shall cause each of their respective Representatives not to, without the prior written consent of the other party (which consent may be withheld in the sole and absolute discretion of the party asked to provide

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consent), directly or indirectly, (i) encourage, solicit, initiate, engage or participate in negotiations with any Person concerning any Alternative Transaction, (ii) take any other action intended or designed to facilitate the efforts of any Person relating to a possible Alternative Transaction or (iii) approve, recommend or enter into any Alternative Transaction or any contract or agreement related to any Alternative Transaction. Immediately following the execution of this Agreement, the Company, on the one hand, and Parent, on the other hand, shall, and shall cause each of their Representatives, to terminate any existing discussion or negotiations with any Persons other than the Company or Parent, as applicable, concerning any Alternative Transaction. Each of the Company and Parent shall be responsible for any acts or omissions of any of its respective Representatives that, if they were the acts or omissions of the Company or Parent, as applicable, would be deemed a breach of such party’s obligations hereunder (it being understood that such responsibility shall be in addition to and not by way of limitation of any right or remedy the Company or Parent, as applicable, may have against such Representatives with respect to any such acts or omissions). For purposes of this Agreement, the term “Alternative Transaction” means any of the following transactions involving the Company or Parent or their respective Subsidiaries (other than the transactions contemplated by this Agreement or the Additional Agreements): (A) any merger, consolidation, share exchange, business combination or other similar transaction, (B) any sale, lease, exchange, transfer or other disposition of all or a material portion of the assets of such Person or any capital stock or other equity interests of such party or its Subsidiaries in a single transaction or series of transactions and (C) any purchase, lease, exchange, transfer or other acquisition of (1) all or a material portion of the assets of any Person by the Company or Parent or their respective Subsidiaries or (2) any capital stock or other equity interests of any Person by the Company or Parent or their respective Subsidiaries, in each case, in a single transaction or series of transactions.

(b) In the event that there is an unsolicited proposal for, or an indication of interest in entering into, an Alternative Transaction, communicated in writing to the Company or Parent or any of their respective Representatives (each, an “Alternative Proposal”), such party shall as promptly as practicable (and in any event within one (1) Business Day after receipt thereof) advise the other parties to this Agreement, orally and in writing, of such Alternative Proposal and the material terms and conditions thereof (including any changes thereto) and the identity of the Person making any such Alternative Proposal. The Company and Parent shall keep each other informed on a reasonably current basis of material developments with respect to any such Alternative Proposal. As used herein with respect to Parent, the term “Alternative Proposal” shall not include the receipt by Parent of any unsolicited communications (including the receipt of draft non-disclosure agreements) in the ordinary course of business inquiring as to Parent’s interest in a potential target for a business combination; provided, however, that Parent shall inform the person initiating such communication of the existence of this Agreement and its obligations under this Section 6.2.

6.3 Access to Information. During the Interim Period, the Company and Parent shall each use its commercially reasonable efforts to, (a) continue to give the other party, its legal counsel and its other Representatives full access to the offices, properties and Books and Records, (b) furnish to the other party, its legal counsel and its other Representatives such information relating to the business of the Company Group and Parent as such Persons may reasonably request and (c) cause its employees, legal counsel, accountants and other Representatives to cooperate with the other party in its investigation of the Business (in the case of the Company) or the business of Parent (in the case of Parent); provided, that no investigation pursuant to this Section 6.3 (or any investigation made prior to the date hereof) shall affect any representation or warranty given by the Company or Parent; and provided, further, that any investigation pursuant to this Section 6.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the Business of the Company Group. Notwithstanding the foregoing, to the extent the furnishing of any information pursuant to this Section 6.3, would, in the opinion of legal counsel to such Party, result in the loss of attorney-client privilege or other privilege from such disclosure, the Parties will enter into a joint defense arrangement or similar agreement, in a form and substance reasonably satisfactory to the Parties, in order to allow such information to be disclosed without the loss of attorney-client privilege or other privilege with respect to such information.

6.4 Notices of Certain Events. During the Interim Period, each of Parent and the Company shall promptly notify the other party of:

(a) any notice from any Person alleging or raising the possibility that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement or that the transactions contemplated by this Agreement might give rise to any Action or other rights by or on behalf of such Person or result in the loss of any rights or privileges of the Company (or Parent Parties, post-Closing) to any such Person or create any Lien on any of the Company Group’s or Parent’s assets;

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(b) any notice or other communication from any Authority in connection with the transactions contemplated by this Agreement or the Additional Agreements;

(c) any Actions commenced or, to the Knowledge of Parent or the Company, as applicable, threatened relating to or involving or otherwise affecting either party or any of their stockholders or their equity, assets or business or that relate to the consummation of the transactions contemplated by this Agreement or the Additional Agreements;

(d) the occurrence of any fact or circumstance which constitutes or results, or would reasonably be expected to constitute or result in a Material Adverse Effect; and

(e) any inaccuracy of any representation or warranty of such party contained in this Agreement at any time during the term hereof, or any failure of such party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, that would reasonably be expected to cause any of the conditions set forth in ARTICLE IX not to be satisfied;

provided, however, that no such notification or failure to provide such notification pursuant to clause (d) or clause (e) of this Section 6.4 shall affect the representations, warranties, covenants, agreements or obligations of the parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement, and a failure to comply with clause (d) or clause (e) of this Section 6.4 shall not, of itself, cause the condition stated in Section 9.2(a) or Section 9.3(a), as the case may be, to fail to be satisfied.

6.5 Cooperation with Form S-4/Proxy Statement; Other Filings.

(a) The Company shall promptly provide to Parent such information concerning the Company and the Company Securityholders as is either required by the federal securities Laws or reasonably requested by Parent for inclusion in the Offer Documents. Promptly after the receipt by Parent from the Company of all such information, Parent shall prepare and file with the SEC, and with all other applicable regulatory bodies, proxy materials for the purpose of soliciting proxies from holders of Parent Common Stock sufficient to obtain Parent Stockholder Approval at a meeting of holders of Parent Common Stock to be called and held for such purpose (the “Parent Stockholder Meeting”). Such proxy materials shall be in the form of a proxy statement (the “Proxy Statement”), which shall be included in a Registration Statement on Form S-4 (the “Form S-4”) filed by Parent with the SEC, pursuant to which the Parent Common Stock issuable in the Merger shall be registered. Parent shall promptly respond to any SEC comments on the Form S-4. The Proxy Statement, the Form S-4 and the documents included or referred to therein, together with any supplements, amendments or exhibits thereto, are referred to herein as the “Offer Documents”.

(b) Parent (i) shall permit the Company and its counsel to review and comment on the Proxy Statement and Form S-4 and any exhibits, amendments or supplements thereto (or other related documents) at a reasonable time prior to the filing except to the extent not legally permissible; (ii) shall consider any such comments reasonably and in good faith; and (iii) shall not file the Proxy Statement and Form S-4 or any exhibit, amendment or supplement thereto without giving reasonable and good faith consideration to the comments of the Company. As promptly as practicable after receipt thereof, Parent shall provide to the Company and its counsel notice and a copy of all correspondence (or, to the extent such correspondence is oral, a summary thereof), including any comments from the SEC or its staff, between Parent or any of its Representatives, on the one hand, and the SEC or its staff or other government officials, on the other hand, with respect to the Proxy Statement and the Form S-4, and, in each case, shall consult reasonably and in good faith with the Company and its counsel concerning any such correspondence. Parent shall not file any response letters to any comments from the SEC without consulting reasonably and in good faith with the Company except to the extent not practicable or legally permissible. Parent will use its reasonable efforts to permit the Company’s counsel to participate in any calls, meetings or other communications with the SEC or its staff. Parent will advise the Company, promptly after it receives notice thereof, of the time when the Proxy Statement or the Form S-4 or any amendment or supplement thereto has been filed with the SEC and the time when the Form S-4 declared effective or any stop order relating to the Form S-4 is issued.

(c) As soon as practicable following the date on which the Form S-4 is declared effective by the SEC (the “S-4 Effective Date”), Parent shall distribute the Proxy Statement to the holders of Parent Common Stock and, pursuant thereto, shall call the Parent Stockholder Meeting to be held on a date no later than forty-five (45) days after the S-4 Effective Date in accordance with its organizational documents and the laws of the State of Delaware and, subject to the other provisions of this Agreement, solicit proxies from such holders to vote in favor of the adoption of this Agreement and the approval of the transactions contemplated hereby and the other matters presented to the Parent Stockholders for approval or adoption at the Parent Stockholder Meeting.

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(d) Parent and the Company shall comply with all applicable provisions of and rules under the Securities Act and Exchange Act and all applicable Laws of the State of Delaware and Nasdaq, in the preparation, filing and distribution of the Form S-4 and the Proxy Statement (or any amendment or supplement thereto), as applicable, the solicitation of proxies under the Proxy Statement and the calling and holding of the Parent Stockholder Meeting. Without limiting the foregoing, Parent shall ensure that each of the Form S-4, as of the S-4 Effective Date, and the Proxy Statement, as of the date on which it is first distributed to Parent Stockholders, and as of the date of the Parent Stockholder Meeting, does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading (provided, that Parent shall not be responsible for the accuracy or completeness of any information relating to the Company (or any other information) that is furnished by the Company expressly for inclusion in the Proxy Statement). The Company represents and warrants that the information relating to the Company supplied by the Company for inclusion in the Proxy Statement or the Form S-4, as applicable, will not as of the S-4 Effective Date and the date on which the Proxy Statement (or any amendment or supplement thereto) is first distributed to Parent Stockholders or at the time of the Parent Stockholder Meeting does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made in light of the circumstances under which they were made, not misleading. If at any time prior to the Effective Time, a change in the information relating to the Company or any other information furnished by Parent, Merger Sub or the Company for inclusion in the Proxy Statement, which would make the preceding sentence incorrect, should be discovered by Parent, Merger Sub or the Company, as applicable, such party shall promptly notify the other parties of such change or discovery and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to Parent’s stockholders. In connection therewith, Parent, Merger Sub and the Company shall instruct their respective employees, counsel, financial advisors, auditors and other authorized representatives to reasonably cooperate with Parent as relevant if required to achieve the foregoing.

(e) In accordance with Parent’s amended and restated certificate of incorporation and applicable securities laws, rules and regulations, including the DGCL and rules and regulations of Nasdaq, in the Proxy Statement, Parent shall seek from the holders of Parent Common Stock the approval of the following proposals: (i) the Parent Stockholder Approval; (ii) adoption and approval of the second amended and restated certificate of incorporation of Parent, in the form attached hereto as Exhibit F, including the change of the name of Parent to “Apifiny Group Inc.” (the “Amended Parent Charter”), other than the approval described in the immediately following clause (iii); (iii) adoption and approval of the provision authorizing the Series A Preferred Stock under the Amended Parent Charter (such adoption and approval, the “Parent Dual Class Approval”), which, if approved, shall be deemed to be included in the Amended Parent Charter, (iv) adoption and approval of the amended and restated bylaws of Parent in the form attached hereto as Exhibit G; (v) approval of the members of the Board of Directors of Parent immediately after the Closing; (vi) approval of the issuance of more than 20% of the issued and outstanding shares of Parent Common Stock to the Company Securityholders in connection with the Merger under applicable exchange listing rules; (vii) approval to adjourn the Parent Stockholder Meeting, if necessary, and (viii) approval to obtain any and all other approvals necessary to effect the consummation of the Merger as reasonably determined by the Company and the Parent (the proposals set forth in the foregoing clauses (i), (ii), (iv), (v), (vi), and (viii) collectively, the “Required Parent Proposals” and, together with the proposals set forth in the foregoing clauses (iii) and (vii), the “Parent Proposals”; provided, that if the Parent Dual Class Approval is not obtained at the Parent Stockholder Meeting or at any adjournment or postponement thereof, this Agreement shall be deemed to be revised as set forth in Annex I to this Agreement.

(f) Parent, with the assistance of the Company, shall use its reasonable best efforts to cause the Form S-4 and the Proxy Statement to “clear” comments from the SEC and the Form S-4 to become effective as promptly as reasonably practicable thereafter. As soon as practicable after the Proxy Statement is “cleared” by the SEC, Parent shall cause the Proxy Statement, together will all other Offer Documents, to be disseminated to holders of Parent Common Stock. The Offer Documents shall provide the public stockholders of Parent with the opportunity to redeem all or a portion of their public shares of Parent Common Stock, up to that number of shares of Parent Common Stock that would permit Parent to maintain consolidated net tangible assets of at least $5,000,001 either immediately prior to or upon the consummation of the Merger, at a price per share equal to the pro rata share of the funds in the Trust Account, all in accordance with and as required by Parent’s amended and restated certificate of incorporation, the Trust Agreement, applicable Law and any applicable rules and regulations of the SEC. In accordance with Parent’s amended and restated certificate of incorporation, the proceeds held in the Trust Account will first be used for the redemption of the shares of Parent Common Stock held by Parent’s public stockholders who have elected to redeem such shares.

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(g) Parent shall call and hold the Parent Stockholder Meeting as promptly as practicable after the S-4 Effective Date for the purpose of seeking the approval of each of the Parent Proposals, and Parent shall consult in good faith with the Company with respect to the date on which such meeting is to be held. Parent shall use reasonable best efforts to solicit from its stockholders proxies in favor of the approval and adoption of the Merger and this Agreement and the other Parent Proposals. Parent’s Board of Directors shall include the Parent Board Recommendation in the Proxy Statement and shall recommend that the Parent Stockholders vote in favor of the Parent Proposals and neither Parent’s Board of Directors, nor any committee thereof, shall withhold, withdraw, amend, modify, change or propose or resolve to withhold, withdraw, amend, modify or change, in each case in a manner adverse to the Company, the Parent Board Recommendation. If on the date for which the Parent Stockholder Meeting is scheduled (including any postponed or adjourned date), Parent has not received proxies representing a sufficient number of shares to obtain the Parent Stockholder Approval, whether or not a quorum is present, Parent shall make one or more successive postponements or adjournments of the Parent Stockholder Meeting, each such postponement or adjournment to be no more than ten (10) Business Days, and shall continue to use reasonable best efforts to solicit from its stockholders proxies in favor of the approval and adoption of the Merger and this Agreement and the other Parent Proposals; provided that, without the consent of the Company, Parent shall not postpone or adjourn the Parent Stockholder Meeting to a date later than the Outside Closing Date.

(h) The Company acknowledges that a substantial portion of the Proxy Statement/Form S-4 shall include disclosure regarding the Company and its management, operations and financial condition. Accordingly, the Company agrees to as promptly as reasonably practical provide Parent with such information as shall be requested by Parent for inclusion in or attachment to the Proxy Statement/Form S-4, and that such information is accurate in all material respects and complies as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder. The Company understands that such information shall be included in the Proxy Statement/Form S-4 or responses to comments from the SEC or its staff in connection therewith. In connection with the preparation and filing of the Form S-4 and any amendments thereto, the Company Group shall reasonably cooperate with the Parent and shall make their directors, officers and appropriate senior employees reasonably available to Parent and its counsel in connection with the drafting of such filings and mailings and responding in a timely manner to comments from the SEC.

(i) Notwithstanding anything else to the contrary in this Agreement or any Additional Agreements, Parent may make any public filing with respect to the Merger to the extent required by applicable Law, provided that prior to making any filing that includes information regarding the Company Group, Parent shall provide a copy of the filing to the Company and permit the Company to make revisions to protect confidential or proprietary information of the Company Group.

6.6 Trust Account. Parent covenants that it shall cause the funds in the Trust Account to be disbursed in accordance with the Trust Agreement, including for the payment of (a) all amounts payable to public holders of shares of Parent Common Stock (the “Parent Redemption Amount”), (b) deferred underwriting commissions and the expenses of Parent and the Company Group to the third parties to which they are owed, and (c) the remaining monies in the Trust Account to Parent or the Surviving Corporation after the Closing.

6.7 Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the transactions contemplated under this Agreement, upon the terms and subject to the conditions set forth in this Agreement. No later than one (1) Business Day after the date hereof, Parent, as the sole stockholder of Merger Sub, shall take all necessary action to adopt this Agreement and approve the Merger and consummation of the other transactions contemplated hereby and shall promptly thereafter provide written evidence of such action to the Company.

6.8 Parent Private Warrant Amendment. Parent shall, and shall use its reasonable best efforts to cause the holders of the Parent Private Warrants and Continental Stock Transfer & Trust Company, in its capacity as the warrant agent thereunder (the “Warrant Agent”), to amend the Warrant Agreement, dated as of August 9, 2021 (as amended, the “Warrant Agreement”), by and between Parent and the Warrant Agent, subject to and effective upon the Closing, to delete the last sentence of Section 2.6 thereof and make such other amendments thereto as reasonably agreed in good faith by Parent and the Company in order for the Parent Private Warrants to be accounted for as equity (rather than as liabilities) under U.S. GAAP, SEC requirements (including the SEC Warrant Pronouncement) and other applicable Law (the “Parent Private Warrant Amendment”).

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ARTICLE VII
COVENANTS OF THE COMPANY

7.1 Reporting; Compliance with Laws; No Insider Trading. During the Interim Period,

(a) The Company shall, on behalf of the Company Group, duly and timely file all Tax Returns required to be filed with the applicable Taxing Authorities and pay any and all Taxes due and payable during such time period.

(b) The Company shall duly observe and conform in all material respects to all applicable Law, including the Exchange Act, and Orders.

(c) The Company shall not, and it shall direct its Representatives to not, directly or indirectly, (i) purchase or sell (including entering into any hedge transaction with respect to) any Parent Common Stock, Parent Unit, Parent Warrant or Parent Right, except in compliance with all applicable securities Laws, including Regulation M under the Exchange Act; (ii) use or disclose or permit any other Person to use or disclose any information that Parent or its Affiliates has made or makes available to the Company and its Representatives in violation of the Exchange Act, the Securities Act or any other applicable securities Law; or (iii) disclose to any third party any non-public information about the Company, Parent, the Merger or the other transactions contemplated hereby or by any Additional Agreement.

7.2 Commercially Reasonable Efforts to Obtain Consents. The Company shall use its commercially reasonable efforts to obtain any required Company Consent.

7.3 Company’s Stockholders Approval.

(a) As promptly as reasonably practicable after the S-4 Effective Date and in any event within five (5) Business Days following the S-4 Effective Date (the “Company Stockholder Written Consent Deadline”), the Company shall obtain and deliver to Parent a true, complete and correct copy of a written consent (in form and substance reasonably satisfactory to Parent) evidencing the Company Stockholder Approval that is duly executed by the Company Stockholders that hold at least the requisite number and class of issued and outstanding shares of Company Capital Stock required to obtain the Company Stockholder Approval (the “Company Stockholder Written Consent”).

(b) The Company’s Board of Directors shall recommend that the Company Stockholders vote in favor of this Agreement, the Additional Agreements to which the Company is or will be a party, the transactions contemplated hereby and thereby and other related matters, and neither the Company’s Board of Directors, nor any committee thereof, shall withhold, withdraw, amend, modify, change or propose or resolve to withhold, withdraw, amend, modify or change, in each case in a manner adverse to Parent, the recommendation of the Company’s Board of Directors.

7.4 Additional Financial Information. The Company shall provide Parent with the Company’s audited financial statements for the twelve month periods ended December 31, 2020 and 2019 consisting of the audited consolidated balance sheets as of such dates, the audited consolidated income statements for the twelve month period ended on such date, and the audited consolidated cash flow statements for the twelve month period ended on such date. No later than March 15, 2022, the Company will provide Parent with the Company’s audited financial statements for the twelve month period ended December 31, 2021 consisting of the audited consolidated balance sheets as of such date, the audited consolidated income statements for the twelve month period ended on such date, and the audited consolidated cash flow statements for the twelve month period ended on such date (the “2021 Year End Financials”). Subsequent to the delivery of the 2021 Year End Financials, the Company’s consolidated interim financial information for each quarterly period thereafter shall be delivered to Parent no later than forty (40) calendar days following the end of each quarterly period and consolidated interim monthly information for each month thereafter shall be delivered to Parent no later than twenty-five (25) days following the end of each month (the “Required Financial Statements”). All of the financial statements to be delivered pursuant to this Section 7.4, shall be prepared under U.S. GAAP in accordance with requirements of the Public Company Accounting Oversight Board for public companies. The Required Financial Statements shall be accompanied by a certificate of the Chief Executive Officer of the Company to the effect that all such financial statements fairly present the financial position and results of operations of the Company as of the date or for the periods indicated, in accordance with U.S. GAAP, except as otherwise indicated in such statements and subject to year-end audit adjustments. The Company will promptly provide additional Company financial information

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(including information required to prepare a Management Discussion and Analysis) reasonably requested by Parent for inclusion in the Proxy Statement and any other filings to be made by Parent with the SEC.

7.5 Lock-Up Agreements. Prior to the Closing, the Company shall cause those persons set forth on Schedule 7.5 to enter into a Company Lock-Up Agreement with Parent to be effective as of the Closing, pursuant to which the Merger Consideration Shares shall be subject to a lock-up in accordance with the terms and conditions more fully set forth in the Company Lock-Up Agreements. Prior to the Closing, Parent shall cause the Sponsor to enter into a Sponsor Lock-Up Agreement with Parent to be effective as of the Closing, pursuant to which the Merger Consideration Shares shall be subject to a lock-up in accordance with the terms and conditions more fully set forth in the Sponsor Lock-Up Agreement.

7.6 Amended Parent Charter. Prior to the Effective Time, subject to the Parent Stockholder Approval, Parent shall duly amend and restate its certificate of incorporation to be in the form of the Amended Parent Charter by filing the Amended Parent Charter with the Delaware Secretary of State.

7.7 No Dividends or Extraordinary Bonuses Until 6 Months After Closing. Except as expressly contemplated by this Agreement or the Additional Agreements, or as required by applicable Law, from the Closing Date until 6 months after the date thereof, neither the Surviving Corporation nor Parent shall, or permit its Subsidiaries to: (a) pay, declare or promise to pay any dividends, distributions or other amounts with respect to its capital stock or other equity securities; or (b) pay, declare or promise to pay, any bonus to any employee, except (i) year-end bonuses arising by operation of Law or by previously existing contract (without limit), and/or (ii) on-going bonuses arising by operation of Law or by previously existing contract in an aggregate annual amount not to exceed $200,000.

7.8 Application Filing for PRC Company Owned IP. The Company agrees and covenants to submit an application to register all of its PRC Company Owned IP, including the PRC IP Assignment Agreements set forth on Schedule 4.20(h), with the Copyright Protection Centre of China and exercise its reasonable best efforts to obtain relevant agency approval of all such applications prior to Closing; provided, however, that the Parties acknowledge and agree that obtaining the approvals contemplated by this Section 7.8 shall not be a condition to Closing.

7.9 Nasdaq Listing Requirements. From and after the date as of which the Parent Stockholder Approval is obtained, and until the Closing, the Company agrees and covenants to take all actions necessary and/or appropriate to cause and ensure that the listing requirements set forth under Nasdaq Rule 5505(b)(2) with respect to the Parent, are satisfied.

7.10 Employment Agreements. The Company shall use its commercially reasonable efforts to enter into on or prior to Closing an employment agreement with each of the Key Personnel identified on Schedule 1.1(A) hereto, which employment agreement may contain restrictive covenant agreements as may be mutually agreed upon by the Company and Parent.

ARTICLE VIII
COVENANTS OF ALL PARTIES HERETO

8.1 Commercially Reasonable Efforts; Further Assurances; Governmental Consents.

(a) Except in relation to Antitrust Laws, which are addressed in Section 8.1(c), subject to the terms and conditions of this Agreement, each party shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable Laws, or as reasonably requested by the other parties, to consummate and implement expeditiously each of the transactions contemplated by this Agreement, including using its reasonable best efforts to (i) obtain all necessary actions, nonactions, waivers, consents, approvals and other authorizations from all applicable Authorities prior to the Effective Time; (ii) avoid an Action by any Authority, and (iii) execute and deliver any additional instruments necessary to consummate the transactions contemplated by this Agreement. The parties shall execute and deliver such other documents, certificates, agreements and other writings and take such other actions as may be necessary or desirable in order to consummate or implement expeditiously each of the transactions contemplated by this Agreement.

(b) Except in relation to Antitrust Laws, which are addressed in Section 8.1(c), subject to applicable Law, each of the Company and Parent agrees to (i) reasonably cooperate and consult with the other regarding obtaining and making all notifications and filings with Authorities, (ii) furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any notifications or filings, (iii) keep the

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other reasonably apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement, including promptly furnishing the other with copies of notices and other communications received by such party from, or given by such party to, any third party or any Authority with respect to such transactions, (iv) permit the other party to review and incorporate the other party’s reasonable comments in any communication to be given by it to any Authority with respect to any filings required to be made with, or action or nonactions, waivers, expirations or terminations of waiting periods, clearances, consents or orders required to be obtained from, such Authority in connection with execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement and (v) to the extent reasonably practicable, consult with the other in advance of and not participate in any meeting or discussion relating to the transactions contemplated by this Agreement, either in person or by telephone, with any Authority in connection with the proposed transactions unless it gives the other party the opportunity to attend and observe; provided, however, that, in each of clauses (iii) and (iv) above, that materials may be redacted (A) to remove references concerning the valuation of such party and its Affiliates, (B) as necessary to comply with contractual arrangements or applicable Laws, and (C) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

(c) Cooperation With Respect to Regulatory Approvals.

(i) Subject to the terms and conditions of this Agreement, each party shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable Laws, and cooperate as reasonably requested by the other parties, to consummate and implement expeditiously each of the transactions contemplated by this Agreement. The parties hereto shall execute and deliver such other documents, certificates, agreements and other writings and take such other actions as may be necessary or reasonably desirable in order to consummate or implement expeditiously each of the transactions contemplated by this Agreement.

(ii) Promptly after the date hereof, to the extent required by applicable Law, Parent and the Company agree to make any filings as may be required by any applicable competition, antitrust or investment Laws, rules or regulations and to take all other actions necessary, proper, or advisable in order to obtain the clearance, termination, or expiration of any applicable regulatory waiting period. In furtherance of the foregoing, each of the Parent and the Company shall prepare and file, or shall cause their respective ultimate parent entities to prepare and file, as promptly as practicable but not later than ten (10) Business Days after the date of this Agreement, with the Antitrust Division of the U.S. Department of Justice (“DOJ”) and the U.S. Federal Trade Commission (“FTC”) a Notification and Report Form as required under the HSR Act in connection with the transactions contemplated by this Agreement. Each of the Parent and the Company agree to promptly and in good faith respond to all information requested of it by the FTC, DOJ, any other Authority in connection with such notification and otherwise cooperate in good faith with each other and such Authorities. To the extent permitted by applicable Laws and redaction where necessary. each party will promptly furnish to the other such information and assistance as the other may reasonably request in connection with its preparation of any filing or submission that is necessary under the HSR Act and will use commercially reasonable efforts to cause the expiration or termination of the applicable waiting periods as soon as practicable, including, if appropriate, by requesting early termination of the HSR waiting period. Neither Parent nor the Company shall, and each shall use its commercially reasonable efforts to cause their respective Affiliates not to, directly or indirectly take any action, including, directly or indirectly, acquiring or investing in any Person or acquiring, leasing or licensing any assets, or agreement to do any of the foregoing, if doing so would reasonably be expected to impose any material delay in the obtaining of, or significantly increase the risk of not obtaining, any required approval under the HSR Act.

(iii) Without limiting the foregoing, Parent and the Company shall: (i) promptly inform the other of any material communication to or from the FTC, the DOJ or any other Authority with respect to Antitrust Laws regarding the transactions contemplated by this Agreement; (ii) permit each other to review reasonably in advance any proposed material written communication to any such Authority and incorporate reasonable comments thereto; (iii) give the other prompt written notice of the commencement of any Action with respect to such transactions under Antitrust Laws; (iv) not agree to participate in any material telephonic, video, or in-person meeting or discussion with any such Authority in respect of any filing, investigation or inquiry concerning this Agreement or the transactions contemplated by this Agreement with respect to Antitrust Laws unless, to the extent reasonably practicable, it consults with the other party in advance and, to the extent permitted by such Authority, gives the other party the opportunity to attend; (v) keep the other

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reasonably informed as to the status of any such Action; and (vi) promptly furnish each other with copies of all material correspondence, filings (except for filings made under the HSR Act) and written communications (and memoranda setting forth the substance of all material oral communications) between such party and their Subsidiaries and their respective Representatives and advisors, on one hand, and any such Authority, on the other hand, in each case, with respect to this Agreement and the transactions contemplated by this Agreement with respect to Antitrust Laws; provided that materials required to be supplied pursuant to this section may be redacted (1) to remove references concerning the valuation of the Company, (2) as necessary to comply with contractual arrangements, (3)as necessary to comply with applicable Law, and (4) as necessary to address reasonable privilege or confidentiality concerns; provided further, that a party may reasonably designate any competitively sensitive material provided to another party under this Section 8.1(c) as “Outside Counsel Only”.

(d) During the Interim Period, Parent, on the one hand, and the Company, on the other hand, shall each notify the other in writing promptly after learning of any stockholder demands or other stockholder Action (including derivative claims) relating to this Agreement, any of the Additional Agreements or any matters relating thereto commenced against Parent, any of the Parent Parties or any of its or their respective Representatives in their capacity as a representative of a Parent Party or against any member of the Company Group (collectively, the “Transaction Litigation”). The Parent shall control the negotiation, defense and settlement of any such Transaction Litigation brought against the Parent, the Merger Sub or members of the boards of directors of the Parent or Merger Sub and the Company shall control the negotiation, defense and settlement of any such Transaction Litigation brought against any member of the Company Group or the members of their boards of directors; provided, however, that in no event shall the Company or the Parent settle, compromise or come to any arrangement with respect to any Transaction Litigation, or agree to do the same, without the prior written consent of the other party (not to be unreasonably withheld, conditioned or delayed; provided, that it shall be deemed to be reasonable for Parent (if the Company is controlling the Transaction Litigation) or the Company (if the Parent is controlling the Transaction Litigation) to withhold, condition or delay its consent if any such settlement or compromise (A) does not provide for a legally binding, full, unconditional and irrevocable release of each Parent Party (if the Company is controlling the Transaction Litigation) or the Company and its Subsidiaries and related parties (if the Parent is controlling the Transaction Litigation) and its respective Representative that is the subject of such Transaction Litigation, (B) provides for any non-monetary, injunctive, equitable or similar relief against any Parent Party (if the Company is controlling the Transaction Litigation) or the Company and its Subsidiaries and related parties (if the Parent is controlling the Transaction Litigation) or (C) contains an admission of wrongdoing or Liability by a Parent Party (if the Company is controlling the Transaction Litigation) or the Company and its Subsidiaries and related parties (if the Parent is controlling the Transaction Litigation) and its respective Representative that is the subject of such Transaction Litigation. Parent and the Company shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation, (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation and (iv) reasonably cooperate with each other.

8.2 Compliance with SPAC Agreements. Without the prior written consent of the Company, during the Interim Period, Parent shall (a) comply with the Trust Agreement, the Underwriting Agreement, dated as of August 9, 2021, by and between Parent and Chardan Capital Markets, LLC and (b) enforce the terms of (i) the letter agreement, dated as of August 9, 2021, by and among Parent, the Sponsor and each of the officers and directors of Parent named therein, and (ii) the Stock Escrow Agreement, dated as of August 9, 2021, by and among Parent, Continental Stock Transfer & Trust Company, as escrow agent, and the Sponsor and the other stockholders of Parent named therein.

8.3 Confidentiality. Except as necessary to complete the SEC Statement, the other Offer Documents or any Other Filings, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall comply with the Confidentiality Agreement.

8.4 Directors’ and Officers’ Indemnification and Liability Insurance.

(a) All rights to indemnification for acts or omissions occurring through the Closing Date now existing in favor of the current directors and officers of the Company or its Subsidiaries or the Parent Parties and Persons who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of the Company or its Subsidiaries or the Parent

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Parties, as provided in their respective organizational documents or in any indemnification agreements shall survive the Merger and shall continue in full force and effect in accordance with their terms. For a period of six (6) years after the Effective Time, Parent shall cause the organizational documents of Parent and the Surviving Corporation and their respective Subsidiaries to contain provisions no less favorable with respect to exculpation and indemnification of and advancement of expenses than are set forth as of the date of this Agreement in the organizational documents of, with respect to Parent, Parent, and with respect to the Surviving Corporation and its Subsidiaries, the Company and its Subsidiaries, as applicable, to the extent permitted by applicable Law.

(b) Prior to the Closing, Parent and the Company shall reasonably cooperate in order to obtain directors’ and officers’ liability insurance for Parent and the Company that shall be effective as of Closing and will cover (i) those Persons who were directors and officers of the Company prior to the Closing and (ii) those Persons who will be the directors and officers of Parent and its Subsidiaries (including the Surviving Corporation after the Effective Time) at and after the Closing on terms not less favorable than the better of (x) the terms of the current directors’ and officers’ liability insurance in place for the Company’s directors and officers and (y) the terms of a typical directors’ and officers’ liability insurance policy for a company whose equity is listed on Nasdaq which policy has a scope and amount of coverage that is reasonably appropriate for a company of similar characteristics (including the line of business and revenues) as the Company.

(c) The provisions of this Section 8.4 are intended to be for the benefit of, and shall be enforceable by, each Person who will have been a director or officer of the Company or Parent for all periods ending on or before the Closing Date and may not be changed with respect to any officer or director without his or her written consent.

(d) Prior to the Effective Time, the Company shall obtain and fully pay the premium for a six year prepaid “tail” policy for the extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ liability insurance policies, for claims reporting or discovery period of six years from and after the Effective Time, on terms and conditions providing coverage retentions, limits and other material terms (other than premiums payable) substantially equivalent to the current policies of directors’ and officers’ liability insurance maintained by the Company with respect to matters arising on or before the Effective Time, covering without limitation the transactions contemplated hereby.

(e) Parent shall obtain and deliver to the Company resignations executed by each director of Parent in office immediately prior to the Effective Time, such resignations to be effective as of immediately prior to the Effective Time.

8.5 Parent Public Filings; Nasdaq. During the Interim Period, Parent will keep current and timely file all of its public filings with the SEC and otherwise comply in all material respects with applicable securities Laws, and shall use its reasonable best efforts prior to the Closing to maintain the listing of the Parent Units, the Parent Warrants and the Parent Rights on Nasdaq. During the Interim Period, and subject to the Company’s compliance with the provisions of Section 7.9, Parent shall use its reasonable best efforts to cause (a) Parent’s initial listing application with Nasdaq in connection with the transactions contemplated by this Agreement to have been approved; (b) all applicable initial and continuing listing requirements of Nasdaq to be satisfied; and (c) the Parent Common Stock, including the Merger Consideration Shares, the Parent Warrants and the Parent Rights to be approved for listing on Nasdaq, subject to official notice of issuance, in each case, as promptly as reasonably practicable after the date of this Agreement and in any event prior to the Effective Time.

8.6 Certain Tax Matters. Each of Parent and the Company shall use its reasonable best efforts to cause the Merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Neither Parent nor the Company shall take any action, or fail to take any action, that could reasonably be expected to cause the Merger to fail to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Parent and the Company intend to report and, except to the extent otherwise required by a change in Law, shall report, for U.S. federal income tax purposes, the Merger as a “reorganization” within the meaning of Section 368(a) of the Code, unless otherwise required by applicable Law.

8.7 Parent Equity Incentive Plan. Immediately after the Closing, Parent shall adopt a new equity incentive plan (such agreement not to be unreasonably withheld, conditioned or delayed) (the “Parent Equity Incentive Plan”) upon such terms as Parent and the Company shall mutually agree. The Parent Equity Incentive Plan shall have such number of shares available for issuance in total equal to ten percent (10%) of the Parent Common Stock to be issued and outstanding immediately after the Closing.

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8.8 Assurance Arrangements. Each of Parent and the Company shall, and shall cause its respective Representatives to, use their commercially reasonable efforts, and negotiate in good faith, during the period from and after the date hereof through the date that is seven (7) days after the date hereof (the “Assurance Arrangement Negotiation Period”) to enter into an assurance agreement, Parent’s initial draft of which is attached hereto as Exhibit N and which remains subject to further negotiation and changes as mutually agreed by the Parties (the “Assurance Agreement”), and related escrow agreement, Parent’s initial draft of which is attached hereto as Exhibit O and which remains subject to further negotiation and changes as mutually agreed by the Parties.

ARTICLE IX
CONDITIONS TO CLOSING

9.1 Condition to the Obligations of the Parties. The obligations of all of the parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction or written waiver (where permissible) by Parent and the Company of all the following conditions:

(a) No Authority shall have enacted, issued, promulgated, enforced or entered any Law or Order which is then in effect that makes the transactions contemplated by this Agreement illegal or otherwise prohibits consummation of such transactions.

(b) (i) All applicable waiting periods under the HSR Act with respect to the Merger shall have expired or been terminated, and (ii) each consent, approval or authorization of any Authority required of Parent, the Company or any of their respective Subsidiaries to consummate the Merger as may be reasonably agreed upon by the Parties after the date hereof shall have been obtained and shall be in full force and effect.

(c) There shall not be any Action commenced or asserted in writing (and not orally) by any Authority to enjoin or otherwise materially restrict the consummation of the Closing.

(d) After giving effect to any redemption of shares of Parent Common Stock in connection with the transactions contemplated by this Agreement, Parent shall have net tangible assets of at least $5,000,001 upon consummation of the Merger.

(e) The Company Stockholder Approval shall have been obtained.

(f) Each of the Required Parent Proposals shall have been approved at the Parent Stockholder Meeting or at any adjournment or postponement thereof.

(g) Parent’s initial listing application with Nasdaq in connection with the transactions contemplated by this Agreement shall have been conditionally approved and, immediately following the Effective Time, Parent shall satisfy any applicable initial and continuing listing requirements of Nasdaq, and Parent shall not have received any notice of non-compliance therewith, and the Merger Consideration Shares shall have been approved for listing on Nasdaq.

(h) The Form S-4 shall have become effective in accordance with the provisions of the Securities Act, no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC that remains in effect and no proceeding seeking such a stop order shall have been initiated by the SEC and not withdrawn.

9.2 Conditions to Obligations of Parent and Merger Sub. The obligation of Parent and Merger Sub to consummate the transactions contemplated by this Agreement is subject to the satisfaction, or the waiver in Parent’s sole and absolute discretion, of all the following further conditions:

(a) The Company shall have duly performed or complied with, in all material respects, all of its covenants, agreements and obligations hereunder required to be performed or complied with (without giving effect to any “in all material respects” qualifiers contained therein) by the Company at or prior to the Closing Date.

(b) The representations and warranties of the Company contained in this Agreement (disregarding all qualifications contained therein relating to materiality or Material Adverse Effect), other than the Company Fundamental Representations, shall be true and correct as of the date of this Agreement and as of the Closing Date, as if made at and as of such date (except to the extent that any such representation and warranty is made as of a specific date, in which case such representation and warranty shall be true and correct at and as of such specific date), other than as has not had, or would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect in respect of the Company Group.

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(c) The Company Fundamental Representations (disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect) shall be true and correct in all respects at and as of the date of this Agreement and as of the Closing Date, as if made as of such date (except to the extent that any such representation and warranty is expressly made as of a specific date, in which case such representation and warranty shall be true and correct at and as of such specific date), other than de minimis inaccuracies.

(d) Since the date of this Agreement, there shall not have occurred any Effect in respect of the Company Group, that individually, or together with any other Effect, has had or would reasonably be expected to have a Material Adverse Effect in respect of the Company Group.

(e) Parent shall have received a certificate, dated as of the Closing Date, signed by the Chief Executive Officer of the Company, in such Person’s capacity as an officer of the Company and not in such Person’s individual capacity, certifying the accuracy of the provisions of the foregoing clauses (a), (b), (c) and (d) of this Section 9.2.

(f) Parent shall have received a certificate, dated as of the Closing Date, signed by the Secretary of the Company attaching true, correct and complete copies of (i) the Company Certificate of Incorporation, certified as of a recent date by the Secretary of State of the State of Delaware; (ii) the Company’s Bylaws; (iii) copies of resolutions duly adopted by the Board of Directors of the Company authorizing this Agreement, the Additional Agreements to which the Company is a party and the transactions contemplated hereby and thereby and the Company Stockholder Written Consent; and (iv) a certificate of good standing of the Company, certified as of a recent date by the Secretary of State of the State of Delaware.

(g) Each of the Company and the Company Securityholders, as applicable, shall have duly executed and delivered to Parent a copy of each Additional Agreement to which the Company or such Company Securityholder, as applicable, is a party.

(h) The Company shall have delivered to Parent a duly executed certificate conforming to the requirements of Sections 1.897-2(h)(1)(i) and 1.1445-2(c)(3)(i) of the United States Treasury regulations, and a notice to be delivered to the United States Internal Revenue Service as required under Section 1.897-2(h)(2) of the United States Treasury regulations, each dated no more than thirty (30) days prior to the Closing Date and in form and substance reasonable acceptable to Parent.

(i) Not more than five percent (5%) of the issued and outstanding shares of Company Common Stock shall constitute Dissenting Shares.

(j) The Company shall have delivered to Parent the financial statements required to be included in the Parent SEC Documents.

(k) The Company shall have complied in all respects with the provisions of Section 7.8 (Application Filing for PRC Company Owned IP).

9.3 Conditions to Obligations of the Company. The obligations of the Company to consummate the transactions contemplated by this Agreement is subject to the satisfaction, or the waiver in the Company’s sole and absolute discretion, of all of the following further conditions:

(a) Parent and Merger Sub shall each have duly performed or complied with, in all material respects, all of its respective covenants, agreements and obligations hereunder required to be performed or complied with (without giving effect to any “in all material respects” qualifiers contained therein) by Parent or Merger Sub, as applicable, at or prior to the Closing Date.

(b) The representations and warranties of Parent and Merger Sub contained in this Agreement (disregarding all qualifications contained therein relating to materiality or Material Adverse Effect), other than the Parent Fundamental Representations, shall be true and correct as of the date of this Agreement and as of the Closing Date, as if made at and as of such date (except to the extent that any such representation and warranty is made as of a specific date, in which case such representation and warranty shall be true and correct at and as of such specific date), other than as has not had, or would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect in respect of the Parent Parties.

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(c) The Parent Fundamental Representations (disregarding all qualifications and exceptions contained therein relating to materiality or Material Adverse Effect) shall be true and correct in all respects at and as of the date of this Agreement and as of the Closing Date, as if made as of such date (except to the extent that any such representation and warranty is expressly made as of a specific date, in which case such representation and warranty shall be true and correct at and as of such specific date), other than de minimis inaccuracies.

(d) Since the date of this Agreement, there shall not have occurred any Effect in respect of Parent that individually, or together with any other Effect, has had or would reasonably be expected to have a Material Adverse Effect in respect of Parent.

(e) The Company shall have received a certificate, dated as of the Closing Date, signed by the Chief Executive Officer of Parent accuracy of the provisions of the foregoing clauses (a), (b), (c) and (d) of this Section 9.3.

(f) The Amended Parent Charter, in the form attached hereto as Exhibit F, shall have been filed with the Delaware Secretary of State and become effective.

(g) The Company shall have received a certificate, dated as of the Closing Date, signed by the Secretary of Parent attaching true, correct and complete copies of (i) the amended and restated certificate of incorporation of Parent, certified as of a recent date by the Secretary of State of the State of Delaware; (ii) bylaws of Parent, (iii) copies of resolutions duly adopted by the Board of Directors of Parent authorizing this Agreement, the Additional Agreements to which Parent is a party and the transactions contemplated hereby and thereby and the Parent Proposals; and (iv) a certificate of good standing of Parent, certified as of a recent date by the Secretary of State of the State of Delaware.

(h) The Company shall have received a certificate, dated as of the Closing Date, signed by the Secretary of Merger Sub attaching true, correct and complete copies of (i) copies of resolutions duly adopted by the Board of Directors and sole stockholder of Merger Sub authorizing this Agreement, the Additional Agreements to which Merger Sub is a party and the transactions contemplated hereby and thereby and (ii) a certificate of good standing of Merger Sub, certified as of a recent date by the Secretary of State of the State of Delaware.

(i) Each of Parent, Sponsor or other stockholder of Parent, as applicable, shall have executed and delivered to the Company a copy of each Additional Agreement to which Parent, Sponsor or such other stockholder of Parent, as applicable, is a party.

(j) Parent shall have delivered to the Company true and complete copies of the resignations from the Parent Board of Directors of all directors of the Parent Board of Directors, effective as of immediately prior to the Effective Time.

(k) The size and composition of the post-Effective Time Parent Board of Directors shall have been established as set forth in Section 2.8.

ARTICLE X
TERMINATION

10.1 Termination Without Default.

(a) In the event that the Closing of the transactions contemplated hereunder has not occurred by the six (6)-month anniversary of the date of this Agreement (as may be extended as provided in the immediately following proviso, the “Outside Closing Date”) (provided that, if the SEC has not declared the Proxy Statement/Form S-4 effective on or prior to the six (6)-month anniversary of the date of this Agreement, the Outside Closing Date shall be automatically extended by one (1) month), then Parent and the Company shall each have the right, in its sole discretion, to terminate this Agreement; provided that the material breach of any representation, warranty, covenant or obligation under this Agreement by such Party (i.e., Parent or the Merger Sub, on one hand, or the Company, on the other hand) seeking to terminate this Agreement was not the cause of, or did not result in, the failure of the Closing to occur on or before the Outside Closing Date. Such right may be exercised by Parent or the Company, as the case may be, giving written notice to the other at any time after the Outside Closing Date but not after the Closing has occurred.

(b) In the event an Authority shall have issued an Order or enacted a Law, having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger, which Order or Law is final and non-appealable, Parent and the Company shall each have the right, in its sole discretion, to terminate this Agreement.

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(c) The Parent and the Company shall each have the right, in its sole discretion, to terminate this Agreement if, at the Parent Stockholder Meeting (including any postponements or adjournments thereof), the Required Parent Proposals shall fail to be approved by the affirmative vote of Parent stockholders required under Parent’s organizational documents and applicable Law.

(d) This Agreement may be terminated at any time by mutual written consent of the Company and Parent duly authorized by each of their respective boards of directors.

10.2 Termination Upon Default.

(a) Parent may terminate this Agreement by giving notice to the Company, without prejudice to any rights or obligations Parent or Merger Sub may have: (i) at any time prior to the Closing Date if (x) the Company shall have breached any representation, warranty, agreement or covenant contained herein to be performed on or prior to the Closing Date, which has rendered or would reasonably be expected to render the satisfaction of any of the conditions set forth in Section 9.2(a), Section 9.2(b) or Section 9.2(c) impossible; (y) such breach cannot be cured or, if such breach is capable of being cured, such breach is not cured by the earlier of the Outside Closing Date and thirty (30) days following receipt by the Company of a written notice from Parent describing in reasonable detail the nature of such breach; or (ii) at any time after the Company Stockholder Written Consent Deadline if the Company has not previously received the Company Stockholder Approval (provided, that upon the Company receiving the Company Stockholder Approval, Parent shall no longer have any right to terminate this Agreement under this clause (ii)); provided, however that no Parent Party is then in breach of this Agreement so as to prevent the conditions to Closing set forth in Section 9.3(a), Section 9.3(b) or Section 9.3(c) from being satisfied.

(b) The Company may terminate this Agreement by giving notice to Parent, without prejudice to any rights or obligations the Company may have, if: (i) Parent shall have breached any of its covenants, agreements, representations, and warranties contained herein to be performed on or prior to the Closing Date, which has rendered or would reasonably be expected to render the satisfaction of any of the conditions set forth in Section 9.3(a), Section 9.3(b) or Section 9.3(c) impossible; and (ii) such breach cannot be cured or is not cured by the earlier of the Outside Closing Date and thirty (30) days following receipt by Parent of a written notice from the Company describing in reasonable detail the nature of such breach ; provided, however that Company is not then in breach of this Agreement so as to prevent the conditions to Closing set forth in Section 9.2(a), Section 9.2(b) or Section 9.2(c) from being satisfied.

(c) Parent may terminate this Agreement by giving notice to the Company, without liability to the Company for breach of its obligations set forth in Section 8.8 or prejudice to any rights or obligations Parent or Merger Sub may have, if the Company, Parent and their respective Affiliates, as applicable, have not by the end of the Assurance Arrangement Negotiation Period executed and delivered pursuant to Section 8.8 each of the Assurance Agreement and the Assurance Escrow Agreement; provided, that the termination notice contemplated by this Section 10.2(c) shall be delivered by Parent no later than the date that is five (5) days following the expiration of the Assurance Arrangement Negotiation Period and if such notice is not delivered prior to such date, the termination right of Parent set forth in this clause (c) shall immediately terminate and be of no further force or effect.

10.3 Effect of Termination. If this Agreement is terminated pursuant to this ARTICLE X, this Agreement shall become void and of no further force or effect without liability of any party (or any shareholder, director, officer, employee, Affiliate, agent, consultant or representative of such party) to the other parties hereto; provided that, nothing herein shall relieve any party hereto from liability for such party’s willful breach of its covenants and agreements hereunder or its intentional fraud or willful misconduct prior to the termination of this Agreement. The provisions of Section 8.3, this Section 10.3 and ARTICLE XI, and the Confidentiality Agreement, shall survive any termination hereof pursuant to this ARTICLE X.

ARTICLE XI
INDEMNIFICATION

11.1 Indemnification of Parent. Subject to the terms and conditions of this Article XI and from and after the Closing Date, the Company Securityholders (the “Indemnifying Parties”) hereby jointly and severally agree to indemnify and hold harmless Parent (the “Indemnified Party”), against and in respect of any and all out-of-pocket loss, cost, payment, demand, penalty, forfeiture, expense, liability, judgment, deficiency or damage (including actual costs of investigation and attorneys’ fees and other costs and expenses) (each a “Loss” and collectively “Losses”) incurred or sustained by

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the Parent, the Surviving Corporation and/or any of their respective Affiliates and Subsidiaries, to the extent resulting from (a) any breach or inaccuracy in any representation or warranty set forth in Article IV or the certificate delivered in satisfaction of the condition set forth in Section 9.2(e) or (b) any breach of any covenant of the Company contained in this Agreement. Except for claims against the Company for intentional fraud, willful misconduct or any breach of Section 4.9(b) or Section 4.9(c), (i) the Indemnified Party shall not assert any claim under the foregoing clause (a) of this Section 11.1, and shall not be entitled to indemnification, (A) in respect of any such claim (or series of claims arising out of the same or similar facts) unless the aggregate amount of Losses for such claim (or such series of claims) equals or exceeds $50,000, and (B) unless and until the aggregate amount of all Losses indemnifiable hereunder in accordance with the immediately preceding clause (A) exceeds an amount equal to $250,000 (the “Indemnity Threshold”), in which event the Indemnifying Parties shall be responsible for all such Losses from the first dollar regardless of such Indemnity Threshold; provided, that, the threshold set forth in clause (A) of this sentence shall continue to apply to each claim (or series of claims arising out of the same or similar facts) made subsequent to the satisfaction of the Indemnity Threshold pursuant to clause (B) of this sentence, and (ii) any liability incurred pursuant to the terms of this Article XI (subject to the immediately preceding clause (i)) shall be paid exclusively from the Indemnification Escrow Shares valued at the VWAP in accordance with the terms of the Indemnification Escrow Agreement.

11.2 Procedure. The following shall apply with respect to all claims by the Indemnified Party for indemnification:

(a) The Indemnified Party Representative shall give the Securityholder Representative prompt notice (an “Indemnification Notice”) of any Losses (including with respect to a third-party action) with respect to which the Indemnified Party Representative seeks indemnification pursuant to Sections 11.1 or 11.2 (a “Third-Party Claim”), which shall describe in reasonable detail the Loss or Losses that have been or may be suffered or incurred by the Indemnified Party. The failure to give the Indemnification Notice shall not impair any of the rights or benefits of such Indemnified Party under Sections 11.1 or 11.2, except to the extent such failure materially and adversely affects the ability of the Securityholder Representative to defend such claim.

(b) In the case of any Third-Party Claims as to which indemnification is sought by the Indemnified Party Representative, the Indemnified Party Representative shall be entitled, at the sole expense and liability of the Indemnifying Parties, to exercise full control of the defense, compromise or settlement of any Third-Party Claim unless the Securityholder Representative, within a reasonable time after the giving of an Indemnification Notice by the Indemnified Party Representative (but in any event within fifteen (15) days thereafter), shall (i) deliver a written confirmation to the Indemnified Party Representative that the indemnification provisions of Sections 11.1 or 11.2 are applicable to such action and the Indemnifying Parties will indemnify the Indemnified Party in respect of such action pursuant to the terms of Sections 11.1 or 11.2 and, notwithstanding anything to the contrary, shall do so without asserting any challenge, defense, limitation on the Indemnifying Parties’ liability for Losses, counterclaim or offset, (ii) notify the Indemnified Party Representative in writing of the intention of the Securityholder Representative to assume the defense thereof, and (iii) retain legal counsel reasonably satisfactory to the Indemnified Party Representative to conduct the defense of such Third-Party Claim.

(c) If the Securityholder Representative assumes the defense of any such Third-Party Claim pursuant to Section 11.2(b), then the Indemnified Party Representative shall cooperate with the Securityholder Representative in any manner reasonably requested in connection with the defense, and the Indemnified Party Representative shall have the right to be kept fully informed by the Securityholder Representative and its legal counsel with respect to the status of any legal proceedings, to the extent not inconsistent with the preservation of attorney-client or work product privilege. If the Securityholder Representative so assumes the defense of any such Third-Party Claim, the Indemnified Party Representative shall have the right to employ separate counsel and to participate in (but not control) the defense, compromise, or settlement thereof, but the fees and expenses of such counsel employed by the Indemnified Party shall be at the expense of the Parent unless (i) the Securityholder Representative has agreed that the Indemnifying Parties will bear and pay such fees and expenses, or (ii) the named parties to any such Third-Party Claim (including any impleaded parties) include the Indemnified Party and an Indemnifying Party and the Indemnified Party Representative shall have been advised by its counsel that there may be a conflict of interest between the Indemnified Party and the Indemnifying Parties in the conduct of the defense thereof, and in any such case the reasonable fees and expenses of such separate counsel shall be borne by the Indemnifying Parties.

(d) If the Securityholder Representative elects to assume the defense of any Third-Party Claim pursuant to Section 11.2(b), the Indemnified Party Representative shall not pay, or permit to be paid, any part of any claim or demand arising from such asserted liability unless the Securityholder Representative withdraws from or fails to adequately prosecute the defense of such asserted liability, or unless a final judgment is entered against the Indemnified Party for such liability.

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If the Securityholder Representative does not elect to defend, or if, after commencing or undertaking any such defense, the Securityholder Representative fails to adequately prosecute or withdraw such defense, the Indemnified Party Representative shall have the right to undertake the defense or settlement thereof, at the Indemnifying Parties’ expense. Notwithstanding anything to the contrary, the Indemnifying Parties shall not be entitled to control, but may participate in, and the Indemnified Party Representative (at the expense of the Indemnifying Parties) shall be entitled to have sole control over, the defense or settlement of (x) that part of any Third-Party Claim (i) that seeks a temporary restraining order, a preliminary or permanent injunction or specific performance against the Indemnified Party, or (ii) to the extent such Third-Party Claim involves criminal allegations against the Indemnified Party or (y) the entire Third-Party Claim if such Third-Party Claim would impose liability on the part of the Indemnified Party in an amount which is greater than the amount as to which the Indemnified Party is entitled to indemnification under this Agreement. In the event the Indemnified Party Representative retains control of the Third-Party Claim, the Indemnified Party Representative will not settle the subject claim without the prior written consent of the Securityholder Representative, which consent will not be unreasonably withheld or delayed.

(e) If the Indemnified Party Representative assumes the defense of any such Third-Party Claim pursuant to Section 11.2 and proposes to settle the same prior to a final judgment thereon or to forgo appeal with respect thereto, then the Indemnified Party Representative shall give the Securityholder Representative prompt written notice thereof and the Securityholder Representative shall have the right to participate in the settlement, assume or reassume the defense thereof or prosecute such appeal, in each case at the Indemnifying Parties’ expense. The Securityholder Representative shall not, without the prior written consent of the Indemnified Party Representative settle or compromise or consent to entry of any judgment with respect to any such Third-Party Claim (i) in which any relief other than the payment of money damages is granted or paid, (ii) in which such Third-Party Claim could be reasonably expected to impose or create a monetary liability on the part of the Indemnified Party (such as an increase in the Indemnified Party’s income Tax) other than the monetary claim of the third party in such Third-Party Claim being paid pursuant to such settlement or judgment, or (iii) which does not include as an unconditional term thereof the giving by the claimant, person conducting such investigation or initiating such hearing, plaintiff or petitioner to the Indemnified Party of a release from all liability with respect to such Third-Party Claim and all other actions (known or unknown) arising or which might arise out of the same facts.

11.3 Payment of Indemnified Losses. In the event that the Indemnified Party is entitled to any indemnification pursuant to this Article XI, Parent shall be paid exclusively from the Indemnification Escrow Shares. For the avoidance of doubt, in the event all Indemnification Escrow Shares have been distributed pursuant to this Article XI, there shall be no further indemnification obligation hereunder. Any and all such indemnification payments shall be treated as an adjustment to the Per Share Merger Consideration for Tax purposes, unless otherwise required by applicable Law.

11.4 Insurance; Tax Benefits. The amount of any Losses giving rise to any indemnification obligation hereunder shall be reduced by an amount equal to any insurance proceeds or other third party reimbursement actually received by the Indemnified Party with respect to such Losses.

11.5 Materiality. For purposes of this Article XI, none of the materiality, “Material Adverse Effect,” or other similar qualifications included in any representation, warranty or covenant of the Company contained in this Agreement shall be disregarded for purposes of determining whether there has been any breach or non-fulfillment thereof or inaccuracy therein; provided, that, if it is determined in accordance with the foregoing provision of this Section 11.5 that there has been a breach or non-fulfillment of, or inaccuracy in, any such representation, warranty or covenant, then all materiality, “Material Adverse Effect,” or other similar qualifications therein shall be disregarded solely for purposes of calculating the amount of Losses resulting from, arising out of, or relating to such breach or non-fulfillment or inaccuracy.

11.6 Effect of Investigation. The representations and warranties of the Company or Parent and Merger Sub, as applicable, and the Indemnified Party’s right to indemnification hereunder, shall not be affected or deemed waived by reason of any investigation made by or on behalf (or capable of being made by or on behalf of) of the Indemnified Party (including by any of their respective Representatives) or by reason of the fact that any Indemnified Party or any of its Representatives knew or should have known that any such representation or warranty is, was or might be inaccurate or by reason of the Indemnified Party’s waiver of any condition set forth in this Article XI, as the case may be.

11.7 Survival of Indemnification Rights. All representations and warranties contained in this Agreement (including all schedules and exhibits hereto and all certificates, documents, instruments and undertakings furnished pursuant to this Agreement) shall survive until the earlier of (i) fifteen (15) months following the Closing, or (ii) the date of the audited consolidated balance sheet of the Parent, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows of the Parent, for the fiscal year of the Closing (the “Survival Period”).

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After the expiration of the Survival Period, the Indemnifying Parties shall have no further liability for indemnification pursuant to this Article XI other than with respect to the claims already made pursuant to and in accordance with the terms and conditions of this Article XI prior to the expiration of the Survival Period. Notwithstanding the foregoing, any claim made pursuant to this Article XI prior to the expiration of the Survival Period that is still pending or unresolved at the end of the Survival Period, shall continue to be covered by this Article XI notwithstanding any applicable statute of limitations (which the Indemnifying Parties hereby waive) or the expiration of the Survival Period, until such matter is finally terminated or otherwise resolved by and between the Indemnified Party Representative and the Securityholder Representative under this Agreement or by a court of competent jurisdiction and any amounts payable hereunder are finally determined and paid.

11.8 Certain Indemnification Matters. The Indemnified Party shall use commercially reasonable efforts to mitigate the amount of its Losses to the extent required under applicable Law. The parties agree that Losses indemnifiable hereunder shall be limited to actual monetary damages only and shall not include punitive, incidental, consequential, special, indirect or treble damages or damages based on loss of future revenue, profits or income, loss of business reputation or opportunity, diminution of value or on any type of multiple (other than any punitive damages actually paid to a claimant in respect of a Third-Party Claim).

11.9 Sole and Exclusive Remedy. Subject to the occurrence of, and from and after, the Closing, except with respect to any claim to the extent based on or arising out of intentional fraud or willful misconduct, the remedies provided in this Article XI shall be deemed the sole and exclusive remedies of the Indemnified Parties with respect to any and all breaches of representations and warranties of the Company stated in Article IV or the certificate delivered in satisfaction of the condition set forth in Section 9.2(e).

11.10 Indemnification Escrow. Upon the release of all or any portion of the Indemnification Escrow Shares pursuant to the Indemnification Escrow Agreement (the “Released Shares”), to the extent a pro rata portion of such Released Shares is attributable to a holder of Parent Preferred Stock, then that certain number of shares of Parent Preferred Stock owned by such holder equal to the number of shares constituting such holder’s pro rata portion of the Released Shares shall be deemed transferred and retired for purposes of Section 4.2(b)(i) of the Amended Parent Charter, and Parent shall take all actions reasonably necessary to effect such cancellation.

ARTICLE XII
MISCELLANEOUS

12.1 Notices. Any notice hereunder shall be sent in writing, addressed as specified below, and shall be deemed given: (a) if by hand or nationally recognized overnight courier service, by 5:00 PM Eastern Time on a Business Day, addressee’s day and time, on the date of delivery, and if delivered after 5:00 PM Eastern Time, on the first Business Day after such delivery; (b) if by electronic mail or facsimile, on the date of transmission with affirmative confirmation of receipt; or (c) three (3) Business Days after mailing by prepaid certified or registered mail, return receipt requested. Notices shall be addressed to the respective parties as follows (excluding telephone numbers, which are for convenience only), or to such other address as a party shall specify to the others in accordance with these notice provisions:

if to the Company (or, following the Closing, the Surviving Corporation or Parent), to:

Apifiny Group Inc.

1675 Broadway, 35th floor

New York, NY 10019

Attn; Haohan Xu, Chief Executive Officer
E-mail: hoahan@apifiny.com

with a copy (which shall not constitute notice) to:

Mayer Brown LLP

1221 Avenue of the Americas

New York, NY 10020

Attn: Phyllis Korff, Esq.; Andrew Noreuil, Esq.

E-mail: pkorff@mayerbrown.com; anoreuil@mayerbrown.com

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if to Parent or Merger Sub (prior to the Closing):

Abri SPAC I, Inc.
9663 Santa Monica Blvd., No. 1091,

Beverly Hills, CA 90210

Attn: Jeffrey Tirman, Chief Executive Officer
E-mail: jtirman@abriadv.com

with a copy (which shall not constitute notice) to:

Loeb & Loeb LLP
345 Park Ave
New York, NY 10154
Attention: Mitchell S. Nussbaum
Fax: 212.504.3013
E-mail: mnussbaum@loeb.com

if to the Securityholder Representative:

Erez Simha
30 West 63 Street,

New York, NY 10023

E-mail: erez.simha@apifiny.com

if to the Indemnified Party Representative:

Abri Ventures I, LLC
9663 Santa Monica Blvd., No. 1091,

Beverly Hills, CA 90210

Attn: Jeffrey Tirman, Chief Executive Officer
E-mail: jtirman@abriadv.com

with a copy (which shall not constitute notice) to:

Loeb & Loeb LLP
345 Park Ave
New York, NY 10154
Attention: Mitchell S. Nussbaum
Fax: 212.504.3013
E-mail: mnussbaum@loeb.com

12.2 Amendments; No Waivers; Remedies.

(a) This Agreement cannot be amended, except by a writing signed by each party, and cannot be terminated orally or by course of conduct. No provision hereof can be waived, except by a writing signed by the party against whom such waiver is to be enforced, and any such waiver shall apply only in the particular instance in which such waiver shall have been given.

(b) Neither any failure or delay in exercising any right or remedy hereunder or in requiring satisfaction of any condition herein nor any course of dealing shall constitute a waiver of or prevent any party from enforcing any right or remedy or from requiring satisfaction of any condition. No notice to or demand on a party waives or otherwise affects any obligation of that party or impairs any right of the party giving such notice or making such demand, including any right to take any action without notice or demand not otherwise required by this Agreement. No exercise of any right or remedy with respect to a breach of this Agreement shall preclude exercise of any other right or remedy, as appropriate to make the aggrieved party whole with respect to such breach, or subsequent exercise of any right or remedy with respect to any other breach.

(c) Except as otherwise expressly provided herein, no statement herein of any right or remedy shall impair any other right or remedy stated herein or that otherwise may be available.

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(d) Notwithstanding anything to the contrary contained herein, but subject to Section 11.8, no party shall seek, nor shall any party be liable for, punitive or exemplary damages under any tort, contract, equity or other legal theory with respect to any breach (or alleged breach) of this Agreement or any provision hereof or any matter otherwise relating hereto or arising in connection herewith.

12.3 Arm’s Length Bargaining; No Presumption Against Drafter. This Agreement has been negotiated at arm’s-length by parties of equal bargaining strength, each represented by counsel or having had but declined the opportunity to be represented by counsel and having participated in the drafting of this Agreement. This Agreement creates no fiduciary or other special relationship between the parties, and no such relationship otherwise exists. No presumption in favor of or against any party in the construction or interpretation of this Agreement or any provision hereof shall be made based upon which Person might have drafted this Agreement or such provision.

12.4 Publicity. Except as required by Law or applicable stock exchange rules and except with respect to the Additional Parent SEC Documents, the parties agree that neither they nor their Representatives shall issue any press release or make any other public disclosure concerning the transactions contemplated hereunder without the prior approval of the other party hereto. If a party is required to make such a disclosure as required by Law or applicable stock exchange rules, the party making such determination will, if practicable in the circumstances, use reasonable commercial efforts to allow the other party reasonable time to comment on such disclosure in advance of its issuance.

12.5 Expenses. Except as otherwise expressly set forth herein, the costs and expenses in connection with this Agreement and the transactions contemplated hereby shall be paid jointly and severally by Parent and the Surviving Corporation upon the Closing. The anticipated costs and expenses of the Company in connection with this Agreement and the transactions contemplated hereby as of the Closing Date are set forth on Schedule 12.5. If the Closing does not take place, each party shall be solely responsible for its own expenses (except that in such event, Parent and the Company shall each bear one-half of the cost of the filing fee paid in connection with any filing under the HSR Act).

12.6 No Assignment or Delegation. No party may assign any right or delegate any obligation hereunder, including by merger, consolidation, operation of law or otherwise, without the written consent of the other party. Any purported assignment or delegation without such consent shall be void.

12.7 Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby, including the applicable statute of limitations, shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Delaware.

12.8 Counterparts; Facsimile Signatures. This Agreement may be executed in counterparts, each of which shall constitute an original, but all of which shall constitute one agreement. This Agreement shall become effective upon delivery to each party of an executed counterpart or the earlier delivery to each party of original, photocopied, or electronically transmitted signature pages that together (but need not individually) bear the signatures of all other parties.

12.9 Entire Agreement. This Agreement, together with the Additional Agreements, sets forth the entire agreement of the parties with respect to the subject matter hereof and thereof and supersedes all prior and contemporaneous understandings and agreements related thereto (whether written or oral), all of which are merged herein. No provision of this Agreement or any Additional Agreement may be explained or qualified by any agreement, negotiations, understanding, discussion, conduct or course of conduct or by any trade usage. Except as otherwise expressly stated herein or in any Additional Agreement, there is no condition precedent to the effectiveness of any provision hereof or thereof. Notwithstanding the foregoing, the Confidentiality Agreement is not superseded by this Agreement or merged herein and shall continue in accordance with its terms, including in the event of any termination of this Agreement.

12.10 Severability. A determination by a court or other legal authority that any provision that is not of the essence of this Agreement is legally invalid shall not affect the validity or enforceability of any other provision hereof. The parties shall cooperate in good faith to substitute (or cause such court or other legal authority to substitute) for any provision so held to be invalid a valid provision, as alike in substance to such invalid provision as is lawful.

12.11 Further Assurances. Each party shall execute and deliver such documents and take such action, as may reasonably be considered within the scope of such party’s obligations hereunder, necessary to effectuate the transactions contemplated by this Agreement.

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12.12 Third Party Beneficiaries. Except as provided in Section 8.4 and Section 12.18, neither this Agreement nor any provision hereof confers any benefit or right upon or may be enforced by any Person not a signatory hereto.

12.13 Waiver. Reference is made to the Prospectus. The Company has read the Prospectus and understands that Parent has established the Trust Account for the benefit of the public shareholders of Parent and the underwriters of the IPO pursuant to the Trust Agreement and that, except for a portion of the interest earned on the amounts held in the Trust Account, Parent may disburse monies from the Trust Account only for the purposes set forth in the Trust Agreement. For and in consideration of Parent agreeing to enter into this Agreement, the Company, for itself and on behalf of the Company Securityholders, hereby agrees that it does not now and shall not at any time hereafter prior to the Closing have any right, title, interest or claim of any kind in or to any monies in the Trust Account as a result of, or arising out of, any negotiations, contracts or agreements with Parent and hereby agrees that it will not seek recourse against the Trust Account for any reason.

12.14 No Other Representations; No Reliance.

(a) NONE OF THE COMPANY, ANY COMPANY SECURITYHOLDER NOR ANY OF THEIR RESPECTIVE REPRESENTATIVES HAS MADE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER RELATING TO THE COMPANY OR THE BUSINESS OR OTHERWISE IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY ADDITIONAL AGREEMENT, OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE IV, IN EACH CASE, AS MODIFIED BY THE SCHEDULES TO THIS AGREEMENT. Without limiting the generality of the foregoing, neither the Company, any Company Securityholder nor any of their respective Representatives has made, and shall not be deemed to have made, any representations or warranties in the materials relating to the Company made available to Parent and its Representatives, including due diligence materials, or in any presentation of the business of the Company by management of the Company or others in connection with the transactions contemplated hereby, and no statement contained in any of such materials or made in any such presentation shall be deemed a representation or warranty hereunder or otherwise or deemed to be relied upon by Parent or Merger Sub in executing, delivering and performing this Agreement, the Additional Agreements or the transactions contemplated hereby or thereby, in each case except for the representations and warranties set forth in ARTICLE IV as modified by the Schedules to this Agreement. It is understood that any cost estimates, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations, including any offering memorandum or similar materials made available by the Company, any Company Securityholder or their respective Representatives are not and shall not be deemed to be or to include representations or warranties of the Company or any Company Securityholder, and are not and shall not be deemed to be relied upon by Parent or Merger Sub in executing, delivering and performing this Agreement, the Additional Agreement and the transactions contemplated hereby or thereby, in each case except for the representations and warranties set forth in ARTICLE IV, in each case, as modified by the Schedules to this Agreement. Except for the specific representations and warranties expressly made by the Company in ARTICLE IV, in each case as modified by the Schedules: (a) Parent acknowledges and agrees that: (i) neither the Company, the Company Securityholders nor any of their respective Representatives is making or has made any representation or warranty, express or implied, at law or in equity, in respect of the Company, the business, assets, liabilities, operations, prospects or condition (financial or otherwise) of the Company, the nature or extent of any liabilities of the Company, the effectiveness or the success of any operations of the Company or the accuracy or completeness of any confidential information memoranda, projections, forecasts or estimates of earnings, or other information (financial or otherwise) regarding the Company furnished to Parent, Merger Sub or their respective Representatives or made available to any Parent Party and their Representatives in any “data rooms,” “virtual data rooms,” management presentations or any other form in expectation of, or in connection with, the transactions contemplated hereby, or in respect of any other matter or thing whatsoever; and (ii) no representative of any Company Securityholder or the Company has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in ARTICLE IV and subject to the limited remedies herein provided; (b) each of Parent and Merger Sub specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that the Company Securityholders and the Company have specifically disclaimed and do hereby specifically disclaim any such other representation or warranty made by any Person; and (c) none of the Company, the Company Securityholders nor any other Person shall have any liability to Parent, Merger Sub or any other Person with respect to any such other representations or warranties, including projections, forecasts, estimates, plans or budgets of future revenue, expenses or expenditures, future results of operations, future cash flows or the future financial condition of the Company or the future business, operations or affairs of the Company. Except as expressly provided in the foregoing provisions of this Section 12.14(a), nothing in this Section 12.14(a) is intended, nor shall it be deemed or construed, to limit or excuse the liability of any Person for intentional fraud or willful misconduct.

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(b) NONE OF THE PARENT, MERGER SUB NOR ANY OF THEIR RESPECTIVE REPRESENTATIVES HAS MADE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER RELATING TO THE PARENT, MERGER SUB, THEIR RESPECTIVE BUSINESSES OR OTHERWISE IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY ADDITIONAL AGREEMENT, OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE V, IN EACH CASE, AS MODIFIED BY THE SCHEDULES TO THIS AGREEMENT AND THE PARENT SEC DOCUMENTS. Without limiting the generality of the foregoing, neither the Parent, the Merger Sub nor any of their respective Representatives has made, and shall not be deemed to have made, any representations or warranties in the materials relating to the Parent and the Merger Sub made available to the Company and the Company Securityholders and their Representatives, including due diligence materials, or in any presentation of the business of the Parent by management of the Parent or others in connection with the transactions contemplated hereby, and no statement contained in any of such materials or made in any such presentation shall be deemed a representation or warranty hereunder or otherwise or deemed to be relied upon by the Company and the Company Securityholders in executing, delivering and performing this Agreement, the Additional Agreements or the transactions contemplated hereby or thereby, in each case except for the representations and warranties set forth in ARTICLE V as modified by the Schedules to this Agreement and the Parent SEC Documents. It is understood that any cost estimates, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations, including any offering memorandum or similar materials made available by the Parent, the Merger Sub or their respective Representatives are not and shall not be deemed to be or to include representations or warranties of the Parent and Merger Sub, and are not and shall not be deemed to be relied upon by the Company or Company Securityholders in executing, delivering and performing this Agreement, the Additional Agreement and the transactions contemplated hereby or thereby, in each case except for the representations and warranties set forth in ARTICLE V, in each case, as modified by the Schedules to this Agreement and the Parent SEC Documents. Except for the specific representations and warranties expressly made by the Parent and Merger Sub in ARTICLE V, in each case as modified by the Schedules and Parent SEC Documents: (a) the Company acknowledges and agrees that: (i) neither the Parent, Merger Sub nor any of their respective Representatives is making or has made any representation or warranty, express or implied, at law or in equity, in respect of the Parent, Merger Sub, the business, assets, liabilities, operations, prospects or condition (financial or otherwise) of the Parent or Merger Sub, the nature or extent of any liabilities of the Parent or Merger Sub, the effectiveness or the success of any operations of the Parent or Merger Sub or the accuracy or completeness of any confidential information memoranda, projections, forecasts or estimates of earnings, or other information (financial or otherwise) regarding the Parent or Merger Sub furnished to the Company, the Company Securityholders or their respective Representatives or made available to the Company, the Company Securityholders and their Representatives in any “data rooms,” “virtual data rooms,” management presentations or any other form in expectation of, or in connection with, the transactions contemplated hereby, or in respect of any other matter or thing whatsoever; and (ii) no Representative of the Parent or Merger Sub has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in ARTICLE V and subject to the limited remedies herein provided; (b) the Company specifically disclaims that it is relying upon or has relied upon any such other representations or warranties that may have been made by any Person, and acknowledges and agrees that the Parent and the Merger Sub have specifically disclaimed and do hereby specifically disclaim any such other representation or warranty made by any Person; and (c) none of the Parent, Merger Sub nor any other Person shall have any liability to the Company, the Company Securityholders or any other Person with respect to any such other representations or warranties, including projections, forecasts, estimates, plans or budgets of future revenue, expenses or expenditures, future results of operations, future cash flows or the future financial condition of the Parent or the future business, operations or affairs of the Parent. Except as expressly provided in the foregoing provisions of this Section 12.14(b), nothing in this Section 12.14(b) is intended, nor shall it be deemed or construed, to limit or excuse the liability of any Person for intentional fraud or willful misconduct.

12.15 Waiver of Jury Trial. THE PARTIES EACH HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING (I) ARISING UNDER THIS AGREEMENT OR UNDER ANY ADDITIONAL AGREEMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY ADDITIONAL AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO OR THERETO OR ANY FINANCING IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH PROCEEDING SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF

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A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 12.15.

12.16 Submission to Jurisdiction. Each of the Parties irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware does not have jurisdiction, a federal court sitting in Wilmington, Delaware) (or any appellate courts thereof), for the purposes of any Action (a) arising under this Agreement or under any Additional Agreement or (b) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Additional Agreement or any of the transactions contemplated hereby or thereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such Action in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Action has been brought in an inconvenient forum. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action (i) arising under this Agreement or under any Additional Agreement or (ii) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Additional Agreement or any of the transactions contemplated hereby or thereby, (A) any claim that it is not personally subject to the jurisdiction of the courts as described in this Section 12.16 for any reason, (B) that it or its property is exempt or immune from the jurisdiction of any such court or from any Action commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the Action in any such court is brought in an inconvenient forum, (y) the venue of such Action is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each Party agrees that service of any process, summons, notice or document by registered mail to such Party’s respective address set forth in Section 11.1 shall be effective service of process for any such Action.

12.17 Remedies. Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their respective obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other Parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.

12.18 Non-Recourse. This Agreement may be enforced only against, and any dispute, claim or controversy based upon, arising out of or related to this Agreement or the transactions contemplated hereby may be brought only against, the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth in this Agreement with respect to such party. No past, present or future director, officer, employee, incorporator, member, partner, shareholder, agent, attorney, advisor, lender or representative or Affiliate of any named party to this Agreement (which Persons are intended third party beneficiaries of this Section 12.18) shall have any liability (whether in contract or tort, at law or in equity or otherwise, or based upon any theory that seeks to impose liability of an entity party against its owners or Affiliates) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of such named party or for any dispute, claim or controversy based on, arising out of, or related to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, and for the purpose of clarification, this Section 12.18 is not intended, nor shall it be deemed or construed, to limit or otherwise affect the rights of the Indemnified Party to indemnification or otherwise in accordance with the provisions of Article XI.

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12.19 Securityholder Representative.

(a) By approving this Agreement and the transactions contemplated hereby or by executing and delivering a Letter of Transmittal, each Company Securityholder shall have irrevocably authorized and appointed Securityholder Representative as such Person’s representative and attorney-in-fact to act on behalf of such Person for all purposes in connection with this Agreement, the Additional Agreements and the agreements ancillary hereto and thereto. The Securityholder Representative shall act as the representative of the Company Securityholders in respect of all matters arising under this Agreement, the Additional Agreements and the agreements ancillary hereto and thereto, and shall be authorized to act, or refrain from acting, with respect to any actions to be taken by or on behalf of the Company Securityholders or the Securityholder Representative, including to enforce any rights granted to the Company Securityholders hereunder and thereunder, in each case as the Securityholder Representative believes is necessary or appropriate under this Agreement, the Additional Agreements and/or the agreements ancillary hereto and thereto, for and on behalf of the Company Securityholders. The Company Securityholders shall be bound by all such actions taken by the Securityholder Representative and the Company Securityholders shall not be permitted to take any such actions.

(b) The Securityholder Representative is serving as the Securityholder Representative solely for purposes of administrative convenience, and is not personally liable for any of the obligations of the Company, any of its Subsidiaries or the Company Securityholders hereunder, and Parent (on behalf of itself and its Affiliates) agrees that it will not look to the Securityholder Representative or the underlying assets of the Securityholder Representative for the satisfaction of any obligations of the Company, any of its Subsidiaries or the Company Securityholders. The Securityholder Representative shall not be liable for any error of judgment, or any action taken, suffered or omitted to be taken, in connection with the performance by the Securityholder Representative of the Securityholder Representative’s duties or the exercise by the Securityholder Representative of the Securityholder Representative’s rights and remedies under this Agreement, any Additional Agreement or any agreement ancillary hereto or thereto, except in the case of its intentional fraud or willful misconduct. No bond shall be required of the Securityholder Representative. The Securityholder Representative may consult with legal counsel, independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken in good faith by it in accordance with the advice of such counsel, accountants or experts. The Securityholder Representative shall not have any duty to ascertain or to inquire as to the performance or observance of any of the terms, covenants or conditions of this Agreement or any Additional Agreement or any agreement ancillary hereto or thereto. Without limiting the generality of the foregoing, the Securityholder Representative shall have the full power and authority to interpret all the terms and provisions of this Agreement and the Additional Agreements or any agreement ancillary hereto or thereto, and to consent to any amendment hereof or thereof on behalf of the Company Securityholders and their respective successors.

(c) Each Company Securityholder, jointly and severally, agrees to indemnify and hold harmless the Securityholder Representative against all fees and expenses (including legal fees and expenses) and other amounts payable or incurred by the Securityholder Representative in connection with the performance of any of its duties under this Agreement or the Additional Agreements, including any such fees, expenses, or other amounts that may be incurred by the Securityholder Representative in connection with any Action to which the Securityholder Representative is made a party by reason of the fact it is or was acting as the Securityholder Representative pursuant to the terms of this Agreement or the Additional Agreements. Notwithstanding the foregoing in this clause (c), in no event will the indemnity contemplated in this clause (c) be paid by the Company Securityholders to the Securityholder Representative in the form of Indemnification Escrow Shares released pursuant to the Indemnification Escrow Agreement.

(d) Parent, the Indemnified Party and the Indemnified Party Representative shall be entitled to rely on all statements, representations, decisions of, and actions taken or omitted to be taken by, the Securityholder Representative as being the statements, representations, decisions of, and actions of Company Securityholders with respect to the matters relating to this Agreement or any Additional Agreement or any agreement ancillary hereto or thereto. Parent, the Indemnified Party and the Indemnified Party Representative shall be entitled to deal solely with the Securityholder Representative (and shall not be required to deal with any Company Securityholder, in his, her or its capacity as such) with respect to the matters relating to this Agreement or any Additional Agreement or any agreement ancillary hereto or thereto.

(e) The Securityholder Representative may resign at any time by giving twenty (20) days’ notice to Parent and the Company Securityholders; provided, however, in the event of the resignation or removal of the Securityholder Representative, a new Securityholder Representative (who shall be reasonably acceptable to Parent)

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shall be appointed by the vote or written consent of a majority of the shares of Parent Common Stock, voting together as a single class (with each such share entitled to one vote), then held by the Company Securityholders as of immediately prior to the Effective Time; provided, further, that if any such vacancy is not so filled within thirty (30) days following the occurrence of such vacancy, the Indemnified Party Representative shall be entitled to appoint a successor Securityholder Representative, and the provisions of this Section 12.19 shall apply in all respects to such successor Securityholder Representative

(f) The appointment of the Securityholder Representative is coupled with an interest and shall be irrevocable by Company Securityholders in any manner or for any reason. This authority granted to the Securityholder Representative shall not be affected by the death, illness, dissolution, disability, incapacity or other inability to act of any principal pursuant to any applicable Law. Erez Simha hereby accepts his appointment as the initial Securityholder Representative. Any decision, act, consent or instruction taken by the Securityholder Representative in accordance with this Section 12.19 on behalf of Company Securityholders (each, an “Securityholder Representative Authorized Action”) shall be final, binding and conclusive on Company Securityholders as fully as if such Persons had taken such Securityholder Representative Authorized Action. The Indemnified Party agrees that the Securityholder Representative, as the Securityholder Representative, shall have no liability to the Indemnified Party for any Authorized Action.

12.20 Indemnified Party Representative.

(a) By approving this Agreement and the transactions contemplated hereby, the Parent shall have irrevocably authorized and appointed the Indemnified Party Representative as such Person’s representative and attorney-in-fact to act on behalf of such Person for all purposes in connection with this Article XI of the Agreement, and the Indemnification Escrow Agreement. The Indemnified Party Representative shall act as the representative of the Indemnified Party in respect of all matters arising under Article XI of this Agreement, and the Indemnification Escrow Agreement, and shall be authorized to act, or refrain from acting, with respect to any actions to be taken by or on behalf of the Parent or the Indemnified Party, including to enforce any rights granted to the Parent under Article XI of this Agreement and under the Indemnification Escrow Agreement, in each case as the Indemnified Party Representative believes is necessary or appropriate under Article XI of this Agreement and under the Indemnification Escrow Agreement, for and on behalf of the Party and/or the Indemnified Party. The Parent (including the Surviving Corporation) and/or the Indemnified Party shall be bound by all such actions taken by the Indemnified Party Representative and the Parent (including the Surviving Corporation) and the Indemnified Party shall not be permitted to take any such actions.

(b) The Indemnified Party Representative is serving as the Indemnified Party Representative solely for purposes of administrative convenience, and is not personally liable for any of the obligations of the Parent, any of its Subsidiaries or the Indemnified Party hereunder, and the Company (on behalf of itself and its Affiliates), the Company Securityholders and the Securityholder Representative agrees that it will not look to the Indemnified Party Representative or the underlying assets of the Indemnified Party Representative for the satisfaction of any obligations of the Parent, any of its Subsidiaries or the Indemnified Party. The Indemnified Party Representative shall not be liable for any error of judgment, or any action taken, suffered or omitted to be taken, in connection with the performance by the Indemnified Party Representative of the Indemnified Party Representative ’s duties or the exercise by the Indemnified Party Representative of the Indemnified Party Representative ’s rights and remedies under Article XI of this Agreement and the Indemnification Escrow Agreement, except in the case of its intentional fraud or willful misconduct. No bond shall be required of the Indemnified Party Representative. The Indemnified Party Representative may consult with legal counsel, independent public accountants and other experts selected by it and shall not be liable for any action taken or omitted to be taken in good faith by it in accordance with the advice of such counsel, accountants or experts. The Indemnified Party Representative shall not have any duty to ascertain or to inquire as to the performance or observance of any of the terms, covenants or conditions of Article XI of this Agreement and/or the Indemnification Escrow Agreement. Without limiting the generality of the foregoing, the Indemnified Party Representative shall have the full power and authority to interpret all the terms and provisions of Article XI of this Agreement and/or the Indemnification Escrow Agreement, and to consent to any amendment hereof or thereof on behalf of the Parent, and the Indemnified Party and their respective successors.

(c) The Company, the Company Securityholders and the Securityholder Representative shall be entitled to rely on all statements, representations, decisions of, and actions taken or omitted to be taken by, the Indemnified Party Representative as being the statements, representations, decisions of, and actions of Parent and/or the Indemnified Party with respect to the matters relating to Article XI of this Agreement and/or the Indemnification

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Escrow Agreement. The Company, the Company Securityholders and the Securityholder Representative shall be entitled to deal solely with the Indemnified Party Representative with respect to the matters relating to this Article XI of this Agreement and/or the Indemnification Escrow Agreement.

(d) The Indemnified Party Representative may resign at any time by giving twenty (20) days’ notice to the Company Securityholders and the Securityholder Representative; provided, however, in the event of the resignation or removal of the Indemnified Party Representative, a new Indemnified Party Representative (who shall be reasonably acceptable to the Securityholder Representative) shall be appointed by the vote or written consent of a majority of the shares of Parent Common Stock, voting together as a single class (with each such share entitled to one vote), then held by the Company Securityholders as of immediately prior to the Effective Time; provided, further, that if any such vacancy is not so filled within thirty (30) days following the occurrence of such vacancy, the Securityholder Representative shall be entitled to appoint a successor Indemnified Party Representative , and the provisions of this Section 12.20 shall apply in all respects to such successor Indemnified Party Representative

(e) The appointment of the Indemnified Party Representative is coupled with an interest and shall be irrevocable by Parent and the Indemnified Party in any manner or for any reason. This authority granted to the Indemnified Party Representative shall not be affected by the death, illness, dissolution, disability, incapacity or other inability to act of any principal pursuant to any applicable Law. Abri Ventures I, LLC hereby accepts his appointment as the initial Indemnified Party Representative . Any decision, act, consent or instruction taken by the Indemnified Party Representative in accordance with this Section 12.20 on behalf of Parent and/or the Indemnified Party (each, an “Indemnified Party Representative Authorized Action”) shall be final, binding and conclusive on Parent and the Indemnified Party as fully as if such Persons had taken such Indemnified Party Representative Authorized Action. The Parent and the Indemnified Party agree that the Indemnified Party Representative, as the Indemnified Party Representative, shall have no liability to the Parent and/or the Indemnified Party for any Indemnified Party Representative Authorized Action.

(f) Parent shall indemnify and hold harmless the Indemnified Party Representative from and against any loss incurred without gross negligence or willful misconduct (as determined in a final and non-appealable judgment of a court of competent jurisdiction) on the part of the Indemnified Party Representative and arising out of or in connection with the acceptance or administration of its duties hereunder. Any expenses or taxable income incurred by the Indemnified Party Representative in connection with the performance of its duties under this Agreement shall not be the personal obligation of the Indemnified Party Representative but shall be payable by and attributable to Parent. The Indemnified Party Representative may also from time to time submit invoices to Parent covering such expenses and liabilities, which shall be paid by Parent promptly following the receipt thereof. Upon the request of Parent, the Indemnified Party Representative shall provide Parent with an accounting of all material expenses and liabilities paid by the Indemnified Party Representative in its capacity as such

12.21 Privileged Communications.

(a) Mayer Brown LLP and the Company’s in-house legal department (collectively, “Company Counsel”) have acted as counsel for the Securityholder Representative and the Company for various matters prior to the Closing, including in connection with this Agreement and the Additional Agreements, the negotiation and documentation of this Agreement and the Additional Agreements, and the consummation of the transactions contemplated by this Agreement and the Additional Agreements (collectively, the “Pre-Closing Engagements”). Parent agrees, on behalf of itself and, after the Closing, on behalf of the Surviving Corporation, that (a) all communications in any form or format whatsoever between or among Company Counsel, on the one hand, and the Securityholder Representative, the Company, or any of their respective Representatives, on the other hand, that relate in any way to the Pre-Closing Engagements (collectively, the “Company Privileged Communications”) will be deemed to be attorney-client privileged, (b) immediately prior to the Closing, without the need for any further action on the part of any Person, all right, title, and interest of the Company in and to any and all Company Privileged Communications shall transfer to and be vested solely in the Securityholder Representative, (c) from and after the Closing, the Company Privileged Communications and the expectation of client confidence relating thereto shall belong solely to the Securityholder Representative and may be controlled by the Securityholder Representative and shall not pass to or be claimed by Parent or the Surviving Corporation, and (d) Company Counsel shall have no duty whatsoever to reveal or disclose any such Company Privileged Communications, or any of its files relating to the Pre-Closing Engagements, to Parent, the Surviving Corporation, or any of their respective Representatives by reason of any attorney-client relationship between Company Counsel and the Company or otherwise. Parent and its Affiliates (including, after the Closing, the Surviving

Annex A-70

Corporation) will not have access to any such Company Privileged Communications, or to the files of Company Counsel relating to the Pre-Closing Engagements. Notwithstanding anything set forth in the foregoing provisions of this Section 12.21(a) to the contrary, if after the Closing a dispute arises between Parent or any of its Affiliates, including the Surviving Company, on the one hand, and a third party, other than the Securityholder Representative or any of its respective Affiliates, on the other hand, the Surviving Corporation may assert the attorney-client privilege to prevent disclosure of Company Privileged Communications to such third party; provided, however, that neither Parent nor the Surviving Company may waive such privilege without the prior written consent of the Securityholder Representative.

(b) Loeb& Loeb LLP and the Parent’s in–house legal department (collectively, “Parent Counsel”) have acted as counsel for the Parent and the Sponsor for various Pre-Closing Engagements. Each of the Company and the Company Securityholders agree, on behalf of itself and/or themselves, as the case may be, and, after the Closing, on behalf of the Surviving Corporation, that (a) all communications in any form or format whatsoever between or among Parent Counsel, on the one hand, and the Sponsor, the Parent, or any of their respective Representatives, on the other hand, that relate in any way to the Pre-Closing Engagements (collectively, the “Parent Privileged Communications”) will be deemed to be attorney-client privileged, (b) immediately prior to the Closing, without the need for any further action on the part of any Person, all right, title, and interest of the Parent in and to any and all Parent Privileged Communications shall transfer to and be vested solely in the Sponsor, (c) from and after the Closing, the Parent Privileged Communications and the expectation of client confidence relating thereto shall belong solely to the Sponsor and shall not pass to or be claimed by Parent or the Surviving Corporation, and (d) Parent Counsel shall have no duty whatsoever to reveal or disclose any such Parent Privileged Communications, or any of its files relating to the Pre-Closing Engagements, to the Company, the Company Securityholders, the Surviving Corporation, or any of their respective Representatives by reason of any attorney-client relationship between Parent Counsel and the Parent and/or the Sponsor or otherwise. Company and its Affiliates (including, after the Closing, the Surviving Corporation) and/or the Company Securityholders will not have access to any such Parent Privileged Communications, or to the files of Parent Counsel relating to the Pre-Closing Engagements. Notwithstanding anything set forth in the foregoing provisions of this Section 12.21(b) to the contrary, if after the Closing a dispute arises between Company or any of its Affiliates, including the Surviving Company and the Company Securityholders, on the one hand, and a third party, other than the Sponsor or any of its respective Affiliates, on the other hand, the Surviving Corporation may assert the attorney-client privilege to prevent disclosure of Parent Privileged Communications to such third party; provided, however, that neither Company, the Company Securityholders, the Parent nor the Surviving Company may waive such privilege without the prior written consent of the Sponsor.

[The remainder of this page intentionally left blank; signature pages to follow]

Annex A-71

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

Parent:
ABRI SPAC I, INC.
By:	/s/ Jeffrey Tirman
	Name:	Jeffrey Tirman
	Title:	Chief Executive Officer
Merger Sub:
ABRI MERGER SUB, INC.
By:	/s/ Jeffrey Tirman
	Name:	Jeffrey Tirman
	Title:	President
Indemnified Party Representative:
ABRI VENTURES I, LLC.
By:	/s/ Jeffrey Tirman
	Name:	Jeffrey Tirman
	Title:	Managing Member
Company:
APIFINY GROUP INC.
By:	/s/ Haohan Xu
	Name:	Haohan Xu
	Title:	Chief Executive Officer
Securityholder Representative:
By:	/s/ Erez Simha
Erez Simha

[Signature page to Merger Agreement]

Annex A-72

Annex I

Single-Class Structure Revisions

Pursuant to Section 6.5(e), the provisions set forth below in this Annex I shall be included in the Agreement if the Parent Dual Class Approval is not obtained.

A. Definitions. In Section 1.1 of the Agreement:

i.       the definitions of “Parent Common Stock” and “Parent Preferred Stock” shall be replaced in their entirety with the following definition:

“Parent Common Stock” means, the common stock of Parent, par value $0.0001 per share.

ii.      the definition of “Closing Per Share Merger Consideration” shall be replaced in its entirety with the following definition:

“Closing Per Share Merger Consideration” means with respect to a share of Company Common Stock, a number of shares of Parent Common Stock equal to the Closing Exchange Ratio.

iii.     the definition of “Closing Merger Consideration Shares” shall be replaced in its entirety with the following definition:

“Closing Merger Consideration Shares” means collectively, the aggregate number of shares of Parent Common Stock equal to the sum of the number of shares of (a) Company Class A Common Stock that are issued and outstanding immediately prior to the Effective Time, multiplied by the Closing Exchange Ratio, plus (b) Company Class F Common Stock multiplied by the Closing Exchange Ratio (the “Closing Merger Consideration Common Shares”).

B. Company Common Stock. Except as set forth in Section A above, all references in the Agreement to “Company Class A Common Stock” shall be replaced in their entirety with “Company Common Stock.”

C. Parent Common Stock. Except as set forth in Section A above, all references in the Agreement to “Parent Preferred Stock” shall be replaced in their entirety with “Parent Common Stock.”

D. Amended Parent Charter. Section 4.2(b) of the Amended Parent Charter shall be deemed removed therefrom.

E. Preservation of Intent. Notwithstanding anything in this Annex I to the contrary, the Parties acknowledge and agree that the list of revisions included in this Annex I to be made upon the failure to obtain the Parent Dual Class Approval may not be exhaustive and such failure to obtain the Parent Dual Class Approval may have additional consequences not anticipated by the Parties with respect to the original intent of the Parties hereunder and in such a scenario and, to the extent any of the foregoing changes are inconsistent with such original intent, the Parties agree in each case to negotiate in good faith to preserve their original intent as set forth herein, including with respect to the economics of the transactions contemplated hereby.

Annex A-73

Exhibit A

EXECUTION COPY

COMPANY STOCKHOLDER SUPPORT AGREEMENT

This COMPANY STOCKHOLDER SUPPORT AGREEMENT, dated as of January 27, 2022 (this “Company Support Agreement”), is entered into by and among the stockholder named on the signature page hereto (the “Stockholder”), Apifiny Group Inc., a Delaware corporation (the “Company”), and Abri SPAC I, Inc., a Delaware corporation (“Parent”). Capitalized terms used but not defined in this Company Support Agreement shall have the meanings ascribed to them in the Merger Agreement (as defined below).

WHEREAS, Parent, Abri Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and the Company are parties to that certain Merger Agreement, dated as of the date hereof (as amended, modified or supplemented from time to time, the “Merger Agreement”), which provides, among other things, that, upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a direct wholly-owned subsidiary of Parent, and as a result of which, among other matters, all of the issued and outstanding capital stock of the Company as of the Effective Time shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, in exchange for the right to receive the Closing Merger Consideration Shares and the Earnout Merger Consideration as set forth in the Merger Agreement, all upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the applicable provisions of the DGCL;

WHEREAS, as of the date hereof, the Stockholder owns the number of shares of the Company’s class A common stock, par value $0.0001 per share and/or class F common stock, par value $0.0001 per share (together, the “Company Common Stock”), as set forth underneath Stockholder’s name on the signature page hereto (all such shares, or any successor or additional shares of the Company of which ownership of record or the power to vote is hereafter acquired by the Stockholder prior to the termination of this Company Support Agreement being referred to herein as the “Stockholder Shares”);

WHEREAS, the Board of Directors of the Company has (a) approved the execution, delivery and performance by the Company of the Merger Agreement, the Additional Agreements to which the Company is a party and the consummation of the Merger and the other transactions contemplated by any such documents (collectively, the “Transactions”), (b) determined that the Transactions are advisable and in the best interests of the Company and its stockholders (the “Company Stockholders”) and (c) recommend the adoption by the Company Stockholders of the Merger Agreement; and

WHEREAS, in order to induce Parent to enter into the Merger Agreement, Stockholder is executing and delivering this Company Support Agreement to Parent.

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereby agree as follows:

1. Voting Agreements. Stockholder, solely in its capacity as a stockholder of the Company, agrees that, during the term of this Company Support Agreement, at any meeting of the Company Stockholders related to the Transactions (whether annual or special and whether or not an adjourned or postponed meeting, however called and including any adjournment or postponement thereof), including any separate class or series vote thereof, and/or in connection with any written consent of the Company Stockholders related to the Transactions (all meetings or consents related to the Merger Agreement and/or the Transactions collectively referred to herein as the “Meeting”), Stockholder shall:

(a) when the Meeting is held, appear at the Meeting or otherwise cause the Stockholder Shares to be counted as present thereat for the purpose of establishing a quorum;

(b) vote or cause to be voted at the Meeting (or validly execute and return an action by written consent or an action to cause such consent to be granted with respect to) all of the Stockholder Shares in favor of the Merger Agreement and the Transactions; and

(c) vote or cause to be voted at the Meeting (or validly execute and return an action by written consent or an action to cause such consent to be granted with respect to) all of the Stockholder Shares against any other action that would reasonably be expected to (x) materially impede, interfere with, delay, postpone or adversely

Annex A-74

affect the Merger or any of the Transactions, or (y) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Stockholder contained in this Company Support Agreement.

2. Restrictions on Transfer. The Stockholder agrees that, during the term of this Company Support Agreement, it shall not sell, assign or otherwise transfer any of the Stockholder Shares unless the buyer, assignee or transferee thereof executes a joinder agreement to this Company Support Agreement in a form reasonably acceptable to Parent and the Company. The Company shall not register any sale, assignment or transfer of the Stockholder Shares on the Company’s stock ledger (book entry or otherwise) that is not in compliance with this Section 2.

3. New Securities. During the term of this Company Support Agreement, in the event that, (a) any shares of Company Common Stock or other equity securities of the Company are issued to the Stockholder after the date of this Company Support Agreement pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of the Company securities owned by the Stockholder, (b) the Stockholder purchases or otherwise acquires beneficial ownership of any shares of Company Common Stock or other equity securities of the Company after the date of this Company Support Agreement, or (c) the Stockholder acquires the right to vote or share in the voting of any Company Common Stock or other equity securities of the Company after the date of this Company Support Agreement (such Company Common Stock or other equity securities of the Company, collectively the “New Securities”), then such New Securities acquired or purchased by the Stockholder shall be subject to the terms of this Company Support Agreement to the same extent as if they constituted the Stockholder Shares as of the date hereof.

4. No Challenge. Stockholder agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub, the Company or any of their respective successors or directors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Company Support Agreement or (b) alleging a breach of any fiduciary duty of any Person in connection with the evaluation, negotiation or entry into the Merger Agreement.

5. Waiver. Stockholder hereby irrevocably and unconditionally waives, and agrees not to exercise, any rights of appraisal, dissenter’s rights and any similar rights under applicable law (including Section 262 of the DGCL) relating to the Merger and the consummation of the Transactions, including any notice requirements.

6. Consent to Disclosure. Stockholder hereby consents to the publication and disclosure in the Form S-4 and the Proxy Statement (and, as and to the extent otherwise required by applicable securities Laws or the SEC or any other securities authorities, any other documents or communications provided by Parent or the Company to any Authority or to securityholders of Parent or the Company) of Stockholder’s identity and beneficial ownership of Stockholder Shares and the nature of Stockholder’s commitments, arrangements and understandings under and relating to this Company Support Agreement and, if deemed appropriate by Parent or the Company, a copy of this Company Support Agreement. Stockholder will promptly provide any information reasonably requested by Parent or the Company for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the SEC). Stockholder shall not issue any press release or otherwise make any public statements with respect to the Transactions or the transactions contemplated herein without the prior written approval of the Company and Parent.

7. Stockholder Representations: Stockholder represents and warrants to Parent and the Company, as of the date hereof, that:

(a) Stockholder has never been suspended or expelled from membership in any securities or commodities exchange or association or had a securities or commodities license or registration denied, suspended or revoked;

(b) Stockholder has full right and power, without violating any agreement to which it is bound (including any non-competition or non-solicitation agreement with any employer or former employer), to enter into this Company Support Agreement;

(c) (i) if Stockholder is not an individual, Stockholder is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized, and the execution, delivery and performance of this Company Support Agreement and the consummation of the transactions contemplated hereby are within the Stockholder’s organizational powers and have been duly authorized by all necessary organizational actions on the part of the Stockholder and (ii) if Stockholder is an individual, the signature on this Company Support Agreement is genuine, and Stockholder has legal competence and capacity to execute the same;

Annex A-75

(d) this Company Support Agreement has been duly executed and delivered by Stockholder and, assuming due authorization, execution and delivery by the other parties to this Company Support Agreement, this Company Support Agreement constitutes a legally valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies);

(e) the execution and delivery of this Company Support Agreement by Stockholder does not, and the performance by Stockholder of its obligations hereunder will not, (i) if Stockholder is not an individual, conflict with or result in a violation of the organizational documents of Stockholder, or (ii) require any consent or approval from any third party that has not been given or other action that has not been taken by any third party, in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by Stockholder of its obligations under this Company Support Agreement;

(f) there are no Actions pending against Stockholder or, to the knowledge of Stockholder, threatened against Stockholder, before (or, in the case of threatened Actions, that would be before) any Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by Stockholder of Stockholder’s obligations under this Company Support Agreement;

(g) no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with this Company Support Agreement or any of the respective transactions contemplated hereby, based upon arrangements made by or on behalf of the Stockholder;

(h) Stockholder has had the opportunity to read the Merger Agreement and this Company Support Agreement and has had the opportunity to consult with Stockholder’s tax and legal advisors;

(i) Stockholder has not entered into, and shall not enter into, any agreement that would prevent Stockholder from performing any of Stockholder’s obligations hereunder;

(j) Stockholder has good title to the Stockholder Shares underneath Stockholder’s name on the signature page hereto, free and clear of any Liens other than Permitted Liens and Liens under the Company’s Certificate of Incorporation and/or Bylaws and investment documents with the Company, and Stockholder has the sole power to vote or cause to be voted the Stockholder Shares; and

(k) the Stockholder Shares set forth underneath Stockholder’s name on the signature page to this Company Support Agreement are the only shares of the Company’s outstanding capital stock owned of record or beneficially owned by the Stockholder as of the date hereof, and none of the Stockholder Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of the Stockholder Shares that is inconsistent with Stockholder’s obligations pursuant to this Company Support Agreement.

8. Specific Performance. The Stockholder hereby agrees and acknowledges that (a) Parent and the Company would be irreparably injured in the event of a breach by the Stockholder of its obligations under this Company Support Agreement, (b) monetary damages may not be an adequate remedy for such breach and (c) Parent and the Company shall be entitled to obtain injunctive relief, in addition to any other remedy that such party may have in law or in equity, in the event of such breach or anticipated breach, without the requirement to post any bond or other security or to prove that money damages would be inadequate.

9. Entire Agreement; Amendment; Waiver. This Company Support Agreement and the other agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby provided, that, for the avoidance of doubt, the foregoing shall not affect the rights and obligations of the parties under the Merger Agreement or any Additional Agreement. This Company Support Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by all parties hereto. No failure or delay by a party in exercising any right hereunder shall operate as a waiver thereof. No waivers of or exceptions to any term, condition, or provision of this Company Support Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

Annex A-76

10. Binding Effect; Assignment; Third Parties. This Company Support Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. This Company Support Agreement and all obligations of Stockholder are personal to Stockholder and may not be assigned, transferred or delegated by Stockholder at any time without the prior written consent of Parent and the Company, and any purported assignment, transfer or delegation without such consent shall be null and void ab initio. Nothing contained in this Company Support Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a party hereto or thereto or a successor or permitted assign of such a party.

11. Counterparts. This Company Support Agreement may be executed in any number of original, electronic or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

12. Severability. This Company Support Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Company Support Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Company Support Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

13. Governing Law; Jurisdiction; Jury Trial Waiver. Sections 12.7 (Governing Law), 12.15 (Waiver of Jury Trial), 12.16 (Submission to Jurisdiction) and 12.17 (Remedies) of the Merger Agreement are incorporated by reference herein to apply with full force to any disputes arising under this Company Support Agreement.

14. Notice. Any notice, consent or request to be given in connection with any of the terms or provisions of this Company Support Agreement shall be in writing and shall be sent or given in accordance with the terms of Section 12.1 (Notices) of the Merger Agreement to the applicable party, with respect to the Company and Parent, at the respective addresses set forth in Section 12.1 of the Merger Agreement, and, with respect to the Stockholder, at the address set forth underneath Stockholder’s name on the signature page hereto.

15. Termination. This Company Support Agreement shall become effective upon the date hereof and shall automatically terminate, and none of Parent, the Company or Stockholder shall have any rights or obligations hereunder, on the earliest of (i) the mutual written consent of Parent, the Company and the Stockholder, (ii) the Closing (following the performance of the obligations of the parties hereunder required to be performed at or prior to the Closing), or (iii) the termination of the Merger Agreement in accordance with its terms. No such termination shall relieve the Stockholder, Parent or the Company from any liability resulting from a breach of this Company Support Agreement occurring prior to such termination. Notwithstanding anything to the contrary herein, the provisions of this Section 15 shall survive the termination of this Company Support Agreement.

16. Further Actions. Each of the parties hereto agrees to execute and deliver hereafter any further document, agreement or instrument of assignment, transfer or conveyance as may be necessary or desirable to effectuate the purposes hereof and as may be reasonably requested in writing by another party hereto.

17. Expenses. Each party shall be responsible for its own fees and expenses (including the fees and expenses of investment bankers, accountants and counsel) in connection with the entering into of this Company Support Agreement, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby; provided, that in the event of any Action arising out of or relating to this Company Support Agreement, the non-prevailing party in any such Action will pay its own expenses and the reasonable documented out-of-pocket expenses, including reasonable attorneys’ fees and costs, reasonably incurred by the prevailing party.

18. Interpretation. The titles and subtitles used in this Company Support Agreement are for convenience only and are not to be considered in construing or interpreting this Company Support Agreement. In this Company Support Agreement, unless the context otherwise requires: (i) any pronoun used shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) the term “including” (and with correlative meaning “include”) shall be deemed in each case to be followed by the words “without limitation”; and (iii) the words “herein,” “hereto,” and “hereby” and other words of similar import shall be deemed in each case to refer to this Company Support Agreement as a whole and not to any particular section or other subdivision of this Company Support Agreement. The parties have participated jointly in the negotiation and drafting of this Company Support Agreement. Consequently, in the event an ambiguity or question of intent or
Annex A-77

interpretation arises, this Company Support Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Company Support Agreement.

19. No Partnership, Agency or Joint Venture. This Company Support Agreement is intended to create a contractual relationship among Stockholder, the Company and Parent, and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship among the parties hereto or among any other Company Stockholders entering into support agreements with the Company or Parent. Stockholder has acted independently regarding its decision to enter into this Company Support Agreement. Nothing contained in this Company Support Agreement shall be deemed to vest in the Company or Parent any direct or indirect ownership or incidence of ownership of or with respect to any Stockholder Shares. All rights, ownership and economic benefits of and relating to the Stockholder Shares shall remain vested in and belong to Stockholder, and neither Company nor Parent shall have any authority to direct Stockholder in the voting or disposition of any Stockholder Shares, except as otherwise provided herein.

20. Capacity as Stockholder. Stockholder signs this Company Support Agreement solely in Stockholder’s capacity as a stockholder of the Company, and not in any other capacity, including, if applicable, as a director (including “director by deputization”), officer or employee of the Company or any of its Subsidiaries. Nothing herein shall be construed to limit or affect any actions or inactions by Stockholder or any representative of Stockholder, as applicable, serving as a director of the Company or any Subsidiary of the Company, acting in such Person’s capacity as a director of the Company or any Subsidiary of the Company.

{remainder of page intentionally left blank}

Annex A-78

IN WITNESS WHEREOF, the parties have executed this Company Support Agreement as of the date first written above.

The Company:
APIFINY GROUP INC.
By:	/s/ Haohan Xu
	Name:	Haohan Xu
	Title:	Chief Executive Officer
Parent:
ABRI SPAC I, INC.
By:	/s/ Jeffrey Tirman
	Name:	Jeffrey Tirman
	Title:	Chief Executive Officer

{Signature Page to Company Stockholder Support Agreement}

Annex A-79

Stockholder:

[_________________________________]

By:
Name:
Title:

Number and Type of Shares:

Shares of Class A Company Common Stock: _________________________________
Shares of Class F Company Common Stock: _________________________________

Address for Notice:

Address: _________________________________

_________________________________________

_________________________________________

Facsimile No.: _____________________________
Telephone No.: _____________________________
Email:____________________________________:

{Signature Page to Company Stockholder Support Agreement}

Annex A-80

Exhibit B

EXECUTION COPY

PARENT STOCKHOLDER SUPPORT AGREEMENT

This PARENT STOCKHOLDER SUPPORT AGREEMENT, dated as of January 27, 2022 (this “Parent Support Agreement”), is entered into by and among the stockholder named on the signature page hereto (the “Stockholder”), Apifiny Group Inc., a Delaware corporation (the “Company”), and Abri SPAC I, Inc., a Delaware corporation (“Parent”). Capitalized terms used but not defined in this Parent Support Agreement shall have the meanings ascribed to them in the Merger Agreement (as defined below).

WHEREAS, Parent, Abri Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and the Company are parties to that certain Merger Agreement, dated as of the date hereof (as amended, modified or supplemented from time to time, the “Merger Agreement”), which provides, among other things, that, upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a direct wholly-owned subsidiary of Parent, and as a result of which, among other matters, all of the issued and outstanding capital stock of the Company as of the Effective Time shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, in exchange for the right to receive the Closing Merger Consideration Shares and the Earnout Merger Consideration as set forth in the Merger Agreement, all upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the applicable provisions of the DGCL;

WHEREAS, as of the date hereof, the Stockholder owns the number of shares of Parent’s common stock, par value $0.0001 (“Parent Common Stock”), as set forth underneath Stockholder’s name on the signature page hereto (all such shares, or any successor or additional shares of Parent of which ownership of record or the power to vote is hereafter acquired by the Stockholder prior to the termination of this Parent Support Agreement being referred to herein as the “Stockholder Shares”);

WHEREAS, the Board of Directors of Parent has (a) approved the execution, delivery and performance by Parent and Merger Sub of the Merger Agreement, the Additional Agreements to which it is a party and the Merger and the other transactions contemplated by any such documents (collectively, the “Transactions”), (b) determined that the Transactions are advisable and in the best interests of Parent and its stockholders (the “Parent Stockholders”) and (c) recommended the approval and the adoption by the Parent Stockholders of the Merger Agreement, the Additional Agreements, the Merger and the other Transactions; and

WHEREAS, in order to induce the Company, to enter into the Merger Agreement, Stockholder is executing and delivering this Parent Support Agreement to the Company.

NOW, THEREFORE, in consideration of the foregoing and of the mutual covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereby agree as follows:

1. Voting Agreements. Stockholder, solely in its capacity as a stockholder of Parent, agrees that, during the term of this Parent Support Agreement, at the Parent Stockholder Meeting, at any other meeting of the Parent Stockholders related to the Transactions (whether annual or special and whether or not an adjourned or postponed meeting, however called and including any adjournment or postponement thereof) and/or in connection with any written consent of the Parent Stockholders related to the Transactions (the Parent Stockholder Meeting and all other meetings or consents related to the Merger Agreement and/or the Transactions collectively referred to herein as the “Meeting”), Stockholder shall:

(a) when the Meeting is held, appear at the Meeting or otherwise cause the Stockholder Shares to be counted as present thereat for the purpose of establishing a quorum;

(b) vote or cause to be voted at the Meeting (or validly execute and return an action by written consent or an action to cause such consent to be granted with respect to) all of the Stockholder Shares in favor of all Parent Proposals, including approval of the Merger Agreement and the Transactions; and

Annex A-81

(c) vote or cause to be voted at the Meeting (or validly execute and return an action by written consent or an action to cause such consent to be granted with respect to) all of the Stockholder Shares against any other action that would reasonably be expected to (x) materially impede, interfere with, delay, postpone or adversely affect the Merger or any of the Transactions, (y) result in a breach of any covenant, representation or warranty or other obligation or agreement of Parent under the Merger Agreement or (z) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Stockholder contained in this Parent Support Agreement.

2. Restrictions on Transfer. The Stockholder agrees that, during the term of this Parent Support Agreement, it shall not sell, assign or otherwise transfer any of the Stockholder Shares unless the buyer, assignee or transferee thereof executes a joinder agreement to this Parent Support Agreement in a form reasonably acceptable to the Company and Parent. Parent shall not, and shall not permit Parent’s transfer agent to, register any sale, assignment or transfer of the Stockholder Shares on Parent’s stock ledger (book entry or otherwise) that is not in compliance with this Section 2.

3. No Redemption. Stockholder hereby agrees that, during the term of this Agreement, it shall not redeem, or submit a request to Parent’s transfer agent or otherwise exercise any right to redeem, any Stockholder Shares.

4. New Securities. During the term of this Parent Support Agreement, in the event that, (a) any shares of Parent Common Stock or other equity securities of Parent are issued to the Stockholder after the date of this Parent Support Agreement pursuant to any stock dividend, stock split, recapitalization, reclassification, combination or exchange of Parent securities owned by the Stockholder, (b) the Stockholder purchases or otherwise acquires beneficial ownership of any shares of Parent Common Stock or other equity securities of Parent after the date of this Parent Support Agreement, or (c) the Stockholder acquires the right to vote or share in the voting of any Parent Common Stock or other equity securities of Parent after the date of this Parent Support Agreement (such Parent Common Stock or other equity securities of Parent, collectively the “New Securities”), then such New Securities acquired or purchased by the Stockholder shall be subject to the terms of this Parent Support Agreement to the same extent as if they constituted the Stockholder Shares as of the date hereof.

5. No Challenge. Stockholder agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub, the Company or any of their respective successors or directors (a) challenging the validity of, or seeking to enjoin the operation of, any provision of this Parent Support Agreement or (b) alleging a breach of any fiduciary duty of any Person in connection with the evaluation, negotiation or entry into the Merger Agreement.

6. Waiver. Stockholder hereby irrevocably and unconditionally waives, and agrees not to exercise, any rights of appraisal, dissenter’s rights and any similar rights under applicable law (including Section 262 of the DGCL) relating to the Merger and the consummation of the Transactions, including any notice requirements.

7. Consent to Disclosure. Stockholder hereby consents to the publication and disclosure in the Form S-4 and the Proxy Statement (and, as and to the extent otherwise required by applicable securities Laws or the SEC or any other securities authorities, any other documents or communications provided by Parent or the Company to any Authority or to securityholders of Parent or the Company) of Stockholder’s identity and beneficial ownership of Stockholder Shares and the nature of Stockholder’s commitments, arrangements and understandings under and relating to this Parent Support Agreement and, if deemed appropriate by Parent or the Company, a copy of this Parent Support Agreement. Stockholder will promptly provide any information reasonably requested by Parent or the Company for any regulatory application or filing made or approval sought in connection with the Transactions (including filings with the SEC). Stockholder shall not issue any press release or otherwise make any public statements with respect to the Transactions or the transactions contemplated herein without the prior written approval of the Company and Parent.

8. Stockholder Representations: Stockholder represents and warrants to Parent and the Company, as of the date hereof, that:

(a) Stockholder has never been suspended or expelled from membership in any securities or commodities exchange or association or had a securities or commodities license or registration denied, suspended or revoked;

(b) Stockholder has full right and power, without violating any agreement to which it is bound (including any non-competition or non-solicitation agreement with any employer or former employer), to enter into this Parent Support Agreement;

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(c) (i) if Stockholder is not an individual, Stockholder is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized, and the execution, delivery and performance of this Parent Support Agreement and the consummation of the transactions contemplated hereby are within the Stockholder’s organizational powers and have been duly authorized by all necessary organizational actions on the part of the Stockholder and (ii) if Stockholder is an individual, the signature on this Parent Support Agreement is genuine, and Stockholder has legal competence and capacity to execute the same;

(d) this Parent Support Agreement has been duly executed and delivered by Stockholder and, assuming due authorization, execution and delivery by the other parties to this Parent Support Agreement, this Parent Support Agreement constitutes a legally valid and binding obligation of Stockholder, enforceable against Stockholder in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies);

(e) the execution and delivery of this Parent Support Agreement by Stockholder does not, and the performance by Stockholder of its obligations hereunder will not, (i) if Stockholder is not an individual, conflict with or result in a violation of the organizational documents of Stockholder, or (ii) require any consent or approval from any third party that has not been given or other action that has not been taken by any third party, in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by Stockholder of its obligations under this Parent Support Agreement;

(f) there are no Actions pending against Stockholder or, to the knowledge of Stockholder, threatened against Stockholder, before (or, in the case of threatened Actions, that would be before) any Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by Stockholder of Stockholder’s obligations under this Parent Support Agreement;

(g) no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with this Parent Support Agreement or any of the respective transactions contemplated hereby, based upon arrangements made by or on behalf of the Stockholder;

(h) Stockholder has had the opportunity to read the Merger Agreement and this Parent Support Agreement and has had the opportunity to consult with Stockholder’s tax and legal advisors;

(i) Stockholder has not entered into, and shall not enter into, any agreement that would prevent Stockholder from performing any of Stockholder’s obligations hereunder;

(j) Stockholder has good title to the Stockholder Shares underneath Stockholder’s name on the signature page hereto, free and clear of any Liens other than Permitted Liens and Liens under Parent’s Certificate of Incorporation and/or Bylaws, and Stockholder has the sole power to vote or cause to be voted the Stockholder Shares; and

(k) the Stockholder Shares set forth underneath Stockholder’s name on the signature page to this Parent Support Agreement are the only shares of Parent’s outstanding capital stock owned of record or beneficially owned by the Stockholder as of the date hereof, and none of the Stockholder Shares are subject to any proxy, voting trust or other agreement or arrangement with respect to the voting of the Stockholder Shares that is inconsistent with Stockholder’s obligations pursuant to this Parent Support Agreement.

9. Specific Performance. The Stockholder hereby agrees and acknowledges that (a) Parent and the Company would be irreparably injured in the event of a breach by the Stockholder of its obligations under this Parent Support Agreement, (b) monetary damages may not be an adequate remedy for such breach and (c) Parent and the Company shall be entitled to obtain injunctive relief, in addition to any other remedy that such party may have in law or in equity, in the event of such breach or anticipated breach, without the requirement to post any bond or other security or to prove that money damages would be inadequate.

10. Entire Agreement; Amendment; Waiver. This Parent Support Agreement and the other agreements referenced herein constitute the entire agreement and understanding of the parties hereto in respect of the subject matter hereof and supersede all prior understandings, agreements or representations by or among the parties hereto, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby provided, that,

Annex A-83

for the avoidance of doubt, the foregoing shall not affect the rights and obligations of the parties under the Merger Agreement or any Additional Agreement. This Parent Support Agreement may not be changed, amended, modified or waived (other than to correct a typographical error) as to any particular provision, except by a written instrument executed by all parties hereto. No failure or delay by a party in exercising any right hereunder shall operate as a waiver thereof. No waivers of or exceptions to any term, condition, or provision of this Parent Support Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

11. Binding Effect; Assignment; Third Parties. This Parent Support Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns. This Parent Support Agreement and all obligations of Stockholder are personal to Stockholder and may not be assigned, transferred or delegated by Stockholder at any time without the prior written consent of Parent and the Company, and any purported assignment, transfer or delegation without such consent shall be null and void ab initio. Nothing contained in this Parent Support Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any Person that is not a party hereto or thereto or a successor or permitted assign of such a party.

12. Counterparts. This Parent Support Agreement may be executed in any number of original, electronic or facsimile counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

13. Severability. This Parent Support Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Parent Support Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Parent Support Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

14. Governing Law; Jurisdiction; Jury Trial Waiver. Sections 12.7 (Governing Law), 12.15 (Waiver of Jury Trial), 12.16 (Submission to Jurisdiction) and 12.17 (Remedies) of the Merger Agreement are incorporated by reference herein to apply with full force to any disputes arising under this Parent Support Agreement.

15. Notice. Any notice, consent or request to be given in connection with any of the terms or provisions of this Parent Support Agreement shall be in writing and shall be sent or given in accordance with the terms of Section 12.1 (Notices) of the Merger Agreement to the applicable party, with respect to the Company and Parent, at the respective addresses set forth in Section 12.1 of the Merger Agreement, and, with respect to the Stockholder, at the address set forth underneath Stockholder’s name on the signature page hereto.

16. Termination. This Parent Support Agreement shall become effective upon the date hereof and shall automatically terminate, and none of Parent, the Company or Stockholder shall have any rights or obligations hereunder, on the earliest of (i) the mutual written consent of Parent, the Company and the Stockholder, (ii) the Closing (following the performance of the obligations of the parties hereunder required to be performed at or prior to the Closing), or (iii) the termination of the Merger Agreement in accordance with its terms. No such termination shall relieve the Stockholder, Parent or the Company from any liability resulting from a breach of this Parent Support Agreement occurring prior to such termination. Notwithstanding anything to the contrary herein, the provisions of this Section 16 shall survive the termination of this Parent Support Agreement.

17. Further Actions. Each of the parties hereto agrees to execute and deliver hereafter any further document, agreement or instrument of assignment, transfer or conveyance as may be necessary or desirable to effectuate the purposes hereof and as may be reasonably requested in writing by another party hereto.

18. Expenses. Each party shall be responsible for its own fees and expenses (including the fees and expenses of investment bankers, accountants and counsel) in connection with the entering into of this Parent Support Agreement, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby; provided, that in the event of any Action arising out of or relating to this Parent Support Agreement, the non-prevailing party in any such Action will pay its own expenses and the reasonable documented out-of-pocket expenses, including reasonable attorneys’ fees and costs, reasonably incurred by the prevailing party.

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19. Interpretation. The titles and subtitles used in this Parent Support Agreement are for convenience only and are not to be considered in construing or interpreting this Parent Support Agreement. In this Parent Support Agreement, unless the context otherwise requires: (i) any pronoun used shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) the term “including” (and with correlative meaning “include”) shall be deemed in each case to be followed by the words “without limitation”; and (iii) the words “herein,” “hereto,” and “hereby” and other words of similar import shall be deemed in each case to refer to this Parent Support Agreement as a whole and not to any particular section or other subdivision of this Parent Support Agreement. The parties have participated jointly in the negotiation and drafting of this Parent Support Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Parent Support Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Parent Support Agreement.

20. No Partnership, Agency or Joint Venture. This Parent Support Agreement is intended to create a contractual relationship among Stockholder, the Company and Parent, and is not intended to create, and does not create, any agency, partnership, joint venture or any like relationship among the parties hereto or among any other Parent Stockholders entering into support agreements with the Company or Parent. Stockholder has acted independently regarding its decision to enter into this Parent Support Agreement. Nothing contained in this Parent Support Agreement shall be deemed to vest in the Company or Parent any direct or indirect ownership or incidence of ownership of or with respect to any Stockholder Shares. All rights, ownership and economic benefits of and relating to the Stockholder Shares shall remain vested in and belong to Stockholder, and neither Company nor Parent shall have any authority to direct Stockholder in the voting or disposition of any Stockholder Shares, except as otherwise provided herein.

21. Capacity as Stockholder. Stockholder signs this Parent Support Agreement solely in Stockholder’s capacity as a stockholder of Parent, and not in any other capacity, including, if applicable, as a director (including “director by deputization”), officer or employee of Parent or any of its Subsidiaries. Nothing herein shall be construed to limit or affect any actions or inactions by Stockholder or any representative of Stockholder, as applicable, serving as a director of Parent or any Subsidiary of Parent, acting in such Person’s capacity as a director of Parent or any Subsidiary of Parent.

{remainder of page intentionally left blank}

Annex A-85

IN WITNESS WHEREOF, the parties have executed this Parent Support Agreement as of the date first written above.

The Company:
APIFINY GROUP INC.
By:
	Name:	Haohan Xu
	Title:	Chief Executive Officer
Parent:
ABRI SPAC I, INC.
By:
	Name:	Jeffrey Tirman
	Title:	Chief Executive Officer

{Signature Page to Parent Stockholder Support Agreement}

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Stockholder:

[_________________________________]

By:
Name:
Title:

Number of Shares:

Shares of Parent Common Stock: _________________________________

Address for Notice:

Address: _________________________________

_________________________________________

_________________________________________

Facsimile No.: _____________________________
Telephone No.: _____________________________
Email:____________________________________:

{Signature Page to Parent Stockholder Support Agreement}

Annex A-87

Exhibit C1

FORM OF
LOCK-UP AGREEMENT

THIS LOCK-UP AGREEMENT (this “Agreement”) is dated as of January [•], 2022 by and between the undersigned stockholder (the “Holder”) and Abri SPAC I, Inc., a Delaware corporation (the “Parent”).

A. Parent, Abri Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of the Parent, Apifiny Group Inc., a Delaware corporation (the “Company”) and Erez Simha, solely in his capacity as representative, agent and attorney-in-fact of the Company Securityholders, entered into a Merger Agreement dated as of January 27, 2022 (the “Merger Agreement”). Capitalized terms used, but not otherwise defined herein, shall have the meanings ascribed to such terms in the Merger Agreement.

B. Pursuant to the Merger Agreement, Parent will become the 100% stockholder of the Company.

C. The Holder is the record and/or beneficial owner of certain shares of Company Common Stock, which will be exchanged for shares of Parent Common Stock pursuant to the Merger Agreement.

D. As a condition of, and as a material inducement for the Parent and the Company to enter into and consummate the transactions contemplated by the Merger Agreement, the Holder has agreed to execute and deliver this Agreement, which shall be effective as of the Closing Date of the Merger.

NOW, THEREFORE, for and in consideration of the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties, intending to be legally bound, agree as follows:

AGREEMENT

1. Lock-up.

(a) Subject to Section 1(b) below, during the Lock-up Period, the Holder agrees that it, he or she will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of the Lock-up Shares (as defined below), enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Lock-up Shares or otherwise, publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, or engage in any Short Sales (as defined below) with respect to the Lock-up Shares.

(b) In furtherance of the foregoing, during the Lock-up Period, the Parent will (i) place a stop order on all the Lock-up Shares, including those which may be covered by a registration statement, and (ii) notify the Parent’s transfer agent in writing of the stop order and the restrictions on the Lock-up Shares under this Agreement and direct the Parent’s transfer agent not to process any attempts by the Holder to resell or transfer any Lock-up Shares, except in compliance with this Agreement.

(c) For purposes hereof, “Short Sales” include, without limitation, all “short sales” as defined in Rule 200 of Regulation SHO under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers.

(d) The term “Lock-up Period” means the date that is twelve (12) months after the Closing Date (as defined in the Merger Agreement).

2. Beneficial Ownership. The Holder hereby represents and warrants that it does not beneficially own, directly or through its nominees (as determined in accordance with Section 13(d) of the Exchange Act, and the rules and regulations promulgated thereunder), any shares of Parent Common Stock, or any economic interest in or derivative of

Annex A-88

such shares, other than those shares of Parent Common Stock issued pursuant to the Merger Agreement. For purposes of this Agreement, the Merger Consideration Shares beneficially owned by the Holder, together with any other shares of Parent Common Stock, and including any securities convertible into, or exchangeable for, or representing the rights to receive Parent Common Stock, if any, acquired during the Lock-up Period are collectively referred to as the “Lock-up Shares,” provided, however, that such Lock-up Shares shall not include shares of Parent Common Stock acquired by such Holder in open market transactions during the Lock-up Period.

Notwithstanding the foregoing, and subject to the conditions below, the undersigned may transfer Lock-up Shares in connection with (a) transfers or distributions to the Holder’s direct or indirect affiliates (within the meaning of Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”)) or to the estates of any of the foregoing; (b) any transfers exempt from registration under the Securities Act; (c) transfers by bona fide gift to a member of the Holder’s immediate family or to a trust, the beneficiary of which is the Holder or a member of the Holder’s immediate family for estate planning purposes; (d) by virtue of the laws of descent and distribution upon death of the Holder; (e) pursuant to a qualified domestic relations order; (f) transfers to the Parent’s officers, directors or their affiliates; (g) transfers pursuant to a bona fide third-party tender offer, merger, stock sale, recapitalization, consolidation or other transaction involving a change of control of Parent; provided, however, that in the event that such tender offer, merger, recapitalization, consolidation or other such transaction is not completed, the Lock-up Shares subject to this Agreement shall remain subject to this Agreement; (h) the establishment of a trading plan pursuant to Rule 10b5-1 promulgated under the Exchange Act; provided, however, that such plan does not provide for the transfer of Lock-up Shares during the Lock-up Period; (i) transfers to satisfy tax withholding obligations in connection with the exercise of options to purchase shares of Parent Common Stock or the vesting of stock-based awards; and (j) transfers in payment on a “net exercise” or “cashless” basis of the exercise or purchase price with respect to the exercise of options to purchase shares of Parent Common Stock; provided, however, that, in the case of any transfer pursuant to the foregoing (a) through (f) clauses, it shall be a condition to any such transfer that (i) the transferee/donee agrees in writing (a copy of which shall be provided by the Holder to the parties hereto and to Continental Stock and Transfer Company), to be bound by the terms of this Agreement (including, without limitation, the restrictions set forth in the preceding sentence) to the same extent as if the transferee/donee were a party hereto; and (ii) each party (donor, donee, transferor or transferee) shall not be required by law (including without limitation the disclosure requirements of the Securities Act and the Exchange Act) to make, and shall agree to not voluntarily make, any filing or public announcement of the transfer or disposition prior to the expiration of the Lock-up Period. The Holder hereby covenants to Parent that the Holder will give notice to Parent of any transfer of Lock-up Shares pursuant to this Section 2 of the Agreement, with such notice given in accordance with Section 5 of this Agreement.

3. Representations and Warranties. Each of the parties hereto, by their respective execution and delivery of this Agreement, hereby represents and warrants to the other that (a) such party has the full right, capacity and authority to enter into, deliver and perform its respective obligations under this Agreement, (b) this Agreement has been duly executed and delivered by such party and is a binding and enforceable obligation of such party and, enforceable against such party in accordance with the terms of this Agreement, and (c) the execution, delivery and performance of such party’s obligations under this Agreement will not conflict with or breach the terms of any other agreement, contract, commitment or understanding to which such party is a party or to which the assets or securities of such party are bound. The Holder has independently evaluated the merits of his/her/its decision to enter into and deliver this Agreement, and such Holder confirms that he/she/it has not relied on the advice of Company, Company’s legal counsel, or any other person.

4. No Additional Fees/Payment. Other than the consideration specifically referenced herein, the parties hereto agree that no fee, payment or additional consideration in any form has been or will be paid to the Holder in connection with this Agreement.

5. Notices. Any notices required or permitted to be sent hereunder shall be sent in writing, addressed as specified below, and shall be deemed given: (a) if by hand or recognized courier service, by 4:00PM on a Business Day, addressee’s day and time, on the date of delivery, and otherwise on the first Business Day after such delivery; (b) if by email, on the date that transmission is confirmed electronically, if by 4:00PM on a Business Day, addressee’s day and time, and otherwise on the first Business Day after the date of such confirmation; or (c) five days after mailing

Annex A-89

by certified or registered mail, return receipt requested. Notices shall be addressed to the respective parties as follows (excluding telephone numbers, which are for convenience only), or to such other address as a party shall specify to the others in accordance with these notice provisions:

(a) If to Company, to:

Apifiny Group Inc.
1675 Broadway, FL 35
New York, NY 10019
Attn: Haohan Xu, Chief Executive Officer
E-mail: haohan@apifiny.com

with a copy (which shall not constitute notice) to:

Mayer Brown LLP
1221 Avenue of the Americas
New York, NY 10020
Attn: Phyllis Korff, Esq.; Andrew Noreuil, Esq.
E-mail: pkorff@mayerbrown.com ; anoreuil@mayerbrown.com

if to Parent or Merger Sub (prior to the Closing):

Abri SPAC I, Inc.
9663 Santa Monica Blvd., No. 1091
Beverly Hills, CA 90210
Attn: Jeffrey Tirman, Chief Executive Officer
E-mail: jtirman@abriadv.com

with a copy (which shall not constitute notice) to:

Loeb & Loeb LLP
345 Park Ave
New York, NY 10154
Attention: Mitchell S. Nussbaum
Fax: 212.504.3013
E-mail: mnussbaum@loeb.com

(b) If to the Holder, to the address set forth on the Holder’s signature page hereto, with a copy, which shall not constitute notice, to:

Abri Ventures I, LLC.
9663 Santa Monica Blvd., No. 1091
Beverly Hills, CA 90210
Attn: Jeffrey Tirman, Chief Executive Officer
E-mail: jtirman@abriadv.com

or to such other address(es) as any party may have furnished to the others in writing in accordance herewith.

6. Enumeration and Headings. The enumeration and headings contained in this Agreement are for convenience of reference only and shall not control or affect the meaning or construction of any of the provisions of this Agreement.

7. Counterparts. This Agreement may be executed in facsimile and in any number of counterparts, each of which when so executed and delivered shall be deemed an original, but all of which shall together constitute one and the same agreement. This Agreement shall become effective upon delivery to each party of an executed counterpart or the earlier delivery to each party of original, photocopied or electronically transmitted signature pages that together (but need not individually) bear the signatures of all other parties.

Annex A-90

8. Successors and Assigns. This Agreement and the terms, covenants, provisions and conditions hereof shall be binding upon, and shall inure to the benefit of, the respective heirs, successors and assigns of the parties hereto. The Holder hereby acknowledges and agrees that this Agreement is entered into for the benefit of and is enforceable by Company and its successors and assigns.

9. Severability. If any provision of this Agreement is held to be invalid or unenforceable for any reason, such provision will be conformed to prevailing law rather than voided, if possible, in order to achieve the intent of the parties and, in any event, the remaining provisions of this Agreement shall remain in full force and effect and shall be binding upon the parties hereto.

10. Amendment. This Agreement may be amended or modified by written agreement executed by each of the parties hereto.

11. Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

12. No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

13. Dispute Resolution. Section 12.15 (Waiver of Jury Trial) and 12.16 (Submission to Jurisdiction) of the Merger Agreement is incorporated by reference herein to apply with full force to any disputes arising under this Agreement.

14. Governing Law. Section 12.7 (Governing Law) of the Merger Agreement is incorporated by reference herein to apply with full force to any disputes arising under this Agreement.

15. Controlling Agreement. To the extent the terms of this Agreement (as amended, supplemented, restated or otherwise modified from time to time) directly conflicts with any provision in the Merger Agreement, the terms of this Agreement shall control.

[Signature Page Follows]

Annex A-91

IN WITNESS WHEREOF, the parties hereto have caused this Lock-up Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Abri SPAC I., Inc.
By:
Name:	Jeffrey Tirman
Title:	Chief Executive Officer
HOLDER:
By:
Name:
Title:

Annex A-92

Exhibit C2

FORM OF
SPONSOR LOCK-UP AGREEMENT

THIS SPONSOR LOCK-UP AGREEMENT (this “Agreement”) is dated as of January [•], 2022 by and between Abri Ventures I, LLC (the “Sponsor”) and Abri SPAC I, Inc., a Delaware corporation (the “Parent”).

A. Parent, Abri Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of the Parent, Apifiny Group Inc., a Delaware corporation (the “Company”) and Erez Simha, solely in his capacity as representative, agent and attorney-in-fact of the Company Securityholders, entered into a Merger Agreement dated as of January 27, 2022 (the “Merger Agreement”). Capitalized terms used, but not otherwise defined herein, shall have the meanings ascribed to such terms in the Merger Agreement.

B. Pursuant to the Merger Agreement, Parent will become the 100% stockholder of the Company.

C. The Sponsor is the record and/or beneficial owner of certain shares of Parent Common Stock and Warrants entitling the Sponsor to purchase shares of Parent Common Stock.

D. As a condition of, and as a material inducement for the Parent and the Company to enter into and consummate the transactions contemplated by the Merger Agreement, the Sponsor has agreed to execute and deliver this Agreement, which shall be effective as of the Closing Date of the Merger.

NOW, THEREFORE, for and in consideration of the mutual covenants and agreements set forth herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties, intending to be legally bound, agree as follows:

AGREEMENT

1. Lock-up.

(a) Subject to Section 1(b) below, during the Lock-up Period, the Sponsor agrees that it, he or she will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of the Lock-up Shares (as defined below), enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Lock-up Shares or otherwise, publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, or engage in any Short Sales (as defined below) with respect to the Lock-up Shares.

(b) In furtherance of the foregoing, during the Lock-up Period, the Parent will (i) place a stop order on all the Lock-up Shares, including those which may be covered by a registration statement, and (ii) notify the Parent’s transfer agent in writing of the stop order and the restrictions on the Lock-up Shares under this Agreement and direct the Parent’s transfer agent not to process any attempts by the Sponsor to resell or transfer any Lock-up Shares, except in compliance with this Agreement.

(c) For purposes hereof, “Short Sales” include, without limitation, all “short sales” as defined in Rule 200 of Regulation SHO under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers.

(d) The term “Lock-up Period” means the date that is six (6) months after the Closing Date (as defined in the Merger Agreement).

2. Beneficial Ownership. The Sponsor hereby represents and warrants that it beneficially owns, directly or through its nominees (as determined in accordance with Section 13(d) of the Exchange Act, and the rules and regulations promulgated thereunder), [1,728,078] shares of Parent Common Stock (the “Sponsor Shares”), and [294,598] Warrants (the “Sponsor Warrants”) entitling the Sponsor to purchase [294,598] shares of Parent Common Stock (the “Sponsor Warrant Shares”). The Sponsor hereby represents and warrants that it does not beneficially own, directly or through its nominees (as determined in accordance with Section 13(d) of the Exchange Act, and the rules

Annex A-93

and regulations promulgated thereunder) any shares of Company Common Stock convertible into Parent Common Stock pursuant to the Merger Agreement. For purposes of this Agreement, the Sponsor Shares and Sponsor Warrants beneficially owned by the Sponsor, together with the Sponsor Warrant Shares and any other shares of Parent Common Stock, and including any securities convertible into, or exchangeable for, or representing the rights to receive Parent Common Stock, if any, acquired during the Lock-up Period are collectively referred to as the “Lock-up Shares,” provided, however, that such Lock-up Shares shall not include shares of Parent Common Stock acquired by the Sponsor in open market transactions during the Lock-up Period.

Notwithstanding the foregoing, and subject to the conditions below, the undersigned may transfer Lock-up Shares in connection with (a) transfers or distributions to the Sponsor’s direct or indirect affiliates (within the meaning of Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”)) or to the estates of any of the foregoing; (b) transfers by bona fide gift to a member of the Sponsor’s immediate family or to a trust, the beneficiary of which is the Sponsor or a member of the Sponsor’s immediate family for estate planning purposes; (c) by virtue of the laws of descent and distribution upon death of the Sponsor; (d) pursuant to a qualified domestic relations order, (e) transfers to the Parent’s officers, directors or their affiliates, (f) pledges of Lock-up Shares as security or collateral in connection with a borrowing or the incurrence of any indebtedness by the Sponsor, provided, however, that such borrowing or incurrence of indebtedness is secured by either a portfolio of assets or equity interests issued by multiple issuers, (g) transfers pursuant to a bona fide third-party tender offer, merger, stock sale, recapitalization, consolidation or other transaction involving a change of control of Parent; provided, however, that in the event that such tender offer, merger, recapitalization, consolidation or other such transaction is not completed, the Lock-up Shares subject to this Agreement shall remain subject to this Agreement, (h) the establishment of a trading plan pursuant to Rule 10b5-1 promulgated under the Exchange Act; provided, however, that such plan does not provide for the transfer of Lock-up Shares during the Lock-up Period, (i) transfers to satisfy tax withholding obligations in connection with the exercise of options to purchase shares of Parent Common Stock or the vesting of stock-based awards; and (j) transfers in payment on a “net exercise” or “cashless” basis of the exercise or purchase price with respect to the exercise of options to purchase shares of Parent Common Stock; provided, however, that, in the case of any transfer pursuant to the foregoing (a) through (e) clauses, it shall be a condition to any such transfer that (i) the transferee/donee agrees to be bound by the terms of this Agreement (including, without limitation, the restrictions set forth in the preceding sentence) to the same extent as if the transferee/donee were a party hereto; and (ii) each party (donor, donee, transferor or transferee) shall not be required by law (including without limitation the disclosure requirements of the Securities Act and the Exchange Act) to make, and shall agree to not voluntarily make, any filing or public announcement of the transfer or disposition prior to the expiration of the Lock-up Period.

3. Representations and Warranties. Each of the parties hereto, by their respective execution and delivery of this Agreement, hereby represents and warrants to the other that (a) such party has the full right, capacity and authority to enter into, deliver and perform its respective obligations under this Agreement, (b) this Agreement has been duly executed and delivered by such party and is a binding and enforceable obligation of such party and, enforceable against such party in accordance with the terms of this Agreement, and (c) the execution, delivery and performance of such party’s obligations under this Agreement will not conflict with or breach the terms of any other agreement, contract, commitment or understanding to which such party is a party or to which the assets or securities of such party are bound. The Sponsor has independently evaluated the merits of its decision to enter into and deliver this Agreement, and the Sponsor confirms that it has not relied on the advice of the Company, the Company’s legal counsel, or any other person.

4. No Additional Fees/Payment. Other than the consideration specifically referenced herein, the parties hereto agree that no fee, payment or additional consideration in any form has been or will be paid to the Sponsor in connection with this Agreement.

5. Notices. Any notices required or permitted to be sent hereunder shall be sent in writing, addressed as specified below, and shall be deemed given: (a) if by hand or recognized courier service, by 4:00PM on a Business Day, addressee’s day and time, on the date of delivery, and otherwise on the first Business Day after such delivery; (b) if by email, on the date that transmission is confirmed electronically, if by 4:00PM on a Business Day, addressee’s day

Annex A-94

and time, and otherwise on the first Business Day after the date of such confirmation; or (c) five days after mailing by certified or registered mail, return receipt requested. Notices shall be addressed to the respective parties as follows (excluding telephone numbers, which are for convenience only), or to such other address as a party shall specify to the others in accordance with these notice provisions:

(a) If to Company, to:

Apifiny Group Inc.
1675 Broadway, FL 35
New York, NY 10019
Attn: Haohan Xu, Chief Executive Officer
E-mail: haohan@apifiny.com

with a copy (which shall not constitute notice) to:

Mayer Brown LLP
1221 Avenue of the Americas
New York, NY 10020
Attn: Phyllis Korff, Esq.; Andrew Noreuil, Esq.
E-mail: pkorff@mayerbrown.com ; anoreuil@mayerbrown.com

if to Parent or Merger Sub (prior to the Closing):

Abri SPAC I, Inc.
9663 Santa Monica Blvd., No. 1091
Beverly Hills, CA 90210
Attn: Jeffrey Tirman, Chief Executive Officer
E-mail: jtirman@abriadv.com

with a copy (which shall not constitute notice) to:

Loeb & Loeb LLP
345 Park Ave
New York, NY 10154
Attention: Mitchell S. Nussbaum
Fax: 212.504.3013
E-mail: mnussbaum@loeb.com

(b) If to the Sponsor, to the address set forth on the Sponsor’s signature page hereto, with a copy, which shall not constitute notice, to:

Abri Ventures I, LLC.
9663 Santa Monica Blvd., No. 1091
Beverly Hills, CA 90210
Attn: Jeffrey Tirman, Chief Executive Officer
E-mail: jtirman@abriadv.com

or to such other address(es) as any party may have furnished to the others in writing in accordance herewith.

6. Enumeration and Headings. The enumeration and headings contained in this Agreement are for convenience of reference only and shall not control or affect the meaning or construction of any of the provisions of this Agreement.

7. Counterparts. This Agreement may be executed in facsimile and in any number of counterparts, each of which when so executed and delivered shall be deemed an original, but all of which shall together constitute one and the same agreement. This Agreement shall become effective upon delivery to each party of an executed counterpart or the earlier delivery to each party of original, photocopied or electronically transmitted signature pages that together (but need not individually) bear the signatures of all other parties.

Annex A-95

8. Successors and Assigns. This Agreement and the terms, covenants, provisions and conditions hereof shall be binding upon, and shall inure to the benefit of, the respective heirs, successors and assigns of the parties hereto. The Sponsor hereby acknowledges and agrees that this Agreement is entered into for the benefit of and is enforceable by the Company and its successors and assigns.

9. Severability. If any provision of this Agreement is held to be invalid or unenforceable for any reason, such provision will be conformed to prevailing law rather than voided, if possible, in order to achieve the intent of the parties and, in any event, the remaining provisions of this Agreement shall remain in full force and effect and shall be binding upon the parties hereto.

10. Amendment. This Agreement may be amended or modified by written agreement executed by each of the parties hereto.

11. Further Assurances. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as any other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

12. No Strict Construction. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent, and no rules of strict construction will be applied against any party.

13. Dispute Resolution. Section 12.15 (Waiver of Jury Trial) and 12.16 (Submission to Jurisdiction) of the Merger Agreement is incorporated by reference herein to apply with full force to any disputes arising under this Agreement.

14. Governing Law. Section 12.7 (Governing Law) of the Merger Agreement is incorporated by reference herein to apply with full force to any disputes arising under this Agreement.

15. Controlling Agreement. To the extent the terms of this Agreement (as amended, supplemented, restated or otherwise modified from time to time) directly conflicts with any provision in the Merger Agreement, the terms of this Agreement shall control.

[Signature Page Follows]

Annex A-96

IN WITNESS WHEREOF, the parties hereto have caused this Lock-up Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Abri SPAC I., Inc.
By:
Name:	Jeffrey Tirman
Title:	Chief Executive Officer
ABRI VENTURES I, LLC:
By:
Name:
Title:

Annex A-97

Exhibit D

FORM OF
AMENDED AND RESTATED
REGISTRATION RIGHTS AGREEMENT

THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of the [•] day of January, 2022, is made and entered into by and among Abri SPAC I, Inc., a Delaware corporation (the “Company”), the undersigned party listed under Investor on the signature page hereto (the “Investor”) and Chardan Capital Markets, LLC, as the underwriter (the “Underwriter”) in connection with this Agreement.

WHEREAS, reference is made to that certain Registration Rights Agreement, dated August 9, 2021, by and among the Company, the Investor and Chardan Capital Markets, LLC as representative of the underwriter in connection with the IPO (as defined below) of the securities of the Company (the “Original Registration Rights Agreement”), pursuant to which the Company granted the Investor and the Underwriter certain registration rights with respect to certain securities of the Company, as set forth therein;

WHEREAS, pursuant to Section 6.7 of the Original Registration Rights Agreement, the provisions, covenants and conditions set forth therein may be amended or modified upon the written consent of the Company and the holders of at least a majority-in-interest of the “Registrable Securities” (as defined in the Original Registration Rights Agreement);

WHEREAS, the Company, Abri Merger Sub, Inc., a Delaware corporation (“Merger Sub”), Apifiny Group Inc. (“Apifiny”) and Securityholder Representative (as defined below) have entered into that certain Merger Agreement (as may be amended from time to time, the “Merger Agreement”), dated as of January 27, 2022, pursuant to which, on the Effective Date (as defined below), the Company, Merger Sub and Apifiny effected a merger of Merger Sub with and into Apifiny (the “Apifiny Merger”), upon which (a) Merger Sub ceased to exist, (b) Apifiny became a wholly owned subsidiary of the Company and (c) the outstanding shares of Apifiny Common Stock (as defined below) converted into the right to receive such number of shares of Common Stock (as defined below) as more fully described in the Merger Agreement. Capitalized terms used, but not otherwise defined herein, shall have the meanings ascribed to such terms in the Merger Agreement.

WHEREAS, the Investor, the Company and the Underwriter desire to amend and restate the Original Registration Rights Agreement in its entirety and enter into this Agreement in connection with the closing of the transactions contemplated by the Merger Agreement and to amend and restate the Original Registration Rights Agreement to provide the Investor, the Underwriter and holders of the Lock-up Shares (as defined below), with certain rights relating to the registration of certain securities of the Company, as set forth herein;

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1.    DEFINITIONS. The following capitalized terms used herein have the following meanings:

“Agreement” means this Agreement, as amended, restated, supplemented, or otherwise modified from time to time.

“Apifiny” is defined in the preamble to this Agreement.

“Apifiny Common Stock” means Apifiny’s (i) Class A common stock, par value $0.0001 per share and (ii) Class F common stock, par value $0.0001 per share.

“Apifiny Securityholders” shall have the meaning ascribed to such term in the Merger Agreement.

“Assurance Escrow Agreement” means the Assurance Escrow Agreement, dated January [ ], 2022, by and among Apifiny, certain Apifiny Securityholders, the Investor and the Escrow Agent

“Assurance Escrow Shares” means up to 6,650,000 shares of Apifiny Common Stock deposited in escrow pursuant to the Assurance Escrow Agreement, in connection with the closing of the transactions contemplated by the Merger Agreement, which shares of Apifiny Common Stock are convertible into the right to receive such number of shares of Common Stock as more fully described in the Merger Agreement.

Annex A-98

“Apifiny Merger” is defined in the preamble to this Agreement.

“Business Day” means a day other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

“Commission” means the Securities and Exchange Commission, or any other federal agency then administering the Securities Act or the Exchange Act.

“Common Stock” means the common stock, par value $0.0001 per share, of the Company.

“Company” is defined in the preamble to this Agreement.

“Demand Registration” is defined in Section 2.1.1.

“Demanding Holder” is defined in Section 2.1.1.

“Earnout Escrow Agreement” means the Earnout Escrow Agreement, dated January [ ], 2022, by and between the Company, the Securityholder Representative, the Investor, and the Escrow Agent

“Earnout Escrow Shares” means up to 1,050,000 shares of Common Stock held in escrow for the benefit of the Investor pursuant to the Earnout Escrow Agreement, in connection with the Earnout Agreement, dated [ ], 2022, by and between the Company and the Investor.

“Effective Date” means the closing date of the Apifiny Merger.

“Escrow Agent” means the Continental Stock Transfer & Trust Company.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.

“Form S-3” is defined in Section 2.3.

“Indemnified Party” is defined in Section 4.3.

“Indemnifying Party” is defined in Section 4.3.

“Initial Shares” means the 1,433,480 shares of Common Stock issued to the Investor prior to the consummation of the Company’s IPO.

“Initial Shares Escrow Agreement” the Stock Escrow Agreement dated as of August 9, 2021 by and among the Company, the Investor and the Escrow Agent.

“Investor” is defined in the preamble to this Agreement.

“Investor Indemnified Party” is defined in Section 4.1.

“Investor Lock-up Agreement” means the lock-up agreement, by and between the Company and the Investor, dated [    ], 2022, restricting the sale, transfer or other disposition of Common Stock held or received by the Investor for a period of six (6) months after the Effective Date.

“IPO” means the initial public offering of Company’s securities pursuant to a prospectus dated August 9, 2021.

“Lock-up Period” means the date that is twelve (12) months after the Effective Date.

“Lock-up Shares” is defined in the Company Lock-up Agreement.

“Maximum Number of Shares” is defined in Section 2.1.4.

“Merger Agreement” is defined in the preamble to this Agreement.

“Merger Sub” is defined in the preamble to this Agreement.

“Notices” is defined in Section 6.3.

“Original Registration Rights Agreement” is defined in the preamble to this Agreement.

Annex A-99

“Person” means a company, corporation, association, partnership, limited liability company, organization, joint venture, trust or other legal entity, an individual, a government or political subdivision thereof or a governmental agency.

“Piggy-Back Registration” is defined in Section 2.2.1.

“Private Units” means the 294,598 Units the Investor privately purchased simultaneously with the consummation of the Company’s IPO.

“Pro Rata” is defined in Section 2.1.4.

“Register,” “Registered” and “Registration” mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registrable Securities” means (i) the Initial Shares, (ii) the Private Units (and underlying shares of Common Stock, including the shares of Common Stock issued or issuable upon the exercise of any Warrants), (iii) the Common Stock received by Investor from the conversion of any Assurance Escrow Shares, if released from escrow, in connection with the Apifiny Merger, if any, (iv) the Earnout Escrow Shares if released from escrow, if any, (v) the Units included in the Unit Purchase Option (and underlying shares of Common Stock, including the shares of Common Stock issued or issuable upon the exercise of any Warrants), if any, (vi) the Lock-up Shares held by Company affiliates after the Lock-up Period, and (vii) any securities issuable upon conversion of loans from Investor to the Company, if any (the “Loan Securities”). Registrable Securities include any warrants, shares of capital stock or other securities of the Company issued as a dividend or other distribution with respect to or in exchange for or in replacement of such (i) Initial Shares, (ii) Private Units (and underlying shares of Common Stock including the shares of Common Stock issued or issuable upon the exercise of any Warrants), (iii) Common Stock received by Investor from the conversion of any Assurance Escrow Shares, if released from escrow, (iv) Earnout Escrow Shares, if released from escrow, (v) Units included in the Unit Purchase Option, (and underlying shares of Common Stock, including the shares of Common Stock issued or issuable upon the exercise of any Warrants), (vi) Lock-up Shares and (vii) Loan Securities. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when: (a) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (b) such securities shall have been otherwise transferred, new certificates for them not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of them shall not require registration under the Securities Act; (c) such securities shall have ceased to be outstanding, or (d) the Registrable Securities are freely saleable under Rule 144 without volume limitations.

“Registration Statement” means a registration statement filed by the Company with the Commission in compliance with the Securities Act and the rules and regulations promulgated thereunder for a public offering and sale of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities (other than a registration statement on Form S-4 or Form S-8, or their successors, or any registration statement covering only securities proposed to be issued in exchange for securities or assets of another entity).

“Release Date” means the date on which any shares of Common Stock are released from escrow under any of the Initial Shares Escrow Agreement, the Assurance Shares Escrow Agreement and/or the Earnout Shares Escrow Agreement, as applicable.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder, all as the same shall be in effect at the time.

“Securityholder Representative” shall have the meaning ascribed to such term in the Merger Agreement.

“Underwriter” means, solely for the purposes of this Agreement, Chardan Capital Markets, LLC as a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Offering” means a Registration in which securities of the Company are sold to the Underwriter in a firm commitment underwriting for distribution to the public.

Annex A-100

“Unit or Units” means the units of the Company, each Unit comprised of one share of Common Stock and one redeemable Warrant to acquire one share of Common Stock at a price of $11.50 per share.

“Unit Purchase Option” means the Underwriter’s option to purchase up to 300,000 Units at $11.50 per Unit.

“Warrant(s)” means the warrants of the Company exercisable to acquire one share of Common Stock at a price of $11.50 per share.

2.      REGISTRATION RIGHTS.

2.1.   Demand Registration.

2.1.1. Demand Registration Rights. At any time and from time to time on or after (A) the Effective Date, the shares of Common Stock (including the shares of Common Stock issued or issuable upon the exercise of any Warrants, or upon the conversion of any Assurance Escrow Shares), the Private Units (including the underlying shares of Common Stock and the shares of Common Stock issued or issuable upon the exercise of any Warrants), the Units included in the Unit Purchase Option (and underlying shares of Common Stock, including the shares of Common Stock issued or issuable upon the exercise of any Warrants), if any, and Loan Securities; (B) the lapse of the Lock-up Period of the Lock-up Shares; or (C) three months prior to the earlier of (i) the initial Release Date with respect to all other Registrable Securities, (ii) with respect to the Investor, the date on which the restrictions on transfer will lapse under the Investor Lock-up Agreement entered into in connection with the Merger Agreement with respect to all of the Registrable Securities held by the Investor, but prior to the five-year anniversary of Effective Date, the holders of (y) a majority-in-interest of the Registrable Securities held by the Investor, on the one hand, or (z) a majority-in-interest of the Lock-up Shares held by Company affiliates, on the other hand, as the case may be, and/or their respective transferees, may make a written demand, on no more than two occasions in any twelve month period, for registration under the Securities Act on Form S-1 (except if the Company is then eligible to register the Registrable Securities on Form S-3, then such registration shall be on Form S-3) of all or part of their Registrable Securities, as the case may be (a “Demand Registration”). Any demand for a Demand Registration shall specify the number of shares of Registrable Securities proposed to be sold and the intended method(s) of distribution thereof. The Company will notify all holders of Registrable Securities of the demand, within five (5) days after the receipt by the Company of such Demand Registration, and each holder of Registrable Securities who wishes to include all or a portion of such holder’s Registrable Securities in the Demand Registration (each such holder including shares of Registrable Securities in such registration, a “Demanding Holder”) shall so notify the Company within fifteen (15) days after the receipt by the holder of the notice from the Company. Upon any such request, the Demanding Holders shall be entitled to have their Registrable Securities included in the Demand Registration, subject to Section 2.1.4 and the provisos set forth in Section 3.1.1. Upon receipt of a Demand Registration (a) the Company agrees to file a Registration Statement with the Commission with respect to such Demand Registration not later than thirty (30) days after the receipt by the Company of such Demand Registration (the “Filing Deadline”) or (b) if a Registration Statement with respect to the Registerable Securities has been previously declared effective, the Company shall use its commercially reasonable efforts to keep such Registration Statement continuously effective under the Securities Act until such time as there are no Registrable Securities outstanding. The Company agrees to pay the Investor a cash penalty of $25,000 per day (x) for each day beyond the Filing Deadline for which it has failed to file such Registration Statement with the Commission or (y) if a Registration Statement with respect to the Registerable Securities has previously been declared effective, for each day that such Registration Statement is not continuously effective under the Securities Act, until such time as there are no Registerable Securities outstanding. The Company shall not be obligated to effect more than an aggregate of two (2) Demand Registrations per calendar year under this Section 2.1.1 in respect of all Registrable Securities. Notwithstanding the foregoing, the Underwriter and its related persons may not have more than one Demand Registration at the Company’s expense.

Annex A-101

2.1.2. Effective Registration. A registration will not count as a Demand Registration until (A) the Registration Statement filed with the Commission with respect to such Demand Registration has been declared effective by the Commission and the Company has complied with all of its obligations under this Agreement with respect thereto, and (B) the Registration Statement has remained effective continuously until the earlier of (x) one (1) year after being declared effective, or (y) the date on which all of the Registrable Securities requested by the Demanding Holders to be registered in such Registration Statement have been sold; provided, however, that if, after such Registration Statement has been declared effective, the offering of Registrable Securities pursuant to a Demand Registration is interfered with by any stop order or injunction of the Commission or any other governmental agency or court, the Registration Statement with respect to such Demand Registration will be deemed not to have been declared effective, unless and until, (i) such stop order or injunction is removed, rescinded or otherwise terminated, and (ii) a majority-in-interest of the Demanding Holders thereafter elect to continue the offering; provided, further, that the Company shall not be obligated to file a second Registration Statement until a Registration Statement that has been filed is counted as a Demand Registration or is terminated.

2.1.3. Underwritten Offering pursuant to Demand Registration. If a majority-in-interest of the Demanding Holders so elect and such holders so advise the Company as part of their written demand for a Demand Registration, the offering of such Registrable Securities pursuant to such Demand Registration shall be in the form of an Underwritten Offering. In such event, the right of any holder to include its Registrable Securities in such registration shall be conditioned upon such holder’s participation in such underwriting and the inclusion of such holder’s Registrable Securities in the underwriting to the extent provided herein. All Demanding Holders proposing to distribute their Registrable Securities through such underwriting shall enter into an underwriting agreement in customary form with the Underwriter or underwriters selected for such Underwritten Offering by a majority-in-interest of the holders initiating the Demand Registration.

2.1.4. Reduction of Underwritten Offering in Connection with Demand Registration. If the Underwriter or the managing underwriters in an Underwritten Offering effected pursuant to a Demand Registration in good faith advises the Company and the Demanding Holders in writing that the dollar amount or number of shares of Registrable Securities which the Demanding Holders desire to sell, taken together with all other shares of Common Stock or other securities which the Company desires to sell and the shares of Common Stock, if any, as to which a registration has been requested pursuant to separate written contractual piggy-back registration rights held by other stockholders of the Company who desire to sell, exceeds the maximum dollar amount or maximum number of shares that can be sold in such Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method or the probability of success of such offering (such maximum dollar amount or maximum number of shares, as applicable, the “Maximum Number of Shares”), then the Company shall include in such registration: (i) first, the Registrable Securities as to which Demand Registration has been requested by the Demanding Holders (pro rata in accordance with the number of shares that each such Demanding Holder has requested be included in such registration, regardless of the number of shares held by each such Demanding Holder (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Shares; (ii) second, to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (i), the shares of Common Stock or other securities that the Company desires to sell that can be sold without exceeding the Maximum Number of Shares; and (iii) third, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (i) and (ii), the shares of Common Stock or other securities for the account of other persons that the Company is obligated to register pursuant to other written contractual arrangements with such persons and that can be sold without exceeding the Maximum Number of Shares.

2.1.5. Demand Registration Withdrawal. If a majority-in-interest of the Demanding Holders disapprove of the terms of any Underwritten Offering or are not entitled to include all of their Registrable Securities in any Underwritten Offering, such majority-in-interest of the Demanding Holders may elect to withdraw from such offering by giving written notice to the Company and the Underwriter or underwriters of their request to withdraw prior to the effectiveness of the Registration Statement

Annex A-102

filed with the Commission with respect to such Demand Registration. If the majority-in-interest of the Demanding Holders withdraws from a proposed Underwritten Offering relating to a Demand Registration, then such registration shall not count as a Demand Registration provided for in this Section 2.1.

2.2.   Piggy-Back Registration.

2.2.1. Piggy-Back Registration Rights. If at any time on or after the Effective Date, the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into, equity securities, by the Company for its own account or for stockholders of the Company for their account (or by the Company and by stockholders of the Company including, without limitation, pursuant to Section 2.1), other than a Registration Statement (i) filed in connection with any employee stock option or other benefit plan, or (ii) for a dividend reinvestment plan, then the Company shall (x) give written notice of such proposed filing to the holders of Registrable Securities as soon as practicable but in no event less than ten (10) days before the anticipated filing date of such Registration Statement, which notice shall describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing underwriter or underwriters, if any, of the offering, and (y) offer to the holders of Registrable Securities in such notice the opportunity to register the sale of such number of shares of Registrable Securities as such holders may request in writing within five (5) days following receipt of such notice (a “Piggy-Back Registration”). The Company shall cause such Registrable Securities to be included in such registration and shall use its best efforts to cause the managing underwriter or underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested to be included in a Piggy-Back Registration on the same terms and conditions as any similar securities of the Company and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All holders of Registrable Securities proposing to distribute their Registrable Securities through a Piggy-Back Registration that involves an Underwriter or Underwriters shall enter into an underwriting agreement in customary form with the Underwriter or Underwriters selected for such Piggy-Back Registration. Notwithstanding the provisions set forth in the immediately preceding sentences, the right to a Piggy-Back Registration set forth under this Section 2.2.1 with respect to the Registrable Securities shall terminate on the seventh anniversary of the Effective Date.

2.2.2. Reduction of Underwritten Offering in Connection with Piggy-Back Registration. If the managing Underwriter or Underwriters for a Piggy-Back Registration that is to be an Underwritten Offering advises the Company and the holders of Registrable Securities participating in the Underwritten Offering in writing that the dollar amount or number of shares of Common Stock which the Company desires to sell in such Underwritten Offering, taken together with the shares of Common Stock, if any, as to which inclusion in such Underwritten Offering has been demanded pursuant to separate written contractual arrangements with persons other than the holders of Registrable Securities hereunder, the Registrable Securities as to which inclusion in such Underwritten Offering has been requested under this Section 2.2.1 above, and the shares of Common Stock, if any, as to which inclusion in such Underwritten Offering has been requested pursuant to the written contractual piggy-back registration rights of other stockholders of the Company, exceeds the Maximum Number of Shares, then the Company shall include in any such registration:

a)      If the Underwritten Offering is undertaken for the Company’s account: (A) first, the shares of Common Stock or other equity securities that the Company desires to sell in such Underwritten Offering that can be sold without exceeding the Maximum Number of Shares; (B) second, to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (A), the shares of Common Stock or other securities, if any, comprised of Registrable Securities, as to which registration has been requested pursuant to the applicable written contractual piggy-back registration rights of such security holders, Pro Rata, that can be sold without exceeding the Maximum Number of Shares; and (C) third, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (A) and (B), the shares of Common Stock or other

Annex A-103

securities for the account of other persons that the Company is obligated to register pursuant to written contractual piggy-back registration rights with such persons and that can be sold without exceeding the Maximum Number of Shares;

b)      If the registration is a “demand” registration undertaken at the demand of persons other than either the holders of Registrable Securities, (A) first, the shares of Common Stock or other securities for the account of the demanding persons that can be sold without exceeding the Maximum Number of Shares; (B) second, to the extent that the Maximum Number of Shares has not been reached under the foregoing clause (A), the shares of Common Stock or other securities that the Company desires to sell that can be sold without exceeding the Maximum Number of Shares; (C) third, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (A) and (B), collectively the shares of Common Stock or other securities comprised of Registrable Securities, Pro Rata, as to which registration has been requested pursuant to the terms hereof, that can be sold without exceeding the Maximum Number of Shares; and (D) fourth, to the extent that the Maximum Number of Shares has not been reached under the foregoing clauses (A), (B) and (C), the shares of Common Stock or other securities for the account of other persons that the Company is obligated to register pursuant to written contractual arrangements with such persons, that can be sold without exceeding the Maximum Number of Shares.

2.2.3. Piggy-Back Registration Withdrawal. Any holder of Registrable Securities may elect to withdraw such holder’s request for inclusion of Registrable Securities in any Piggy-Back Registration by giving written notice to the Company of such request to withdraw prior to the effectiveness of the Registration Statement. The Company (whether on its own determination or as the result of a withdrawal by persons making a demand pursuant to written contractual obligations) may withdraw a Registration Statement at any time prior to the effectiveness of such Registration Statement. Notwithstanding any such withdrawal, the Company shall pay all expenses incurred by the holders of Registrable Securities in connection with such Piggy-Back Registration as provided in Section 3.3.

2.2.4. Unlimited Piggy-back Registration Rights. For purposes of clarity, any Registration or Underwritten Offering effected pursuant to Section 2.2. hereof shall not be counted as a Demand Registration effected pursuant to Section 2.1 hereof.

2.3.   Registrations on Form S-3.

The holders of Registrable Securities may at any time and from time to time, request in writing that the Company, pursuant to Rule 415 under the Securities Act (or any successor rule promulgated thereafter by the Commission), register the resale of any or all of such Registrable Securities on Form S-3 or any similar short-form registration which may be available at such time (“Form S-3”); provided, however, that (i) the Company shall not be obligated to effect such request through an Underwritten Offering and (ii) the Company shall not be obligated to effect more than two such requests.1 Upon receipt of such written request, the Company will promptly give written notice of the proposed registration to all other holders of Registrable Securities, and, as soon as practicable thereafter, effect the registration of all or such portion of such holder’s or holders’ Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities or other securities of the Company, if any, of any other holder or holders joining in such request as are specified in a written request given within fifteen (15) days after receipt of such written notice from the Company; provided, however, that the Company shall not be obligated to effect any such registration pursuant to this Section 2.3: (i) if Form S-3 is not available for such offering; or (ii) if the holders of the Registrable Securities, together with the holders of any other securities of the Company entitled to inclusion in such registration, propose to sell Registrable Securities and such other securities (if any) at any aggregate price to the public of less than $10,000,000. Registrations effected pursuant to this Section 2.3 shall not be counted as Demand Registrations effected pursuant to Section 2.1.

Annex A-104

3.      REGISTRATIONPROCEDURES.

3.1.   Filings; Information.

Whenever the Company is required to effect the registration of any Registrable Securities pursuant to Section 2, the Company shall use its best efforts to effect the registration and sale of such Registrable Securities in accordance with the intended method(s) of distribution thereof as expeditiously as practicable, and in connection with any such request:

3.1.1. Filing Registration Statement; Restriction on Registration Rights. The Company shall use its best efforts to, as expeditiously as possible after receipt of a request for a Demand Registration pursuant to Section 2.1, prepare and file with the Commission a Registration Statement on any form for which the Company then qualifies or which counsel for the Company shall deem appropriate and which form shall be available for the sale of all Registrable Securities to be registered thereunder in accordance with the intended method(s) of distribution thereof, and shall use its best efforts to cause such Registration Statement to become effective and use its best efforts to keep it effective for the period required by Section 3.1.3; provided, however, that the Company shall have the right to defer any Demand Registration for up to ninety (90) days, and any Piggy-Back Registration for such period as may be applicable to deferment of any demand registration to which such Piggy-Back Registration relates, in each case if the Company shall furnish to the holders a certificate signed by Chief Executive Officer or Chairman of the Company stating that, in the good faith judgment of the Board of Directors of the Company, it would be materially detrimental to the Company and its stockholders for such Registration Statement to be effected at such time; provided further, that the Company shall not have the right to exercise the right set forth in this provision more than once in any 365-day period in respect of a Demand Registration hereunder.

3.1.2. Copies. The Company shall, prior to filing a Registration Statement or prospectus, or any amendment or supplement thereto, furnish without charge to the holders of Registrable Securities included in such registration, and such holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein except for such exhibits and documents available on the Commission’s Electronic Data Gathering, Analysis and Retrieval System), the prospectus included in such Registration Statement (including each preliminary prospectus), and such other documents as the holders of Registrable Securities included in such registration or legal counsel for any such holders may request in order to facilitate the disposition of the Registrable Securities owned by such holders.

3.1.3. Amendments and Supplements. The Company shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements to such Registration Statement and the prospectus used in connection therewith as may be necessary to keep such Registration Statement effective and in compliance with the provisions of the Securities Act until all Registrable Securities and other securities covered by such Registration Statement have been disposed of in accordance with the intended method(s) of distribution set forth in such Registration Statement or such securities have been withdrawn.

3.1.4. Notification. After the filing of a Registration Statement, the Company shall promptly, and in no event more than two (2) Business Days after such filing, notify the holders of Registrable Securities included in such Registration Statement of such filing, and shall further notify such holders promptly and confirm such advice in writing in all events within two (2) Business Days of the occurrence of any of the following: (i) when such Registration Statement becomes effective; (ii) when any post-effective amendment to such Registration Statement becomes effective; (iii) the issuance or threatened issuance by the Commission of any stop order (and the Company shall take all actions required to prevent the entry of such stop order or to remove it if entered); and (iv) any

____________

1       NTD: To limit the period when the next demand for S-3 registration should be entertained (e.g. at least 12 months apart)?

Annex A-105

request by the Commission for any amendment or supplement to such Registration Statement or any prospectus relating thereto or for additional information or of the occurrence of an event requiring the preparation of a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of the securities covered by such Registration Statement, such prospectus will not contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and promptly make available to the holders of Registrable Securities included in such Registration Statement any such supplement or amendment; except that before filing with the Commission a Registration Statement or prospectus or any amendment or supplement thereto, including documents incorporated by reference, the Company shall furnish to the holders of Registrable Securities included in such Registration Statement and to the legal counsel for any such holders, copies of all such documents proposed to be filed sufficiently in advance of filing to provide such holders and legal counsel with a reasonable opportunity to review such documents and comment thereon, and the Company shall not file any Registration Statement or prospectus or amendment or supplement thereto, including documents incorporated by reference, to which such holders or their legal counsel shall object.

3.1.5. State Securities Laws Compliance. The Company shall use its best efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this paragraph or subject itself to taxation in any such jurisdiction.

3.1.6. Agreements for Disposition. The Company shall enter into customary agreements (including, if applicable, an underwriting agreement in customary form) and take such other actions as are reasonably required in order to expedite or facilitate the disposition of such Registrable Securities. The representations, warranties and covenants of the Company in any underwriting agreement which are made to or for the benefit of any Underwriters, to the extent applicable, shall also be made to and for the benefit of the holders of Registrable Securities included in such registration statement. No holder of Registrable Securities included in such registration statement shall be required to make any representations or warranties in the underwriting agreement except, if applicable, with respect to such holder’s organization, good standing, authority, title to Registrable Securities, lack of conflict of such sale with such holder’s material agreements and organizational documents, and with respect to written information relating to such holder that such holder has furnished in writing expressly for inclusion in such Registration Statement.

3.1.7.  Cooperation. The principal executive officer of the Company, the principal financial officer of the Company, the principal accounting officer of the Company and all other officers and members of the management of the Company shall cooperate in all reasonable respects in any offering of Registrable Securities hereunder, which cooperation shall include, without limitation, the preparation of the Registration Statement with respect to such offering and all other offering materials and related documents, and participation in meetings with Underwriters, attorneys, accountants and potential investors.

3.1.8. Records. The Company shall make available for inspection by the holders of Registrable Securities included in such Registration Statement, any Underwriter participating in any disposition pursuant to such registration statement and any attorney, accountant or other professional retained by any holder of Registrable Securities included in such Registration Statement or any Underwriter, all financial and other records, pertinent corporate documents and properties of the Company, as shall be necessary to enable them to exercise their due diligence responsibility, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any of them in connection with such Registration Statement.

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3.1.9. Opinions and Comfort Letters. Upon request, the Company shall furnish to each holder of Registrable Securities included in any Registration Statement a signed counterpart, addressed to such holder, of (i) any opinion of counsel to the Company delivered to any Underwriter and (ii) any comfort letter from the Company’s independent public accountants delivered to any Underwriter. In the event no legal opinion is delivered to any Underwriter, the Company shall furnish to each holder of Registrable Securities included in such Registration Statement, at any time that such holder elects to use a prospectus, an opinion of counsel to the Company to the effect that the Registration Statement containing such prospectus has been declared effective and that no stop order is in effect.

3.1.10.  Earnings Statement. The Company shall comply with all applicable rules and regulations of the Commission and the Securities Act, and make available to its stockholders, as soon as practicable, an earnings statement covering a period of twelve (12) months, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder.

3.1.11.  Listing. The Company shall use its best efforts to cause all Registrable Securities included in any registration to be listed on such exchanges or otherwise designated for trading in the same manner as similar securities issued by the Company are then listed or designated or, if no such similar securities are then listed or designated, in a manner satisfactory to the holders of a majority of the Registrable Securities included in such registration.

3.1.12.  Road Show. If the registration involves the registration of Registrable Securities involving gross proceeds in excess of $25,000,000, the Company shall use its reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in any Underwritten Offering.

3.1.13.  Regulation M. The Company shall take no direct or indirect action prohibited by Regulation M under the Exchange Act; provided, that, to the extent that any prohibition is applicable to the Company, the Company will take all reasonable action to make any such prohibition inapplicable.

3.2.   Obligation to Suspend Distribution.

Upon receipt of any notice from the Company of the happening of any event of the kind described in Section 3.1.4(iv), or, in the case of a resale registration, on Form S-1 or other applicable form pursuant to Section 2.1 hereof, or Form S-3 pursuant to Section 2.3 hereof, upon any suspension by the Company, pursuant to a written insider trading compliance program adopted by the Company’s Board of Directors, of the ability of all “insiders” covered by such program to transact in the Company’s securities because of the existence of material non-public information, each holder of Registrable Securities included in any registration shall immediately discontinue disposition of such Registrable Securities pursuant to the Registration Statement covering such Registrable Securities until such holder receives the supplemented or amended prospectus contemplated by Section 3.1.4(iv) or the restriction on the ability of “insiders” to transact in the Company’s securities is removed, as applicable, and, if so directed by the Company, each such holder will deliver to the Company all copies, other than permanent file copies then in such holder’s possession, of the most recent prospectus covering such Registrable Securities at the time of receipt of such notice.

3.3.   Registration Expenses.

The Company shall bear all costs and expenses incurred in connection with any Demand Registration pursuant to Section 2.1 (as limited by Section 2.1.1), any Piggy-Back Registration pursuant to Section 2.2, and any registration on Form S-3 effected pursuant to Section 2.3, and all expenses incurred in performing or complying with its other obligations under this Agreement, whether or not the Registration Statement becomes effective, including, without limitation: (i) all registration and filing fees; (ii) fees and expenses of compliance with securities or “blue sky” laws (including fees and disbursements of counsel in connection with blue sky qualifications of the Registrable Securities); (iii) printing expenses; (iv) the Company’s internal expenses (including, without limitation, all salaries and expenses of its officers and employees); (v) the fees and expenses incurred in connection with the listing of the Registrable Securities as required by Section 3.1.11; (vi) Financial Industry Regulatory Authority fees; (vii) fees and disbursements of counsel for the Company and fees and expenses for independent certified public accountants retained by the Company (including the expenses or costs associated with the delivery of any opinions or comfort letters requested pursuant to Section 3.1.9); (viii) the reasonable fees and expenses of any special experts retained by the Company in connection with such registration and (ix) the reasonable fees and expenses of one legal counsel selected

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by the holders of a majority-in-interest of the Registrable Securities included in such registration. The Company shall have no obligation to pay any underwriting discounts or selling commissions attributable to the Registrable Securities being sold by the holders thereof, which underwriting discounts or selling commissions shall be borne by such holders. Additionally, in an Underwritten Offering, all selling stockholders and the Company shall bear the expenses of the Underwriter pro rata in proportion to the respective amount of shares each is selling in such offering.

3.4.   Holder’s Information

The holders of Registrable Securities shall provide such information as may reasonably be requested by the Company, or the managing Underwriter, if any, in connection with the preparation of any Registration Statement, including amendments and supplements thereto, in order to effect the registration of any Registrable Securities under the Securities Act pursuant to Section 2 and in connection with the Company’s obligation to comply with federal and applicable state securities laws.

The Company’s obligations to include the Registrable Securities in any Registration Statement under this Agreement are contingent upon each holder of Registrable Securities furnishing in writing to the Company such information regarding such holder, the securities of the Company held by holder and the intended method of disposition of the Registrable Securities as shall be reasonably requested by the Company to effect the registration of the Registrable Securities, and such holder shall execute such documents in connection with such registration as the Company may reasonably request that are customary of a selling stockholder in similar situations.

4.      INDEMNIFICATION AND CONTRIBUTION.

4.1.   Indemnification by the Company.

The Company agrees to indemnify and hold harmless each Investor and each other holder of Registrable Securities, and each of their respective officers, employees, affiliates, directors, partners, members, attorneys and agents, and each person, if any, who controls an Investor and each other holder of Registrable Securities (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) (each, an “Investor Indemnified Party”), from and against any expenses, losses, judgments, claims, damages or liabilities, whether joint or several, arising out of or based upon any untrue statement (or allegedly untrue statement) of a material fact contained in (or incorporated by reference in) any Registration Statement under which the sale of such Registrable Securities was registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained in the Registration Statement, or free writing prospectus (as defined in Rule 405 under the Securities Act or any successor rule thereof), or any amendment or supplement to such Registration Statement, or any filing under any state securities law required to be filed or furnished, or arising out of or based upon any omission (or alleged omission) to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by the Company of the Securities Act or any rule or regulation promulgated thereunder applicable to the Company and relating to action or inaction required of the Company in connection with any such registration; and the Company shall promptly reimburse the Investor Indemnified Party for any legal and any other expenses reasonably incurred by such Investor Indemnified Party in connection with investigating and defending any such expense, loss, judgment, claim, damage, liability or action; provided, however, that the Company will not be liable in any such case to the extent that any such expense, loss, claim, damage or liability arises out of or is based upon any untrue statement or allegedly untrue statement or omission or alleged omission made in such Registration Statement, preliminary prospectus, final prospectus, or summary prospectus, or any such amendment or supplement, in reliance upon and in conformity with information furnished to the Company, in writing, by such selling holder expressly for use therein. The Company also shall indemnify any Underwriter of the Registrable Securities, their officers, affiliates, directors, partners, members and agents and each person who controls such Underwriter on substantially the same basis as that of the indemnification provided above in this Section 4.1.

4.2.   Indemnification by Holders of Registrable Securities.

Each selling holder of Registrable Securities will, in the event that any registration is being effected under the Securities Act pursuant to this Agreement of any Registrable Securities held by such selling holder, indemnify and hold harmless the Company, each of its directors and officers and each Underwriter (if any), and each other selling holder and each other person, if any, who controls another selling holder or such Underwriter within the meaning of the Securities Act, against any losses, claims, judgments, damages or liabilities, whether joint or several, insofar as such losses, claims, judgments, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue

Annex A-108

statement or allegedly untrue statement of a material fact contained in any Registration Statement under which the sale of such Registrable Securities was registered under the Securities Act, any preliminary prospectus, final prospectus or summary prospectus contained in the Registration Statement, or any amendment or supplement to the Registration Statement, or arise out of or are based upon any omission or the alleged omission to state a material fact required to be stated therein or necessary to make the statement therein not misleading, if the statement or omission was made in reliance upon and in conformity with information furnished in writing to the Company by such selling holder expressly for use therein, and shall reimburse the Company, its directors and officers, each Underwriter (if any) and each other selling holder or controlling Person for any legal or other expenses reasonably incurred by any of them in connection with investigation or defending any such loss, claim, damage, liability or action. Each selling holder’s indemnification obligations hereunder shall be several and not joint and shall be limited to the amount of any net proceeds (after payment of any underwriting fees, discounts, commissions or taxes) actually received by such selling holder.

4.3.   Conduct of Indemnification Proceedings.

Promptly after receipt by any person of any notice of any loss, claim, damage or liability or any action in respect of which indemnity may be sought pursuant to Section 4.1 or 4.2, such person (the “Indemnified Party”) shall, if a claim in respect thereof is to be made against any other person for indemnification hereunder, notify such other person (the “Indemnifying Party”) in writing of the loss, claim, judgment, damage, liability or action; provided, however, that the failure by the Indemnified Party to notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability which the Indemnifying Party may have to such Indemnified Party hereunder, except and solely to the extent the Indemnifying Party is actually prejudiced by such failure. If the Indemnified Party is seeking indemnification with respect to any claim or action brought against the Indemnified Party, then the Indemnifying Party shall be entitled to participate in such claim or action, and, to the extent that it wishes, jointly with all other Indemnifying Parties, to assume control of the defense thereof with counsel satisfactory to the Indemnified Party. After notice from the Indemnifying Party to the Indemnified Party of its election to assume control of the defense of such claim or action, the Indemnifying Party shall not be liable to the Indemnified Party for any legal or other expenses subsequently incurred by the Indemnified Party in connection with the defense thereof other than reasonable costs of investigation; provided, however, that in any action in which both the Indemnified Party and the Indemnifying Party are named as defendants, the Indemnified Party shall have the right to employ separate counsel (but no more than one such separate counsel) to represent the Indemnified Party and its controlling persons who may be subject to liability arising out of any claim in respect of which indemnity may be sought by the Indemnified Party against the Indemnifying Party, with the fees and expenses of such counsel to be paid by such Indemnifying Party if, based upon the written opinion of counsel of such Indemnified Party, representation of both parties by the same counsel would be inappropriate due to actual or potential differing interests between them. No Indemnifying Party shall, without the prior written consent of the Indemnified Party, consent to entry of judgment or effect any settlement of any claim or pending or threatened proceeding in respect of which the Indemnified Party is or could have been a party and indemnity could have been sought hereunder by such Indemnified Party, unless such judgment or settlement includes an unconditional release of such Indemnified Party from all liability arising out of such claim or proceeding.

4.4.   Contribution.

4.4.1. If the indemnification provided for in the foregoing Sections 4.1, 4.2 and 4.3 is unavailable to any Indemnified Party in respect of any loss, claim, damage, liability or action referred to herein, then each such Indemnifying Party, in lieu of indemnifying such Indemnified Party, shall contribute to the amount paid or payable by such Indemnified Party as a result of such loss, claim, damage, liability or action in such proportion as is appropriate to reflect the relative fault of the Indemnified Parties and the Indemnifying Parties in connection with the actions or omissions which resulted in such loss, claim, damage, liability or action, as well as any other relevant equitable considerations. The relative fault of any Indemnified Party and any Indemnifying Party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by such Indemnified Party or such Indemnifying Party and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

4.4.2.  The parties hereto agree that it would not be just and equitable if contribution pursuant to this Section 4.4 were determined by pro rata allocation or by any other method of allocation which does not take account of the equitable considerations referred to in the immediately preceding Section 4.4.1.

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4.4.3. The amount paid or payable by an Indemnified Party as a result of any loss, claim, damage, liability or action referred to in the immediately preceding paragraph shall be deemed to include, subject to the limitations set forth above, any legal or other expenses incurred by such Indemnified Party in connection with investigating or defending any such action or claim. Notwithstanding the provisions of this Section 4.4, no holder of Registrable Securities shall be required to contribute any amount in excess of the dollar amount of the net proceeds (after payment of any underwriting fees, discounts, commissions or taxes) actually received by such selling holder from the sale of Registrable Securities which gave rise to such contribution obligation. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

5.      RULE 144.

5.1.   Rule 144. The Company covenants that it shall file any reports required to be filed by it under the Securities Act and the Exchange Act and shall take such further action as the holders of Registrable Securities may reasonably request, all to the extent required from time to time to enable such holders to sell Registrable Securities without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 under the Securities Act, as such Rules may be amended from time to time, or any similar rule or regulation hereafter adopted by the Commission.

6.      MISCELLANEOUS.

6.1.   Other Registration Rights.

The Company represents and warrants that, except as disclosed in the Company’s registration statement on Form S-1 (File No. 333-257916) no person, other than the holders of the Registrable Securities hereunder, has any right to require the Company to register any shares of the Company’s capital stock for sale or to include the Company’s shares of capital stock in any registration filed by the Company for the sale of shares of capital stock for its own account or for the account of any other person.

6.2.   Assignment;

No Third Party Beneficiaries. This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part without the consent of the holders of a majority of Registrable Securities. This Agreement and the rights, duties and obligations of the holders of Registrable Securities hereunder may be freely assigned or delegated by such holder of Registrable Securities in conjunction with and to the extent of any transfer of Registrable Securities by any such holder. This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties, to the permitted assigns of the Investor or holder of Registrable Securities or of any assignee of the Investor or holder of Registrable Securities. This Agreement is not intended to confer any rights or benefits on any persons that are not party hereto other than as expressly set forth in Article 4 and this Section 6.2.

6.3.   Notices.

All notices, demands, requests, consents, approvals or other communications (collectively, “Notices”) required or permitted to be given hereunder or which are given with respect to this Agreement shall be in writing and shall be personally served, delivered by reputable air courier service with charges prepaid, or transmitted by hand delivery, or electronic transmission addressed as set forth below, or to such other address as such party shall have specified most recently by written notice. Notice shall be deemed given on the date of service or transmission if personally served or transmitted electronically by email; provided, that if such service or transmission is not on a Business Day or is after normal business hours, then such notice shall be deemed given on the next Business Day. Notice otherwise sent as provided herein shall be deemed given on the next Business Day following timely delivery of such notice to a reputable air courier service with an order for next-day delivery. The parties hereto consent to the delivery of notices or other communications by electronic transmission at the e-mail address set forth below the respective party’s name in Section 6.3 hereto. To the extent that any notice given by means of electronic transmission is returned or undeliverable for any reason, the foregoing consent shall be deemed to have been revoked until a new or

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corrected e-mail address has been provided, and such attempted electronic notice shall be ineffective and deemed to not have been given. Each party agrees to promptly notify the other parties of any change in its e-mail address, and that failure to do so shall not affect the foregoing. The parties may change the persons and addresses to which the notices or other communications are to be sent by giving written notice to any such change in the manner provided herein for giving notice.

To the Company:

Abri SPAC I, Inc.
9663 Santa Monica Blvd., No. 1091
Beverly Hills, CA 90210
Attn: Jeffrey Tirman, Chief Executive Officer
Email: [•]

with a copy to:

Loeb & Loeb LLP
345 Park Avenue
New York, NY 10154
Attn: Alex Weniger-Araujo, Esq.
Email: [•]

To the Investor: to the address set forth below such Investor’s name on Exhibit A hereto.

To the Underwriter:

Chardan Capital Markets, LLC
17 State Street, Suite 2100
New York, New York 10004
Attn: George Kaufman
Email: __________________

with copy to:

[             ]

Email: [             ]

6.4.   Severability.

This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible that is valid and enforceable.

6.5.   Counterparts.

This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument. This Agreement shall be effective when it has been executed by parties. The words “execution,” “signed,” “signature,” and words of like import in this Agreement or in any other certificate, agreement or document related to this Agreement shall include images of manually executed signatures transmitted by facsimile or other electronic format (including “pdf,” “tif” or “jpg”) and other electronic signatures (including DocuSign and AdobeSign). The use of electronic signatures and electronic records (including any contract or other record created, generated, sent, communicated, received or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act and any other applicable law,

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including any state law based on the Uniform Electronic Transactions Act or the Uniform Commercial Code. This Agreement may be executed and delivered by telecopier or other facsimile transmission all with the same force and effect as if the same was a fully executed and delivered original manual counterpart. Delivery of an executed signature page of this Agreement by facsimile transmission, electronic mail or E-Fax, or otherwise to or from an electronic system or other equivalent service shall be as effective as delivery of a manually executed counterpart hereof.

6.6.   Entire Agreement.

This Agreement (including all agreements entered into pursuant hereto and all certificates and instruments delivered pursuant hereto and thereto) constitute the entire agreement of the parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements, representations, understandings, negotiations and discussions between the parties, whether oral or written.

6.7.   Modifications and Amendments.

No amendment, modification or termination of this Agreement shall be binding upon the Company unless executed in writing by the Company. No amendment, modification or termination of this Agreement shall be binding upon the holders of the Registrable Securities unless executed in writing by the holders of the majority Registrable Securities.

6.8.   Titles and Headings.

Titles and headings of sections of this Agreement are for convenience only and shall not affect the construction of any provision of this Agreement.

6.9.   Waivers and Extensions.

Any party to this Agreement may waive any right, breach or default which such party has the right to waive, provided that such waiver will not be effective against the waiving party unless it is in writing, is signed by such party, and specifically refers to this Agreement. Waivers may be made in advance or after the right waived has arisen or the breach or default waived has occurred. Any waiver may be conditional. No waiver of any breach of any agreement or provision herein contained shall be deemed a waiver of any preceding or succeeding breach thereof nor of any other agreement or provision herein contained. No waiver or extension of time for performance of any obligations or acts shall be deemed a waiver or extension of the time for performance of any other obligations or acts.

6.10. Remedies Cumulative.

In the event that the Company fails to observe or perform any covenant or agreement to be observed or performed under this Agreement, any Investor or any other holder of Registrable Securities may proceed to protect and enforce its rights by suit in equity or action at law, whether for specific performance of any term contained in this Agreement or for an injunction against the breach of any such term or in aid of the exercise of any power granted in this Agreement or to enforce any other legal or equitable right, or to take any one or more of such actions, without being required to post a bond. None of the rights, powers or remedies conferred under this Agreement shall be mutually exclusive, and each such right, power or remedy shall be cumulative and in addition to any other right, power or remedy, whether conferred by this Agreement or now or hereafter available at law, in equity, by statute or otherwise.

6.11. Governing Law.

This Agreement shall be governed by, interpreted under, and construed in accordance with the internal laws of the State of New York applicable to agreements made and to be performed within the State of New York, without giving effect to any choice-of-law provisions thereof that would compel the application of the substantive laws of any other jurisdiction.

6.12. Consent to Jurisdiction.

The parties hereto agree to submit any matter or dispute resulting from, or arising out of, the execution, performance, interpretation, breach or termination of this Agreement to the non-exclusive jurisdiction of federal or state courts within the State of New York. Each of the parties agrees that service of any process, summons, notice or document in the manner set forth in Section 6.3 hereof or in such other manner as may be permitted by applicable law, shall be effective service of process for any proceeding in the State of New York with respect to any matters to

Annex A-112

which it has submitted to jurisdiction in this Section 6.12. Each of the parties hereto irrevocably and unconditionally agrees that it is subject to, and hereby submits to, the personal jurisdiction of the courts located in the State of New York for any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereunder and waives any objection to the laying of venue in the United States District Court for the Southern District of New York, or the New York state courts if the federal jurisdictional standards are not satisfied, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

6.13. Waiver of Trial by Jury.

Each party hereby irrevocably and unconditionally waives the right to a trial by jury in any action, suit, counterclaim or other proceeding (whether based on contract, tort or otherwise) arising out of, connected with or relating to this Agreement, the transactions contemplated hereby, or the actions of the Investor in the negotiation, administration, performance or enforcement hereof.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.]

Annex A-113

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

COMPANY:
ABRI SPAC I, INC.
By:
Name:	Jeffrey Tirman
Title:	Chief Executive Officer
INVESTOR:
ABRI VENTURES I, LLC
By:
Name:	Jeffrey Tirman
Title:	Authorized Member

Annex A-114

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered by their duly authorized representatives as of the date first written above.

UNDERWRITER:
CHARDAN CAPITAL MARKETS, LLC
By:
Name:	George Kaufman
Title:	Managing Partner

Annex A-115

Exhibit A

Name and Address of Investor

To the Investor:

•	Abri Ventures I, LLC
c/o Abri SPAC I, Inc.
9663 Santa Monica Blvd., No. 1091
Beverly Hills, CA 90210
Attn: Jeffrey Tirman, Authorized Member
Email: jtirman@abriadv.com

Annex A-116

Exhibit E

FORM OF

SPONSOR EARNOUT AGREEMENT

This Sponsor Earnout Agreement (this “Agreement”), dated as of January [•], 2022, is entered into by and between Abri Ventures I, LLC, a Delaware limited liability company (the “Sponsor”), and Abri SPAC I, Inc., a Delaware corporation (“Parent”). The Sponsor and Parent are sometimes referred to herein each as a “Party” and together the “Parties”.

Recitals

WHEREAS, Parent, Abri Merger Sub, Inc., a Delaware corporation (“Merger Sub”), Apifiny Group, Inc., a Delaware corporation (the “Company”), and Erez Simha, solely in its capacity as representative, agent and attorney-in-fact of the Company Securityholders, have entered into a Merger Agreement (the “Merger Agreement”; capitalized terms used but not defined herein shall have their respective meanings assigned to them in the Merger Agreement), dated as of January 27, 2022, pursuant to which Merger Sub will merge with and into the Company (the “Merger”) and the Company will be the surviving company and a wholly-owned subsidiary of Parent; and

WHEREAS, as a condition and an inducement to Parent and the Company entering into the Merger Agreement, the Sponsor and Parent have agreed that 1,050,000 shares of Class A Parent Common Stock (collectively, the “Sponsor Earnout Shares”) (i) will be issued to the Sponsor free and clear of all Liens other than applicable federal and state securities restrictions and restrictions set forth in the Escrow Earnout Agreement, (ii) shall be placed in escrow at the Closing pursuant to the Escrow Earnout Agreement, and (iii) shall not be released from escrow until they are earned as a result of the occurrence of the applicable Milestone Event (as defined herein).

NOW, THEREFORE, in consideration of the premises, representations, warranties and the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the Parties agree as follows:

Agreement

1.Definitions. For purposes hereof, the following terms when used in this Agreement shall have the respective meanings set forth below:

“Earnout Period” means the First Earnout Period, the Second Earnout Period and the Third Earnout Period, as applicable.

“First Earnout Period” means the period from and after the Closing until the first anniversary of the Closing Date.

“First Milestone Event” means the occurrence of the following event: the closing share price of the shares of Class A Parent Common Stock over any twenty (20) consecutive Trading Days during the First Earnout Period is greater than or equal to $16.50 per share (subject to any adjustment pursuant to Section 3(c)).

“Milestone Event” means any of the First Milestone Event, Second Milestone Event and Third Milestone Event.

“Second Earnout Period” means the period from and after the Closing until the second anniversary of the Closing Date.

“Second Milestone Event” means the occurrence of the following event: the closing share price of the shares of Class A Parent Common Stock over any twenty (20) consecutive Trading Days during the Second Earnout Period is greater than or equal to $23.00 per share (subject to any adjustment pursuant to Section 3(c)).

“Third Earnout Period” means the period from and after the Closing until the third anniversary of the Closing Date.

“Third Milestone Event” means the occurrence of the following event: the closing share price of the shares of Class A Parent Common Stock over any twenty (20) consecutive Trading Days during the Third Earnout Period is greater than or equal to $30.00 per share (subject to any adjustment pursuant to Section 3(c)).

Annex A-117

2.Issuance and Release of the Sponsor Earnout Shares.

(a)The Parties acknowledge and agree that the Sponsor Earnout Shares shall be: (i) issued by Parent to the Sponsor, as additional consideration for the Merger, free and clear of all Liens other than applicable federal and state securities restrictions and restrictions set forth in the Earnout Escrow Agreement; (ii) placed in escrow at the Closing pursuant to the Earnout Escrow Agreement; and (iii) released from escrow in accordance with the following provisions or the provisions in Section 4 (as applicable):

(A) 275,000 Sponsor Earnout Shares shall be earned and released from escrow upon satisfaction of the First Milestone Event;

(B) 350,000 Sponsor Earnout Shares shall be earned and released from escrow upon satisfaction of the Second Milestone Event; and

(C) 425,000 Sponsor Earnout Shares shall be earned and released from escrow upon satisfaction of the Third Milestone Event.

Any Sponsor Earnout Shares that are not earned on or before the expiration of the applicable Earnout Period shall be forfeited and thereupon returned to Parent pursuant to the Earnout Escrow Agreement.

(b)For the avoidance of doubt: (i) more than one of the Milestone Events described in Sections 2(a)(iii)(A)-(C) may occur at the same time if occurring during the portion of the Earnout Period starting from and after the Closing Date and ending on the second anniversary of the Closing Date; (ii) only the Milestone Events described in Sections 2(a)(iii)(B) and (C) may occur during the portion of the Earnout Period starting from and after the first anniversary of the Closing Date and ending on the second anniversary of the Closing Date; and (iii) only the Milestone Event described in Section 2(a)(iii)(C) may occur during the portion of the Earnout Period starting from and after the second anniversary of the Closing Date and ending on the third anniversary of the Closing Date.

3.Covenants of Parent.

(a)Promptly after each Milestone Event has occurred (but in any event within ten (10) Business Days after the occurrence of the applicable Milestone Event), Parent shall take all actions required to be taken by Parent under the Earnout Escrow Agreement to provide for the release of the applicable Sponsor Earnout Shares to the Sponsor.

(b)Parent shall take such actions as are reasonably requested by the Sponsor to evidence the issuances pursuant to Section 2(a), including through the provision of an updated stock ledger showing such issuances (as certified by an officer of Parent responsible for maintaining such ledger or the applicable registrar or transfer agent of Parent).

(c)In the event Parent shall at any time during the Earnout Period pay any dividend on Class A Parent Common Stock by the issuance of additional shares of Parent Common Stock, or effect a subdivision or combination or consolidation of the outstanding Class A Parent Common Stock (by reclassification or otherwise) into a greater or lesser number of shares of Parent Common Stock, then in each such case, (i) the number of Sponsor Earnout Shares shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Class A Parent Common Stock (including any other shares so reclassified as Parent Common Stock) outstanding immediately after such event and the denominator of which is the number of shares of Class A Parent Common Stock that were outstanding immediately prior to such event, and (ii) the dollar values set forth in Sections 2(a)(iii)(A)-(C) and Sections 4(a)-(c) shall be appropriately adjusted to provide to the Sponsor the same economic effect as contemplated by this Agreement prior to such event.

(d)During the Earnout Period, Parent shall take all reasonable efforts for Parent to remain listed as a public company on, and for the Class A Parent Common Stock to be tradable over, Nasdaq; provided, however, that the foregoing shall not limit Parent from consummating a Change in Control or entering into a Contract that contemplates a Change in Control. Upon the consummation of any Change in Control during the Earnout Period, other than as set forth in Section 4, Parent shall have no further obligations pursuant to this Section 3(d).

Annex A-118

(e)Except with respect to any amounts treated as imputed interest under Section 483 of the Code, any issuance of shares of Sponsor Earnout Shares pursuant to this Agreement shall be treated as an adjustment to the merger consideration by the Parties for Tax purposes, unless otherwise required by a change in applicable Tax Law. Any Earnout Share that is issued pursuant to this Agreement shall be treated as eligible for non-recognition treatment under Section 354 of the Code (and shall not be treated as “other property” within the meaning of Section 356 of the Code).

4.Change in Control. If, at any time after the Closing and prior to or on the third (3rd) anniversary of the Closing Date, there occurs any transaction resulting in a Change in Control, and the per share valuation of Parent Class A Common Stock in such Change in Control transaction prior to giving effect to the provisions of this Section 4 is: (a) greater than or equal to $16.50, then, immediately prior to the consummation of such Change in Control, the Milestone Event set forth in Section 2(a)(iii)(A) shall be deemed to have occurred if such Milestone Event shall not have previously occurred; (ii) greater than or equal to $23.00, then, immediately prior to the consummation of such Change in Control, the Milestone Event set forth in Section 2(a)(iii)(B) shall be deemed to have occurred if such Milestone Event shall not have previously occurred; and (iii) greater than or equal to $30.00 then, immediately prior to the consummation of such Change in Control, the Milestone Event set forth in Section 2(a)(iii)(C) shall be deemed to have occurred if such Milestone Event shall not have previously occurred (it being understood that such Change in Control may result in the occurrence of more than one of the events as provided in clauses (i), (ii) and (iii)); provided, however, that, in each case of clauses (i), (ii) and (iii), the applicable Sponsor Earnout Shares shall be released to the Sponsor as of immediately prior to the Change in Control, and the Sponsor shall be eligible to participate in such Change in Control transaction with respect to such Sponsor Earnout Shares.

5.Representations and Warranties of the Sponsor. The Sponsor represents and warrants to Parent as follows:

(a)Organization and Power. The Sponsor is duly organized, validly existing, and in good standing under the laws of the jurisdiction of its formation and has all requisite power and authority to carry on its business as presently conducted and as proposed to be conducted.

(b)Authorization. The Sponsor has full power and authority to enter into this Agreement. This Agreement, when executed and delivered by the Sponsor, shall constitute the valid and legally binding obligation of the Sponsor, enforceable in accordance with its terms, except: (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors’ rights generally; or (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

(c)Governmental Consents and Filings. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of the Sponsor in connection with the consummation of the transactions contemplated by this Agreement.

(d)Compliance with Other Instruments. The execution, delivery and performance by the Sponsor of this Agreement and the consummation by the Sponsor of the transactions contemplated by this Agreement will not result in any violation or default: (i) of any provisions of its organizational documents, if applicable; (ii) of any instrument, judgment, order, writ or decree to which it is a party or by which it is bound; (iii) under any note, indenture or mortgage to which it is a party or by which it is bound; (iv) under any lease, agreement, contract or purchase order to which it is a party or by which it is bound; or (v) of any provision of any federal or state statute, rule or regulation applicable to the Sponsor, in each case (other than clause (i)), which would have a material adverse effect on the Sponsor or its ability to consummate the transactions contemplated by this Agreement.

6.Representations and Warranties of Parent. Parent represents and warrants to the Sponsor as follows:

(a)Organization and Corporate Power. Parent is duly organized, validly existing, and in good standing under the laws of the jurisdiction of its formation and has all requisite power and authority to carry on its business as presently conducted and as proposed to be conducted.

(b)Authorization. Parent has full power and authority to enter into this Agreement. This Agreement, when executed and delivered by Parent, shall constitute the valid and legally binding obligation of Parent, enforceable against Parent in accordance with its terms except: (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors’ rights generally; or (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

Annex A-119

(c)Governmental Consents and Filings. Assuming the accuracy of the representations and warranties made by the Sponsor in this Agreement, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of Parent in connection with the consummation of the transactions contemplated by this Agreement.

(d)Compliance with Other Instruments. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement will not result in any violation or default: (i) of any provisions of its certificate of incorporation or other governing documents; (ii) of any instrument, judgment, order, writ or decree to which it is a party or by which it is bound; (iii) under any note, indenture or mortgage to which it is a party or by which it is bound; (iv) under any lease, agreement, contract or purchase order to which it is a party or by which it is bound; or (v) of any provision of any federal or state statute, rule or regulation applicable to Parent, in each case (other than clause (i)) which would have a material adverse effect on Parent or its ability to consummate the transactions contemplated by this Agreement.

7.General Provisions.

(a)Notices. Any notice hereunder shall be sent in writing, addressed as specified below, and shall be deemed given: (i) if by hand or nationally recognized overnight courier service, by 5:00 PM Eastern Time on a Business Day, addressee’s day and time, on the date of delivery, and if delivered after 5:00 PM Eastern Time, on the first Business Day after such delivery; (ii) if by electronic mail or facsimile, on the date of transmission with affirmative confirmation of receipt; or (iii) three (3) Business Days after mailing by prepaid certified or registered mail, return receipt requested. Notices shall be addressed to the respective Parties as follows, or to such other address as a Party shall specify to the others in accordance with these notice provisions:

if to Parent, to:

Abri SPAC I, Inc.
9663 Santa Monica Blvd., No. 1091
Beverly Hills, CA 90210
Attn: Jeffrey Tirman, Chief Executive Officer

E-mail: jtirman@abriadv.comwith a copy (which shall not constitute notice) to:

Loeb & Loeb LLP
345 Park Ave
New York, NY 10154
Attention: Mitchell S. Nussbaum
Fax: 212.504.3013
E-mail: mnussbaum@loeb.com

if to the Sponsor, to:

Abri Ventures I, LLC.
9663 Santa Monica Blvd., No. 1091
Beverly Hills, CA 90210
Attn: Jeffrey Tirman, Chief Executive Officer

E-mail: jtirman@abriadv.comwith a copy (which shall not constitute notice) to:

Loeb & Loeb LLP
345 Park Ave
New York, NY 10154
Attention: Mitchell S. Nussbaum
Fax: 212.504.3013
E-mail: mnussbaum@loeb.com

(b)Survival of Representations and Warranties. All of the representations and warranties contained herein shall survive the Closing.

Annex A-120

(c)Entire Agreement. This Agreement, together with any documents, instruments and writings that are delivered pursuant hereto or referenced herein, constitutes the entire agreement and understanding of the Parties in respect of its subject matter and supersedes all prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby.

(d) Successors. All of the terms, agreements, covenants, representations, warranties, and conditions of this Agreement are binding upon, and inure to the benefit of and are enforceable by, the Parties and their respective successors. Nothing in this Agreement, express or implied, is intended to confer upon any Party other than the Parties or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(e)Assignments. Except as otherwise specifically provided herein, no Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Party.

(f)Counterparts. This Agreement may be executed, by manual or electronic signature, in two or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument.

(g)Headings. The section headings contained in this Agreement are inserted for convenience only and will not affect in any way the meaning or interpretation of this Agreement.

(h)Governing Law. This Agreement, the entire relationship of the Parties, and any litigation between the Parties (whether grounded in contract, tort, statute, law or equity) shall be governed by, construed in accordance with, and interpreted pursuant to the laws of the State of New York, without giving effect to its choice of laws principles.

(i)Jurisdiction. The Parties (i) hereby irrevocably and unconditionally submit to the jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware does not have jurisdiction, a federal court sitting in Wilmington, Delaware) (or any appellate courts thereof) for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware does not have jurisdiction, a federal court sitting in Wilmington, Delaware), and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

(j)Waiver of Jury Trial. The Parties hereby waive any right to a jury trial in connection with any litigation pursuant to this Agreement and the transactions contemplated hereby.

(k)Amendments. This Agreement may not be amended, modified or waived as to any particular provision, except with the written consent of Parent and the Sponsor.

(l) Severability. The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof; provided that if any provision of this Agreement, as applied to any Party or to any circumstance, is adjudged by a governmental authority, arbitrator, or mediator not to be enforceable in accordance with its terms, the Parties agree that the governmental authority, arbitrator, or mediator making such determination will have the power to modify the provision in a manner consistent with its objectives such that it is enforceable, and/or to delete specific words or phrases, and in its reduced form, such provision will then be enforceable and will be enforced.

(m)Expenses. Parent will bear all of the costs and expenses incurred in connection with the preparation, execution and performance of this Agreement and the consummation of the transactions contemplated hereby, including all fees and expenses of agents (including transfer agents), representatives, financial advisors, legal counsel and accountants.

Annex A-121

(n)Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party because of the authorship of any provision of this Agreement. Any reference to any federal, state, local, or foreign law will be deemed also to refer to such law as amended and all rules and regulations promulgated thereunder, unless the context requires otherwise. The words “include,” “includes,” and “including” will be deemed to be followed by “without limitation.” Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words “this Agreement,” “herein,” “hereof,” “hereby,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The Parties intend that each representation, warranty, and covenant contained herein will have independent significance. If any Party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such Party has not breached will not detract from or mitigate the fact that such Party is in breach of the first representation, warranty, or covenant.

(o)Waiver. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, may be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising because of any prior or subsequent occurrence.

(p)Confidentiality. Except as may be required by law, regulation or applicable stock exchange listing requirements, unless and until the transactions contemplated hereby and the terms hereof are publicly announced or otherwise publicly disclosed by Parent, the Parties shall keep confidential and shall not publicly disclose the existence or terms of this Agreement.

[Signature page follows]

Annex A-122

IN WITNESS WHEREOF, the undersigned have executed this Agreement to be effective as of the date first set forth above.

ABRI SPAC I, INC.
By:
Name:	Jeffrey Tirman
Title:	Chief Executive Officer
ABRI VENTURES I, LLC
By:
Name:
Title:

Annex A-123

Exhibit H

CERTIFICATE OF MERGER
OF
ABRI MERGER SUB, INC.
WITH AND INTO
APIFINY GROUP INC.

Pursuant to Title 8, Section 251(c) of the Delaware General Corporation Law (the “DGCL”), the undersigned corporation hereby certifies the following:

FIRST: The name of the surviving corporation is Apifiny Group Inc., a Delaware corporation (the “Surviving Corporation”), and the name of the corporation being merged into this surviving corporation is Abri Merger Sub, Inc., a Delaware corporation (the “Merging Corporation” and, together with the Surviving Corporation, the “Constituent Corporations”).

SECOND: A Merger Agreement, dated as of January 27, 2022 (the “Merger Agreement”), among Apifiny Group Inc., Abri SPAC I, Inc., Abri Merger Sub, Inc., Erez Simha, as Securityholder Representative, and Abri Ventures I, LLC, as Indemnified Party Representative, which Merger Agreement provides for the merger of the Merging Corporation with and into the Surviving Corporation (the “Merger”), has been approved, adopted, executed and acknowledged by each of the Constituent Corporations pursuant to Title 8 Section 251 of the DGCL (and with respect to the Merging Corporation, by the written consent of its sole stockholder in accordance with Title 8 Section 228(a) of the DGCL).

THIRD: Upon the effective time of the Merger as specified in this Certificate of Merger, the name of the Surviving Corporation shall be Apifiny Group Holdings, Inc.

FOURTH: Upon the effective time of the Merger as specified in this Certificate of Merger, the Certificate of Incorporation of the Surviving Corporation shall be amended and restated in its entirety to read as set forth in Exhibit A attached hereto, and, as so amended and restated, shall be the Certificate of Incorporation of the Surviving Corporation until further amended pursuant to the DGCL.

FIFTH: The Merger is to become effective upon filing of this Certificate of Merger with the Secretary of State of the State of Delaware.

SIXTH: A copy of the executed Merger Agreement is on file at [___________________], an office of the Surviving Corporation.

SEVENTH: A copy of the executed Merger Agreement will be furnished by the Surviving Corporation on request, without cost, to any stockholder of the Constituent Corporations.

[The remainder of this page intentionally left blank]

Annex A-124

IN WITNESS WHEREOF, the Surviving Corporation has caused this Certificate of Merger to be signed by the undersigned authorized officer on [________________], 2022.

Apifiny Group Inc., a Delaware corporation
By:
Name:
Title:

[Signature Page to Certificate of Merger]

Annex A-125

EXHIBIT A

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

Annex A-126

Exhibit I

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
APIFINY GROUP INC.

Article 1

The name of the corporation is: [Apifiny Group Inc.] (the “Corporation”)

Article 2

The address of the Corporation’s registered office in the State of Delaware is 3500 South Dupont Highway, City of Dover, County of Kent, Delaware 19901. The name of the Corporation’s registered agent at such address is GKL Registered Agents of DE, Inc.]1

Article 3

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (“DGCL”) unless the bylaws of the Corporation provide otherwise.

Article 4

The total number of shares of stock which the Corporation shall have authority to issue is 1,000, all of which shall be common stock, and the par value of each such share shall be $0.0001.

Article 5

Meetings of stockholders may be held within or outside the State of Delaware, as the bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the board of directors or in the bylaws of the Corporation. Elections of directors need not be by written ballot unless the bylaws of the Corporation so provide.

Article 6

To the fullest extent permitted by the DGCL, as it presently exists or may hereafter be amended from time to time, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Any repeal or amendment of this Section 8.1 by the stockholders of the Corporation or by changes in law, or the adoption of any other provision of this Amended and Restated Certificate of Incorporation inconsistent with this Article VI will, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the corporation to further limit or eliminate the liability of directors) and shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or amendment or adoption of such inconsistent provision with respect to acts or omissions occurring prior to such repeal or amendment or adoption of such inconsistent provision. The Corporation, to the fullest extent permitted by law, shall indemnify and advance expenses to any person made or threatened to be made a party to an action, suit or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he or she, or his or her testator or intestate, is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

Article 7

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Amended and Restated Certificate of Incorporation in the manner now or hereafter prescribed by applicable law, and all rights and powers conferred upon stockholders herein are granted subject to this reservation.

____________

1       Note to Draft: Registered agent information came from the draft Parent charter; to be updated as necessary.

Annex A-127

IN WITNESS WHEREOF, the undersigned, has executed this Amended and Restated Certificate of Incorporation this [•] day of [•], [2022].

[•]
[•]

Annex A-128

Exhibit J

FORM OF

EARNOUT ESCROW AGREEMENT

THIS EARNOUT ESCROW AGREEMENT (this “Agreement”) is made and entered into as of January [•], 2022, by and among Abri SPAC I, Inc., a Delaware corporation (“Parent”), Abri Ventures I, LLC, a Delaware limited liability company (the “Sponsor”), Howard Steinberg (the “Securityholder Representative”), and Continental Stock Transfer & Trust Company, a New York corporation (the “Escrow Agent”).

BACKGROUND

A. Parent, Securityholder Representative, Abri Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Apifiny Group Inc., a Delaware corporation (the “Company”), have entered into a Merger Agreement, dated as of January 27, 2022 (as may be amended from time to time, the “Merger Agreement” capitalized terms used but not defined herein shall have their respective meanings assigned to them in the Merger Agreement), pursuant to which, among other things, Merger Sub, will merge with and into the Company, after which the Company will be the surviving corporation and a wholly-owned subsidiary of Parent and Parent shall change its name to “Affinity Group, Inc.”.

B. The Merger Agreement and the Sponsor Earnout Agreement (as defined below) provide that Parent shall deposit, or shall cause to be deposited, the Escrow Shares (as defined below) with the Escrow Agent to serve as a source of payment for certain Company Securityholders and the Sponsor in the event that the Surviving Corporation reaches certain Milestone Events after the Closing of the Merger Agreement.

C. In accordance with Section 3.6(b) of the Merger Agreement, 10,500,000 shares of Parent Common Stock (the “Management Escrow Shares”) shall be placed in escrow and shall be released upon the occurrence of certain Milestone Events as specifically set forth therein;

D. In accordance with Section 2(a) of the Sponsor Earnout Agreement, dated [ ], 2022, by and between the Parent, and the Sponsor (the “Sponsor Earnout Agreement”), the 1,050,000 shares of Parent Common Stock (the “Sponsor Escrow Shares”) shall be placed in escrow and shall be released upon the occurrence of certain Milestone Events as specifically set forth therein;

D. The Escrow Agent has agreed to accept, hold and disburse the Escrow Shares in accordance with the terms of this Agreement.

NOW THEREFORE, in consideration of the foregoing and of the mutual covenants hereinafter set forth, the parties hereto agree as follows:

1. Appointment.

(a) Each of Parent, the Sponsor and the Securityholder Representative hereby appoint the Escrow Agent to serve as escrow agent for the purposes set forth herein, and the Escrow Agent hereby accepts such appointment under the terms and conditions set forth herein.

(b) The Escrow Agent shall act only in accordance with the terms and conditions contained in this Agreement and shall have no duties or obligations with respect to the Merger Agreement or the Sponsor Earnout Agreement.

2. Escrow Shares.

(a) Simultaneously with the execution and delivery of this Agreement, Parent shall deposit in escrow 11,550,000 shares of the common stock of Parent (the “Escrow Shares”) with the Escrow Agent. The Escrow Agent hereby acknowledges receipt of the Escrow Shares and shall hold the Escrow Shares as a book-entry position registered in the name of “Continental Stock Transfer & Trust Company as Escrow Agent”.

(b) During the term of this Agreement, neither the Securityholder Representative nor Parent or the Sponsor shall have the right to exercise any voting rights with respect to any of the Escrow Shares. With respect to any matter for which the Escrow Shares are permitted to vote, the Escrow Agent shall vote, or cause to be voted, the Escrow Shares in the same proportion that the number of common shares owned by all other stockholders of Parent

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are voted, as notified to the Escrow Agent by the Parent. In the absence of notice from the Parent, as to the proportion that the number of common shares of owned by all other stockholders of Parent are voted, the Escrow Agent shall not vote any of the shares comprising the Escrow Shares.

(c) Any dividends paid with respect to the Escrow Shares shall be deemed part of the escrow hereunder and be delivered to the Escrow Agent to be held in a bank account and be deposited in a non-interest bearing account to be maintained by the Escrow Agent in the name of the Escrow Agent.

(d) In the event of any stock split, reverse stock split, stock dividend, recapitalization, reorganization, merger, consolidation, combination, exchange of shares, liquidation, spin-off or other similar change in capitalization or event, or any distribution to holders of the common stock of Parent, other than a regular cash dividend, the Escrow Shares shall be appropriately adjusted on a pro rata basis and consistent with the terms of this Agreement.

3. Disposition and Termination.

(a) The Escrow Shares shall serve as a source of payment for certain Company Securityholders and the Sponsor in the event that the Surviving Corporation reaches certain Milestone Events after the Closing of the Merger Agreement. Claims for the release of Management Escrow Shares by Company Securityholders shall be referred to as “Management Escrow Claims”, and claims for the release of Sponsor Escrow Shares by the Sponsor shall be referred to as “Sponsor Escrow Claims” and, together with the Management Escrow Claims, the “Earnout Escrow Claims”. For the avoidance of doubt, Management Escrow Claims shall be asserted and resolved solely as set forth in the Merger Agreement, and Sponsor Escrow Claims shall be asserted and resolved solely as set forth in the Sponsor Earnout Agreement, in each case subject to the time periods and other restrictions set forth therein. Parent shall notify the other parties and the Escrow Agent in writing of the occurrence of any Milestone Event under the Merger Agreement and/or the Sponsor Earnout Agreement, as the case may be, and any Earnout Escrow Claims resulting therefrom (“Earnout Escrow Notice”) and, promptly after the receipt of such Earnout Escrow Notice (but in any event no later than two (2) Business Days thereafter), Parent, the Securityholder Representative and the Sponsor shall execute and deliver to the Escrow Agent a Joint Written Instruction (as defined below) with respect to the release of the number of Escrow Shares specified in such applicable Earnout Escrow Notice pursuant to the following sentence. In its Earnout Escrow Notice, the Parent shall provide a calculation of (i) the number of Escrow Shares due to the Company Securityholders in accordance with the Merger Agreement, and (ii) the number of Escrow Shares due to the Sponsor in accordance with the Sponsor Earnout Agreement. The Escrow Agent shall have no duty to determine whether any Earnout Escrow Notice accurately describes an Earnout Escrow Claim or conforms to or is permitted under by or by virtue of the Merger Agreement and/or the Sponsor Earnout Agreement, as the case shall be, but shall be entitled to assume conclusively and without inquiry that any such Earnout Escrow Notice satisfies the requirements of the Merger Agreement and/or the Sponsor Earnout Agreement, as the case may be, and this Agreement. The Escrow Agent shall not distribute all or a portion of the Escrow Shares except in accordance with Section 3(b).

(b) Within five (5) Business Days after receipt of either (i) a joint written instruction in the form attached hereto as Exhibit A signed by each of Parent, the Securityholder Representative and the Sponsor (a “Joint Written Instruction”) or (ii) a Final Order (as defined below), a copy of which shall be simultaneously provided to the other parties hereto, in each case specifying the amount of Escrow Shares asserted by Parent for such Management Escrow Claim and/or for such Sponsor Escrow Claim, as the case may be, the Escrow Agent shall disburse the portion of the Escrow Shares to such parties as provided in the Joint Written Instruction or Final Order, as the case may be. Any Joint Written Instruction shall contain all requisite information needed by the Escrow Agent in order to distribute the Escrow Shares in accordance with this Agreement, including names, addresses, number of shares, and any other information requested by the Escrow Agent. For the avoidance of doubt, the Escrow Agent shall make distributions of the Escrow Shares only in accordance with a Joint Written Instruction or Final Order.

(c) Within ten (10) Business Days after the date that is thirty-six (36) months following the Closing Date (the “Release Date”), Parent, the Sponsor and the Securityholder Representative shall deliver a Joint Written Instruction to the Escrow Agent, instructing the Escrow Agent to return/disburse to the Parent the number of Escrow Shares, if greater than zero, equal to (i) the number of Escrow Shares left in escrow less (ii) any Escrow Shares that are subject to an Earnout Escrow Claim with respect to which the Escrow Agent shall have received an Earnout Escrow Notice prior to the Release Date, but which remains unresolved or unsatisfied as of such date (the “Disputed Amount”). With respect to any Disputed Amounts, the Escrow Agent shall continue to hold such amounts in escrow

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in accordance with the terms of this Agreement until the resolution of such underlying Earnout Escrow Claims. Such Disputed Amounts, once resolved, shall be disbursed by the Escrow Agent pursuant to Section 3(b) of this Agreement or returned/disbursed to the Parent pursuant to this Section 3(c), as the case may be.

(d) Upon the delivery of all of the Escrow Shares by the Escrow Agent in accordance with the terms of this Agreement and instructions, this Agreement shall terminate, subject to the provisions of Section 6.

(e) For the purposes of this Agreement, “Final Order” means a final and nonappealable judgment, award or order of a court of competent jurisdiction (an “Order”), which Order is delivered to the Escrow Agent accompanied by a written instruction from Parent or the Securityholder Representative (as applicable) given to effectuate such Order and confirming that such Order is final, nonappealable and issued by a court of competent jurisdiction, and the Escrow Agent shall be entitled to conclusively rely upon any such confirmation and instruction and shall have no responsibility to review the Order to which such confirmation and instruction refers.

4. Escrow Agent.

(a) The Escrow Agent shall have only those duties as are specifically and expressly provided herein, which shall be deemed purely ministerial in nature, and no other duties shall be implied. The Escrow Agent shall neither be responsible for, nor chargeable with, knowledge of, nor have any requirements to comply with, the terms and conditions of any other agreement, instrument or document between the parties and any other person or entity, in connection herewith, including the Merger Agreement, nor shall the Escrow Agent be required to determine if any person or entity has complied with any such agreements, nor shall any additional obligation of the Escrow Agent be inferred from the terms of such agreements, even though reference thereto may be made in this Agreement.

(b) In the event of any conflict between the terms and provisions of this Agreement with those of the Merger Agreement or the Earnout Sponsor Agreement (as applicable), any schedule or exhibit attached to this Agreement, or any other agreement among the parties, the terms and conditions of this Agreement shall control.

(c) The Escrow Agent may rely upon, and shall not be liable for acting or refraining from acting upon, any written notice, document, instruction or request furnished to it hereunder and believed by it to be genuine and to have been signed or presented by any of the parties without inquiry and without requiring substantiating evidence of any kind. The Escrow Agent shall not be liable to any beneficiary, or other person or entity, for refraining from acting upon any instruction setting forth, claiming, containing, objecting to, or related to the transfer or distribution of the Escrow Shares, or any portion thereof, unless such instruction shall have been delivered to the Escrow Agent in accordance with Section 9 below and the Escrow Agent has been able to satisfy any applicable security procedures as may be required hereunder and as set forth in Section 10. The Escrow Agent shall be under no duty to inquire into or investigate the validity, accuracy or content of any such document, notice, instruction or request. The Escrow Agent shall have no duty to solicit any payments which may be due, nor shall the Escrow Agent have any duty or obligation to confirm or verify the accuracy or correctness of any amounts deposited with it hereunder.

(d) The Escrow Agent shall not be liable for any action taken, suffered or omitted to be taken by it in good faith except to the extent that a final adjudication of a court of competent jurisdiction determines that the Escrow Agent’s fraud, gross negligence or willful misconduct was the primary cause of any loss to any party hereto or any beneficiary of the Escrow Shares. The Escrow Agent may execute any of its powers and perform any of its duties hereunder directly or through affiliates or agents.

(e) The Escrow Agent may consult with counsel, accountants and other skilled persons to be selected and retained by it. The Escrow Agent shall not be liable for any action taken, suffered or omitted to be taken by it in accordance with, or in reliance upon, the advice or opinion of any such counsel, accountants or other skilled persons except to the extent that a final adjudication of a court of competent jurisdiction determines that the Escrow Agent’s fraud, gross negligence or willful misconduct was the primary cause of any loss to any of the parties hereto or any beneficiary or the Escrow Shares. In the event that the Escrow Agent shall be uncertain or believe there is some ambiguity as to its duties or rights hereunder or shall receive instructions, claims or demands from hereto which, in its opinion, conflict with any of the provisions of this Agreement, it shall be entitled to refrain from taking any action and its sole obligation shall be to keep safely all the property held in escrow until it shall be given a direction in writing which eliminates such ambiguity or uncertainty to the satisfaction of the Escrow Agent, until an Order or judgement of a court of competent jurisdiction agrees to pursue any redress or recourse in connection with any dispute without making the Escrow Agent a party to the same.

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5. Succession.

(a) The Escrow Agent may resign and be discharged from its duties or obligations hereunder by giving thirty (30) days’ advance notice in writing of such resignation to the parties specifying a date when such resignation shall take effect; provided that such resignation shall not take effect until a successor Escrow Agent has been appointed in accordance with this Section 5. If the parties have failed to appoint a successor Escrow Agent prior to the expiration of thirty (30) days following receipt of the notice of resignation, the Escrow Agent may petition any court of competent jurisdiction for the appointment of a successor Escrow Agent or for other appropriate relief, and any such resulting appointment shall be binding upon all of the parties hereto. The Escrow Agent’s sole responsibility after such thirty (30) day notice period expires shall be to hold the Escrow Shares (without any obligation to reinvest the same) and to deliver the same to a designated substitute Escrow Agent, if any, or in accordance with the directions of an Order or judgement of a court of competent jurisdiction, at which time of delivery, the Escrow Agent’s obligations hereunder shall cease and terminate, subject to the provisions of Section 7. In accordance with Section 7, the Escrow Agent shall have the right to withhold, as security, an amount of shares equal to any dollar amount due and owing to the Escrow Agent, plus any costs and expenses the Escrow Agent shall reasonably believe may be incurred by the Escrow Agent in connection with the termination of this Agreement.

(b) Any entity into which the Escrow Agent may be merged or converted or with which it may be consolidated, or any entity to which all or substantially all the escrow business may be transferred, shall be the Escrow Agent under this Agreement without further act.

6. Compensation and Reimbursement.

The Escrow Agent shall be entitled to compensation for its services under this Agreement as Escrow Agent and for reimbursement for its reasonable out-of-pocket costs and expenses, in the amounts and payable as set forth on Exhibit B. The Escrow Agent shall also be entitled to payments of any amounts to which the Escrow Agent is entitled under the indemnification provisions contained herein as set forth in Section 7. The obligations of Parent set forth in this Section 6 shall survive the resignation, replacement or removal of the Escrow Agent or the termination of this Agreement.

7. Indemnity.

(a) The Escrow Agent shall be indemnified and held harmless by Parent from and against any expenses, including counsel fees and disbursements, or loss suffered by the Escrow Agent in connection with any action, suit or other proceeding involving any claim which in any way, directly or indirectly, arises out of or relates to this Agreement, the services of the Escrow Agent hereunder, other than expenses or losses arising from the fraud, gross negligence or willful misconduct of the Escrow Agent. Promptly after the receipt by the Escrow Agent of notice of any demand or claim or the commencement of any action, suit or proceeding, the Escrow Agent shall notify the other parties hereto in writing. In the event of the receipt of such notice, the Escrow Agent, in its sole discretion, may commence an action in any state or federal court located in New Castle County, State of Delaware.

(b) The Escrow Agent shall not be liable for any action taken or omitted by it in good faith and in the exercise of its own best judgement, and may rely conclusively and shall be protected in acting upon any order, notice, demand, certificate, opinion or advice of counsel (including counsel chosen by the Escrow Agent), statement, instrument, report or other paper or document (not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth and acceptability of any information therein contained) which is believed by the Escrow Agent to be genuine and to be signed or presented by the proper person or persons. The Escrow Agent shall not be bound by any notice or demand, or any waiver, modification, termination or rescission of this Agreement unless evidenced by a writing delivered to the Escrow Agent are affected, unless it shall have given its prior written consent thereto.

(c) This Section 7 shall survive termination of this Agreement or the resignation, replacement or removal of the Escrow Agent for any reason.

8. Patriot Act Disclosure; Taxpayer Identification Numbers; Tax Reporting.

(a) Section 326 of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (“USA Patriot Act”) requires the Escrow Agent to implement reasonable procedures to verify the identity of any person or entity that opens a new account with it. Accordingly, each of the parties acknowledges that Section 326 of the USA PATRIOT Act and the Escrow Agent’s identity verification procedures

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require the Escrow Agent to obtain information which may be used to confirm the identity of such party, including such person or entity’s name, address and organizational documents (“identifying information”). The parties agree to provide the Escrow Agent with and consent to the Escrow Agent obtaining from third parties any such identifying information required as a condition of opening an account with or using any service provided by the Escrow Agent.

(b) The parties hereto agree that Parent shall be treated as the owner of the Escrow Shares for U.S. federal and applicable state and local income tax purposes.

9. Notices. All communications hereunder shall be in writing and, except for Joint Written Instructions (which shall be governed by Section 10), all notices and communications hereunder shall be deemed to have been duly given and made if in writing and if (i) served by personal delivery upon the party for whom it is intended, (ii) delivered by registered or certified mail, return receipt requested, or by Federal Express or similar overnight courier, or (iii) sent by facsimile or e-mail, electronically or otherwise, to the party at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such party:

If to the Escrow Agent:

Continental Stock Transfer and Trust Company
One State Street — 30th Floor
New York, New York 10004
Facsimile No: +1 (212) 616-7615
Attention: Administration Department

If to Parent:

Apifiny Group Inc.
[________________]

with a copy to (which shall not constitute notice):

Mayer Brown LLP
1221 Avenue of the Americas
New York, NY 10020
Attn: Phyllis Korff, Esq.; Andrew Noreuil, Esq.
E-mail: pkorff@mayerbrown.com; anoreuil@mayerbrown.com

If to the Securityholder Representative:

Howard Steinberg
[_____________]

with a copy to (which shall not constitute notice):

[•]

If to the Sponsor:

Abri Ventures I, LLC.
9663 Santa Monica Blvd., No. 1091
Beverly Hills, CA 90210
Attn: Jeffrey Tirman, Chief Executive Officer
E-mail: jtirman@abriadv.com

with a copy (which shall not constitute notice) to:

Loeb & Loeb LLP
345 Park Ave
New York, NY 10154
Attention: Mitchell S. Nussbaum
Fax: +1 (212) 504-3013
E-mail: mnussbaum@loeb.com

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Notwithstanding the above, in the case of communications delivered to the Escrow Agent, such communications shall be deemed to have been given on the date received by an officer of the Escrow Agent or any employee of the Escrow Agent who reports directly to any such offer at the above-referenced office. In the event that the Escrow Agent, in its sole discretion, shall determine that an emergency exists, the Escrow Agent may use such other means of communication as the Escrow Agent deems appropriate. For purposes of this Agreement, “Business Day” shall mean any day other than a Saturday, Sunday or any other day on which the Escrow Agent located at the notice address set forth above is authorized or required by law or executive order to remain closed.

10. Security Procedures.

(a) Notwithstanding anything to the contrary as set forth in Section 9, any instructions setting forth, claiming, containing, objecting to, or in any way related to the transfer or distribution of the Escrow Shares, including any Joint Written Instruction permitted pursuant to Section 3 of this Agreement, may be given to the Escrow Agent only by confirmed facsimile or other electronic transmission (including e-mail) and no instruction for or related to the transfer or distribution of the Escrow Shares, or any portion thereof, shall be deemed delivered and effective unless the Escrow Agent actually shall have received such instruction by facsimile or other electronic transmission (including e-mail) at the number or e-mail address provided to the parties by the Escrow Agent in accordance with Section 9 and as further evidenced by a confirmed transmittal to that number.

(b) In the event transfer instructions are so received by the Escrow Agent by facsimile or other electronic transmission (including e-mail), the Escrow Agent is authorized to seek confirmation of such instructions by telephone call-back to the person or persons designated on Exhibit C hereto, and the Escrow Agent may rely upon the confirmation of anyone purporting to be the person or persons so designated. The persons and telephone numbers for call-backs may be changed only in a writing actually received and acknowledged by the Escrow Agent. If the Escrow Agent is unable to contact any of the authorized representatives identified on Exhibit C, the Escrow Agent is hereby authorized both to receive written instructions from and seek confirmation of such instructions by officers of Parent (collectively, the “Senior Officers”), as the case may be, , which shall include the titles of Chief Executive Officer, General Counsel, Chief Financial Officer, President of Executive Vice President, as the Escrow Agent may select. Such Senior Officer shall deliver to the Escrow Agent a fully executed incumbency certificate, and the Escrow Agent may rely upon the confirmation of anyone purporting to be any such officer.

(c) The parties hereto acknowledge that the Escrow Agent is authorized to deliver the Escrow Shares to the custodian account of a recipient of the Escrow Shares, as designated in a Joint Written Instruction.

11. Compliance with Court Orders. In the event that any escrow property shall be attached, garnished or levied upon by any court order, or the delivery thereof shall be stayed or enjoined by an order of a court, or any order, judgement or decree shall be made or entered by any court order affecting the property deposited under this Agreement, the Escrow Agent is hereby expressly authorized, in its sole discretion, to obey and comply with all writs, orders, judgements or decrees so entered or issued, whether with or without jurisdiction, and in the event that the Escrow Agent reasonably obeys or complies with any such writ, order, judgement or decree, it shall not be liable to any of the parties hereto or to any other person, entity, firm or corporation, by reason of such compliance notwithstanding such writ, order or decree being subsequently reversed, modified, annulled, set aside or vacated.

12. Miscellaneous.

(a) Except for changes to transfer instructions as provided in Section 10, the provisions of this Agreement may be waived, altered, amended or supplemented, in whole or in part, only by a writing signed by the parties hereto.

(b) Neither this Agreement nor any right or interest hereunder may be assigned in whole or in part by any party hereto, except as provided in Section 5, without the prior consent of all of the other parties hereto.

(c) This Agreement shall be governed by and construed under the laws of the State of Delaware. Each party hereto irrevocably waives any objection on the grounds of venue, forum non-conveniens, or any similar grounds and irrevocably consents to service of process by mail or in any other manner permitted by applicable law and consents to the jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware does not have jurisdiction, a federal court sitting in Wilmington, Delaware) (or any appellate courts thereof).

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(d) To the extent that in any jurisdiction any party may now or hereafter be entitled to claim for itself or its assets, immunity from suit, execution attachment (before or after judgement), or other legal process, such party shall not claim, and it hereby irrevocably waives, such immunity.

(e) The parties further hereby waive any right to a trial by jury with respect to any lawsuit or judicial proceedings arising or relating to this Agreement.

(f) No party to this Agreement is liable to any other party for losses due to, or if it is unable to perform its obligations under the terms of this Agreement because of, acts of God, fire, war, terrorism, floods, strikes, electrical outages, equipment or transmission failure, or other causes reasonably beyond its control.

(g) This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. All signatures of the parties to this Agreement may be transmitted by facsimile or other electronic transmission (including e-mail), and such facsimile or other electronic transmission (including e-mail) will, for all purposes, be deemed to be the original signature of such party whose signature it reproduces, and will be binding upon such party.

(h) If any provision of this Agreement is determined to be prohibited or unenforceable by reason of any applicable law of a jurisdiction, then such provision shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions thereof, and any such prohibition or unenforceability in such jurisdiction shall not invalidate or render unenforceable such provisions in any other jurisdiction.

(i)A person who is not a party to this Agreement shall have no right to enforce any term of this Agreement.

(j)The parties represent, warrant and covenant that each document, notice, instruction or request provided by such party to the other party shall comply with applicable laws and regulations. Where, however, the conflicting provisions of any such applicable law may be waived, they are hereby irrevocably waived by the parties hereto to the fullest extent permitted by law, to the end that this Agreement shall be enforced as written.

(k)  Except as expressly provided in Section 7 above, nothing in this Agreement, whether express or implied, shall be construed to give to any person or entity other than the Escrow Agent and the parties any legal or equitable right, remedy, interest or claim under or in respect of this Agreement or the Escrow Shares escrowed hereunder.

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Annex A-135

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth above.

PARENT
ABRI SPAC I, INC.
By:
Name:	Jeffrey Tirman
Title:	Chief Executive Officer
SPONSOR
Abri Ventures I, LLC
By:
Name:	Jeffrey Tirman
Title:	Chief Executive Officer
SECURITYHOLDER REPRESENTATIVE

Howard Steinberg
ESCROW AGENT
CONTINENTAL STOCK TRANSFER AND TRUST COMPANY
By:
Name:
Title:

[Signature Page to Earnout Escrow Agreement]

Annex A-136

EXHIBIT A

Form of Joint Written Instructions

[•]

Continental Stock Transfer & Trust Company
One State Street — 30th Floor
New York, New York 10004
Facsimile No: (212) 616-7615
Attention: [•]

RE: Earnout Escrow Agreement, dated as of [•], 2022 (the “Earnout Escrow Agreement”), by and among Abri SPAC I, Inc., a Delaware corporation (“Parent”), Abri Ventures I, LLC, a Delaware limited liability company (the “Sponsor”), Howard Steinberg, solely in its capacity as representative, agent and attorney-in-fact of the Company Securityholders (the “Securityholder Representative”), and Continental Stock Transfer & Trust Company, a New York corporation (the “Escrow Agent”).

Dear [•]:

Unless otherwise defined in this letter, capitalized terms used in this letter shall have the definitions ascribed to them in the Earnout Escrow Agreement.

This letter shall serve as the Joint Written Instruction of Parent, the Sponsor and the Securityholder Representative pursuant to Section 3 of the Earnout Escrow Agreement.

The parties hereto hereby instruct the Escrow Agent to disburse the Escrow Shares to the following persons and entities in the amounts set forth on Exhibit A hereto.

[Signature Page Follows]

Annex A-137

IN WITNESS WHEREOF, the parties hereto have executed this Joint Written Instructions on [    ].

PARENT
ABRI SPAC I, INC.
By:
Name:
Title:
[SECURITYHOLDER REPRESENTATIVE

Howard Steinberg
SPONSOR
Abri Ventures I, LLC
By:
Name:	Jeffrey Tirman
Title:	Chief Executive Officer

Annex A-138

EXHIBIT A

Name & Address	Number of Escrow Shares
[•]	[•]

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EXHIBIT B

Escrow Agent Compensation

[to be inserted]

Annex A-140

EXHIBIT C

Authorized Persons

Name	Telephone Number	Signature
Parent
[_____________]	[___________]
Securityholder Representative
[_____________]	[____________]
Sponsor
[_____________]	[____________]

Annex A-141

Exhibit K

FORM OF
INDEMNIFICATION ESCROW AGREEMENT

THIS INDEMNIFICATION ESCROW AGREEMENT (this “Agreement”) is made and entered into as of [__________], 2022, by and among Abri Ventures I, LLC, a Delaware limited liability company (the “Indemnified Party Representative”), solely in its capacity as representative, agent and attorney-in-fact of Abri SPAC I Inc. (the “Parent”) as the Indemnified Party under the Merger Agreement, Erez Simha (the “Securityholder Representative”), solely in his capacity as representative, agent and attorney-in-fact of the Company Securityholders, and Continental Stock Transfer & Trust Company, a New York corporation (the “Escrow Agent”).

BACKGROUND

A. Parent, Securityholder Representative, Abri Merger Sub, Inc., a Delaware corporation (“Merger Sub”), the Indemnified Party Representative and Apifiny Group Inc., a Delaware corporation (the “Company”), have entered into a Merger Agreement, dated as of January 27, 2022 (as may be amended from time to time, the “Merger Agreement”), pursuant to which, among other things, Merger Sub, will merge with and into the Company, after which the Company will be the surviving corporation and a wholly-owned subsidiary of Parent, and Parent shall change its name to “Apifiny Group Inc.” Capitalized terms used but not defined herein shall have their respective meanings assigned to them in the Merger Agreement.

B. The Merger Agreement provides that Parent shall deposit, or shall cause to be deposited, the Escrow Shares (as defined below) with the Escrow Agent to serve as security for and a source of payment with respect to the Indemnified Party’s rights to indemnification under Article XI of the Merger Agreement.

C. The Escrow Agent has agreed to accept, hold and disburse the Escrow Shares in accordance with the terms of this Agreement.

NOW THEREFORE, in consideration of the foregoing and of the mutual covenants hereinafter set forth, the parties hereto agree as follows:

1.   Appointment.

(a) Each of the Indemnified Party Representative and the Securityholder Representative hereby appoint the Escrow Agent to serve as escrow agent for the purposes set forth herein, and the Escrow Agent hereby accepts such appointment under the terms and conditions set forth herein.

(b) The Escrow Agent shall act only in accordance with the terms and conditions contained in this Agreement and shall have no duties or obligations with respect to the Merger Agreement.

2.   Escrow Shares.

(a) Simultaneously with the execution and delivery of this Agreement, Parent shall have deposited in escrow 2,250,000 shares of the common stock of Parent (the “Escrow Shares”) with the Escrow Agent. The Escrow Agent hereby acknowledges receipt of the Escrow Shares and shall hold the Escrow Shares as a book-entry position registered in the name of “Continental Stock Transfer & Trust Company as Escrow Agent”.

(b) During the term of this Agreement, neither the Securityholder Representative nor the Indemnified Party Representative, shall have the right to exercise any voting rights with respect to any of the Escrow Shares. With respect to any matter for which the Escrow Shares are permitted to vote, the Escrow Agent shall vote, or cause to be voted, the Escrow Shares in the same proportion that the number of common shares owned by all other stockholders of Parent are voted, as notified to the Escrow Agent by the Parent. In the absence of notice from the Parent, as to the proportion that the number of common shares of owned by all other stockholders of Parent are voted, the Escrow Agent shall not vote any of the shares comprising the Escrow Shares.

(c) Any dividends paid with respect to the Escrow Shares shall be deemed part of the escrow hereunder and be delivered to the Escrow Agent to be held in a bank account and be deposited in a non-interest bearing account to be maintained by the Escrow Agent in the name of the Escrow Agent.

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(d) In the event of any stock split, reverse stock split, stock dividend, recapitalization, reorganization, merger, consolidation, combination, exchange of shares, liquidation, spin-off or other similar change in capitalization or event, or any distribution to holders of the common stock of Parent, other than a regular cash dividend, the Escrow Shares shall be appropriately adjusted on a pro rata basis and consistent with the terms of this Agreement.

3.   Disposition and Termination.

(a) The Escrow Shares shall serve as security for and a source of payment with respect to the Indemnified Party’s rights to indemnification under Article XI of the Merger Agreement. Claims under the foregoing rights to indemnification shall hereinafter be referred to, individually as an “Indemnity Escrow Claim” and collectively as “Indemnity Escrow Claims”. For the avoidance of doubt, Indemnity Escrow Claims shall be asserted and resolved solely as set forth in Article XI of the Merger Agreement, in each case subject to the time periods and other restrictions set forth in such Article XI. The Indemnified Party Representative shall notify the Securityholder Representative and Escrow Agent in writing of any sums which the Indemnified Party Representative claims are subject to an Indemnity Escrow Claim (an “Indemnity Escrow Notice”) and its calculation of the number of Escrow Shares needed to cover such sums, calculated in accordance with Section 3(f) below. The Escrow Agent shall have no duty to determine whether any Indemnity Escrow Notice accurately describes an Indemnity Escrow Claim or conforms to or is permitted under by or by virtue of the Merger Agreement, but shall be entitled to assume conclusively and without inquiry that any such Indemnity Escrow Notice satisfies the requirements of the Merger Agreement and this Agreement. The Escrow Agent shall not distribute all or a portion of the Escrow Shares except in accordance with Section 3(b).

(b) Within five (5) Business Days after receipt of either (i) a joint written instruction in the form attached hereto as Exhibit A signed by both the Indemnified Party Representative and the Securityholder Representative (a “Joint Written Instruction”) or (ii) a Final Order (as defined below), a copy of which shall be simultaneously provided to the other parties hereto, in each case specifying the amount, if known, of Escrow Shares asserted by the Indemnified Party Representative for such Indemnity Escrow Claim, the Escrow Agent shall disburse the portion of the Escrow Shares to such parties as provided in the Joint Written Instruction or Final Order, as the case may be. Any Joint Written Instruction shall contain all requisite information needed by the Escrow Agent in order to distribute the Escrow Shares in accordance with this Agreement, including names, addresses, number of shares, and any other information requested by the Escrow Agent. For the avoidance of doubt, the Escrow Agent shall make distributions of the Escrow Shares only in accordance with a Joint Written Instruction or Final Order.

(c) Within ten (10) Business Days after the date that is the earlier of (i) fifteen (15) months following the Closing Date, or (ii) the date of the audited consolidated balance sheet of Parent, and the related consolidated statements of operations, changes in stockholders’ equity and cash flows of Parent, for the fiscal year of the Closing (the “Release Date”), the Indemnified Party Representative and the Securityholder Representative shall deliver a Joint Written Instruction to the Escrow Agent, instructing the Escrow Agent to disburse to the Securityholder Representative (on behalf of the Company Securityholders) the number of Escrow Shares left in escrow, if greater than zero, equal to (i) the number of Escrow Shares left in escrow, less (ii) any Escrow Shares that are subject to an Indemnity Escrow Claim with respect to which the Escrow Agent shall have received an Indemnity Escrow Notice prior to the Release Date, but which remains unresolved or unsatisfied as of such date (the “Disputed Amount”). With respect to any Disputed Amounts, the Escrow Agent shall continue to hold such amounts in escrow in accordance with the terms of this Agreement until the resolution of such underlying Indemnity Escrow Claims. Such Disputed Amounts, once resolved, shall be disbursed by the Escrow Agent pursuant to Section 3(b) of this Agreement or disbursed to the Securityholder Representative pursuant to this Section 3(c), as the case may be.

(d) Upon the delivery of all of the Escrow Shares by the Escrow Agent in accordance with the terms of this Agreement and instructions, this Agreement shall terminate, subject to the provisions of Section 6.

(e) For the purposes of this Agreement, “Final Order” means a final and nonappealable judgment, award or order of a court of competent jurisdiction (an “Order”), which Order is delivered to the Escrow Agent accompanied by a written instruction from the Indemnified Party Representative or the Securityholder Representative (as applicable) given to effectuate such Order and confirming that such Order is final, nonappealable and issued by a court of competent jurisdiction, and the Escrow Agent shall be entitled to conclusively rely upon any such confirmation and instruction and shall have no responsibility to review the Order to which such confirmation and instruction refers.

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(f) The parties agree that the number of Escrow Shares needed to cover any Indemnity Escrow Claim shall be calculated based on the VWAP of the Escrow Shares for each of the following: (i) for the Indemnity Escrow Claim, the Trading Day prior to the date on which the Indemnity Escrow Claim is issued, (ii) for the Joint Written Instruction, the average of the VWAP for the five (5) Trading Days prior to the date on which the Joint Written Instruction was issued, and (iii) for a Final Order, the average of the VWAP for the five (5) Trading Days prior to the date on which the Final Order was issued.

4.   Escrow Agent.

(a) The Escrow Agent shall have only those duties as are specifically and expressly provided herein, which shall be deemed purely ministerial in nature, and no other duties shall be implied. The Escrow Agent shall neither be responsible for, nor chargeable with, knowledge of, nor have any requirements to comply with, the terms and conditions of any other agreement, instrument or document between the parties and any other person or entity, in connection herewith, including the Merger Agreement, nor shall the Escrow Agent be required to determine if any person or entity has complied with any such agreements, nor shall any additional obligation of the Escrow Agent be inferred from the terms of such agreements, even though reference thereto may be made in this Agreement

(b) In the event of any conflict between the terms and provisions of this Agreement with those of the Merger Agreement, any schedule or exhibit attached to this Agreement, or any other agreement between the Indemnified Party Representative, the Securityholder Representative or any other person or entity related to the Escrow Agent’s duties hereunder, the terms and conditions of this Agreement shall control.

(c) The Escrow Agent may rely upon, and shall not be liable for acting or refraining from acting upon, any written notice, document, instruction or request furnished to it hereunder and believed by it to be genuine and to have been signed or presented by any of the parties without inquiry and without requiring substantiating evidence of any kind. The Escrow Agent shall not be liable to any beneficiary, or other person or entity, for refraining from acting upon any instruction setting forth, claiming, containing, objecting to, or related to the transfer or distribution of the Escrow Shares, or any portion thereof, unless such instruction shall have been delivered to the Escrow Agent in accordance with Section 9 below and the Escrow Agent has been able to satisfy any applicable security procedures as may be required hereunder and as set forth in Section 10. The Escrow Agent shall be under no duty to inquire into or investigate the validity, accuracy or content of any such document, notice, instruction or request. The Escrow Agent shall have no duty to solicit any payments which may be due nor shall the Escrow Agent have any duty or obligation to confirm or verify the accuracy or correctness of any amounts deposited with it hereunder.

(d) The Escrow Agent shall not be liable for any action taken, suffered or omitted to be taken by it in good faith except to the extent that a final adjudication of a court of competent jurisdiction determines that the Escrow Agent’s fraud, gross negligence or willful misconduct was the primary cause of any loss to any party hereto or any beneficiary of the Escrow Shares. The Escrow Agent may execute any of its powers and perform any of its duties hereunder directly or through affiliates or agents.

(e) The Escrow Agent may consult with counsel, accountants and other skilled persons to be selected and retained by it. The Escrow Agent shall not be liable for any action taken, suffered or omitted to be taken by it in accordance with, or in reliance upon, the advice or opinion of any such counsel, accountants or other skilled persons except to the extent that a final adjudication of a court of competent jurisdiction determines that the Escrow Agent’s fraud, gross negligence or willful misconduct was the primary cause of any loss to any of the parties hereto or any beneficiary or the Escrow Shares. In the event that the Escrow Agent shall be uncertain or believe there is some ambiguity as to its duties or rights hereunder or shall receive instructions, claims or demands from hereto which, in its opinion, conflict with any of the provisions of this Agreement, it shall be entitled to refrain from taking any action and its sole obligation shall be to keep safely all the property held in escrow until it shall be given a direction in writing which eliminates such ambiguity or uncertainty to the satisfaction of the Escrow Agent, until an Order or judgement of a court of competent jurisdiction agrees to pursue any redress or recourse in connection with any dispute without making the Escrow Agent a party to the same.

5.   Succession.

(a) The Escrow Agent may resign and be discharged from its duties or obligations hereunder by giving thirty (30) days’ advance notice in writing of such resignation to the Indemnified Party Representative, and the Securityholder Representative, specifying a date when such resignation shall take effect; provided that such resignation

Annex A-144

shall not take effect until a successor Escrow Agent has been appointed in accordance with this Section 5. If the Indemnified Party Representative, and the Securityholder Representative have failed to appoint a successor Escrow Agent prior to the expiration of thirty (30) days following receipt of the notice of resignation, the Escrow Agent may petition any court of competent jurisdiction for the appointment of a successor Escrow Agent or for other appropriate relief, and any such resulting appointment shall be binding upon all of the parties hereto. The Escrow Agent’s sole responsibility after such thirty (30) day notice period expires shall be to hold the Escrow Shares (without any obligation to reinvest the same) and to deliver the same to a designated substitute Escrow Agent, if any, or in accordance with the directions of an Order or judgement of a court of competent jurisdiction, at which time of delivery, the Escrow Agent’s obligations hereunder shall cease and terminate, subject to the provisions of Section 7. In accordance with Section 7, the Escrow Agent shall have the right to withhold, as security, an amount of shares equal to any dollar amount due and owing to the Escrow Agent, plus any costs and expenses the Escrow Agent shall reasonably believe may be incurred by the Escrow Agent in connection with the termination of this Agreement.

(b) Any entity into which the Escrow Agent may be merged or converted or with which it may be consolidated, or any entity to which all or substantially all the escrow business may be transferred, shall be the Escrow Agent under this Agreement without further act.

6.    Compensation and Reimbursement. The Escrow Agent shall be entitled to compensation for its services under this Agreement as Escrow Agent and for reimbursement for its reasonable out-of-pocket costs and expenses, in the amounts and payable as set forth on Exhibit B. The Escrow Agent shall also be entitled to payments of any amounts to which the Escrow Agent is entitled under the indemnification provisions contained herein as set forth in Section 7. The obligations of Indemnified Party set forth in this Section 6 shall survive the resignation, replacement or removal of the Escrow Agent or the termination of this Agreement.

7.   Indemnity.

(a) The Escrow Agent shall be indemnified and held harmless by Indemnified Party from and against any expenses, including counsel fees and disbursements, or loss suffered by the Escrow Agent in connection with any action, suit or other proceeding involving any claim which in any way, directly or indirectly, arises out of or relates to this Agreement, the services of the Escrow Agent hereunder, other than expenses or losses arising from the fraud, gross negligence or willful misconduct of the Escrow Agent. Promptly after the receipt by the Escrow Agent of notice of any demand or claim or the commencement of any action, suit or proceeding, the Escrow Agent shall notify the other parties hereto in writing. In the event of the receipt of such notice, the Escrow Agent, in its sole discretion, may commence an action in any state or federal court located in New Castle County, State of Delaware.

(b) The Escrow Agent shall not be liable for any action taken or omitted by it in good faith and in the exercise of its own best judgement, and may rely conclusively and shall be protected in acting upon any order, notice, demand, certificate, opinion or advice of counsel (including counsel chosen by the Escrow Agent), statement, instrument, report or other paper or document (not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth and acceptability of any information therein contained) which is believed by the Escrow Agent to be genuine and to be signed or presented by the proper person or persons. The Escrow Agent shall not be bound by any notice or demand, or any waiver, modification, termination or rescission of this Agreement unless evidenced by a writing delivered to the Escrow Agent are affected, unless it shall have given its prior written consent thereto.

(c) This Section 7 shall survive termination of this Agreement or the resignation, replacement or removal of the Escrow Agent for any reason.

8.   Patriot Act Disclosure; Taxpayer Identification Numbers; Tax Reporting.

(a) Section 326 of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (“USA Patriot Act”) requires the Escrow Agent to implement reasonable procedures to verify the identity of any person or entity that opens a new account with it. Accordingly, each of the parties acknowledges that Section 326 of the USA PATRIOT Act and the Escrow Agent’s identity verification procedures require the Escrow Agent to obtain information which may be used to confirm the identity of such Indemnified Party Representative, Securityholder Representative or any Company Securityholders, including such person or entity’s name, address and organizational documents (“identifying information”). The parties agree to provide the Escrow Agent with and consent to the Escrow Agent obtaining from third parties any such identifying information required as a condition of opening an account with or using any service provided by the Escrow Agent.

Annex A-145

(b) The parties hereto agree that Parent shall be treated as the owner of the Escrow Shares for U.S. federal and applicable state and local income tax purposes.

9. Notices. All communications hereunder shall be in writing and, except for Joint Written Instructions (which shall be governed by Section 10), all notices and communications hereunder shall be deemed to have been duly given and made if in writing and if (i) served by personal delivery upon the party for whom it is intended, (ii) delivered by registered or certified mail, return receipt requested, or by Federal Express or similar overnight courier, or (iii) sent by facsimile or e-mail, electronically or otherwise, to the party at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such party:

If to the Escrow Agent:

Continental Stock Transfer and Trust Company
One State Street — 30th Floor
New York, New York 10004
Facsimile No: +1 (212) 616-7615
Attention: Administration Department

If to the Securityholder Representative:

Erez Simha
30 West 63 Street,
New York, NY 10023
E-mail: erez.simha@apifiny.com

If to the Indemnified Party Representative:

Abri Ventures I, LLC
9663 Santa Monica Blvd., No. 1091,
Beverly Hills, CA 90210
Attn: Jeffrey Tirman, Chief Executive Officer
E-mail: jtirman@abriadv.com

with a copy (which shall not constitute notice) to:

Loeb & Loeb LLP
345 Park Ave
New York, NY 10154
Attention: Mitchell S. Nussbaum
Fax: +1 (212) 504-3013
E-mail: mnussbaum@loeb.com

Notwithstanding the above, in the case of communications delivered to the Escrow Agent, such communications shall be deemed to have been given on the date received by an officer of the Escrow Agent or any employee of the Escrow Agent who reports directly to any such offer at the above-referenced office. In the event that the Escrow Agent, in its sole discretion, shall determine that an emergency exists, the Escrow Agent may use such other means of communication as the Escrow Agent deems appropriate. For purposes of this Agreement, “Business Day” shall mean any day other than a Saturday, Sunday or any other day on which the Escrow Agent located at the notice address set forth above is authorized or required by law or executive order to remain closed.

10. Security Procedures.

(a) Notwithstanding anything to the contrary as set forth in Section 9, any instructions setting forth, claiming, containing, objecting to, or in any way related to the transfer or distribution of the Escrow Shares, including any Joint Written Instruction permitted pursuant to Section 3 of this Agreement, may be given to the Escrow Agent only by confirmed facsimile or other electronic transmission (including e-mail) and no instruction for or related to the transfer or distribution of the Escrow Shares, or any portion thereof, shall be deemed delivered and effective unless the Escrow Agent actually shall have received such instruction by facsimile or other electronic transmission (including e-mail) at the number or e-mail address provided to the parties by the Escrow Agent in accordance with Section 9 and as further evidenced by a confirmed transmittal to that number.

Annex A-146

(b) In the event transfer instructions are so received by the Escrow Agent by facsimile or other electronic transmission (including e-mail), the Escrow Agent is authorized to seek confirmation of such instructions by telephone call-back to the person or persons designated on Exhibit C hereto, and the Escrow Agent may rely upon the confirmation of anyone purporting to be the person or persons so designated. The persons and telephone numbers for call-backs may be changed only in a writing actually received and acknowledged by the Escrow Agent. If the Escrow Agent is unable to contact any of the authorized representatives identified on Exhibit C, the Escrow Agent is hereby authorized both to receive written instructions from and seek confirmation of such instructions by officers of Indemnified Party Representative (collectively, the “Senior Officers”), as the case may be, which shall include the titles of Chief Executive Officer, General Counsel, Chief Financial Officer, President of Executive Vice President, as the Escrow Agent may select. Such Senior Officer shall deliver to the Escrow Agent a fully executed incumbency certificate, and the Escrow Agent may rely upon the confirmation of anyone purporting to be any such officer.

(c) The parties hereto acknowledge that the Escrow Agent is authorized to deliver the Escrow Shares to the custodian account of a recipient of the Escrow Shares, as designated in a Joint Written Instruction.

11.    Compliance with Court Orders. In the event that any escrow property shall be attached, garnished or levied upon by any court order, or the delivery thereof shall be stayed or enjoined by an order of a court, or any order, judgement or decree shall be made or entered by any court order affecting the property deposited under this Agreement, the Escrow Agent is hereby expressly authorized, in its sole discretion, to obey and comply with all writs, orders, judgements or decrees so entered or issued, whether with or without jurisdiction, and in the event that the Escrow Agent reasonably obeys or complies with any such writ, order, judgement or decree, it shall not be liable to any of the parties hereto or to any other person, entity, firm or corporation, by reason of such compliance notwithstanding such writ, order or decree being subsequently reversed, modified, annulled, set aside or vacated.

12.    Miscellaneous.

(a) Except for changes to transfer instructions as provided in Section 10, the provisions of this Agreement may be waived, altered, amended or supplemented, in whole or in part, only by a writing signed by the parties hereto.

(b) Neither this Agreement nor any right or interest hereunder may be assigned in whole or in part by any party hereto, except as provided in Section 5, without the prior consent of all of the other parties hereto.

(c) This Agreement shall be governed by and construed under the laws of the State of Delaware. Each party hereto irrevocably waives any objection on the grounds of venue, forum non-conveniens, or any similar grounds and irrevocably consents to service of process by mail or in any other manner permitted by applicable law and consents to the jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware does not have jurisdiction, a federal court sitting in Wilmington, Delaware) (or any appellate courts thereof).

(d) To the extent that in any jurisdiction any party may now or hereafter be entitled to claim for itself or its assets, immunity from suit, execution attachment (before or after judgement), or other legal process, such party shall not claim, and it hereby irrevocably waives, such immunity.

(e) The parties further hereby waive any right to a trial by jury with respect to any lawsuit or judicial proceedings arising or relating to this Agreement.

(f) No party to this Agreement is liable to any other party for losses due to, or if it is unable to perform its obligations under the terms of this Agreement because of, acts of God, fire, war, terrorism, floods, strikes, electrical outages, equipment or transmission failure, or other causes reasonably beyond its control.

(g) This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. All signatures of the parties to this Agreement may be transmitted by facsimile or other electronic transmission (including e-mail), and such facsimile or other electronic transmission (including e-mail) will, for all purposes, be deemed to be the original signature of such party whose signature it reproduces, and will be binding upon such party.

Annex A-147

(h) If any provision of this Agreement is determined to be prohibited or unenforceable by reason of any applicable law of a jurisdiction, then such provision shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions thereof, and any such prohibition or unenforceability in such jurisdiction shall not invalidate or render unenforceable such provisions in any other jurisdiction.

(i) A person who is not a party to this Agreement shall have no right to enforce any term of this Agreement.

(j) The parties represent, warrant and covenant that each document, notice, instruction or request provided by such party to the other party shall comply with applicable laws and regulations. Where, however, the conflicting provisions of any such applicable law may be waived, they are hereby irrevocably waived by the parties hereto to the fullest extent permitted by law, to the end that this Agreement shall be enforced as written.

(k) Except as expressly provided in Section 7 above, nothing in this Agreement, whether express or implied, shall be construed to give to any person or entity other than the Escrow Agent, the Indemnified Party Representative or the Securityholder Representative any legal or equitable right, remedy, interest or claim under or in respect of this Agreement or the Escrow Shares escrowed hereunder.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

Annex A-148

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth above.

INDEMNIFIED PARTY REPRESENTATIVE:
ABRI VENTURES I, LLC.
By:
Name:	Jeffrey Tirman
Title:	Authorized Member
SECURITYHOLDER REPRESENTATIVE:

Erez Simha
ESCROW AGENT:
CONTINENTAL STOCK TRANSFER AND TRUST COMPANY
By:
Name:
Title:

[Signature page to Indemnification Escrow Agreement]

Annex A-149

EXHIBIT A

Form of Joint Written Instructions

[•]

Continental Stock Transfer and Trust Company
One State Street — 30th Floor
New York, New York 10004
Facsimile No: (212) 616-7615
Attention: [•]

RE:    Joint Written Instruction for Indemnification Escrow Agreement, dated as of [____________], 2022 (the “Indemnification Escrow Agreement”), by and among Abri Ventures I, LLC (the “Indemnified Party Representative”), solely in its capacity as representative, agent and attorney-in-fact of the Indemnified Party , Erez Simha (the “Securityholder Representative”), solely in its capacity as representative, agent and attorney-in-fact of the Company Securityholders and Continental Stock Transfer & Trust Company, a New York corporation (the “Escrow Agent”).

Dear [•]:

Unless otherwise defined in this letter, capitalized terms used in this letter shall have the definitions ascribed to them in the Indemnification Escrow Agreement.

This letter shall serve as the Joint Written Instruction of the Indemnified Party Representative, and the Securityholder Representative pursuant to Section 3 of the Indemnification Escrow Agreement.

The parties hereto hereby instruct the Escrow Agent to disburse the Escrow Shares to the following persons and entities in the amounts set forth on Exhibit A hereto.

[Signature Page Follows]

Annex A-150

IN WITNESS WHEREOF, the parties hereto have executed this Joint Written Instructions on [•].

INDEMNIFIED PARTY REPRESENTATIVE:
ABRI VENTURES I, LLC.
By:
Name:	Jeffrey Tirman
Title:	Authorized Member
SECURITYHOLDER REPRESENTATIVE

Erez Simha

Annex A-151

EXHIBIT A

Name & Address	Number of Shares
[•]	[•]

Annex A-152

EXHIBIT B

Escrow Agent Compensation

[to be inserted]

Annex A-153

EXHIBIT C

Authorized Persons

Name	Telephone Number	Signature
Indemnified Party Representative
[_____________]	[_____________]
Securityholder Representative
[_____________]	[_____________]

Annex A-154

Exhibit M

FORM OF
VOTING AGREEMENT

This Voting Agreement (this “Agreement”) is made as of [__], 2022, by and among Apifiny Group Inc. (f/k/a Abri SPAC I, Inc.), a Delaware corporation (the “Parent”), Abri Ventures I, LLC (the “Sponsor”), and each of the individuals and entities set forth on the signature page hereto (each a “Voting Party” and collectively, the “Voting Parties”). For purposes of this Agreement, capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Merger Agreement (as defined below). This Agreement shall be effective as of the Closing Date of the Merger.

RECITALS

WHEREAS, Parent, Abri Merger Sub, Inc., a Delaware corporation, Apifiny Group Inc. (n/k/a Apifiny Holdings, Inc.1), a Delaware corporation, and the Securityholder Representative have entered into that certain Merger Agreement (as may be amended from time to time, the “Merger Agreement”), dated as of [_______], 2022;

WHEREAS, each of the Voting Parties, currently owns, or on the closing of the transactions contemplated by the Merger Agreement, will own, shares of Parent’s common stock, and wishes to provide for orderly elections of Parent’s Board of Directors after the Closing Date (the “Post-Closing Board of Directors”) as described herein; and

WHEREAS, as of the Effective Time, two directors, each designated by Sponsor, have been elected to the Post-Closing Board of Directors.

NOW THEREFORE, in consideration of the foregoing and of the promises and covenants contained herein, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

AGREEMENT

1. Agreement to Vote. During the term of this Agreement, each Voting Party agrees to vote all shares of capital stock of Parent that such Voting Party owns from time to time and are entitled to vote (hereinafter referred to as the “Voting Shares”) in the election of the Post-Closing Board of Directors, in accordance with the provisions of this Agreement, whether at a regular or special meeting of stockholders or by written consent.

2. Election of Boards of Directors.

2.1 Voting; Initial Designees. During the term of this Agreement, each Voting Party agrees to vote all Voting Shares for the election as members of the Post-Closing Board of Directors of each nominee designated by the Sponsor at each regular or special meeting of Parent stockholders where such nominee stands for such election at such meeting. The Sponsor’s initial designees to the Post-Closing Board of Directors are [________] and [________].

2.2 Size of the Board. During the term of this Agreement, the parties hereto agree that they shall, and shall cause their respective successors to, maintain the size of the Post-Closing Board of Directors at ten (10) directors, which shall initially include five (5) directors who currently serve on the Board of Directors of Apifiny Group Inc.

2.3 Number of Designees; Notice to Parent.

(a)   Prior to the termination of this Agreement, for so long as the Sponsor and/or its Affiliates, either individually or as a group (as such term is construed in accordance with the Exchange Act), beneficially own at least fifty percent (50%) of the Closing Sponsor Shares (as defined below), Parent shall include in the slate of nominees recommended by the Post-Closing Board of Directors for election as directors at each applicable annual or special meeting of the stockholders of Parent at which directors are to be elected, each of the two (2) individuals designated by the Sponsor; provided, however, that:

(i) from and after the date on which Sponsor and/or its Affiliates cease to hold at least fifty percent (50%) of the Closing Sponsor Shares (a “50% Reduction”), the number of nominees designated by Sponsor that Parent is required to recommend for election at any subsequent annual or special meeting of the stockholders of Parent at which directors are to be elected pursuant to this Section 2.3(a) shall be reduced to one (1); and

____________

1       Note to Draft: Apifiny Inc. is currently a subsidiary of Apifiny Group Inc.

Annex A-155

(ii) from and after the date on which Sponsor and/or its Affiliates cease to hold at least twenty-five percent (25%) of the Closing Sponsor Shares (a “75% Reduction”), Parent shall have no obligation to recommend any nominees designated by Sponsor for election at any subsequent annual or special meeting of the stockholders of Parent at which directors are to be elected.

(b)   No less than five (5) Business Days following the Closing, Sponsor shall provide written notice to Parent specifying the number of shares of capital stock of Parent held by Sponsor and/or its Affiliates individually or as a group (as such term is construed in accordance with the Exchange Act) as of the Effective Time, including any shares of capital stock of Parent that Sponsor and/or its Affiliates are entitled to receive as Merger Consideration in connection with the consummation of the Merger (the “Closing Sponsor Shares”).

(c)   No less than one (5) Business Days after the occurrence of a 50% Reduction and a 75% Reduction, as applicable, Sponsor shall provide written notice thereof to Parent, which notice shall set forth, if delivered solely with respect to a 50% Reduction, the name of the Sponsor Designee (as defined below) to be removed from the Post-Closing Board of Directors pursuant to Section 2.5(a).

2.4 Advance Resignation Letters. Parent may require, prior to or at any time after becoming a member of the Post-Closing Board of Directors, each designee of Sponsor elected to the Post-Closing Board of Directors (each, as may be replaced from time to time, a “Sponsor Designee”) to execute and deliver an undated resignation letter (each, a “Resignation Letter”) to the Secretary of Parent, which Parent agrees shall not be dated or become effective until such time as such Sponsor Designee’s resignation is required pursuant to Section 2.5(a).

2.5 Removal of Directors; Obligations; Vacancies.

(a) Sponsor hereby acknowledges and agrees that, upon the occurrence of: (i) a 50% Reduction, Parent may effect the resignation of the Sponsor Designee specified in the notice given by Sponsor pursuant to Section 2.3(c); (ii) a 75% Reduction, Parent may effect the resignation of the final Sponsor Designee; and (iii) both a 50% Reduction and a 75% Reduction, simultaneously, Parent may effect the resignation of both Sponsor Designees, in each case pursuant to the dating of the applicable Resignation Letter of such Sponsor Designee as of the date of the 50% Reduction or the 75% Reduction, as applicable, with such resignation deemed to have occurred, and being effective as of, such date. In the event Sponsor does not deliver the notice required pursuant to Section 2.2c) by the date that is five (5) Business Days after the occurrence of a 50% Reduction or a 75% Reduction, as applicable, Parent has the right, upon otherwise becoming aware of the occurrence of a 50% Reduction or a 75% Reduction, to take the actions specified in the immediately preceding sentence and, in the case of a 50% Reduction only, may effect the resignation of a Sponsor Designee determined by Parent in its sole discretion.

(b) The obligations of the Voting Parties pursuant to this Section 2 shall include any stockholder vote to amend Parent’s amended and restated certificate of incorporation as required to effect the intent of this Agreement. Each of Sponsor, the Voting Parties and Parent agree to take all actions required to ensure that the rights given to each Voting Party and Sponsor hereunder are effective and that each Voting Party and Sponsor enjoys the benefits thereof. Each of Sponsor, the Voting Parties and Parent further agree not to take any actions that would contravene or materially and adversely affect the provisions of this Agreement and the intention of the parties with respect to the composition of the Post-Closing Board of Directors as herein stated. The parties acknowledge that the fiduciary duties of each member of the Post-Closing Board of Directors are to Parent’s stockholders as a whole.

(c) In the event any director elected pursuant to the terms hereof ceases to serve as a member of the Post-Closing Board of Directors, except for as the result of any 50% Reduction or 75% Reduction, Parent, the Sponsor and the Voting Parties agree to vote the Voting Shares for the election or appointment of such other person designated by the Sponsor to the Post-Closing Board of Directors in accordance with the terms provided herein (each such Person, a “Replacement Designee”); provided, however, that any Replacement Designee must (i) be reasonably acceptable to the Post-Closing Board of Directors (such acceptance not to be unreasonably withheld), (ii) qualify as “independent” pursuant to NASDAQ listing standards, (iii) have the relevant financial and business experience to be a director of Parent, (iv) satisfy the publicly disclosed guidelines and policies of Parent with respect to service on the Post-Closing Board of Directors and (v) be independent of Sponsor (for the avoidance of doubt, the nomination by Sponsor of such person to serve on the board of any other company shall not (in and of itself) cause such person to not be deemed independent of Sponsor). In the event any Replacement Designee does not satisfy one or more of the requirements set forth in clauses (i) through (v) above, Sponsor shall have the right to recommend additional Replacement Designees whose appointment shall be subject to approval in accordance with the procedures described in this Section 2.5(c).

Annex A-156

3. Representations and Warranties of the Sponsor and the Voting Parties. Each Voting Party and the Sponsor hereby represents and warrants to Parent as follows:

3.1 Organization and Power. Such Person is duly organized, validly existing, and in good standing under the laws of the jurisdiction of its formation and has all requisite power and authority to carry on its business as presently conducted and as proposed to be conducted.

3.2 Authorization. Such Person has full power and authority to enter into this Agreement. This Agreement, when executed and delivered by such Person, shall constitute the valid and legally binding obligation of such Person, enforceable in accordance with its terms, except: (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors’ rights generally; or (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

3.3 Governmental Consents and Filings. No consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of such Person in connection with the consummation of the transactions contemplated by this Agreement.

3.4 Compliance with Other Instruments. The execution, delivery and performance by such Person of this Agreement and the consummation by such Person of the transactions contemplated by this Agreement will not result in any violation or default: (a) of any provisions of its organizational documents, if applicable; (b) of any instrument, judgment, order, writ or decree to which it is a party or by which it is bound; (c) under any note, indenture or mortgage to which it is a party or by which it is bound; (d) under any lease, agreement, contract or purchase order to which it is a party or by which it is bound; or (e) of any provision of any federal or state statute, rule or regulation applicable to such Person, in each case (other than clause (a)), which would have a material adverse effect on such Person or its ability to consummate the transactions contemplated by this Agreement.

4. Successors in Interest of the Voting Parties and Parent. The provisions of this Agreement shall be binding upon the successors in interest of any Voting Party with respect to any of such Voting Party’s Voting Shares or any voting rights therein, unless the Voting Shares are sold on Nasdaq or any other national securities exchange. Each Voting Party shall not, and Parent shall not, permit the transfer of any Voting Party’s Voting Shares (except for sales of Voting Shares on Nasdaq or any other national securities exchange), unless and until the person to whom such securities are to be transferred shall have executed a written agreement pursuant to which such person agrees to become a party to this Agreement and agrees to be bound by all the provisions hereof as if such person was a Voting Party hereunder. Notwithstanding the foregoing, the Parties hereto agree and acknowledge that each of the Voting Parties has entered into a Company Lock-Up Agreement and has agreed not to transfer any of the Voting Party’s Voting Shares except in accordance with the Company Lock-Up Agreement.

5. Public Listing. During the term of this Agreement, Parent shall take all reasonable efforts for Parent to remain listed as a public company on, and for the common stock of Parent to be tradable over, Nasdaq.

6. Grant of Proxy. The parties agree that this Agreement does not constitute the granting of a proxy to any party or any other person; provided, however, that should the provisions of this Agreement be construed to constitute the granting of proxies, such proxies shall be deemed coupled with an interest and are irrevocable for the term of this Agreement.

7. Specific Enforcement. It is agreed and understood that monetary damages would not adequately compensate an injured party for the breach of this Agreement by any party hereto, that this Agreement shall be specifically enforceable, and that any breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order. Further, each party hereto waives any claim or defense that there is an adequate remedy at Law for such breach or threatened breach and agrees that a party’s rights would be materially and adversely affected if the obligations of the other parties under this Agreement were not carried out in accordance with the terms and conditions hereof.

8. Manner of Voting. The voting of the Voting Shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable Law.

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9. Termination. This Agreement shall terminate automatically (without any action by any party) upon the earlier to occur of (a) the date that is the second (2nd) anniversary of the date hereof and (b) the occurrence of a 75% Reduction, and thereafter shall immediately become void and have no further force or effect, and no party hereto will have any further obligation or liability to any other party; provided, however, that no such termination will relieve either party from liability for any breach of this Agreement by such party prior to such termination.

10. Amendments and Waivers. Except as otherwise provided herein, any provision of this Agreement may be amended or the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only with the unanimous written consent of (a) Parent, and (b) the holders of a majority of Voting Shares then held by the Voting Parties.

11. Stock Splits, Stock Dividends, etc. In the event of any stock split, stock dividend, recapitalization, reorganization or the like, (a) any securities issued with respect to Voting Shares held by Voting Parties shall become Voting Shares for purposes of this Agreement and (b) the Closing Sponsor Shares shall be appropriately adjusted on a pro rata basis and consistent with the terms of this Agreement.

12. Severability. A determination by a court or other legal authority that any provision that is not of the essence of this Agreement is legally invalid shall not affect the validity or enforceability of any other provision hereof. The parties shall cooperate in good faith to substitute (or cause such court or other legal authority to substitute) for any provision so held to be invalid a valid provision, as alike in substance to such invalid provision as is lawful.

13. Governing Law. This Agreement and all disputes or controversies arising out of or relating to this Agreement, including the applicable statute of limitations, shall be governed by and interpreted in accordance with the Laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Law of any jurisdiction other than the State of Delaware.

14. Counterparts; Electronic Signatures. This Agreement may be executed in counterparts, each of which shall constitute an original, but all of which shall constitute one agreement. This Agreement shall become effective upon delivery to each party of an executed counterpart or the earlier delivery to each party of original, photocopied, or electronically transmitted signature pages that together (but need not individually) bear the signatures of all other parties.

15. Successors and Assigns. Except as otherwise expressly provided in this Agreement, the provisions hereof shall inure to the benefit of, and be binding upon, the successors and assigns of the parties hereto.

16. Entire Agreement. This Agreement constitutes the full and entire understanding and agreement among the parties, and supersedes any prior agreement or understanding among the parties, with regard to the subjects hereof and thereof, and no party shall be liable or bound to any other party in any manner by any warranties, representations or covenants except as specifically set forth herein or therein.

[Remainder of page intentionally left blank; signature page follows]

Annex A-158

This Agreement is hereby executed effective as of the date first set forth above.

Parent:
APIFINY GROUP INC.
By:
Name:
Title:
Sponsor:
ABRI VENTURES I, LLC
By:
Name:
Title:
Voting Parties:
[To be provided.]

[Signature Page to Voting Agreement]

Annex A-159

Exhibit N

ASSURANCE AGREEMENT

This Assurance Agreement (this “Agreement”), dated as of January [•], 2022, is entered into by and among Abri Ventures I, LLC, a Delaware limited liability company (the “Sponsor”), Apifiny Group Inc., a Delaware corporation (the “Company”), and TipTop Century Limited, (“TipTop”). The Sponsor, the Company and TipTop are sometimes referred to herein each as a “Party” and together the “Parties”. Capitalized terms used but not defined herein shall have their respective meanings assigned to them in the Merger Agreement (defined below).

Recitals

WHEREAS, Abri SPAC I, Inc., a Delaware corporation (“Parent”), Abri Merger Sub, Inc., a Delaware corporation (“Merger Sub”), the Company, Erez Simha, solely in his capacity as representative, agent and attorney-in-fact of the Company Securityholders, and Sponsor, solely in its capacity as representative, agent and attorney-in-fact of the Indemnified Party, have entered into that certain Merger Agreement dated as of January 27, 2022 (the “Merger Agreement”, pursuant to which Merger Sub will merge with and into the Company (the “Merger”) and the Company will be the surviving company and a wholly-owned subsidiary of Parent, on the terms and subject to the conditions thereof; and

WHEREAS, as a condition and an inducement to Parent to enter into the Merger Agreement, Parent and the Company agreed in the Merger Agreement that they and their respective Representatives (which, in the case of the Company, includes TipTop) would use their commercially reasonable efforts, and negotiate in good faith to enter into an assurance agreement and related escrow agreement;

WHEREAS, as a holder of a majority of the issued and outstanding Company Common Stock, TipTop will receive substantial benefits in the Merger;

WHEREAS, TipTop has agreed that 6,650,000 shares of Company Class F Common Stock held by TipTop (collectively, the “Escrow Shares”) (i) will be deposited on the date hereof into an escrow account (the “Assurance Escrow Account”) free and clear of all Liens other than applicable federal and state securities restrictions and restrictions set forth in the Assurance Escrow Agreement together with a stock power executed in blank (the “Stock Power”), (ii) will be released from the Assurance Escrow Account in accordance with the terms of this Agreement and the Assurance Escrow Agreement.

WHEREAS, the Sponsor, the Company, TipTop and Continental Stock Transfer & Trust Company, a New York corporation, as escrow agent, concurrently with the execution and delivery of this Agreement, are entering into that certain Assurance Escrow Agreement (the “Assurance Escrow Agreement”).

WHEREAS, the parties hereto have agreed to deliver on the date hereof duly signed Joint Written Instructions (as defined in the Assurance Escrow Agreement) to the Escrow Agent to be held in escrow and acted upon by the Escrow Agent upon the receipt by the Escrow Agent of a Notification Letter (as defined in the Assurance Escrow Agreement) from Chardan Capital Markets, LLC (“Chardan”).

NOW, THEREFORE, in consideration of the premises, representations, warranties and the mutual covenants contained in this Agreement, and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the Parties agree as follows:

Agreement

1. Deposit and Release of the Escrow Shares.

(a) The Escrow Shares shall be: (i) additional consideration for the Merger, free and clear of all Liens other than applicable federal and state securities restrictions and restrictions set forth in the Assurance Escrow Agreement and (ii) placed in escrow on the date hereof. The Escrow Shares shall be released from the Assurance Escrow Account to the Sponsor in accordance with the provisions of Section 2 and the Assurance Escrow Agreement solely in the event that:

A. (i) the VWAP of the shares of the Parent Common Stock is lower than $10.50 per share on any single Trading Day (the “Minimum Daily VWAP Trading Price Breach”) during the period starting on and

Annex A-160

including the Trading Day immediately following the day of the distribution by Parent of the Proxy Statement to holders of Parent Common Stock, and ending on and including the Trading Day immediately preceding the Closing Date (the “VWAP Maintenance Period”), and (ii) the Closing shall have occurred; or

B. (i) the Merger Agreement shall not have been terminated in accordance with Article X thereof; (ii) the Closing shall not have occurred before or on the date on which the Closing is required to occur in accordance with Section 2.6 of the Merger Agreement (such date, the “Specified Date”); (iii) no earlier than 5:00 PM Eastern Time on the Specified Date, Parent shall have given a good faith notice to the Company in accordance with Section 12.1 of the Merger Agreement stating that Parent and Merger Sub stand ready and willing to consummate the Merger during the immediately succeeding three (3) Business Day period (the “Company Closing Period”), which notice shall be an irrevocable binding commitment of Parent and Merger Sub to consummate the Merger throughout the Company Closing Period; (iv) at all times during the Company Closing Period, all of the conditions set forth in Article IX of the Merger Agreement shall continue to be satisfied or shall be capable of being satisfied or waived (to the extent permitted by applicable law) if the Closing were to occur during the Company Closing Period; and (v) the Company shall have failed to consummate the Merger on or before the end of the Company Closing Period.

(b) Notwithstanding anything to the contrary in Section 1(a), unless all of the conditions set forth in Section 1(a)A or all of the conditions set forth in Section 1(a)B shall have been satisfied, the Escrow Shares shall be released from the Assurance Escrow Account to TipTop pursuant to the Assurance Escrow Agreement upon the earlier to occur of (i) the Closing and (ii) the termination of the Merger Agreement in accordance with Article X thereof.

(c) Upon the release from the Assurance Escrow Account of the Escrow Shares, the Party receiving such Shares shall have all right, title and interest in such Escrow Shares, free and clear of all Liens other than applicable federal and state securities restrictions, and no Person shall have any right in, or claim to, such Escrow Shares as a result of or otherwise in connection with this Agreement or the Assurance Escrow Agreement.

2. Covenants of the Company. Upon the occurrence of an event as specified in Section 1(a):

(a) Promptly upon (but in any event not later than (2) Business Days after) (i) the Closing, in the case of the satisfaction of all of the conditions set forth in Section 1(a)A, or (ii) the expiration of the Company Closing Period, in the case of the satisfaction of all of the conditions set forth in Section 1(a)B, the Company shall take all actions required to be taken by the Company under the Assurance Escrow Agreement to provide for the release of the Escrow Shares from the Assurance Escrow Account to the Sponsor.

(b) Upon any release of the Escrow Shares to the Sponsor, the Company shall take such actions as are reasonably requested by the Sponsor to evidence the transfer of the Escrow Shares to the Sponsor and the holding of the Escrow Shares by the Sponsor, including through the provision of an updated stock ledger of the Company showing such transfer and the Sponsor’s position as the holder of the Escrow Shares (as certified by an officer of the Company responsible for maintaining such ledger or the applicable registrar or transfer agent of Company), and, upon such release of the Escrow Shares to Sponsor and Sponsor’s subsequent delivery to the Company of the certificate representing the Escrow Shares, together with the Stock Power, the Company shall cancel the certificate representing the Escrow Shares and issue a certificate in the name of Sponsor or its designee for that certain number of shares of Company Class A Common Stock into which the Escrow Shares convert in accordance with the Company’s Certificate of Incorporation.

(c) Except with respect to any amounts treated as imputed interest under Section 483 of the Code, any transfer of Escrow Shares pursuant to this Agreement shall be treated as an adjustment to the merger consideration by the Parties for Tax purposes, unless otherwise required by a change in applicable Tax Law. Any Escrow Share that is transferred pursuant to this Agreement shall be treated as eligible for non-recognition treatment under Section 354 of the Code (and shall not be treated as “other property” within the meaning of Section 356 of the Code).

3. Covenants of the Sponsor.

(a) Unless all of the conditions set forth in Section 1(a)A or all of the conditions set forth in Section 1(a)B shall have been satisfied, promptly upon (but in any event not later than (2) Business Days after) (i) the Closing, or (ii) the termination of the Merger Agreement in accordance with Article X thereof, the Sponsor shall take all actions required to be taken by the Sponsor under the Assurance Escrow Agreement, to provide for the release of the Escrow Shares from the Assurance Escrow Account to TipTop.
Annex A-161

(b) The Sponsor agrees that neither the Sponsor, nor any of its Representatives, will, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of, any of the Parent Common Stock or any other Equity Interest of Parent, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Parent Common Stock or any other Equity Interest of Parent or otherwise, publicly disclose the intention to, or solicit or knowingly encourage any Person to, make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, or engage in any Short Sales (as defined below) with respect to the Parent Common Stock or any other Equity Interest of Parent, other than such actions taken pursuant to, or in connection with the Merger Agreement or the Additional Agreements. For purposes hereof, “Short Sales” include, without limitation, all “short sales” as defined in Rule 200 promulgated under Regulation SHO under the Securities Exchange Act of 1934, as amended, and all types of direct and indirect stock pledges, forward sale contracts, options, puts, calls, swaps and similar arrangements (including on a total return basis), and sales and other transactions through non-U.S. broker dealers or foreign regulated brokers.

4. Covenants of TipTop. Upon the occurrence of an event as specified in Section 1(a):

(a) Promptly upon (but in any event not later than (2) Business Days after) (i) the Closing, in the case of the satisfaction of all of the conditions set forth in Section 1(a)A, or (ii) the expiration of the Company Closing Period, in the case of the satisfaction of all of the conditions set forth in Section 1(a)B, TipTop shall take all actions required to be taken by TipTop under the Assurance Escrow Agreement to provide for the release of the Escrow Shares from the Assurance Escrow Account to the Sponsor.

(b) Upon any release of the Escrow Shares to the Sponsor, TipTop shall take such actions as are reasonably requested by the Sponsor to evidence the transfer of the Escrow Shares to the Sponsor and the holding of the Escrow Shares by the Sponsor.

5. Representations and Warranties of the Sponsor. The Sponsor represents and warrants to the other Parties as follows:

(a) Organization and Power. The Sponsor is duly organized, validly existing, and in good standing under the laws of the jurisdiction of its formation and has all requisite power and authority to carry on its business as presently conducted and as proposed to be conducted.

(b) Authorization. The Sponsor has full power and authority to enter into this Agreement and the Assurance Escrow Agreement. This Agreement and the Assurance Escrow Agreement, when executed and delivered by the Sponsor, shall constitute the valid and legally binding obligation of the Sponsor, enforceable in accordance with their respective terms, except: (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and any other laws of general application affecting enforcement of creditors’ rights generally; or (ii) as limited by laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

(c) Governmental Consents and Filings. Assuming the accuracy of the representations and warranties made by the other Parties in this Agreement, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of the Sponsor in connection with the consummation of the transactions contemplated by this Agreement and the Assurance Escrow Agreement.

(d) Compliance with Other Instruments. The execution, delivery and performance by the Sponsor of this Agreement and the Assurance Escrow Agreement and the consummation by the Sponsor of the transactions contemplated hereby and thereby will not result in any violation or default: (i) of any provisions of its organizational documents, if applicable; (ii) of any instrument, judgment, order, writ or decree to which it is a party or by which it is bound; (iii) under any note, indenture or mortgage to which it is a party or by which it is bound; (iv) under any lease, agreement, contract or purchase order to which it is a party or by which it is bound; or (v) of any provision of any federal or state statute, rule or regulation applicable to the Sponsor, in each case (other than clause (i)), which would have a material adverse effect on the Sponsor or its ability to consummate the transactions contemplated by this Agreement and the Assurance Escrow Agreement.

Annex A-162

(e) Deposit of Joint Written Instructions in Escrow. Concurrently with the delivery of the Escrow Shares by TipTop to the Escrow Agent, the Sponsor has delivered to the Escrow Agent signed copies of Joint Written Instructions (as defined in the Assurance Escrow Agreement) duly executed by the Sponsor. Such Joint Written Instructions to be held in escrow by the Escrow Agent and only released from escrow and acted upon by the Escrow Agent in accordance with the Assurance Escrow Agreement, upon the receipt by the Escrow Agent of a Notification Letter (as defined in the Assurance Escrow Agreement) from Chardan confirming that all of the conditions set forth in Section 1(a)A hereof, or all of the conditions set forth in Section 1(a)B hereof, shall have been satisfied.

6. Representations and Warranties of the Company. The Company represents and warrants to the other Parties as follows:

(a) Organization and Corporate Power. The Company is duly organized, validly existing, and in good standing under the laws of the jurisdiction of its formation and has all requisite power and authority to carry on its business as presently conducted and as proposed to be conducted.

(b) Authorization. The Company has full power and authority to enter into this Agreement and the Assurance Escrow Agreement. This Agreement and the Assurance Escrow Agreement, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with their respective terms except: (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors’ rights generally; or (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c) Governmental Consents and Filings. Assuming the accuracy of the representations and warranties made by the other Parties in this Agreement, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of the Company in connection with the consummation of the transactions contemplated by this Agreement and the Assurance Escrow Agreement.

(d) Compliance with Other Instruments. The execution, delivery and performance by the Company of this Agreement and the Assurance Escrow Agreement and the consummation by the Company of the transactions contemplated hereby and thereby will not result in any violation or default: (i) of any provisions of its certificate of incorporation or other governing documents; (ii) of any instrument, judgment, order, writ or decree to which it is a party or by which it is bound; (iii) under any note, indenture or mortgage to which it is a party or by which it is bound; (iv) under any lease, agreement, contract or purchase order to which it is a party or by which it is bound; or (v) of any provision of any federal or state statute, rule or regulation applicable to the Company, in each case (other than clause (i)) which would have a material adverse effect on the Company or its ability to consummate the transactions contemplated by this Agreement and the Assurance Escrow Agreement.

(e) Deposit of Joint Written Instructions in Escrow. Concurrently with the delivery of the Escrow Shares by TipTop to the Escrow Agent, the Company has delivered to the Escrow Agent signed copies of Joint Written Instructions (as defined in the Assurance Escrow Agreement) duly executed by the Company. Such Joint Written Instructions to be held in escrow by the Escrow Agent and only released from escrow and acted upon by the Escrow Agent in accordance with the Assurance Escrow Agreement, upon the receipt by the Escrow Agent of a Notification Letter (as defined in the Assurance Escrow Agreement) from Chardan confirming that all of the conditions set forth in Section 1(a)A hereof, or all of the conditions set forth in Section 1(a)B hereof, shall have been satisfied.

7. Representations and Warranties of TipTop. TipTop represents and warrants to the other Parties as follows:

(a) Organization and Corporate Power. TipTop is duly organized, validly existing, and in good standing under the laws of the jurisdiction of its formation and has all requisite power and authority to carry on its business as presently conducted and as proposed to be conducted.

(b) Authorization. TipTop has full power and authority to enter into this Agreement and the Assurance Escrow Agreement. This Agreement and the Assurance Escrow Agreement, when executed and delivered by TipTop, shall constitute the valid and legally binding obligation of TipTop, enforceable against TipTop in accordance with their respective terms except: (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors’ rights generally; or (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

Annex A-163

(c) Governmental Consents and Filings. Assuming the accuracy of the representations and warranties made by the other Parties in this Agreement, no consent, approval, order or authorization of, or registration, qualification, designation, declaration or filing with, any federal, state or local governmental authority is required on the part of TipTop in connection with the consummation of the transactions contemplated by this Agreement and the Assurance Escrow Agreement.

(d) Compliance with Other Instruments. The execution, delivery and performance by TipTop of this Agreement and the Assurance Escrow Agreement and the consummation by TipTop of the transactions contemplated hereby and thereby will not result in any violation or default: (i) of any provisions of its certificate of incorporation or other governing documents; (ii) of any instrument, judgment, order, writ or decree to which it is a party or by which it is bound; (iii) under any note, indenture or mortgage to which it is a party or by which it is bound; (iv) under any lease, agreement, contract or purchase order to which it is a party or by which it is bound; or (v) of any provision of any federal or state statute, rule or regulation applicable to TipTop, in each case (other than clause (i)) which would have a material adverse effect on TipTop or its ability to consummate the transactions contemplated by this Agreement and the Assurance Escrow Agreement.

(e) Escrow Shares; Escrow Share Documents. TipTop owns, beneficially and of record, and has good and valid title to all of the Escrow Shares, free and clear of any Lien (other than restrictions on transfer imposed under applicable securities Laws and under this Agreement and the Assurance Escrow Agreement). The delivery of the Escrow Shares and the Escrow Share Documents (as defined in the Assurance Escrow Agreement) and the execution of the Stock Power have been duly authorized by all necessary corporate action on the part of TipTop.

(f) Deposit of Joint Written Instructions in Escrow. Concurrently with the delivery of the Escrow Shares by TipTop to the Escrow Agent, TipTop has delivered to the Escrow Agent signed copies of Joint Written Instructions (as defined in the Assurance Escrow Agreement) duly executed by TipTop. Such Joint Written Instructions to be held in escrow by the Escrow Agent and only released from escrow and acted upon by the Escrow Agent in accordance with the Assurance Escrow Agreement, upon the receipt by the Escrow Agent of a Notification Letter (as defined in the Assurance Escrow Agreement) from Chardan confirming that all of the conditions set forth in Section 1(a)A hereof, or all of the conditions set forth in Section 1(a)B hereof, shall have been satisfied.

8. General Provisions.

(a) Acknowledgement and Authorization by TipTop. TipTop hereby (i) acknowledges and agrees that the Company will be taking certain actions with respect to the Escrow Shares and the Escrow Share Documents for TipTop’s benefit pursuant to the terms hereof and the Assurance Escrow Agreement, and (ii) authorizes the Company to take such actions in accordance with the terms hereof, including the delivery of a Joint Written Instruction pursuant to the terms hereof and thereof.

(b) Notices. Any notice hereunder shall be sent in writing, addressed as specified below, and shall be deemed given: (i) if by hand or nationally recognized overnight courier service, by 5:00 PM Eastern Time on a Business Day, addressee’s day and time, on the date of delivery, and if delivered after 5:00 PM Eastern Time, on the first Business Day after such delivery; (ii) if by electronic mail or facsimile, on the date of transmission with affirmative confirmation of receipt; or (iii) three (3) Business Days after mailing by prepaid certified or registered mail, return receipt requested. Notices shall be addressed to the respective Parties as follows, or to such other address as a Party shall specify to the others in accordance with these notice provisions:

if to the Sponsor, to:

Abri Ventures I, LLC.
9663 Santa Monica Blvd., No. 1091
Beverly Hills, CA 90210
Attn: Jeffrey Tirman, Chief Executive Officer

E-mail: jtirman@abriadv.com

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with a copy (which shall not constitute notice) to:

Loeb & Loeb LLP
345 Park Ave
New York, NY 10154
Attention: Mitchell S. Nussbaum
Fax: 212.504.3013
E-mail: mnussbaum@loeb.com

If to TipTop:

TipTop Century Limited
c/o Apifiny Group Inc.
1675 Broadway, 35th floor
New York, NY 10019
Attn: Haohan Xu, Chief Executive Officer
E-mail: hoahan@apifiny.com

with a copy to (which shall not constitute notice):

Mayer Brown LLP
1221 Avenue of the Americas
New York, NY 10020
Attn: Phyllis Korff, Esq.; Andrew Noreuil, Esq.
E-mail: pkorff@mayerbrown.com; anoreuil@mayerbrown.com

if to the Company, to:

Apifiny Group Inc.
1675 Broadway, 35th floor
New York, NY 10019
Attn: Haohan Xu, Chief Executive Officer
E-mail: hoahan@apifiny.com

with a copy to (which shall not constitute notice):

Mayer Brown LLP
1221 Avenue of the Americas
New York, NY 10020
Attn: Phyllis Korff, Esq.; Andrew Noreuil, Esq.
E-mail: pkorff@mayerbrown.com; anoreuil@mayerbrown.com

(c) Survival of Representations and Warranties. All of the representations and warranties contained herein shall survive the Closing.

(d) Entire Agreement. This Agreement, together with any documents, instruments and writings that are delivered pursuant hereto or referenced herein, constitutes the entire agreement and understanding of the Parties in respect of its subject matter and supersedes all prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they relate in any way to the subject matter hereof or the transactions contemplated hereby.

(e) Successors. All of the terms, agreements, covenants, representations, warranties, and conditions of this Agreement are binding upon, and inure to the benefit of and are enforceable by, the Parties and their respective successors. Nothing in this Agreement, express or implied, is intended to confer upon any Party other than the Parties or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(f) Assignments. Except as otherwise specifically provided herein, no Party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Party.

Annex A-165

(g) Counterparts. This Agreement may be executed, by manual or electronic signature, in two or more counterparts, each of which will be deemed an original but all of which together will constitute one and the same instrument.

(h) Headings. The section headings contained in this Agreement are inserted for convenience only and will not affect in any way the meaning or interpretation of this Agreement.

(i) Governing Law. This Agreement, the entire relationship of the Parties, and any litigation between the Parties (whether grounded in contract, tort, statute, law or equity) shall be governed by, construed in accordance with, and interpreted pursuant to the laws of the State of Delaware, without giving effect to its choice of laws principles.

(j) Jurisdiction. The Parties (i) hereby irrevocably and unconditionally submit to the jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware does not have jurisdiction, a federal court sitting in Wilmington, Delaware) (or any appellate courts thereof) for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware does not have jurisdiction, a federal court sitting in Wilmington, Delaware), and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

(k) Waiver of Jury Trial. The Parties hereby waive any right to a jury trial in connection with any litigation pursuant to this Agreement and the transactions contemplated hereby.

(l) Amendments. This Agreement may not be amended, modified or waived as to any particular provision, except with the written consent of Company, TipTop and the Sponsor.

(m) Severability. The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof; provided that if any provision of this Agreement, as applied to any Party or to any circumstance, is adjudged by a governmental authority, arbitrator, or mediator not to be enforceable in accordance with its terms, the Parties agree that the governmental authority, arbitrator, or mediator making such determination will have the power to modify the provision in a manner consistent with its objectives such that it is enforceable, and/or to delete specific words or phrases, and in its reduced form, such provision will then be enforceable and will be enforced.

(n) Expenses. The Company, TipTop and the Sponsor will each bear all of their own respective costs and expenses incurred in connection with the preparation, execution and performance of this Agreement and the consummation of the transactions contemplated hereby, including all fees and expenses of agents (including transfer agents), representatives, financial advisors, legal counsel and accountants.

(o) Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties and no presumption or burden of proof will arise favoring or disfavoring any Party because of the authorship of any provision of this Agreement. Any reference to any federal, state, local, or foreign law will be deemed also to refer to such law as amended and all rules and regulations promulgated thereunder, unless the context requires otherwise. The words “include,” “includes,” and “including” will be deemed to be followed by “without limitation.” Pronouns in masculine, feminine, and neuter genders will be construed to include any other gender, and words in the singular form will be construed to include the plural and vice versa, unless the context otherwise requires. The words “this Agreement,” “herein,” “hereof,” “hereby,” “hereunder,” and words of similar import refer to this Agreement as a whole and not to any particular subdivision unless expressly so limited. The Parties intend that each representation, warranty, and covenant contained herein will have independent significance. If any Party has breached any representation, warranty, or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) which such Party has not breached will not detract from or mitigate the fact that such Party is in breach of the first representation, warranty, or covenant. References to particular sections, subsections or articles not otherwise specified are cross-references to sections, subsections and articles of this Agreement.

Annex A-166

(p) Waiver. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, may be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising because of any prior or subsequent occurrence.

(q) Confidentiality. Except as may be required by law, regulation or applicable stock exchange listing requirements, unless and until the transactions contemplated hereby and the terms hereof are publicly announced or otherwise publicly disclosed by the Company, the Parties shall keep confidential and shall not publicly disclose the existence or terms of this Agreement.

[Signature page follows]

Annex A-167

IN WITNESS WHEREOF, the undersigned have executed this Agreement to be effective as of the date first set forth above.

ABRI VENTURES I, LLC
By:
Name:	Jeffrey Tirman
Title:	Authorized Person
APIFINY GROUP INC.
By:
Name:
Title:
TipTop Century Limited
By:
Name:
Title:

[Signature Page to Assurance Agreement]

Annex A-168

Exhibit O

ASSURANCE ESCROW AGREEMENT

THIS ASSURANCE ESCROW AGREEMENT (this “Agreement”) is entered into by and among Abri Ventures I, LLC, a Delaware limited liability company (the “Sponsor”), Apifiny Group Inc., a Delaware corporation (the “Company”), TipTop Century Limited (“TipTop”), and Continental Stock Transfer & Trust Company, a New York corporation (the “Escrow Agent”).

BACKGROUND

A. Abri SPAC I, Inc., a Delaware corporation (“Parent”), the Sponsor, Abri Merger Sub, Inc., a Delaware corporation (“Merger Sub”), the Company, Erez Simha, solely in his capacity as representative, agent and attorney-in-fact of the Company Securityholders thereunder, and Sponsor, solely in its capacity as representative, agent and attorney-in-fact of the Indemnified Party thereunder, have entered into a Merger Agreement dated as of January 27, 2022 (as may be amended from time to time, the “Merger Agreement”; capitalized terms used but not defined herein shall have their respective meanings assigned to them in the Merger Agreement), pursuant to which, among other things, Merger Sub, will merge with and into the Company, after which the Company will be the surviving corporation and a wholly-owned subsidiary of Parent, and Parent shall change its name to “Apifiny Group, Inc.”, in each case, on the terms and subject to the conditions of the Merger Agreement.

B. As a condition and an inducement to Parent to enter into the Merger Agreement, Parent and the Company agreed in the Merger Agreement that they and their respective Representatives (which, in the case of the Company, includes TipTop) would use their commercially reasonable efforts, and negotiate in good faith to enter into this Assurance Escrow Agreement and the Assurance Agreement (as defined below).

C. Concurrently in connection with the execution and delivery hereof, the Sponsor, the Company and TipTop are entering into that certain Assurance Agreement (the “Assurance Agreement”).

D. Pursuant to the terms of the Assurance Agreement, Sponsor, the Company and TipTop have agreed that TipTop shall deposit, or shall cause to be deposited, the Escrow Share Documents (as defined below) with the Escrow Agent to serve as security for and a source of payment to the Sponsor under the Assurance Agreement.

E Concurrently with the execution of this Agreement, the Company, TipTop and the Sponsor have agreed to deposit a Joint Written Instruction (as defined below) in escrow with the Escrow Agent (such duly signed Joint Written Instruction deposited in escrow, the “Escrowed Joint Written Instruction”), such Escrowed Joint Written Instruction to be released from escrow and acted upon by the Escrow Agent only upon the receipt by the Escrow Agent of a Notification Letter (as defined below) from Chardan Capital Markets, LLC (“Chardan”), as provided herein.

F. The Escrow Agent has agreed to accept, hold and disburse the Escrow Shares, Escrow Share Documents and the Escrowed Joint Written Instruction in accordance with the terms of this Agreement.

NOW THEREFORE, in consideration of the foregoing and of the mutual covenants hereinafter set forth, the parties hereto agree as follows:

1.   Appointment.

(a) The Company, TipTop and the Sponsor hereby appoint the Escrow Agent to serve as escrow agent for the purposes set forth herein, and the Escrow Agent hereby accepts such appointment under the terms and conditions set forth herein.

(b) The Escrow Agent shall act only in accordance with the terms and conditions contained in this Agreement and shall have no duties or obligations with respect to the Merger Agreement and the Assurance Agreement.

2.   Escrow Shares; Escrow Share Documents.

(a) Simultaneously with the execution and delivery of this Agreement, TipTop shall deposit in escrow 6,650,000 shares of Company Class F Common Stock (the “Escrow Shares”) with the Escrow Agent. The Escrow Agent hereby acknowledges receipt of share certificate number CFCS - 5 (the “Certificate”) representing the Escrow Shares and the stock power executed in blank attached thereto (the “Stock Power” and together with the Certificate, the “Escrow Share Documents”) and shall hold the Escrow Share Documents as provided hereunder.

Annex A-169

(b) From the date hereof through the time of the release by the Escrow Agent of the Escrow Shares as provided in Section 4(a), TipTop shall retain all voting rights with respect to the Escrow Shares and shall be permitted to vote such shares in its sole discretion.

(c) From the date hereof through the time of the release of the Escrow Shares by the Escrow Agent as provided in Section 4(a), any dividends paid with respect to the Escrow Shares shall be paid to TipTop and shall not be deemed part of the escrow hereunder and shall not be delivered to the Escrow Agent. Any dividend declared with respect to the Escrow Shares with a record date that precedes the date of the release of the Escrow Shares by the Escrow Agent of the Escrow Shares as provided in Section 4(a) and a payment date after the date of such release, shall be paid to TipTop and shall not be deemed part of the escrow hereunder.

(d) In the event of any stock split, reverse stock split, stock dividend, recapitalization, reorganization, merger, consolidation, combination, exchange of shares, liquidation, spin-off or other similar change in capitalization or event, or any distribution to holders of the common stock of the Company, other than a regular cash dividend, the Escrow Shares shall be appropriately adjusted on a pro rata basis and consistent with the terms of this Agreement.

3.   Escrowed Joint Written Instruction.

(a) Concurrently with the execution and delivery of this Agreement, each of the Sponsor, the Company and TipTop has agreed to deliver the Escrowed Joint Written Instruction to the Escrow Agent to be held in escrow. The Escrow Agent hereby acknowledges receipt of the Escrowed Joint Written Instruction.

(b) The Escrow Agent agrees to hold the Escrowed Joint Written Instruction in escrow and not release or act upon the same except upon (i) the receipt a Notification Letter substantially in the form attached hereto as Exhibit D (the “Notification Letter”) from Chardan, confirming to the Escrow Agent that all of the conditions set forth in Section 4(a)(i), or all of the conditions set forth in Section 4(a)(ii), have been satisfied, and (ii) three (3) Business Days after the receipt of an Escrow Notice (as defined below) from the Sponsor notifying the Escrow Agent that all of the conditions set forth in Section 4(a)(i), or all of the conditions set forth in Section 4(a)(ii), shall have been satisfied.

(c) The Escrow Agent shall have no duty to determine whether any Notification Letter accurately describes that all of the conditions set forth in Section 4(a)(i), or all of the conditions set forth in Section 4(a)(ii), shall have been satisfied, or conforms to, or is permitted under, or by virtue of, the Assurance Agreement, but shall be entitled to assume conclusively and without inquiry that any such Notification Letter from Chardan satisfies the requirements of the Assurance Agreement, and this Agreement. The Escrow Agent shall not distribute all or a portion of the Escrow Shares except in accordance with Section 4(b).

(d) If all of the conditions set forth in Section 4(a)(i) hereof, or all of the conditions set forth in Section 4(a)(ii) hereof, are not satisfied, and/or Chardan does not deliver any such Notification Letter to the Escrow Agent, the Escrow Shares shall be automatically released from the Assurance Escrow Account to TipTop pursuant to the terms of this Agreement.

4.   Disposition and Termination.

(a) The Escrow Shares shall serve as security for and a source of payment to the Sponsor in the event of the occurrence of certain specified events the under Assurance Agreement. Claims by the Sponsor for release of the Escrow Shares (any such claim an “Escrow Claim”), may be made solely in the event that:

(i) (A) the VWAP of the shares of Parent Common Stock is lower than $10.50 per share on any single Trading Day (the “Minimum Daily VWAP Trading Price Breach”) during the period starting on and including the Trading Day immediately following the day of the distribution by Parent of the Proxy Statement to holders of Parent Common Stock, and ending on and including the Trading Day immediately preceding the Closing Date (the “VWAP Maintenance Period”), and (B) the Closing shall have occurred; or

(ii) (A) the Merger Agreement shall not have been terminated in accordance with Article X thereof; (B) the Closing shall not have occurred before or on the date on which the Closing is required to occur in accordance with Section 2.6 of the Merger Agreement (such date, the “Specified Date”); (C) no earlier than 5:00 PM Eastern Time on the Specified Date, Parent shall have given

Annex A-170

a good faith notice to the Company in accordance with Section 12.1 of the Merger Agreement stating that Parent and Merger Sub stand ready and willing to consummate the Merger during the immediately succeeding three (3) Business Day period (the “Company Closing Period”), which notice shall be an irrevocable binding commitment of Parent and Merger Sub to consummate the Merger throughout the Company Closing Period; (D) at all times during the Company Closing Period, all of the conditions set forth in Article IX of the Merger Agreement shall continue to be satisfied or shall be capable of being satisfied or waived (to the extent permitted by applicable law) if the Closing were to occur during the Company Closing Period; and (E) the Company shall have failed to consummate the Merger on or before the end of the Company Closing Period.

(iii) Notwithstanding anything to the contrary in this Section 4(a), unless all of the conditions set forth in Section 4(a)(i), or all of the conditions set forth in Section 4(a)(ii), shall have been satisfied, the Escrow Shares shall be released from the Assurance Escrow Account to TipTop pursuant to the Assurance Agreement upon the earlier to occur of (i) the Closing and (ii) the termination of the Merger Agreement in accordance with Article X thereof.

For the avoidance of doubt, Escrow Claims shall be asserted and resolved solely as set forth in the Assurance Agreement, in each case subject to the time periods and other restrictions set forth in the Assurance Agreement. The Sponsor shall notify the Company, TipTop, Chardan and the Escrow Agent in writing of the occurrence of an Escrow Claim (an “Escrow Notice”) and its calculation of the number of Escrow Shares due to the Sponsor under the Assurance Agreement. The Escrow Agent shall have no duty to determine whether any Escrow Notice accurately describes an Escrow Claim or conforms to, or is permitted under, or by virtue of, the Assurance Agreement, but shall be entitled to assume conclusively and without inquiry that any such Escrow Notice satisfies the requirements of the Assurance Agreement and this Agreement. The Escrow Agent shall not distribute all or a portion of the Escrow Shares except in accordance with Section 4(b).

(b) Within five (5) Business Days after either (i) the release of the Escrowed Joint Written Instruction from escrow, (ii) the receipt of a new joint written instruction in the form attached hereto as Exhibit A, duly signed by each of the Company, TipTop and the Sponsor (a “Joint Written Instruction”), or (iii) the receipt of a Final Order (as defined below), a copy of which shall be simultaneously provided to the Sponsor, TipTop and the Company, as applicable, the Escrow Agent shall distribute the Escrow Shares to such parties as provided in the Escrowed Joint Written Instructions, the Joint Written Instruction or Final Order, as the case may be. Any Joint Written Instruction shall contain all requisite information needed by the Escrow Agent in order to distribute the Escrow Shares in accordance with this Agreement, including names, addresses, number of shares, and any other information requested by the Escrow Agent. For the avoidance of doubt, the Escrow Agent shall make delivery of the Escrow Shares only in accordance with the Escrowed Joint Written Instructions, the Joint Written Instruction or Final Order.

(c) Except as provided by Section 4(a) or Section 4(b) above, within ten (10) Business Days after the end of the earlier to occur of (i) the Closing and (ii) the termination of the Merger Agreement in accordance with Article X thereof. (the “Release Date”), the Escrow Agent shall automatically disburse to TipTop the number of Escrow Shares left in escrow, if greater than zero, equal to (i) the number of Escrow Shares left in escrow less (ii) any Escrow Shares that are subject to an Escrow Claim with respect to which the Escrow Agent shall have received an Escrow Notice prior to the Release Date, but which remains unresolved or unsatisfied as of such date (the “Disputed Amount”). With respect to any Disputed Amounts, the Escrow Agent shall continue to hold such Escrow Shares in escrow in accordance with the terms of this Agreement until the resolution of such underlying Escrow Claims. Such Disputed Amounts, once resolved, shall be disbursed by the Escrow Agent pursuant to Section 4(b) of this Agreement.

(d) Upon the delivery of all of the Escrow Shares by the Escrow Agent in accordance with the terms of this Agreement and instructions, this Agreement shall terminate, subject to the provisions of Section 7.

(e) For the purposes of this Agreement, “Final Order” means a final and nonappealable judgment, award or order of a court of competent jurisdiction (an “Order”), which Order is delivered to the Escrow Agent accompanied by a written instruction from the Company or the Sponsor (as applicable) given to effectuate such Order and confirming that such Order is final, nonappealable and issued by a court of competent jurisdiction, and the Escrow Agent shall be entitled to conclusively rely upon any such confirmation and instruction and shall have no responsibility to review the Order to which such confirmation and instruction refers.

Annex A-171

5.   Escrow Agent.

(a) The Escrow Agent shall have only those duties as are specifically and expressly provided herein, which shall be deemed purely ministerial in nature, and no other duties shall be implied. The Escrow Agent shall neither be responsible for, nor chargeable with, knowledge of, nor have any requirements to comply with, the terms and conditions of any other agreement, instrument or document between the Company, the Sponsor, TipTop and any other person or entity, in connection herewith, including the Merger Agreement or the Assurance Agreement, nor shall the Escrow Agent be required to determine if any person or entity has complied with any such agreements, nor shall any additional obligation of the Escrow Agent be inferred from the terms of such agreements, even though reference thereto may be made in this Agreement

(b) In the event of any conflict between the terms and provisions of this Agreement with those of the Merger Agreement or the Assurance Agreement, any schedule or exhibit attached to this Agreement, or any other agreement between the Company, the Sponsor, TipTop or any other person or entity related to the Escrow Agent’s duties hereunder, the terms and conditions of this Agreement shall control.

(c) The Escrow Agent may rely upon, and shall not be liable for acting or refraining from acting upon, any written notice, document, instruction or request furnished to it hereunder and believed by it to be genuine and to have been signed or presented by the Company, TipTop or the Sponsor without inquiry and without requiring substantiating evidence of any kind. The Escrow Agent shall not be liable to any beneficiary, or other person or entity, for refraining from acting upon any instruction setting forth, claiming, containing, objecting to, or related to the transfer or distribution of the Escrow Shares, or any portion thereof, unless such instruction shall have been delivered to the Escrow Agent in accordance with Section 10 below and the Escrow Agent has been able to satisfy any applicable security procedures as may be required hereunder and as set forth in Section 11. The Escrow Agent shall be under no duty to inquire into or investigate the validity, accuracy or content of any such document, notice, instruction or request. The Escrow Agent shall have no duty to solicit any payments which may be due nor shall the Escrow Agent have any duty or obligation to confirm or verify the accuracy or correctness of any amounts deposited with it hereunder.

(d) The Escrow Agent shall not be liable for any action taken, suffered or omitted to be taken by it in good faith except to the extent that a final adjudication of a court of competent jurisdiction determines that the Escrow Agent’s fraud, gross negligence or willful misconduct was the primary cause of any loss to either the Company, TipTop, the Sponsor or any beneficiary of the Escrow Shares. The Escrow Agent may execute any of its powers and perform any of its duties hereunder directly or through affiliates or agents.

(e) The Escrow Agent may consult with counsel, accountants and other skilled persons to be selected and retained by it. The Escrow Agent shall not be liable for any action taken, suffered or omitted to be taken by it in accordance with, or in reliance upon, the advice or opinion of any such counsel, accountants or other skilled persons except to the extent that a final adjudication of a court of competent jurisdiction determines that the Escrow Agent’s fraud, gross negligence or willful misconduct was the primary cause of any loss to either the Company, TipTop, the Sponsor or any beneficiary of the Escrow Shares. In the event that the Escrow Agent shall be uncertain or believe there is some ambiguity as to its duties or rights hereunder or shall receive instructions, claims or demands from hereto which, in its opinion, conflict with any of the provisions of this Agreement, it shall be entitled to refrain from taking any action and its sole obligation shall be to keep safely all the property held in escrow until it shall be given a direction in writing which eliminates such ambiguity or uncertainty to the satisfaction of the Escrow Agent, until an Order or judgement of a court of competent jurisdiction agrees to pursue any redress or recourse in connection with any dispute without making the Escrow Agent a party to the same.

6.   Succession.

(a) The Escrow Agent may resign and be discharged from its duties or obligations hereunder by giving thirty (30) days’ advance notice in writing of such resignation to the Company, TipTop and the Sponsor, specifying a date when such resignation a date when such resignation shall take effect; provided that such resignation shall not take effect until a successor Escrow Agent has been appointed in accordance with this Section 6. If the Company, TipTop and the Sponsor have failed to appoint a successor Escrow Agent prior to the expiration of thirty (30) days following receipt of the notice of resignation, the Escrow Agent may petition any court of competent jurisdiction for the appointment of a successor Escrow Agent or for other appropriate relief, and any such resulting appointment shall be binding upon all of the parties hereto. The Escrow Agent’s sole responsibility after such thirty (30) day notice period

Annex A-172

expires shall be to hold the Escrow Shares (without any obligation to reinvest the same) and to deliver the same to a designated substitute Escrow Agent, if any, or in accordance with the directions of an Order or judgement of a court of competent jurisdiction, at which time of delivery, the Escrow Agent’s obligations hereunder shall cease and terminate, subject to the provisions of Section 8. In accordance with Section 8, the Escrow Agent shall have the right to withhold, as security, an amount of shares equal to any dollar amount due and owing to the Escrow Agent, plus any costs and expenses the Escrow Agent shall reasonably believe may be incurred by the Escrow Agent in connection with the termination of this Agreement.

(b) Any entity into which the Escrow Agent may be merged or converted or with which it may be consolidated, or any entity to which all or substantially all the escrow business may be transferred, shall be the Escrow Agent under this Agreement without further act.

7.    Compensation and Reimbursement. The Escrow Agent shall be entitled to compensation for its services under this Agreement as Escrow Agent and for reimbursement for its reasonable out-of-pocket costs and expenses, in the amounts and payable as set forth on Exhibit B. The Escrow Agent shall also be entitled to payments of any amounts to which the Escrow Agent is entitled under the indemnification provisions contained herein as set forth in Section 8. The obligations of the Company set forth in this Section 7 shall survive the resignation, replacement or removal of the Escrow Agent or the termination of this Agreement.

8.    Indemnity.

(a) The Escrow Agent shall be indemnified and held harmless by the Company from and against any expenses, including counsel fees and disbursements, or loss suffered by the Escrow Agent in connection with any action, suit or other proceeding involving any claim which in any way, directly or indirectly, arises out of or relates to this Agreement, the services of the Escrow Agent hereunder, other than expenses or losses arising from the fraud, gross negligence or willful misconduct of the Escrow Agent. Promptly after the receipt by the Escrow Agent of notice of any demand or claim or the commencement of any action, suit or proceeding, the Escrow Agent shall notify the other parties hereto in writing. In the event of the receipt of such notice, the Escrow Agent, in its sole discretion, may commence an action in any state or federal court located in New Castle County, State of Delaware.

(b) The Escrow Agent shall not be liable for any action taken or omitted by it in good faith and in the exercise of its own best judgement, and may rely conclusively and shall be protected in acting upon any order, notice, demand, certificate, opinion or advice of counsel (including counsel chosen by the Escrow Agent), statement, instrument, report or other paper or document (not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth and acceptability of any information therein contained) which is believed by the Escrow Agent to be genuine and to be signed or presented by the proper person or persons. The Escrow Agent shall not be bound by any notice or demand, or any waiver, modification, termination or rescission of this Agreement unless evidenced by a writing delivered to the Escrow Agent are affected, unless it shall have given its prior written consent thereto.

(c) This Section 8 shall survive termination of this Agreement or the resignation, replacement or removal of the Escrow Agent for any reason.

9.     Patriot Act Disclosure; Taxpayer Identification Numbers; Tax Reporting.

(a) Section 326 of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (“USA Patriot Act”) requires the Escrow Agent to implement reasonable procedures to verify the identity of any person or entity that opens a new account with it. Accordingly, each of the Company, TipTop and the Sponsor acknowledge that Section 326 of the USA PATRIOT Act and the Escrow Agent’s identity verification procedures require the Escrow Agent to obtain information which may be used to confirm the identity of the Company, TipTop, or the Sponsor, including such person or entity’s name, address and organizational documents (“identifying information”). The Company, TipTop and the Sponsor agree to provide the Escrow Agent with and consent to the Escrow Agent obtaining from third parties any such identifying information required as a condition of opening an account with or using any service provided by the Escrow Agent.

(b) Such underlying transaction does not constitute an installment sale requiring any tax reporting or withholding of imputed interest or original issue discount to the IRS or other taxing authority.

Annex A-173

10.    Notices. All communications hereunder shall be in writing and, except for Joint Written Instructions (which shall be governed by Section 11), all notices and communications hereunder shall be deemed to have been duly given and made if in writing and if (i) served by personal delivery upon the party for whom it is intended, (ii) delivered by registered or certified mail, return receipt requested, or by Federal Express or similar overnight courier, or (iii) sent by facsimile or e-mail, electronically or otherwise, to the party at the address set forth below, or such other address as may be designated in writing hereafter, in the same manner, by such party:

If to the Escrow Agent:

Continental Stock Transfer and Trust Company
One State Street — 30th Floor
New York, New York 10004
Facsimile No: +1 (212) 616-7615
Attention: Administration Department

If to TipTop:

TipTop Century Limited
c/o Apifiny Group Inc.
1675 Broadway, 35th floor
New York, NY 10019
Attn: Haohan Xu, Chief Executive Officer
E-mail: hoahan@apifiny.com

with a copy to (which shall not constitute notice):

Mayer Brown LLP
1221 Avenue of the Americas
New York, NY 10020
Attn: Phyllis Korff, Esq.; Andrew Noreuil, Esq.
E-mail: pkorff@mayerbrown.com; anoreuil@mayerbrown.com

if to the Company, to:

Apifiny Group Inc.
1675 Broadway, 35th floor
New York, NY 10019
Attn: Haohan Xu, Chief Executive Officer
E-mail: hoahan@apifiny.com

with a copy to (which shall not constitute notice):

Mayer Brown LLP
1221 Avenue of the Americas
New York, NY 10020
Attn: Phyllis Korff, Esq.; Andrew Noreuil, Esq.
E-mail: pkorff@mayerbrown.com; anoreuil@mayerbrown.com

If to the Sponsor:

Abri Ventures I, LLC.
9663 Santa Monica Blvd., No. 1091
Beverly Hills, CA 90210
Attn: Jeffrey Tirman, Managing Partner
E-mail: jtirman@abriadv.com

Annex A-174

with a copy (which shall not constitute notice) to:

Loeb & Loeb LLP
345 Park Ave
New York, NY 10154
Attention: Mitchell S. Nussbaum
Fax: +1 (212) 504-3013
E-mail: mnussbaum@loeb.com

Notwithstanding the above, in the case of communications delivered to the Escrow Agent, such communications shall be deemed to have been given on the date received by an officer of the Escrow Agent or any employee of the Escrow Agent who reports directly to any such offer at the above-referenced office. In the event that the Escrow Agent, in its sole discretion, shall determine that an emergency exists, the Escrow Agent may use such other means of communication as the Escrow Agent deems appropriate. For purposes of this Agreement, “Business Day” shall mean any day other than a Saturday, Sunday or any other day on which the Escrow Agent located at the notice address set forth above is authorized or required by law or executive order to remain closed.

11.    Security Procedures.

(a) Notwithstanding anything to the contrary as set forth in Section 10, any instructions setting forth, claiming, containing, objecting to, or in any way related to the transfer or distribution of the Escrow Shares, including any Joint Written Instruction permitted pursuant to Section 4 of this Agreement, may be given to the Escrow Agent only by confirmed facsimile or other electronic transmission (including e-mail) and no instruction for or related to the transfer or distribution of the Escrow Shares, or any portion thereof, shall be deemed delivered and effective unless the Escrow Agent actually shall have received such instruction by facsimile or other electronic transmission (including e-mail) at the number or e-mail address provided to the Company and the Sponsor by the Escrow Agent in accordance with Section 10 and as further evidenced by a confirmed transmittal to that number.

(b) In the event transfer instructions are so received by the Escrow Agent by facsimile or other electronic transmission (including e-mail), the Escrow Agent is authorized to seek confirmation of such instructions by telephone call-back to the person or persons designated on Exhibit C hereto, and the Escrow Agent may rely upon the confirmation of anyone purporting to be the person or persons so designated. The persons and telephone numbers for call-backs may be changed only in a writing actually received and acknowledged by the Escrow Agent. If the Escrow Agent is unable to contact any of the authorized representatives identified on Exhibit C, the Escrow Agent is hereby authorized both to receive written instructions from and seek confirmation of such instructions by officers of the Company (collectively, the “Senior Officers”), as the case may be, which shall include the titles of Chief Executive Officer, General Counsel, Chief Financial Officer, President of Executive Vice President, as the Escrow Agent may select. Such Senior Officer shall deliver to the Escrow Agent a fully executed incumbency certificate, and the Escrow Agent may rely upon the confirmation of anyone purporting to be any such officer.

(c) The parties hereto acknowledge that the Escrow Agent is authorized to deliver the Escrow Shares to the custodian account of a recipient of the Escrow Shares, as designated in a Joint Written Instruction.

12.    Compliance with Court Orders. In the event that any escrow property shall be attached, garnished or levied upon by any court order, or the delivery thereof shall be stayed or enjoined by an order of a court, or any order, judgement or decree shall be made or entered by any court order affecting the property deposited under this Agreement, the Escrow Agent is hereby expressly authorized, in its sole discretion, to obey and comply with all writs, orders, judgements or decrees so entered or issued, whether with or without jurisdiction, and in the event that the Escrow Agent reasonably obeys or complies with any such writ, order, judgement or decree, it shall not be liable to any of the parties hereto or to any other person, entity, firm or corporation, by reason of such compliance notwithstanding such writ, order or decree being subsequently reversed, modified, annulled, set aside or vacated.

13.    Miscellaneous.

(a) Except for changes to transfer instructions as provided in Section 11, the provisions of this Agreement may be waived, altered, amended or supplemented, in whole or in part, only by a writing signed by the Escrow Agent, the Company, TipTop, and the Sponsor.

Annex A-175

(b) Neither this Agreement nor any right or interest hereunder may be assigned in whole or in part by the Escrow Agent, the Company, TipTop or the Sponsor, except as provided in Section 6, without the prior consent of the Escrow Agent, the Company, TipTop and the Sponsor.

(c) This Agreement shall be governed by and construed under the laws of the State of Delaware. Each of the Company, TipTop, the Sponsor and the Escrow Agent irrevocably waives any objection on the grounds of venue, forum non-conveniens, or any similar grounds and irrevocably consents to service of process by mail or in any other manner permitted by applicable law and consents to the jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of the State of Delaware does not have jurisdiction, a federal court sitting in Wilmington, Delaware) (or any appellate courts thereof).

(d) To the extent that in any jurisdiction any party may now or hereafter be entitled to claim for itself or its assets, immunity from suit, execution attachment (before or after judgement), or other legal process, such party shall not claim, and it hereby irrevocably waives, such immunity.

(e) The parties hereto further hereby waive any right to a trial by jury with respect to any lawsuit or judicial proceedings arising or relating to this Agreement.

(f) No party to this Agreement is liable to any other party for losses due to, or if it is unable to perform its obligations under the terms of this Agreement because of, acts of God, fire, war, terrorism, floods, strikes, electrical outages, equipment or transmission failure, or other causes reasonably beyond its control.

(g) This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. All signatures of the parties to this Agreement may be transmitted by facsimile or other electronic transmission (including e-mail), and such facsimile or other electronic transmission (including e-mail) will, for all purposes, be deemed to be the original signature of such party whose signature it reproduces, and will be binding upon such party.

(h) If any provision of this Agreement is determined to be prohibited or unenforceable by reason of any applicable law of a jurisdiction, then such provision shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions thereof, and any such prohibition or unenforceability in such jurisdiction shall not invalidate or render unenforceable such provisions in any other jurisdiction.

(i) A person who is not a party to this Agreement shall have no right to enforce any term of this Agreement.

(j) The parties represent, warrant and covenant that each document, notice, instruction or request provided by such party to the other party shall comply with applicable laws and regulations. Where, however, the conflicting provisions of any such applicable law may be waived, they are hereby irrevocably waived by the parties hereto to the fullest extent permitted by law, to the end that this Agreement shall be enforced as written.

(k) Except as expressly provided in Section 8 above, nothing in this Agreement, whether express or implied, shall be construed to give to any person or entity other than the Escrow Agent, the Company, TipTop or the Sponsor any legal or equitable right, remedy, interest or claim under or in respect of this Agreement or the Escrow Shares escrowed hereunder.

(l) References to particular sections, subsections or articles not otherwise specified are cross-references to sections, subsections and articles of this Agreement.

[REMAINDER OF THIS PAGE INTENTIONALLY LEFT BLANK]

Annex A-176

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date set forth above.

THE COMPANY:
APIFINY GROUP, INC.
By:
Name:
Title:
TIPTOP:
TIPTOP CENTURY LIMITED
By:
Name:
Title:
SPONSOR:
ABRI VENTURES I, LLC
By:
Name:	Jeffrey Tirman
Title:	Managing Partner
ESCROW AGENT:
CONTINENTAL STOCK TRANSFER AND TRUST COMPANY
By:
Name:
Title:

[Signature page to Indemnification Escrow Agreement]

Annex A-177

EXHIBIT A

Form of Joint Written Instructions

[•]

Continental Stock Transfer and Trust Company
One State Street — 30th Floor
New York, New York 10004
Facsimile No: (212) 616-7615
Attention: [•]

RE:    Joint Written Instruction for Assurance Escrow Agreement, dated as of [____________], 2022 (the “Assurance Escrow Agreement”), by and among Apifiny Group Inc., a Delaware corporation (the “Company”), Abri Ventures I, LLC, a Delaware limited liability company (the “Sponsor”), TipTop Century Limited (“TipTop”), and Continental Stock Transfer & Trust Company, a New York corporation (the “Escrow Agent”).

Dear [•]:

Unless otherwise defined in this letter, capitalized terms used in this letter shall have the definitions ascribed to them in the Assurance Escrow Agreement.

This letter shall serve as the Joint Written Instruction of the Company, TipTop and the Sponsor pursuant to Section 4 of the Assurance Escrow Agreement.

The parties hereto hereby instruct the Escrow Agent to deliver the Escrow Shares to the following person and entity in the amounts set forth on Exhibit A hereto.

[Signature Page Follows]

Annex A-178

IN WITNESS WHEREOF, the parties hereto have executed this Joint Written Instructions on [•].

THE COMPANY:
APIFINY GROUP, INC.
By:
Name:
Title:
TIPTOP:
TIPTOP CENTURY LIMITED
By:
Name:
Title:
SPONSOR:
ABRI VENTURES I, LLC
By:
Name:	Jeffrey Tirman
Title:	Managing Partner

Annex A-179

EXHIBIT A

Name & Address	Number of Shares
Abri Ventures I, LLC. 9663 Santa Monica Blvd., No. 1091 Beverly Hills, CA 90210 Attn: Jeffrey Tirman, Managing Partner E-mail: jtirman@abriadv.com	6,650,000 shares of Company Class F Common Stock, and Stock Power

Annex A-180

EXHIBIT B

Escrow Agent Compensation

[to be inserted]

Annex A-181

EXHIBIT C

Authorized Persons

Name	Telephone Number	Signature
The Company
[_____________]	[___________]
TipTop
[_____________]	[___________]
The Sponsor
[_____________]	[____________]

Annex A-182

EXHIBIT D

Form of Notification Letter

[•]

Continental Stock Transfer and Trust Company
One State Street — 30th Floor
New York, New York 10004
Facsimile No: (212) 616-7615
Attention: [•]

RE:    Notification Letter for release of Escrowed Joint Written Instruction under the Assurance Escrow Agreement, dated as of February [__], 2022 (the “Assurance Escrow Agreement”), by and among Apifiny Group Inc., a Delaware corporation (the “Company”), Abri Ventures I, LLC, a Delaware limited liability company (the “Sponsor”), TipTop Century Limited (“TipTop”), and Continental Stock Transfer & Trust Company, a New York corporation (the “Escrow Agent”).

Dear [•]:

Unless otherwise defined in this letter, capitalized terms used in this letter shall have the definitions ascribed to them in the Assurance Escrow Agreement.

This letter shall serve as the confirmation from Chardan to the Escrow Agent, pursuant to Section 3 of the Assurance Escrow Agreement, that all of the conditions set forth in Section 4(a)(i) thereof, or all of the conditions set forth in Section 4(a)(ii) thereof, have been satisfied.

CHARDAN CAPITAL MARKETS, LLC
By:
Name:
Title:

Annex A-183

ABRI SPAC I, INC.
9663 Santa Monica Blvd., No. 1091
Los Angeles, CA 90210

January [•], 2022

Abri Ventures I, LLC
9663 Santa Monica Blvd., No. 1091
Los Angeles, CA 90210

Apifiny Group Inc.
1675 Broadway, FL 35
New York, NY 10019

Ladies and Gentlemen:

Reference is made to that certain Merger Agreement dated [•] (the “Merger Agreement”) among Apifiny Group Inc. (“Apifiny”), Abri SPAC I, Inc. (“Parent”), Abri Merger Sub, Inc. (“Abri Sub”) and Howard Steinberg, as securityholder representative, pursuant to which, Abri Sub will merge with and into Apifiny, after which Apifiny will be the surviving company and a wholly-owned subsidiary of Parent (the “Merger”) and Parent shall change its name to “Apifiny Group, Inc.”.

Pursuant to (a) a prospectus dated August 9, 2021 (the “Prospectus”) with respect to an initial public offering of Parent’s securities, Parent issued (i) 5,750,000 warrants (the “Public Warrants”) and (ii) an option for the holder of such option to purchase, among other securities, up to 345,000 warrants (the “Option Warrants”); and (b) a concurrent private placement conducted pursuant to a Private Units Purchase Agreement dated August 9, 2021, between Parent and Abri Ventures I, LLC (the “Sponsor”), Parent issued 294,598 warrants (the “Private Warrants” and together with the Public Warrants and the Option Warrants, the “Warrants”). Subject to certain restrictions as more fully described in the Prospectus, each Warrant entitles the holder to purchase one share of Parent common stock, par value $0.0001 per share (the “Common Stock”) at a price of $11.50 per share (the “Warrant Exercise Price”).

In connection with the Merger, Parent, the Sponsor and Apifiny agree and covenant that Parent will split the proceeds of the Warrant Exercise Price received at any time by Parent resulting solely from the cash exercise of any Warrant as follows:

A.     20% of the Warrant Exercise Price received in cash by Parent shall be delivered to the Sponsor in cash or immediately available funds not later than five (5) days following Parent’s receipt of the cash exercise price of any Warrant;

B.      35%1 of the Warrant Exercise Price received in cash by Parent shall be made available to the Chief Executive Officer of Parent in cash or immediately available funds not later than five (5) days following Parent’s receipt of the cash exercise price of any Warrant and the Chief Executive Officer of Parent shall have the right to pay all or any portion of such amount received to the persons that managed or controlled Apifiny immediately prior to the consummation of the transaction contemplated by the Merger Agreement, in each case, such payments to be in such amounts and to such persons as the Chief Executive Officer of Parent shall determine in such officer’s sole discretion; and

C.     Parent shall keep 45% of the Warrant Exercise Price received in cash by Parent.

____________

1       Note to Draft: LOI says 35%.

Annex A-184

Parent, the Sponsor and Apifiny acknowledge that they have had an opportunity to consult with independent legal counsel regarding the legal effect of this letter agreement and transactions contemplated herein and each of them enters into this letter agreement freely and voluntarily.

This letter agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to its choice-of-law provisions. This letter agreement may be amended or terminated or any provision hereby waived only in writing. This letter agreement may be executed in counterparts, each of which shall constitute an original, but all of which shall constitute one agreement.

By signing below, each of Parent, the Sponsor and Apifiny agrees to the transactions contemplated herein.

Very truly yours,
Jeffrey Tirman, CEO
Abri SPAC I, Inc.

Agreed and Acknowledged:
APIFINY GROUP INC.
By:	_______________________________
Name:	Haohan Xu
Title:	Chief Executive Officer
Abri Ventures I, LLC
By:	_______________________________
Name:	Jeffrey Tirman
Title:	Authorized Person

Annex A-185

Annex B

FORM OF

SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
ABRI SPAC I, INC.

[•]

Abri SPAC I, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), DOES HEREBY CERTIFY AS FOLLOWS:

1.           The name of the Corporation is “Abri SPAC I, Inc.” The original certificate of incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on March 18, 2021 (the “Original Certificate”).

2.           The Amended and Restated Certificate of Incorporation was filed with the Delaware Secretary of State on August 9, 2021 (the “First A&R Certificate”).

3.           This Second Amended and Restated Certificate of Incorporation (this “Second Amended and Restated Certificate”), which restates and amends the provisions of the First A&R Certificate, was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, as amended from time to time (the “DGCL”).

4.           This Second Amended and Restated Certificate shall become effective on the date of filing with the Secretary of State of Delaware.

5.           The text of the First A&R Certificate is hereby restated and amended in its entirety to read as follows:

ARTICLE I
NAME

The name of the corporation is Apifiny Group Inc. (the “Corporation”).

ARTICLE II
PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE III
REGISTERED AGENT

The address of the Corporation’s registered office in the State of Delaware is 3411 Silverside Road, Tatnall Building #104, in the City of Wilmington, County of New Castle, State of Delaware, 19810, and the name of the Corporation’s registered agent at such address is Corporate Creations Network Inc.

ARTICLE IV
CAPITALIZATION

Section 4.1               Authorized Capital Stock. The total number of shares of all classes of capital stock which the Corporation is authorized to issue is 300,000,000 shares, consisting of (a) 200,000,000 shares of common stock, par value $0.0001 per share (the “Common Stock”) and (b) 100,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”).

Section 4.2               Preferred Stock.

(a)         Series. The Board of Directors of the Corporation (the “Board”) is hereby expressly authorized to provide out of the unissued shares of the Preferred Stock for one or more series of Preferred Stock and

Annex B-1

to establish from time to time the number of shares to be included in each such series and to fix the voting rights, if any, designations, powers, preferences and relative, participating, optional, special and other rights, if any, of each such series and any qualifications, limitations and restrictions thereof, as shall be stated in the resolution or resolutions adopted by the Board providing for the issuance of such other series and included in a certificate of designation (a “Preferred Stock Designation”) filed pursuant to the DGCL, and the Board is hereby expressly vested with the authority to the full extent provided by law, now or hereafter, to adopt any such resolution or resolutions.

Section 4.3               Common Stock.

(a)         Voting.

(i)          Except as otherwise required by law or other provisions of this Second Amended and Restated Certificate, the holders of shares of Common Stock shall be entitled to one vote for each such share on each matter properly submitted to the stockholders of the Corporation on which the holders of the shares of Common Stock are entitled to vote.

(ii)         Except as otherwise required by law or other provisions of this Second Amended and Restated Certificate, at any annual or special meeting of the stockholders of the Corporation, the holders of the shares of Common Stock shall have the right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders of the Corporation. Notwithstanding the foregoing, except as otherwise required by law or this Second Amended and Restated Certificate, the holders of the shares of Common Stock shall not be entitled to vote on any amendment to this Second Amended and Restated Certificate that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series of Preferred Stock are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Second Amended and Restated Certificate or the DGCL.

(b)         Dividends. Subject to applicable law and the rights, if any, of the holders of any outstanding series of the Preferred Stock, the holders of the shares of Common Stock shall be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of the Corporation) when, as and if declared thereon by the Board from time to time out of any assets or funds of the Corporation legally available therefor and shall share equally on a per share basis in such dividends and distributions.

(c)         Liquidation, Dissolution or Winding Up of the Corporation. Subject to applicable law, the rights, if any, of the holders of any outstanding series of the Preferred Stock, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, the holders of the shares of Common Stock shall be entitled to receive all the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of Common Stock held by them.

Section 4.4               Rights and Options. The Corporation has the authority to create and issue rights, warrants and options entitling the holders thereof to acquire from the Corporation any shares of its capital stock of any class or classes, with such rights, warrants and options to be evidenced by or in instrument(s) approved by the Board. The Board is empowered to set the exercise price, duration, times for exercise and other terms and conditions of such rights, warrants or options; provided, however, that the consideration to be received for any shares of capital stock issuable upon exercise thereof may not be less than the par value thereof.

ARTICLE V
BOARD OF DIRECTORS

Section 5.1               Board Powers. The business and affairs of the Corporation shall be managed by, or under the direction of, the Board. In addition to the powers and authority expressly conferred upon the Board by statute, this Second Amended and Restated Certificate or the Bylaws of the Corporation (“Bylaws”), the Board is hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the DGCL, this Second Amended and Restated Certificate, and any Bylaws adopted by the stockholders of the Corporation; provided, however, that no Bylaws hereafter adopted by the stockholders of the Corporation shall invalidate any prior act of the Board that would have been valid if such Bylaws had not been adopted.

Annex B-2

Section 5.2               Number, Election and Term.

(a)         The number of directors of the Corporation, other than those who may be elected by the holders of one or more series of the Preferred Stock voting separately by class or series, shall be fixed from time to time exclusively by the Board pursuant to a resolution adopted by the Board.

(b)         Each director of the Corporation shall serve for a term expiring at the next annual meeting of stockholders following such director’s appointment or election and until such director’s successor is duly elected and qualified, or until such director’s earlier death, resignation, disqualification or removal. Subject to the rights of the holders of one or more series of Preferred Stock, voting separately by class or series, to elect directors pursuant to the terms of one or more series of Preferred Stock, the election of directors shall be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon.

(c)         No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

(d)         Unless and except to the extent that the Bylaws shall so require, the election of directors need not be by written ballot. The holders of shares of Common Stock shall not have cumulative voting rights with respect to any election of directors.

Section 5.3               Newly Created Directorships and Vacancies. Subject to Section 5.5 hereof, newly created directorships resulting from an increase in the number of directors and any vacancies on the Board resulting from death, resignation, retirement, disqualification, removal or other cause may be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum, or by a sole remaining director (and not by stockholders), and any director so chosen shall hold office for the remainder of the full term in which the vacancy occurred and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.

Section 5.4               Removal. Subject to Section 5.5 hereof, any director may be removed from office without cause but only by the affirmative vote of the holders of not less than a majority of the outstanding stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

Section 5.5               Preferred Stock—Directors. Notwithstanding any other provision of this Article V, and except as otherwise required by law, whenever the holders of one or more series of the Preferred Stock shall have the right, voting separately by class or series, to elect one or more directors, the term of office, the filling of vacancies, the removal from office and other features of such directorships shall be governed by the terms of such series of the Preferred Stock as set forth in this Second Amended and Restated Certificate.

ARTICLE VI
BYLAWS

In furtherance and not in limitation of the powers conferred upon it by law, the Board is expressly authorized to adopt, amend, alter or repeal the Bylaws. The Bylaws also may be adopted, amended, altered or repealed by the stockholders of the Corporation; provided, however, that in addition to any vote of the holders of any class or series of capital stock of the Corporation required by law or by this Second Amended and Restated Certificate, the affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders of the Corporation to adopt, amend, alter or repeal the Bylaws; and provided, further, however, that no Bylaws hereafter adopted by the stockholders of the Corporation shall invalidate any prior act of the Board that would have been valid if such Bylaws had not been adopted.

ARTICLE VII
SPECIAL MEETINGS OF STOCKHOLDERS; ACTION BY WRITTEN CONSENT

Section 7.1               Special Meetings. Subject to the rights, if any, of the holders of any outstanding series of the Preferred Stock, and to the requirements of applicable law, special meetings of stockholders of the Corporation may be called only by the Chairman of the Board, the Chief Executive Officer of the Corporation or the Board pursuant

Annex B-3

to a resolution adopted by the Board, and the ability of the stockholders of the Corporation to call a special meeting is hereby specifically denied. Except as provided in the foregoing sentence, special meetings of stockholders of the Corporation may not be called by any other person or persons.

Section 7.2               Advance Notice. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws.

Section 7.3               Action by Written Consent. Except as otherwise expressly provided by the terms of any series of Preferred Stock permitting the holders of such series of Preferred Stock to act by written consent, any action required or permitted to be taken by stockholders of the Corporation must be effected at a duly called annual or special meeting of the stockholders and may not be effected by written consent in lieu of a meeting.

ARTICLE VIII
LIMITED LIABILITY; INDEMNIFICATION

Section 8.1               Limitation of Director Liability. A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or may hereafter be amended unless a director violated his or her duty of loyalty to the Corporation or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived improper personal benefit from its actions as a director. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

Section 8.2               Indemnification and Advancement of Expenses.

(a)         To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”) by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred by such indemnitee in connection with such proceeding. The Corporation shall to the fullest extent not prohibited by applicable law pay the expenses (including attorneys’ fees) incurred by an indemnitee in defending or otherwise participating in any proceeding in advance of its final disposition; provided, however, that, to the extent required by applicable law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking, by or on behalf of the indemnitee, to repay all amounts so advanced if it shall ultimately be determined that the indemnitee is not entitled to be indemnified under this Section 8.2 or otherwise. The rights to indemnification and advancement of expenses conferred by this Section 8.2 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators. Notwithstanding the foregoing provisions of this Section 8.2(a), except for proceedings to enforce rights to indemnification and advancement of expenses, the Corporation shall indemnify and advance expenses to an indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board.

(b)         The rights to indemnification and advancement of expenses conferred on any indemnitee by this Section 8.2 shall not be exclusive of any other rights that any indemnitee may have or hereafter acquire under law, this Second Amended and Restated Certificate, the Bylaws, an agreement, vote of stockholders or disinterested directors, or otherwise.

Annex B-4

(c)         Any repeal or amendment of this Section 8.2 by the stockholders of the Corporation or by changes in law, or the adoption of any other provision of this Second Amended and Restated Certificate inconsistent with this Section 8.2, shall, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to provide broader indemnification rights on a retroactive basis than permitted prior thereto), and shall not in any way diminish or adversely affect any right or protection existing at the time of such repeal or amendment or adoption of such inconsistent provision in respect of any proceeding (regardless of when such proceeding is first threatened, commenced or completed) arising out of, or related to, any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision.

(d)         This Section 8.2 shall not limit the right of the Corporation, to the extent and in the manner authorized or permitted by law, to indemnify and to advance expenses to persons other than indemnitees.

ARTICLE IX
CORPORATE OPPORTUNITY

The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An “Excluded Opportunity” is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, any director of the Corporation who is not an employee or officer of the Corporation or any of its subsidiaries (a “Covered Person”), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person’s capacity as a director of the Corporation.

ARTICLE X
ANTITAKEOVER

The Corporation expressly elects not to be governed by Section 203 of the DGCL.

ARTICLE XI
AMENDMENT OF SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Second Amended and Restated Certificate of Incorporation (including any rights, preferences or other designations of Preferred Stock), in the manner now or hereafter prescribed by this Second Amended and Restated Certificate of Incorporation and the DGCL; and all rights, preferences and privileges herein conferred upon stockholders by and pursuant to this Second Amended and Restated Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this Article IX. Notwithstanding any other provision of this Second Amended and Restated Certificate of Incorporation, and in addition to any other vote that may be required by law or the terms of any series of Preferred Stock, the affirmative vote of the holders of at least 66 2/3% of the voting power of all then outstanding shares of capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend, alter or repeal, or adopt any provision as part of this Certificate of Incorporation inconsistent with the purpose and intent of, Article V, Article VI, Article VII or this Article XI (including, without limitation, any such Article as renumbered as a result of any amendment, alteration, change, repeal or adoption of any other Article).

ARTICLE XII
Exclusive forum for certain lawsuits

Section 12.1             Forum. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the DGCL or this Second Amended and Restated Certificate or the Bylaws, or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed

Annex B-5

by the internal affairs doctrine and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel except any action (A) as to which the Court of Chancery in the State of Delaware determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), (B) which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, (C) for which the Court of Chancery does not have subject matter jurisdiction, or (D) any action arising under the Securities Act of 1933, as amended, as to which the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction. Notwithstanding the foregoing, the provisions of this Section 12.1 will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Section 12.2             Consent to Jurisdiction. If any action the subject matter of which is within the scope of Section 12.1 immediately above is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce Section 12.1 immediately above (an “FSC Enforcement Action”) and (ii) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

ARTICLE XIII
Severability

If any provision or provisions (or any part thereof) of this Second Amended and Restated Certificate shall be held to be invalid, illegal or unenforceable as applied to any person, entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Second Amended and Restated Certificate (including, without limitation, each portion of any paragraph of this Second Amended and Restated Certificate containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby, and (ii) the provisions of this Second Amended and Restated Certificate (including, without limitation, each portion of any paragraph of this Second Amended and Restated Certificate containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service or for the benefit of the Corporation to the fullest extent permitted by law.

[Signature page follows.]

Annex B-6

IN WITNESS WHEREOF, Abri SPAC I, Inc. has caused this Second Amended and Restated Certificate to be duly executed and acknowledged in its name and on its behalf by an authorized officer as of the date first set forth above.

Abri SPAC I, Inc.
By:
Name:
Title:

Signature Page to Second Amended and Restated Certificate of Incorporation

Annex B-7

Annex B-1

CERTIFICATE OF DESIGNATION OF PREFERENCES AND RIGHTS OF
THE PREFERRED STOCK OF

Apifiny Group Inc.

a Delaware corporation

Pursuant to Section 151 of the General Corporation Law of the State of Delaware, the undersigned Chief Executive Officer of Abri SPAC I, Inc. (the “Corporation”), a corporation organized and existing under the laws of the State of Delaware, does hereby file this Certificate of Designation of Preferences and Rights of Preferred Stock (this “Certificate of Designation”) and DOES HEREBY CERTIFY that pursuant to the authority contained in the Corporation’s Second Amended and Restated Certificate of Incorporation, and pursuant to Section 151 of the General Corporation Law of the State of Delaware and in accordance with the provisions of the resolution creating a series of the class of the Corporation’s authorized Preferred Stock designated as Series A Preferred Stock, as follows:

FIRST: The Second Amended and Restated Certificate of Incorporation of the Corporation authorizes the issuance by the Corporation of 200,000,000 shares of Class A Company Common Stock, $0.0001 par value per share (the “Common Stock”) and 100,000,000 shares of preferred stock, par value $0.0001 per share (the “Preferred Stock”), and, further, authorizes the Board of Directors of the Corporation, by resolution or resolutions, at any time and from time to time, to divide and establish any or all of the unissued shares of Preferred Stock not then allocated to any series into one or more series and, without limiting the generality of the foregoing, to fix and determine the designation of each such share, the number of shares which shall constitute such series and certain preferences, limitations and relative rights of the shares of each series so established.

SECOND: By unanimous written consent of the Board of Directors of the Corporation dated [•], 2022, the Board of Directors designated [•] shares of the Preferred Stock as Series A Preferred Stock, par value $0.0001 per share, pursuant to a resolution providing that a series of preferred stock of the Corporation be and hereby is created, and that the designation and number of shares thereof and the voting and other powers, preferences and relative, participating, optional or other rights of the shares of such series and the qualifications, limitations and restrictions thereof are as follows:

SERIES A PREFERRED STOCK

Section 1.01        Powers and Rights of Series A Preferred Stock. There is hereby designated a class of Preferred Stock of the Corporation as the Series A Preferred Stock, par value $0.0001 per share of the Corporation (the “Series A Preferred Stock”). The number of shares, powers, terms, conditions, designations, preferences and privileges, relative, participating, optional and other special rights, and qualifications, limitations and restrictions, if any, of the Preferred Stock shall be as set forth in this Certificate of Designation. For purposes hereof, each holder of the share of Series A Preferred Stock shall be referred to as a “Series A Holder” and collectively, “Series A Holders.”

(a)  Number. The number of authorized shares of the Preferred Stock is [•] shares.

(b)  Vote. Each Series A Series A Holder shall be entitled to nine (9) votes for each share of Series A Preferred Stock held as of the applicable date on any matter that is submitted to a vote or for consent of the stockholders of the Corporation. Series A Holders shall vote on any matter submitted to the holders of the Common Stock or any class thereof for a vote, and shall vote together with the Common Stock, or any class thereof, as applicable, as one class on such matter for as long as any shares of Series A Preferred Stock are issued and outstanding. Series A Holders shall not have the right to vote on any matter as to which solely another holder of a class of Preferred Stock of the Corporation is entitled to vote pursuant to the Preferred Stock Designation of such other class of Preferred Stock of the Corporation.

(c)  No Dividends. Series A Holders shall not be entitled to receive any dividends paid on any other class of stock of the Corporation.

(d)  No Preferences upon Liquidation. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntarily or involuntarily, a merger or consolidation of the Corporation wherein the Corporation is not the surviving entity, or a sale of all or substantially all of the assets of

Annex B-1-1

the Corporation, the Series A Holders shall not be entitled to receive any distribution of any of the assets or surplus funds of the Corporation and shall not participate with the Common Stock or any other class of stock of the Corporation therein.

(e)  No Participation. The Series A Holders shall not participate in any distributions or payments to the holders of the Common Stock or any other class of stock of the Corporation.

(f)   No Conversion. The Series A Preferred Stock shall not be convertible into shares of any other class of stock of the Corporation.

(g)  Amendment. The Corporation may not, and shall not, amend this Certificate of Designation without the prior written consent of Series A Holders to whom the shares of Series A Preferred Stock were originally issued holding a majority of the issued and outstanding shares of Series A Preferred Stock, voting separately as a single class, in person or by proxy, either in writing without a meeting or at an annual or a special meeting of the stockholders of the Corporation and with each Series A Holder having one vote on such matter for each share of Series A Preferred Stock held as of the applicable date on any matter that is submitted to a vote or for consent of the stockholders of the Corporation, including by merger, consolidation or otherwise, and any such act or transaction entered into without such vote or consent shall be null and void ab initio, and of no force or effect.

(h)  Protective Provisions. In addition to any other rights and restrictions provided under applicable law, the Corporation may not, and shall not, amend or repeal any provision of, or add any provision to, this Second Amended and Restated Certificate if such action would adversely alter or change the preferences, rights, privileges or powers of, or restrictions provided for the benefit of, the Series A Holders, as provided in this Second Amended and Restated Certificate, without the prior written consent of Series A Holders holding a majority of the issued and outstanding shares of Series A Preferred Stock, voting separately as a single class, in person or by proxy, either in writing without a meeting or at an annual or a special meeting of the stockholders of the Corporation and with each share of Series A Preferred Stock held by a Series A Holder as of the applicable date having one vote on any matter that is submitted to a vote or for consent of the stockholders of the Corporation, including by merger, consolidation or otherwise, and any such act or transaction entered into without such vote or consent shall be null and void ab initio and of no force or effect.

(i)   Restriction on Transfer. Notwithstanding any provision in this Certificate of Designation or the Second Amended and Restated Certificate of Incorporation of the Corporation to the contrary, no shares of Series A Preferred Stock shall be sold, transferred, conveyed, assigned, hypothecated, or otherwise disposed to any person or entity other than to any other person directly or indirectly controlling, controlled by or under common control with such person (an “Affiliate”) of the Series A Holders, whether or not for value or whether voluntary or involuntary or by operation of law (collectively, a “Transfer”). The definition of “Transfer” shall also include, without limitation, a transfer of a share of Series A Preferred Stock to a broker or other nominee regardless of whether or not there is a corresponding change in beneficial ownership), or the transfer of, or entering into a binding agreement with respect to, Voting Control over a share of Series A Preferred Stock by proxy or otherwise; Any Transfer of the Series A Preferred Stock not consistent with this Section 1.01(i) shall be null and void ab initio and of no force or effect. For purposes of this Section 1.01(i), “Voting Control” with respect to a share of Series A Preferred Stock shall mean the power (whether exclusive or shared) to vote or direct the voting of such share of Series A Preferred Stock by proxy, voting agreement or otherwise.

(j)   Adjustment. In the event of any reverse or forward split of the Common Stock, the Series A Preferred Stock shall be adjusted automatically using a ratio of one Common Stock to one Series A Preferred Stock. By way of example and not limitation, in the event of a two-for-one reverse split of the Common Stock, whereby each share of Common Stock is converted into one half of a share of Common Stock, each share of Series A Preferred Stock will automatically become one half (1/2) of a share of Series A Preferred Stock. By way of further example and not limitation, in the event of a two-for-one forward split of the Common Stock, whereby each share of Common Stock is converted into two shares of Common Stock, each share of Series A Preferred Stock will automatically become two (2) shares of Series A Preferred Stock. In the event there is an insufficient

Annex B-1-2

number of authorized shares of Preferred Stock to issue the applicable number of shares of Series A Preferred Stock pursuant to the first sentence of this Section 1.01(j), the Board of Directors of the Corporation will take such action as is necessary and advisable to amend the Second Amended and Restated Certificate of Incorporation of the Corporation to increase the number of authorized shares of Preferred Stock to allow for the issuance of the applicable number of shares of Series A Preferred Stock in connection with such stock split, including but not limited to submitting such amendment to the stockholders of the Corporation for approval.

(k)  Retirement. In the event of any Transfer of any shares of Common Stock held by a Series A Holder, however and whenever obtained, the number of shares of Series A Preferred Stock held by such Series A Holder equivalent to the same number of shares of Common Stock so Transferred shall be automatically retired without cost to the Corporation. By way of example and not limitation, in the event that a Series A Holder which holds one hundred (100) shares of Common Stock and one hundred (100) shares of Series A Preferred Stock, subsequently sells ten (10) shares of the Common Stock, a corresponding ten (10) shares of Series A Preferred Stock of such Series A Holder will be automatically retired and will not be eligible to be reissued by the Corporation, and such Series A Holder will not be entitled to any compensation from the Corporation for the number of shares of Series A Preferred Stock so retired.

Section 1.02        Miscellaneous.

(a)  Legend. Any certificates representing the Series A Preferred Stock shall bear a restrictive legend in substantially the following form (and a stop transfer order may be placed against Transfer of such stock certificates):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE OFFERED FOR SALE, SOLD, DELIVERED AFTER SALE, TRANSFERRED, PLEDGED, OR HYPOTHECATED TO ANY PERSON OR ENTITY OTHER THAN THE AFFILIATES OF THE SERIES A HOLDERS (AS DEFINED IN THE CORPORATION’S SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION). ANY TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS FURTHER SUBJECT TO OTHER RESTRICTIONS, TERMS AND CONDITIONS WHICH ARE SET FORTH HEREIN.

IN THE EVENT OF ANY SALE, TRANSFER, RETIREMENT OR OTHER DISPOSITION OF ANY SHARES OF COMMON STOCK HELD BY A SERIES A HOLDER, HOWEVER AND WHENEVER OBTAINED, THE SECURITIES REPRESENTED BY THIS CERTIFICATE SHALL BE AUTOMATICALLY RETIRED EQUIVALENT TO THE SAME NUMBER OF SHARES OF COMMON STOCK SO SOLD, TRANSFERRED, RETIRED OR DISPOSED, WITHOUT COST TO THE CORPORATION.

(b)  Lost or Mutilated Preferred Stock Certificate. If the certificate for the Series A Preferred Stock held by the Holder shall be mutilated, lost, stolen or destroyed, the Corporation shall execute and deliver, in exchange and substitution for and upon cancellation of a mutilated certificate, or in lieu of or in substitution for a lost, stolen or destroyed certificate, a new certificate for the shares of Series A Preferred Stock so mutilated, lost, stolen or destroyed but only upon receipt of evidence of such loss, theft or destruction of such certificate, and of the ownership hereof, and indemnity, if requested, all reasonably satisfactory to the Corporation.

(c)  Interpretation. If any Series A Holder shall commence an action or proceeding to enforce any provisions of this Certificate of Designation, then the prevailing party in such action or proceeding shall be reimbursed by the other party for its attorney’s fees and other costs and expenses incurred with the investigation, preparation and prosecution of such action or proceeding.

(d)  Waiver. Any waiver by the Corporation or Series A Holder of a breach of any provision of this Certificate of Designation shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this Certificate of Designation. The failure of the Corporation or any Series A Holder to insist upon strict adherence to any term of this

Annex B-1-3

Certificate of Designation on one or more occasions shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Certificate of Designation. Any waiver must be in writing.

(e)  Severability. If any provision of this Certificate of Designation is invalid, illegal or unenforceable, the balance of this Certificate of Designation shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder violates applicable laws governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum permitted rate of interest.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

Annex B-1-4

IN WITNESS WHEREOF, Apifiny Group Inc. has caused this Certificate of Designation to be signed by a duly authorized officer on this [•]st day of [•], 2022.

Apifiny Group Inc.
Name:	Haohan Xu
Title:	Chief Executive Officer

Annex B-1-5

Annex C

AMENDED AND RESTATED BYLAWS
OF
Apifiny Group, Inc.
(THE “CORPORATION”)

ARTICLE I
OFFICES

Section 1.1 Registered Office. The registered office of the Corporation within the State of Delaware shall be located at either (a) the principal place of business of the Corporation in the State of Delaware or (b) the office of the corporation or individual acting as the Corporation’s registered agent in Delaware.

Section 1.2 Additional Offices. The Corporation may, in addition to its registered office in the State of Delaware, have such other offices and places of business, both within and outside the State of Delaware, as the Board of Directors of the Corporation (the “Board”) may from time to time determine or as the business and affairs of the Corporation may require.

ARTICLE II
STOCKHOLDERS

Section 2.1 Annual Meetings. The annual meeting of stockholders shall be held at such place, either within or without the State of Delaware and time and on such date as shall be determined by the Board and stated in the notice of the meeting; provided, that the Board may in its sole discretion determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication pursuant to Section 9.5(a). At each annual meeting, the stockholders entitled to vote on such matters shall elect those directors of the Corporation to fill any term of a directorship that expires on the date of such annual meeting and may transact any other business as may properly be brought before the meeting.

Section 2.2 Special Meetings. Subject to the rights, if any, of the holders of any outstanding series of the Preferred Stock, and to the requirements of applicable law, special meetings of stockholders of the Corporation may be called only by the Chairman of the Board, the Chief Executive Officer of the Corporation or the Board pursuant to a resolution adopted by the Board, and the ability of the stockholders of the Corporation to call a special meeting is hereby specifically denied. Except as provided in the foregoing sentence, special meetings of stockholders of the Corporation may not be called by any other person or persons. Special meetings of stockholders shall be held at such place, either within or without the State of Delaware, and at such and time and on such date as shall be determined by the Board and stated in the Corporation’s notice of the meeting; provided, that the Board may in its sole discretion determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication pursuant to Section 9.5(a).

Section 2.3 Notices. Written notice of each stockholders meeting stating the place, if any, date, and time of the meeting, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting and the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, shall be given in the manner permitted by Section 9.3 to each stockholder entitled to vote thereat as of the record date for determining the stockholders entitled to notice of the meeting, by the Corporation not less than 10 nor more than 60 days before the date of the meeting unless otherwise required by the General Corporation Law of the State of Delaware (the “DGCL”). If said notice is for a stockholders meeting other than an annual meeting, it shall in addition state the purpose or purposes for which the meeting is called, and the business transacted at such meeting shall be limited to the matters so stated in the Corporation’s notice of meeting (or any supplement thereto). Any meeting of stockholders as to which notice has been given may be postponed, and any meeting of stockholders as to which notice has been given may be cancelled, by the Board upon public announcement (as defined in Section 2.7(c)) given before the date previously scheduled for such meeting.

Section 2.4 Quorum. Except as otherwise provided by applicable law, the Corporation’s Second Amended and Restated Certificate of Incorporation, as the same may be amended or restated from time to time (the “Certificate of Incorporation”) or these Bylaws, the presence, in person or by proxy, at a stockholders meeting of the holders of shares of outstanding capital stock of the Corporation representing a majority of the voting power of all outstanding

Annex C-1

shares of capital stock of the Corporation entitled to vote at such meeting shall constitute a quorum for the transaction of business at such meeting, except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series shall constitute a quorum of such class or series for the transaction of such business. If a quorum shall not be present or represented by proxy at any meeting of the stockholders of the Corporation, the chairman of the meeting may adjourn the meeting from time to time in the manner provided in Section 2.6 until a quorum shall attend. The stockholders present at a duly convened meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Shares of its own stock belonging to the Corporation or to another corporation, if a majority of the voting power of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation or any such other corporation to vote shares held by it in a fiduciary capacity.

Section 2.5 Voting of Shares.

(a) Voting Lists. The Secretary of the Corporation (the “Secretary”) shall prepare, or shall cause the officer or agent who has charge of the stock ledger of the Corporation to prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders of record entitled to vote at such meeting; provided, however, that if the record date for determining the stockholders entitled to vote is less than 10 days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date, arranged in alphabetical order and showing the address and the number and class of shares registered in the name of each stockholder. Nothing contained in this Section 2.5(a) shall require the Corporation to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours for a period of at least 10 days prior to the meeting: (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then the list shall be produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present. If a meeting of stockholders is to be held solely by means of remote communication as permitted by Section 9.5(a), the list shall be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of meeting. The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list required by this Section 2.5(a) or to vote in person or by proxy at any meeting of stockholders.

(b) Manner of Voting. At any stockholders meeting, every stockholder entitled to vote may vote in person or by proxy. If authorized by the Board, the voting by stockholders or proxy holders at any meeting conducted by remote communication may be effected by a ballot submitted by electronic transmission (as defined in Section 9.3), provided, that any such electronic transmission must either set forth or be submitted with information from which the Corporation can determine that the electronic transmission was authorized by the stockholder or proxy holder. The Board, in its discretion, or the chairman of the meeting of stockholders, in such person’s discretion, may require that any votes cast at such meeting shall be cast by written ballot.

(c) Proxies. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. Proxies need not be filed with the Secretary until the meeting is called to order, but shall be filed with the Secretary before being voted. Without limiting the manner in which a stockholder may authorize another person or persons to act for such stockholder as proxy, either of the following shall constitute a valid means by which a stockholder may grant such authority. No stockholder shall have cumulative voting rights.

(i) A stockholder may execute a writing authorizing another person or persons to act for such stockholder as proxy. Execution may be accomplished by the stockholder or such stockholder’s authorized officer, director, employee or agent signing such writing or causing such person’s signature to be affixed to such writing by any reasonable means, including, but not limited to, by facsimile signature.

Annex C-2

(ii) A stockholder may authorize another person or persons to act for such stockholder as proxy by transmitting or authorizing the transmission of an electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided, that any such electronic transmission must either set forth or be submitted with information from which it can be determined that the electronic transmission was authorized by the stockholder. Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission authorizing another person or persons to act as proxy for a stockholder may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used; provided, that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

(d) Required Vote. Subject to the rights of the holders of one or more series of Preferred Stock, voting separately by class or series, to elect directors pursuant to the terms of one or more series of Preferred Stock, at all meetings of stockholders at which a quorum is present, the election of directors shall be determined by a plurality of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon. All other matters presented to the stockholders at a meeting at which a quorum is present shall be determined by the vote of a majority of the votes cast by the stockholders present in person or represented by proxy at the meeting and entitled to vote thereon, unless the matter is one upon which, by applicable law, the Certificate of Incorporation, these Bylaws or applicable stock exchange rules, a different vote is required, in which case such provision shall govern and control the decision of such matter.

(e) Inspectors of Election. The Board may, and shall if required by law, in advance of any meeting of stockholders, designate one or more persons as inspectors of election, who may be employees of the Corporation or otherwise serve the Corporation in other capacities, to act at such meeting of stockholders or any adjournment thereof and to make a written report thereof. The Board may appoint one or more persons as alternate inspectors to replace any inspector who fails to act. If no inspectors of election or alternates are appointed by the Board, the chairman of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before discharging his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. The inspectors shall ascertain and report the number of outstanding shares and the voting power of each; determine the number of shares present in person or represented by proxy at the meeting and the validity of proxies and ballots; count all votes and ballots and report the results; determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors; and certify their determination of the number of shares represented at the meeting and their count of all votes and ballots. No person who is a candidate for an office at an election may serve as an inspector at such election. Each report of an inspector shall be in writing and signed by the inspector or by a majority of them if there is more than one inspector acting at such meeting. If there is more than one inspector, the report of a majority shall be the report of the inspectors.

Section 2.6 Adjournments. Any meeting of stockholders, annual or special, may be adjourned by the chairman of the meeting, from time to time, whether or not there is a quorum, to reconvene at the same or some other place. Notice need not be given of any such adjourned meeting if the date, time, and place, if any, thereof, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken. At the adjourned meeting the stockholders, or the holders of any class or series of stock entitled to vote separately as a class, as the case may be, may transact any business that might have been transacted at the original meeting. If the adjournment is for more than 30 days, notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix a new record date for notice of such adjourned meeting in accordance with Section 9.2, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of such adjourned meeting.

Section 2.7 Advance Notice for Business.

(a) Annual Meetings of Stockholders. No business may be transacted at an annual meeting of stockholders, other than business that is either (i) specified in the Corporation’s notice of meeting (or any supplement thereto) given by or at the direction of the Board, (ii) otherwise properly brought before the annual meeting by or at the direction of the Board or (iii) otherwise properly brought before the annual meeting by any stockholder of the Corporation (x) who is a

Annex C-3

stockholder of record entitled to vote at such annual meeting on the date of the giving of the notice provided for in this Section 2.7(a) and on the record date for the determination of stockholders entitled to vote at such annual meeting and (y) who complies with the notice procedures set forth in this Section 2.7(a). Notwithstanding anything in this Section 2.7(a) to the contrary, only persons nominated for election as a director to fill any term of a directorship that expires on the date of the annual meeting pursuant to Section 3.2 will be considered for election at such meeting.

(i) In addition to any other applicable requirements, for business (other than nominations) to be properly brought before an annual meeting by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary and such business must otherwise be a proper matter for stockholder action. Subject to Section 2.7(a)(iii), a stockholder’s notice to the Secretary with respect to such business, to be timely, must be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder to be timely must be so received not earlier than the opening of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting is first made by the Corporation. The public announcement of an adjournment of an annual meeting shall not commence a new time period for the giving of a stockholder’s notice as described in this Section 2.7(a).

(ii) To be in proper written form, a stockholder’s notice to the Secretary with respect to any business (other than nominations) must set forth as to each such matter such stockholder proposes to bring before the annual meeting (A) a brief description of the business desired to be brought before the annual meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event such business includes a proposal to amend these Bylaws, the language of the proposed amendment) and the reasons for conducting such business at the annual meeting, (B) the name and record address of such stockholder and the name and address of the beneficial owner, if any, on whose behalf the proposal is made, (C) the class or series and number of shares of capital stock of the Corporation that are owned beneficially and of record by such stockholder and by the beneficial owner, if any, on whose behalf the proposal is made, (D) a description of all arrangements or understandings between such stockholder and the beneficial owner, if any, on whose behalf the proposal is made and any other person or persons (including their names) in connection with the proposal of such business by such stockholder, (E) any material interest of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made in such business and (F) a representation that such stockholder (or a qualified representative of such stockholder) intends to appear in person or by proxy at the annual meeting to bring such business before the meeting.

(iii) The foregoing notice requirements of this Section 2.7(a) shall be deemed satisfied by a stockholder as to any proposal (other than nominations) if the stockholder has notified the Corporation of such stockholder’s intention to present such proposal at an annual meeting in compliance with Rule 14a-8 (or any successor thereof) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and such stockholder has complied with the requirements of such rule for inclusion of such proposal in a proxy statement prepared by the Corporation to solicit proxies for such annual meeting. No business shall be conducted at the annual meeting of stockholders except business brought before the annual meeting in accordance with the procedures set forth in this Section 2.7(a), provided, however, that once business has been properly brought before the annual meeting in accordance with such procedures, nothing in this Section 2.7(a) shall be deemed to preclude discussion by any stockholder of any such business. If the Board or the chairman of the annual meeting determines that any stockholder proposal was not made in accordance with the provisions of this Section 2.7(a) or that the information provided in a stockholder’s notice does not satisfy the information requirements of this Section 2.7(a), such proposal shall not be presented for action at the annual meeting. Notwithstanding the foregoing provisions of this Section 2.7(a), if the stockholder (or a qualified representative of the stockholder) does not appear at the annual meeting of stockholders of the Corporation to present the proposed business, such proposed business shall not be transacted, notwithstanding that proxies in respect of such matter may have been received by the Corporation.

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(iv) In addition to the provisions of this Section 2.7(a), a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein. Nothing in this Section 2.7(a) shall be deemed to affect any rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

(b) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting only pursuant to Section 3.2.

(c) Public Announcement. For purposes of these Bylaws, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Sections 13, 14 or 15(d) of the Exchange Act (or any successor thereto).

Section 2.8 Conduct of Meetings. The chairman of each annual and special meeting of stockholders shall be the Chairman of the Board or, in the absence (or inability or refusal to act) of the Chairman of the Board, the Chief Executive Officer (if he or she shall be a director) or, in the absence (or inability or refusal) to act of the Chief Executive Officer or if the Chief Executive Officer is not a director, the President (if he or she shall be a director) or, in the absence (or inability or refusal to act) of the President or if the President is not a director, such other person as shall be appointed by the Board. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the chairman of the meeting. The Board may adopt such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with these Bylaws or such rules and regulations as adopted by the Board, the chairman of any meeting of stockholders shall have the right and authority to convene and to adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the chairman of the meeting, may include, without limitation, the following: (a) the establishment of an agenda or order of business for the meeting; (b) rules and procedures for maintaining order at the meeting and the safety of those present; (c) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (d) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (e) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure. The secretary of each annual and special meeting of stockholders shall be the Secretary or, in the absence (or inability or refusal to act) of the Secretary, an Assistant Secretary so appointed to act by the chairman of the meeting. In the absence (or inability or refusal to act) of the Secretary and all Assistant Secretaries, the chairman of the meeting may appoint any person to act as secretary of the meeting.

Section 2.9 Consents in Lieu of Meeting. Any action required or permitted to be taken by the stockholders of the Corporation may be effected by written consent of the stockholders. Every written consent shall bear the date of signature of each stockholder who signs the consent, and no written consent shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered in the manner required by this section and the DGCL to the Corporation, written consents signed by a sufficient number of holders entitled to vote to take action are delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested.

ARTICLE III
DIRECTORS

Section 3.1 Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these Bylaws required to be exercised or done by the stockholders. Directors need not be stockholders or residents of the State of Delaware.

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Section 3.2 Advance Notice for Nomination of Directors.

(a) Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation, except as may be otherwise provided by the terms of one or more series of Preferred Stock with respect to the rights of holders of one or more series of Preferred Stock to elect directors. Nominations of persons for election to the Board at any annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors as set forth in the Corporation’s notice of such special meeting, may be made (i) by or at the direction of the Board or (ii) by any stockholder of the Corporation (x) who is a stockholder of record entitled to vote in the election of directors on the date of the giving of the notice provided for in this Section 3.2 and on the record date for the determination of stockholders entitled to vote at such meeting and (y) who complies with the notice procedures set forth in this Section 3.2.

(b) In addition to any other applicable requirements, for a nomination to be made by a stockholder, such stockholder must have given timely notice thereof in proper written form to the Secretary. To be timely, a stockholder’s notice to the Secretary must be received by the Secretary at the principal executive offices of the Corporation (i) in the case of an annual meeting, not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder to be timely must be so received not earlier than the opening of business on the 120th day before the meeting and not later than the later of (x) the close of business on the 90th day before the meeting or (y) the close of business on the 10th day following the day on which public announcement of the date of the annual meeting was first made by the Corporation; and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the 10th day following the day on which public announcement of the date of the special meeting is first made by the Corporation. In no event shall the public announcement of an adjournment or postponement of an annual meeting or special meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described in this Section 3.2.

(c) Notwithstanding anything in paragraph (b) to the contrary, in the event that the number of directors to be elected to the Board at an annual meeting is greater than the number of directors whose terms expire on the date of the annual meeting and there is no public announcement by the Corporation naming all of the nominees for the additional directors to be elected or specifying the size of the increased Board before the close of business on the 90th day prior to the anniversary date of the immediately preceding annual meeting of stockholders, a stockholder’s notice required by this Section 3.2 shall also be considered timely, but only with respect to nominees for the additional directorships created by such increase that are to be filled by election at such annual meeting, if it shall be received by the Secretary at the principal executive offices of the Corporation not later than the close of business on the 10th day following the date on which such public announcement was first made by the Corporation.

(d) To be in proper written form, a stockholder’s notice to the Secretary must set forth (i) as to each person whom the stockholder proposes to nominate for election as a director (A) the name, age, business address and residence address of the person, (B) the principal occupation or employment of the person, (C) the class or series and number of shares of capital stock of the Corporation that are owned beneficially or of record by the person and (D) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder; and (ii) as to the stockholder giving the notice (A) the name and record address of such stockholder as they appear on the Corporation’s books and the name and address of the beneficial owner, if any, on whose behalf the nomination is made, (B) the class or series and number of shares of capital stock of the Corporation that are owned beneficially and of record by such stockholder and the beneficial owner, if any, on whose behalf the nomination is made, (C) a description of all arrangements or understandings relating to the nomination to be made by such stockholder among such stockholder, the beneficial owner, if any, on whose behalf the nomination is made, each proposed nominee and any other person or persons (including their names), (D) a representation that such stockholder (or a qualified representative of such stockholder) intends to appear in person or by proxy at the meeting to nominate the persons named in its notice and (E) any other information relating to such stockholder and the beneficial owner, if any, on whose behalf the nomination is made that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serve as a director if elected.

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(e) If the Board or the chairman of the meeting of stockholders determines that any nomination was not made in accordance with the provisions of this Section 3.2, or that the information provided in a stockholder’s notice does not satisfy the information requirements of this Section 3.2, then such nomination shall not be considered at the meeting in question. Notwithstanding the foregoing provisions of this Section 3.2, if the stockholder (or a qualified representative of the stockholder) does not appear at the meeting of stockholders of the Corporation to present the nomination, such nomination shall be disregarded, notwithstanding that proxies in respect of such nomination may have been received by the Corporation.

(f) In addition to the provisions of this Section 3.2, a stockholder shall also comply with all of the applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth herein. Nothing in this Section 3.2 shall be deemed to affect any rights of the holders of Preferred Stock to elect directors pursuant to the Certificate of Incorporation.

Section 3.3 Compensation. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, the Board shall have the authority to fix the compensation of directors. The directors may be reimbursed their expenses, if any, of attendance at each meeting of the Board, including for service on a committee of the Board, and may be paid either a fixed sum for attendance at each meeting of the Board or other compensation as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of committees of the Board may be allowed like compensation and reimbursement of expenses for service on the committee.

ARTICLE IV
BOARD MEETINGS

Section 4.1 Annual Meetings. The Board shall meet as soon as practicable after the adjournment of each annual stockholders meeting at the place of the annual stockholders meeting unless the Board shall fix another time and place and give notice thereof in the manner required herein for special meetings of the Board. No notice to the directors shall be necessary to legally convene this meeting, except as provided in this Section 4.1.

Section 4.2 Regular Meetings. Regularly scheduled, periodic meetings of the Board may be held without notice at such times, dates and places (within or without the State of Delaware) as shall from time to time be determined by the Board.

Section 4.3 Special Meetings. Special meetings of the Board (a) may be called by the Chairman of the Board or President and (b) shall be called by the Chairman of the Board, President or Secretary on the written request of at least a majority of directors then in office, or the sole director, as the case may be, and shall be held at such time, date and place (within or without the State of Delaware) as may be determined by the person calling the meeting or, if called upon the request of directors or the sole director, as specified in such written request. Notice of each special meeting of the Board shall be given, as provided in Section 9.3, to each director (i) at least 24 hours before the meeting if such notice is oral notice given personally or by telephone or written notice given by hand delivery or by means of a form of electronic transmission and delivery; (ii) at least two days before the meeting if such notice is sent by a nationally recognized overnight delivery service; and (iii) at least five days before the meeting if such notice is sent through the United States mail. If the Secretary shall fail or refuse to give such notice, then the notice may be given by the officer who called the meeting or the directors who requested the meeting. Any and all business that may be transacted at a regular meeting of the Board may be transacted at a special meeting. Except as may be otherwise expressly provided by applicable law, the Certificate of Incorporation, or these Bylaws, neither the business to be transacted at, nor the purpose of, any special meeting need be specified in the notice or waiver of notice of such meeting. A special meeting may be held at any time without notice if all the directors are present or if those not present waive notice of the meeting in accordance with Section 9.4.

Section 4.4 Quorum; Required Vote. A majority of the Board shall constitute a quorum for the transaction of business at any meeting of the Board, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board, except as may be otherwise specifically provided by applicable law, the Certificate of Incorporation or these Bylaws. If a quorum shall not be present at any meeting, a majority of the directors present may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present.

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Section 4.5 Consent In Lieu of Meeting. Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions (or paper reproductions thereof) are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 4.6 Organization. The chairman of each meeting of the Board shall be the Chairman of the Board or, in the absence (or inability or refusal to act) of the Chairman of the Board, the Chief Executive Officer (if he or she shall be a director) or, in the absence (or inability or refusal to act) of the Chief Executive Officer or if the Chief Executive Officer is not a director, the President (if he or she shall be a director) or in the absence (or inability or refusal to act) of the President or if the President is not a director, a chairman elected from the directors present. The Secretary shall act as secretary of all meetings of the Board. In the absence (or inability or refusal to act) of the Secretary, an Assistant Secretary shall perform the duties of the Secretary at such meeting. In the absence (or inability or refusal to act) of the Secretary and all Assistant Secretaries, the chairman of the meeting may appoint any person to act as secretary of the meeting.

ARTICLE V
COMMITTEES OF DIRECTORS

Section 5.1 Establishment. The Board may by resolution passed by a majority of the Board designate one or more committees, each committee to consist of one or more of the directors of the Corporation. Each committee shall keep regular minutes of its meetings and report the same to the Board when required. The Board shall have the power at any time to fill vacancies in, to change the membership of, or to dissolve any such committee.

Section 5.2 Available Powers. Any committee established pursuant to Section 5.1 hereof, to the extent permitted by applicable law and by resolution of the Board, shall have and may exercise all of the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it.

Section 5.3 Alternate Members. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of such committee. In the absence or disqualification of a member of the committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in place of any such absent or disqualified member.

Section 5.4 Procedures. Unless the Board otherwise provides, the time, date, place, if any, and notice of meetings of a committee shall be determined by such committee. At meetings of a committee, a majority of the number of members of the committee (but not including any alternate member, unless such alternate member has replaced any absent or disqualified member at the time of, or in connection with, such meeting) shall constitute a quorum for the transaction of business. The act of a majority of the members present at any meeting at which a quorum is present shall be the act of the committee, except as otherwise specifically provided by applicable law, the Certificate of Incorporation, these Bylaws or the Board. If a quorum is not present at a meeting of a committee, the members present may adjourn the meeting from time to time, without notice other than an announcement at the meeting, until a quorum is present. Unless the Board otherwise provides and except as provided in these Bylaws, each committee designated by the Board may make, alter, amend and repeal rules for the conduct of its business. In the absence of such rules each committee shall conduct its business in the same manner as the Board is authorized to conduct its business pursuant to Article III and Article IV of these Bylaws.

ARTICLE VI
OFFICERS

Section 6.1 Officers. The officers of the Corporation elected by the Board shall be a Chairman of the Board, a Chief Executive Officer, a President, a Chief Financial Officer, a Secretary and such other officers (including without limitation, Vice Presidents, Assistant Secretaries and a Treasurer) as the Board from time to time may determine. Officers elected by the Board shall each have such powers and duties as generally pertain to their respective offices, subject to the specific provisions of this Article VI. Such officers shall also have such powers and duties as from time to time may be conferred by the Board. The Chief Executive Officer or President may also appoint such other officers

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(including without limitation one or more Vice Presidents and Controllers) as may be necessary or desirable for the conduct of the business of the Corporation. Such other officers shall have such powers and duties and shall hold their offices for such terms as may be provided in these Bylaws or as may be prescribed by the Board or, if such officer has been appointed by the Chief Executive Officer or President, as may be prescribed by the appointing officer.

(a) Chairman of the Board. The Chairman of the Board shall preside when present at all meetings of the stockholders and the Board. The Chairman of the Board shall have general supervision and control of the acquisition activities of the Corporation subject to the ultimate authority of the Board, and shall be responsible for the execution of the policies of the Board with respect to such matters. In the absence (or inability or refusal to act) of the Chairman of the Board, the Chief Executive Officer (if he or she shall be a director) shall preside when present at all meetings of the stockholders and the Board. The powers and duties of the Chairman of the Board shall not include supervision or control of the preparation of the financial statements of the Corporation (other than through participation as a member of the Board). The position of Chairman of the Board and Chief Executive Officer may be held by the same person.

(b) Chief Executive Officer. The Chief Executive Officer shall be the chief executive officer of the Corporation, shall have general supervision of the affairs of the Corporation and general control of all of its business subject to the ultimate authority of the Board, and shall be responsible for the execution of the policies of the Board with respect to such matters, except to the extent any such powers and duties have been prescribed to the Chairman of the Board pursuant to Section 6.1(a) above. In the absence (or inability or refusal to act) of the Chairman of the Board, the Chief Executive Officer (if he or she shall be a director) shall preside when present at all meetings of the stockholders and the Board. The position of Chief Executive Officer and President may be held by the same person.

(c) President. The President shall make recommendations to the Chief Executive Officer on all operational matters that would normally be reserved for the final executive responsibility of the Chief Executive Officer. In the absence (or inability or refusal to act) of the Chairman of the Board and Chief Executive Officer, the President (if he or she shall be a director) shall preside when present at all meetings of the stockholders and the Board. The President shall also perform such duties and have such powers as shall be designated by the Board. The position of President and Chief Executive Officer may be held by the same person.

(d) Vice Presidents. In the absence (or inability or refusal to act) of the President, the Vice President (or in the event there be more than one Vice President, the Vice Presidents in the order designated by the Board) shall perform the duties and have the powers of the President. Any one or more of the Vice Presidents may be given an additional designation of rank or function.

(e) Secretary.

(i) The Secretary shall attend all meetings of the stockholders, the Board and (as required) committees of the Board and shall record the proceedings of such meetings in books to be kept for that purpose. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board and shall perform such other duties as may be prescribed by the Board, the Chairman of the Board, Chief Executive Officer or President. The Secretary shall have custody of the corporate seal of the Corporation and the Secretary, or any Assistant Secretary, shall have authority to affix the same to any instrument requiring it, and when so affixed, it may be attested by his or her signature or by the signature of such Assistant Secretary. The Board may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing thereof by his or her signature.

(ii) The Secretary shall keep, or cause to be kept, at the principal executive office of the Corporation or at the office of the Corporation’s transfer agent or registrar, if one has been appointed, a stock ledger, or duplicate stock ledger, showing the names of the stockholders and their addresses, the number and classes of shares held by each and, with respect to certificated shares, the number and date of certificates issued for the same and the number and date of certificates cancelled.

(f) Assistant Secretaries. The Assistant Secretary or, if there be more than one, the Assistant Secretaries in the order determined by the Board shall, in the absence (or inability or refusal to act) of the Secretary, perform the duties and have the powers of the Secretary.

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(g) Chief Financial Officer. The Chief Financial Officer shall perform all duties commonly incident to that office (including, without limitation, the care and custody of the funds and securities of the Corporation, which from time to time may come into the Chief Financial Officer’s hands and the deposit of the funds of the Corporation in such banks or trust companies as the Board, the Chief Executive Officer or the President may authorize).

(h) Treasurer. The Treasurer shall, in the absence (or inability or refusal to act) of the Chief Financial Officer, perform the duties and exercise the powers of the Chief Financial Officer.

Section 6.2 Term of Office; Removal; Vacancies. The elected officers of the Corporation shall be appointed by the Board and shall hold office until their successors are duly elected and qualified by the Board or until their earlier death, resignation, retirement, disqualification, or removal from office. Any officer may be removed, with or without cause, at any time by the Board. Any officer appointed by the Chief Executive Officer or President may also be removed, with or without cause, by the Chief Executive Officer or President, as the case may be, unless the Board otherwise provides. Any vacancy occurring in any elected office of the Corporation may be filled by the Board. Any vacancy occurring in any office appointed by the Chief Executive Officer or President may be filled by the Chief Executive Officer, or President, as the case may be, unless the Board then determines that such office shall thereupon be elected by the Board, in which case the Board shall elect such officer.

Section 6.3 Other Officers. The Board may delegate the power to appoint such other officers and agents, and may also remove such officers and agents or delegate the power to remove same, as it shall from time to time deem necessary or desirable.

Section 6.4 Multiple Officeholders; Stockholder and Director Officers. Any number of offices may be held by the same person unless the Certificate of Incorporation or these Bylaws otherwise provide. Officers need not be stockholders or residents of the State of Delaware.

ARTICLE VII
SHARES

Section 7.1 Certificated and Uncertificated Shares. The shares of the Corporation may be certificated or uncertificated, subject to the sole discretion of the Board and the requirements of the DGCL.

Section 7.2 Multiple Classes of Stock. If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the Corporation shall (a) cause the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights to be set forth in full or summarized on the face or back of any certificate that the Corporation issues to represent shares of such class or series of stock or (b) in the case of uncertificated shares, within a reasonable time after the issuance or transfer of such shares, send to the registered owner thereof a written notice containing the information required to be set forth on certificates as specified in clause (a) above; provided, however, that, except as otherwise provided by applicable law, in lieu of the foregoing requirements, there may be set forth on the face or back of such certificate or, in the case of uncertificated shares, on such written notice a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences or rights.

Section 7.3 Signatures. Each certificate representing capital stock of the Corporation shall be signed by or in the name of the Corporation by (a) the Chairman of the Board, Chief Executive Officer, the President or a Vice President and (b) the Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary of the Corporation. Any or all the signatures on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, such certificate may be issued by the Corporation with the same effect as if such person were such officer, transfer agent or registrar on the date of issue.

Section 7.4 Consideration and Payment for Shares.

(a) Subject to applicable law and the Certificate of Incorporation, shares of stock may be issued for such consideration, having in the case of shares with par value a value not less than the par value thereof, and to such persons, as determined from time to time by the Board. The consideration may consist of any tangible or intangible property or any benefit to the Corporation including cash, promissory notes, services performed, contracts for services to be performed or other securities, or any combination thereof.

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(b) Subject to applicable law and the Certificate of Incorporation, shares may not be issued until the full amount of the consideration has been paid, unless upon the face or back of each certificate issued to represent any partly paid shares of capital stock or upon the books and records of the Corporation in the case of partly paid uncertificated shares, there shall have been set forth the total amount of the consideration to be paid therefor and the amount paid thereon up to and including the time said certificate representing certificated shares or said uncertificated shares are issued.

Section 7.5 Lost, Destroyed or Wrongfully Taken Certificates.

(a) If an owner of a certificate representing shares claims that such certificate has been lost, destroyed or wrongfully taken, the Corporation shall issue a new certificate representing such shares or such shares in uncertificated form if the owner: (i) requests such a new certificate before the Corporation has notice that the certificate representing such shares has been acquired by a protected purchaser; (ii) if requested by the Corporation, delivers to the Corporation a bond sufficient to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, wrongful taking or destruction of such certificate or the issuance of such new certificate or uncertificated shares; and (iii) satisfies other reasonable requirements imposed by the Corporation.

(b) If a certificate representing shares has been lost, apparently destroyed or wrongfully taken, and the owner fails to notify the Corporation of that fact within a reasonable time after the owner has notice of such loss, apparent destruction or wrongful taking and the Corporation registers a transfer of such shares before receiving notification, the owner shall be precluded from asserting against the Corporation any claim for registering such transfer or a claim to a new certificate representing such shares or such shares in uncertificated form.

Section 7.6 Transfer of Stock.

(a) If a certificate representing shares of the Corporation is presented to the Corporation with an endorsement requesting the registration of transfer of such shares or an instruction is presented to the Corporation requesting the registration of transfer of uncertificated shares, the Corporation shall register the transfer as requested if:

(i) in the case of certificated shares, the certificate representing such shares has been surrendered;

(ii) (A) with respect to certificated shares, the endorsement is made by the person specified by the certificate as entitled to such shares; (B) with respect to uncertificated shares, an instruction is made by the registered owner of such uncertificated shares; or (C) with respect to certificated shares or uncertificated shares, the endorsement or instruction is made by any other appropriate person or by an agent who has actual authority to act on behalf of the appropriate person;

(iii) the Corporation has received a guarantee of signature of the person signing such endorsement or instruction or such other reasonable assurance that the endorsement or instruction is genuine and authorized as the Corporation may request;

(iv) the transfer does not violate any restriction on transfer imposed by the Corporation that is enforceable in accordance with Section 7.8(a); and

(v) such other conditions for such transfer as shall be provided for under applicable law have been satisfied.

(b) Whenever any transfer of shares shall be made for collateral security and not absolutely, the Corporation shall so record such fact in the entry of transfer if, when the certificate for such shares is presented to the Corporation for transfer or, if such shares are uncertificated, when the instruction for registration of transfer thereof is presented to the Corporation, both the transferor and transferee request the Corporation to do so.

Section 7.7 Registered Stockholders. Before due presentment for registration of transfer of a certificate representing shares of the Corporation or of an instruction requesting registration of transfer of uncertificated shares, the Corporation may treat the registered owner as the person exclusively entitled to inspect for any proper purpose the stock ledger and the other books and records of the Corporation, vote such shares, receive dividends or notifications with respect to such shares and otherwise exercise all the rights and powers of the owner of such shares, except that a person who is the beneficial owner of such shares (if held in a voting trust or by a nominee on behalf of such person) may, upon providing documentary evidence of beneficial ownership of such shares and satisfying such other conditions as are provided under applicable law, may also so inspect the books and records of the Corporation.

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Section 7.8 Effect of the Corporation’s Restriction on Transfer.

(a) A written restriction on the transfer or registration of transfer of shares of the Corporation or on the amount of shares of the Corporation that may be owned by any person or group of persons, if permitted by the DGCL and noted conspicuously on the certificate representing such shares or, in the case of uncertificated shares, contained in a notice, offering circular or prospectus sent by the Corporation to the registered owner of such shares within a reasonable time prior to or after the issuance or transfer of such shares, may be enforced against the holder of such shares or any successor or transferee of the holder including an executor, administrator, trustee, guardian or other fiduciary entrusted with like responsibility for the person or estate of the holder.

(b) A restriction imposed by the Corporation on the transfer or the registration of shares of the Corporation or on the amount of shares of the Corporation that may be owned by any person or group of persons, even if otherwise lawful, is ineffective against a person without actual knowledge of such restriction unless: (i) the shares are certificated and such restriction is noted conspicuously on the certificate; or (ii) the shares are uncertificated and such restriction was contained in a notice, offering circular or prospectus sent by the Corporation to the registered owner of such shares prior to or within a reasonable time after the issuance or transfer of such shares.

Section 7.9 Regulations. The Board shall have power and authority to make such additional rules and regulations, subject to any applicable requirement of law, as the Board may deem necessary and appropriate with respect to the issue, transfer or registration of transfer of shares of stock or certificates representing shares. The Board may appoint one or more transfer agents or registrars and may require for the validity thereof that certificates representing shares bear the signature of any transfer agent or registrar so appointed.

ARTICLE VIII
INDEMNIFICATION

Section 8.1 Right to Indemnification. To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (hereinafter an “Indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred by such Indemnitee in connection with such proceeding; provided, however, that, except as provided in Section 8.3 with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify an Indemnitee in connection with a proceeding (or part thereof) initiated by such Indemnitee only if such proceeding (or part thereof) was authorized by the Board.

Section 8.2 Right to Advancement of Expenses. In addition to the right to indemnification conferred in Section 8.1, an Indemnitee shall also have the right to be paid by the Corporation to the fullest extent not prohibited by applicable law the expenses (including, without limitation, attorneys’ fees) incurred in defending or otherwise participating in any such proceeding in advance of its final disposition (hereinafter an “advancement of expenses”); provided, however, that, if the DGCL requires, an advancement of expenses incurred by an Indemnitee in his or her capacity as a director or officer of the Corporation (and not in any other capacity in which service was or is rendered by such Indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon the Corporation’s receipt of an undertaking (hereinafter an “undertaking”), by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified under this Article VIII or otherwise.

Section 8.3 Right of Indemnitee to Bring Suit. If a claim under Section 8.1 or Section 8.2 is not paid in full by the Corporation within 60 days after a written claim therefor has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be 20 days, the Indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Indemnitee shall also be entitled to be paid the expense of prosecuting

Annex C-12

or defending such suit. In (a) any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by an Indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (b) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that, the Indemnitee has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including a determination by its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) that the Indemnitee has not met such applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, shall be a defense to such suit. In any suit brought by the Indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VIII or otherwise shall be on the Corporation.

Section 8.4 Non-Exclusivity of Rights. The rights provided to any Indemnitee pursuant to this Article VIII shall not be exclusive of any other right, which such Indemnitee may have or hereafter acquire under applicable law, the Certificate of Incorporation, these Bylaws, an agreement, a vote of stockholders or disinterested directors, or otherwise.

Section 8.5 Insurance. The Corporation may maintain insurance, at its expense, to protect itself and/or any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Section 8.6 Indemnification of Other Persons. This Article VIII shall not limit the right of the Corporation to the extent and in the manner authorized or permitted by law to indemnify and to advance expenses to persons other than Indemnitees. Without limiting the foregoing, the Corporation may, to the extent authorized from time to time by the Board, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation and to any other person who is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, to the fullest extent of the provisions of this Article VIII with respect to the indemnification and advancement of expenses of Indemnitees under this Article VIII.

Section 8.7 Amendments. Any repeal or amendment of this Article VIII by the Board or the stockholders of the Corporation or by changes in applicable law, or the adoption of any other provision of these Bylaws inconsistent with this Article VIII, will, to the extent permitted by applicable law, be prospective only (except to the extent such amendment or change in applicable law permits the Corporation to provide broader indemnification rights to Indemnitees on a retroactive basis than permitted prior thereto), and will not in any way diminish or adversely affect any right or protection existing hereunder in respect of any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision; provided, however, that amendments or repeals of this Article VIII shall require the affirmative vote of the stockholders holding at least 66.7% of the voting power of all outstanding shares of capital stock of the Corporation.

Section 8.8 Certain Definitions. For purposes of this Article VIII, (a) references to “other enterprise” shall include any employee benefit plan; (b) references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; (c) references to “serving at the request of the Corporation” shall include any service that imposes duties on, or involves services by, a person with respect to any employee benefit plan, its participants, or beneficiaries; and (d) a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interest of the Corporation” for purposes of Section 145 of the DGCL.

Section 8.9 Contract Rights. The rights provided to Indemnitees pursuant to this Article VIII shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be a director, officer, agent or employee and shall inure to the benefit of the Indemnitee’s heirs, executors and administrators.

Annex C-13

Section 8.10 Severability. If any provision or provisions of this Article VIII shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (a) the validity, legality and enforceability of the remaining provisions of this Article VIII shall not in any way be affected or impaired thereby; and (b) to the fullest extent possible, the provisions of this Article VIII (including, without limitation, each such portion of this Article VIII containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.

ARTICLE IX
MISCELLANEOUS

Section 9.1 Place of Meetings. If the place of any meeting of stockholders, the Board or committee of the Board for which notice is required under these Bylaws is not designated in the notice of such meeting, such meeting shall be held at the principal business office of the Corporation; provided, however, if the Board has, in its sole discretion, determined that a meeting shall not be held at any place, but instead shall be held by means of remote communication pursuant to Section 9.5 hereof, then such meeting shall not be held at any place.

Section 9.2 Fixing Record Dates.

(a) In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the business day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the business day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the foregoing provisions of this Section 9.2(a) at the adjourned meeting.

(b) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

Section 9.3 Notice.

(a) Notice to Directors. Whenever under applicable law, the Certificate of Incorporation or these Bylaws notice is required to be given to any director, such notice shall be given either (i) in writing and sent by mail, or by a nationally recognized delivery service, (ii) by means of facsimile telecommunication or other form of electronic transmission, or (iii) by oral notice given personally or by telephone. A notice to a director will be deemed given as follows: (i) if given by hand delivery, orally, or by telephone, when actually received by the director, (ii) if sent through the United States mail, when deposited in the United States mail, with postage and fees thereon prepaid, addressed to the director at the director’s address appearing on the records of the Corporation, (iii) if sent for next day delivery by a nationally recognized overnight delivery service, when deposited with such service, with fees thereon prepaid, addressed to the director at the director’s address appearing on the records of the Corporation, (iv) if sent by facsimile telecommunication, when sent to the facsimile transmission number for such director appearing on the records of the Corporation, (v) if sent by electronic mail, when sent to the electronic mail address for such director appearing on the records of the Corporation, or (vi) if sent by any other form of electronic transmission, when sent to the address, location or number (as applicable) for such director appearing on the records of the Corporation.

Annex C-14

(b) Notice to Stockholders. Whenever under applicable law, the Certificate of Incorporation or these Bylaws notice is required to be given to any stockholder, such notice may be given (i) in writing and sent either by hand delivery, through the United States mail, or by a nationally recognized overnight delivery service for next day delivery, or (ii) by means of a form of electronic transmission consented to by the stockholder, to the extent permitted by, and subject to the conditions set forth in Section 232 of the DGCL. A notice to a stockholder shall be deemed given as follows: (i) if given by hand delivery, when actually received by the stockholder, (ii) if sent through the United States mail, when deposited in the United States mail, with postage and fees thereon prepaid, addressed to the stockholder at the stockholder’s address appearing on the stock ledger of the Corporation, (iii) if sent for next day delivery by a nationally recognized overnight delivery service, when deposited with such service, with fees thereon prepaid, addressed to the stockholder at the stockholder’s address appearing on the stock ledger of the Corporation, and (iv) if given by a form of electronic transmission consented to by the stockholder to whom the notice is given and otherwise meeting the requirements set forth above, (A) if by facsimile transmission, when directed to a number at which the stockholder has consented to receive notice, (B) if by electronic mail, when directed to an electronic mail address at which the stockholder has consented to receive notice, (C) if by a posting on an electronic network together with separate notice to the stockholder of such specified posting, upon the later of (1) such posting and (2) the giving of such separate notice, and (D) if by any other form of electronic transmission, when directed to the stockholder. A stockholder may revoke such stockholder’s consent to receiving notice by means of electronic communication by giving written notice of such revocation to the Corporation. Any such consent shall be deemed revoked if (1) the Corporation is unable to deliver by electronic transmission two consecutive notices given by the Corporation in accordance with such consent and (2) such inability becomes known to the Secretary or an Assistant Secretary or to the Corporation’s transfer agent, or other person responsible for the giving of notice; provided, however, the inadvertent failure to treat such inability as a revocation shall not invalidate any meeting or other action.

(c) Electronic Transmission. “Electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process, including but not limited to transmission by telex, facsimile telecommunication, electronic mail, telegram and cablegram.

(d) Notice to Stockholders Sharing Same Address. Without limiting the manner by which notice otherwise may be given effectively by the Corporation to stockholders, any notice to stockholders given by the Corporation under any provision of the DGCL, the Certificate of Incorporation or these Bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. A stockholder may revoke such stockholder’s consent by delivering written notice of such revocation to the Corporation. Any stockholder who fails to object in writing to the Corporation within 60 days of having been given written notice by the Corporation of its intention to send such a single written notice shall be deemed to have consented to receiving such single written notice.

(e) Exceptions to Notice Requirements. Whenever notice is required to be given, under the DGCL, the Certificate of Incorporation or these Bylaws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting that shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Corporation is such as to require the filing of a certificate with the Secretary of State of Delaware, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

Whenever notice is required to be given by the Corporation, under any provision of the DGCL, the Certificate of Incorporation or these Bylaws, to any stockholder to whom (1) notice of two consecutive annual meetings of stockholders and all notices of stockholder meetings or of the taking of action by written consent of stockholders without a meeting to such stockholder during the period between such two consecutive annual meetings, or (2) all, and at least two payments (if sent by first-class mail) of dividends or interest on securities during a 12-month period, have been mailed addressed to such stockholder at such stockholder’s address as shown on the records of the Corporation and have been returned undeliverable, the giving of such notice to such stockholder shall not be required. Any action or meeting that shall be taken or held without notice to such stockholder shall have the same force and effect as if such notice had been duly given. If any such stockholder shall deliver to the Corporation a written notice setting forth such stockholder’s then current address, the requirement that notice be given to such stockholder shall be reinstated. In the event that the action taken by

Annex C-15

the Corporation is such as to require the filing of a certificate with the Secretary of State of Delaware, the certificate need not state that notice was not given to persons to whom notice was not required to be given pursuant to Section 230(b) of the DGCL. The exception in subsection (1) of the first sentence of this paragraph to the requirement that notice be given shall not be applicable to any notice returned as undeliverable if the notice was given by electronic transmission.

Section 9.4 Waiver of Notice. Whenever any notice is required to be given under applicable law, the Certificate of Incorporation, or these Bylaws, a written waiver of such notice, signed before or after the date of such meeting by the person or persons entitled to said notice, or a waiver by electronic transmission by the person entitled to said notice, shall be deemed equivalent to such required notice. All such waivers shall be kept with the books of the Corporation. Attendance at a meeting shall constitute a waiver of notice of such meeting, except where a person attends for the express purpose of objecting to the transaction of any business on the ground that the meeting was not lawfully called or convened.

Section 9.5 Meeting Attendance via Remote Communication Equipment.

(a) Stockholder Meetings. If authorized by the Board in its sole discretion, and subject to such guidelines and procedures as the Board may adopt, stockholders entitled to vote at such meeting and proxy holders not physically present at a meeting of stockholders may, by means of remote communication:

(i) participate in a meeting of stockholders; and

(ii) be deemed present in person and vote at a meeting of stockholders, whether such meeting is to be held at a designated place or solely by means of remote communication; provided, that (A) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxy holder, (B) the Corporation shall implement reasonable measures to provide such stockholders and proxy holders a reasonable opportunity to participate in the meeting and, if entitled to vote, to vote on matters submitted to the applicable stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings, and (C) if any stockholder or proxy holder votes or takes other action at the meeting by means of remote communication, a record of such votes or other action shall be maintained by the Corporation.

(b) Board Meetings. Unless otherwise restricted by applicable law, the Certificate of Incorporation or these Bylaws, members of the Board or any committee thereof may participate in a meeting of the Board or any committee thereof by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other. Such participation in a meeting shall constitute presence in person at the meeting, except where a person participates in the meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting was not lawfully called or convened.

Section 9.6 Dividends. The Board may from time to time declare, and the Corporation may pay, dividends (payable in cash, property or shares of the Corporation’s capital stock) on the Corporation’s outstanding shares of capital stock, subject to applicable law and the Certificate of Incorporation.

Section 9.7 Reserves. The Board may set apart out of the funds of the Corporation available for dividends a reserve or reserves for any proper purpose and may abolish any such reserve.

Section 9.8 Contracts and Negotiable Instruments. Except as otherwise provided by applicable law, the Certificate of Incorporation or these Bylaws, any contract, bond, deed, lease, mortgage or other instrument may be executed and delivered in the name and on behalf of the Corporation by such officer or officers or other employee or employees of the Corporation as the Board may from time to time authorize. Such authority may be general or confined to specific instances as the Board may determine. The Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer, the Treasurer or any Vice President may execute and deliver any contract, bond, deed, lease, mortgage or other instrument in the name and on behalf of the Corporation. Subject to any restrictions imposed by the Board, the Chairman of the Board Chief Executive Officer, President, the Chief Financial Officer, the Treasurer or any Vice President may delegate powers to execute and deliver any contract, bond, deed, lease, mortgage or other instrument in the name and on behalf of the Corporation to other officers or employees of the Corporation under such person’s supervision and authority, it being understood, however, that any such delegation of power shall not relieve such officer of responsibility with respect to the exercise of such delegated power.

Annex C-16

Section 9.9 Fiscal Year. The fiscal year of the Corporation shall be fixed by the Board.

Section 9.10 Seal. The Board may adopt a corporate seal, which shall be in such form as the Board determines. The seal may be used by causing it or a facsimile thereof to be impressed, affixed or otherwise reproduced.

Section 9.11 Books and Records. The books and records of the Corporation may be kept within or outside the State of Delaware at such place or places as may from time to time be designated by the Board.

Section 9.12 Resignation. Any director, committee member or officer may resign by giving notice thereof in writing or by electronic transmission to the Chairman of the Board, the Chief Executive Officer, the President or the Secretary. The resignation shall take effect at the time specified therein, or at the time of receipt of such notice if no time is specified or the specified time is earlier than the time of such receipt. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 9.13 Surety Bonds. Such officers, employees and agents of the Corporation (if any) as the Chairman of the Board, Chief Executive Officer, President or the Board may direct, from time to time, shall be bonded for the faithful performance of their duties and for the restoration to the Corporation, in case of their death, resignation, retirement, disqualification or removal from office, of all books, papers, vouchers, money and other property of whatever kind in their possession or under their control belonging to the Corporation, in such amounts and by such surety companies as the Chairman of the Board, Chief Executive Officer, President or the Board may determine. The premiums on such bonds shall be paid by the Corporation and the bonds so furnished shall be in the custody of the Secretary.

Section 9.14 Securities of Other Corporations. Powers of attorney, proxies, waivers of notice of meeting, consents in writing and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the Chairman of the Board, Chief Executive Officer, President, any Vice President or any officers authorized by the Board. Any such officer, may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities, or to consent in writing, in the name of the Corporation as such holder, to any action by such corporation, and at any such meeting or with respect to any such consent shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed. The Board may from time to time confer like powers upon any other person or persons.

Section 9.15 Amendments. In furtherance and not in limitation of the powers conferred upon it by law, the Board is expressly authorized to adopt, amend, alter or repeal the Bylaws. The Bylaws also may be adopted, amended, altered or repealed by the stockholders of the Corporation; provided, however, that in addition to any vote of the holders of any class or series of capital stock of the Corporation required by law or by this Second Amended and Restated Certificate, the affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required for the stockholders of the Corporation to adopt, amend, alter or repeal the Bylaws; and provided, further, however, that no Bylaws hereafter adopted by the stockholders of the Corporation shall invalidate any prior act of the Board that would have been valid if such Bylaws had not been adopted.

Annex C-17

Annex D

Apifiny Group Inc.
2022 LONG-TERM INCENTIVE PLAN

As Adopted on [•]

Annex D Page
SECTION 1	GENERAL	D-1
1.1.	Purpose	D-1
1.2.	Participation	D-1
1.3.	Foreign Participants	D-1
1.4.	Operation and Administration	D-1
1.5.	History	D-1
SECTION 2	DEFINITIONS	D-1
SECTION 3	SHARES AND PLAN LIMITS	D-4
3.1.	Shares of Stock and Other Amounts Subject to Plan	D-4
3.2.	Adjustments	D-5
3.3.	Plan Limitations	D-5
SECTION 4	OPTIONS	D-6
4.1.	Grant of Options	D-5
4.2.	Option Agreement	D-5
4.3.	Term of Option	D-6
4.4.	Exercise Price	D-6
4.5.	Payment of Option Exercise Price	D-6
4.6.	No Repricing	D-7
SECTION 5	FULL VALUE AWARDS	D-7
5.1.	Grant of Full Value Award	D-7
5.2.	Full Value Award Agreement	D-7
5.3.	Conditions	D-7
SECTION 6	CHANGE IN CONTROL	D-7
6.1.	Change in Control	D-7
6.2.	Committee Actions on a Change in Control	D-7
SECTION 7	COMMITTEE	D-8
7.1.	Administration	D-8
7.2.	Selection of Committee	D-8
7.3.	Powers of Committee	D-8
7.4.	Delegation by Committee	D-8
7.5.	Information to be Furnished to Committee	D-9
7.6.	Liability and Indemnification of Committee	D-9
SECTION 8	AMENDMENT AND TERMINATION	D-9
SECTION 9	GENERAL PROVISIONS	D-9
9.1.	General Restrictions	D-9
9.2.	Tax Withholding	D-10
9.3.	Grant and Use of Awards	D-10
9.4.	Dividends and Dividend Equivalents	D-10
9.5.	Settlement of Awards	D-10
9.6.	Transferability	D-11
9.7.	Form and Time of Elections	D-11
9.8.	Agreement With Company	D-11
9.9.	Action by Company or Subsidiary	D-11
9.10.	Gender and Number	D-11
9.11.	Limitation of Implied Rights	D-11
9.12.	Evidence	D-12
9.13.	Limitations under Section 409A	D-12

Annex D-i

APIFINY GROUP INC.
2022 LONG-TERM INCENTIVE PLAN

SECTION 1

GENERAL

1.1 Purpose. The Apifiny Group Inc. 2022 Long-Term Incentive Plan (the “Plan”) has been established by Apifiny Group Inc., a Delaware corporation, (the “Company”) to (i) attract and retain persons eligible to participate in the Plan; (ii) motivate Participants, by means of appropriate incentives, to achieve long-range goals; (iii) provide incentive compensation opportunities that are competitive with those of other similar companies; and (iv) further align the interests of Participants with those of the Company’s other stockholders through compensation that is based on the Company’s shares; and thereby promote the long-term financial interest of the Company and the Related Companies, including the growth in value of the Company’s shares and enhancement of long-term stockholder return. Capitalized terms in the Plan are defined in Section 2.

1.2 Participation. Subject to the terms and conditions of the Plan, the Committee shall determine and designate, from time to time, from among the Eligible Individuals, those persons who will be granted one or more Awards under the Plan, and thereby become “Participants” in the Plan.

1.3 Foreign Participants. In order to assure the viability of Awards granted to Participants who are subject to taxation in foreign jurisdictions, the Committee may provide for such special terms as it may consider necessary or appropriate to accommodate differences in local law, tax policy, or custom. Moreover, the Committee may approve such appendixes, supplements to, or amendments, restatements, or alternative versions of the Plan, as it may consider necessary or appropriate for such purposes without thereby affecting the terms of the Plan as in effect for any other purpose; provided, however, that no such supplements, amendments, restatements, or alternative versions shall increase the share limitations contained in Section 3.1 of the Plan.

1.4 Operation and Administration. The operation and administration of the Plan, including the Awards made under the Plan, shall be subject to the provisions of Section 7 (relating to operation and administration).

1.5 History. The Plan was adopted by the Company on [•]2022, subject to approval by stockholders. To the extent not prohibited by Applicable Laws, Awards which are to use shares of Stock reserved under the Plan that are contingent on the approval by the Company’s stockholders may be granted prior to that meeting contingent on such approval. The Plan shall be unlimited in duration and, in the event of Plan termination, shall remain in effect as long as any Awards under it are outstanding; provided, however, that no Awards may be granted under the Plan after the ten-year anniversary of the date on which the stockholders approved the Plan.

SECTION 2

Definitions

2.1 “Applicable Laws” means the requirements relating to the administration of equity-based awards under U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any foreign country or jurisdiction where Awards are, or will be, granted under the Plan.

2.2 “Award Agreement” means the written agreement, including an electronic agreement, setting forth the terms and conditions applicable to each Award granted under the Plan. The Award Agreement is subject to the terms and conditions of the Plan.

2.3 “Award” means any award or benefit granted under the Plan, including, without limitation, the grant of Options and Full Value Awards.

2.4 “Board” means the Board of Directors of the Company.

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2.5 “Change in Control” means the first to occur of any of the following:

(a) the consummation of a purchase or other acquisition by any person, entity or group of persons (within the meaning of Section 13(d) or 14(d) of the Exchange Act or any comparable successor provisions, other than an acquisition by a trustee or other fiduciary holding securities under an employee benefit plan or similar plan of the Company or a Related Company), of “beneficial ownership” (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 50% or more of either the outstanding shares of Stock or the combined voting power of the Company’s then outstanding voting securities entitled to vote generally;

(b) the consummation of a reorganization, merger, consolidation, acquisition, share exchange or other corporate transaction of the Company, in each case with respect to which persons who were stockholders of the Company immediately prior to such reorganization, merger or consolidation do not, immediately thereafter, own more than 50% of the combined voting power entitled to vote generally in the election of directors of the reorganized, merged or consolidated company’s then outstanding securities;

(c) the consummation of any plan of liquidation or dissolution of the Company providing for the sale or distribution of substantially all of the assets of the Company and its Subsidiaries or the consummation of a sale of substantially all of the assets of the Company and its Subsidiaries; or

(d) at any time during any period of two consecutive years, individuals who at the beginning of such period were members of the Board cease for any reason to constitute at least a majority thereof (unless the election, or the nomination for election by the Company’s stockholders, of each new director was approved by a vote of at least two-thirds of the directors still in office at the time of such election or nomination who were directors at the beginning of such period).

(e) Notwithstanding the foregoing, solely for the purpose of determining the timing of any payments pursuant to any Award constituting a “deferral of compensation” subject to Section 409A of the Code, a Change in Control shall be limited to a “change in the ownership” of the Company, a “change in the effective control” of the Company, or a “change in the ownership of a substantial portion of the assets” of the Company as such terms are defined in Section 1.409A-3(i)(5) of the U.S. Treasury Regulations.

2.6 “Code” means the United States Internal Revenue Code of 1986, as amended. A reference to any provision of the Code shall include reference to any successor provision of the Code.

2.7 “Committee” has the meaning set forth in Section 7.1.

2.8 “Common Stock” or “Stock” means the common stock of the Company.

2.9 “Company” has the meaning set forth in Section 1.1.

2.10 “Consultant” means any natural person engaged as a consultant or advisor by the Company or a Parent or Subsidiary or other Related Company (as determined by the Committee) to render bona fide services to such entity and such services are not in connection with the sale of shares of Stock in a capital-raising transaction, and do not directly or indirectly promote or maintain a market for the Company’s securities.

2.11 “Director” means a member of the Board.

2.12 “Eligible Individual” means any Employee, Consultant or Director; provided, however, that to the extent required by the Code, an ISO may only be granted to an Employee of the Company or a Parent or Subsidiary. An Award may be granted to an Employee, Consultant or Director, in connection with hiring, retention or otherwise, prior to the date the Employee, Consultant or Director first performs services for the Company or the Subsidiaries, provided that such Awards shall not become vested prior to the date the Employee, Consultant or Director first performs such services.

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2.13 “Employee” means any person, including officers and Directors, employed by the Company or any Parent or Subsidiary of the Company or a Related Company (as determined by the Committee). Neither service as a Director nor payment of a director’s fee by the Company will be sufficient to constitute “employment” by the Company.

2.14 “Exchange Act” means the Securities Exchange Act of 1934, as amended.

2.15 “Exercise Price” of each Option granted under this Plan shall be established by the Committee or shall be determined by a method established by the Committee at the time the Option is granted.

2.16 “Fair Market Value” means, as of any date, the value of Common Stock determined as follows:

(a) If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the New York Stock Exchange, its Fair Market Value will be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system on the last previous trading day prior to such date of determination, as reported in The Wall Street Journal or such other source as the Committee deems reliable;

(b) If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a share of Stock will be the mean between the high bid and low asked prices for the Common Stock on the last previous trading day prior to such date of determination (or, if no bids and asks were reported on that date, as applicable, on the last trading date such bids and asks were reported), as reported in The Wall Street Journal or such other source as the Committee deems reliable; or

(c) In the absence of an established market for the Common Stock, the Fair Market Value will be determined in good faith by the Committee.

(d) Notwithstanding the foregoing, the determination of Fair Market Value in all cases shall be in accordance with the requirements set forth under Section 409A of the Code to the extent necessary for an Award to comply with, or be exempt from, Section 409A of the Code.

2.17 A “Full Value Award” is a grant of one or more shares of Stock or a right to receive one or more shares of Stock in the future, with such grant subject to one or more conditions, as determined by the Committee.

2.18 An “Incentive Stock Option” or an “ISO” is an Option that is intended to satisfy the requirements applicable to an “incentive stock option” described in Section 422(b) of the Code.

2.19 A “Non-Qualified Option” or an “NQO” is an Option that is not intended to be an “incentive stock option” as that term is described in Section 422(b) of the Code.

2.20 An “Option” entitles the Participant to purchase shares of Stock at an Exercise Price established by the Committee. Any Option granted under this Plan may be either an ISO or an NQO as determined in the discretion of the Committee.

2.21 “Outside Director” means a Director of the Company who is not an officer or employee of the Company or the Related Companies.

2.22 “Parent” means a parent corporation within the meaning of Section 424(e) of the Code.

2.23 “Participant” means the holder of an outstanding Award.

2.24 “Period of Restriction” means the period during which the transfer of shares of Stock are subject to restrictions and therefore, the shares of Stock are subject to a substantial risk of forfeiture. Such restrictions may be based on the passage of time, the achievement of target levels of performance, or the occurrence of other events as determined by the Committee.

2.25 “Plan” has the meaning set forth in Section 1.1.

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2.26 “Related Company” means any corporation, partnership, joint venture, limited liability company or other entity during any period in which a controlling interest in such entity is owned, directly or indirectly, by the Company (or by any entity that is a successor to the Company), and any other business venture designated by the Committee in which the Company (or any entity that is a successor to the Company) has, directly or indirectly, a significant interest (whether through the ownership of securities or otherwise), as determined in the discretion of the Committee.

2.27 “Securities Act” means the Securities Act of 1933, as amended.

2.28 “Subsidiary” means a “subsidiary corporation,” whether now or hereafter existing, as defined in Section 424(f) of the Code.

2.29 “Termination Date” means the date on which a Participant both ceases to be an employee of the Company and the Related Companies and ceases to perform material services for the Company and the Related Companies (whether as a director or otherwise), regardless of the reason for the cessation; provided that a “Termination Date” shall not be considered to have occurred during the period in which the reason for the cessation of services is a leave of absence approved by the Company or the Related Company which was the recipient of the Participant’s services; and provided, further that, with respect to an Outside Director, “Termination Date” means the date on which the Outside Director’s service as an Outside Director terminates for any reason. If, as a result of a sale or other transaction, the entity for which the Participant performs services ceases to be a Related Company (and such entity is or becomes an entity separate from the Company), the occurrence of such transaction shall be the Participant’s Termination Date. With respect to Awards that constitute deferred compensation subject to Section 409A of the Code, references to the Participant’s termination of employment (including references to the Participant’s employment termination, and to the Participant terminating employment, a Participant’s separation from service, and other similar reference) and references to a Participant’s termination as a Director (including separation from service and other similar references) shall mean the date that the Participant incurs a “separation from service” within the meaning of Section 409A of the Code.

SECTION 3

shares of Stock and plan limits

3.1 Shares of Stock and Other Amounts Subject to Plan. The shares of Stock for which Awards may be granted under the Plan shall be subject to the following:

(a) Subject to the following provisions of this Section 3.1, the maximum number of shares of Stock that may be delivered to Participants and their beneficiaries under the Plan shall be [______]1 shares of Stock (which number includes all shares available for delivery under this Section 3.1(a) since the establishment of the Plan, determined in accordance with the terms of the Plan). Shares of Stock issued by the Company in connection with awards that are assumed or substituted in connection with a reorganization, merger, consolidation, acquisition, share exchange or other corporate transaction shall not be counted against the number of shares of Stock that may be issued with respect to Awards under the Plan.

(b) The aggregate number of shares of Stock that may be delivered pursuant to the Plan as specified in Section 3.1(a) will automatically increase on January 1 of each year, for a period of not more than ten (10) years, commencing on January 1 of the year following the year in which the Effective Date occurs and ending on (and including) January 1, 2032, in an amount equal to three percent (3%) of the total number of shares of Stock outstanding on December 31 of the preceding calendar year. Notwithstanding the foregoing, the Committee may act prior to January 1 of a given year to provide that there will be no January 1 increase for such year or that the increase for such year will be a lesser number of Shares than provided herein.

(c) Only shares of Stock, if any, actually delivered to the Participant or beneficiary on an unrestricted basis with respect to an Award shall be treated as delivered for purposes of the determination under Section 3.1(a) above, regardless of whether the Award is denominated in shares of Stock or cash. Consistent with the foregoing:

(i) To the extent any shares of Stock covered by an Award are not delivered to a Participant or beneficiary because the Award is forfeited or cancelled, or the shares of Stock are not delivered on

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1        NOTE: Number equal to 10% of outstanding shares on closing to be entered.

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an unrestricted basis (including, without limitation, by reason of the Award being settled in cash), such shares of Stock shall not be deemed to have been delivered for purposes of the determination under Section 3.1(a) above.

(ii) Subject to the provisions of paragraph (i) above, the total number of shares of Stock covered by an Award will be treated as delivered for purposes of this Section 3.1(c) to the extent payments or benefits are delivered to the Participant with respect to such shares. Accordingly, (A) if shares covered by an Award are used to satisfy the applicable tax withholding obligation or Exercise Price, the number of shares held back by the Company to satisfy such withholding obligation or Exercise Price shall be considered to have been delivered; (B) if the Exercise Price of any Option granted under the Plan is satisfied by tendering shares of Stock to the Company (by either actual delivery or by attestation, including shares of Stock that would otherwise be distributable upon the exercise of the Option), the number of shares tendered to satisfy such Exercise Price shall be considered to have been delivered; and (C) if shares of Stock are repurchased by the Company with proceeds received from the exercise of an option issued under this Plan, the total number of such shares repurchased shall be deemed delivered.

(d) The shares of Stock with respect to which Awards may be made under the Plan shall be: (i) shares currently authorized but unissued; (ii) to the extent permitted by Applicable Law, shares currently held or acquired by the Company as treasury shares, including shares purchased in the open market or in private transactions; or (iii) shares purchased in the open market by a direct or indirect wholly-owned subsidiary of the Company (as determined by the Chief Executive Officer or the Chief Financial Officer of the Company). The Company may contribute to the subsidiary or trust an amount sufficient to accomplish the purchase in the open market of the shares of Stock to be so acquired (as determined by the Chief Executive Officer or the Chief Financial Officer of the Company).

3.2 Adjustments. In the event of a corporate transaction involving the Company (including, without limitation, any share dividend, share split, extraordinary cash dividend, recapitalization, reorganization, merger, amalgamation, consolidation, share exchange split-up, spin-off, sale of assets or subsidiaries, combination or exchange of shares), the Committee shall, in the manner it determines equitable in its sole discretion, adjust Awards to reflect the transactions. Action by the Committee may include: (i) adjustment of the number and kind of shares which may be delivered under the Plan; (ii) adjustment of the number and kind of shares subject to outstanding Awards; (iii) adjustment of the Exercise Price of outstanding Options; and (iv) any other adjustments that the Committee determines to be equitable (which may include, without limitation, (A) replacement of Awards with other Awards which the Committee determines have comparable value and which are based on shares of a company resulting from the transaction, and (B) cancellation of the Award in return for cash payment of the current value of the Award, determined as though the Award is fully vested at the time of payment, provided that in the case of an Option, the amount of such payment will be the excess of value of the shares of Stock subject to the Option at the time of the transaction over the Exercise Price). However, in no event shall this Section 3.2 be construed to permit a modification (including a replacement) of an Option if such modification either: (i) would result in accelerated recognition of income or imposition of additional tax under Section 409A of the Code; or (ii) would cause the Option subject to the modification (or cause a replacement Option) to be subject to Section 409A of the Code, provided that the restriction of this clause (ii) shall not apply to any Option that, at the time it is granted or otherwise, is designated as being deferred compensation subject to Section 409A of the Code.

3.3 Plan Limitations. Subject to Section 3.2, the following additional maximums are imposed under the Plan: the maximum number of shares of Stock that may be delivered to Participants and their beneficiaries with respect to ISOs granted under the Plan shall be [______]2 shares of Stock (which number includes all shares of Stock available for delivery under this Section 3.3(a) since the establishment of the Plan, determined in accordance with the terms of the Plan); provided, however, that to the extent that shares of Stock not delivered must be counted against this limit as a condition of satisfying the rules applicable to ISOs, such rules shall apply to the limit on ISOs granted under the Plan; provided, further, that such limit will automatically increase on January 1 of each year, for a period of not more than ten (10) years, commencing on January 1 of the year following the year in which the Effective Date occurs and ending on (and including) January 1, 2032, in an amount equal to three percent (3%) of the total number of shares of Stock outstanding on the date that this Plan is adopted.

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2        NOTE: Same number as shares reserved initially under the plan to be entered.

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SECTION 4

OPTIONS

4.1 Grant of Options. Subject to the terms and conditions of the Plan, the Committee, at any time and from time to time, may grant Options to an Eligible Individual in such amounts as the Committee, in its sole discretion, will determine. Each Option will be designated in the Award Agreement as either an ISO or an NQO. Notwithstanding a designation for a grant of Options as ISOs, however, to the extent that the aggregate Fair Market Value of the shares of Stock with respect to which ISOs are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds $100,000, such Options will be treated as NQOs. For purposes of this Section 4.1, ISOs will be taken into account in the order in which they were granted, the Fair Market Value of the shares of Stock will be determined as of the time the Option with respect to such shares of Stock is granted and calculation will be performed in accordance with Section 422 of the Code and Treasury Regulations promulgated thereunder.

4.2 Option Agreement. Each Award of an Option will be evidenced by an Award Agreement that will specify the date of grant of the Option, the Exercise Price, the term of the Option, the number of shares of Stock subject to the Option, the exercise restrictions, if any, applicable to the Option, including the dates upon which the Option is first exercisable in whole and/or part, and such other terms and conditions as the Committee, in its sole discretion, may determine.

4.3 Term of Option. The term of each Option will be stated in the Award Agreement; provided, however, that the term will be no more than 10 years from the date of grant thereof. In the case of an ISO granted to a Participant who, at the time the ISO is granted, owns capital stock representing more than 10% of the total combined voting power of all classes of capital stock of the Company or any Parent or Subsidiary, the term of the ISO will be five years from the date of grant or such shorter term as may be provided in the Award Agreement.

4.4 Exercise Price. The Exercise Price shall not be less than 100% of the Fair Market Value of a share of Stock on the date of grant (or, if greater, the par value, if any, of a share of Stock). In addition, in the case of an ISO granted to an Employee who owns capital stock representing more than 10% of the voting power of all classes of capital stock of the Company or any Parent or Subsidiary, the per share Exercise Price will be no less than 110% of the Fair Market Value per share of Stock on the date of grant. Notwithstanding the foregoing provisions of this Section 4.4, Options may be granted with a per share Exercise Price of less than 100% of the Fair Market Value per share of Stock on the date of grant pursuant to a transaction described in, and in a manner consistent with, Section 424(a) of the Code.

4.5 Payment of Option Exercise Price. The payment of the Exercise Price of an Option granted under this Section 4 shall be subject to the following:

(a) Subject to the following provisions of this Section 4.5, the full Exercise Price for shares of Stock purchased upon the exercise of any Option shall be paid at the time of such exercise (except that, in the case of an exercise arrangement approved by the Committee and described in Section 4.5(c), payment may be made as soon as practicable after the exercise).

(b) Subject to Applicable Law, the full Exercise Price shall be payable in cash, by promissory note, or by tendering, by either actual delivery of shares or by attestation, shares of Stock acceptable to the Committee (including shares otherwise distributable pursuant to the exercise of the Option), and valued at Fair Market Value as of the day of exercise, or in any combination thereof, as determined by the Committee.

(c) Subject to Applicable Law, if shares are publicly traded, the Committee may permit a Participant to elect to pay the Exercise Price upon the exercise of an Option by irrevocably authorizing a third party to sell shares of Stock (or a sufficient portion of the shares of Stock) acquired upon exercise of the Option and remit to the Company a sufficient portion of the sale proceeds to pay the entire Exercise Price and any tax withholding resulting from such exercise.

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4.6 No Repricing. Except for either adjustments pursuant to Section 3.2 (relating to the adjustment of shares of Stock), or reductions of the Exercise Price approved by the Company’s stockholders, the Exercise Price for any outstanding Option may not be decreased after the date of grant nor may an outstanding Option granted under the Plan be surrendered to the Company as consideration for the grant of a replacement Option with a lower Exercise Price. Except as approved by Company’s stockholders, in no event shall any Option granted under the Plan be surrendered to Company in consideration for a cash payment or the grant of any other Award if, at the time of such surrender, the Exercise Price of the Option is greater than the then current Fair Market Value of a share of Stock. In addition, no repricing of an Option shall be permitted without the approval of Company’s stockholders if such approval is required under the rules of any stock exchange on which Stock is listed.

SECTION 5

FULL VALUE AWARDS

5.1 Grant of Full Value Award. Subject to the terms and conditions of the Plan, the Committee, at any time and from time to time, may grant Full Value Awards to Eligible Individuals in such amounts as the Committee, in its sole discretion, will determine.

5.2 Full Value Award Agreement. Each Full Value Award will be evidenced by an Award Agreement that will specify the Period of Restriction, the number of shares of Stock granted and such other terms and conditions as the Committee, in its sole discretion, may determine.

5.3 Conditions. A Full Value Award may be subject to one or more of the following, as determined by the Committee:

(a) The grant shall be in consideration of a Participant’s previously performed services, or surrender of other compensation that may be due.

(b) The grant shall be contingent on the achievement of performance or other objectives during a specified period.

(c) The grant shall be subject to a risk of forfeiture or other restrictions that will lapse upon the achievement of one or more goals relating to completion of service by the Participant, or achievement of performance or other objectives.

The grant of Full Value Awards may also be subject to such other conditions, restrictions and contingencies, as determined by the Committee.

SECTION 6

CHANGE IN CONTROL

6.1 Change in Control. Subject to the provisions of Section 3.2 and the authority of the Committee to take the actions permitted pursuant to Section 6.2, the occurrence of a Change in Control shall have the effect, if any, with respect to any Award as set forth in the Award Agreement or, to the extent not prohibited by the Plan or the Award Agreement, as provided by the Committee.

6.2 Committee Actions on a Change in Control. On a Change in Control, if the Plan is terminated by the Company or its successor without provision for the continuation of outstanding Awards hereunder, the Committee may cancel any outstanding Awards in return for cash payment of the current value of the Award, determined with the Award fully vested at the time of payment, provided that in the case of an Option, the amount of such payment will be the excess of value of the shares of Stock subject to the Option at the time of the transaction over the Exercise Price; provided, further, that in the case of an Option, such Option will be cancelled with no payment if, as of the Change in Control, the value of the shares of Stock subject to the Option at the time of the transaction are equal to or less than the Exercise Price. However, in no event shall this Section 6.2 be construed to permit a payment if such payment would result in accelerated recognition of income or imposition of additional tax under Section 409A of the Code.

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SECTION 7

COMMITTEE

7.1 Administration. The authority to control and manage the operation and administration of the Plan shall be vested in a committee (the “Committee”) in accordance with this Section 7. The Committee shall be selected by the Board, and shall consist of two or more members of the Board. Unless otherwise provided by the Board, the Compensation Committee of the Board shall serve as the Committee. As a committee of the Board, the Committee is subject to the overview of the Board. If the Committee does not exist, or for any other reason determined by the Board, and to the extent not prohibited by Applicable Law, the Board may take any action under the Plan that would otherwise be the responsibility of the Committee.

7.2 Selection of Committee. So long as the Company is subject to Section 16 of the Exchange Act, the Committee shall be selected by the Board and shall consist of not fewer than two members of the Board or such greater number as may be required for compliance with Rule 16b-3 issued under the Exchange Act and shall be comprised of persons who are independent for purposes of applicable stock exchange listing requirements and who would meet the requirements of a “non-employee director” within the meaning of Rule 16b-3 under the Securities Exchange Act of 1934.

7.3 Powers of Committee. The Committee’s administration of the Plan shall be subject to the following:

(a) Subject to the provisions of the Plan, the Committee will have the authority and discretion to select individuals who shall be Eligible Individuals and who, therefore, are eligible to receive Awards under the Plan. The Committee shall have the authority to determine the time or times of receipt of Awards, to determine the types of Awards and the number of shares of Stock covered by the Awards, to establish the terms, conditions, performance targets, restrictions and other provisions of such Awards, to cancel or suspend Awards and to accelerate the exercisability or vesting of any Award under circumstances designated by it. In making such Award determinations, the Committee may take into account the nature of services rendered by the respective employee, the individual’s present and potential contribution to the Company’s or a Related Company’s success and such other factors as the Committee deems relevant.

(b) To the extent that the Committee determines that the restrictions imposed by the Plan preclude the achievement of the material purposes of the Awards in jurisdictions outside the United States, the Committee will have the authority and discretion to modify those restrictions as the Committee determines to be necessary or appropriate to conform to applicable requirements or practices of jurisdictions outside of the United States.

(c) The Committee will have the authority and discretion to interpret the Plan, to establish, amend and rescind any rules and regulations relating to the Plan, to determine the terms and conditions of any Award Agreement made pursuant to the Plan and to make all other determinations that may be necessary or advisable for the administration of the Plan.

(d) Any interpretation of the Plan by the Committee and any decision made by it under the Plan is final and binding on all persons.

(e) In controlling and managing the operation and administration of the Plan, the Committee shall take action in a manner that conforms to applicable corporate law.

(f) Notwithstanding any other provision of the Plan, no benefit shall be distributed under the Plan to any person unless the Committee, in its sole discretion, determines that such person is entitled to benefits under the Plan.

7.4 Delegation by Committee. Except to the extent prohibited by Applicable Law, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it. Any such allocation or delegation may be revoked by the Committee at any time.

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7.5 Information to be Furnished to Committee. The Company, Subsidiaries and any applicable Related Company shall furnish the Committee with such data and information as it determines may be required for it to discharge its duties. The records of the Company, Subsidiaries and any applicable Related Company as to an employee’s or Participant’s employment (or other provision of services), termination of employment (or cessation of the provision of services), leave of absence, reemployment and compensation shall be conclusive on all persons unless determined to be incorrect. Participants and other persons entitled to benefits under the Plan must furnish the Committee such evidence, data or information as the Committee considers desirable to carry out the terms of the Plan.

7.6 Liability and Indemnification of Committee. No member or authorized delegate of the Committee shall be liable to any person for any action taken or omitted in connection with the administration of the Plan unless attributable to his own fraud or willful misconduct; nor shall the Company or any Related Company be liable to any person for any such action unless attributable to fraud or willful misconduct on the part of a director or employee of the Company or Related Company. The Committee, the individual members thereof and persons acting as the authorized delegates of the Committee under the Plan, shall be indemnified by the Company against any and all liabilities, losses, costs and expenses (including legal fees and expenses) of whatsoever kind and nature which may be imposed on, incurred by or asserted against the Committee or its members or authorized delegates by reason of the performance of a Committee function if the Committee or its members or authorized delegates did not act dishonestly or in willful violation of the law or regulation under which such liability, loss, cost or expense arises. This indemnification shall not duplicate but may supplement any coverage available under any applicable insurance.

SECTION 8

AMENDMENT AND TERMINATION

The Board may, at any time, amend or terminate the Plan, and the Board or the Committee may amend any Award Agreement, provided that no amendment or termination may, in the absence of written consent to the change by the affected Participant (or, if the Participant is not then living, the affected beneficiary), adversely affect the rights of any Participant or beneficiary under any Award granted under the Plan prior to the date such amendment is adopted by the Board (or the Committee if applicable); and further provided that adjustments pursuant to Section 3.2 shall not be subject to the foregoing limitations of this Section 8; and further provided that the provisions of Section 4.6 (relating to Option repricing) cannot be amended unless the amendment is approved by the Company’s stockholders. Approval by the Company’s stockholders will be required for any material revision to the terms of the Plan, with the Committee’s determination of “material revision” to take into account the exemptions under applicable stock exchange rules. No amendment or termination shall be adopted or effective if it would result in accelerated recognition of income or imposition of additional tax under Section 409A of the Code or, except as otherwise provided in the amendment, would cause amounts that were not otherwise subject to Section 409A of the Code to become subject to Section 409A of the Code.

SECTION 9

general provisions

9.1 General Restrictions. Delivery of shares of Stock or other amounts under the Plan shall be subject to the following:

(a) Notwithstanding any other provision of the Plan, the Company shall have no obligation to recognize an exercise of an Option or deliver any shares of Stock or make any other distribution of benefits under the Plan unless such exercise, delivery or distribution complies with all Applicable Laws (including, without limitation, the requirements of the United States Securities Act of 1933 and the securities laws of any other applicable jurisdiction), and the applicable requirements of any securities exchange or similar entity or other regulatory authority with respect to the issue of shares and securities by the Company.

(b) To the extent that the Plan provides for issuance of share certificates to reflect the issuance of shares of Stock, the issuance may be effected on a non-certificated basis, to the extent not prohibited by Applicable Law, the By-laws of the Company.

(c) To the extent provided by the Committee, any Award may be settled in cash rather than shares of Stock.

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9.2 Tax Withholding. All distributions under the Plan are subject to withholding of all applicable taxes, and the Committee may condition the delivery of any shares of Stock or other benefits under the Plan on satisfaction of the applicable withholding obligations. Except as otherwise provided by the Committee and subject to Applicable Law, such withholding obligations may be satisfied (i) through cash payment by the Participant; (ii) through the surrender of shares of Stock which the Participant already owns; or (iii) through the surrender of shares of Stock to which the Participant is otherwise entitled under the Plan (including shares otherwise distributable pursuant to the Award); provided, however, that such shares of Stock under this clause (iii) may be used to satisfy not more than the maximum individual tax rate for the Participant in applicable jurisdiction for such Participant (based on the applicable rates of the relevant tax authorities (for example, federal, state, and local), including the Participant’s share of payroll or similar taxes, as provided in tax law, regulations, or the authority’s administrative practices, not to exceed the highest statutory rate in that jurisdiction, even if that rate exceeds the highest rate that may be applicable to the specific Participant).

9.3 Grant and Use of Awards. In the discretion of the Committee, an Eligible Individual may be granted any Award permitted under the provisions of the Plan, and more than one Award may be granted to an Eligible Individual. Subject to Section 4.6 (relating to repricing), Awards may be granted as alternatives to or replacement of awards granted or outstanding under the Plan, or any other plan or arrangement of the Company or a Subsidiary or a Related Company (including a plan or arrangement of a business or entity, all or a portion of which is acquired by the Company or a Subsidiary or a Related Company). Subject to the overall limitation on the number of shares of Stock that may be delivered under the Plan, the Committee may use available shares of Stock as the form of payment for compensation, grants or rights earned or due under any other compensation plans or arrangements of the Company or a Subsidiary or a Related Company, including the plans and arrangements of the Company or a Subsidiary or a Related Company assumed in business combinations. Notwithstanding the provisions of Section 4.4, Options granted under the Plan in replacement for awards under plans and arrangements of the Company or a Subsidiary or a Related Company assumed in business combinations may provide for Exercise Prices that are less than the Fair Market Value of the shares of Stock at the time of the replacement grants, if the Committee determines that such Exercise Price is appropriate to preserve the economic benefit of the award. The provisions of this Section 9.3 shall be subject to the provisions of Section 9.13.

9.4 Dividends and Dividend Equivalents. An Award (other than an Option) may provide the Participant with the right to receive dividend or dividend equivalent payments with respect to shares of Stock subject to the Award; provided, however, that no dividend or dividend equivalents granted in relation to Full Value Awards that are subject to vesting shall be settled prior to the date that such Full Value Award (or applicable portion thereof) becomes vested and is settled. Any such settlements, and any such crediting of dividends or dividend equivalents or reinvestment in shares of Stock, will be subject to the Company’s By-laws as well as Applicable Law and further may be subject to such conditions, restrictions and contingencies as the Committee shall establish, including the reinvestment of such credited amounts in share of Stock equivalents. The provisions of this Section 9.4 shall be subject to the provisions of Section 9.13.

9.5 Settlement of Awards. The obligation to make payments and distributions with respect to Awards may be satisfied through cash payments, the delivery of shares of Stock, the granting of replacement Awards or combination thereof as the Committee shall determine. Satisfaction of any such obligations under an Award, which is sometimes referred to as “settlement” of the Award, may be subject to such conditions, restrictions and contingencies as the Committee shall determine. The Committee may permit or require the deferral of any Award payment or distribution, subject to such rules and procedures as it may establish, which may include provisions for the payment or crediting of interest or dividend equivalents, and may include converting such credits into deferred share of Stock equivalents. Except for Options designated at the time of grant or otherwise as intended to be subject to Section 409A of the Code, this Section 9.5 shall not be construed to permit the deferred settlement of Options, if such settlement would result in deferral of compensation under Treas. Reg. §1.409A-1(b)(5)(i)(A)(3) (except as permitted in Sections (i) and (ii) of that section). Each Subsidiary shall be liable for payment of cash due under the Plan with respect to any Participant to the extent that such benefits are attributable to the services rendered for that Subsidiary by the Participant. Any disputes relating to liability of a Subsidiary for cash payments shall be resolved by the Committee. The provisions of this Section 9.5 shall be subject to the provisions of Section 9.13.

9.6 Transferability. Except as otherwise provided by the Committee, Awards under the Plan are not transferable except as designated by the Participant by will or by the laws of descent and distribution. If any benefits deliverable to the Participant under this Plan have not been delivered at the time of the Participant’s death, such benefits shall be delivered to the Designated Beneficiary, in accordance with the provisions of any applicable Award Agreement and the

Annex D-10

Plan. The “Designated Beneficiary” shall be the beneficiary or beneficiaries designated by the Participant in a writing filed with the Committee in such form and at such time as the Committee shall require. If a deceased Participant fails to designate a beneficiary, or if the Designated Beneficiary does not survive the Participant, any rights that would have been exercisable by the Participant and any benefits distributable to the Participant shall be distributed to the legal representative of the estate of the Participant. If a deceased Participant designates a beneficiary and the Designated Beneficiary survives the Participant but dies before the complete distribution of benefits to the Designated Beneficiary under this Agreement, then any benefits distributable to the Designated Beneficiary shall be distributed to the legal representative of the estate of the Designated Beneficiary.

9.7 Form and Time of Elections. Unless otherwise specified herein, each election required or permitted to be made by any Participant or other person entitled to benefits under the Plan, and any permitted modification, or revocation thereof, shall be in writing filed with the Committee at such times, in such form, and subject to such restrictions and limitations, not inconsistent with the terms of the Plan, as the Committee shall require.

9.8 Agreement With Company. An Award under the Plan shall be subject to such terms and conditions, not inconsistent with the Plan, as the Committee shall, in its sole discretion, prescribe. The terms and conditions of any Award to any Participant shall be reflected in such form of written (including electronic) document as is determined by the Committee. A copy of such document shall be provided to the Participant, and the Committee may, but need not require that the Participant sign a copy of such document. Such document is referred to in the Plan as an “Award Agreement” regardless of whether any Participant signature is required.

9.9 Action by Company or Subsidiary. Any action required or permitted to be taken by the Company or any Subsidiary or Related Company shall be by resolution of its board of directors, or by action of one or more members of the board (including a committee of the board) who are duly authorized to act for the board, or (except to the extent prohibited by Applicable Law or applicable rules of any stock exchange) by a duly authorized officer of such company.

9.10 Gender and Number. Where the context admits, words in any gender shall include any other gender, words in the singular shall include the plural and the plural shall include the singular.

9.11 Limitation of Implied Rights.

(a) Neither a Participant nor any other person shall, by reason of participation in the Plan, acquire any right in or title to any assets, funds or property of the Company or any Subsidiary or Related Company whatsoever, including, without limitation, any specific funds, assets, or other property which the Company or any Subsidiary or Related Company, in its sole discretion, may set aside in anticipation of a liability under the Plan. A Participant shall have only a contractual right to the shares of Stock or amounts, if any, payable under the Plan, unsecured by any assets of the Company or any Subsidiary or Related Company, and nothing contained in the Plan shall constitute a guarantee that the assets of the Company or any Subsidiary or Related Company shall be sufficient to pay any benefits to any person.

(b) The Plan does not constitute a contract of employment, and selection as a Participant will not give any participating employee or other individual the right to be retained in the employ of the Company or any Subsidiary or Related Company or the right to continue to provide services to the Company or any Subsidiary or Related Company, nor any right or claim to any benefit under the Plan, unless such right or claim has specifically accrued under the terms of the Plan. Except as otherwise provided in the Plan, no Award under the Plan shall confer upon the holder thereof any rights as a stockholder of the Company prior to the date on which the individual fulfills all conditions for receipt of such rights and is registered in the Company’s Register of share of stockholders.

(c) All Stock and shares issued under any Award or otherwise are to be held subject to the provisions of the Company’s By-laws and each Participant is deemed to agree to be bound by the terms of the Company’s By-laws as they stand at the time of issue of any shares of Stock under the Plan.

9.12 Evidence. Evidence required of anyone under the Plan may be by certificate, affidavit, document or other information which the person acting on it considers pertinent and reliable, and signed, made or presented by the proper party or parties.

Annex D-11

9.13 Limitations under Section 409A. The provisions of the Plan shall be subject to the following:

(a) Awards will be designed and operated in such a manner that they are either exempt from the application of, or comply with, the requirements of Section 409A of the Code, except as otherwise determined in the sole discretion of the Committee. The Plan and each Award Agreement under the Plan is intended to meet the requirements of Section 409A of the Code and will be construed and interpreted in accordance with such intent, except as otherwise determined in the sole discretion of the Committee. To the extent that an Award or payment, or the settlement or deferral thereof, is subject to Section 409A of the Code the Award will be granted, paid, settled or deferred in a manner that will meet the requirements of Section 409A of the Code, such that the grant, payment, settlement or deferral will not be subject to the additional tax or interest applicable under Section 409A of the Code.

(b) Neither Section 9.3 nor any other provision of the Plan shall be construed to permit the grant of an Option if such action would cause the Option being granted or the option or stock appreciation right being replaced to be subject to Section 409A of the Code, provided that this Section 9.13(b) shall not apply to any Option (or option or stock appreciation right granted under another plan) being replaced that, at the time it is granted or otherwise, is designated as being deferred compensation subject to Section 409A of the Code.

(c) Except with respect to an Option that, at the time it is granted or otherwise, is designated as being deferred compensation subject to Section 409A of the Code, no Option shall condition the receipt of dividends with respect to an Option on the exercise of such Award, or otherwise provide for payment of such dividends in a manner that would cause the payment to be treated as an offset to or reduction of the Exercise Price of the Option pursuant Treas. Reg. §1.409A-1(b)(5)(i)(E).

(d) The Plan shall not be construed to permit a modification of an Award, or to permit the payment of a dividend or dividend equivalent, if such actions would result in accelerated recognition of taxable income or imposition of additional tax under Section 409A of the Code.

Annex D-12

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20. Indemnification of Directors and Officers.

Subsection (a) of Section 145 of the General Corporation Law of the State of Delaware (referred to as the “DGCL”) empowers a corporation to indemnify any person who was or is a party or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Subsection (b) of Section 145 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 further provides that to the extent a director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and the indemnification provided for by Section 145 shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators. Section 145 also empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145.

Section 102(b)(7) of the DGCL provides that a corporation’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

Abri’s Certificate of Incorporation provides for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and Abri’s bylaws provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law.

In addition, effective upon Closing, Abri will enter into indemnification agreements with each of our directors and officers. These agreements will require Abri to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to Abri, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. Abri also intends to enter into indemnification agreements with its future directors.

Item 21. Exhibits and Financial Statements Schedules

Exhibit	Description	Incorporated by Reference
		Schedule/ Form	File Number	Exhibits	Filing Date
2.1#^	Merger Agreement dated as of January 27, 2022, by and among Abri SPAC I, Inc., Abri Merger Sub, Inc., Erez Simha, as Securityholder Representative and Apifiny Group Inc. (included as Annex A to this proxy statement/prospectus).	Form 8-K	001-40723	2.1	February 2, 2022
3.1	Amended and Restated Certificate of Incorporation of Abri.	Form 8-K	001-40723	3.1	August 13, 2021
3.2^	Form of Second Amended and Restated Certificate of Incorporation of Abri (included as Annex B to this proxy statement/prospectus).
3.3	Bylaws of Abri.	Form S-1	333-257916	3.3	July 15, 2021
3.4^	Form of Amended and Restated Bylaws of Abri (included as Annex C to this proxy statement/prospectus).
4.1	Specimen Unit Certificate of Abri.	Form S-1	333-257916	4.1	July 15, 2021
4.2	Specimen Common Stock Certificate of Abri.	Form S-1	333-257916	4.2	July 15, 2021
4.3	Specimen Warrant Certificate of Abri.	Form S-1	333-257916	4.3	July 15, 2021
4.4	Warrant Agreement, dated August 9, 2021, by and between Continental Stock Transfer & Trust Company and Abri.	Form 8-K	001-40723	4.1	August 13, 2021
5.1+	Opinion of Loeb & Loeb LLP regarding the validity of the securities.
8.1	Form of Tax Opinion of Mayer Brown LLP.
10.1.1	Letter Agreement, dated August 9, 2021, by and between the Company, officers and directors.	Form 8-K	001-40723	10.1.1	August 13, 2021
10.1.2	Letter Agreement, dated August 9, 2021, by and between the Company and the Sponsor.	Form 8-K	001-40723	10.1.2	August 13, 2021
10.2	Investment Management Trust Agreement, dated March 10, 2021, by and between Continental Stock Transfer & Trust Company and Abri.	Form 8-K	001-40723	10.2	August 13, 2021
10.3	Stock Escrow Agreement, dated August 9, 2021, by and among Abri, Continental Stock Transfer & Trust Company and each of the initial shareholders.	Form 8-K	001-40723	10.7	August 13, 2021
10.4	Registration Rights Agreement, dated August 9, 2021, by and among Abri, the Sponsor, Chardan Capital Markets, and the initial shareholders.	Form 8-K	001-40723	10.3	August 13, 2021
10.5	Form of Indemnity Agreement of Abri.	Form S-1	333-257916		July 15, 2021
10.6	Unit Purchase Agreement, dated August 9, 2021, by and between Abri and Abri Ventures I, LLC.	Form 8-K	001-40723	10.5	August 13, 2021
10.7	Unit Purchase Agreement between Abri and Chardan Capital Markets dated August 9, 2021	Form 8-K	001-40723	10.6	August 13, 2021
10.8	Administrative Services Agreement, dated August 9, 2021, between Abri and the Sponsor.	Form 8-K	001-40723	10.4	August 13, 2021
10.9*	Form of 2022 Apifiny Group Inc. Long-Term Incentive Plan (included as Annex D to this proxy statement/prospectus).
10.11	Form of Amended and Restated Registration Rights Agreement by and among Abri, Apifiny and certain stockholders.
10.12.1	Form of Lock-Up Agreement by and among Abri and certain Apifiny stockholders.

Exhibit	Description	Incorporated by Reference
		Schedule/ Form	File Number	Exhibits	Filing Date
10.12.2	Form of Lock-Up Agreement by and among Abri and certain Abri stockholders.
10.13	Assurance Agreement between the Sponsor, Apifiny and TipTop Century Limited dated February 3, 2022
10.14	Parent Stockholder Support Agreement by and among Abri and certain stockholders.	Form 8-K	001-40723	10.1	February 2, 2022
10.15	Company Stockholder Support Agreement by and among Abri, Apifiny and certain stockholders.	Form 8-K	001-40723	10.2	February 2, 2022
10.16	Form of Sponsor Earnout Agreement between Abri and the Sponsor
10.17	Form of Earnout Escrow Agreement among Abri, the Sponsor, Erez Simha as the Apifiny securityholder representative and Continental Stock Transfer & Trust Company
10.18	Form of Indemnification Escrow Agreement among Abri, the Sponsor, the Apifiny securityholder representative and the Escrow Agent
10.19	Form of Voting Agreement among Abri, the Sponsor and certain holders of Common Stock
10.20	Form of Letter Agreement for Warrant Revenue Share among Abri, the Sponsor and Apifiny
10.21	Assurance Escrow Agreement Abri and among Apifiny, TipTop and the Escrow Agent dated February 3, 2022
10.22	Hosting Agreement, dated April 1, 2022, by and between Apifiny and Ritzer Group LLC and RPNY Holdings, LLC
10.23	Fireblocks License Agreement, dated August 31, 2021, by and between Apifiny and Fireblocks Inc.
10.24	Custodian Agreement, dated September 1, 2021, by and between Apifiny and Etana Trust Company
10.25	Master Agreement, dated April 18, 2019, by and between 55 Global, Inc. and IDM Global, Inc.
21.1+	List of Subsidiaries.
23.1	Consent of BDO USA LLP, independent registered public accounting firm of Abri.
23.2	Consent of UHY LLP, independent registered public accounting firm of Apifiny.
23.3+	Consent of Loeb & Loeb LLP (included in Exhibit 5.1).
24.1	Power of Attorney. (included on signature page)
99.1+	Consent of Haohan Xu to be named as a director.
99.2+	Consent of Erez Simha to be named as a director.
99.3+	Consent of Laurence N. Charney to be named as a director.
99.4+	Consent of Timothy Murphy to be named as a director.
99.5+	Consent of Samuel Shen to be named as a director.
99.6+	Consent of Mads Jensen to be named as a director.
99.7+	Consent of Denis Duncan to be named as a director.

Exhibit	Description	Incorporated by Reference
		Schedule/ Form	File Number	Exhibits	Filing Date
99.8+	Consent of [•] to be named as a director.
99.9+	Consent of [•] to be named as a director.
99.10+	Consent of [•] to be named as a director.
99.11+	Preliminary Proxy Card.
101.INS	Inline XBRL Instance Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).
107^	Filing Fee Table

____________

*        Indicates management contract or compensatory plan or arrangement.

+        To be filed by amendment.

#        Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601. The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

^        Previously filed.

Item 22. Undertakings

a.      The undersigned registrant hereby undertakes:

i.       To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(1)    To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(2)     To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(3)    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

ii.      That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

iii.     To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

iv.      That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

v.       That, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(1)    Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(2)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(3)    The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(4)    Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

vi.     The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to re-offerings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable Form.

vii.    The undersigned registrant hereby undertakes as follows: that every prospectus (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

viii.   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

b.      The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

c.      The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on the 9th day of May, 2022.

Abri SPAC I, Inc.
By:	/s/ Jeffrey Tirman
Name:	Jeffrey Tirman
Title:	Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Jeffrey Tirman	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	May 9, 2022
Jeffrey Tirman
/s/ *	Chief Operating Officer and Director	May 9, 2022
Nima Montazeri
/s/ Christopher Hardt	Chief Financial Officer	May 9, 2022
Christopher Hardt	(Principal Financial and Accounting Officer)
/s/ *	Director	May 9, 2022
John Wepler
/s/ *	Director	May 9, 2022
Joseph Schottland
/s/ *	Director	May 9, 2022
Nadine Watt
* By:	/s/ Jeffrey Tirman
Name: Jeffrey Tirman
Title: Attorney-in-fact